4118

06012654

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hagemeyer NV

*CURRENT ADDRESS

PROCESSED

APR 19 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4865 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/18/06

Annual Report 2005



Local service worldwide
HAGEMEYER

usiness

Accelerate profitable growth

006	2007	2008	2009
rofitability			
ositive net result expected	PPS ROIC target: 9%		

urther PPS upside potential

urther improve the operational basics

ccelerated growth in Industry

ncluding acquisitions)

urther geographical expansion

ncluding acquisitions)

Operating result before exceptional items

Net result

All organic revenue growth percentages in this Annual Report have been calculated on a same number of working days basis, unless explicitly stated otherwise.

Bars in charts may be presented non-proportionally to improve readability.

All figures before 2004 are in accordance with Dutch GAAP.

Group net revenue (in € millions)



5,427
5,595
462
1,192
1,307
3,334
3,449
2004
2005
PPS Europe
PPS Asia-Pacific
PPS North America
ACE

Group operating result (in € millions)



88
13
15
68
4
9
(2)
2004
2005
PPS Europe
ACE
PPS North America
Corporate and other costs
PPS Asia-Pacific

Employees



17,680
17,209
302
321
2004
2005
Number of employees at year-end
Average revenue per employee (in € thousands)


Europe
North America
Asia-Pacific

Local service worldwide

Hagemeyer is in the service business. This means our customers always come first. Excellent customer service is crucial for the success of our business.

It forms the basis for revenue growth and gross margin improvement. It also helps to improve productivity. Excellent customer service is equally important in our core Professional Products and Services (PPS) activities and the Agencies/Consumer Electronics (ACE) business. Achieving world-class customer service is therefore one of our key focus areas.

In the PPS business our main customers are contractors in the Construction and Installation (C&I) market and industrial users. Their service needs and expectations vary from country to country. That is why we strive for a high degree of decentralisation. Our local operating companies adapt their product and service offering, systems, logistics and other processes to the specific needs of local customers. That is how we achieve local service worldwide.

Contents

1 Key figures
2 Letter from the CEO
8 Board of Management / PPS Executive Committee
10 Strategy
23 The world of Hagemeyer
34 Report of the Board of Management
34 - *Group financial review*
43 - *Outlook*
44 - *Professional Products and Services (PPS)*
48 - *PPS Europe*
54 - *PPS North America*
58 - *PPS Asia-Pacific*
62 - *Agencies / Consumer Electronics (ACE)*
66 - *Corporate governance*
68 - *Human resources*
71 - *Risk management*
73 - *In control statement*
74 Report of the Supervisory Board
79 Remuneration policy
84 Corporate sustainability
91 Consolidated financial statements
141 Auditors' report on consolidated financial statements
142 Company financial statements
153 Auditors' report on Company financial statements
154 Exchange rates
155 Principal operating companies
159 Five year history
162 Shareholder information
166 Glossary of terms

The Hagemeyer Road to Recovery

Fix the b

2001	2002	2003	2004	2005
			Survival	Recovery
	Severe operational disruptions in UK, USA and Germany	Hagemeyer in serious difficulties	• Decline stopped • Operational problems resolved • Back to basics	• € 88 million operating result



153
209
57
13
(141)
88
(58)

Profile

As a service-driven Group, Hagemeyer is active in more than 25 countries in Europe, North America and Asia-Pacific. In 2005, our 17,200 people around the world achieved revenues of € 5.6 billion. Around 93% was generated through our core Professional Products and Services (PPS) business. PPS is the value-added, business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products to contractors
in the Construction and Installation (C&I) market and to industrial users around the globe. The remaining 7% of Hagemeyer's 2005 revenues was achieved by our Agencies/ Consumer Electronics (ACE) business. ACE distributes consumer electronics and other branded products in the Netherlands and Australia, and luxury goods in a number of countries in Asia.

The Hagemeyer Group has its head office in Naarden, the Netherlands.

Mission

Our mission is to exceed our customers' and suppliers' expectations in the value-added business-to-business distribution of electrical parts and supplies and electrical and non-electrical Maintenance, Repair and Operations (MRO) products in the Construction and Installation (C&I) market and in Industry. Hagemeyer adds value for its end-users and suppliers by providing a wide range of logistics and technical support services that enable them to improve their own customer service and increase their efficiency and competitiveness.

We aim to achieve this mission by:

- Delivering long-term satisfactory shareholder returns;
- Developing a team of motivated Hagemeyer employees who pursue our goals with corporate pride;
- Maintaining the highest standards of integrity and honesty;
- Respecting and applying our principles with regard to human rights, labour standards and the protection of the environment.



Agenda

for the Annual General Meeting of Shareholders

HAGEMEYER

Explanatory notes to the agenda

For the Annual General Meeting of Shareholders of Hagemeyer N.V. ('Hagemeyer'), to be held in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, on Friday, April 28, 2006 at 14.00 hours.

The agenda items 3, 5, 6, 7, 8, 9, 10a, 10b, 11, 12a and 12b on the agenda will be put to the vote of the Annual General Meeting of Shareholders.
The explanatory notes to the agenda contain a further description of the agenda.[1]

Agenda items

2, 3. Report of the Board of Management over the financial year 2005 and discussion of the Annual Report 2005. Adoption of the financial statements 2005

The Annual Report 2005, which includes the financial statements 2005, is published on Hagemeyer's website (www.hagemeyer.com) and is also available at Hagemeyer's head office.

4. Discussion of the reserves - and dividend policy

Until 2003 Hagemeyer generally paid a dividend which was based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Since then, due to Hagemeyer's financial position, no dividend has been paid. The amount and form of any future dividends will be dependent on the financial gearing, cash flow and results.

5. Dividend 2005

In light of the negative result for 2005, no dividend will be paid out for the financial year 2005. In accordance with clause 33.5 of Hagemeyer's articles of association, it is proposed to set the loss over 2005 against the distributable part of the shareholders' equity.

1 Documents that are referred to herein are available at Hagemeyer (email: info@hagemeyer.com or telephone: +31(0)35 6957676) and at ABN AMRO Bank (telephone: +31(0)76 5799455) and will be sent to you free of charge upon request. These documents are also available on Hagemeyer's website www.hagemeyer.com

Curriculum Vitae

R.M.J. van der Meer

Date of birth | January 27, 1945
Nationality | Dutch

Master degree in Chemical Engineering, Delft University of Technology

Former member of the Board of Management of Akzo Nobel N.V.

Other notable positions:
- Vice-Chairman Supervisory Board Imtech N.V.
- Member Supervisory Board ING Bank Nederland N.V. / ING Verzekeringen Nederland N.V.
- Chairman Supervisory Board Norit International B.V.
- Chairman Supervisory Board Energie Beheer Nederland B.V.

Mr Van der Meer does not own any Hagemeyer shares.

P.H.J.M. Visée

Date of birth | July 11, 1961
Nationality | Dutch

Master degree Business Economics, Erasmus University Rotterdam
Master degree Dutch Law, Erasmus University Rotterdam
Post-graduate Accountancy, Catholic University Brabant

Group Treasurer Unilever PLC / N.V.

Other notable positions:
- Member of Advisory Committee Unilever Pension Fund 'Progress'
- Member of the Supervisory Board of Unilever Insurances N.V.

Mr Visée does not own any Hagemeyer shares.

6, 7. Discharge of the members of the Board of Management and the members of the Supervisory Board

These are regular agenda items, in which it is proposed to discharge the members of the Board of Management in respect of their management during the previous financial year, and in which it is proposed to discharge the members of the Supervisory Board in respect of their supervision during the previous financial year.

8. Appointment of the external auditor to audit the financial statements 2006

It is proposed to appoint Deloitte Accountants B.V. as the external auditor to audit the financial statements 2006. Within Deloitte, Mr R.J.M. Dassen will be the responsible auditor for Hagemeyer.

9. Appointment of members to the Supervisory Board

As announced on March 21, 2006 Mr P.J. Kalff will stand down as Chairman and member of the Supervisory Board after having fulfilled the maximum of three four-year terms according to the regulations of the Supervisory Board and Mr B.A.J. Bourigeaud will resign due to time constraints and his intensive travel schedule as Chairman of the Executive Board and CEO of Atos Origin. As a consequence, the Supervisory Board will have two vacancies. It is therefore proposed to appoint two new members to the Supervisory Board: Mr R.M.J. van der Meer and Mr P.H.J.M. Visée. Both gentlemen fit the Supervisory Board profile. Mr Van der Meer brings with him a wide-ranging international business experience. In addition to international business experience, Mr Visée brings expertise in finance and administration. For more information please refer to their attached CVs.

10. Remuneration Policy for the Board of Management

a. Adoption of the revised Remuneration Policy

In the Annual General Meeting of Shareholders held on April 26, 2005, the Remuneration Policy for the Board of Management was adopted. In order to more directly align the interests of members of the Board of Management with those of Hagemeyer's shareholders, it is proposed to replace the current option plan with a new incentive plan. Under the terms of this plan, members of the Board of Management may invest up to 100% of the net Short-Term Incentive in Hagemeyer shares. As from 2007 an investment in Hagemeyer shares will be mandatory at a percentage of the net Short-Term Incentive to be determined by the Supervisory Board. Three years after such investment, subject to the achievement of (financial) targets to be determined by the Supervisory Board, Hagemeyer will grant a number of shares ranging between 50% - 200% of the number of shares acquired by the member of the Board of Management. For the 2006 - 2008 plan, these targets are certain levels of average ROIC during this three-year period. The initially invested shares will be deposited on a blocked account for a period of three years; the shares granted by Hagemeyer will be subject to a holding period of two years from the granting date. The Supervisory Board will decide annually whether the plan will be continued or discontinued.

b. Approval of the revised option plan for the Board of Management

The currently existing option plan for the Board of Management is described in detail on page 80 of the Annual Report 2005. It is proposed to approve to replace the currently existing option plan for the Board of Management with the incentive plan described in the note to agenda item 10a.

11. Authorisation of the Board of Management to cause Hagemeyer N.V. to acquire shares in its capital

It is proposed to authorise the Board of Management to cause Hagemeyer to acquire shares in its capital for valuable consideration to the maximum amount legally permitted. This authorisation will be valid for eighteen months, from the date of this shareholders' meeting to October 28, 2007. The shares may be acquired on the stock exchange or otherwise for a consideration of at least € 0.01 and not exceeding the stock exchange price increased by 10%. For the purpose hereof, the stock exchange price is considered to be the average price of the five trading days prior to the day of acquisition, as appears in the "Officiële Prijscourant" (Official List) of Euronext Amsterdam N.V.

12. Extension of the designation of the Board of Management

a. As the competent body to resolve an issuance of ordinary shares

It is proposed to extend the authorisation of the Board of Management as the competent body to resolve, after having obtained approval from the Supervisory Board, to issue shares, including the authorisation to grant share subscription rights. This authorisation will be valid for eighteen months from the date of this shareholders' meeting to October 28, 2007. The authorisation applies to a maximum of 10% of the issued capital of Hagemeyer at the date of the resolution by the Board of Management to issue shares or grant share subscription rights. Hagemeyer believes that for practical reasons the Board of Management, after having obtained approval by the Supervisory Board, should have some discretion in case of, inter alia, the granting of shares and options and smaller acquisitions. Shareholders will need to be approached separately for share issues to fund larger acquisitions intended by Hagemeyer.

b. As the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares

It is proposed to extend the authorisation of the Board of Management as the competent body to resolve, after having obtained approval from the Supervisory Board, to restrict or exclude the pre-emptive right on any issuance of shares, including any grant of share subscription rights, for a period of eighteen months, from the date of this shareholders' meeting to October 28, 2007. This authorisation shall extend only to the issue of shares and grant of share subscription rights which the Board of Management is authorised to issue under the terms of the authorisation described in item 12a of the agenda.

Agenda

For the Annual General Meeting of Shareholders of Hagemeyer N.V., to be held in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, on Friday, April 28, 2006 at 14.00 hours.

1. Opening
2. Report of the Board of Management over the financial year 2005 and discussion of the Annual Report 2005
3. Adoption of the financial statements 2005
4. Discussion of the reserves and dividend policy
5. Dividend 2005
6. Discharge of the members of the Board of Management
7. Discharge of the members of the Supervisory Board
8. Appointment of the external auditor to audit the financial statements 2006
9. Appointment of members to the Supervisory Board
10. Remuneration Policy for the Board of Management
    a. *Adoption of the revised Remuneration Policy*
    b. *Approval of the revised option plan for the Board of Management*
11. Authorisation of the Board of Management to cause Hagemeyer N.V. to acquire shares in its capital
12. Extension of the designation of the Board of Management
    a. *As the competent body to resolve an issuance of ordinary shares*
    b. *As the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares*
13. Any other business
14. Closure of the meeting

Key figures

(in € millions)	IFRS 2005	IFRS 2004	Dutch GAAP 2003
Net revenue	5,595	5,427	6,338
Organic revenue growth	*4.7%*	*3.5%* [1]	*(4.9%)* [1]
Organic revenue growth in PPS business	*5.4%*	*3.2%*	*(7.1%)*
Gross profit before exceptional items	1,303	1,257	1,346
Gross profit before exceptional items as a percentage of net revenue	*23.3%*	*23.2%*	*21.2%*
Gross profit	1,301	1,252	1,281
Operating expenses before exceptional items	(1,217)	(1,248)	(1,373)
Operating expenses before exceptional items as a percentage of net revenue	*(21.8%)*	*(23.0%)*	*(21.7%)*
Other operating income	10	50	18
EBITDA before exceptional items [2]	134	65	41
Operating result before exceptional items [3]	88	13	(9)
Operating result before exceptional items as a percentage of net revenue	*1.6%*	*0.2%*	*(0.1%)*
Net profit / (loss) before amortisation of goodwill	(58)	(141)	(284)
Net profit / (loss)	(58)	(141)	(318)
Operating cash flow	111	48	(1)
Free cash flow [4]	3	(63)	(138)
Net interest bearing debt [5]	445	459	927
Equity	731	649	543
Gearing [6]	0.61	0.71	1.71
Capital ratio [7]	28.8	26.6	20.8
Average net working capital	725	757	957
Average net working capital as a percentage of 12 months revenue	*13.0%*	*14.0%*	*15.1%*
Average number of employees	17,417	17,973	20,918
Number of employees at year-end	17,209	17,680	19,057
Average revenue per employee (in € thousands)	321	302	303
Data per ordinary share (in €) [8]			
Net profit / (loss) before amortisation goodwill	(0.11)	(0.29)	(2.60)
Net profit / (loss)	(0.11)	(0.29)	(2.91)
Dividend	-	-	-
Equity	1.42	1.26	4.67
Share data (in €)			
Highest traded price	2.79	2.36	7.51
Lowest traded price	1.67	1.33	1.76
Closing price	2.74	1.70	1.79 [10]
Number of ordinary shares issued [9]	516,191,042	516,091,042	109,459,256
Market capitalisation [9] (in € millions)	1,414.4	877.4	195.9

1 *Not adjusted for working days*
2 *Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items*
3 *Earnings before interest, tax, amortisation of goodwill and exceptional items*
4 *Net cash flow from operating activities less net capital expenditures*
5 *Interest bearing long and short term debt and subordinated convertible bonds, less cash and deposits*
6 *Net interest bearing debt / equity*
7 *Equity / total assets*
8 *Rounded to the nearest Euro cent, based on the weighted average number of shares outstanding*
9 *At December 31*
10 *Adjusted for rights issue in February 2004 this is € 1.32*



‘We have taken some major steps on the way to Hagemeyer’s full potential’

Rudi de Becker | CEO

Delivering on our promises; profitability in sight

Dear shareholders and other stakeholders,

In 2005, Hagemeyer has again taken a major step towards profitability. Following the serious operational difficulties we experienced in some markets in 2002 and 2003, we set out a clear strategic vision, not only for our recovery, but also for achieving Hagemeyer's full potential in the future. 2004 was the year of repair and survival. 2005 was the year for solid recovery. In 2006, we are aiming for renewed profitability. Our goal for the PPS business is to achieve 9% Return on Invested Capital (ROIC) in 2007. Thereafter, our objective is reaching Hagemeyer's full potential.

We have achieved our stated aims for 2005. The successful completion of Hagemeyer's turnaround is in sight and we are already preparing for the next challenge - accelerated profit growth as we move vigorously, year-on-year, towards achieving Hagemeyer's full potential.

Progress in all key performance areas, substantial result improvements

On a Group level, we have made progress in all key performance areas. Our organic revenue growth has accelerated from 3.5% (not adjusted for number of working days) in 2004 to 4.7% in 2005. Our gross margin has improved by 10 basis points and our cost to revenue ratio has gone down from 23.0% to 21.8%. After reducing our headcount (excluding divestments and acquisitions) by 590 FTEs in 2004, we realised a further headcount reduction of 256 FTEs in 2005. We also significantly improved our working capital productivity. Net working capital as a percentage of net revenue was reduced by a further 100 basis points as compared to 2004. All this has led to a further substantial reduction of our net loss in 2005.

After reducing our net loss by € 154 million in 2004 (Dutch GAAP, compared to 2003), we brought it down again by € 83 million in 2005, from € 141 million negative in 2004 to € 58 million negative in 2005. This latter figure includes negative fair value adjustments of € 20 million and just under € 45 million of exceptional items. Seen in this light, we can say with some confidence that a positive bottom line is well within reach. In fact, Hagemeyer already achieved a positive net result of € 35 million for the second half of 2005 (excluding fair value adjustments). We have, therefore, every reason to believe that we will achieve a positive net result for the full year 2006 as a further step towards our PPS objective of 9% ROIC in 2007.

- *Net result improved by € 83 million to € 58 million negative*
- *Financial position considerably strengthened*
- *Substantial progress in UK*
- *Germany: market share gained in declining market*
- *Launch of new management development programme*

PPS organic revenue growth


2003
(7.3%)
2004
0.2%
3.5%
2005
4.8%
Quarter 1
Quarter 2
Quarter 3
Quarter 4

PPS – accelerated revenue growth

In 2004, we repaired all problems that caused operational disruption in the UK, USA, Germany and Australia in 2002 and 2003. In 2005, we were able to focus on further improving the key areas of our PPS business. We further strengthened operational management and the organisation in general, bringing customer service back up to our high standards. Key business processes were streamlined and efficiency improved. This resulted in a considerable improvement of our PPS performance. Organic revenue growth in PPS accelerated from 3.2% in 2004 to 5.4% in 2005. PPS grew by a significant 7.7% in Q4, the highest quarterly growth rate since 2000. All major PPS operating companies grew their revenue in 2005. Sales growth of 4.9% in Germany was particularly noteworthy, given that the German electrical wholesale market continued to decline in 2005.

Improved gross margin

At 22.7%, PPS gross margin improved by 10 basis points compared to 2004. The above-average growth of the relatively low gross margin regions (Nordics and North America) has put some pressure on the total PPS margin. Excluding the Nordics region and North America, PPS improved its gross margin by 100 basis points, from 22.8% in 2004 to 23.8% in 2005. There is still scope for further improvement. Gross margin improvement will therefore remain a key priority throughout the organisation.

Cost base reduced

With customer service and key business processes repaired in 2004 and restructuring initiatives better aligned to market reality, the further reduction of our cost base was high on our agenda for 2005. Underlying PPS operating expenses were reduced by € 34 million. PPS operating expenses as a percentage of revenue improved by 140 basis points, from 22.8% in 2004 to 21.4% in 2005.

PPS gross margin development


23.8%
22.8%
22.6%
22.7%
2004
2005
Total PPS
PPS excluding the Nordics region and North America

Strong increase in operating result

Operating result before exceptional items for our PPS business increased from € 13 million negative (0.2% negative of revenue) in 2004 to € 67 million positive (1.3% of revenue) in 2005.

The major contributor to this improvement was Hagemeyer UK. Our German, US and Australian operations also achieved encouraging improvements in profitability. The strong performers in our PPS business (Nordics, Spain, the Netherlands, Switzerland and Mexico) continued their positive momentum in 2005.

Focus on working capital paying off

The further improvement of our working capital productivity in 2005 was another positive development. Following a 240 basis points reduction in 2004, the average net working capital as a percentage of net revenue for our PPS business went down by another 80 basis points in 2005 to 12.6%.

Hagemeyer UK – on track

In 2004, we stated that Hagemeyer's turnaround depended to a major extent on the turnaround in the UK. For 2005, we are pleased to report that significant progress has been made by our UK operation. Operating losses before exceptional items were further reduced in 2005 from GBP 43 million (€ 63 million) in 2004 to GBP 24 million (€ 35 million). This GBP 19 million (€ 28 million) improvement was the result of a better gross margin and a significant reduction in the cost base. The successful restructuring of our UK logistics in 2005 has led to an annualised cost saving of more than € 30 million. Throughout the year, we continued to further streamline our processes and improve our organisation.

The UK management team has been strengthened considerably through the appointment of a new CEO and a number of other new managers in key roles. We achieved further efficiencies in overall headcount, reducing FTEs by 369. We have every reason to be confident that the combination of resumed revenue growth, further gross margin improvement and further cost reductions will bring a positive operating result in the UK in 2006.

PPS UK operating result before exceptional items (in € millions)


(63)
28
(35)
2004
Gross profit improvement and cost reductions
2005

ACE – challenging year

Whereas our core Professional Products and Services (PPS) teams around the world made great progress in 2005, our Agencies / Consumer Electronics (ACE) business had a difficult year. During the first half, we experienced a weakening of the consumer electronics market in both the Netherlands and Australia.
In addition, there was a slowdown in the Australian housing market, which had a negative effect on our white goods business.
Consumer electronics sales, however, improved considerably towards the end of the year, generating organic growth of 10.2% in our ACE business in Q4. In spite of this last quarter upturn, ACE organic revenue decreased by 4.4% for the full year 2005.

Stronger financial position

In 2004, Hagemeyer's financial restructuring gave us the necessary time to accomplish a turnaround. Financial covenants as from December 31, 2005 formed part of that restructuring. In 2005, these covenants have been met.
The Group's net senior debt decreased from € 329 million at the end of 2004 to € 210 million at 31 December 2005, mainly due to a € 135 million subordinated convertible bond issue in March 2005. In addition, in July 2005, Hagemeyer completed the refinancing and improvement of its senior credit facility. All of this progress means our financial position has been strengthened considerably in 2005.

Plans for the future: towards Hagemeyer's full potential

In the longer term, Hagemeyer can do better than its 9% ROIC objective for the PPS business for 2007. We consider the achievement of this objective as nothing more than a further step on our way towards Hagemeyer's full potential.

We are set to achieve our 2007 PPS objective and further increase our ROIC thereafter, in the first place by continuing to improve the basics of our business: customer service, organic growth, gross margin, cost to revenue ratio and working capital productivity.

Five key strategies that enhance both revenue growth and gross margin improvement will support our striving for Hagemeyer's full potential:

1. Accelerating growth in the industry segment and expanding our product / service offering (single-source concept).
2. Increasing our share in the small and medium-sized customer segment.
3. Increasing our value-added for customers and suppliers.
4. Reducing the number of suppliers and strengthening the relationship with our strategic suppliers.
5. Further increasing the penetration of our own brand.

Longer-term growth opportunities

With the continuing improvement of our operational performance and the further strengthening of our financial position, there will be more possibilities for us to grasp new growth opportunities. We therefore expect small to medium-sized acquisitions to play an increasingly important role in the foreseeable future. The acquisition of small and medium-sized distributors can further enhance our profitable growth in the medium and long term. Such acquisitions will only be pursued, however, if they fully support our strategic priorities, do not overly stretch our financial resources, and do not distract senior management's attention from their key operational priorities.

Management and people development

Hagemeyer's business is all about service and human relationships. Our people are the basis for our sustainable competitive advantage in the future. The continuous training and development of our people at all levels and in all businesses across the Group is therefore high on our priority list. To further support our journey towards Hagemeyer's full potential, in April 2006, we will launch a global senior management development programme. This 'Summit Programme' will be spread over 2006 and 2007. In six sessions, it will bring together approximately 50 senior managers from all parts of the global Hagemeyer PPS organisation. This senior management development programme has three objectives:

- To create full commitment to achieving Hagemeyer's full potential;
- To increase the knowledge and skills of our key players; and
- To further facilitate benchmarking and exchange of best practices between our PPS operating companies around the world.

We consider introducing a new incentive scheme, 'ShareMap', for the key players in the organisation as from 2006. The purpose of this new incentive plan is to align the interests of senior operational management more directly with those of our shareholders, and to create a feeling of ownership and financial commitment by investing in Hagemeyer shares.

Corporate governance and sustainability

Hagemeyer is already one of the leading companies in terms of compliance with the relevant principles and best practices of the Netherlands Corporate Governance Code. We are committed to respecting and applying principles related to human rights, labour standards and the environment. We will continue our efforts to further improve our performance in these important areas.

Our Supervisory Board plays a key role in our governance. I would like to take this opportunity, also on behalf of the entire Hagemeyer team, to extend a special word of thanks to Jan Kalff, who is standing down as Chairman and member of the Supervisory Board in the AGM of April 2006. Jan has been a member of Hagemeyer's Supervisory Board since 1994, and Chairman since 2000. He has now fulfilled the regulatory maximum of three four-year terms on the Supervisory Board. In his position as Chairman, he has played a key role in successfully steering Hagemeyer through the crisis of 2003 and early 2004. For me personally, his support and guidance have been invaluable since I joined Hagemeyer in early 2004. We all wish Jan the very best for the future.

Confidence in reaching a positive net result in 2006

Our outlook for 2006 is positive and we do not expect our markets to deteriorate. Hagemeyer is starting 2006 in a much stronger position than was the case in early 2005, with stronger operating company management teams, enthusiastic employees with a winning spirit, and an ongoing performance improvement in all our operations. 2006 should generate continued revenue growth and overall improvement of our business, resulting in a positive net result for the full year.

As we stand now, there is every reason to be confident that we will achieve our 2007 PPS objective of 9% ROIC as a further step towards Hagemeyer's full potential.

Thanks to our people

Ultimately, the key to our success lies in the skills, enthusiasm and commitment of our people. As in previous years, the Hagemeyer team worldwide has made an invaluable contribution to our progress. I thank all my colleagues for the great job they have done in 2005; they inspire confidence.

Finally, I would like to acknowledge all Hagemeyer's other stakeholders. On behalf of the global team, I would also like to express our gratitude to Hagemeyer's customers, suppliers, shareholders and lenders; their support has been, and continues to be, critical for our success.

Best regards,

Rudi de Becker, CEO

Board of Management



Rudi de Becker | 1946
CEO

Tjalling Tiemstra | 1952
CFO

Rudi de Becker

Joined Hagemeyer in the position of Chief Executive Officer in March 2004. Appointed a member of the Board of Management in the position of Chairman in the AGM of April 2004. Rudi de Becker is a Belgian national. Due to stand down in 2008. Prior to joining Hagemeyer, Rudi de Becker was a member of the Executive Board of Buhrmann, and prior to that he was a member of the Board of Samas and held a number of general management positions with, amongst others, Black & Decker and Xerox.

Number of Hagemeyer shares owned at December 31, 2005: 100,000.

Tjalling Tiemstra

Joined Hagemeyer in the position of Chief Financial Officer in August 2002. Appointed a member of the Board of Management in the AGM of April 2003. Tjalling Tiemstra is a Dutch national. Prior to joining Hagemeyer, Tjalling Tiemstra held the position of CFO at Hollandsche Beton Groep and prior to that he held various senior financial and general management positions with Unilever.

Number of Hagemeyer shares owned at December 31, 2005: none.

Corporate Secretary

[illegible]ein Bijl | 1968

Joined Hagemeyer's legal department in 1996 and has been Group Legal Counsel since 2003. Appointed Corporate Secretary and Corporate Compliance Officer in 2004.

PPS Executive Committee



Rudi de Becker | 1946
CEO



Tjalling Tiemstra | 1952
CFO



Alex Wouterse | 1965
Vice President Operational Support



Fernando Cogollos | 1959
CEO Southern Europe



Dave Gabriel | 1958
CEO North America



Ulf Gundemark | 1951
CEO Nordics



John Hogan | 1961
CEO UK & Ireland



Robin Norris | 1950
CEO Asia-Pacific



Paul Zekhuis | 1965
CEO Central Europe

Professional Products and Services (PPS)

Our core business is Professional Products and Services (PPS). This is the value-added, business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products to contractors in the Construction and Installation (C&I) market and to industry users. Hagemeyer adds value to its PPS customers and suppliers by enabling them to improve their own customer service and by increasing their efficiency and competitiveness. This core PPS business represents approximately 93% of Hagemeyer's total revenues. We operate PPS in 24 countries across Europe, North America and Asia-Pacific.

In Europe and Australia, approximately 70% of our PPS business is in the C&I market, the other 30% is in industry. Hagemeyer is the leader in the Australian market and is number one or two in most of its European markets. By far the largest part of our product range consists of electrical parts and supplies. Safety and other non-electrical MRO products still represent only a small, though steadily growing share of our revenues in these parts of the world.

The situation is different in North America, which represents 25% of our total PPS sales. In North America, approximately 85% of our business is in the industry market, with the balance in C&I. Our C&I business is concentrated in the south-east and mid-Atlantic regions of the USA. Our Canadian and Mexican businesses sell exclusively to industry customers. Part of our North American business consists of integrated supply contracts where Hagemeyer provides industry users, often on site, with value-added, one-stop-shopping services, including procurement, logistics and inventory management for a wide range of electrical and non-electrical MRO products. As a result of this industry focus and the importance of our integrated supply business in North America, the product range is much broader than electrical supplies alone, and includes a wide range of MRO essentials, such as safety products, cutting tools and abrasives, hand and power tools, electronics, lubricants and fasteners.

Agencies / Consumer Electronics (ACE)

The three companies that form our Agencies / Consumer Electronics (ACE) activities are Hagemeyer Brands in Australia (HBA), Hagemeyer Cosa Lieberman, headquartered in Hong Kong (HCL) and Haagtechno, representing the Panasonic and related brands in the Netherlands. In 2005 ACE represented 7% of the Group's total net revenue, 6% of the average capital employed (including goodwill) and 23% of operating result before exceptional items. The ACE companies therefore made an important contribution to the profitability and ROIC of the Group as a whole. ACE has our full support in exploiting their capabilities in the markets in which they operate and in further improving their operating result and return on invested capital, thereby maximising their value creation for shareholders.

PPS net revenue breakdown


net revenue
30% Industry
85% Industry
15% C&I
North America

The Hagemeyer strategy
Short-term priorities for our PPS business

Hagemeyers key priority is to further improve operational performance. The financial objective for our core PPS business is to achieve a return on invested capital (ROIC) of 9% by 2007. The focus on meeting customer and supplier expectations through excellent service is the driver that will enable us to achieve the goals for our key performance indicators.

Our PPS 2007 ROIC objective of 9% compares to a current Weighted Average Cost of Capital (WACC) of approximately 8%. The invested capital base includes capitalised goodwill. The eventual ROIC outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our current revenue growth objective within a range from 3 to 5% annually, our gross margin objective of between 23 and 24%, our cost to revenue ratio objective of 20% and our net working capital to revenue ratio objective of 12 to 13%.

Hagemeyer 2007 PPS financial objective: return on invested capital (ROIC) of 9%

	2004	2005	2007 Objectives
(in € millions)	% of net revenue	% of net revenue	% of net revenue
Net revenue	100%	100%	100%*
Gross profit	22.6%	22.7%	**23% - 24%**
Operating expenses	(22.8%)	(21.4%)	**(20%)**
Operating result before exceptional items	(0.2%)	1.3%	3% - 4%
Proforma tax charge of 26%	0.0%	(0.3%)	(1%)
Net operating profit after tax	(0.2%)	1.0%	2% - 3%
Return on invested capital PPS	**(0.6%)**	**3.3%**	**7% - 10%**
Average invested capital	31.4%	29.0%	28% - 29%
Average net working capital	13.4%	12.6%	**12% - 13%**
Average capitalised goodwill	12.1%	11.7%	11%
Average other assets	5.9%	4.7%	5%

* *Assuming 3-5% annual revenue growth*

So far, we have been making steady progress towards our 9% ROIC objective for 2007. Our organic growth of 5.4% in 2005 exceeded the upper end of our target growth range and the somewhat sluggish improvement of our gross margin (10 basis points improvement in 2005) is being compensated by a further reduction of our cost to revenue ratio (140 basis points improvement in 2005). With an average net working capital to revenue ratio of 12.6% end 2005 (80 basis points better than end 2004), we have already beaten our previous 2007 target of 13%.

Our current, medium- and longer-term strategies are all based on further improvement of what we call the basics, specifically in our PPS business.

Further improving the basics

Hagemeyer has made great strides in 2004 and 2005. To achieve further considerable improvements in profitability, there is no need to embark on ambitious growth initiatives and change programmes. We are convinced that during the coming years there is still a lot of potential to continually enhance the basics in all our operations. A number of internal growth drivers are helping us improve the PPS business: customer service, organic growth, gross margin, costs to revenue ratio, and working capital productivity. Pursuing excellence in our service is the basis for all other improvement activities. In 2005, our customer service levels in all operating companies have returned to competitive levels. We want to make them excellent in 2006.

PPS organic growth


4.5%
6.2%
Half year 1 2004
Half year 1 2005
Half year 2 2004
Half year 2 2005

Excellent customer service

At Hagemeyer, excellent customer service means:

- A near perfect 'DIFOT' (delivery in full, on time) performance;
- A wide product range on offer with prompt availability;
- Excellent technical and training support for our customers; and
- A customer-focused, friendly and listening organisation, easy to do business with.

Excellent customer service will be achieved by increasing our investments in training and technical expertise, by further streamlining our administrative and logistic processes, by further improving our cooperation with suppliers and by further strengthening our customer service monitoring systems.

Driving revenue growth

After years of decline, revenue growth resumed in 2004 (3.2%) and accelerated in 2005 (5.4%). Ongoing growth in revenue is crucial for distribution companies like Hagemeyer. By increasing revenue at solid gross margins and keeping our costs down, we not only expect to meet our financial targets for 2007, but also to position ourselves firmly for growing to our full potential in the future. That is why it is crucial that we continue to grow sales profitably, based on superior customer service and a dynamic and professional sales and marketing approach. We will continue to expand our sales organisation in most operating companies and improve our local service capabilities to small and medium-sized customers by increasing the density of our sales branch networks.

Improving gross margin

Gross margin improvement for total PPS has been slower than expected. The significant gross margin progress achieved in the UK, Germany and Australia has been largely offset by a change in customer mix in the Nordics region and in North America. Both regions have seen a shift towards large customers with lower gross margins; at the same time, revenue growth in the latter two regions has been above average.

There is still room for improving our gross margins. This will remain one of our most important strategic priorities for 2006 and beyond. Key areas for gross margin improvement include:

- Improving margin transparency, management and control in the sales and branch organisation;
- Further strengthening cooperation and partnerships with strategic suppliers;
- Further deploying 'category management', where managers are responsible for the profitability of their product group or category, resulting in a significant product rationalisation and a gradual shift towards more profitable suppliers and products;
- Taking advantage of cost reductions as a result of efficiency improvements in the in-bound supply chain (e.g., through implementation of regional distribution centres and vendor-managed inventories);
- Better leveraging of our national and international purchasing volumes;
- Boosting the penetration of our higher margin own-brand products;
- Smarter pricing adapted to specific product and customer segments;
- Selling more value-added services;
- Increasing our share in the small and medium-sized customer segment; and
- Further fine-tuning and intensifying the use of the ABC (Activity Based Costing) systems that were implemented in most of our operations in 2005. Our ABC systems allow us to analyse the profitability of an individual customer, customer segment, project, supplier or product group and guide us towards specific profitability improvement initiatives.

Reduced cost base

With customer service restored, decline arrested, and the Group stabilised in 2004, we were able to increase our focus on reducing our cost base in 2005. The most important cost reduction project in 2005 was the restructuring of our logistics model in the UK. The closing of our national distribution centre in Runcorn, the roll-out of 10 regional distribution centres and the restructuring of our transport network was completed by mid-2005 and resulted in an annualised cost saving of more than € 30 million. Further improving the efficiency in our organisation remains top priority. This ongoing efficiency improvement will be the sum of a multitude of smaller improvement initiatives across the organisation rather than the result of a few major, potentially disruptive, restructuring projects.

IT systems

The IT systems in our operating companies are performing satisfactorily and we are further improving their functionality and efficiency. There is no need for a global standardised IT system to achieve our strategic objectives. No major ERP replacements are planned for the foreseeable future. With the exception of Hagemeyer in the United States, where three different IT systems are still in operation, all our operating companies have one integrated nationwide IT system. This is a significant competitive advantage. In many countries, competition often still operates with a multitude of different IT systems.
A project was started in the USA to migrate the two minor systems to the main one, creating a single, fully integrated IT system by the end of 2007. This will not be a 'big bang' type of implementation, but is being done in a measured way, avoiding any business disruption.

Logistics

We will continue to further streamline our logistics in most of our operations. Although increasing productivity and reducing inventories are very important priorities, they will only be pursued if we can simultaneously succeed in better serving our customers. The logistics model we strive for in most of our operations is based on a number of small to medium-sized, low-cost and flexible regional distribution centres. These centres must be close to the customer, serve a limited number of sales branches and be easy to implement and operate. This model is successfully operating in Germany and is also being implemented in the UK, where the first phase of the roll-out was completed in mid-2005. It will also be implemented in Spain during the coming years and similar plans are being developed for other countries. We will continue our efforts to further improve the efficiency and effectiveness of our back-office activities (such as purchasing, logistics, and staff and administrative support functions), by segregating them from front-office tasks (such as business development and sales) and consolidating them in competence centres. Other efficiency improvement initiatives will only be implemented if they simultaneously represent better service to our customers.

Continuing focus on the UK

In 2005, Hagemeyer UK was the only operating company left in the Group with a negative operating result. Although major progress has been made, turning the 2005 operating loss of € 35 million into a profit in 2006 is still our biggest challenge. Our UK operation will therefore continue to receive the lion's share of our attention in 2006. With the full impact in 2006 of the cost savings resulting from the logistics restructuring in 2005, plus the effect of some smaller cost saving initiatives and with further improvements of our gross margin and the return of volume growth, we are confident that we will achieve a positive operating result before exceptional items in the UK in 2006. In spite of the serious disruption of its operations in 2002 and 2003, Hagemeyer's competitive position in the UK market is still potentially very strong. Our medium-term objective therefore is to restore Hagemeyer UK to its previous status as one of the most profitable operations in the Group.

Towards higher profitability in Germany, USA and Australia

Encouraging profit improvements have been achieved by our German and US operations. Both have turned their operating loss before exceptional items of 2004 into a positive operating result before exceptional items for 2005. Our German operation made significant progress in all key performance areas, whereas the US profit improvement was driven by revenue growth. For our US operation, improving gross margins, reducing the cost to revenue ratio and higher working capital productivity are high on our priority list for 2006 and beyond. Profitability also improved in Australia in 2005.

For our German, US and Australian operations, our priority is to ensure that their positive trend continues in order to bring them as quickly as possible to a satisfactory level of profitability. For the strong performers in our PPS business (i.e. the Nordics region, Spain, the Netherlands, Switzerland and Mexico), our strategy will be to ensure that they will continue their positive momentum and that they receive the necessary support to even accelerate their profitable growth.


Elektroskandia

Five key PPS strategies for the medium term

In addition to focusing on further improving the basics of our business, five key strategies will help us realise our key objectives and further improve our profitability in the medium and long term.

Accelerating growth in industry

Accelerating our growth in the industry market and expanding our product and service offering to this sector

The industry market is an attractive market. It offers ample scope to add value for customers and suppliers, resulting in improved profit margins.

In most of its markets, Hagemeyer already has a solid platform to further grow its industrial business. In addition, there are significant synergies between our C&I and our industry businesses, especially in the areas of warehousing and logistics, support services and infrastructure, IT, back-office functions and procurement of electrical parts and supplies.

For Hagemeyer, the trend of large and medium-sized industrial customers relocating to low-cost countries in Central and Eastern Europe, Asia and other parts of the world is an opportunity rather than a threat. Hagemeyer has the capability to follow these customers to most of these low-cost countries. For example, in 2005 we started new operations in Singapore, Malaysia and Thailand, for exactly this purpose. Besides, there is significant potential left to increase market share with small industrial businesses and with large and medium-sized industrial plants that do not relocate.

Single-source, one-stop-shopping

Our services to the industry range from the traditional wholesale delivery of electrical parts and supplies to the integrated supply of a wide range of electrical and non-electrical Maintenance, Repair and Operations (MRO) products, such as safety products, cutting tools and abrasives, hand and power tools, lubricants and fasteners. In the most developed case of integrated supply, the industrial user outsources all MRO procurement, logistics and inventory management to Hagemeyer. This single-source, one-stop-shopping concept allows the customer to drastically reduce the number of MRO suppliers, facilitating a substantial reduction in procurement costs.

Industry growth areas

Whereas in North America 85% of our sales goes to industrial customers, the share of industrial users in our businesses in Europe and Asia-Pacific is 30%. In North America, integrated supply (i.e. the practice of outsourcing MRO procurement and inventory management to distributors such as Hagemeyer) is widely developed. By contrast, integrated supply is still in its infancy in Europe and Asia-Pacific. The potential market is there, but development will be gradual. In North America, Hagemeyer is one of the leading providers of integrated supply services and has acquired world-class expertise in this area. Hagemeyer is in a strong position to take advantage of the expected growth of integrated supply in Europe and Asia-Pacific. This growth potential is further stimulated by our global US customers as they export the integrated supply concept to their operations elsewhere. As a global player, Hagemeyer has the capability to provide these customers with integrated supply services in most countries where they have industrial operations.

Sales growth potential

Through these opportunities, we expect our sales to industrial users to grow faster than our C&I business in the coming years. Its profit potential is also higher as it enables us to offer and provide more value-added services. Hagemeyer is therefore further reinforcing its capabilities in the industry market across the world. In many of the countries where we are active, a significant part of the organisation focuses on the needs of industrial customers. We are further strengthening these specialised industrial resources in the areas of procurement, logistics, training, technical support, customer service and sales. In addition, in all our operations, we are also gradually expanding our non-electrical MRO product range in order to provide industrial customers with a more comprehensive, single-source service offering.

2

Increasing share in small and medium-sized customer segment

Increasing the share of small and medium-sized customers (SMEs) in our business, while continuing to profitably grow our position in the large and global account segment

SME service

Hagemeyer ranks number one or two in most of its markets. This prominent position is often built on a considerable market share in the highly competitive large and global account segment. In these markets, the small and medium-sized customers offer considerable potential for profitable growth. During the disruption of 2002 and 2003, we also lost most market share and share of wallet with the small and medium-sized customers. Growing our share of wallet with these customers is therefore one of our key priorities. Excellent customer service, a wide product offering with immediate availability, a dense network of sales and service branches providing a personalised local service, and a specialised sales force maintaining close customer relationships are all key success factors in the small and medium-sized account segment.

Large accounts – customised solutions

Our expansion in the SME segment will not come at the expense of further profitable growth with large accounts. The strong position of most of our major operating companies in this segment is based on our ability to provide custom-made solutions to large accounts. We offer large accounts expertise in reducing their total procurement and supply chain costs and integrated supply services, including one-stop-shopping for a multitude of MRO products, plus the ability to completely outsource the procurement of these products. We further support our large customers with teams of highly specialised product application and supply chain consultants, nationwide and globally integrated account management, an integrated IT system within almost all of our countries, electronic ordering and billing, vendor-managed inventory and other logistics and supply chain services, access to low-cost sourcing and relevant information to improve their business.

Global account management

Large industry customers are increasingly demanding globalised services. The Global Account Management department, established in 2004 to coordinate the management of these accounts worldwide, has developed an encouraging volume of new business in 2005. This will remain an important focus area for the future.

3

Increasing value-added

Increasing our value-added for customers and suppliers

Hagemeyer is more than a traditional wholesaler passing on products from suppliers to end-users. We are also able to provide customers and suppliers with a multitude of value-added services. This potential to increase value-added offers a win-win opportunity for all concerned. Rather than limiting services to a standardised commodity, we will further strengthen our capabilities to provide customers and suppliers with unique, tailored solutions. This will not only improve efficiency and effectiveness for customers and suppliers, it will also strengthen our competitive position and improve profitability.

Increasing added value

The distribution of electrical parts and supplies is Hagemeyer's main activity. The market for electrical materials is, over the long term, an attractive growth market, offering ample opportunities. New electrical applications are constantly in development, and innovative suppliers are continuously bringing new electrical products and solutions to market in order to better satisfy ever-increasing customer needs. There is a continual upgrading trend towards better-quality, longer-lasting and more functional and versatile electrical products. Markets for electrical products are becoming increasingly diverse and complex, not only for end-users, but also for suppliers. Only world-class distributors such as Hagemeyer have the essential expertise and resources to help our suppliers bridge the gap between their R&D labs and end-users, thereby accelerating the penetration of their new products. In addition, the increasing success of the single-source and integrated supply concepts in the industrial markets will offer Hagemeyer real opportunities to increase value-added, also for the supply of non-electrical MRO products. One of our priorities will therefore be to considerably strengthen our capabilities to provide value-added services to both suppliers and end-users in areas such as product and marketing support, end-user training, technical advice and support, design, outsourcing of MRO procurement and inventory management and supply-chain consulting services.

Tailored systems

The order, billing and payment process is also an important area where we can add considerable value, both for customers and suppliers. Customers in our industry are spending too much time looking for products and suppliers, placing orders and matching invoices. We want to reduce their costs in these areas by further enhancing our e-commerce and EDI capabilities. The further improvement of customer-friendly electronic ordering and billing systems tailored to customers' procurement processes is therefore an important priority for all our operating companies.

4 Consolidating suppliers

Reducing the number of suppliers and strengthening the partnership with strategic suppliers

Hagemeyer aims to create more value not only for its customers, but also for its suppliers. An important element of our PPS strategy is therefore to strengthen the partnership with strategic suppliers and to reduce the number of non-strategic suppliers. This concentration of purchasing volumes and a closer relationship with key suppliers will result in improved purchasing prices and conditions for Hagemeyer, a critical factor for our ability to compete, and will lead to a multitude of advantages, which will benefit both Hagemeyer and our key suppliers. These are some of the areas where we see major mutual benefits:

- Better support for new product introductions;
- Improved technical advice and product training for end-users;
- Closer cooperation to take cost out of the supply chain and to reduce unproductive inventories; this includes initiatives such as VMI (Vendor Managed Inventories), electronic ordering, billing and invoicing, and the reduction of transport costs;
- Joint sales and marketing initiatives with closer commercial cooperation between manufacturer / supplier and our local sales organisations;
- Improved alignment of ordering cycles and manufacturing cycles;
- Increasing value-added by upgrading our product and service offering;
- Generating synergies from better coordination between local and international initiatives;
- Better understanding of each other's role and strategy; and
- Open exchange of relevant detailed sales information to identify market and customer opportunities.

With these objectives in mind, we have further strengthened our central International Procurement Department. Our team of international category managers works closely together with colleagues in the operating companies. They are also highly active in procurement benchmarking and the exchange of best practices between the operating companies. In addition, significant progress has been made in implementing the category management concept in operating companies. In the past, our product managers tended to focus on purchasing only. The introduction of category management means they become responsible for the full profitability of their product group ('category') and, as a result, also have an important say in key elements of our marketing and sales policy, such as product range composition and pricing.

5 Increasing penetration of own brands

Further increasing the penetration of our own brands

Well-known traditional manufacturers' brands represent the vast majority of Hagemeyer's sales. We do not expect this situation to change fundamentally in the foreseeable future. It is our firm intention to further strengthen our relationship and intensify our cooperation with our strategic suppliers. However, there is also a growing need for own brands. As in many other industries, the popularity of own brands is growing in our markets. We see it as an unstoppable trend.

Win-win situation

If we are to maintain our ability to compete, we cannot afford to ignore this evolution. Worldwide, Hagemeyer already has a number of own brands on offer, of which Newlec (electrical materials in Europe), Lanson (electrical materials in Australia) and Vallen (safety equipment) are the most popular. In pursuing our own brand strategy, our aim is not to create aggressive price fighters, competing against the traditional manufacturers' brands. Our own brands are primarily gross margin builders. They are top-quality products from first-class manufacturers and provide a win-win situation for all parties involved: excellent value for money for our customers, attractive volumes for our suppliers, and a better gross margin for Hagemeyer.

Own brand objectives

In summary, our own brand strategy has the following objectives:

- Strengthening our competitive position by offering our customers more value for money and greater choice.
- Increasing our gross margins. Many strategic suppliers of manufacturers' brands also supply us with our own brand products. In addition, in some of our markets, a number of own brand products are sourced in low-cost countries. This allows us to both increase our gross margins and to give our customers better value and choice.

The ongoing roll-out of our own brand products is a key driver for sales growth and gross margin improvement during the coming years.

Long-term goals and strategy

High potential for further profitable growth

We expect Hagemeyer to realise a positive net result for the full year 2006. For our PPS business, we are aiming at a 9% ROIC in 2007. Achieving these objectives signifies a major improvement of Hagemeyer's performance and the successful conclusion of its turnaround. However, we see this as only a first step towards achieving Hagemeyer's full potential. During the coming years, our five key medium-term strategies will have a growing impact: accelerated growth in the industry sector, increased share of small and medium-sized accounts, more value-added sales, increased supplier consolidation, and higher penetration of our own brands. In addition, we will continue to increase the efficiency of our key customer-service processes, IT, administration and logistics. For many years to come, there will still be scope for further improving the basics of our business: continuing organic growth based on world-class service, improving gross margins, reducing cost to revenue ratio, and increasing working capital productivity.

With the continuing improvement of our operational performance and the further strengthening of our financial position, our ability to grasp new growth opportunities will further increase. Therefore, and alongside our organic growth objectives, we expect acquisitions to play an increasingly important role in the foreseeable future. In many countries, electrical wholesale and the industrial MRO sector are still very fragmented. Consolidation opportunities will arise for years to come. In the foreseeable future, Hagemeyer will become increasingly interested in acquiring small and medium-sized electrical or industrial MRO distributors that can further reinforce our position and enhance profitable growth in several areas:

- Through well-targeted acquisitions of local players, we can further improve our regional coverage and reinforce our position in those countries where we already have a significant presence.
- The acquisition of local medium-sized distributors can give us an entry to important countries in Europe and Asia where Hagemeyer is not yet active and where its business model can profitably add value for end-users and suppliers.
- Acquisitions can help us accelerate growth of our industrial non-electrical MRO and integrated supply business by providing us with new product and service capabilities and specialised marketing, sales and logistic resources.

However, such acquisitions will only be pursued on condition that they:

- Fully support our strategic priorities;
- Do not overly stretch our financial resources;
- Concern relatively healthy companies;
- Do not distract senior management's attention from key operational priorities; and
- Are easy to integrate into the Group.

Our people are key to our strategy

To further support our journey towards Hagemeyer's full potential, in April 2006, we will start a global senior management development initiative, called the 'Summit Programme'. This programme will be spread over 2006 and 2007 and will bring together in six sessions approximately 50 senior managers from all parts of the global Hagemeyer PPS organisation. The main objective of this programme is to achieve Hagemeyer's full potential.

We also intend to introduce a new incentive scheme, 'ShareMap', for key players in the organisation in 2006. The purpose of this new incentive plan is to align the interests of senior operational management more directly with those of our shareholders and to create a feeling of ownership and financial commitment by investing in Hagemeyer shares.



'Excellent customer service is one of our key focus areas'

Rudi de Becker | CEO


Timely
HAGEMEYER

Delivery



Basro Installation in the Netherlands is looking for a full range of electrical products, 'Delivered right on time to the project location', says Basro's Herman Roos (right). Other customers want us to deliver to their office. Orders are picked up carefully in the central warehouse by staff like Marlon Sarijoen (left). But customers can also come to our local branches.

Moving along with customer needs

Delivering to the construction and installation sector is not easy. Especially when you work for customers ranging from small electrical contractors to very large installers. Service has to meet changing needs. On demand, because supplies are a vital part of the project chain. Hans Rohde knows what we are talking about. He is a manager at Basro, a large installation company in the Netherlands. Rohde: 'Hagemeyer supplies us the full range of electrical products, including lighting, cabling, cable management, circuit protection, installation material, and fire-fighting- and security products. Currently, we are planning the installation of all the electrical parts in a brand-new garage for Volvo dealer De Jong in Rotterdam. In that project we also chose Hagemeyer because of their special service unit for customised low-voltage distribution boards. Receiving assembled boards saves us a lot of time. We made Hagemeyer our preferred supplier because of their price-quality ratio and their ability to deliver just-in-time on location. Of course, we're expecting the same excellent service and competitive pricing when we start work on Volvo's new branch that is currently under construction.'

Checked



Safe!



Pemex Drilling on a rig in the Mexican Gulf. Relying on Hagemeyer to provide all their safety products. Plus our continuous monitoring of the safety situation. With experts like Erick Perez who take no risks - as you can see here. We put safety first and make it last. In the most diverse of industries.

Safety services - 24/7

Pemex Drilling is active on several oil rigs in the Mexican Gulf. Juan Ignacio Ruiz, safety sub-manager for the marine region, explains how risks are reduced. 'Hagemeyer subsidiary Vallen is responsible for supplying respiratory safety products. Think of gas masks, fire-fighting gear and protective clothing. But having the right equipment doesn't guarantee the safety of our personnel or of the rig resources. So we also asked Hagemeyer to train our teams in using the equipment on a regular basis. That's reassuring, but when a calamity takes place, you need people who can react appropriately. Even better, prevent calamities occurring in the first place. That's why we contracted Hagemeyer to station two experts on the rig. They monitor the safety conditions – 24/7. Checking for toxic and explosive gasses that could cause respiratory problems for our crew. Updating the safety procedures. And thus providing a safe, productive working environment for our people.' In short, with Hagemeyer, Pemex can put a price on safety. A fair price, we'd say, when it comes down to service and product quality.


mproved

Uptime



At Diageo's bottle, keg and canning plant in Runcorn, North West England, uptime is key. It makes the difference between profit and loss. That's why Diageo's David Barton (left) counts on Hagemeyer's expertise to monitor the numerous components required to keep the production lines operational. Hagemeyer have rationalised the supply chain and offer real value added MRO services, with a commitment to safeguarding the continuity of all production processes.

Increasing output and efficiency

If the name Diageo doesn't ring a bell, their products will. The impressive plant in Manchester is a major bottle, keg and canning plant for world renowned drinks like Guinness and Smirnoff Ice. David Barton of Diageo reveals how they kept production up and running in the past. 'Before Hagemeyer became involved, we were working with ten different suppliers for materials, delivery and maintenance services. Now, Hagemeyer has taken complete responsibility for all of this. They supply all our electrical needs for the production lines, and manage the full mix of Maintenance, Repair and Operations (MRO) products. Everything Diageo needs is on site and ready for use. Hagemeyer's focus is on offering solutions that meet our changing needs. That started with their rationalisation of the supply process, and continued with their proactive approach to maximise our production processes. They know how to get the best out of the supply chain, and share their knowledge with us. The result for us is clear; reduced downtime and improved efficiency. The plant's output has never been higher, and substantial cost savings have been delivered to our bottom line.'

Enlightening



Know-how



The Puerta de America Hotel in Madrid invited 18 architects to each design one of their floors. Each floor has a unique atmosphere, with light playing a vital part. There's nothing that Hagemeyer's specialists don't know about lighting. Pictured at the left you see Juan Puente (right), sharing his knowledge with one of our customers in our local showroom 'City of Lights'.

Advising about conceptual lighting

A visit to the Puerta de America Hotel in Madrid is an illuminating experience in every sense. The hotel has changed the skyline of the Spanish capital in a dramatic way. Eighteen architects were each responsible for the design of one floor in the prestigious new hotel. In their concepts – based on Zen, amongst other things - the use of light plays an important role. Jesús Villasevil, Chairman of the Spanish electrotechnical company Volje, is responsible for realising the complex lighting concepts. Why did he turn to ABM, the Hagemeyer operating company in Spain? 'We didn't just need products for lighting, like lamps, spots, cabling and electrical components. ABM's experts know exactly what you can do with electrical supplies. Moreover: in their 'City of Lights' showroom we can see and experience all the possibilities and effects of the lighting products. This combination of advising and demonstrating gives us the confidence to know that we are adapting the architectural concepts in the best possible way. ABM not only thinks out creative solutions for light at work, but also supplies quality products and advice on how best to install the various light features. And that's unique in this sector as far as I know.'

Supply





In time



In the Finnish town of Turku, Aker Finnyards is building the biggest cruise ship in the world. And Hagemeyer supplies many of the cable products and electrical components. Sourcing locally from a warehouse on the project site. With experts like Petteri Laitinen ready to assist on the spot. Keeping close contact to meet the day-to-day needs. That's what we're known for in the project world.

Sourcing stock at short notice

Timing is crucial in the complex logistic operation of building 'The Freedom of the Seas'. We're talking about a cruise ship that will be the biggest in the world. Why does Aker Finnyards call on Elektroskandia, the Nordic operating company of the Hagemeyer Group? Matti Aaltonen at the shipyard in Turku knows the answer. 'There are more companies in Finland with a long tradition in the electrical wholesale business. And most of them can supply the cable products and electrical components we need for the ship. The main reason is that we need to be sure that everything is always delivered at the right time and to the right place. Elektroskandia can meet this demand. They work from a warehouse on our location. It's just a few steps away from the dock. From there they can supply all the necessary stock at very short notice. I'm talking about hundreds of cable miles and thousands of electrical components. Before delivery, the products are assembled into manageable units that match the requirements in the specific project stage. That saves us much time. In general I can say that Elektroskandia is doing a great job for us.'



‘Ensuring a solid financial foundation to grow our business in a responsible way’

Tjalling Tiemstra | CFO

Financing strategy and structure

The financial restructuring of 2004 strengthened Hagemeyer's financial position. The financing framework put in place early 2004 was based in part on a senior debt facility with financial covenants as from December 31, 2005. These covenants require us to meet certain ratios regarding EBITDA before exceptional items, interest expense and net senior debt.

Operational and financial gearing

Hagemeyer's core operational activities are subject to high operational gearing..This means that due to the relatively fixed nature of the cost structure in our PPS business, relatively small fluctuations in revenue and / or gross profit can lead to a relatively substantial change in EBITDA.

From a financial perspective, we aim to ensure a structure that will give us the strong foundations we need to grow our business in a responsible way, while meeting our commitments to our lenders. Our financial structure must be able to sustain the Group within the range of possible fluctuations in operating result (and EBITDA) and cash flow due to our high operational gearing. We therefore aim to limit the proportion of our senior lending subject to EBITDA-related financial covenants. As a result, free cash flow will, in principle, first be used to reduce this covenant-related debt to a sustainable level before cash is allocated to pay dividend.

Financial covenants met in 2005

Until December 31, 2005, Hagemeyer was able to utilise its senior debt facility without the limitations of financial covenants. By that date, net senior debt had to be less than 2.5 times the 2005 EBITDA before exceptional items. To meet the interest cover covenant, the EBITDA before exceptional items had to be more than 1.9 times the amount paid in net interest for our net senior debt and subordinated convertible bonds over 2005. By year-end 2005, net senior debt stood at € 210 million. Both key covenants were met, which brings Hagemeyer's financial structure closer to achieving a more sustainable level of financial gearing.

Financial structure further strengthened

As it is Hagemeyer's aim to reduce its covenant-related senior lending as much as possible, in March 2005, we issued € 135 million (nominal value) subordinated convertible bonds with a 3.5% coupon and 2012 maturity. This enabled us to reduce our senior debt and to start and complete discussions with four banks in order to restructure our financing arrangements. We concentrated our debt with these lenders, redeeming remaining loans from more than 20 other lenders in our senior facility.

In July 2005, this resulted in an improved multi-currency senior working capital facility of € 500 million and € 115 million letter of credit facility, maturing in February 2008, with a pricing grid that translates a reduction of the ratio between net senior debt and EBITDA before exceptional items into a lower interest spread.
Under this facility, the conditions and guarantees of the former senior facility have remained substantially the same. The key covenants have, however, been restated and adjusted to represent the impact of IFRS accounting.

In February 2006 it was agreed with our lenders to maintain the net senior debt to EBITDA before exceptional items ratio at 2.5 for the remaining duration of the senior facility.

Non IFRS figures

Hagemeyer uses non-IFRS figures as key performance measures. These Hagemeyer performance measures, such as operating result, are stated before exceptional items. Because of their nature, magnitude or frequency of occurrence, these exceptional items of income and expense are reported separately in order to provide a fair view of the performance resulting from normal operating activities or developments. In addition, the adjusted figures form the basis for performance evaluation as required under the terms and conditions of Hagemeyer's senior credit agreement (financial covenants).

The following exceptional items are excluded from the operating result for this purpose (for further details see note 34 in the notes to the consolidated financial statements).

(€ thousands)	**2005**	2004
Result on sale of subsidiaries, participations and investments	8,204	44,785
Restructuring charge – headcount reduction	(4,297)	(10,357)
Restructuring charge – PPS	(45,903)	(48,614)
Regulatory and risk management	7,587	(11,322)
Prior years accounting adjustments	-	(2,168)
Other items	(10,072)	(2,448)
	(44,481)	**(30,124)**

The reconciliation between operating result, as reported in the income statement and the adjusted operating figures is as follows:

(€ millions)	**Key figures under IFRS 2005**	Charged to exceptional items 2005	Key figures excluding exceptional items	**2005**	2004
Net revenue	5,594.6		Net revenue	5,594.6	5,426.7
			Organic revenue growth	*4.7%*	*3.5%*[1]
Gross profit	1,300.7	2.5	Gross profit before exceptional items	1,303.2	1,257.0
			Gross margin	*23.3%*	*23.2%*
Operating expenses	(1,267.3)	50.2	Operating expenses before exceptional items	(1,217.1)	(1,247.5)
			Operating expenses as % of net revenue	*(21.8%)*	*(23.0%)*
Other operating income (expense)	9.8	(8.2)	Other operating income / (expense) before exceptional items	1.6	3.1
Operating result	43.2	44.5	Operating result before exceptional items	87.7	12.6
			Operating margin	*1.6%*	*0.2%*

1 Not adjusted for working days

Financial review 2005

Progress in all key PPS performance drivers

Organic revenue growth generates more than half of increase in operating result

Organic growth is one of the main drivers of operating result. Organic revenue growth reflects increases in revenue resulting from price increases and higher sales, but excludes the impact of divestments and / or acquisitions, and the impact of foreign exchange rate movements against the euro. The impact of organic revenue growth on gross profit is measured against gross margins of the base year, in this case 2004.

In 2005, our PPS division achieved organic revenue growth of 5.4%, which led to an absolute growth in net revenue of € 253 million. At 2004 gross margins, this led to an increase in gross profit of € 57 million. As only a limited part of our operating expenses varies with volume (the majority of our operating costs are fixed), most of this € 57 million from PPS also contributes directly to the Group operating result increase of € 75 million, from € 13 million in 2004 to € 88 million in 2005.

The major contributors to this organic revenue growth were our North American, Nordics, and Central and South European operations.

- *2005 Group net revenue increased to € 5.6 billion*
- *Group organic revenue growth of 4.7%*
- *PPS net working capital productivity improved from 13.4% in 2004 to 12.6% in 2005*
- *€135 million subordinated convertible bonds succesfully issued*
- *Senior credit facility refinanced on improved terms*

Group net revenue (in € millions)


5,427
24
(91)
253
(18)
5,595
Group net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth PPS
Organic growth ACE
Group net revenue 2005

PPS gross margin slightly up by 10 basis points to 22.7% in 2005

After organic revenue growth, gross margin is the key value driver in our business. Following some years of decline, 2005 is the second consecutive year in which we are able to report a slight improvement in this important indicator. On the sell-side, gross margin is determined by the capability of our operating companies to enhance value for customers and for Hagemeyer.
This enhancement is achieved through proper pricing or delivery of the right products and solutions to those customers we believe we can service best. On the buy-side, gross margin is influenced positively by focusing on the right product categories and optimising the offering from the right suppliers.

Within countries, changes in the mix of higher and lower gross margin product categories impact gross margin. At PPS level, changes in the geographical mix between lower and higher gross margin countries have an effect on gross margin.

Improving gross margin through those drivers requires appropriate management information and the right focus from the many people at all levels in the operating companies who are involved in decision-making on the various components that determine gross margin. In 2005, further improvement was achieved in support systems and focus, notably in the UK and Asia-Pacific. Improvement in category management, customer profitability management, - based on activity-based costing - as well as improvements in the management of our supplier base and procurement processes, should lead to further improvements in this important value driver.

Underlying reductions in operating expenses (before exceptional items) contribute € 34 million to improved operating result

Excluding inflation, foreign exchange rate movements and the impact of acquisitions and divestments, the underlying reduction of operating expenses before exceptional items amounted to € 34 million in 2005, in spite of the upward pressure due to organic revenue growth. Approximately € 20 million of that underlying saving was offset by inflationary cost increases. Approximately half of this underlying cost reduction was realised in the UK, mainly by closing our national distribution centre in Runcorn, effective as of June 2005. The US (improved cost controls) and Germany (full-year savings of 2004 restructuring) also showed cost reductions.

PPS cost to revenue (12 months rolling)


22.0%
21.4%
Period ending June 30, 2004
Period ending December 31, 2004
Period ending June 30, 2005
Period ending December 31, 2005

Operating expenses as a percentage of revenue improved by 1.4%, from 22.8% to 21.4%

The reduction of operating expenses before exceptional items as a percentage of revenue by 1.4% was the main contributor to the 1.5% improvement of the operating margin before exceptional items from 0.2% negative in 2004 to 1.3% positive in 2005. This reduction in operating expenses as a percentage of revenue was the result of productivity improvement due to higher revenue with the same cost basis, as well as of the above-mentioned underlying cost reductions.

PPS working capital productivity further improved

Improvement of working capital productivity, expressed as 12 months moving average net working capital as a percentage of 12 months revenue, continues to be a key driver behind creating value and further strengthening our financial structure. Working capital improvement should eventually allow the absolute growth of revenue, and subsequently EBITDA, while growth of funds invested in working capital will be limited. This will further improve the net senior debt to EBITDA ratio, enhance financial robustness, create funds for further growth and improve ROIC.

Our UK activities were the main contributor to the average PPS working capital productivity improvement from 13.4% in 2004 to 12.6% in 2005, particularly by

Net working capital as % of revenue by PPS region


20%
18%
16%
14%
12%
10%
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Total PPS
PPS Germany
PPS North America
PPS UK
PPS Other Europe
PPS Asia Pacific

reducing inventories and increasing accounts payables. Further improvements in PPS working capital productivity should be achieved by reviewing products that do not generate sufficient gross profit in relation to the investment in their average inventory. We will sustain our efforts to balance accounts payable and accounts receivable, thereby reducing our monetary working capital.

Clear progress towards achieving the objective of 9% ROIC for PPS in 2007

All value drivers have contributed to progress made towards achieving our 2007 objective of 9% ROIC for PPS. In 2005, gross margin improved from 22.6% to 22.7%; operating expenses before exceptional items as a percentage of revenue decreased from 22.8% to 21.4%. As a result, the operating margin before exceptional items improved from 0.2% negative to 1.3% positive, which, combined with a reduction of net working capital and fixed assets as a percentage of revenue, leads to an ROIC improvement from 0.6% negative in 2004 to 3.3% in 2005.

ACE revenue decline halted in Q4

Organic revenue growth of our Agencies / Consumer Electronics (ACE) business was negative in 2005, mainly due to pricing pressure in certain consumer electronics categories. The decline in revenue in the first half of 2005 was reversed in the second half, with strong organic revenue growth reported in Q4. Hagemeyer withdrew from the Fuji film business in the Netherlands in 2005. Focus on working capital resulted in an improvement in working capital productivity from 20.4% to 18.2%.

ACE organic growth (unadjusted for working days)


3.9%
(2.7%)
(12.1%)
2.6%
Half year 1 2004
Half year 1 2005
Half year 2 2004
Half year 2 2005

Other Group performance elements

FTE development

The actual number of FTEs at December 31, 2005 was 17,209, compared to 17,680 at year-end 2004. Of the FTE reductions of 471 in 2005, 215 relate to divestments of Hagemeyer Asia Pacific Electronics and the Fodor (Fuji Film) and Servicom business in the Netherlands. In PPS Europe, the UK (closure Runcorn and FTE reduction at head office) and Germany (implementation of

FTE development

	2005	2004
Start date (January 1)	**17,680**	**19,057**
FTE development in ongoing operations		
PPS Europe	(335)	(275)
PPS North America	118	(251)
PPS Asia-Pacific	(15)	0
ACE	(15)	(38)
Corporate & other	(9)	(26)
	(256)	**(590)**
Net effect of acquisitions and divestments	**(215)**	**(787)**
Total FTE reductions in period	**(471)**	**(1,377)**
End date (December 31)	**17,209**	**17,680**

regional distribution centres) contributed to the reduction of 335 FTEs, partly offset by FTE increases, mainly in the Nordics region and North America, to support volume increase.

Cash flow

Free cash flow before divestments and acquisitions was € 3 million positive in 2005 (2004: € 63 million negative). The improvement compared to the previous year is due to a better operating result, as well as lower spending on exceptional items and net interest and similar charges. These improvements were partly offset by an increase in absolute working capital between year-end 2004 and year-end 2005, as well as by higher net investments in property, plant & equipment.
Including cash flow from acquisitions and divestments, the free cash flow after divestments / acquisitions was € 19 million in 2005. This free cash flow after divestments / acquisitions was used to further reduce the net senior debt.

Exceptional items (non IFRS figures)

We consider it important to report exceptional items separately, partly because two of the key bank covenants in our senior debt facility, as well as the related pricing grid, are based upon EBITDA before exceptional items. For this purpose, exceptional items are 'items of income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities or development thereof', as defined in our 2004 Dutch GAAP financial statements.

Cash flow reconciliation (in € millions)


134
(12)
11
(30)
(70)
(8)
(22)
3
16
19
EBITDA before exceptional items 2005
Change in trading working capital
Change in non trading working capital and non exceptional items provisions
Net purchase of fixed assets
Net interest and similar charges
Taxes
Exceptional items
Free cash flow 2005
Acquisition and divestment related cash flow
Free cash flow after divestments and acquisitions 2005

In 2005, a total of € 44 million of net exceptional items were charged, of which € 39 million relates to logistics restructuring in Hagemeyer UK, notably the closure of the national distribution centre in Runcorn and related restructuring. A number of exceptional provisions were also made, and charges were taken for vacant leases and termination of lease contracts, and for headcount reduction programmes in other regions. For further details see page 36 and note 34 to the consolidated financial statements.

Financing costs

Net interest expense, as in the definition of our bank covenants, has been reduced by € 12 million, from € 55 million in 2004 to € 43 million in 2005 due to lower average interest-bearing debt (from € 767 million in 2004 to € 621 million in 2005), the issue of a € 135 million (nominal value) subordinated convertible bond at a 3.5% coupon in March 2005, and the impact of the renegotiated pricing grid in the senior debt facility as from July 2005.

Other financing costs have been influenced by the make-whole payment to US note holders following the refinancing in 2005 as well as related expenses.

Net senior debt development (in € millions)


(329)
(18)
3
135
15
(16)
(210)
Net senior debt at year-end 2004
Currency movements
Free cash flow
Convertible bonds issue
Divestments and acquistions
Financial lease payments
Net senior debt at year-end 2005

A major negative impact (€ 20 million) on financial income & expense has been the increase in the fair value adjustment of the option component in the subordinated convertible bonds between January 1 and November 30, 2005. Effective December 1, 2005, we waived our rights under the cash alternative election right of our subordinated convertible bonds. As a result, no further revaluation of the option components of these bonds will be charged to or released in the consolidated income statement.

Equity movement (in € millions)


649
Equity at December 31, 2004
Net result 2005
Currency movements and share-based payments 2005
Revalued option elements convertible bonds
731
Equity at December 31, 2005

Taxes

The improvement of profit before taxes in countries where we have no or limited carry forward tax losses has led to a higher charge for current taxes. This is partly offset by a reduction in deferred tax liabilities and an increase in deferred tax assets, as we expect to continue to improve our profit before taxes in countries where we do have carry forwards of unused tax losses.

Increase in equity strongly influenced by waiver of Cash Alternative Election Right of convertible bonds

Effective December 1, 2005, Hagemeyer waived its cash alternative election right as worded in the trust deeds of its two convertible bonds. This has led to a reclassification of € 90 million of related liabilities into shareholders' equity. Foreign exchange gains on equity in foreign operations have led to an equity increase of € 48 million. Appropriation of the 2005 net loss reduced equity by € 58 million.

Restructuring and reorganisation provisions

During the reporting year, € 17 million of the restructuring and reorganisation provisions was utilised. This related mainly to payment of existing vacant leases and headcount reduction programmes. Additions to the restructuring and reorganisation provisions related to specific restructuring programmes as well as new and updated existing vacant leases.

Outlook

Hagemeyer's outlook for 2006 and 2007 is as follows:

- For the full year 2006 we expect:
  - To realise a positive net result;
  - To book exceptional charges of less than € 20 million;
  - To achieve a positive free cash flow before divestments and acquisitions;
  - To meet the financial covenants of our senior credit facility; and
  - To realise a positive operating result before exceptional items in the UK.

- For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.



Professional Products and Services (PPS)

Key figures (before exceptional items)[1]

(in € millions)	2005	2004
Net revenue	5,193	4,988
Organic growth	*5.4%*	*3.2%*
Gross profit	1,179	1,125
Gross margin	*22.7%*	*22.6%*
Operating expenses	(1,113)	(1,139)
Operating expenses as % of net revenue	*(21.4%)*	*(22.8%)*
Other operating (expense) / income	1	2
Operating result before exceptional items	67	(12)
Operating margin	*1.3%*	*(0.2%)*
Average invested capital	1,405	1,465
Average goodwilll	509	505
Average other assets	244	293
Average net working capital	652	667
Average net working capital as % of 12 months net revenue	*12.6%*	*13.4%*
Number of branches	1,099	1,101
Number of employees	16,164	16,517

[1] *Including corporate and other expenses*

At the start of 2006, the PPS business is in a much stronger position than a year ago. Customer service and product availability are now first-class in all our operating companies and our systems and key processes are functioning well. Our management teams have been further strengthened, especially in the UK, and our people are highly motivated and enthusiastic about the further challenges facing us. We have every reason to look forward to 2006 with much confidence.

Performance in 2005

Revenue growth gaining momentum

Organic revenue growth in our core PPS business accelerated from 3.2% in 2004 to 5.4% in 2005. It is estimated that approximately 3% of the full-year organic growth comes from price increases, which have been significant, in particular in cable products. Revenue grew by 6.2% in the second half of the year, compared to 4.5% in the first half. With an organic growth rate of 7.7% in the fourth quarter, PPS realised the highest quarterly growth rate since 2000. All major PPS operating companies showed revenue growth in 2005. Strong sales performances were delivered by Spain, the Nordics region, Germany, Switzerland, the USA, Canada and Mexico.

PPS net revenue (in € millions)


4,988
15
(63)
253
5,193
PPS net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth
PPS net revenue 2005

Revenue growth at our UK operation remained limited, mainly as a result of the radical restructuring of our logistics network during the first half of the year. Revenue growth was somewhat depressed in our Australian operation, due to the softening of the residential construction market. The developments in our operating companies in China, Russia, Poland and the Baltic States were also positive.

PPS organic growth


4.1%
4.8%
7.7%
5.4%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

Continued focus on gross margin

At 22.7%, our gross margin improved by 10 basis points compared with 2004. In the first half of 2005, gross margin was 22.6% or 20 basis points lower than the first half of 2004. Gross margin in the second half of 2005 improved to 22.8%, or 40 basis points higher than in the same period in 2004. Gross margin erosion has been arrested, but improvement has been slower than expected. The numerous gross margin improvement initiatives implemented throughout the year were somewhat offset by a customer mix change in certain countries. The Nordics region and North America in particular have been successful in the large account segment. However, gross margins are lower in this segment. Revenue growth in these lower gross margin countries has been above average, which has increased their share in the total business.

In all our other major operating companies, gross margin has improved. The most significant improvements were in the UK, Germany and Australia. PPS, excluding the Nordics region and North America, has improved its gross margin by 100 basis points, from 22.8% in 2004 to 23.8% in 2005.

There is still considerable scope for improving our gross margins. Gross margin improvement will therefore remain a key priority throughout our organisation. In addition to buy-side and sell-side gross margin improvement initiatives, a key driver for further gross margin and profitability improvement in general will be

PPS operating expenses (in € millions)


1,139
2
(15)
21
(34)
1,113
PPS operating expenses 2004
Currency movements
Divestments and acquisitions
Cost inflation
Underlying cost savings
PPS operating expenses 2005

a gradual increase of the share of mid-sized and small customers in our business. This is an important priority for the coming years.

Significant cost-base reduction

With customer service and key business processes repaired in 2004 and restructuring initiatives better aligned to market reality, the further reduction of our underlying cost base was high on our agenda for 2005. Operating expenses decreased from € 1,139 million in 2004 to € 1,113 million in 2005. This € 26 million decrease was composed as follows: € 2 million increase resulting from exchange rate movements, € 15 million negative from the net effect of acquisitions and divestments, and an underlying cost reduction of € 34 million, partly offset by cost inflation of € 21 million. The underlying cost reduction was the result of headcount-related and freight out cost savings, mainly in the UK. PPS operating expenses as a percentage of revenue improved by 140 basis points, from 22.8% in 2004 to 21.4% in 2005.


2



Eliminating the effect of divestments and acquisitions, PPS headcount was reduced in 2005 by 232 FTEs. The major contributor was Hagemeyer UK, with a reduction of 369 FTEs. This has been somewhat offset by headcount increases in North America and in the Nordics region, in order to cope with volume growth.

€ 79 million operating result improvement

Operating result before exceptional items for our PPS business increased from € 12 million negative (0.2% negative of revenue) in 2004 to € 67 million (1.3% of revenue), an improvement of € 79 million. Adjusted for divestments and foreign exchange rate movements, the operating result for 2005 improved by € 74 million compared to 2004, mainly due to higher revenue and cost reductions.

Increased working capital productivity

Further considerable improvement has been made in managing payables, receivables and inventory. The net working capital to revenue ratio (12 months rolling) for the PPS business improved by 80 basis points from 13.4% in 2004 to 12.6% in 2005. There is still scope for further improvement, especially in the area of inventory management. Further increasing our working capital productivity will therefore remain a key priority for the coming years.

2006: Full recovery

Our outlook for 2006 is positive. Although some forecasts indicate a slowdown of our markets in a limited number of countries, we do not expect our markets to deteriorate. During 2005, Hagemeyer has made a further major step towards full recovery. Our priority for 2005 was a further significant reduction of losses in the UK. We have considerably reduced the UK operating loss before exceptional items compared to 2004 and expect a positive operating result before exceptional items for 2006. The momentum also remains positive at the other operating companies that suffered operational disruptions in 2002 and 2003 (i.e. the USA, Germany and Australia). All improved their profitability in 2005. For the strong performers in our PPS business (i.e. Nordics, Spain, the Netherlands, Switzerland and Mexico), the main focus will be to ensure the continuation of this strong performance.

Professional Products and Services (PPS) Europe

Key figures (before exceptional items)

(in € millions)	2005	2004
Net revenue	3,449	3,334
Organic growth	*4.9%*	*3.3%*
Gross profit	790	749
Gross margin	*22.9%*	*22.5%*
Operating expenses	(723)	(751)
Operating expenses as % of net revenue	*(21.0%)*	*(22.5%)*
Other operating (expense)/income	1	1
Operating result before exceptional items	68	(2)
Operating margin	*2.0%*	*(0.1%)*
Average invested capital	761	831
Average goodwill	191	191
Average othet assets	183	206
Average net working capital	387	434
Average net working capital as % of 12 months net revenue	*11.2%*	*13.0%*
Number of branches	576	564
Number of employees	9,766	10,101

Four regions

In Europe, our PPS business is organised into four regions:

- Central Europe, comprising Germany, the Netherlands, Switzerland and Austria. Our operation in the Czech Republic reports to Germany;
- Nordics, comprising Sweden, Norway and Finland. Our operations in China, Russia, the Baltic States and Poland also report to the Nordics region;
- UK and Ireland; and
- Southern Europe, which comprises Spain.

PPS Europe represents 66% of our total PPS revenue for 2005 (2004: 67%).

Considerable profitability improvement

Net revenue for 2005 was € 3,449 million, an increase of € 115 million compared to 2004. Foreign exchange rate movements had a negative effect on revenue of € 9 million. Divestments and acquisitions led to a reduction of revenue by € 19 million.

PPS Europe net revenue (in € millions)


3,334
(9)
(19)
143
3,449
PPS Europe net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth
PPS Europe net revenue 2005

For the full year, organic growth was 4.9% (€ 143 million). Revenue growth accelerated from 4.6% in the first half of the year to 5.1% in the second half.

Gross profit for the year was € 790 million, an increase of € 41 million compared to 2004. Gross margin increased from 22.5% in 2004 to 22.9% in 2005, an improvement of 40 basis points. Compared to 2004, the Nordics region generated above-average growth in lower gross margin business. This was more than offset by improved gross margins in the UK, Germany, Switzerland and Austria.

Operating expenses decreased from € 751 million in 2004 to € 723 million in 2005. Exchange rate movements had a positive effect of € 3 million. Divestments accounted for a reduction of € 8 million. The underlying cost reduction was

PPS Europe organic growth


3.6%
3.2%
7.1%
4.9%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

PPS Europe operating expenses (in € millions)


751
(3)
(8)
12
(29)
723
PPS Europe operating expenses 2004
Currency movements
Divestments and acquisitions
Cost inflation
Underlying cost savings
PPS Europe operating expenses 2005

€ 29 million. These cost savings, mainly in the UK and in Germany, were partly offset by inflation-related cost increases of approximately € 12 million.

Compared to year-end 2004, the actual number of FTEs in PPS Europe decreased by 335 to 9,766 at December 31, 2005. Hagemeyer UK (reduction of 369 FTEs) and Germany (reduction of 74 FTEs) were the main contributors. Headcount in the Nordics region and Spain increased to manage volume growth.

Operating result before exceptional items improved from € 2 million negative in 2004 to € 68 million positive in 2005. Hagemeyer UK was the biggest contributor to this € 70 million improvement. Germany's contribution was also considerable. Adjusted for divestments and foreign exchange rate movements, the improvement was € 62 million.

Average net working capital as a percentage of revenue (12 months rolling) for PPS Europe improved from 13.0% in 2004 to 11.2% in 2005.

Major step towards profitability in the UK

Hagemeyer UK is our largest business in Europe. It occupies a leadership position in the British market. Hagemeyer UK consists of four main operating units: Newey & Eyre, WF, Parker Merchanting and Hagemeyer Ireland. Hagemeyer UK was traditionally one of the most successful and most profitable operating companies in the Group, until the simultaneous introduction of a new IT system and a centralised logistics model seriously destabilised the business in the last months of 2002 and in 2003. This resulted in a dramatic loss situation in 2003. Most of the operational problems were concentrated at Newey & Eyre, our main UK operation.





Regional logistics

The IT problems in the UK were resolved by mid-2004 and the system is again working in a satisfactory way. Customer service has returned to competitive levels. The centralised logistics model based on our national distribution centre in Runcorn (near Manchester) did not meet expectations. Customer service levels for Newey & Eyre could only be maintained by the use of a large number of temporary staff at Runcorn. In addition, a high number of emergency shipments between branches resulted in exorbitant freight costs. This situation prevented us from reducing our cost base in the UK further. It was therefore decided to close our national distribution centre in Runcorn and to go for a more decentralised, simpler and more flexible model, based on a number of regional distribution centres.

New appointments

In order to successfully implement such a major logistics restructuring a new, interim CEO for Hagemeyer UK, with broad experience in restructuring logistic operations, was appointed in January 2005. The closing of Newey & Eyre's national distribution centre in Runcorn, the roll-out of 10 regional distribution centres and the restructuring of the transport network was completed by mid-2005, considerably ahead of schedule. The implementation of the new logistics model has resulted in a further improved and more stable customer service, an increased product offer, lower inventory levels and an annualised cost saving of more than € 30 million. The interim CEO left the company upon the successful completion of his task in August 2005. In addition to the restructuring of our logistics, throughout 2005 we continued to further streamline our processes and improve our organisation. The UK management team has been considerably strengthened by the appointment of a number of new managers in key roles.

Besides the appointment of a new CFO for Hagemeyer UK, at Newey & Eyre, during the first half of 2005, new directors were appointed for Operations, Marketing / Procurement, Logistics and IT. In the same period, a new Managing Director was also appointed for WF. All bring a wealth of experience in electrical wholesale or in similar businesses. In November 2005, a new CEO was appointed for Hagemeyer UK & Ireland.

Stable sales

Organic revenue growth for the UK was 0.5% in 2005. During the first half of the year, we focused primarily on the restructuring of our logistics. Volume growth was not a priority during the implementation of such a complex and delicate project. The fact that our sales were not disrupted and remained stable during this restructuring was an achievement for the UK team.

During the second half of the year, we concentrated on further streamlining our newly restructured logistics, on strengthening the sales force, on stepping up our employee training efforts, and on further improving gross margins and reducing costs. A first encouraging sign for our UK sales evolution was the organic revenue growth of 1.1% in the fourth quarter.

PPS UK organic growth


(0.2%)
(0.2%)
1.1%
0.5%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

PPS UK: net working capital as % of revenue compared to total PPS


20%
18%
16%
14%
12%
10%
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2
Q3
Q4
Total PPS
PPS UK

PPS Germany organic growth


1.8%
5.8%
8.2%
4.9%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

PPS Germany: net working capital as % of revenue compared to total PPS


16%
14%
12%
10%
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2
Q3
Q4
Total PPS
PPS Germany

Reduced operating loss

In spite of flat sales in 2005, improved gross margins and lower costs led to a further operating loss reduction of GBP 19 million (€ 28 million), from GBP 43 million (€ 63 million) in 2004 to GBP 24 million (€ 35 million) in 2005. A good progress indicator for the UK was also the reduction of our net working capital to revenue ratio (12 months rolling), from 16% in 2004 to 12.7% in 2005.

Looking ahead

Hagemeyer UK has rebuilt its excellent customer service, extended its product offer and increased its sales force. The combination of resumed sales growth, also through dynamic campaigns, in an ongoing positive market climate, further gross margin improvement and further cost reductions (full impact of 2005 restructuring of our logistics) are expected to bring us a positive operating result in the UK in 2006.

Turnaround in Germany

Hagemeyer Germany occupies the number two position in the market. Our German team is our star turnaround performer in 2005. After three years of decline, resuming sales growth was a key objective for Hagemeyer Germany in 2005. The 2004 negative sales trend was successfully reversed and organic sales growth was 4.9% in 2005. This was particularly noteworthy given that the German electrical wholesale market continued to decrease in 2005. Hagemeyer Germany has gained market share throughout the reporting year. Organic growth increased to 8.2% in the fourth quarter.

Solid operating profit

Both Construction & Installation (C&I) and Industry have contributed to revenue growth. Several new large industrial customers were gained in 2005. This positive evolution is the result of the combination of outstanding customer service, a considerably strengthened sales force and branch network, and the impact of creative marketing and continuous sales campaigns. Renewed revenue growth, combined with improving gross margins and further cost reductions turned the operating loss of 2004 into a solid operating profit in 2005. Hagemeyer Germany remained one of our top performers in working capital productivity. The net working capital to revenue ratio (12 months rolling) was 9.7% in 2005.

Looking ahead

After many years of decline, we expect the negative trend in the German market to bottom out in 2006. We are confident that Hagemeyer's positive momentum in Germany will continue in 2006.

Continuing strong performance in the Nordics

Hagemeyer occupies a leading market position in the Nordics region through its Elektroskandia subsidiaries. The Nordics region achieved 8.2% organic revenue growth in 2005. The decrease in telecommunication sales in the second half of the year was largely compensated by strong sales in the construction and utilities markets. Gross margin deteriorated somewhat as a result of above-average growth in the lower gross margin utility business. This was more than offset by an improved cost to revenue ratio, which led to a further profit improvement compared to 2004.

Platform for growth in Poland

At the beginning of 2006, Elektroskandia acquired the remaining 50% in EL-Centrum, our operation in Poland, from General Electric. Full ownership of EL-Centrum gives Hagemeyer a strong position in the important Polish market. It will provide a solid platform for future profitable growth and expansion in Poland. The development of the Nordics region's emerging market subsidiaries in China, Russia and the Baltic States was also on track in 2005.

Looking ahead

Although some softening of the Nordics markets is anticipated, we expect the strong performance of our Nordics operations to continue in 2006.

Further market share gain in Spain

Hagemeyer's subsidiary ABM is the leader in the Spanish market. With organic growth of 9.8% in 2005, ABM more than outperformed the ongoing high market-growth rate in Spain. Both residential and non-residential construction markets remained buoyant. The opening of several new sales branches also contributed to this revenue growth. A new Regional Distribution Centre for the Madrid region will become operational in the first half of 2006 and a new Regional Distribution Centre for the Barcelona region is scheduled to come on-stream in the fourth quarter. These projects will not only improve customer service levels and efficiency in these two important regions, but will also significantly reduce the inventory levels in our supply chain.

Looking ahead

We expect the market climate in Spain to remain positive and for ABM to continue its good performance in 2006.



Professional Products and Services (PPS) North America

Key figures (before exceptional items)

(in € millions)	2005	2004
Net revenue	1,307	1,192
Organic growth	*8.3%*	*3.7%*
Gross profit	285	272
Gross margin	*21.8%*	*22.9%*
Operating expenses	(270)	(264)
Operating expenses as % of net revenue	*(20.7%)*	*(22.1%)*
Other operating (expense)/income	-	-
Operating result before exceptional items	15	9
Operating margin	*1.1%*	*0.7%*
Average invested capital	453	430
Average goodwill	200	201
Average other assets	38	42
Average net working capital	215	187
Average net working capital as % of 12 months net revenue	*16.4%*	*15.7%*
Number of branches	337	348
Number of employees	5,027	4,909

Strong position in the industrial market

Hagemeyer's North American PPS region consists of the USA, Canada and Mexico. In contrast to our other regions, approximately 85% of our North American PPS business is in the industrial market, with the balance generated by sales to construction and installation contractors. In the USA, our C&I business is concentrated in the south-east and mid-Atlantic. Our Canadian and Mexican businesses exclusively sell to industrial users, many active in the oil industry.
A significant part of our US business consists of integrated supply contracts, often managed on site. Our offer here is much broader than electrical parts and supplies. It further includes a wide range of safety and other non-electrical MRO products. Hagemeyer occupies an important position in the North American market for safety and industrial MRO products and is one of the leaders in the US integrated supply market.

PPS North America net revenue (in € millions)


1,192
8
4
103
1,307
PPS North America net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth
PPS North America net revenue 2005

PPS North America organic growth


7.2%
9.8%
11.2%
8.3%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

Encouraging profit improvement

Net revenue for 2005 was € 1,307 million, an increase of € 115 million compared to the € 1,192 million net revenue in 2004. The net effect of acquisitions and divestments increased revenue by € 4 million. Foreign exchange rate movements had a positive effect of € 8 million. Overall, PPS North America achieved 8.3% organic growth in 2005. Growth accelerated from 5.8% in the first half to 10.5% in the second half. Organic growth was 11.2% in the fourth quarter.

Gross profit for 2005 was € 285 million, or 21.8% as a percentage of net revenue (2004: 22.9%). The gross margin deterioration of 110 basis points was caused by a change in customer and business mix, with strong sales growth in lower gross margin large accounts and in construction and installation.

Operating expenses for PPS North America increased by € 6 million compared to 2004. Exchange rate movements increased operating expenses by € 2 million. Inflation resulted in an increase in expenses of € 7 million. The underlying reduction in expenses of € 3 million was the result of several cost-saving initiatives, including a reduction in professional fees and the elimination of other non-recurring expenses compared to 2004. This was partially offset by the impact of headcount increases in sales and customer service in the US. Operating expenses as a percentage of revenue decreased by 140 basis points, from 22.1% in 2004 to 20.7% in 2005.

The actual number of FTEs in North America increased by 118 FTEs in 2005. Additional staff was employed in the US sales force and in Canada and Mexico to support higher activity levels.



PPS USA organic growth


5.9%
9.4%
11.1%
7.7%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

Operating result before exceptional items in 2005 was € 15 million, a 67% improvement compared to 2004. Operating result as a percentage of revenue was 1.1% (2004: 0.7%).

At year-end 2005, the average net working capital ratio (12 months rolling) for PPS North America was 16.4%, 70 basis points higher than 2004. The change in customer mix towards large accounts caused an increase in accounts receivable. New large integrated supply customer gains required the takeover of customer in-house storerooms, resulting in increased inventory levels.

Continued progress in the US

The effects of business disruptions experienced in 2002 and 2003 caused by the integration of three US operating companies and other restructuring initiatives were resolved in 2004. Customer service was at a high level throughout 2005.

Our US business achieved 7.7% organic growth in 2005. Growth accelerated to 11.1% in the fourth quarter of 2005. This high growth rate was the result of an excellent customer service, a strong US market in both construction and installation and in industry, the winning of some new important integrated supply contracts with large customers, and the expansion of our sales organisation.

Sales were strong in the metals, heavy machinery and petrochemical industries. The weakness in some automotive accounts has been more than offset by new customer gains in this segment.

Hagemeyer in the USA is the only operating company where we still have three different IT systems in operation. A project was started to migrate the two minor systems to the main one in a measured way, avoiding any business disruption. Hagemeyer in the USA is expected to operate with a single, fully integrated IT system by the end of 2007.



A new regional distribution centre has been opened in Fresno, California. This new distribution centre considerably improves Hagemeyer's customer service capabilities in the important Californian market.

The gross margin reduction in the USA as a result of the customer mix shift towards lower gross margin large customers was more than offset by a considerable improvement of the cost to revenue ratio. This resulted in a significant profit improvement, from a negative operating result before exceptional items in 2004 to a positive operating result before exceptional items in 2005.

Strong growth in Canada and Mexico

In 2005, organic growth in Canada and Mexico was more than 10%. Both operations benefited from strong sales to the oil industry. Hagemeyer Mexico is also successfully expanding into non-oil-related sections of the industry.

Positive trend expected to continue in 2006

The favourable market climate in North America is expected to continue in 2006, driven primarily by ongoing growth in non-residential construction and in the integrated supply market in the USA and by a strong oil industry in Canada and Mexico. We are confident that our North American operations will further improve their profitability in 2006.

Professional Products and Services (PPS) Asia-Pacific

Key figures (before exceptional items)

(in € millions)	**2005**	2004
Net revenue	437	462
Organic growth	*2.0%*	*1.4%*
Gross profit	104	104
Gross margin	*23.7%*	*22.5%*
Operating expenses	(95)	(100)
Operating expenses as % of net revenue	*(21.7%)*	*(21.6%)*
Other operating (expense)/income	0	0
Operating result before exceptional items	9	4
Operating margin	*2.0%*	*0.9%*
Average invested capital	196	194
Average goodwill	117	113
Average other assets	16	18
Average net working capital	63	63
Average net working capital as % of 12 months net revenue	*14.4%*	*13.7%*
Number of branches	186	189
Number of employees	1,371	1,507

Number 1 in the Australian market

Hagemeyer Australia is our biggest PPS operation in the Asia-Pacific region. In 2005, start-up operations were launched in Singapore, Malaysia and Thailand to serve customers who relocate their manufacturing operations to these countries. They report to Hagemeyer Australia. Hagemeyer is the number one electrical distributor in Australia.

The Hagemeyer Asia Pacific Electronics (HAPE) business was sold in April 2005.

Improved profits

Net revenue in Asia-Pacific decreased from € 462 million in 2004 to € 437 million in 2005. Divestments had a negative effect on revenue of € 48 million; foreign exchange rate movements had a positive effect of € 16 million. Organic growth in 2005 was 2%. Our Australian business was seriously disrupted in 2003 and early 2004 through the loss of a large number of sales people to competition, the implementation of a new IT system and a number of changes in our logistics.

PPS Asia-Pacific net revenue (in € millions)


462
16
(48)
7
437
PPS Asia-Pacific net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth
PPS Asia-Pacific net revenue 2005

These problems were resolved in 2004. Our product availability and customer service levels were excellent throughout 2005. Sales, however, came under pressure in 2005. This was a result of a slowdown in the Australian residential construction market, which represents a large part of our business. This negative trend has been somewhat offset by the increase in non-residential construction and by a strong mining and infrastructure activity.

Gross profit was € 104 million, improving by 120 basis points from 22.5% in 2004 to 23.7% in 2005. The release of a part of the inventory obsolescence provision contributed 60 basis points to this gross margin improvement. The other 60 basis points came from buy-side and sell-side gross margin improvement initiatives.

PPS Asia-Pacific organic growth


0.1%
1.9%
1.8%
2.0%
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

PPS Asia-Pacific gross profit (in € millions)


104
3
(9)
6
104
PPS Asia-Pacific gross profit 2004
Currency movements
Divestments and acquisitions
Underlying movement
PPS Asia-Pacific gross profit 2005

Operating expenses for PPS Asia-Pacific decreased by € 5 million to € 95 million in 2005. Divestments contributed € 7 million to this decrease and exchange rate movements increased operating expenses by € 3 million. Inflation resulted in an increase in expenses of € 1 million. The underlying cost reduction was € 2 million. In Australia, operating expenses as a percentage of revenue fell by 40 basis points, from 22.0% in 2004 to 21.6% in 2005. A number of unprofitable branches were closed and non-sales staff was reduced.

Operating result before exceptional items for 2005 was € 9 million, an improvement of € 5 million compared to 2004. Excluding the impact of divestments and the new start-ups in Singapore, Malaysia and Thailand, the improvement for Australia alone was € 8 million. The operating margin in Australia increased in 2005.

In Australia, the net working capital to revenue ratio (12 months rolling) increased from 13.6% in 2004 to 14.3% at the end of 2005. The inventory levels of core products were increased in the branches to improve product availability. New inventories of industrial products were also put in place to support our growth in the industrial segment.



The divestment of HAPE and our Indian operation, both businesses with relatively low working capital levels, had a somewhat negative effect on our average net working capital to revenue ratio for Asia-Pacific.

Weak residential construction in Australia to continue in 2006

The slowdown in the Australian residential construction market is expected to continue in 2006. This sector represents a large portion of our business and could put some pressure on sales growth. Our main sources for growth in Australia in 2006 will be non-residential construction, industry and infrastructure projects. Our industry division was considerably strengthened by the creation of a number of specialised industrial branches in 2005.



Agencies / Consumer Electronics (ACE)

Key figures (before exceptional items)

(in € millions)	2005	2004
Net revenue	401	438
Organic growth	*(4.4%)*	*0.5%*[1]
Gross profit	124	132
Gross margin	*30.9%*	*30.1%*
Operating expenses	(105)	(110)
Operating expenses as % of net revenue	*(26.1%)*	*(25.1%)*
Other operating (expense)/income	1	-
Operating result before exceptional items	20	22
Operating margin	*5.0%*	*5.1%*
Average invested capital	84	102
Average goodwill	5	5
Average other assets	6	8
Average net working capital	73	89
Average net working capital as % of 12 months net revenue	*18.2%*	*20.4%*
Number of branches	92	88
Number of employees	980	1,088

[1] *Not adjusted for working days*

From consumer electronics to luxury goods

Hagemeyer's ACE business consists of three operations, all active in import, marketing and distribution of consumer electronics and / or other branded products in certain countries:

- Distribution of Panasonic and related products in the Netherlands. Consumer electronics form the largest part of this business. The Fuji Film business in the Netherlands was divested in 2005.
- The distribution of consumer electronics and other branded products, such as white goods, in Australia and New Zealand.
- The distribution of luxury goods, such as watches, fashion products and cosmetics, in Hong Kong, China, Taiwan, Korea and Micronesia. Our luxury goods business operates 60 retail stores in these countries.

Sales under pressure in 2005

Net revenue of the ACE activities in 2005 was € 401 million, a decrease of € 37 million compared to 2004. Foreign exchange rate movements positively impacted revenue by € 8 million, while € 27 million of the decrease was attributable to the effect of divestments.

ACE net revenue (in € millions)


438
8
(27)
(18)
401
ACE net revenue 2004
Currency movements
Divestments and acquisitions
Organic growth
ACE net revenue 2005

ACE organic growth


(4.8%)
(18.5%)
(3.7%)
10.2%
(4.4%)
Quarter 1 2005
Quarter 2 2005
Quarter 3 2005
Quarter 4 2005
Full year 2005

For the full year, the ACE activities generated a negative organic growth of 4.4%. The reporting year was difficult for consumer electronics and certain other product groups in the Netherlands and Australia. The first half of the year was particularly affected and total ACE revenue went down by 12.4% compared to the first half of 2004. The rate of decrease declined to 3.7% in the third quarter. Business picked up in the fourth quarter with an organic growth of 10.2%.
Our business in the Netherlands suffered from a slowdown in the consumer electronics market, a decrease in mobile phone sales to large telecom operators and the ongoing price deterioration in flat screens. Consumer electronics in the Netherlands improved in the fourth quarter with strong sales volumes in flat screen TVs and digital still cameras.

Australia also experienced a weakening of the market for consumer electronics. In addition, there was a slowdown in the housing market, which had a negative impact on our white goods business. In spite of this difficult market climate, our ACE operation in Australia realised a 1.4% organic growth in 2005, mainly as a result of the introduction of a range of highly successful new camcorders during the second half of the year.

In spite of a weak market in Korea and also in Micronesia and Hong Kong during the second half of the year, our luxury goods business in Asia grew revenue by 2.5% in 2005.

A profitable business

Gross margin improved by 80 basis points, mainly as a result of the disposal of the low margin businesses GPX (2004) and Fuji Film (2005) and higher gross margins in our luxury goods business in Asia.

Operating expenses decreased from € 110 million in 2004 to € 105 million in 2005. Divestments had a positive effect of € 9 million, whereas foreign exchange rate movements had a negative effect of € 2 million.

An operating result before exceptional items of € 20 million (5% of revenue) was achieved in 2005 compared to € 22 million in 2004. This € 2 million decrease was mainly due to the difficult market situation in the Netherlands and Australia.

Net working capital as a percentage of revenue decreased from 20.4% in 2004 to 18.2% in 2005. The negative effect of the divestment of GPX in 2004, a business with a relatively low net working capital to revenue ratio, was more than compensated by significant inventory reductions in all ACE companies.

Mixed outlook for 2006

The Dutch market for consumer electronics is expected to strengthen in 2006. We expect good revenue growth for 2006, stimulated by new product introductions, sharply reduced prices for products such as flat screens, and the impact of the football World Cup in Germany.



The softness in the Australian market for consumer electronics is not expected to improve significantly in 2006. Our white goods sales in Australia will also remain under pressure due to continuing weakness in the housing market. Defending gross margins and controlling expenses will be the main priorities for ACE Australia in 2006.

Our luxury goods business in Asia is expected to continue its positive performance in 2006, also driven by the acquisition of new agencies.





Corporate governance

At Hagemeyer, good corporate governance is seen as essential to the interests of its shareholders and other stakeholders. Hagemeyer is therefore committed to integrity and transparency in every aspect of its business, to proper supervision of its business conduct, and accountability to its stakeholders.

The Netherlands Corporate Governance Code (the Code), effective January 1, 2004, forms the basis for our governance structure. Hagemeyer is in compliance with the Code, with currently only four exceptions (see below). The Code requires us to report on our governance structures and any developments annually. Any future material changes to the current governance structure as discussed in the Annual General Meeting of Shareholders in 2005 will be submitted to shareholders as a separate agenda item in the shareholders' meeting. At this time, Hagemeyer does not anticipate any substantial changes to its corporate governance structure in the near future.

The Annual General Meeting of Shareholders

In line with the Code's provisions and best practices, the Supervisory Board and Board of Management report to shareholders at least once a year at the Annual General Meeting of Shareholders. Shareholders representing, individually or in aggregate, at least 1% of the issued capital of Hagemeyer or representing, individually or in aggregate, at least a value of € 50 million according to the Official Price List of Euronext Amsterdam N.V. have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the General Meeting of Shareholders. The Meeting of Shareholders has important powers, such as decisions on statutory changes and legal (de)mergers. It adopts the financial statements and profit appropriation. Furthermore, it has the power to appoint, suspend or dismiss members of both the Supervisory Board and the Board of Management. In addition, the Annual Meeting adopts Hagemeyer's remuneration policy and the remuneration of the Supervisory Board.

Supervisory Board

Hagemeyer's Supervisory Board is charged with the supervision of the Board of Management, the Group's general progress and that of its operating companies. It supervises the proper execution of internal risk and control structures and financial reporting, legal and regulatory compliance. It further decides on the individual remuneration of Board of Management members according to policies approved by the General Meeting of Shareholders. Responsibility for the proper execution of its tasks is vested collectively. However, there are two Supervisory Board committees – the Audit Committee and Remuneration Committee that report directly to the full Supervisory Board. The Chairman of the Supervisory Board is responsible for the proper functioning of both the Board and its committees. The Supervisory Board's profile, size and composition reflect the expertise required to supervise the Hagemeyer Group's activities. The profile and composition are reviewed regularly. Biographies of Supervisory Board members can be reviewed on page 74.

Board of Management

Responsibility for managing the Group is vested collectively with the Board of Management, which currently comprises a Chief Executive Officer and a Chief Financial Officer. Accountabilities include, but are not limited to, setting and achieving business objectives through strategy and policy, risk management, control, financing and regulatory compliance, and the day-to-day management of the Group. The Board of Management is also charged with the management of Hagemeyer's operating companies around the world. For this purpose, the CEOs of the six PPS regions and the three ACE operations report directly to the CEO in the Board of

Management, whereas the CFOs of the six PPS regions and the three ACE operations have a direct functional reporting line to the CFO in the Board of Management. Each of the operations in the countries we operate in has been allocated to one of the PPS regions or ACE operations.

Compliance with the Netherlands Corporate Governance Code

This Code for Dutch listed companies became effective on January 1, 2004. It is generally considered to be one of the most comprehensive codes worldwide. The point of departure is the 'apply or explain' principle, which means Dutch listed companies must either apply the Code or explain any non-compliance. At the Annual General Meeting in 2005, Hagemeyer's corporate governance policies were discussed and the subsequent necessary amendments to its Articles of Association and charters were approved. All relevant documents can be reviewed on our website, www.hagemeyer.com under Corporate Governance.

The Supervisory Board continued to monitor Hagemeyer's corporate governance practices on the basis of the principles and best practices laid down in the Code and adopted rules requiring the members of the Supervisory Board and Board of Management to report changes in their portfolio of securities of Dutch listed companies to the Corporate Secretary on a quarterly basis.

Hagemeyer complies with all the Code's principles and best practice provisions, with the current exception of only four best practice provisions:

- **Best practice provision II.1.1: Maximum term of appointment of Members of the Board of Management is four years.**
  Hagemeyer complies with one exception. CFO Tjalling Tiemstra was appointed for an indefinite period before the Code came into effect. His existing contract will be honoured.

- **Best practice provision II.2.7: Severance payments to members of the Board of Management.**
  Currently, in certain circumstances, severance payments to members of the Board of Management are not limited to the annual gross base salary. For full details of Hagemeyer's policy on severance arrangements please refer to the Remuneration Policy on page 79.

- **Best practice provision III.5: Establishment of a Supervisory Board Selection and Nomination Committee.**
  No such committee has been established as the Supervisory Board considers the selection and nomination of members of the Board of Management as a collective responsibility.

- **Best practice provision IV.1.1: Required majority to negate a binding nomination for the appointment of members of the Board of Management and Supervisory Board or a resolution to dismiss members of the Board of Management and Supervisory Board.**
  Pursuant to Hagemeyer's Articles of Association, approved by the Annual General Meeting of Shareholders in 2005, a majority of at least two-thirds of the votes cast, representing more than half of the issued capital, is required to negate a binding nomination of the Supervisory Board to appoint members of the Board of Management (and Supervisory Board). Similarly, any appointment, suspension or removal of members of the Board of Management (and Supervisory Board), other than proposed by the Supervisory Board, requires a shareholders' resolution based on a majority of at least two-thirds of the votes cast, representing more than half of the issued capital. Proposals of the Supervisory Board to appoint, suspend or remove members of the Board of Management (and Supervisory Board) require a shareholders' resolution based on an absolute majority of the votes cast. The Supervisory Board and Board of Management believe that it is not advisable to lower these thresholds. It is deemed to be in the interest of all of Hagemeyer's stakeholders that continuity of management and stability of leadership are warranted. The Boards of Hagemeyer attach great importance to this and therefore value that decisions on changes to any of the Group's Boards are as broadly based as possible.

The right person in the right position

Hagemeyer is in the service business. This means the quality of our people is a crucial success factor. Through human resources management, our goal is to build sustainable relationships with all our employees, based on respect, and to create a working environment where corporate pride and commitment encourages our people to maximise their potential and develop professional expertise. We focus on having the right person in the right position, based on the right qualifications, competencies and skills, regardless of age, sex, race, religion, disability or any other possible source of discrimination.

Developing high potential

One of our key corporate human resources (HR) goals is to recognise talent in our organisation and, where possible, to stimulate potential through internal promotion.
For this reason, we re-established our succession and career planning efforts during 2005 and identified possible successors for several management team positions in our regions. In addition, through appraisal procedures, high-potentials were identified in the organisation. Career-pathing and development programmes will be put in place for this group. Hagemeyer and its operating companies already have comprehensive training and development frameworks. We manage learning, development and knowledge transfer and exchange through on-the-job and internal and external functional training. Leadership programmes are already in place in a number of operating companies, such as in the USA and Germany. Leadership is also directly related to embedding Hagemeyer's core values and Business Principles.

Remuneration

While remuneration is generally related to level and position in the organisation and related responsibilities, some key managers qualify for incentive programmes. Hagemeyer has a Short-Term Incentive (STI) programme in place that provides for an annual cash bonus. In addition, there is a Long-Term Incentive (LTI) programme with a deferred cash bonus, payable in the second and third year following the bonus year. The latter scheme is designed as a retention tool. Both incentive schemes are based on the achievement of pre-agreed, measurable financial and discretionary targets. In addition, a specific short-term incentive plan was established in 2004 for a limited group of key managers in the United Kingdom, Central Europe and North America. This plan to year-end 2005 relates to recovery in those markets that were crucial for the turnaround of the whole Group.

In 2006, we intend to introduce a new incentive scheme, 'ShareMap', which is likely to be gradually rolled out throughout the Group as from 2006. In addition to providing our senior managers with an incentive to boost company performance, the purpose of ShareMap is to more directly align the interests of operational management of Hagemeyer with those of our shareholders and to create a feeling of ownership and financial commitment by investing in Hagemeyer shares.





Most of our operating companies offer a variety of benefits to their employees in line with best business practice in the country of operation. In most cases, benefits apply to both management and staff.

Looking ahead

Hagemeyer has created a new corporate management development programme focusing on key managers from all PPS operating companies around the world. This 'Summit Programme' will start in April 2006. It is structured to combine both knowledge and practical project work. The programme consists of six modules, each lasting three to four days, and will be spread over 2006 and 2007. The first group of approximately 50 senior managers will begin the programme in the spring.
The programme's aim is:

- To create full commitment to achieving Hagemeyer's full potential;
- To increase the knowledge and skills of our key players; and
- To further facilitate benchmarking and exchange of best practices between our operating companies around the world.

Risk management

Within our risk management framework, we have identified the following main risks that, if not properly managed, could have a material impact on Hagemeyer's ability to achieve its corporate objectives. They are strategic and operational, financial and litigation risks.

Strategic and operational risks

Competitors may take actions to establish and sustain competitive advantage over the Group. Competition from small local competitors, with a non-comparable cost structure, may increase, while aggressive price-cutting by competition to gain market share may impact both our volumes and gross margin. Suppliers may take actions to change their channel to the market by reducing the role of wholesalers, which may impact our volumes and related gross profit. Furthermore, the industry may lose its attractiveness as a result of an economic downturn in the markets where Hagemeyer operates. Hagemeyer's PPS business is affected by several cycles, including construction and seasonal cycles.
Hagemeyer is particularly affected by possible changes in the European and US economies, which account for approximately 83% of net sales. The Agencies / Consumer Electronics division is impacted by levels of consumer confidence and seasonality in the consumer electronics market and other markets in which our ACE business operates.

These strategic risks may have a damaging effect on our operational business in several ways. If they occur, it may also be difficult for us to retain qualified personnel or to fully staff all of our employee positions. The inability to sustain operations, provide essential products and services or recover operations following a major disaster (due to either internal or external causes) could damage the Group's financial strength and performance, as well as its ability to obtain funding. Similarly, insufficient customer service and / or understanding of customer expectations, as well as ineffective and inefficient logistic processes, could have a material adverse effect on our business, financial condition and results of operation.

Financial risks

By its nature, Hagemeyer's business is subject to specific forces whereby a relatively limited change in its revenue or gross margin levels can materially impact its results, due to the relatively fixed nature of its operational and other costs. In addition, to the extent we would seek to replace or refinance our current indebtedness, that replacement or refinancing may not be available on terms that are favourable or acceptable to us, and may impose new and restrictive covenants on us.

Furthermore, in 2005 Hagemeyer's non-euro operations constituted approximately 70% of consolidated net revenue. As the reporting currency is the Euro, any movements in the currency of countries in which we operate compared to the Euro can have an impact, in particular on revenue, operating results and on our assets and liabilities.
A negative impact of exchange rate movements on net revenue and gross profit is often accompanied by a favourable impact on costs and expenses. Exchange rate movements on our assets and liabilities could negatively impact our balance sheet ratios. Currencies that would have the largest impact include the US dollar, the Swedish crown, the British pound and the Australian dollar.

Finally, we have a number of defined benefit pension plans, the largest of which cover the majority of our employees in the Netherlands and the United Kingdom. Defined benefit pension accruals in respect of our UK plan ended on April 5, 2002, and the plan thereafter continued as a defined contribution pension plan. The defined benefit accrual before April 5, 2002 still shows a funding deficit. Our pension plan assets principally consist of long-term interest-earning investments and listed equity securities, with approximately 40% of the Dutch plan assets and approximately 70% of the UK plan assets consisting of equity securities. Future market developments may affect assets of our defined benefit pension plans and the plans' compliance with mandatory coverage ratios, causing higher pension charges, pension premiums and contributions payable. In addition, defined benefit pension plans are also sensitive to interest rates, price inflation and other actuarial risks. Future adverse developments in these areas may require us to make significant contributions to our existing pension plans.

Litigation risks

Hagemeyer is involved in a number of legal proceedings, some of which, if adversely concluded, could require the payment of substantial amounts, which could have a material adverse effect on our business, financial condition and operating results. Although we believe that we have sound legal grounds to defeat all of these of claims, we have established provisions for a number of these claims, which, as litigation is inherently unpredictable, might prove insufficient to cover them. Regardless of the outcome of a particular claim or claims, litigation may also result in substantial costs and expenses and significantly divert the attention of management.

Risk management

Managing these and other risks forms an integral part of Hagemeyer's business operations. The Board of Management is responsible for the design, implementation and operation of the Group's internal risk management framework. The Board actively manages, to the extent possible, the strategic, financial and operational risks facing the Group. Our risk management framework includes objective setting, event identification, risk assessment and risk response, such as the implementation of business continuity plans and adjustments of financial structures.

The main components of our risk management framework are:

- Periodical risk identification sessions;
- Regular strategic evaluations of our business (including analyses of operational, legal and regulatory risks);
- Annual budgets;
- Bi-weekly cash-flow forecasting for the next 13 weeks;
- Monthly and quarterly financial reporting;
- Quarterly rolling forecasting;
- Regular financial review meetings with operational management;
- Quarterly performance meetings with operational management;
- Regular meetings with senior corporate staff;
- Quarterly letters of representation which are issued by all our operating companies and signed by their CEOs and CFOs;
- Reports of our Internal Audit department;
- Management letters and audit reports provided by the external auditor;
- The Hagemeyer Business Principles;
- A Whistleblower Policy; and
- Business Continuity Plans.

All material findings are shared with the Audit Committee and, where relevant, with the Supervisory Board.

It should be noted though that no risk management framework can ever provide absolute assurance regarding achievement of corporate objectives, nor can it provide an absolute and total guarantee that material errors, losses, fraud or violation of laws or regulations will not occur.

In control statement

The Board of Management is responsible for the design, implementation and operation of the Group's internal risk management and control systems. These comprise policies, processes, tasks, behaviours and other aspects of the Group that, taken together, facilitate the achievement of objectives and prevent or ensure early identification of potential material errors and losses and misrepresentation of circumstances.

Our internal risk management and control systems can, however, never provide absolute assurance regarding the achievement of corporate objectives, or entirely prevent material errors, losses, fraud or violation of laws or regulations from occurring.

As part of our internal risk management and control systems, we have implemented Business Continuity Plans for all our operating companies during the reporting year. We continue to focus on further improving our internal risk management and control systems. Over the next few years, we will therefore implement compulsory minimum control standards for all relevant business processes, as well as procedures for recurrent risk and control assessments and a reporting structure on the assessment of results.

Taking into account the above-mentioned constraints, our internal risk management and control systems give a reasonable degree of certainty during the year that the financial reporting does not contain material inaccuracies. These systems have functioned properly during 2005 and at this moment there are no indications that the systems will not function properly in 2006. The above-mentioned risk management and control systems also provide insight into the extent to which strategic and operational objectives are realised and laws and regulations are complied with.

We discuss all our risk management and control activities and findings with the Audit Committee and the Supervisory Board on a regular basis.

Naarden, February 27, 2006

Board of Management
R.W.A. de Becker, CEO
J.S.T. Tiemstra, CFO

Report of the Supervisory Board



Kalff — Chairman | Dudley Eustace — Vice Chairman | Adri Baan

To the shareholders of Hagemeyer N.V.

The Supervisory Board of Hagemeyer N.V. herewith submits the financial statements for 2005 prepared by the Board of Management. These statements comprise the following:

- The consolidated balance sheet as at December 31;
- The consolidated income statement for the year ended December 31;
- The consolidated statement of changes in equity for the year ended December 31;
- The consolidated statement of cash flows for the year ended December 31;
- The Company income statement for the year ended December 31;
- The Company balance sheet as at December 31; and
- The notes to the accounts.

These statements have been audited by Deloitte Accountants B.V., whose Auditors' Report can be found on page 141 and page 153. We concur with these documents and recommend the Annual General Meeting of Shareholders to adopt the 2005 financial statements accordingly.

Dividend

In light of the negative result for 2005, no dividend will be paid out for the financial year 2005. Currently, the terms and conditions of Hagemeyer's existing financing facilities also prohibit the pay-out of dividend.



P.J. Kalff | 1937, Chairman

Appointed in 1994
Former Chairman of the Board of Management of *ABN AMRO Bank N.V.*
Dutch national
Hagemeyer shares at December 31, 2005: none

Other notable positions

• Chairman of the Supervisory Board of N.V. Luchthaven Schiphol • Vice Chairman of the Supervisory Board of Stork N.V. • Member of the Supervisory Board of Concertgebouw N.V. • Member of the Supervisory Board of Koninklijke Volker Wessels Stevin N.V. • Member of the International Advisory Committee of the Federal Reserve Bank of New York (USA) • Member of the Board of Directors of Aon Corporation, Chicago (USA)

D.G. Eustace | 1936, Vice chairman

Appointed in 1999; due to stand down in 2007
Former Vice Chairman of the Board of Management and Group Management Committee of Royal Philips Electronics N.V.
British and Canadian national
Hagemeyer shares at December 31, 2005: none

Other notable positions

• Chairman of the Supervisory Board of AEGON N.V. • Vice Chairman of the Supervisory Board of Koninklijke KPN N.V. • Chairman of the Board of Sendo Holdings Plc (United Kingdom) • Chairman of the Board of Smith and Nephew Plc (United Kingdom)

A. Baan | 1942

Appointed in 2005; due to stand down in 2009
Former member of the Board of Management of *Royal Philips Electronics N.V.*
Dutch national
Hagemeyer shares at December 31, 2005: none

Other notable positions

• Member of the Supervisory Board Océ N.V. • Member of the Supervisory Board Koninklijke Volker Wessels Stevin N.V. • Member of the Supervisory Board Wolters Kluwer N.V. • Non Executive Director of Imperial Chemical Industries PLC • Non Executive Director of International Power PLC • Chairman of the Supervisory Board Authority Financial Markets

B.A.J. Bourigeaud | 1944

Appointed in 2004
Chairman of the Board of Management of Atos Origin
French national
Hagemeyer shares at December 31, 2005: none

Other notable positions

• Managing Director of Atos Origin International N.V. (Belgium) • Member of the Supervisory Board of Atos Worldline Processing GmbH (Germany) • Director of Atos Consulting (United Kingdom) and Neopost S.A. (France) • Permanent representative of Atos Origin S.A. (France) • Member of the Supervisory Board of Atos Euronext SBF S.A. (France)

R. van Gelder | 1945

Appointed in 2005; due to stand down in 2009
Chairman of the Executive Board Royal Boskalis Westminster N.V.
Dutch national
Hagemeyer shares at December 31, 2005: none

Other notable positions

• Member of the Advisory Board ABN AMRO Holding N.V. • Member of the Supervisory Board of SBM Offshore N.V. • Chairman of the International Association of Dredging Contractors • Board member of Vereniging Effecten Uitgevende Ondernemingen (VEUO) • Board member of Stichting Nederland Maritiem Land • Chairman of the Advisory Council Listed Companies Euronext Amsterdam

M.P.M. de Raad | 1945

Appointed in 2004; due to stand down in 2008
Former member of the Board of Management of Koninklijke Ahold N.V., Metro A.G. (Germany), SHV Holdings N.V. and CEO of SHV Makro N.V.
Dutch national
Hagemeyer shares at at December 31, 2005: 2,620

Other notable positions

• Member of the Supervisory Board of CSM N.V. • Member of the Supervisory Board of Sovion N.V. • Member of the Supervisory Board of Vollenhoven Olie Groep B.V.

Supervisory Board member	Year of initial appointment	Year of reappointment	Committee membership
P.J. Kalff *(Chairman)*	1994	Not applicable	Remuneration Committee
D.G. Eustace *(Vice-Chairman)*	1999	2007	Audit Committee *(chair)*
A. Baan	2005	2009	Remuneration Committee *(chair)*
B.A.J. Bourigeaud	2004	Not applicable	
R. van Gelder	2005	2009	Audit Committee
M.P.M. de Raad	2004	2008	Audit Committee

Report on the 2005 Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders ('the Meeting') held on April 26, 2005, the 2004 annual accounts were adopted, and the members of the Supervisory Board and the Board of Management were discharged. The Meeting appointed Messrs A. Baan and R. van Gelder as members of the Supervisory Board. The Meeting appointed Deloitte Accountants B.V. as external auditors charged with the audit of the 2005 financial statements. During the Meeting, Hagemeyer's Corporate Governance policy, as presented in its 2004 Annual Report, was discussed and deviations from the Netherlands Corporate Governance Code (the Code) principles and best practice provisions were duly explained. As a result, it was concluded that Hagemeyer is in compliance with the Code. The Remuneration Policy and the share and option plan for members of the Board of Management were discussed and adopted. The Meeting also approved a resolution to amend the Articles of Association in order to bring these into line with applicable Dutch legislation and the Code.

Supervisory Board working structure

The Supervisory Board is charged with the supervision of the Board of Management, the general course of Hagemeyer's affairs and related business. It further provides advice and expertise. The Supervisory Board's tasks include, but are not limited to:

- Monitoring progress with regard to the achievement of Hagemeyer's strategic and business objectives;
- The strategy and risks inherent to the Group's business activities; and
- The structure and operation of internal risk management and control systems.

Responsibility for the proper performance of the Supervisory Board's duties is vested collectively. In performing its duties, the Supervisory Board acts in accordance with the interests of the Group and its businesses, taking into consideration the interests of all stakeholders. Its working method is fully in compliance with the Code. Hagemeyer's Supervisory Board has two dedicated committees: the Audit Committee and the Remuneration Committee. Both report to the full Supervisory Board. A Selection and Nomination Committee has not been established, as the Supervisory Board considers the selection and appointment of Board of Management members to be a collective responsibility.

Report on working method

In 2005, the Supervisory Board and the Board of Management met six times. There was regular consultation between the Chairman of the Supervisory Board and the Board of Management.

At the meetings of the Supervisory Board with the Board of Management, the Group's business operations were reviewed, including Hagemeyer's strategy, the Group's activities in relation to general and financial risks, and the operation of the internal risk management and control systems. In addition, the issue of subordinated convertible bonds and the refinancing of the senior credit facility were discussed, as were the 2004 annual accounts to be presented to shareholders, monthly reports, the trading update for the first quarter of 2005, the interim report for 2005, the trading update for the third quarter of 2005, and the annual budget for 2006. In addition, considerable attention was given to the progress in respect of Hagemeyer's turnaround, in particular in the UK, and

Table of attendance	Meeting dates for 2005					
	22 Feb	26 Apr	26 May	25 Aug	18 Oct	13 Dec
P.J. Kalff	■	■	■	■	■	■
D.G. Eustace	■	■	■	■	■	■
A. Baan*	–	–	■	■	■	■
B.A.J. Bourigeaud	■	■	■	■	■	–
R. van Gelder*	–	–	■	■	■	■
M.P.M. de Raad	■	■	■	■	■	■

** Appointed in the AGM of April 26, 2005*

the senior management changes at Hagemeyer UK. Two sites in the UK were visited and the Supervisory Board met with Hagemeyer UK's management team. Developments in the other regions were monitored closely.

The Supervisory Board met twice in the absence of the Board of Management to discuss its own functioning, that of its individual members and that of the Audit Committee and the Remuneration Committee. The Supervisory Board concluded that it is functioning satisfactorily and that it continues to meet the composition criteria of the Supervisory Board Profile. The functioning of the Board of Management and its individual members was also evaluated. The Supervisory Board concluded performance to be satisfactory.

Audit Committee in 2005

On behalf of the Supervisory Board to which it reports, this Committee's responsibilities include the supervision of the Board of Management on the operation of the internal risk management and control systems, the provision of financial information by Hagemeyer, the implementation of IFRS, the Group's policy on tax planning, its financing and the use of information and communications technology. It also proposes external auditors to the Annual General Meeting of Shareholders and evaluates their activities and performance. The Audit Committee met three times in 2005 with the CFO, the Group Controller, the head of Internal Audit and the external auditor. Topics under discussion included the 2004 annual accounts, the 2005 interim report, Hagemeyer's financial situation, the management letters and the internal risk management and control systems. The Committee met twice with the external auditor in the absence of the Board of Management.

Remuneration Committee in 2005

This Committee's responsibilities include making proposals to the Supervisory Board on the Remuneration Policy for members of the Board of Management and the remuneration of the individual members of the Board of Management. The Remuneration Committee met twice in 2005.

Remuneration Policy

The objective of Hagemeyer's Remuneration Policy is to provide terms of employment which attract, retain and motivate qualified members of the Board of Management in order to focus them on improving the results and increasing the value of Hagemeyer. The Supervisory Board, through the Remuneration Committee, implements the Remuneration Policy and determines, based on this policy, the remuneration of the individual members of the Board of Management. The Supervisory Board is of the opinion that the Remuneration Policy and the remuneration of the Board of Management are competitive and effective. For more details on the Remuneration Policy and the remuneration of the Board of Management, please refer to the Remuneration Policy on page 79 and note 33 to the consolidated financial statements.

Appointments

In 2005, Messrs Baan and Van Gelder were appointed as members of Hagemeyer's Supervisory Board. Their induction included a site visit to an operating company in the Netherlands and an introduction programme to the electrical wholesale business. Messrs Kalff and De Raad also attended this induction programme.

During the Annual General Meeting of Shareholders of April 28, 2006, Mr Kalff will stand down as Chairman and member of the Supervisory Board. Mr Kalff has been a member of Hagemeyer's Supervisory Board since 1994 and has been its Chairman since 2000. He has fulfilled the regulatory maximum of three four-year terms. In his position as Chairman, he provided the Board of Management with valuable advice and substantial support, especially in 2003 and the beginning of 2004, during which period the Group faced major issues and went through many changes. The Supervisory Board is grateful to Mr Kalff for the significant contribution he has made during his term of office. Mr A. Baan, who joined the Supervisory Board in 2005, will succeed Mr Kalff as Chairman of the Supervisory Board.

Mr Bourigeaud has requested to be relieved of his position as a member of Hagemeyer's Supervisory Board, due to time constraints and his intensive travel schedule as Chairman of the Executive Board and CEO of Atos Origin. His colleagues respect his request and would like to express their appreciation for Mr Bourigeaud's contribution to the Supervisory Board's work during his term of office.

As a consequence of Mr Kalff standing down at the Annual General Meeting of Shareholders and Mr Bourigeaud's resignation, the Supervisory Board will have two vacancies. At this year's Annual General Meeting of Shareholders, the Supervisory Board will propose the appointment of two new members to the Supervisory Board: Mr R.J.M. van der Meer and Mr P.H.J.M. Visée. Both fit the Supervisory Board profile. Mr Van der Meer brings with him specific international business knowledge and experience. In addition to international business experience, Mr Visée has extensive expertise in finance and administration. If Mr Van der Meer's appointment to the Supervisory Board is approved by the Annual General Meeting of Shareholders, he will also become a member of the Remuneration Committee and replace Mr Baan as Chairman.

Other developments

The Supervisory Board declares, in line with the Code's best practice II.3.4 and III.6.3 principles that, to the best of its knowledge, there were no conflicts of interest during the reporting year. Each Supervisory Board member is independent within the meaning of best practice provision III.2.2 of the Code. No member represents any group or organisation.

The Supervisory Board fully supports Hagemeyer's strategy and its implementation by the Board of Management and is confident that the Group is poised for a return to profitability in 2006. For further information on the Company's performance during the reporting year 2005, please see the report of the Board of Management. The Supervisory Board acknowledges the commitment and dedication of the whole Hagemeyer team around the world in driving the Group's strategic aims and objectives. Their efforts are exemplary.

Naarden, February 27, 2006

Supervisory Board

P.J. Kalff, *Chairman*
D.G. Eustace, *Vice-Chairman*
A. Baan
B.A.J. Bourigeaud
R. van Gelder
M.P.M de Raad

Remuneration policy

Objective

The objective of the Remuneration Policy is to provide terms of employment that attract, retain and motivate qualified members of the Board of Management in order to focus them on improving the results and increasing the value of Hagemeyer.

Remuneration process

The Supervisory Board, through the Remuneration Committee, implements the Remuneration Policy and determines, based on this policy, the remuneration of the individual members of the Board of Management. In determining the individual remuneration of a member of the Board of Management, the Supervisory Board will, apart from the role and responsibilities of the role, also take into account elements such as required competencies, skills and performance of the individual. The individual remuneration will be determined based on, amongst other things, whether the terms of employment are competitive compared to companies that operate internationally, are based in the Netherlands and are of a similar magnitude and complexity to Hagemeyer.

The Supervisory Board may, if necessary, deviate from the policy. This may be due to market circumstances or if the application of the policy were to be unreasonable. Every year, the Remuneration Committee assesses whether an adjustment of the terms of employment would be appropriate. Preparing any proposal with regard to the policy, the Remuneration Committee may seek advice from an outside independent remuneration expert.

The Remuneration Policy aims to link a considerable part of the remuneration to Hagemeyer's results. This part will be in line with market practice and is designed to strengthen the Board member's commitment to Hagemeyer and its financial and operational objectives.

Any changes to the Remuneration Policy, which was approved by the General Meeting of Shareholders on April 26, 2005, will be submitted for approval to the General Meeting of Shareholders.

Remuneration Committee

The Remuneration Committee consists of Mr A. Baan (Chairman) and Mr P.J. Kalff. The delegated Secretary of the Remuneration Committee is the Group HR Director. The Chairman of the Board of Management may attend the meetings of the Remuneration Committee.

Remuneration structure

The remuneration consists of four main items:

- Gross annual base salary;
- Incentive schemes;
- Stock option and share plans; and
- Pension.

Gross annual base salary

The level of the gross annual base salary is determined taking into account position-related criteria such as responsibility, scope and complexity, and is based on market developments with regard to gross annual base salaries. The annual review date for the gross annual base salary is January 1, of each calendar year.

Incentive schemes

Short-Term Incentive scheme

On the basis of the Short-Term Incentive (STI) scheme, each year a variable cash incentive can be earned by members of the Board of Management, based on the achievement of pre-agreed and measurable targets. An annual bonus may amount to 80% of gross annual base salary and is partly linked to the financial and operational results of Hagemeyer and partly to the personal performance of the individual Board member.

At the beginning of each calendar year, the bonus targets for the Board of Management are determined by the Remuneration Committee on behalf of the Supervisory Board. The bonus targets may differ year by year and vary per individual member of the Board of Management.

The Supervisory Board determines, based on advice from the Remuneration Committee, if bonus targets have been achieved. Whether or not financial targets have been met is based on the business results in relation to each specific financial target, which figures are provided by the controlling department to the Remuneration Committee. In relation to qualitative targets, the Remuneration Committee determines the achievements based on fact finding with regard to each specific result. The Supervisory Board may take special circumstances into account in determining the achievement of the qualitative targets.

Long-Term Incentive scheme

The Long-Term Incentive (LTI) scheme is a bonus scheme for each rolling 3-year period in which a bonus amount is determined 1 year after the start of the bonus period. 50% of this bonus is awarded after 2 years and 50% of this bonus is awarded after 3 years, subject to the member of the Board of Management still being employed by Hagemeyer. The net LTI bonus shall be invested in the Performance Share Plan as described below. The LTI bonus of Board of Management members may amount to up to 40% of their gross annual base salary. The LTI bonus is determined on the basis of the achievement of the same predetermined performance criteria as the Short-Term Incentive scheme.

Stock option and share plans

Performance Share Plan

Under the Performance Share Plan, the members of the Board of Management can build up a substantial ownership of Hagemeyer shares. As such, this plan supports the alignment of interests of the participating Board of Management members with shareholders' interests.

The net after tax amount of any LTI bonus and at least 50% of any net after tax profit resulting from exercising stock options shall be invested in Hagemeyer shares by the members of the Board of Management. If these shares are retained for a period of two years in the Performance Share Plan, a premium of 50% is awarded for each period of two years that the shares are retained, subject to the member of the Board of Management still being employed by Hagemeyer. The premium is also to be invested in Hagemeyer shares, which investment does not qualify for any premium. The entitlement to any premium will be cancelled in the case of voluntary resignation or termination for 'cause'.

The shares under the Performance Share Plan may not be sold during employment. Selling is only permitted upon termination of employment.

Currently only Mr Tiemstra participates in the Performance Share Plan.

Stock options

Members of the Board of Management may participate in a stock option programme. Conditional stock options can be granted by the Supervisory Board subject to performance and vest 3 years after grant date only if, on average, more than 50% of the maximum Short-Term Incentive has been achieved during that period. In principle, stock options are cancelled upon termination of employment, except in the case of retirement. A minimum of 50% of the net after tax profit resulting from exercising the stock options shall be invested in Hagemeyer shares under the Performance Share Plan, as described above.

The Supervisory Board has confirmed its intention to decide that, upon a change of control, outstanding options become immediately exercisable.

The annual number of stock options offered to the individual members of the Board of Management may amount to up to 200,000 per person per annum.

Currently only Mr Tiemstra participates in the stock option programme.

Conditional shares

The members of the Board of Management may participate in a share programme. The shares will be awarded by the Supervisory Board subject to performance and vest 3 years after grant date only if, on average, more than 50% of the maximum Short-Term Incentive has been achieved during that period. Up to half of the shares may be sold to cover income tax exposure. The net remainder of the shares awarded shall become subject to the Performance Share Plan as described above. The conditional shares are cancelled upon termination of employment, except in the event of retirement.

The Supervisory Board has confirmed its intention to decide that, upon a change of control, outstanding conditional shares become immediately unconditional.

The annual number of conditional shares offered to the individual members of the Board of Management may amount to up to 100,000 per person per annum.

For Mr R.W.A. de Becker the shares will be unconditionally awarded after 1 year (not 3 years) if 50% or more of the maximum STI bonus has been achieved in the previous year.

Pension

The pension scheme for the members of the Board of Management is governed by the 'Bestuursregeling 1999' and is an average-pay pension scheme. The applicable pension age is 60 years. The annual pension accrual of the scheme is 2.25% of the pension base. Variable remuneration elements are not subject to pension accrual.

In individual cases, the Supervisory Board may decide to grant a back-service buy-in to attract and retain the appropriate candidate should market circumstances demand this.

As a consequence of the abolishment of the fiscal deductibility of pension accrual before the age of 65, the pension age in the 'Hagemeyer Bestuursregeling' has been adjusted from 60 to 65 as of January 1, 2006. As a consequence, the pension built-up will effectively increase from 2.25% up to 3.18% per annum. Built-up pension benefits until that date remain applicable and will not be adjusted.

Additional arrangements

In addition to the elements of the remuneration, a number of additional arrangements apply to the members of the Board of Management, in line with market practice in the Netherlands.

These arrangements are:

- A fixed expense allowance for business expenses of net € 570 per month;
- Medical insurance premium contribution;
- Company car;
- Telephone costs; and
- Participation in Hagemeyer's disability insurance scheme.

Hagemeyer does not provide personal loans to or guarantee obligations to the members of the Board of Management.

Notice period

If members of the Board of Management would like to terminate their employment contract, a notice period of 3 months is applicable.

If Hagemeyer terminates the employment agreement of Mr de Becker a notice period of 9 months needs to be observed during 2006 and a notice period of 6 months during 2007. Should Hagemeyer terminate the employment agreement of Mr Tiemstra a notice period of 6 months is applicable.

Severance payment

Members of the Board of Management are entitled to a severance payment in the event of a change of control.

Severance payments to members of the Board of Management will be triggered if:

i Hagemeyer discontinues their employment following a takeover, merger or any other event in which there is a change of control of Hagemeyer; or

ii Within one year after a takeover, merger or any other event in which there is a change of control of Hagemeyer, the member of the Board of Management terminates his employment due to a material difference of opinion with the new Management Board or Supervisory Board, or due to a material alteration in his powers or responsibilities.

In any of the above cases, the member of the Board of Management is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two-and-a-half times his total yearly remuneration, or the total remuneration for the remainder of the contract period, if less.

The change of control severance payment is paid in three equal instalments. The first instalment is paid immediately upon termination. The second and third instalment will be paid 6 and 9 months respectively after termination, subject to the member not having secured a new position with a gross annual base salary equal to or exceeding 75% of his gross annual base salary at Hagemeyer.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the gross annual base salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum STI bonus, and (iv) 25% of the maximum LTI bonus.

Upon the expiration of the Change of Control arrangement for any individual member, new terms will need to be agreed upon.

The Change of Control arrangement for Mr R.W.A. de Becker expires on February 28, 2008.

In addition to the Change of Control arrangement described above, currently severance payments to Mr J.S.T. Tiemstra will also be triggered if Hagemeyer discontinues his employment following a material alteration of the organisation that results in a material alteration of his respective powers or responsibilities. The Change of Control arrangement for Mr Tiemstra expires on April 1, 2006. The Remuneration Committee is currently discussing a new Change of Control arrangement with Mr Tiemstra.

In the event of involuntary termination for any other reason than a change of control, the members of the Board of Management are not entitled to claim any previously agreed severance package. This means that, if a member's employment contract is terminated involuntarily, compensation will be determined on the basis of the applicable legal regulations, the cause or reasons for the termination, and the salary level and legal position of the party concerned.

Remuneration Report

In 2005 the Remuneration Policy was implemented as described below:

Gross annual base salary

The gross annual base salary level of the members of the Board of Management was increased by 0.67% for Mr de Becker (pro-rata calculation of the number of months in service during 2004) and by 0.8% for Mr Tiemstra. This increase was based on a correction for the cost of living and was not a position-related adjustment. No other additional gross annual base salary adjustment was implemented.

Board of Management	Gross annual base salary 2005
R.W.A. de Becker	€ 654,355
J.S.T. Tiemstra	€ 487,418

Short-Term Incentive

Based on the achievement of the targets for the bonus, the 2004 results led to a Short-Term Incentive bonus pay-out in 2005 as indicated below.

Board of Management	Amount of bonus	Percentage of gross annual base salary
R.W.A. de Becker	€ 362,916*	67%
J.S.T. Tiemstra	€ 323,980	67%

* *The Short-Term Incentive bonus awarded to Mr de Becker was calculated pro rata to the period of his employment during 2004*

During 2005, the financial targets were EBITDA, net result elements, and net working capital as a percentage of net revenue. The qualitative targets included for instance the further development of Hagemeyer's strategy, the restructuring of Hagemeyer UK, the implementation of a management development process, the reduction of cash balances in the Group and the management of the senior loan facilities.

In August 2005, the bonus targets were adjusted for IFRS.

Long-Term Incentive

The 2004 performance led to an LTI bonus award of 33.5% of gross annual base salary. This award will be paid out in two parts, each amounting to 50%, in March 2006 and in March 2007.

The net amount of the LTI bonus to be paid to Mr Tiemstra will be invested in the Performance Share Plan. Investment takes place five working days after publication of the annual results.

Stock options and conditional shares

In 2005, 135,000 conditional stock options and 45,000 conditional shares were granted to Mr Tiemstra.

At the start of his employment, Mr de Becker was awarded 400,000 conditional shares. After each full year of employment, 100,000 shares will be issued to him, subject to his employment and upon achievement of at least 50% of annual maximum Short-Term Incentive bonus in the previous year. During 2005, 100,000 Hagemeyer shares were granted to Mr de Becker.



Corporate sustainability

At Hagemeyer, we adopt a sustainable approach to every aspect of our business. We are focused on long-term continuity. Applying sustainable strategies makes sound business sense. However, we see 'sustainability' as broader than the business alone.

No organisation operates in isolation. We are part of a wider community, both worldwide and locally. For Hagemeyer and our people, this means we have a responsibility to contribute to a sustainable future of our communities and stakeholders: shareholders, customers, suppliers, employees, and the environment in which we live and work. How we contribute is reported every year in our Annual Report as part of our commitment to transparency on all aspects of our business.

Our values

Sustainable thinking and behaviours have been embedded in our business principles and business processes, all founded on our core values. These values are fundamental to the way Hagemeyer does business, wherever it operates, and they are at the basis of all our business decisions. Everyone at Hagemeyer commits to:

- Integrity
- Professionalism
- Service
- Sustainability

Integrity

The basis for all business conduct within Hagemeyer is acting with integrity. This means that everyone who comes into contact with Hagemeyer, internally and externally, can expect to be treated with respect, honesty and fairness.

Embedding the Business Principles

Hagemeyer reaffirmed its Business Principles in August 2004. At that time, we firmly embedded these principles, including the Whistleblower Policy. During 2005, we have continued to emphasise the importance of the Business Principles, keeping them top-of-mind whenever possible. However, we recognise that embedding principles and values is an ongoing process.

Most of our operating companies have processes in place to raise awareness on the Business Principles and the Whistleblower Policy among current employees and new colleagues.

This awareness is raised by:

- Issuing copies of policies to current employees (translated in the local language);
- General information meetings with employees;
- Information sessions for works councils and employee representative bodies;
- Making policies accessible via intranet;
- Dedicated communication tools;
- Incorporating the Business Principles into the new hire induction process; and
- Requiring new joiners to commit to having read and accepted our Business Principles before they start work with us.

In addition, we have endeavoured to have signed commitment to the Business Principles from as many employees as possible.

Professionalism

Hagemeyer prides itself on taking a professional approach to all its business activities. We expect everyone within Hagemeyer to work and behave professionally in every aspect of their day-to-day business.

Total quality management

During 2005, we continued to develop quality manuals and implement processes and procedures to guarantee the quality of the products and services Hagemeyer provides. Many of our operating companies have been awarded quality certificates. Others are striving to achieve certification.

Building respect

We value our people as our most important competitive advantage. We want to build sustainable relationships between employees, based on respect, and fulfil their expectations and encourage their commitment to Hagemeyer. We strive to provide a working environment in which employees are encouraged to maximise their potential and develop their professional skills and expertise.

Continuity

Continuity is crucial in meeting employee expectations. If we provide the opportunities they need to build their skills and expertise in a positive working environment, we will also build corporate pride. We have re-established our succession and career planning efforts. During 2005, we identified possible successors for several management team positions in our regions. Besides designating potential successors for some management positions, we have also identified high-potentials in the organisation.

Training and development

During 2005, the tools and processes adopted by our operating companies to manage learning, development and knowledge management include both on-the-job practical training and internal and external functional training. These are some of our training and development initiatives in 2005:

- In the USA, we developed a leadership programme specifically set up to embed the values throughout the organisation and to shape the culture of Hagemeyer North America. A total of 300 employees participated in this programme. There are plans to roll out this programme to the entire organisation of 3,000 employees.

- Our German operating company implemented a leadership programme for managers and a sales staff training. Approximately 600 employees participated.
- Hagemeyer Nederland organised various programmes for different target groups, including logistic management for warehouse staff, and sales performance and negotiation skills for account managers.
- Elektroskandia in Sweden initiated programmes on product management, management training, work-life balance, presentation techniques, and various IT training programmes.
- Elektroskandia in China organised seminars on finance for non-finance management team members and contract law, and training programmes for project management, customer service, leadership training for the management team and supervisors, purchase training, and English-language courses.
- At ABM in Spain, the total sales force of 600 employees participated in a business management programme, management and leadership training, branch management and sales force training.
- Within Hagemeyer UK, our various operating companies organised a number of training courses, including systems training, selling techniques, sales training, understanding profit and loss, margin development, industrial branch management, product training, introduction to business management, advanced business management and warehousing.
- Winterhalter + Fenner in Switzerland arranged various training courses on topics such as negotiating with suppliers, time management, personnel management, and training for outside sales people.
- The ACE business in Taiwan organised a communication workshop, and a sales skill and customer service training programme. All managers and key staff participated.

Management development programme

Besides functional training and management development programmes initiated in the operating companies, Hagemeyer has also created a new corporate management development programme focusing on key managers from around the Group. The 'Summit Programme' commences in April 2006 and has the following objectives:

- To create full commitment to achieving Hagemeyer's full potential;
- To increase the knowledge and skills of our key players; and
- To further facilitate benchmarking and exchange of best practices between our PPS operating companies around the world.

This programme consists of a combination of knowledge-sharing and project work and consists of six modules, each lasting three to four days, spread over two years. Sessions will be held in Europe and the USA. The first participants will be approximately 50 members of the Group's senior management. It is planned to start a second group in 2007.

Remuneration

As we aim to attract and retain the best people in our business, our remuneration is competitive. Salary levels are based on responsibilities. We also offer secondary employee benefits. Some managers qualify for the Short-Term Incentive (STI) scheme and / or the Long-Term Incentive (LTI) scheme. Hagemeyer has operated a stock option plan for key managers and head office staff for many years.

Employee satisfaction

Similarly to customer satisfaction, employee satisfaction is one of Hagemeyer's growth drivers. We have both formal and informal processes for measuring employee satisfaction. In a number of operating companies, formal employee satisfaction surveys are carried out every two years, and sometimes once a year.

Diversity

We focus on having the right person in the right position, based on the right qualifications, competencies and skills, regardless of age, sex, race, religion, disability or any other possible sources of discrimination. Our operating companies use a number of tools that ensure a diverse workforce. These include classroom or online training on workplace diversity. In the USA, we have adapted the Equal Employment Opportunity Statement from our Employee Handbook for use in recruitment advertising. In Canada, we adhere to industry targets laid down by the government Employment Equity Programme.

Supplier relations

We openly discuss our position and expectations regarding ethical practices with our suppliers and over time aim to involve suppliers more fully in discussions on the ethical component in our Business Principles. Our US colleagues meet with core suppliers to discuss the culture and principles of ethical behaviour inherent to integrity in doing business. In Australia, our operating companies focus on relationships with suppliers who work according to trade practice compliance on child labour, environmental management, and health and safety practice. Specifically, we look at the organisational processes put in place by suppliers to comply with our standards. In 2005, our Spanish operating company, ABM met with the top 15 suppliers. The aim was to communicate our ethical business practices and principles and discuss specifically suppliers' environmental and safety policies. Elektroskandia's operating company in China has incorporated a section on child labour in its Code of Conduct. This section is based on the UN Convention on the Rights of the Child. Elektroskandia China commits to discontinuing relationships with any party that persists in non-compliance with the Elektroskandia Child Labour Code.

Service

We believe that we will only achieve our business objectives by providing the highest levels of service to customers and suppliers. This means we are fully focused on service at all times; it is the cornerstone of Hagemeyer's approach to business.

Customer satisfaction

Hagemeyer's key business priority is excellent and profitable service. This means we focus on excellent service at all times. We monitor customer satisfaction systematically and regularly so that we can continuously improve service levels. We believe that measuring the service levels helps us retain customers' confidence in our ability to deliver top-quality service.

As part of our customer satisfaction focus, most of our operating companies have developed a systematic approach to responding to customer complaints, both in the PPS and the ACE business. Complaints are registered through a variety of channels. Besides registering and resolving customer complaints, some operating companies also monitor customer service levels, such as same day delivery, late lines, and service by promise date. Due to the nature of our business and variance between customers, an internal measure is difficult to formalise, but progress has been made on an individual customer basis.

Recognition

Our customer service has earned Hagemeyer a number of Supplier Awards.

- Hagemeyer Nederland was awarded the IMCC (Inventory Management Competence Centre) award for full supply chain optimisation in June 2005.
- Our Mexican operation received the Cementos Apasco supplier of the year award for 2005.
- In 2005, our ACE business in Asia received awards from Bally and La Prairie.

Sustainability

Our goal is to grow our business in a profitable and sustainable way. This means maintaining an appropriate balance between short- and long-term objectives without detriment to people or the planet.

Environment

Although our business is not focused on production and is not resource-intensive, we seek to minimise our impact on the environment. Besides complying with applicable regulations, as a priority we try to limit our use of resources.

Waste reduction and recycling

Operating companies are implementing or are actively using policies on waste reduction and separation and recycling. We target recycling of cardboard boxes, packaging material and paper, and dispose of items at eco-stations, such as toner cartridges, batteries, paint, fire extinguishers, light bulbs and computer / technology items. We re-use wherever possible high-quality packing materials. In some operating companies, we have brought in expert advice. In the UK, a waste broker has helped us improve waste management across Hagemeyer UK. Specifically, this focuses on identifying local recycling opportunities and reallocating waste that is currently sent to landfill for recycling. Both Newey & Eyre and WF Electrical have applied for licences to set up a customer recycling service.

Fuel consumption

Sound management of customer deliveries results in the use of fewer trucks and diminishing fuel consumption.

Several operations had their environmental system audited by ISO and / or other third parties and were awarded an ISO / EMAS certificate. Examples are Haagtechno BV (ISO 14001 in 2000), Elektroskandia Sweden (ISO / EMAS, 1998), Elektroskandia Finland (ISO 14001, 1997), Parker Merchanting, UK (ISO 14001, 2000).

Health and safety

Health and safety policies vary according to the type of activity, but all our policies focus on achieving zero-levels of accidents and incidents, and improving and raising the profile of our health and safety culture across the business.

We maintain records aimed at monitoring and decreasing unsafe or unhealthy practices. Our policies have a number of targets:

- Adhering to the rules and regulations laid down by local government;
- Conducting programmes to identify and eliminate potentially unsafe working conditions and practices;
- Training employees in health and safety practices;
- Developing and enforcing rules and enforcing adherence to them to ensure best health and safety practices;
- Providing the necessary personal protective equipment and the proper instruction for its use and care; and
- Investigating incidents and accidents to find and eliminate the root cause to prevent reoccurrence.



To secure a safe and healthy working environment, communication is of the utmost importance. Throughout Hagemeyer, we use training, visual materials and health and safety policies to inform employees. We carry out regular fire-prevention training, individual protection programmes, simulations, first-aid training and emergency plans and drills. For specific target groups, such as drivers and warehouse staff, we have injury prevention training.

We will continue to embed health and safety into the way we do our business. This process involves employees at every level in the Group.

Social responsibility

Hagemeyer wants to continue to contribute to the communities we are part of and wants to play a supportive role whenever possible. Initiatives are taken to support charities and those in need of help.

Apart from making donations, Hagemeyer encourages its employees to provide assistance through their personal efforts. During 2005 the main charity causes supported by means of donations were the Tsunami Relief and children's charities such as hospitals and educational facilities.

Looking ahead

In 2006, our aim is to further define our corporate sustainability goals and their practical application for the coming years. Through these goals, we will continue to embed and integrate sustainability into the business. This means we will:

- Set measurable goals and objectives, where possible and appropriate, on specific target issues; and
- Build on our relationship with stakeholders, especially suppliers and customers, to achieve progress on sustainability efforts.

Consolidated financial statements

92 Consolidated balance sheet as at December 31

94 Consolidated income statement for the year ended December 31

95 Consolidated statement of changes in equity for the year ended December 31

96 Consolidated cash flow statement for the year ended December 31

98 Notes to the consolidated financial statements

Consolidated balance sheet

as at December 31

(in € thousands)	Notes	2005	2004
Assets			
Non-current assets			
Goodwill	3	526,454	486,457
Other intangible assets	4	19,456	34,738
Property, plant and equipment	5	210,046	229,039
Investments in associates and joint ventures	6	13,939	12,368
Finance lease receivables	7	3,162	10,872
Other financial assets	8	13,997	20,188
Deferred tax assets	18	24,056	26,638
Retirement benefit asset	17	1,365	2,500
		812,475	**822,800**
Current assets			
Inventories	9	643,432	590,273
Trade receivables	10	935,373	838,871
Other receivables and prepayments	11	62,280	71,432
Cash and cash equivalents	12	85,542	113,915
		1,726,627	**1,614,491**
Asset classified as held for sale	13	1,751	-
		1,728,378	**1,614,491**
Total assets		**2,540,853**	**2,437,291**

See accompanying notes on pages 98 to 140

(in € thousands)	Notes	2005	2004
Equity and liabilities			
Equity attributable to equity holders	14	**730,951**	**649,369**
Minority interest		**-**	**1**
Total equity		**730,951**	**649,370**
Non-current liabilities			
Subordinated convertible bonds:			
Loan component	15	235,250	130,540
Option component	15	-	31,530
Provisions	16	70,544	87,036
Retirement benefit obligations	17	131,421	129,600
Bank debt	19	289,220	439,022
Finance lease obligations	20	108,103	119,884
Deferred tax liabilities	18	4,076	10,352
Other long-term liabilities		1,155	1,081
		839,769	**949,045**
Current liabilities			
Trade payables and other liabilities	21	912,562	784,820
Income tax liabilities		27,467	24,205
Provisions	16	24,254	27,163
Short-term debt and current portion of long-term debt		5,850	2,688
		970,133	**838,876**
Total equity and liabilities		**2,540,853**	**2,437,291**

See accompanying notes on pages 98 to 140

Consolidated income statement

for the year ended December 31

(in € thousands)	Notes	2005	2004
Net revenue	25	**5,594,616**	**5,426,745**
Cost of sales		(4,293,890)	(4,174,442)
Gross profit		**1,300,726**	**1,252,303**
Operating expenses	26	(1,267,316)	(1,320,252)
Other operating income / (expense)	27	9,751	50,401
Operating profit / (loss)		**43,161**	**(17,548)**
Share in results of associated companies and joint ventures	6	2,596	9,089
Financial expense – net	28	(91,317)	(106,043)
Profit / (loss) before taxes		**(45,560)**	**(114,502)**
Taxes	29	(12,432)	(26,052)
Net profit / (loss) for the period		**(57,992)**	**(140,554)**
Attributable to:			
Equity holders of the parent		(57,992)	(140,671)
Minority interest		-	117
Earnings per share (rounded to the nearest Euro cent)	30		
Basic for profit / (loss) for the year		(0.11)	(0.29)
Diluted for profit / (loss) for the year		(0.11)	(0.29)
Weighted average number of shares outstanding		516,174,375	477,531,131

See accompanying notes on pages 98 to 140

Consolidated statement of changes in equity

(in € thousands)	Share capital	Share premium	Other reserves	Retained earnings	Equity component conv. bond	Total	Minority interest	Total equity
	Attributable to equity holders							
Balance at January 1, 2004	**131,351**	**62,118**	**130**	**167,099**	**-**	**360,698**	**60**	**360,758**
Changes in equity for the period January 1, 2004 – December 31, 2004								
Exchange differences on translation foreign operations	-	-	(35,997)	-	-	(35,997)	(2)	(35,999)
Net income / (loss) recognised directly in equity	**-**	**-**	**(35,997)**	**-**	**-**	**(35,997)**	**(2)**	**(35,999)**
Profit / (loss) for the period	-	-	-	(140,671)	-	(140,671)	117	(140,554)
Total recognised income and expense for the period	**-**	**-**	**(35,997)**	**(140,671)**	**-**	**(176,668)**	**115**	**(176,553)**
Issue of share capital	487,958	-	-	-	-	487,958	-	487,958
Transaction costs	-	(23,269)	-	-	-	(23,269)	-	(23,269)
Share-based compensation plans	-	-	650	-	-	650	-	650
Dividends	-	-	-	-	-	-	(117)	(117)
Effect of divestment	-	-	-	-	-	-	(57)	(57)
Balance at December 31, 2004	**619,309**	**38,849**	**(35,217)**	**26,428**	**-**	**649,369**	**1**	**649,370**
Balance at January 1, 2005	**619,309**	**38,849**	**(35,217)**	**26,428**	**-**	**649,369**	**1**	**649,370**
Changes in equity for the period January 1, 2005 – December 31, 2005								
Exchange differences on translation foreign operations	-	-	48,227	-	-	48,227	-	48,227
Cash flow hedges: Net gains / (losses) on cash flow hedges	-	-	52	-	-	52	-	52
Net income / (loss) recognised directly in equity	**-**	**-**	**48,279**	**-**	**-**	**48,279**	**-**	**48,279**
Profit / (loss) for the period	-	-	-	(57,992)	-	(57,992)	-	(57,992)
Total recognised income and expense for the period	**-**	**-**	**48,279**	**(57,992)**	**-**	**(9,713)**	**-**	**(9,713)**
Share-based compensation plans	-	-	1,130	-	-	1,130	-	1,130
Issue of share capital to employees	120	71	(191)	-	-	-	-	-
Dividends	-	-	-	-	-	-	(1)	(1)
Equity element of convertible bonds	-	-	-	28,425	61,740	90,165	-	90,165
Balance at December 31, 2005	**619,429**	**38,920**	**14,001**	**(3,139)**	**61,740**	**730,951**	**-**	**730,951**

Consolidated cash flow statement

for the year ended December 31

(in € thousands)	2005	2004
Operating activities		
Operating profit / (loss)	43,161	(17,548)
Adjusted for:		
Depreciation and amortisation	46,002	52,151
Impairment losses	32,021	39,589
(Gain) / loss on disposal of property, plant and equipment	73	(3,341)
(Gain) / loss on disposal of subsidiaries	(8,204)	(47,285)
Increase / (decrease) in provisions	(10,662)	(10,678)
Other non-cash movements	10,177	(1,150)
Changes in working capital:		
Inventories	(27,771)	(3,943)
Receivables	(60,274)	(25,207)
Trade and other payables	86,148	65,155
Operating cash flow	**110,671**	**47,743**
Interest received	4,080	3,593
Dividends received from associates	66	3,700
Interest paid and similar charges	(74,128)	(87,092)
Income taxes paid	(7,628)	(11,500)
Net cash from / (used in) operating activities	**33,061**	**(43,556)**
Investing activities		
Purchase of property, plant and equipment	(28,033)	(19,779)
Proceeds from sale of property, plant and equipment	3,511	8,716
Purchase of intangible assets	(5,225)	(8,484)
Acquisitions of subsidiaries, net of cash acquired	413	(4,350)
Divestments of / (investments in) subsidiaries, participations and other investments	15,094	94,409
Other investments and changes in receivables - net	(683)	1,370
Net cash from / (used in) investing activities	**(14,923)**	**71,882**

(in € thousands)	2005	2004
Financing activities		
Proceeds from long-term loans and similar instruments	135,000	585,572
Repayments of long-term loans and similar instruments	(169,936)	(876,490)
Payments of obligations under finance leases	(16,305)	(12,164)
Proceeds from issue of shares	-	439,944
Dividends to minority interests	(1)	-
Increase / (decrease) in other non current liabilities	(247)	(138)
Increase / (decrease) in bank overdrafts	3,218	(233,896)
Net cash from / (used in) financing activities	**(48,271)**	**(97,172)**
Net increase / (decrease) in cash and cash equivalents	**(30,133)**	**(68,846)**
Change in cash and cash equivalents		
At January 1	113,915	198,530
Net increase / (decrease) in cash and cash equivalents	(30,133)	(68,846)
Currency translation effects	1,760	(15,769)
At December 31	**85,542**	**113,915**

Notes to the consolidated financial statements

1 General

Hagemeyer N.V. ('the Company or the Group') is a public limited liability company incorporated and domiciled at Rijksweg 69, 1411 GE Naarden, the Netherlands.
The consolidated financial statements, as prepared by the Board of Management, were authorised for issue by the Supervisory Board on February 27, 2006. The consolidated financial statements will be submitted for approval to the General Meeting of Shareholders, which will be held on April 28, 2006.

The principal activities of the Group are described in the Report of the Board of Management.

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 155 to 158 of this report.

2 Principal accounting policies

a. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU, effective as of December 31, 2005. These are the first consolidated financial statements under IFRS, and IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied. The disclosures required by IFRS 1 concerning the transition from accounting principles generally accepted in the Netherlands to IFRS are provided in note 38.

b. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except for derivatives and financial instruments, classified as held for trading or available for sale, which are stated at fair value.
Unless otherwise indicated, assets and liabilities are carried at their nominal value. Income and expenses are accounted for on an accrual basis.

c. Presentation currency

The consolidated financial statements are presented in Euros, rounded to the nearest thousand.

d. Basis of consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. and its subsidiaries as at December 31 each year. Subsidiaries are those companies over which the Company has control, defined as the power to govern the financial and operating policies so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, until the date of disposal when such control ceases.
The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All balances, transactions, income and expenses between Group companies are eliminated.
Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet.

e. Business combinations

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

f. Investments in associated companies and joint ventures

Associated companies are those in which the Group holds an interest and is able to exercise significant influence but does not have management control over the operations. Investments in associated companies are accounted for by the equity method of accounting except when classified as held for sale. Under this method, investments in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. The income statement reflects the share of the results on operations of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised.

Where a Group company transacts with an associate, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Losses of the associates in excess of the Group's interest in those associates are not recognised.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Participations in joint ventures are also accounted for by the equity method of accounting.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except when the Company is unable to secure payment of dividend. In such cases, the share in undistributed earnings is recorded in a legal reserve.

g. Foreign currencies

The presentation and functional currency of the Group is the Euro. Each entity in the Group determines its own functional currency. Transactions during the year denominated in foreign currencies are translated into respective local functional currencies at exchange rates approximating those prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates prevailing on the balance sheet date. Exchange differences arising are charged or credited to the income statement. Non-monetary assets and liabilities (measured in terms of historical cost) are translated at the exchange rate at the dates of the initial transactions.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

On consolidation, the income statements of foreign entities are translated into Euros at exchange rates approximating those prevailing at the time of the transactions.

The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euros at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a foreign currency translation reserve in equity. Such translation differences are recognised as income or expense upon disposal of the foreign entity.

Goodwill and other adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rate, prevailing at the balance sheet date.

h. Intangible assets

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and tested for impairment at least every half year, or more often if there is a triggering event. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

When the fair value of the Group's share of identifiable assets and liabilities exceeds the cost of acquisition (so-called 'negative goodwill'), the excess is recognised directly in profit or loss.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Dutch GAAP amounts subject to being tested for impairment at that date. Goodwill arising on acquisitions prior to January 1, 2000 was charged in full to retained earnings.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units. An impairment loss results when the recoverable amount of the cash-generating unit (group) to which the goodwill relates is less than the carrying amount. Such an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to the other assets pro-rata on the basis of the carrying amount of each asset in the unit.

Software

Expenditures concerning procured software licenses and the development of software are capitalised as intangible assets and amortised on a straight-line basis over their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of in-house developed software qualify for capitalisation. Indirect expenditures, as well as expenditures for research, implementation, training, and data migration are expensed when incurred.

Trademarks and trade names
The purchase cost of trademarks and trade names acquired separately is capitalised. If the assets are acquired in a business combination, they are initially measured at fair value on the date of acquisition. Subsequently, the assets are amortised on a straight-line basis over their estimated useful lives, not exceeding 10 years.

The amortisation periods of software and trade names are reviewed at least at each financial year-end. Changes in the expected useful life are accounted for by changing the amortisation period and treated as accounting estimates.

i. Property, plant and equipment
Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses if any. Property, plant and equipment not for operational use are carried at the lower of net book value or estimated net recoverable amount (see also note (j) on impairment).
Depreciation is calculated using the straight-line method to write off the cost of individual assets to their residual values over their estimated useful lives as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware	3 - 7 years
Leasehold improvements	expected useful life or, where shorter, the term of related lease.

Assets under financial lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term. Land is not depreciated.
The assets' residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. When a major repair or maintenance is performed, its cost is recognised in the carrying amount of property, plant and equipment as a replacement, if the recognition criteria are satisfied.
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset, and is immediately recognised in profit or loss.

j. Impairment of tangible and intangible assets, excluding goodwill
At each balance sheet date, the Company assesses whether there are indications that tangible or intangible assets (excluding goodwill) may be impaired. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell, and value in use.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

k. Assets classified as held for sale
Assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Assets classified as held for sale are not depreciated.

l. Non-current financial assets
Non-current financial assets consist mostly of receivables and loans with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains

and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.
The Company assesses at each balance sheet date whether receivables and loans are impaired. If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognised in profit or loss.

m. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in first-out method or the weighted average purchase price method. Cost comprises direct materials and all costs incurred to bring the inventories to their present location and condition net of discounts, rebates and bonuses. Net realisable value represents the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to be incurred in marketing, selling and distribution.

n. Trade and other receivables

Trade receivables are stated at nominal value less an allowance for uncollectible amounts, if there is objective evidence that the Group will not be able to collect the receivables. Trade receivables do not carry any interest.

o. Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and in hand, as well as short-term deposits with an original maturity of three months or less.
Incoming cheques in transit are included in trade receivables until deposited at banks, at which point they are transferred to cash. Outgoing cheques in transit are included in trade (or other) payables until cleared by the banks. This accounting policy is chosen because it synchronises the moment of recording cash on the incoming and outgoing side at concrete points in time, not subject to judgement as would be the case if estimates were made as to when other parties receive or issue the cheques. It also reflects operational reality in that creditor / customer financing is recognised as such until the moment that the transaction amounts are added to or deducted from the bank balances.

p. Subordinated convertible bonds

Convertible bonds are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt.
The difference between the proceeds of issue of the convertible bond and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is denominated the equity component. The 'equity component' was included in non-current liabilities because of the 'cash alternative election', until December 1, 2005 when the right to this 'cash alternative election' was waived. As a liability, the 'equity component' was marked to market, with movements recorded in profit and loss. On December 1, 2005, the full balance was transferred to equity – as a result, no further revaluations will occur.
Issue costs are apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component was charged directly to profit and loss. The portion relating to the liability component was capitalised and is amortised over the lifetime of the liability.
The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond.
This accounting policy has been applied from January 1, 2004.

q. Bank debt

Interest-bearing bank debt and overdrafts are initially recorded at the fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in net profit or loss when the liabilities are derecognised, as well as through the amortisation process. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

r. Provisions

Provisions are recognised for actual (legal or constructive) obligations, existing at the balance sheet date and arising from past events, for which it is probable that an outflow of resources embodying economic benefits will be required, which can be reasonably estimated. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. Where management expects some or all of the provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as an asset only if the reimbursement is virtually certain.

Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties upon the date of sale of the relevant products.

Provisions for restructuring are recognised when the Company has a detailed formal plan for the restructuring that has been communicated to affected parties.

s. Retirement benefit costs

The Company and its subsidiaries maintain pension plans covering the majority of their employees. Pension plans include defined benefit and defined contribution plans. Funding policies vary according to local practice and regulations, from fully funded arrangements to unfunded plans.

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to state-managed plans are dealt with as payments to defined contribution plans.

For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations carried out at each balance sheet date. Actuarial gains and losses are recognised as income and expense when the net cumulative unrecognised actuarial gains and losses exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at the previous balance sheet date. These gains and losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Past service cost is recognised immediately to the extent that the benefits are already vested; otherwise they are amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and past service cost, and as reduced by the fair value of plan assets out of which the obligations are to be settled directly. Any asset resulting from this calculation is limited to past service cost and unrecognised actuarial gains and losses, plus the present value of available refunds and reductions in future contributions to the plan.

t. Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Current tax receivables and payables for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

The tax rates and tax laws used are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes are recorded, using the liability method, for all temporary differences arising between the carrying values of assets and liabilities for financial purposes and the corresponding tax bases, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also included in equity.

Deferred tax assets, including those relating to the carry-forward of unused tax losses, are recognised to the extent it is probable that future taxable profits will be available against which the unused tax losses or deductible temporary differences can be utilised. The carrying amount is reviewed at each balance sheet date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the assets are realised or the liabilities settled, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions for doubtful debts, provisions for obsolete stock, provisions for restructuring and other, which are only deductible for tax purposes when the actual expenses are incurred, and tax losses carried forward.

u. Revenue recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.
Revenues from the sale of goods are recognised when the significant risks and rewards of ownership have passed to the buyer. Revenue from services rendered is recognised in proportion to the stage of completion of the transaction at the balance sheet date.
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.
Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

v. Borrowing costs

All borrowing costs are recognised as an expense when incurred.

w. Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to profit and loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also allocated over a straight-line basis over the lease term.

x. Share-based payments

The Company issues equity-settled share-based payments to certain employees and management. Equity-settled share-based payments are measured at fair value at the date on which they are granted. The fair value is expensed on a straight-line basis with a corresponding increase in equity over the vesting period (being the period in which the conditions are fulfilled and ending when the employees become fully entitled to the award), based on the company's estimate of shares that will eventually vest. Fair value is measured by use of the Black-Scholes option pricing model. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. This accounting policy has been applied from January 1, 2004.

y. Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.
Derivative financial instruments are recorded at fair value on the balance sheet. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments. Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise unless the instruments qualify for hedge accounting.

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment that is attributable to a particular risk and could affect profit or loss. Movements in the fair value of both the hedged items and the hedge instruments are recorded in profit or loss.

Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to particular risks associated with a recognised asset or liability or a highly probable forecast transaction and which could affect profit or loss. Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.
Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged interest expenses occur.
Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability, e.g. inventories.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.
The Group's financial risk management policies are set out in note 22.
This accounting policy has been applied from January 1, 2004.

z. Consolidated statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. Balance sheet and profit and loss items are adjusted for changes that have no influence upon receipts and payments during the year.
Cash and cash equivalents in the consolidated statement of cash flows comprise cash in hand, deposits held with banks, and investments in money market instruments.

Non-current assets

3 Goodwill

(in € thousands)	
Cost	
Balance at January 1, 2004	**608,078**
Acquired through acquisition subsidiary	426
Effect of movement in foreign exchange rates	(24,025)
Balance at December 31, 2004	**584,479**
Balance at January 1, 2005	**584,479**
Disposals	(2,120)
Effect of movement in foreign exchange rates	48,047
Balance at December 31, 2005	**630,406**
Amortisation and impairment losses	
Balance at January 1, 2004	**(102,025)**
Effect of movement in foreign exchange rates	4,003
Balance at December 31, 2004	**(98,022)**
Balance at January 1, 2005	**(98,022)**
Disposals	2,120
Effect of movement in foreign exchange rates	(8,050)
Balance at December 31, 2005	**(103,952)**
Carrying amounts	
At January 1, 2004	**506,053**
At December 31, 2004	**486,457**
At January 1, 2005	**486,457**
At December 31, 2005	**526,454**

Acquisition during the year

A bolt-on acquisition in Canada resulted in additional goodwill of € 426,000 in 2004.

Impairment testing of goodwill

With the introduction of IFRS, goodwill is no longer amortised since January 1, 2004. Instead, it was tested for impairment at each half year-end in 2004 and 2005. No indications or triggering events occurred to require more frequent testing.

The carrying amount of goodwill is allocated to the following cash-generating units (groups):

(in € thousands)	2005	2004
PPS North America	209,764	181,613
Hagemeyer Australia	118,169	108,974
A.B.M.	79,963	79,963
Hagemeyer UK	78,490	76,421
Hagemeyer Deutschland	33,677	33,677
Other	6,391	5,809
Total	**526,454**	**486,457**

The recoverable amount of the units is based on value in use calculations. Those calculations use cash flow projections based on the budget, approved by management, for the coming year, the forecasts for the next two years and an extrapolation for the following three years.
A pre-tax Weighted Average Cost of Capital (WACC) of 8% (2004: 9.4%) has been used to discount the projected cash flows.

The key assumptions on which the cash flow projections are based are as follows:

Budgeted gross margins, including the growth rates, and operating expenses are based on the budget, approved by management, for the coming year, the forecasts for the next two years and an extrapolation for the following three years. Per unit local market conditions are accounted for in determining the budgeted gross margins. The budgeted margins are founded on achieved margins in the year immediately before the budgeted years.

4 Other intangible assets

(in € thousands)	Software	Trademarks and trade names	Total
Cost			
Balance at January 1, 2004	**88,770**	**11,582**	**100,352**
Additions	8,484	-	8,484
Disposals	(41,923)	-	(41,923)
Transfer from property, plant and equipment	2,050	-	2,050
Effect of movement in foreign exchange rates	(607)	(18)	(625)
Balance at December 31, 2004	**56,774**	**11,564**	**68,338**
Balance at January 1, 2005	**56,774**	**11,564**	**68,338**
Additions	6,241	-	6,241
Disposals	(1,456)	(11,351)	(12,807)
Divestment	(319)	-	(319)
Transfer from property, plant and equipment	7,356	-	7,356
Effect of movement in foreign exchange rates	2,197	33	2,230
Balance at December 31, 2005	**70,793**	**246**	**71,039**
Amortisation and impairment losses			
Balance at January 1, 2004	**(20,875)**	**(4,832)**	**(25,707)**
Disposals	41,847	-	41,847
Amortisation	(9,412)	(844)	(10,256)
Impairment	(39,589)	-	(39,589)
Transfer from property, plant and equipment	(649)	-	(649)
Effect of movement in foreign exchange rates	736	18	754
Balance at December 31, 2004	**(27,942)**	**(5,658)**	**(33,600)**
Balance at January 1, 2005	**(27,942)**	**(5,658)**	**(33,600)**
Disposals	1,317	11,351	12,668
Divestment	297	-	297
Amortisation	(9,645)	-	(9,645)
Impairment	(11,671)	(5,906)	(17,577)
Transfer from property, plant and equipment	(2,665)	-	(2,665)
Effect of movement in foreign exchange rates	(1,028)	(33)	(1,061)
Balance at December 31, 2005	**(51,337)**	**(246)**	**(51,583)**
Carrying amounts			
At January 1, 2004	**67,895**	**6,750**	**74,645**
At December 31, 2004	**28,832**	**5,906**	**34,738**
At January 1, 2005	**28,832**	**5,906**	**34,738**
At December 31, 2005	**19,456**	**-**	**19,456**

In 2005, € 11,671,000 was recorded as an impairment loss on software. This relates to the write-off, in full, of capitalised expenses of IT infrastructure upon renewal of the service provider contract in the UK.

In 2004, € 39,589,000 was recorded as an impairment loss on the ERP software. This related to the write-off, in full, of non allocated capitalised expenses relating to Hagemeyer's ERP system GHS. These capitalised expenses would be allocated to operating companies as and when they implemented GHS. However, as it is unlikely that there will be a further roll-out of GHS, it has been decided to write off the remaining unallocated capitalised GHS expenses. The impairment loss is included in operating expenses.

In 2005, an impairment loss of € 5,906,000 was taken on trade names. The use of the trade name concerned is now limited; it no longer generates sufficient cash flows to justify the carrying value.

The remaining estimated useful life of the software is approximately 4-5 years.

5 Property, plant and equipment

(in € thousands)	Land and buildings	Plant and machinery	Office and computer equipment	Other operating fixed assets	Total
2004					
Net book value at January 1	**149,644**	**46,151**	**49,711**	**12,630**	**258,136**
Acquisition of subsidiaries	36	81	204	25	346
Assets included in divested subsidiaries	(1,644)	(59)	(780)	(54)	(2,537)
Effect of movement in foreign exchange rates	(1,548)	(372)	(742)	(83)	(2,745)
Additions	5,905	11,424	7,162	3,314	27,805
Disposals	(4,340)	(475)	(2,922)	(689)	(8,426)
Depreciation charge for the year	(11,344)	(10,871)	(15,134)	(4,841)	(42,190)
Reclassifications and transfers to other balance sheet accounts	(44)	(1,424)	183	(65)	(1,350)
Net book value at December 31	**136,665**	**44,455**	**37,682**	**10,237**	**229,039**
Cost	186,650	127,289	152,163	30,571	496,673
Accumulated depreciation and impairments	(49,985)	(82,834)	(114,481)	(20,334)	(267,634)
Net carrying amount at December 31	**136,665**	**44,455**	**37,682**	**10,237**	**229,039**
2005					
Net book value at January 1	**136,665**	**44,455**	**37,682**	**10,237**	**229,039**
Assets included in divested subsidiaries	-	(195)	(424)	-	(619)
Effect of movement in foreign exchange rates	4,069	1,748	1,800	440	8,057
Additions	4,137	9,020	9,367	11,935	34,459
Disposals	(1,170)	(1,185)	(1,361)	(676)	(4,392)
Depreciation charge for the year	(10,220)	(10,383)	(11,474)	(4,280)	(36,357)
Impairment loss	(5,675)	(3,645)	(5,123)	(1)	(14,444)
Reclassification to asset held for sale	(1,751)	-	-	-	(1,751)
Reclassifications and transfers to other balance sheet accounts	(1,184)	875	(2,733)	(904)	(3,946)
Net book value at December 31	**124,871**	**40,690**	**27,734**	**16,751**	**210,046**
Cost	187,671	126,875	140,688	33,689	488,923
Accumulated depreciation and impairments	(62,800)	(86,185)	(112,954)	(16,938)	(278,877)
Net carrying amount at December 31	**124,871**	**40,690**	**27,734**	**16,751**	**210,046**
At 1 January, 2004					
Cost	195,362	123,202	176,755	33,333	528,652
Accumulated depreciation and impairments	(45,718)	(77,051)	(127,044)	(20,703)	(270,516)
Net carrying amount at January 1, 2004	**149,644**	**46,151**	**49,711**	**12,630**	**258,136**

The impairment losses in 2005 relate to the Runcorn distribution centre and arose in connection with the restructuring in the UK. There were no other indications of impairment to require impairment tests to be carried out. Based on the annual review, no significant changes were necessary to the estimated useful lives of property, plant and equipment.

The carrying amount of the Group's property, plant and equipment held under finance leases can be split as follows:

(in € thousands)	**2005**	2004
Land and buildings	57,599	62,215
Plant and machinery	7,310	5,824
Office and computer equipment	6,294	8,800
Other operating fixed assets	6,135	3,842
	77,338	**80,681**

The fair value of land and buildings has been estimated at € 147 million (2004: € 156 million), or € 22 million above book value. Additions to property, plant and equipment during the year, amounting to € 5.7 million (2004: € 6.3 million), were financed by finance leases.

Property, plant and equipment in the USA with a carrying amount of € 25 million (2004: € 24 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

6 Investments in associates and joint ventures

Summarised financial information in respect of the Group's principal associates and joint ventures is set out below:

(in € thousands)	**2005**	2004
Total assets	79,012	73,652
Total liabilities	(59,609)	(54,384)
Net assets	**19,403**	**19,268**
Group's share of associates' net assets	9,452	8,458
Goodwill on associates	4,487	3,910
Carrying value investment in associates	**13,939**	**12,368**
Revenues	207,458	1,884,207
Profit for the period	7,271	25,751
Group's share of associates' profit for the period	**2,596**	**9,089**

The Group holds the following significant investments in associates and joint ventures:

EL-Centrum S.A. (Poland)	50%
Bally Hong Kong Ltd. (China)	25%
GPX Inc. (USA)	15%
Lion-Vallen Ltd. (USA)	10%

None of the associates are listed on public exchanges.

Losses relating to one of the associates of € 0.5 million in 2005 (2004: € 0.6 million) and € 1.1 million in total (2004: € 0.6 million) have not been recognised; the Group has no obligation with respect to these losses.
Interests in associates in the USA with a carrying amount of € 2 million (2004: € 1 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

7 Finance lease receivables

(in € thousands)	Minimum lease payments 2005	2004	Present value of minimum lease payments 2005	2004
Amounts receivable under finance leases:				
Due within one year	1,360	4,106	960	2,856
Due between one and five years	3,487	12,297	2,712	9,872
Due after five years	500	1,075	450	1,000
	5,347	**17,478**	**4,122**	**13,728**
Less: unearned finance income	(1,225)	(3,750)		
Present value of minimum finance lease payments receivable	**4,122**	**13,728**		
Analysed as:				
Non-current finance lease receivables (recoverable after 12 months)			3,162	10,872
Current finance lease receivables (recoverable within 12 months)			960	2,856
			4,122	**13,728**

One of the Group companies has sold most of its finance leases to a third party in 2005. Some finance leasing arrangements for electronic equipment remain.
The maximum term of the remaining finance leases entered into is six years and the average term is approximately three years. Unguaranteed residual values of assets leased under these finance leases at the balance sheet date are estimated at € 0.3 million (2004: € 0.9 million). The interest rate inherent in the leases is fixed at the contract date for all of the lease term. The average effective interest rate contracted approximates 10.0% (2004: 10.9%) per annum. The fair value of the Group's finance lease receivables at December 31, 2005 does not significantly differ from the carrying value based on discounting the estimated cash flows at market rate.
An allowance has been made for estimated uncollectible amounts of € 0.3 million. This allowance has been determined by reference to past default experience.
A loss of € 0.1 million was recognised during the year. This is included in finance costs.
Contingent rent consisted of a price indexation of 1.9% of the lease payments on retained contracts from March 2005 onwards and is included in revenues.

8 Other financial assets (non-current)

Other financial assets consist for the most part of long-term receivables due from third parties in respect of deferred proceeds of disposals and other long-term receivables or prepayments.

As at December 31, 2005, other long-term receivables include € 3.0 million (2004: € 9.1 million) in respect of the anticipated insurance coverage for silicosis and asbestos claims in the USA (see also note 16).

Included in other financial assets is a subordinated loan to one of the Group's associates of € 8.4 million (2004: € 7.2 million, movement due to change in exchange rate). A provision of € 6.3 million (2004: € 3.6 million) has been booked for this loan.

Long-term receivables in the USA with a carrying amount of € 4 million (2004: € 10 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

Current assets

9 Inventories

(in € thousands)	2005	2004
Finished goods	643,432	590,273
Inventories have been stated net of a provision, to reduce cost to estimated realisable	56,039	48,974

The amount of write-down of inventories to net realisable value recognised as an expense is € 13.9 million (2004: € 7.4 million). This expense is included in the cost of sales.

Inventories in the USA with a carrying amount of € 152 million (2004: € 127 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

10 Trade receivables

(in € thousands)	2005	2004
Trade receivables	935,373	838,871
Trade receivables have been stated net of an allowance for doubtful debts, of	28,377	29,535

Trade receivables are non-interest bearing and generally on 30-90 days' terms. Included in trade receivables are € 9.2 million (2004: € 8.6 million) of cheques in transit and un-cleared deposits.
The provision for doubtful debts has been determined by reference to past default experience. A loss of € 12.1 million (2004: € 5.3 million) was recognised during the year on estimated irrecoverable trade receivables. This is included in selling expenses.

Trade receivables in the USA with a carrying amount of € 162 million (2004: € 115 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

The carrying amount of trade and other receivables approximates their fair value.

11 Other receivables and prepayments

(in € thousands)	2005	2004
Other receivables	23,243	19,227
Income tax receivables	10,581	20,017
Current finance lease receivables	960	2,856
Currency derivatives receivable	3,252	3,320
Prepayments	24,244	26,012
	62,280	**71,432**

Other receivables and prepayments are non-interest bearing and due within one year.

Other receivables in the USA with a carrying amount of € 4 million (2004: € 4 million) have been pledged as security for certain of the Company's long-term debt. See note 19 for further details.

12 Cash and cash equivalents

(in € thousands)	2005	2004
Cash at bank and in hand	74,416	89,788
Short-term deposits	11,126	24,127
	85,542	**113,915**

Short-term deposits are made for varying periods not exceeding three months. The carrying amount approximates the fair value.

A maximum of € 25 million (2004: € 25 million) can be retained on bank accounts that are not pledged to secure the Company's long-term debt. See note 19 for further details.

13 Asset classified as held for sale

As a consequence of restructuring, a building in Lelystad, the Netherlands, is available for sale at December 31, 2005. The proceeds are expected to exceed the net carrying amount of € 1,751,000 of the building. Accordingly, no impairment loss has been recognised on the classification of this asset as held for sale.

Equity and liabilities

14 Equity attributable to equity holders

The Company's share capital is denominated in Euros. The authorised share capital amounts to € 810 million, divided into 675 million ordinary shares with a nominal value of € 1.20 each.

In 2005, 100,000 shares were issued. As a result, the paid up and called up ordinary share capital increased by € 120,000 and the share premium reserve increased by € 71,000. The share premium reserve of € 38,920,000 is, under existing tax legislation, distributable in shares free of Dutch income taxes.

In 2004, the share capital increased by € 464,689,000, net of expenses.

Changes in the number of ordinary shares issued

(in thousands)	2005	2004
Issued January 1	516,091	109,459
Shares issued during the year	100	406,632
Shares issued at year-end	**516,191**	**516,091**

Reserve share-based compensation

(in € thousands)	2005	2004
At January 1	780	130
Recognition of share-based payments	1,130	650
Shares issued at premium	(191)	-
At December 31	**1,719**	**780**

Further details can be found in note 32.

Equity component convertible bond

(in € thousands)	2005	2004
At January 1	-	-
Reclassification of equity component of convertible bond	61,740	-
At December 31	**61,740**	**-**

This reserve represents the option component of the subordinated convertible bonds reclassified to equity after the right to 'cash-alternative' election was waived. See note 15 for further details.

Foreign currency translation reserve

(in € thousands)	2005	2004
At January 1	(35,997)	-
Effect of movements in foreign exchange rates	48,227	(35,997)
At December 31	**12,230**	**(35,997)**

Hedging reserve

(in € thousands)	2005	2004
At January 1	-	-
Increase in fair value of cash flow hedging derivatives	52	-
At December 31	**52**	**-**

See note 22 for details of cash flow hedges.

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax credit of € 0 (2004: tax credit of € 0.2 million).

15 Subordinated convertible bonds

In February 2004, the Company issued subordinated convertible bonds amounting to € 150 million with a maturity of 5 years. The bonds bear interest at 5.75%. The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of € 2.04 per bond at any time between the date of issue of the bonds and their settlement date. The final maturity date of the bonds is February 5, 2009.

In March 2005, the Company issued subordinated convertible bonds amounting to € 135 million with a maturity date of 7 years. The bonds bear interest at 3.5%. The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of € 2.83 per bond at any time between the date of issue of the bonds and their settlement date. The final maturity date of the bonds is March 30, 2012.

The net proceeds received from the issue of the convertible bonds have been split up between the liability element and an option component, representing the fair value of the embedded option to convert the liability into equity of the Company as follows:

(in € thousands)	2005	2004
Balance at January 1	**130,540**	-
Nominal value of convertible bonds issued	135,000	150,000
Equity component at issuance	(38,340)	(23,400)
Liability component at date of issue	**96,660**	**126,600**
Interest accrued	8,050	3,940
Liability component at December 31	**235,250**	**130,540**
Fair value of option component in liabilities at December 31	-	31,530

The option component was included in non-current liabilities because of the 'cash alternative election' option as worded in the applicable trust deeds, until December 1, 2005 when the right to this 'cash alternative election' was waived. This 'cash alternative election' implied the right to pay out cash instead of issuing shares when the bondholders request conversion. As a consequence of the classification as a liability, the option component was valued at fair value with movements going through profit or loss. The increase in fair value since issuance amounted to € 28.4 million per December 1, 2005 (2004: € 8.1 million). The fair value of the liability component at the issuance date was calculated using a market interest rate for an equivalent non-convertible bond. Until December 1, 2005, the value of the option component was determined as the difference between the total market value of the convertible bonds minus the market value of the liability component at reporting date. The market value of the liability component was calculated by discounting the cash flows (interest and principal) of the subordinated convertibles using an equivalent market interest rate of that reporting date.

As of December 1, 2005, the revalued option component of € 90.2 million is reclassified from liabilities to shareholders' equity. As a component of equity, it will no longer be revalued and there will be no further impact to the income statement. The reclassification to equity is allocated as follows:

(in € thousands)	
Retained earnings (the revaluation impact from 2004 and 2005)	28,425
Separate component of equity	61,740
Total	**90,165**

Based on market rates, the fair value of the convertible bond at December 31, 2005 is approximately € 210 million for the € 150 million bond (issued in 2004) and € 151 million for the € 135 million bond (issued in 2005) (2004: € 167.6 million for the € 150 million bond). The effective interest rate of the bonds is 9.3% in 2005 and 9.9% in 2004, based on the interest expenses in the income statement, as related to the debt components of the convertible bonds.

16 Provisions

(in € thousands)	Reorganisation and restructuring	Warranties	Product liability	Other	Total 2005	Total 2004
At January 1	**26,783**	**4,441**	**29,575**	**53,400**	**114,199**	**152,005**
Provisions of divested subsidiaries	-	(163)	-	(266)	(429)	(2,237)
Acquisitions of subsidiaries	-	-	-	-	-	365
Transfers	80	-	750	(497)	333	587
Effect of movements in foreign exchange rates	1,371	265	4,565	1,174	7,375	(5,181)
Amounts charged to the income statement	16,482	9,278	814	6,624	33,198	22,696
Amounts utilised	(17,480)	(7,471)	(2,130)	(7,270)	(34,351)	(40,973)
Accrued interest	263	-	1,962	-	2,225	1,558
Amounts released to the income statement	(2,969)	(254)	(16,799)	(7,730)	(27,752)	(14,621)
At December 31	**24,530**	**6,096**	**18,737**	**45,435**	**94,798**	**114,199**
Current	9,476	4,917	3,215	6,646	24,254	27,163
Non-current	15,054	1,179	15,522	38,789	70,544	87,036

Reorganisation and restructuring

This provision will cover costs relating to the reorganisation of the PPS division and includes amounts for exiting surplus properties, rationalisation of the branch network, as well as amounts for severance.

The amount utilised from the restructuring and reorganisation provision during 2005 includes € 8.6 million relating to further restructuring of the PPS division. Amounts utilised during 2005 also include € 8.8 million for costs related to discontinuation or restructuring of non-core activities.

The non-current portion of the provision consists mostly of provisions for the net obligations of non-cancellable leases for facilities that are no longer in use. The book value of these provisions is € 17 million (2004 € 11 million). Due to the nature of these obligations, it is expected that the majority of these provisions will be utilised within ten years of the balance sheet date. The actual or reasonably to be expected sublease income on these facilities is taken into account when calculating the obligations.

Warranties

The warranty provision represents management's best estimate of the Group's liability under warranties granted on its products, based on past experience and industry averages for defective products. All is expected to be utilised within two years of the balance sheet date.

Product liability claims – silicosis and asbestos

Two of our subsidiaries in the United States have been named as defendants in approximately 19,221 silicosis-related claims in various states, the large majority of which are filed in Mississippi and Texas. The plaintiffs in these cases mostly have been or are working in the energy (notably petrochemical), construction, foundry, and manufacturing industries, where sand is either used or is a by-product of sandblasting, drilling, and grinding and for the making of moulds and cores in foundry operations. These plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis, and that a subsidiary of ours distributed respiratory protective products (such as dust masks, respirators and air-fed hoods) that were not adequate to prevent plaintiffs from developing such silica-related diseases or silicosis, and / or that Hagemeyer's subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of Hagemeyer's subsidiaries manufactured a government-approved sandblasting hood that has been alleged to be defective, and that our subsidiary failed to give adequate warnings.

The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products, as well as manufacturers and distributors of respiratory protective products. Although one of our subsidiaries continues to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid- to late 1980s.

These subsidiaries are also defendants in approximately 691 asbestos claims filed in Michigan, Mississippi and Texas, down from approximately 1,000 in 2004. Plaintiffs in these cases are, for the most part, workers in the automotive, construction, and manufacturing industries who allegedly developed an asbestos-related disease, which they claim is due, in part, to exposure to products containing asbestos allegedly manufactured or sold by one of our subsidiaries.

Our costs in connection with these claims are difficult to estimate because the outcome of, or trends in, this type of litigation (and therefore our range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the number or size of claims or settlements, the number of financially viable responsible parties, and the potential impact of any pending or future silicosis / asbestos-related litigation or the impact of any toxic tort reform legislation regarding asbestos claims and / or silicosis claims. Subject to these assumptions and uncertainties, however, the average cost of these silicosis and asbestos claims for claims resolved, including litigation and settlement costs, is approximately USD 543 per claim in 2004 and USD 231 in 2005, before insurance coverage.

As at December 31, 2005, Hagemeyer's USA subsidiaries have established a provision for these claims of € 18.7 million (2004: € 29.6 million) to cover what we recognise as potential future silicosis- and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The anticipated insurance coverage of € 3.0 million (2004: € 9.1 million) is recorded separately as other long-term receivable within other financial assets (see also note 8).

Other

The category 'other' consists of several provisions for a variety of risks including legal and tax risks. All are expected to be utilised within five years.

Amounts released to the income statement during the year represent excess provisions that were formed in prior years.

17 Retirement benefit plans

Defined contribution plans

The Group maintains defined contribution plans for qualifying employees of its subsidiaries in Australia, Canada, Sweden, the United Kingdom and the United States. The assets of the plans are held separately from those of the Group in funds under the control of trustees or by insurance companies. In Finland and the Netherlands employees participate in a statutory plan. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit plans to fund the benefits. The only obligation of the Group with respect to the retirement benefit plans is to make the specified contributions.

The total expense recognised in the income statement of € 13,254,000 (2004: € 19,538,000) represents contributions payable to these plans by the Group at rates specified in the rules of the plans.

Defined benefit plans

The Group maintains defined benefit plans for qualifying employees of its subsidiaries in Australia (closed average earnings retirement plan, held separately under the control of trustees), Germany (closed average earnings retirement plan, book reserved), the Netherlands (average earnings retirement plans, held separately under the control of trustees), Norway (statutory final salary retirement plan, insured), Sweden (statutory final salary retirement plan, partly book reserved and partly insured) and Switzerland (average earnings retirement plans, held separately under the control of trustees) and previously for qualifying employees of its subsidiaries in the United Kingdom (final salary retirement plans, held separately under the control of trustees) and the United States (retirement medical plan, book reserved).
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out at December 31, 2005 by qualified actuaries. The present value of the defined benefit obligations, and the related current service costs and past service costs, were measured using the projected unit credit method.

The following tables summarise the components of the net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet, as well as the principal assumptions applied.

The principal assumptions used for the purpose of the actuarial valuation are as follows:

(in %)	Eurozone		UK		Other countries	
	2005	2004	**2005**	2004	**2005**	2004
Discount rate	3.9	4.4	4.8	5.3	2.5 - 5.5	3.0 - 6.5
Expected return (bonds)	3.5	4.0	4.2	4.6	-	-
Expected return (equities)	6.5	7.0	7.2	7.6	-	-
Expected return (other)	3.9	4.4	-	-	3.0 - 7.1	3.0 - 6.5
Expected (real) salary increases	0.0 - 3.0	0.0 - 3.0	-	-	0.0 - 4.0	0.0 - 4.0
Expected pension increases	1.9 - 2.0	1.8 - 2.0	2.1 - 3.8	2.1 - 3.6	1.0 - 11.0	1.0 - 11.5
Inflation assumption	2.0	2.0	2.8	2.8	0.0 - 2.5	0.0 - 2.5

The expected return on bonds assumes investment in low-risk insurance contracts or government bonds, with a yield to maturity depending on the maturity of the bonds invested in. This yield can generally be derived directly from the financial markets. The expected return on equities is determined by adding an allowance for equity out-performance (the equity risk premium) to the market yield on low-risk government bonds of 3%. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plans' portfolios.

In accordance with IAS 19, paragraph 92, actuarial gains and losses are recognised only to the extent that they exceed the greater of 10% of the present value of the obligations or the fair value of plan assets. The excess amount is spread over the remaining working lives of the active employees and recognised as income.

The amount recognised in the balance sheet in respect of the Group's defined benefit retirement plans is as follows:

(in € thousands)	**2005**	2004
Fair value of plan assets	558,231	498,402
Present value of funded liabilities	(690,753)	(627,051)
Present value of unfunded liabilities	(3,072)	(3,891)
Funded status	**(135,594)**	**(132,540)**
Unrecognised actuarial (gain) / loss	5,538	5,440
At December, 31	**(130,056)**	**(127,100)**
Net liability recognised	(131,421)	(129,600)
Net asset recognised	1,365	2,500

Amounts recognised in profit or loss in respect of the defined benefit plans are as follows:

(in € thousands)	2005	2004
Current service cost	6,941	7,366
Interest on obligation	30,075	29,886
Expected return on plan assets	(28,159)	(28,204)
Curtailment / settlement	-	(430)
Actuarial (gain) / loss	4,009	-
Past service cost	250	-
Total	**13,116**	**8,618**

The charge for the year is included as pension premiums in the staff expenses in the income statement.

The actual return on plan assets was € 67,092,000 (2004: € 39,462,000).

Changes in the present value of the defined benefit obligations are as follows:

(in € thousands)	2005	2004
Opening defined benefit obligation	630,942	585,424
Service cost	6,941	7,366
Expected employee contributions	1,202	1,010
Interest on obligation	30,075	29,886
Curtailment / settlement	1,420	(430)
Benefits paid	(23,539)	(23,813)
Actuarial (gain) / loss	43,264	31,648
Exchange rate (gain) / loss	3,520	(149)
Closing defined benefit obligation	**693,825**	**630,942**

Changes in the fair value of plan assets are as follows:

(in € thousands)	2005	2004
Opening fair value of plan assets	498,402	469,707
Expected return on plan assets	28,159	28,204
Actual contributions	12,776	13,414
Benefits paid	(23,539)	(23,813)
Settlement	(1,671)	-
Actuarial gain / (loss)	38,933	11,258
Exchange rate gain / (loss)	5,171	(368)
Closing fair value of plan assets	**558,231**	**498,402**
Of which:		
Bonds	229,824	237,043
Equities	261,993	212,693
Other	66,414	48,666

The plan assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by, the Group.

In accordance with IFRS 1, disclosures with respect to the history of the plans are determined prospectively from the 2004 reporting period.

The Group expects to contribute approximately € 9.0 million to its defined benefit plans in 2006.

18 Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

2004 Deferred tax assets

(in € thousands)	At January 1, 2004	Exchange differences	(Charge) / release to income statement	Transfer to deferred tax liabilities	Transfer to current tax liabilities	Change in tax rate (to income statement)	At December 31, 2004
Reorganisation and restructuring provisions	518	(10)	(458)	-	-	-	50
Other provisions	3,029	(115)	(2,773)	-	-	-	141
Tax loss carry forwards	19,215	(530)	(2,568)	-	(2,577)	-	13,540
Deductible temporary differences on accounts receivable and inventory provisions	13,359	(352)	(10,908)	-	-	-	2,099
Other deductible temporary differences	13,315	(123)	(2,401)	(1,607)	1,624	-	10,808
Total	**49,436**	**(1,130)**	**(19,108)**	**(1,607)**	**(953)**	**-**	**26,638**

2004 Deferred tax liabilities

(in € thousands)	At January 1, 2004	Exchange differences	Charge / (release) to income statement	Transfer to deferred tax assets	Transfer from current tax liabilities	Change in tax rate (to income statement)	At December 31, 2004
Taxable temporary differences on accounts receivable and inventory valuation	3,866	(220)	1,254	214	-	-	5,114
Other taxable temporary differences	5,517	(39)	(467)	(1,821)	2,048	-	5,238
Total	**9,383**	**(259)**	**787**	**(1,607)**	**2,048**	**-**	**10,352**

2005 Deferred tax assets

(in € thousands)	At January 1, 2005	Exchange differences	(Charge) / release to income statement	Transfer to deferred tax liabilities	Transfer to current tax liabilities	Change in tax rate (to income statement)	**At December 31, 2005**
Reorganisation and restructuring provisions	50	1	(23)	-	-	(2)	26
Other provisions	141	10	27	5	-	(6)	177
Tax loss carry forwards	13,540	915	1,248	(1)	-	-	15,702
Deductible temporary differences on accounts receivable and inventory provisions	2,099	172	(8)	(61)	-	-	2,202
Other deductible temporary differences	10,808	(5)	(1,520)	(3,304)	-	(30)	5,949
Total	**26,638**	**1,093**	**(276)**	**(3,361)**	**-**	**(38)**	**24,056**

2005 Deferred tax liabilities

(in € thousands)	At January 1, 2005	Exchange differences	Charge / (release) to income statement	Transfer to deferred tax assets	Transfer from current tax liabilities	Change in tax rate (to income statement)	**At December 31, 2005**
Taxable temporary differences on accounts receivable and inventory valuation	5,114	972	(2,771)	-	-	(156)	3,159
Other taxable temporary differences	5,238	(308)	(647)	(3,361)	-	(5)	917
Total	**10,352**	**664**	**(3,418)**	**(3,361)**	**-**	**(161)**	**4,076**

At the balance sheet date, the Group has unused tax losses of € 810 million (2004: € 761 million) available for offset against future taxable income. A deferred tax asset of € 15.7 million (2004: € 13.5 million) is recognised in respect of € 48 million (2004: € 41 million) of such losses as, based on the forecasts for the entities concerned, future profits are expected to be available to offset the losses within the foreseeable future. No deferred tax asset is recognised in respect of the remaining € 762 million (2004: € 720 million). Of the total tax losses available, € 718 million may be carried forward indefinitely.

Approximately € 3 million of the net deferred tax assets are expected to be utilised within one year.

In 2004, the Group's tax charge of € 26.1 million includes a deferred tax charge of € 19.9 million following a review of the Group's deferred tax position in the light of limitations on the use of certain tax attributes.

19 Bank debt

(in € thousands)	**2005**	2004
Amounts due under long-term credit facilities	285,661	435,044
Bank loans	3,935	4,411
	289,596	**439,455**
Less: amounts repayable within one year	(376)	(433)
	289,220	**439,022**

As per December 31, 2005 the following financing facilities are available to the Company:

- A € 492.5 million Multi-Currency Revolving Credit Facility, with a maturity date of February 5, 2008; and
- A € 113.2 million Letter of Credit Facility, with a maturity date of February 5, 2008.

The interest spread is dependent on the ratio Net Senior Debt / EBITDA before exceptional items.
The average interest rate in 2005 for the Group was 6.9%.
The carrying amount of the Group's long-term debt approximates its fair value as almost all of the debt bears interest based on a quoted index.
In connection with these facilities, security has been granted over shares of virtually all of Hagemeyer's material group companies, all of Hagemeyer's material intercompany loans and virtually all bank accounts as well as pledges over inventory, trade receivables and certain other assets of the Group in the United States.
Each of the facilities is subject to cross-guarantees by certain members of the Group and is guaranteed by Hagemeyer N.V.
The facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the facilities, cancel all commitments and to take all other actions allowed to be taken by a secured creditor.
The facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and investments.
In 2005, Hagemeyer was in compliance with the covenants under the financing facilities.
In February 2006, Hagemeyer agreed with its lenders to change the Net Senior Debt / EBITDA before exceptional items covenant from a declining to a fixed ratio of 2.50:1.00 during the remaining term of the facilities.
Hagemeyer has to meet an Interest Cover Ratio based on EBITDA before exceptional items to total net interest expense, which should not be less than 1.90:1.00 as of December 31, 2005, and increasing on a sliding scale to 4.40:1.00 from March 31, 2007 onwards.
Hagemeyer is not permitted to pay dividends unless the Interest Cover Ratio before exceptional items is at least 5.00:1.00 and the Net Senior Debt / EBITDA before exceptional items ratio is not greater than 2.50:1.00.

Hagemeyer is required to meet a Guarantee Cover Ratio as follows:
The aggregate tangible assets of subsidiaries that are guarantors under the facilities must not fall below 80% of the Group-wide consolidated tangible assets, and the aggregate EBITDA before exceptional items of such guarantors must not fall below 75% of the Group-wide consolidated EBITDA before exceptional items.
This ratio is tested on a quarterly basis.
The borrowers under the facilities are subject to limits on the amounts that may be borrowed and outstanding under the facilities at any time, based on net working capital thresholds.
Subject to certain exceptions, all proceeds that Hagemeyer receives from disposals, insurance, and debt or equity capital markets transactions are allocated to mandatory pre-payment of the facilities.
For the purpose of determining compliance with the above financial covenants, the following definitions are used:

EBITDA	Earnings before interest, tax, depreciation and amortisation of intangible assets.
Net senior debt	Cash amounts drawn under Group and/or local senior facilities, minus freely available cash investments a nd cash balances.
Exceptional items	Exceptional items as used in the Company's audited consolidated annual financial statements (including any notes thereto) for its financial year ending December 31, 2004 to the extent that any such exceptional items are included in operating profit. Our 2004 Dutch GAAP financial statements defined exceptional items as: 'income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof.'

20 Finance lease obligations

The Group leases various office and warehousing facilities. The average lease term approximates 12 years. These leases have terms of renewal and escalation clauses. For the year ended December 31, 2005, the average effective borrowing rate was 7.2% (2004: 7.7%), based on actual interest expense in the income statement. The majority of leases are on a fixed repayment basis. Interest rates are fixed at the contract dates and thus expose the Group to fair value interest rate risk.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments		Present value of minimum lease payments	
(in € thousands)	2005	2004	2005	2004
Amounts payable under finance leases				
Due within one year	23,195	23,251	16,220	14,129
Due between one and five years	65,388	72,383	40,116	44,441
Due after five years	103,426	115,121	67,987	75,443
	192,009	**210,755**	**124,323**	**134,013**
Less: future finance charges	(67,686)	(76,742)		
Present value of lease obligations	**124,323**	**134,013**		
Analysed as:				
Non-current finance lease obligation (payable after 12 months)			108,103	119,884
Current finance lease obligation (payable within 12 months)			16,220	14,129
			124,323	**134,013**

The lease obligations are denominated in the following currencies (in € thousands):

Euro	51,924
SEK	21,989
GBP	47,213
USD	1,955
Various	1,242
Total	**124,323**

The Group's obligations under finance leases are secured by the leased assets.
The fair value of the Group's finance lease obligations at December 31, 2005 is estimated to approximate € 140 million, based on discounting the estimated future cash flows at 5.5%, the company's estimated average borrowing rate for 2006.

21 Trade payables and other liabilities

(in € thousands)	2005	2004
Trade creditors	680,910	577,459
Current finance lease obligations	16,220	14,129
Other taxes and social security	40,984	37,541
Pension premiums	780	1,144
Other creditors	50,187	46,535
Currency derivative liabilities	1,949	799
Accrued liabilities	121,532	107,213
	912,562	**784,820**

Trade and other creditors, as well as accrued liabilities, principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 60 days. Trade payables include € 67.5 million (2004: € 74.3 million) of cheques in transit.

The accrued liabilities mainly concern staff-related accruals and interest accruals. Fair value approximates carrying value.

22 Financial risk management

The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible subordinated bonds, finance leases, and cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been through the year under review, the Group's policy that no speculative trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's accounting policies in relation to derivatives are set out in note 2y.

Interest rate risk management

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes.

As at December 31, 2005, Hagemeyer had one outstanding interest rate swap denominated in GBP with a notional amount totalling the equivalent of € 58.3 million.

Hagemeyer generally enters into interest rate swaps with a long-term view to achieving a certain mix between its fixed and floating debt. Hagemeyer's policy is to maintain a minimum portion of fixed debt of 25%. At the end of December 2005, approximately 67% of its net debt had a fixed interest rate profile.

Hagemeyer pays a fixed interest rate and receives a floating interest rate under its outstanding interest rate swap. The market value of the interest rate swap as at December 31, 2005 is € 60,000 negative based on market values of equivalent instruments at the balance sheet date. The interest rate swap will mature in 2008. The full amount is deferred in equity as it is a designated and effective cash flow hedge.

As at December 31, 2005, Hagemeyer does not have other interest rate derivatives outstanding.

No unrealised changes in the fair value of interest derivatives have been charged to income in the year (2004: € 1.1 million). The interest rate swap outstanding at December 31, 2005 is accounted as a cash flow hedge; the fair value of this swap has been deferred in equity.

Foreign exchange and other market risk

Operating in international markets involves exposures to movements in currency exchange rates. As Hagemeyer's reporting currency is the Euro, any movements in foreign currency exchange rates against the Euro can have an impact on its results. For 2005, the sales are mainly generated in the following countries: 29.3% in EMU countries, 21.8% in North America, 17.4% in the United Kingdom, 11.5% in Australia, and 9.9% in Sweden.

Hagemeyer seeks to reduce earnings volatility due to foreign currency exchange rate movements principally through the use of forward exchange contracts to cover part or all of the exchange rate costs related to imported merchandise and, in certain instances, the dividend flow from subsidiaries (transaction exposures). Hagemeyer uses currency swaps to effectively modify the currency of debt. The currency swaps are used with the objective of hedging its exposure to certain interest rate and / or currency risks. All of Hagemeyer's currency swaps have a rollover term that is shorter than 1 month. The total notional amount of outstanding foreign currency contracts amounts to € 355 million (2004: € 243 million). At December 31, 2005, the net fair value of the Group's currency derivatives is estimated to be € 105,000 (2004: € 80,000). These amounts are based on market values of equivalent instruments at the balance sheet date.

Changes in the fair value of currency derivatives that are designated and effective as cash flow hedges amounting to € 112,000 (2004: nil) are deferred in equity. Unrealised changes in the fair value of currency derivatives not hedge-accounted amounting to approximately € 162,000 (2004: € 10,000) have been charged to income in the year.

Hagemeyer does not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating international operating profit into the Euro include the US dollar, British pound, Australian dollar and Swedish crown.

In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of the overseas operations. As at December 31, 2005, Hagemeyer's net debt was mainly denominated in the US dollar (39%), Euro (25%), British pound (20%) and Australian dollar (16%).

As per December 31, 2005, Hagemeyer has one embedded derivative outstanding for an amount of € 1,198,000

(2004: € 3,320,000). The embedded derivative is related to a five-year lease contract entered into in December 2002. In this lease contract, the total amount of the lease payments is determined by reference to the difference between the actual GBP / USD exchange rate and these currencies at initial contract rate.

Commodity price risk

The Group's exposure with respect to commodities is limited, although cable (one of the main product categories in the electrical wholesale segment) includes a significant amount of copper. Hagemeyer is generally able to transfer commodity price changes to our customers but our margins are influenced by fluctuations in the price of copper.

Credit concentrations

The Group continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its treasury transactions and does not anticipate non-performance by the counterparties. The Group enters into treasury transactions only with financial institutions that are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals and currency swaps. The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2005, due to the wide variety of customers and markets into which the Group's products are sold.

Liquidity risk

The Group's objective is to maintain continuity of funding and flexibility through the use of bank overdrafts, bank loans, subordinated convertible bonds, and finance leases. The Group's policy is that committed funding facilities are available to finance 100% of Hagemeyer's funding requirements.

23 Commitments and contingencies

Operating leases

The total commitments for future minimum lease payments under non-cancellable operating leases at December 31 amount to:

(in € millions)	2005	2004
Due within 1 year	91	94
Due within 1 to 5 years	231	185
Due after 5 years	71	73
	393	**352**

Approximately € 94 million relating to rent and lease arrangements is included in the 2005 income statement. Operating lease payments represent rentals payable by the Group for the use of certain of its offices and warehouses, computer hardware and vehicles.

Certain of the Group's properties are subleased. The total of future minimum payments expected to be received under non-cancellable subleases at the balance sheet date amount to € 6 million (2004: € 7 million).

Other commitments and contingencies

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

The Company is part of the fiscal unity 'Hagemeyer N.V. c.s.' for corporate income tax and VAT purposes and for that reason it is jointly and severally liable for the tax liabilities of the whole fiscal unity.

Other commitments and contingent liabilities such as corporate and bank guarantees, taxes including fiscal unity and other claims, were consistent with normal business practice and the Group's financial position.

As at December 31, 2005, the Group had letters of credit outstanding, representing a value of € 97.8 million (2004: € 85.8 million).

Litigation

As would be expected of a large company with operations in numerous jurisdictions, Hagemeyer is regularly involved in lawsuits, claims, investigations, and proceedings, either as claimant, defendant or target, in the ordinary course of its business.

After taking appropriate legal advice, Hagemeyer has established provisions in an aggregate amount of € 44 million in respect of these claims, of which € 18.7 million relates to silicosis and asbestos claims (see note 16). The most significant claims are discussed below.

Litigation regarding bankruptcy of Ceteco

Since 1995, Hagemeyer has held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, currently estimated by the receivers at € 160 million.

This claim is based on the allegation that the non-executive directors improperly supervised the executive

directors while they mismanaged Ceteco, leading to its demise. The basis of the alleged liability is that three of these non-executive directors were members of Hagemeyer's Board of Management during the period of the alleged mismanagement.
In addition, and alternatively, the receivers allege that Hagemeyer, as a majority shareholder of Ceteco, breached a duty of care it owed to Ceteco and its creditors by, among other things, failing to intervene in time to prevent mismanagement at Ceteco.
The damages in this tort claim are based on the loss suffered by Ceteco in certain countries. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim. It is currently expected that the aggregate claim of the receivers will not exceed € 160 million.
One of Ceteco's creditors, Dresdner Bank Lateinamerika AG, claims damages from Hagemeyer of € 14.5 million based on tort and alleging that Hagemeyer breached a duty of care to Dresdner Bank by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank has not yet commenced any formal court proceedings. The receivers also claim that Hagemeyer has unjustly discharged Ceteco's Supervisory Board and Board of Management.
Hagemeyer believes that it has sound legal grounds to defeat all of these claims, but cannot give assurances that its defence will ultimately prevail.

CEF vs. Bernard

One of Hagemeyer's competitors, CEF Holdings Ltd, started a new wholesale business in electrical materials in 1989 in the Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, among others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of Hagemeyer's Dutch subsidiaries. In March 1991, CEF Holdings lodged a complaint with the European Commission against, among others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie (the largest FEG member) and Bernard (the second largest FEG member) for damages in the amount of approximately € 98 million exclusive of interest and costs, on the same factual basis. In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance.
On December 16, 2003, the appeal was denied, against which decision FEG and Technische Unie have lodged an appeal with the EC Court of Justice. Pending the outcome of this appeal, the proceedings before the Rotterdam district court initiated by CEF against FEG, Technische Unie and Bernard are suspended. In part based on the fact that the Commission did not rule against Bernard, Hagemeyer believes it has sound legal grounds to defeat this claim but cannot give assurances that its defence will ultimately prevail.

Belgian Tax Authorities vs. Manudax Belgium

Manudax Belgium N.V., one of Hagemeyer's Belgian subsidiaries, entered into voluntary liquidation on November 27, 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning late 1996 until early 1998. The amount of these assessments, including interest and penalties, is equal to € 117.5 million. All assessments are being contested by Manudax Belgium.

Arbitration regarding ABM

In 2001, Hagemeyer acquired ABM, a subsidiary in Spain. In connection with the transaction, it was agreed to make certain earn-out payments to the seller of ABM, contingent upon our achievement of certain agreed adjusted and audited 2002 EBITDA levels. Hagemeyer determined that such agreed EBITDA levels were not achieved, and consequently no earn-out payment was made to the seller of ABM. Hagemeyer's auditor at the time gave an unqualified opinion on the 2002 Spanish statutory accounts, which contractually formed the basis of the adjusted and audited 2002 EBITDA. The seller is however of the opinion that certain agreed EBITDA levels were achieved and accordingly claims an earn-out payment of € 18 million, excluding contractual interest and expenses, currently estimated at € 5 million, which claim was upheld in an 'expert determination' proceeding. The expert's decision has been submitted to arbitration. An arbitration award is expected mid-2006. Hagemeyer believes it has sound legal grounds to defeat this claim but cannot give assurance that its defence will ultimately prevail.

24 Segment information

Geographical segments

For management purposes, the Group's core business is currently organised into three operating divisions – Professional Products and Services (PPS) in Europe, in North America and in Asia-Pacific. The remaining non-core activities are organised in the division Agencies / Consumer Electronics (ACE). These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

- PPS Europe – the areas of operation are mainly distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.
- PPS North America – the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services.
- PPS Asia-Pacific (including Australia) – the main areas of operation are the distribution of electrical materials and other MRO products.
- ACE – the operation of various agency businesses of consumer products in the Netherlands and Australia, as well as the operation of sixty luxury goods retail stores in several countries in Asia-Pacific.

Segment information about the Group's operations is presented below.

There are no sales or other operating transactions between the segments. Segment assets consist primarily of property, plant and equipment, intangible assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital additions comprise buildings, machinery, office and computer equipment, software, and goodwill arising on acquisitions.

Segment results

	PPS Europe		PPS North America		PPS Asia Pacific		ACE		Corporate		Group	
(in € millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue												
External sales	3,448.9	3,334.1	1,307.0	1,192.2	437.2	462.1	401.5	438.3	-	-	5,594.6	5,426.7
Results												
Segment operating result	21.5	(26.1)	24.1	2.6	10.6	1.9	12.5	16.2	(25.6)	(12.1)	43.1	(17.5)
Share in results of associated companies	0.7	0.3	0.2	1.5	-	-	1.7	1.9	-	5.4	2.6	9.1
Financial expense – net											(91.3)	(106.1)
Profit / (loss) before taxes											**(45.6)**	**(114.5)**
Taxes											(12.4)	(26.1)
Minority interest											-	(0.1)
Net profit / (loss)											**(58.0)**	**(140.7)**
Segment assets and liabilities												
Segment assets	1,302.9	1,298.0	651.2	520.9	273.1	257.9	140.9	146.3	24.6	21.1	2,392.7	2,244.2
Investments in associates	8.8	6.8	1.7	1.3	-	-	3.4	4.3	-	-	13.9	12.4
Unallocated assets											134.3	180.7
Consolidated total assets											**2,540.9**	**2,437.3**
Segment liabilities	691.6	640.8	192.6	143.8	73.9	72.3	58.6	48.7	29.4	57.8	1,046.1	963.4
Unallocated liabilities											763.8	824.5
Consolidated total liabilities											**1,809.9**	**1,787.9**
Other segment information												
Capital additions	22.2	26.5	10.6	5.2	3.6	3.4	4.3	1.6	-	-	40.7	36.7
Depreciation and amortisation	28.4	33.5	9.4	10.6	4.9	5.4	3.3	2.7	-	-	46.0	52.2
Impairment losses recognised in income	30.8	-	0.3	-	-	-	0.9	-	-	39.6	32.0	39.6

Business segments

The Group's core PPS business concentrates on three business segments: Contractors & Installers, Industrial customers and Other. The remaining non-core activities are organised in the division Agencies / Consumer Electronics (ACE).

The following is an analysis of the revenue per business segment, the carrying amount of the assets and capital additions per business segment, and the average number of employees.

	C&I		Industrial		Other PPS		ACE		Total	
(in € millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	2,953.3	2,854.5	2,122.3	2,017.1	117.5	116.8	401.5	438.3	5,594.6	5,426.7
Segment assets	1,416.2	1,241.2	808.4	833.2	27.2	23.5	140.9	146.3	2,392.7	2,244.2
Capital additions	21.4	20.1	14.2	14.2	0.8	0.8	4.3	1.6	40.7	36.7
Average number of employees	9,539	9,644	6,426	6,816	416	395	1,036	1,118	17,417	17,973

25 Net revenue

The Group's revenue is composed of the following main categories:

(in € thousands)	2005	2004
Sale of goods	5,506,472	5,337,872
Rendering of services (MRO, integrated supply)	88,144	88,873
	5,594,616	**5,426,745**

26 Operating expenses

(in € thousands)	2005	2004
Selling expenses	640,267	684,817
Shipping and warehousing expenses	369,021	376,446
Administrative expenses	258,028	258,989
	1,267,316	**1,320,252**

Included in the operating expenses for 2005 is an amount of € 38.5 million relating to the restructuring of the UK, which relates mainly to the vacating of the Runcorn distribution centre.

Staff expenses included in operating expenses:

(in € thousands)	2005	2004
Salaries and wages	596,438	597,041
Retirement benefit expenses	26,370	28,156
Social security costs	70,638	66,278
Expense of share-based payments	1,130	650
	694,576	**692,125**

The average number of employees during 2005 was 17,417 (2004: 17,973). The number of permanent employees at December 31, 2005 was 16,141 (2004: 16,517).

Depreciation / amortisation included in operating expenses:

(in € thousands)	2005	2004
Other intangible assets	9,645	10,256
Property, plant and equipment	36,357	42,190
	46,002	**52,446**

27 Other operating income - net

Other operating income, net of expenses, consists of result on sale of subsidiaries and participations, commissions from insurance, rent received and similar income. Result on sale of subsidiaries and investments in 2004 is derived mostly from the divestment of Tech Pacific. In 2005, it is the result of various smaller divestments as well as an additional gain realised on the sale of Tech Pacific.

(in € thousands)	2005	2004
Result on sale of subsidiaries and investments	8,204	47,285
Other items	1,547	3,116
	9,751	**50,401**

28 Financial expense - net

(in € thousands)	2005	2004
Financial income:		
Interest income	4,047	3,421
Income from other investments	42	64
Other financial income	5,421	-
Unrealised gains on financial instruments and derivatives	-	287
Foreign exchange differences – net	2,946	2,534
	12,456	**6,306**
Financial expenses:		
Interest on bank loans and overdrafts	(33,311)	(49,041)
Interest expense on subordinated convertible bonds	(12,018)	(8,802)
Interest on obligations under finance leases	(9,339)	(10,496)
Interest on provisions	(2,235)	-
Fair value adjustment equity component of convertible bond	(20,295)	(8,130)
Unrealised losses on financial instruments and derivatives	(161)	-
Interest accrued on subordinated convertible bonds	(8,050)	(3,940)
Bank and similar charges	(18,364)	(12,623)
Other financial expenses	-	(19,317)
	(103,773)	**(112,349)**
	(91,317)	**(106,043)**

See note 15 for further details on the subordinated convertible bond, including the fair value adjustment of the equity component and interest accrued.
In 2004, other financial expenses mainly consist of a € 12 million make whole payment to certain note holders, as well as advisory costs and fees related to the refinancing of the Group.

29 Taxes

The Group's tax expense consists of the following:

(in € thousands)	2005	2004
Current income tax charge	(16,228)	(7,647)
Adjustments to current tax related to prior years	531	1,490
Deferred taxes (see note 18)	3,265	(19,895)
	(12,432)	**(26,052)**

Income tax recorded directly to equity consists of the following:

(in € thousands)	2005	2004
Gain / (loss) currency translation adjustments	-	161
	-	**161**

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

(in %)	2005	2004
Expected tax rate	49.2	38.5
Tax losses not recognised during the year	(102.1)	(70.1)
Utilisation of tax losses	18.2	2.0
Items not deductible for tax purposes	(7.1)	(6.3)
Effect of change in enacted tax rates on deferred position	0.3	-
Adjustments to current tax related to prior years	1.2	1.3
Other	13.0	11.8
Effective tax rate	**(27.3)**	**(22.8)**

30 Earnings per share

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Potential shares are only considered for diluted earnings per share if they have a dilutive effect (i.e. their exercise or conversion would increase the loss or decrease the profit per share). In 2005 and 2004, potential shares resulting from the convertible bonds, the outstanding conditional shares and options for staff would all have an anti-dilutive effect. Therefore, the diluted earnings per share amounts are also calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2005	2004
Net loss attributable to ordinary equity holders of the parent (in € thousands)	(57,992)	(140,671)
Weighted average number of ordinary shares for basic earnings per share	516,174,375	477,531,131
Basic earnings per share (in €)	(0.11)	(0.29)
Diluted earnings per share (in €)	(0.11)	(0.29)

There have been no transactions involving ordinary or potential ordinary shares between the reporting date and the date of completion of these financial statements.
The total number of shares that would result if all conversion options and share options as of December 31, 2005 were exercised amounts to 640,995,492 (2004: 592,004,846) shares. The weighted average number of potential shares during the year amounts to 630,077,139 (2004: 546,539,578).

31 Related party transactions

There are no significant transactions between the Group and its associates. Transactions between the Company and its subsidiaries are disclosed in the Company's separate financial statements.

32 Share-based payments

The 2005 stock options are exercisable at a price equal to the closing value of the Company's shares on the date of grant. The vesting period is 3 years. If the options remain unexercised after a period of 5 years from vesting date, the options expire. Options are forfeited if the employee leaves the Group before the options vest. Furthermore, both the stock option and share offers are conditional to the average bonus received.
During 2005, no stock options were exercised. As a result of stock option holders leaving the Group, 395,693 stock options were withdrawn (of which 69,180 stock options were offered in 2005). In addition to this, 4,127 stock options expired, without exercise being possible. Grants of stock options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all stock options provide an exercise period of five years.
As a result of conditional share holders leaving the employment of the Group, 85,200 conditional shares were withdrawn (of which 24,650 conditional shares were offered in 2005). Conditional shares are generally awarded unconditionally after 3 years, subject to the bonus condition. For Mr R.W.A. de Becker, a term of 1 year applies.
The current policy of Hagemeyer is not to hedge any exposure arising from stock options or conditional shares offered to personnel. When stock options are exercised or shares become unconditional, Hagemeyer will issue new shares, subject to approval of the shareholders, or buy shares in the market, whichever is more appropriate given the prevailing market conditions.

The position of the option programme at the beginning and end of 2005 respectively was as follows:

Year of grant	Number of shares based on outstanding options		Exercise price (in €)	Share price at date of grant (in €)	Expiration date
	December 31, 2005	January 1, 2005			
1999	2,638	2,876	26.85	26.85	March 5, 2007
	9,000	17,000	22.10	22.10	September 1, 2007
2000	-	4,127	17.47	17.47	February 28, 2005
	28,000	36,000	20.00	17.47	March 11, 2008
	14,725	15,349	17.47	17.47	March 11, 2008
2001	22,000	34,000	20.00	23.90	March 6, 2006
	8,429	8,695	23.90	23.90	March 6, 2006
	20,000	20,000	20.00	23.90	March 6, 2009
2002	32,000	44,000	20.00	23.23	March 5, 2010
	2,261	2,421	23.23	23.23	March 5, 2007
	37,932	39,422	23.23	23.23	March 5, 2010
2003	81,965	83,365	3.42	3.42	March 11, 2008
	274,620	379,070	3.42	3.42	March 11, 2011
2004	1,025,883	1,203,768	1.91	1.91	April 27, 2012
2005	1,190,006	-	2.12	2.12	March 1, 2013
	2,749,459	**1,890,093**			

The position of the conditional shares programme at the beginning and end of 2005 respectively was as follows:

Year of grant	Number of shares		Share price at date of grant (in €)	Expiration date
	December 31, 2005	January 1, 2005		
2004	-	100,000	1.91	March 2005
	333,750	394,300	1.91	March 2007
2005	100,000	-	2.12	March 2006
	388,650	-	2.12	March 2008
	822,400	**494,300**		

For the stock options and conditional shares held by the members of the Board of Management, we refer to note 33 'Remuneration of members of the Board of Management and Supervisory Board 2005'.
In 2005, options were granted on March 2. The estimated fair value of the options granted on this date is € 0.71.
In 2004, options were granted on April 28. The estimated fair value of the options granted on this date is € 0.64.

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

	2005	2004
Share price (in €)	2.12	1.91
Exercise price (in €)	2.12	1.91
Expected volatility	16.7%	26.4%
Expected life (in years)	8	8
Risk-free rate	4.0%	4.0%
Statistical dividend yield	1.0%	1.0%

Expected volatility was determined by multiplying the 6-months implied volatility of AEX index with the adjusted beta of the Company.

The Group recognised total expenses of € 1,130,000 (2004: € 650,000) related to equity-settled share-based payment transactions during the year.

33 Remuneration of members of the Board of Management and Supervisory Board 2005

Supervisory Board

In 2005, the members of the Supervisory Board received the following remuneration:

Gross per year [1]

(in €)	2005
P.J. Kalff *Chairman*	49,500
D.G. Eustace *Vice-Chairman*	44,500
A. Baan	25,749 [2]
B.A.J. Bourigeaud	32,500
R. van Gelder	25,749 [2]
M.P.M. de Raad	39,500

1 Remuneration for members of our Supervisory Board includes a committee fee of € 7,000 on an annual basis, for all members of the Supervisory Board who serve on the Remuneration or Audit Committees

2 8 months as from May 1, 2005

In addition to the remuneration described above, the members of the Supervisory Board received a fixed allowance for business expenses not otherwise reimbursed of € 250 per person per month. The members of the Supervisory Board do not receive variable remuneration.

Board of Management

General

In 2005, the remuneration of the members of the Board of Management consisted of the following elements in accordance with the Remuneration Policy as described on pages 79 to 83 of this Annual Report.

Periodically paid remuneration

Gross annual base salary

(in €)	2005
R.W.A. de Becker *Chairman*	654,355
J.S.T. Tiemstra *Member*	487,418

The gross annual base salary for Mr R.W.A. de Becker and Mr J.S.T. Tiemstra was increased by 0.8% (on an annualised basis) as of January 1, 2005 as a correction for cost of living.
The members of the Board of Management were entitled to a company car. Furthermore, the members of the Board of Management received a contribution to the premium for the medical insurance and other customary plans such as disability insurance, as well as telephone costs.
The members of the Board of Management received a fixed allowance of € 570 per person per month for business expenses not otherwise reimbursed.

Remuneration payable in the long term

The members of the Board of Management participated in a pension scheme in 2005. The costs of this pension scheme were as follows:

Pension costs

(in €)	2005
R.W.A. de Becker	294,829
J.S.T. Tiemstra	240,679

Bonus schemes

Annual bonus ('Short-Term Incentive')

The STI bonuses for the year 2004, which were paid in 2005, were as follows:

STI bonus for 2004 (paid in 2005)

(in €)	
R.W.A. de Becker	362,916 [1]
J.S.T. Tiemstra	323,980

1 *The Short-Term Incentive Bonus award to Mr R.W.A. de Becker has been pro-rated in accordance with the period of his employment during 2004*

Long-term incentive

The LTI bonuses for the year 2004, which will be payable in two equal tranches of 50% in 2006 and 2007, were as follows:

LTI bonus for 2004

(in €)	
R.W.A. de Becker	181,458
J.S.T. Tiemstra	161,990

Equity incentive schemes

Stock options

Mr J.S.T. Tiemstra participates in an option programme for senior management at Hagemeyer.

Stock options offered to members of the Board of Management:

	Year	Options offered	Excercise price (in €)	Exercisable from	Expiry date	Options with-drawn	Options expired / exercised	Total outstanding (as at December 31, 2005)
J.S.T. Tiemstra	2005	135,000	2.12	Feb / Mar 2008	Mar 1, 2013	-	-	135,000
J.S.T. Tiemstra	2004	135,000	1.91	Feb / Mar 2007	Apr 27, 2012	-	-	135,000
J.S.T. Tiemstra	2003	50,000	3.42	Mar 2006	Mar 11, 2008	-	-	50,000
								320,000

The cost of the 2005 offer of stock options to Mr J.S.T. Tiemstra amounted to € 52,134.

Conditional shares

The members of the Board of Management participate in a share programme.

Conditional shares offered to members of the Board of Management:

	Year	Shares offered	Award date	Shares awarded	Shares with-drawn	**Total outstanding (as at December 31, 2005)**
R.W.A. de Becker	2005	100,000	Mar 7, 2006	-	-	100,000
R.W.A. de Becker	2004	100,000	Mar 2, 2005	100,000	-	-
J.S.T. Tiemstra	2005	45,000	Feb / Mar 2008	-	-	45,000
J.S.T. Tiemstra	2004	45,000	Feb / Mar 2007	-	-	45,000
						190,000

The cost of the 2005 offer amounted to € 205,175 for Mr R.W.A. de Becker and € 36,750 for Mr J.S.T. Tiemstra.

Change of control severance payments

In accordance with the severance arrangement agreed with Mr R. Ter Haar in 2003, € 400,912 was paid in 2005 as part of this arrangement. No further severance payments are due after 2005.

Total cost of remuneration

The total costs of the remuneration of the Board of Management amounted to € 2,658,000 in 2005. The comparable figure for 2004, on IFRS-basis, is € 4,255,000.

34 Non-IFRS benchmark figures

The Company uses adjusted operating result figures as key performance measures. Adjusted figures, such as operating result, are stated before exceptional items of income and expense. Because of their nature, magnitude or frequency of occurrence, these exceptional items of income and expense are reported separately in order to provide a fair view of the performance resulting from normal operating activities or developments.
In 2005 the operating result before exceptional items is € 87,642,000 (2004: € 12,576,000).

The following exceptional items are excluded from the operating profit for this purpose:

(in € thousands)	**2005**	2004
Result on sale of subsidiaries, participations and investments	8,204	44,785
Restructuring charge - headcount reduction	(4,297)	(10,357)
Restructuring charge - PPS	(45,903)	(48,614)
Regulatory and risk management	7,587	(11,322)
Prior years accounting adjustments	-	(2,168)
Other items	(10,072)	(2,448)
	(44,481)	**(30,124)**

The reconciliation between the operating result, as reported in the income statement and the adjusted operating result is as follows:

(in € thousands)	**2005**	2004
Operating result in income statement (under IFRS)	43,161	(17,548)
Items as listed above	44,481	30,124
Adjusted operating result as used for internal performance measures	**87,642**	**12,576**

Result on sale of subsidiaries, participations and investments
Total income from the disposal of subsidiaries, participations and investments in 2005 was € 8.2 million. During 2005 Hagemeyer disposed of Hagemeyer Asia Pacific Electronics in Australia and the agency business of Fujifilm in the Netherlands. In 2005 an additional gain was realised on the sale of Tech Pacific that was already disposed in 2004.

Restructuring charge - PPS
The total amount charged to the income statement as items relating to the restructuring of the core PPS-division in 2005 is € 45.9 million (2004: € 48.6 million). This charge consists of:

€ 38.5 million	Items related to the UK, mainly restructuring of logistics (vacating Runcorn NDC, vehicle termination costs, impairment of assets, staff redundancies), impairment of intangible assets and other restructuring items.
€ 6.2 million	Items related to the impairment of assets (mainly related to trade names).
€ 1.2 million	Other PPS items mainly related to vacant leases and book gains and losses on fixed assets.

Restructuring charge – headcount reduction
The costs of headcount reduction programmes have been charged to the result in 2005 as far as there is a legal or constructive obligation. The total charge amounted to € 4.3 million in 2005.

Regulatory and risk management
During 2005, Hagemeyer realised a gain of € 7.6 million for regulatory and risk management related items. This gain was mainly the result of the net gain on the silicosis and asbestos provision in North America for an amount of € 9.3 million following a release of the provision for such claims primarily caused by the tort reform in certain states. The remainder of € 1.7 million is related to the settlement of a legal claim.

Other items
During 2005, various other items were recorded, resulting in a loss of € 10.1 million. This is mainly related to establishing provisions for vacant leases in the ACE division and on corporate level, as well as the restructuring of ACE businesses in the Netherlands, which were subsequently divested.

35 Disposal of subsidiary
During 2005, the Group discontinued the operations of Hagemeyer Asia Pacific Electronics, Servicom and Fujifilm Nederland.

The disposed net assets of these companies at the date of disposal and at December 31, 2004 were as follows:

(in € thousands)	At date of disposal	At December 31, 2004
Property, plant and equipment	619	1,458
Inventories	8,610	8,751
Other intangible assets	22	36
Other receivables and prepayments	336	99
Provisions	(428)	(205)
Other accounts payable	(737)	-
	8,422	**10,139**
Gain on disposal	2,332	
Total consideration	**10,754**	
Satisfied by:		
Cash	10,019	
Deferred consideration	735	
	10,754	

No cash or cash equivalents were disposed of.
Net cash inflow arising on divestments of / (investments in) subsidiaries, participations and other investments:

(in € thousands)	2005
Cash consideration on disposal of subsidiaries in 2005	10,019
Cash consideration (net) on disposals in prior years	2,294
Cash consideration on other divestments and investments in 2005	2,781
	15,094

€ 722,000 of the deferred consideration was settled in cash by the purchaser in January 2006.

36 Significant accounting judgements and estimates

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

- Information about the assumptions and their risk factors as relating to goodwill impairment are detailed in note 3.
- Note 17 explains estimates and judgements made as related to the accounting for retirement benefit plans.
- In note 22, detailed analysis is given of the financial risks of the Group in relation to interest rates, foreign exchange and other market risks.
- Hagemeyer is involved as defendant, claimant or target in a number of lawsuits, claims, investigations and proceedings. After taking appropriate legal advice, management has made judgements in establishing provisions in an aggregate amount of € 44 million in respect of these claims. Final verdicts, settlements or resolution may result in a variance to the liability as accounted for. This applies in particular to the litigation matters Ceteco, CEF, Manudax and ABM as described in note 23 and silicosis, as described in note 16.
- Management has applied judgements in providing for the costs of vacated property and / or assets put out of use. In particular, assumptions were made as to realisable disposal and sublease income. To the extent that these assumptions will appear to be incorrect, provisions and / or asset impairments need adjustment through the income statement.

37 Post balance sheet date events

Hagemeyer has acquired the remaining 50% of the shares in EL-Centrum from General Electric on January 16, 2006. EL-Centrum is a wholesale distributor of electrical parts and supplies in Poland and has revenues of around € 50 million and 235 employees.

38 Explanation of transition to IFRS

As stated in note 2a, these are the Group's first consolidated financial statements prepared in accordance with IFRS.
The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet at January 1, 2004 (the Group's date of transition). In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Dutch GAAP. The last financial statements under Dutch GAAP were for the year ended December 31, 2004.
An explanation of how the transition from Dutch GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out on the following pages.

Reconciliation at January 1, 2004 (date of transition to IFRS)

(in € thousands)	Notes	Dutch GAAP	Effect of transition	IFRS
Assets				
Intangible assets	1	585,095	(4,397)	580,698
Property, plant and equipment	2	185,125	73,011	258,136
Financial assets	3	65,556	13,619	79,175
Deferred tax assets		44,712	4,724	49,436
Retirement benefit asset		-	333	333
Inventories		615,422	(1,614)	613,808
Trade and other receivables		909,022	5,668	914,690
Cash and cash equivalents		198,530	-	198,530
Total assets		**2,603,462**	**91,344**	**2,694,806**
Equity and liabilities				
Equity				
Share capital	4	162,215	(30,864)	131,351
Other reserves	5	380,287	(150,940)	229,347
		542,502	**(181,804)**	**360,698**
Minority interest		59	1	60
Liabilities				
Subordinated debt		150,000	-	150,000
Provisions	6	160,012	(8,007)	152,005
Retirement benefit obligation	7	35,224	96,184	131,408
Bank debt		974,127	3,311	977,438
Finance lease obligations	8	-	126,949	126,949
Deferred tax liabilities	6	-	9,383	9,383
Trade and other payables	9	716,712	14,463	731,175
Income tax liabilities		23,503	-	23,503
Other	4	1,323	30,864	32,187
		2,060,901	**273,147**	**2,334,048**
Total equity and liabilities		**2,603,462**	**91,344**	**2,694,806**

Notes to the reconciliation at January 1, 2004:

1 € 4 million of goodwill relating to associates was reclassified to financial assets.

2 An additional € 73 million of assets financed through finance leases was capitalised.

3 € 10 million of finance lease receivables was recorded as financial assets and € 4 million goodwill reclassified from intangible assets.

4 Cumulative preference share capital was reclassified from equity to other long-term liabilities.

5 The net effect of all IFRS adjustments was adjusted to retained earnings and a reserve of € 0.1 million was formed related to share-based payments.

6 The existing deferred tax liabilities were reclassified from provisions to a separate line. In addition, the tax effects of other adjustments were included in deferred tax liabilities.

7 Obligations for defined benefit plans were recorded on balance sheet.

8 Obligations arising out of finance leases were recorded on balance sheet.

9 Trade and other payables increased mainly due to the inclusion of current finance lease obligations.

Reconciliation at December 31, 2004 (date of last Dutch GAAP financial statements)

(in € thousands)	Notes	Dutch GAAP	Effect of transition	IFRS
Assets				
Intangible assets	1	495,724	25,471	521,195
Property, plant and equipment	2	147,241	81,798	229,039
Financial assets		42,761	667	43,428
Deferred tax assets		23,126	3,512	26,638
Retirement benefit asset	3	-	2,500	2,500
Inventories		591,877	(1,604)	590,273
Trade and other receivables		905,588	4,715	910,303
Cash and cash equivalents		113,915	-	113,915
Total assets		**2,320,232**	**117,059**	**2,437,291**
Equity and liabilities				
Equity				
Share capital		619,309	-	619,309
Other reserves	4	158,543	(128,483)	30,060
		777,852	**(128,483)**	**649,369**
Minority interest		-	1	1
Liabilities				
Subordinated debt	5	150,000	12,070	162,070
Provisions	6	124,714	(10,515)	114,199
Retirement benefit obligation	3	35,344	94,256	129,600
Bank debt		439,210	2,500	441,710
Finance lease obligations	7	-	119,884	119,884
Deferred tax liabilities	6	-	10,352	10,352
Trade and other payables	8	767,826	16,994	784,820
Income tax liabilities		24,205	-	24,205
Other long-term liabilities		1,081	-	1,081
		1,542,380	**245,541**	**1,787,921**
Total equity and liabilities		**2,320,232**	**117,059**	**2,437,291**

Notes to the reconciliation at December 31, 2004:

1 € 31 million of goodwill amortisation was reversed and € 4 million goodwill relating to associates was reclassified to financial assets.

2 An additional € 82 million of assets financed through finance leases has been capitalised.

3 Obligations, and assets where applicable, for defined benefit plans were recorded on balance.

4 The net effect of all IFRS adjustments was adjusted to retained earnings and a reserve was formed for share-based payments.

5 The liability component of the convertible bond issued in the course of 2004 was discounted to present value at market interest rate. The option component was included in liabilities at fair value.

6 The existing deferred tax liabilities were reclassified from provisions to a separate line. In addition, the tax effects of other adjustments were included in deferred tax liabilities.

7 Obligations arising out of finance leases were recorded on balance sheet.

8 Trade and other payables increased mainly due to the inclusion of current finance lease obligations.

Reconciliation of profit and loss for the year ended December 31, 2004

(in € thousands)	Notes	Dutch GAAP	Effect of transition	IFRS
Revenue		5,426,745	-	5,426,745
Cost of sales	1	(4,186,029)	11,587	(4,174,442)
Exceptional cost of sales	1	(4,681)	4,681	-
Gross profit		**1,236,035**	**16,268**	**1,252,303**
Operating expenses	2	(1,244,693)	(75,559)	(1,320,252)
Exceptional operating expenses	3	(27,475)	27,475	-
Goodwill amortisation	4	(31,008)	31,008	-
		(67,141)	**(808)**	**(67,949)**
Other operating income – net	5	2,552	47,849	50,401
Operating Loss		**(64,589)**	**47,041**	**(17,548)**
Share in results of associated companies		9,089	-	9,089
Financial expense – net	6	(83,633)	(22,410)	(106,043)
Loss before Taxes		**(139,133)**	**24,631**	**(114,502)**
Taxes		(24,817)	(1,235)	(26,052)
		(163,950)	**23,396**	**(140,554)**
Minority interest		(117)	-	(117)
Net Loss		**(164,067)**	**23,396**	**(140,671)**
Basic earnings per share	7	(0.34)	0.05	(0.29)
Diluted earnings per share	7	(0.30)	0.01	(0.29)

Notes to the reconciliation of profit and loss for the year 2004:

1 Exceptional cost of sales has been reclassified to cost of sales. In addition, some advertising and promotion contributions from suppliers were reclassified from operating expenses to cost of sales.

2 Operating expenses increased due to the reclassification of some advertising and promotion contributions from suppliers to cost of sales and the inclusion of exceptional operating expenses (excluding the result on sale of subsidiaries). Operating expenses decreased as a result of a reclassification of the interest portion of the financial lease expenses to financial expenses.

3 Exceptional operating expenses have been reclassified to operating expenses and other operating income.

4 Goodwill is no longer amortised.

5 The result on sale of subsidiaries and investments was reclassified from exceptional operating expenses to other operating income.

6 The option component of the convertible bond was re-valued to fair value through profit and loss (€ 8 million loss). The remainder of the increase was mainly due to the impact of finance leases.

7 Due to the change in result after tax, basic earnings per share increased by € 0.05. As the effect of a potential future increase in the total number of shares is not dilutive in the net loss situation under IFRS, diluted earnings were equal to basic earnings per share.

Reconciliation of the material adjustments to the cash flow statement for the year ended December 31, 2004

(in € thousands)	Notes	Dutch GAAP	Effect of transition	IFRS
Operating profit / (loss)		(64,589)	47,041	(17,548)
Adjustments for non cash movements	1	53,058	(23,772)	29,286
Changes in working capital		36,081	(76)	36,005
Operating cash flow		**24,550**	**23,193**	**47,743**
Net interest, dividends from associates and taxes paid	2	(80,804)	(10,495)	(91,299)
Net cash from / (used in) operating activities		**(56,254)**	**12,698**	**(43,556)**
Net cash from / (used in) investing activities	3	**73,845**	**(1,963)**	**71,882**
Net cash from / (used in) financing activities	4	**149,021**	**(246,193)**	**(97,172)**
Net increase / (decrease) in cash and cash equivalents		**166,612**	**(235,458)**	**(68,846)**
Change in cash and cash equivalents				
At January 1	5	(45,815)	244,345	198,530
Net increase in cash and cash equivalents		166,612	(235,458)	(68,846)
Currency translation effects		(9,138)	(6,631)	(15,769)
At December 31	5	**111,659**	**2,256**	**113,915**

Notes to the reconciliation of the cash flow statement for the year 2004:

1 The adjustments for non cash movements decreased due to the elimination of the goodwill amortisation add back (€ 31 million), mitigated by the higher add back of depreciation of € 10 million due to the inclusion of property, plant and equipment from finance leases.

2 The net interest and taxes paid increased mainly due to the other classification of the interest component of the finance lease payments.

3 Due to the IFRS format of the cash flow statement the disposed bank overdrafts of divested companies are now included in net cash from / (used in) investing activities.

4 Due to the IFRS format of the cash flow statement the change in the bank overdrafts is now included in the net cash from / (used in) financing activities (€ 234 million). Further the repayment component of the finance lease (€ 12 million) is now included here.

5 Short-term debt is no longer included under cash and cash equivalents.

Auditors' Report

To the Shareholders and Supervisory Board of Hagemeyer N.V.

Introduction

We have audited the consolidated financial statements of Hagemeyer N.V., Naarden, for the year 2005 as set out on pages 91 to 140. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with the International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the Annual Report is consistent with the consolidated financial statements.

Deloitte Accountants B.V.
Rotterdam, February 27, 2006
R.J.M. Dassen

Company financial statements

43 Company income statement for the year ended December 31

43 Proposed appropriation of net result

44 Company balance sheet as at December 31

46 Notes to the company financial statements

Company income statement

for the year ended December 31

(in € thousands)	Notes	2005	2004
Result from participations after taxes		(20,026)	(48,811)
Other results	13	(37,966)	(91,860)
Net Loss		**(57,992)**	**(140,671)**

Proposed appropriation of net result

(not incorporated in the balance sheet)

(in € thousands)	2005	2004
Charge to retained earnings	**(57,992)**	**(140,671)**

See accompanying notes on pages 146 to 152

Company balance sheet

as at December 31

(in € thousands)	Notes	2005	2004
Assets			
Non-current assets			
Goodwill and other intangible assets	3	3,755	3,508
Property, plant and equipment	4	579	833
Investments in subsidiaries	5	600,281	580,023
Loans to subsidiaries	6	876,283	727,530
Other financial assets	7	2,095	3,629
Retirement benefit asset	8	1,098	2,100
		1,484,091	**1,317,623**
Current assets			
Receivables from subsidiaries		6,362	14,357
Prepayments and other receivables		23,587	12,231
Cash and cash equivalents		21	110
		29,970	**26,698**
Total assets		**1,514,061**	**1,344,321**

See accompanying notes on pages 146 to 152

(in € thousands)	Notes	2005	2004
Equity and liabilities			
Equity	9		
Share capital		619,429	619,309
Share premium		38,920	38,849
Reserve share-based compensation		1,719	780
Equity component convertible bond		61,740	-
Cumulative translation reserve		12,230	(35,997)
Hedging reserve		52	-
Retained earnings		54,853	167,099
Net profit / (loss)		(57,992)	(140,671)
Equity attributable to equity holders		**730,951**	**649,369**
Non-current liabilities			
Subordinated convertible bonds:	10		
Loan component		235,250	130,540
Option component		-	31,530
Provisions	11	8,730	12,615
		243,980	**174,685**
Current liabilities			
Payables to subsidiaries		515,434	497,374
Other payables	12	4,949	10,325
Accrued liabilities		18,747	12,568
		539,130	**520,267**
Total equity and liabilities		**1,514,061**	**1,344,321**

See accompanying notes on pages 146 to 152

Notes to the company financial statements

1 General

Hagemeyer N.V. ('the Company') is a public limited liability company incorporated and domiciled at Rijksweg 69, 1411 GE Naarden, the Netherlands. The Company financial statements, as prepared by the Board of Management, were authorised for issue by the Supervisory Board on February 27, 2006. The Company financial statements will be submitted for approval to the General Meeting of Shareholders, which will be held on April 28, 2006.

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 155 to 158 of this report.

2 Principal accounting policies

The Company financial statements have been prepared in accordance with Title 9 of Book 2 of the Netherlands Civil Code. As permitted by Article 2:362 paragraph 8 of this code, the Company financial statements have been prepared applying the same IFRS accounting policies as used in the consolidated financial statements in order to maintain consistency between the figures in the consolidated and Company financial statements.

In accordance with Article 2:402 of the Civil Code, an abbreviated version of the income statement is presented.

The principal accounting policies adopted are the same as those set out in note 2 to the consolidated financial statements except that investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.

Due to the transition to IFRS, the 2004 comparative figures were adjusted. Reference is made to the transition note as included in note 38 to the consolidated financial statements. The main changes in the Company financial statements relate to the accounting for the subordinated convertible bonds and retirement benefits as well as the valuation of investments in subsidiaries, for which the net asset values were adjusted to reflect IFRS changes.

Non-current assets

3 Goodwill and other intangible assets

(in € thousands)	2005	2004
Goodwill		
Net book value at January 1	**2,583**	**2,779**
Effect of movements in foreign exchange rates	372	(196)
Net book value at December 31	**2,955**	**2,583**
Cost	3,314	2,872
Accumulated amortisation and impairment	(359)	(289)
Net book value at December 31	**2,955**	**2,583**
Software		
Net book value at January 1	**925**	**37,380**
Additions	12	3,176
Depreciation	(137)	(42)
Impairment loss	-	(39,589)
Net book value at December 31	**800**	**925**
Cost	1,805	1,897
Accumulated amortisation	(1,005)	(972)
Net book value at December 31	**800**	**925**
Total intangible assets at December 31	**3,755**	**3,508**

4 Property, plant and equipment

(in € thousands)	2005	2004
Net book value at January 1	**833**	**1,272**
Additions	192	359
Depreciation	(446)	(793)
Disposals	-	(5)
Net book value at December 31	**579**	**833**
Net cost	2,131	2,816
Accumulated depreciation	(1,552)	(1,983)
Net book value at December 31	**579**	**833**

The carrying amount of the Company's property, plant and equipment concerns office and computers of € 398,000 (2004: € 537,000) and other operating assets of € 181,000 (2004: € 296,000).

5 Investments in subsidiaries

(in € thousands)	2005	2004
At January 1	580,023	311,231
Effect of movements in foreign exchange rates	9,450	(19,447)
Investments, including conversion of loans	52,530	357,557
Share in results for the year	(20,026)	(48,811)
Dividends received	(12,549)	(20,507)
Disposals and repayments	(9,147)	-
At December 31	**600,281**	**580,023**

6 Loans to subsidiaries

(in € thousands)	2005	2004
At January 1	727,530	918,403
Effect of movements in foreign exchange rates	(12,454)	(20,554)
Additional loans	166,445	76,476
Divestments	(5,238)	-
Settlements	-	(246,795)
At December 31	**876,283**	**727,530**

7 Other financial assets

Other financial assets include a subordinated loan to one of the Group's associates of € 8.4 million (2004: € 7.2 million, movement due to change in exchange rate). A provision of € 6.3 million (2004: € 3.6 million) has been provided for this loan.

8 Retirement benefit asset

Defined contribution plans

A few subsidiaries of the Company are required to pay specified pension premiums. These premiums of € 2,874,000 (2004: € 1,709,000) are paid directly into the pension fund and are treated as employer contributions in the defined benefit plan below. For the Company, this constitutes a negative defined contribution expense, as for the other companies involved, no other risk applies than the payment of the contribution itself.

Defined benefit plans

The Company maintains defined benefit plans for qualifying employees (average earnings retirement plans, held separately under the control of trustees). The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out at December 31, 2005 by qualified actuaries. The present value of the defined benefit obligations, and the related current service costs and past service costs, were measured using the projected unit credit method.
The following tables summarise the components of the net benefit expense recognised in the Company income statement and the funded status and amounts recognised in the Company balance sheet for the respective plans, as well as the principal assumptions applied.

The principal assumptions used for the purpose of the actuarial valuation are as follows:

(in %)	2005	2004
Discount rate	3.9	4.4
Expected return (bonds)	3.5	4.0
Expected return (equities)	6.5	7.0
Expected return (other)	3.9	4.4
Expected (real) salary increases	0.0 - 3.0	0.0 - 3.0
Expected pension increases	1.9 - 2.0	1.8 - 2.0
Inflation assumption	2.0	2.0

The expected return on bonds assumes investment in low-risk insurance contracts or government bonds, with a yield to maturity depending on the maturity of the bonds invested in. This yield can generally be derived directly from the financial markets. The expected return on equities is determined by adding an allowance for equity out-performance (the equity risk premium) to the market yield on low-risk government bonds of 3%. The overall expected rate of return is calculated by weighting the individual

rates in accordance with the anticipated balance in the plans' portfolios.
In accordance with IAS 19, paragraph 92, actuarial gains and losses are recognised only to the extent that they exceed the greater of 10% of the present value of the obligations or the fair value of plan assets. The excess amount is spread over the remaining working lives of the active employees and recognised as income.

The amount recognised in the balance sheet in respect of the Company's defined benefit retirement plans is as follows:

(in € thousands)	2005	2004
Fair value of plan assets	320,972	296,113
Present value of funded liabilities	(316,388)	(300,583)
Funded status	**4,584**	**(4,470)**
Unrecognised actuarial (gain) / loss	15,882	21,928
Balance sheet limit	(19,368)	(15,358)
Net asset recognised	**1,098**	**2,100**

Amounts recognised in profit or loss in respect of the defined benefit plans are as follows:

(in € thousands)	2005	2004
Current service cost	3,114	4,081
Interest on obligation	12,932	13,326
Expected return on plan assets	(15,129)	(15,872)
Balance sheet limit	4,009	-
	4,926	**1,535**

The charge for the year is included as pension premiums in the staff expenses in the income statement.
The actual return on plan assets was € 34,709,000 (2004: € 22,527,000).

Changes in the present value of the defined benefit obligations are as follows:

(in € thousands)	2005	2004
Opening defined benefit obligation	300,583	267,961
Service cost	3,114	4,081
Expected employee contributions	-	10
Interest on obligation	12,932	13,326
Benefits paid	(13,800)	(13,352)
Actuarial (gain) / loss	13,559	28,557
Closing defined benefit obligation	**316,388**	**300,583**

Changes in the fair value of plan assets are as follows:

(in € thousands)	2005	2004
Opening fair value of plan assets	296,113	283,318
Expected return on plan assets	15,129	15,872
Actual contributions	3,950	3,619
Benefits paid	(13,800)	(13,352)
Actuarial gain / (loss)	19,580	6,656
Closing fair value of plan assets	**320,972**	**296,113**
Of which:		
Bonds	177,583	162,668
Equities	118,389	108,445
Other	25,000	25,000

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by, the Group.

In accordance with IFRS 1, disclosures with respect to the history of the plans are determined prospectively from the 2004 reporting period.

Equity and liabilities

9 Equity

The Company's share capital is denominated in Euros. The authorised share capital amounts to € 810 million, divided into 675 million ordinary shares with a nominal value of € 1.20 each.

In 2005, 100,000 shares were issued. As a result, the paid up and called up ordinary share capital increased by € 120,000 and share premium reserve increased by € 71,000. The share premium reserve of € 38,920,000 is, under existing tax legislation, distributable in shares free of Dutch income taxes.

In 2004, the share capital increased by € 464,689,000, net of expenses.

(in thousands)	2005	2004
Changes in the number of ordinary shares issued		
Issued January 1	516,091	109,459
Shares issued in the year	100	406,632
Shares issued at year-end	**516,191**	**516,091**

(in € thousands)	2005	2004
Paid up and called up ordinary share capital		
At January 1	619,309	131,351
Issued during the year	120	487,958
At December 31	**619,429**	**619,309**
Share premium		
At January 1	38,849	62,118
Premium on share issue	71	-
Expenses related to share issue	-	(23,269)
At December 31	**38,920**	**38,849**
Reserve share-based compensation		
At January 1	780	130
Recognition of share-based payments	1,130	650
Shares issued at premium	(191)	-
At December 31	**1,719**	**780**
Equity component convertible bond		
At January 1	-	-
Reclassification of equity component of convertible bond	61,740	-
At December 31	**61,740**	**-**

This reserve represents the option component of the subordinated convertible bonds reclassified from equity after the right to 'cash alternative election' was waived. See note 10 for further details.

(in € thousands)	2005	2004
Foreign currency translation reserve		
At January 1	(35,997)	-
Effect of movements in foreign exchange rates	48,227	(35,997)
At December 31	**12,230**	**(35,997)**
Hedging reserve		
At January 1	-	-
Increase in fair value of cash flow hedging derivatives	52	-
At December 31	**52**	**-**
Retained earnings		
At January 1	26,428	167,099
Reclassification of equity component of convertible bond (note 10)	28,425	-
At December 31	**54,853**	**167,099**
Net profit / (loss) for the year	**(57,992)**	**(140,671)**
Equity attributable to equity holders	**730,951**	**649,369**

10 Subordinated convertible bonds

In February 2004, the Company issued subordinated convertible bonds amounting to € 150 million with a maturity of 5 years. The bonds bear interest at 5.75%. The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of € 2.04 per bond at any time between the date of issue of the bonds and their settlement date. The final maturity date of the bonds is February 5, 2009.

In March 2005, the Company issued subordinated convertible bonds amounting to € 135 million with a maturity date of 7 years. The bonds bear interest at 3.5%. The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of € 2.83 per bond at any time between the date of issue of the bonds and their settlement date. The final maturity date of the bonds is March 30, 2012.

For additional information, see note 15 of the consolidated financial statements.

11 Provisions

(in € thousands)	2005	2004
Reorganisation and restructuring	-	7
Other	8,730	12,608
	8,730	**12,615**

Other provisions include mainly provisions for legal claims.

12 Other payables

(in € thousands)	2005	2004
Taxes and social security	2,655	7,550
Other creditors	2,294	2,775
	4,949	**10,325**

13 Other results
Other results mainly consist of the balance of the unrecovered stewardship expenses, interest income and costs related to the (re)financing of the Group in 2005 and 2004.

14 Remuneration of members of the Board of Management and Supervisory Board 2005
We refer to note 33 of the consolidated financial statements.

15 Share-based payments
We refer to note 32 of the consolidated financial statements.

16 Employees
The average number of persons employed by the Company during 2005 was 2 (2004: 2).

Naarden, February 27, 2006

Supervisory Board

P.J. Kalff, *Chairman*

D.G. Eustace, *Vice Chairman*

A. Baan

B.A.J. Bourigeaud

R. van Gelder

M.P.M. de Raad

Board of Management

R.W.A. de Becker, *CEO*

J.S.T. Tiemstra, *CFO*

Auditors' Report

To the Shareholders and Supervisory Board of Hagemeyer N.V.

Introduction

We have audited the Company financial statements of Hagemeyer N.V., Naarden, for the year 2005 as set out on pages 142 to 152.

These Company financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Company financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Company financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Company financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Company financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the Annual Report is consistent with the Company financial statements.

Deloitte Accountants B.V.
Rotterdam, February 27, 2006
R.J.M. Dassen

Exchange rates

The principal exchange rates vis-à-vis the Euro, as used in the preparation of the financial statements:

	As at December 31, 2005	As at December 31, 2004	Average during 2005	Average during 2004
Australian dollar	1.612	1.748	1.632	1.689
Canadian dollar	1.377	1.642	1.510	1.616
Chinese renminbi	9.574	11.306	10.215	10.231
Hong Kong dollar	9.180	10.590	9.679	9.674
Mexican peso	12.600	15.200	13.514	13.992
Norwegian crown	8.010	8.230	8.020	8.379
Swedish crown	9.410	9.050	9.281	9.126
UK pound	0.686	0.704	0.684	0.678
US dollar	1.183	1.365	1.245	1.243



Professional Products and Services (PPS)

Europe

Central Europe	Net revenue [1]	Number of branches
Germany	807.4	71
(incl. Czech Republic)		
Netherlands	163.6	18
Switzerland	[illegible]	7
Austria		

UK & Ireland	Net revenue [1]	Number of branches
United Kingdom	[illegible]	295
Ireland		

Nordics	Net revenue [1]	Number of branches
Sweden	552.8	45
Norway	230.1	21
Finland	180.5	29
China		
Russia		
Estonia	[illegible]	48
Latvia		
Lithuania		
Poland [2]		

Southern Europe	Net revenue [1]	Number of branches
Spain	305.6	70

North America

North America	Net revenue [1]	Number of branches
United States	1,081.2	259
Canada	225.8	78
Mexico		

Asia-Pacific

Asia-Pacific	Net revenue [1]	Number of branches
Australia	421.6	182
Singapore / Malaysia	6.8	4
Thailand		

[1] Net revenue for the year ended December 31, 2005 (in € millions)

[2] Total annualised net revenue; Poland will be consolidated in the Hagemeyer financial statements as from 2006 onwards

Central Europe

Hagemeyer Deutschland	CEO P.H. (Paul) Zekhuis	www.hagemeyerce.com
Germany	Hagemeyer Deutschland GmbH & Co. KG, Munich [1]	
Czech Republic	J. Fröschl & Co. s.r.o., Prague	
Hagemeyer Nederland	Managing Director P. (Paul) de Bruijn	www.hagemeyer.nl
The Netherlands	Hagemeyer Nederland B.V., Capelle a/d IJssel	
Winterhalter + Fenner	CEO J. (Johannes) Kuhn	www.winterhalter-fenner.ch www.electrolan.ch
Switzerland	Winterhalter + Fenner AG, St. Gallen ElectroLAN SA, Neuchâtel	
Hagemeyer Austria	Managing Director D. (David) von Ow	www.hagemeyer.at
Austria	Hagemeyer Austria GmbH, Vienna	

1 *Exemption in accordance with art 264 b German Commercial Code (HGB) from the requirement of preparing financial statements and a management report and having them audited and disclosed*

United Kingdom & Ireland

Hagemeyer UK	CEO J. (John) Hogan	www.hagemeyer.co.uk www.wf-online.com
United Kingdom	Hagemeyer (UK) Ltd., Birmingham	
Ireland	Eastern Electrical, Dundalk	

Nordics

Elektroskandia Sweden	CEO U.A. (Ulf) Gundemark	www.elektroskandia.se www.elektroskandia.com.cn
Sweden	Elektroskandia AB, Stockholm	
China	Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai	
Elektroskandia Norway	CEO J.E.W. (Espen) Asheim	www.elektroskandia.no
Norway	Elektroskandia AS, Oslo	

Elektroskandia Finland	CEO M. (Markku) Säkö	www.elektroskandia.fi www.elektroskandia.ru www.elektroskandia.ee www.elektroskandia.lv www.elektroskandia.lt
Finland	Elektroskandia Oy, Hyvinkää	
Russia	ZAO Elektroskandia, St. Petersburg	
Estonia	Elektroskandia AS, Tallinn	
Latvia	Elektroskandia SIA, Riga	
Lithuania	UAB Elektroskandia, Vilnius	
EL-Centrum	CEO P. (Pawel) Wedrychowski	www.el-centrum.pl
Poland	EL-Centrum S.A., Poznan	

Southern Europe

ABM	CEO F. (Fernando) Cogollos	www.ABM.es
Spain	Mercantil Intercontinental S.L. Unipersonal, Madrid	

North America

Hagemeyer North America	CEO D.G. (Dave) Gabriel	www.hagemeyerna.com www.vallen.com www.evallen.com www.lionvallen.com www.fittest.com www.worldsafety.com www.proveedora.com www.enconsafety.com www.centuryvallen.com www.ehagemeyer.com
United States	Hagemeyer North America, Inc., North Charleston, South Carolina Encon Safety Products, Inc., Houston, Texas	
Canada	Hagemeyer Canada Inc., Edmonton, Alberta	
Mexico	Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico	

Asia-Pacific

Hagemeyer Australia	CEO R. (Robin) Norris	www.hagemeyeraustralia.com
Australia	Hagemeyer Australia LLP, Melbourne, Victoria	
Singapore / Malaysia	Hagemeyer Singapore PPS Pte. Limited, Singapore	
Thailand	Hagemeyer-PPS (Thailand) Ltd., Bangkok, Thailand	

Agencies / Consumer Electronics (ACE)

Hagemeyer Brands Australia	CEO M.P. (Michael) Touma	www.hagemeyer.com.au
Australia	Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW	
New Zealand	Hagemeyer (NZ) Ltd., Auckland	
Hagemeyer-Cosa Liebermann Group - Asia	CEO P.J. (Patrice) Brendle	
China	HCL Limited, Hong Kong	
	HCL Group (Hong Kong) Limited, Hong Kong	
	Cosa Liebermann Limited, Hong Kong	
South Korea	Cosa Liebermann Korea Co. Ltd., Seoul	
Micronesia	Caronel Inc., Guam	
	Caronel Saipan Inc., Saipan	
Taiwan	Cosa Liebermann Limited (HK), Taiwan Branch, Taipei	
Haagtechno / Kompro	CEO F.A.W. (Frans) Hoogervorst	www.panasonic.nl
The Netherlands	Haagtechno B.V., 's-Hertogenbosch	
	Kompro B.V., 's-Hertogenbosch	

A complete list of companies associated with the Hagemeyer Group is available at the Chamber of Commerce in Hilversum and at the Company's offices

Hagemeyer – five-year history

	IFRS		Dutch GAAP [1]		
(in € millions)	**2005**	2004	2003	2002	2001
Income statement					
Net revenue	5,595	5,427	6,338	8,343	8,836
EBITDA before exceptional items	134	65	41	270	432
Operating result before exceptional items and goodwill amortisation	88	13	(9)	209	370
Exceptional items	(45)	(31)	(126)	(39)	(46)
Operating result before goodwill amortisation	43	(18)	(135)	170	324
Net profit / (loss) before amortisation of goodwill	(58)	(141)	(284)	92	189
Total net profit / (loss)	(58)	(141)	(318)	57	153
Balance sheet					
Intangible assets	546	521	585	652	714
Other non-current assets	267	302	295	399	474
Inventories	643	590	616	817	960
Trade receivables	935	839	836	1,258	1,388
Cash and other receivables / prepayments	148	185	271	182	190
Asset classified as held for sale	2	-	-	-	-
Total current assets	1,728	1,614	1,723	2,257	2,538
Total assets	2,541	2,437	2,603	3,308	3,726
Equity	731	649	543	929	999
(Convertible) subordinated debt:					
Loan component	235	131	150	150	150
Option component	-	32	-	-	-
Provisions	71	87	195	211	267
Deferred tax liabilities	4	10	-	-	-
Retirement benefit obligation	131	130	-	-	-
Senior debt	295	442	975	935	1,114
Other long-term debt	1	1	-	-	-
Finance lease obligations	108	120	-	-	-
Trade payables	681	577	529	775	873
Other current liabilities	284	258	212	304	315
Cash flow statement					
Net cash from / (used in):					
Operational activities	33	(44)	(125)	134	309
Investing activities	(15)	72	223	(12)	(335)
Financing activities	(48)	(97)	(17)	41	83
Net increase / (decrease) in cash	(30)	(69)	81	163	57

1 2001 - 2003 comparative figures are in accordance with Dutch GAAP, and are not restated for IFRS

(in € millions)	IFRS 2005	IFRS 2004	Dutch GAAP [6] 2003	Dutch GAAP [6] 2002	Dutch GAAP [6] 2001
General					
Average number of employees (in FTE)	17,417	17,973	20,918	23,029	24,314
Average sales per employee (in € thousands)	321	302	303	362	363
Staff expenses	695	692	765	882	897
Average net working capital	725	757	957	1,236	1,305
Average net working capital as % of 12 months net revenue (in %)	13.0	14.0	15.1	14.8	14.8
Share data					
Highest price (in €)	2.79	2.36	7.51	26.80	26.41
Lowest price (in €)	1.67	1.33	1.76	6.08	10.50
Closing price at year-end (in €)	2.74	1.70	1.79 [7]	6.90	21.00
Number of ordinary shares issued	516,191,042	516,091,042	109,459,256	109,459,256	108,154,783
Market capitalisation at year-end	1,414	877	196	755	2,271
Data per ordinary share (in €)					
Net profit / (loss) before amortisation of goodwill [1,2]					
Primary [3]	(0.11)	(0.29)	(2.60)	0.82	1.74
Fully diluted [4]	(0.11)	(0.29)	(2.55)	0.82	1.73
Net profit / (loss)	(0.11)	(0.29)	(2.91)	0.50	1.40
Dividend [5]	-	-	-	0.33	0.77
Equity attributable to equity holders at year-end [2]	1.42	1.26	4.67	8.20	8.95
Ratios					
Closing price at year-end / cash flow [1]	70.6	(16.7)	(0.8)	4.9	9.1
Closing price at year-end / cash earnings [1]	(24.4)	(5.8)	(0.7)	8.4	12.1
Activity					
Gross profit / net revenue (in %)	23.3	23.2	21.2	20.6	21.2
Operating profit / (loss) / net revenue[1] (in %)	0.77	(0.32)	(2.70)	1.62	3.26
Net profit / (loss) / net revenue (in %)	(1.04)	(2.59)	(5.02)	0.68	1.74
Net revenue / balance sheet total	2.20	2.23	2.43	2.52	2.37
Net revenue / inventories	8.69	9.19	10.30	10.21	9.21

	IFRS		Dutch GAAP [6]		
(in € millions)	2005	2004	2003	2002	2001
Financing					
Net debt	445	459	927	1,040	1,208
Net senior debt	210	329	777	890	1,058
Current ratio (current assets / current liabilities)	1.8	1.9	1.0	1.7	1.6
Quick ratio (receivables and liquid funds / current liabilities)	1.1	1.2	0.6	1.1	1.0
Net senior debt / EBITDA before exceptional items	1.6	5.1	19.1	3.3	2.5
Gearing					
Net senior debt / equity	0.29	0.51	1.43	0.96	1.06
Net debt / equity	0.61	0.71	1.71	1.12	1.21
Capital ratio [8] (in %)	28.8	26.6	20.8	28.1	26.8
Return on equity (net profit / equity attributable to equity holders) (in %)	(7.9)	(21.7)	(58.6)	6.1	15.4
ROIC (return on invested capital) PPS (in %)	3.3	(0.6)	(3.1)	4.1	10.4

1 2001 - 2002 comparative figures adjusted to reflect reclassification extraordinary items to exceptional items
2 Rounded to the nearest Euro cent
3 Based on weighted average number of shares in issue
4 Based on weighted average fully diluted number of shares
5 Based on shares with full dividend entitlement
6 2001 - 2003 comparative figures are in accordance with Dutch GAAP, and are not restated for IFRS
7 Adjusted for rights issue in February 2004, this is € 1.32
8 Equity / total assets

Shareholder Information

Communication

Hagemeyer values good communication with its shareholders and other stakeholders. Communication takes place in different ways and settings. Regular meetings with shareholders and investors, analysts and the media form a key component of Hagemeyer's commitment to present the Group's activities in a clear and transparent manner. Price-sensitive information is communicated in such a way that it will reach all market participants at the same time.

Results and other news

According to our planned calendar dates of announcements and events, Hagemeyer reports its results twice a year through press releases. On the day of the announcement of our full-year and interim results, we usually hold a press conference and an analyst meeting. Results are presented and explained, and question and answer sessions with senior management at these meetings contribute to our transparency goals. Besides press releases and analyst presentations and web casts, which are also available on our website, we report on our revenue development via a quarterly trading update. News on important aspects to our Group is also communicated via press releases.

Investor relations in 2005

In 2005, a number of presentations were given to the financial community, both in the Netherlands and abroad. On October 4, we organised an Analyst and Investor Day in Munich, Germany. Global and local senior operational executives participated. The main objectives of our Analyst and Investor Day were to provide insight into the key drivers of our PPS international and local strategies, and to further introduce our management teams to analysts and institutional investors, through a broad range of presentations on aspects of Hagemeyer's business. Site visits offered the opportunity to take a closer look at operations in our largest German sales branch and the regional distribution centre for the south-east region of Bavaria.

Hagemeyer's corporate website

On Hagemeyer's corporate website (www.hagemeyer.com), visitors can find additional information on the Group's strategy and activities. Press releases and presentations, as well as (archived) web casts from our communications to the market, are easily accessible here. In the course of 2005, the Hagemeyer corporate website was completely restyled, updated and upgraded. The formal launch of the new www.hagemeyer.com was on February 1, 2006.

Listing and trading

Shares in Hagemeyer N.V. have been listed on the Euronext stock exchange in Amsterdam, the Netherlands (trading symbol: HGM), since 1937. From 1996, the Hagemeyer ordinary share has been included in the AEX index. The average daily trading volume of ordinary shares for 2005 was 7,267,118 (2004: 8,049,704).

Financing

In February 2005, Hagemeyer announced the issue of subordinated convertible bonds amounting to € 135 million nominal value. These bonds have a seven-year maturity and a conversion price of € 2.83. The offering of the subordinated convertible bonds was concluded in March 2005. In July 2005, Hagemeyer also refinanced and improved its senior credit facility.

Development of share capital

Ordinary shares

At December 31, 2005, the number of outstanding ordinary shares amounted to 516,191,042 (2004: 516,091,042). In the course of the year, 100,000 new shares were issued. These cover the shares issued in the course of the year to our CEO, Mr de Becker, as part of his performance-related remuneration package. In 2005, the average number of outstanding shares was 516,174,375 (2004: 477,531,131).

Changes in the number of ordinary shares issued

(in thousands)	2005	2004
Issued January 1	516,091	109,459
Shares issued in the year	100	380,912
Transfer from cumulative preference shares	-	25,720
Number of shares issued at year-end	**516,191**	**516,091**
Average number of shares issued	516,174	477,531
Nominal value at year-end (in € thousands)	619,429	619,309
Market capitalisation at year-end (in € millions)	1,414.4	877.4
Outstanding number of option rights	2,749	1,890

Ratios per ordinary share

	IFRS		Dutch GAAP		
(in €)	2005	2004	2003	2002	2001
Net result after taxes, before amortisation of goodwill, rounded to the nearest eurocent					
Primary [1]	(0.11)	(0.29)	(2.60)	0.82	1.74
Fully diluted [2]	(0.11)	(0.29)	(2.55)	0.82	1.73
Dividend (when fully cash) [3]	-	-	-	0.33	0.77
Dividend pay-out in % [3]	0%	0%	0%	22%	35%
Shareholders' equity at year-end [4]	1.42	1.26	4.67	8.20	8.95
Highest price	2.79	2.36	7.51	26.80	26.41
Lowest price	1.67	1.33	1.76	6.08	10.50
Closing price at year-end	2.74	1.70	1.79 [5]	6.90	21.00
Closing price at year-end / cash flow [6]	70.6	(16.7)	(0.8)	4.9	9.1
Closing price at year-end / cash earnings [6]	(24.4)	(5.8)	(0.7)	8.4	12.1

1 Based on the weighted average number of shares issued
2 Based on the weighted average fully diluted number of shares
3 Based on shares with full dividend entitlement
4 2001 comparative figures adjusted to reflect equity before appropriation of profit
5 Adjusted closing price: € 1.32, taking into account the 2004 rights issue
6 2001-2002 comparative figures adjusted to reflect reclassification of extraordinary items to exceptional items

Share price performance chart 2005



Share price (in €)
Daily volume traded (in millions)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
60
50
40
30
20
10
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

— Hagemeyer share price (in €) — AEX index (rebased to Hagemeyer) ☐ Daily volume traded in Hagemeyer shares (in millions)

Share price performance

Hagemeyer closed 2005 at € 2.74, 61.2% or € 1.04 higher compared to the year-end 2004 price of € 1.70.

Shareholders with holdings greater than 5%

At year-end, one shareholder had reported holdings greater than 5% of the total Hagemeyer share capital outstanding on December 31, 2005, i.e. Pictet & Cie, with 6.95%.

Shareholder distribution

As at December 31, 2005, institutional investors held approximately 73% of the total number of Hagemeyer ordinary shares outstanding. International (non-Dutch) investors owned about 66%.

Shareholders distribution (investor type)



- 27% Private shareholders
- 73% Institutional shareholders

Shareholders distribution (geographical)



- 34% The Netherlands
- 15% Belgium
- 6% Luxembourg
- 12% UK and Ireland
- 5% Switzerland
- 6% France
- 5% Rest of Europe
- 7% USA
- 10% Rest of the world

Dividend

Hagemeyer has not paid out any dividend since 2003. The amount and form of future dividends will depend on the Group's financial gearing, cash flow and results.

Furthermore, we have agreed with the providers of our senior credit facilities to pay no dividends unless our Interest Cover Ratio is at least 5.00 : 1 and our net senior debt to EBITDA before exceptional items ratio does not exceed 2.50 : 1.

Dividend history

(in €)	**2005**	2004	2003	2002	2001
Interim dividend	-	-	-	0.15	0.25
Final dividend	-	-	-	0.18	0.52
Total	**-**	**-**	**-**	**0.33**	**0.77**

Important dates in 2006

February 28	Publication of annual results 2005
March 31	Publication of Annual Report 2005
April 25	Trading update on first quarter 2006
April 28	Annual General Meeting of Shareholders
August 9	Publication of interim results 2006
October 31	Trading update on third quarter 2006

Important dates in 2007

February 21	Publication of annual results 2006
April 2	Publication Annual Report 2006
April 20	Trading update on first quarter 2007
April 24	Annual General Meeting of Shareholders
August 17	Publication of interim results 2007
October 31	Trading update on third quarter 2007

Regulations concerning inside information and the holding of and transactions in Hagemeyer securities

At Hagemeyer, the regulations concerning inside information and the holding of and transactions in Hagemeyer securities affect the members of the Supervisory Board and of the Board of Management, head office employees and senior management of group companies and a number of senior advisors. Mr H. Bijl has been appointed Central Officer and is responsible for supervising compliance with the regulations, as well as for the external notification to the securities transaction supervisory authority in the Netherlands ('Autoriteit Financiële Markten').

Contact

For further information concerning Investor Relations, please contact the Investor Relations Department of Hagemeyer N.V.

Tel. +31 35 695 76 52
Fax. +31 35 694 43 96

Internet: www.hagemeyer.com
E-mail: investor.relations@hagemeyer.com

Glossary of terms

Average net working capital
The average of the net working capital based on the closing balance of each month in the period December to December (13 months)

Basic earnings per share
Net result per ordinary share based on the average number of shares outstanding during the year, rounded to the nearest Euro cent

EBITDA
Earnings before interest, tax, depreciation and amortisation of intangible assets

Exceptional items
Income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof

Free cash flow before divestments / acquisitions
Net cash flow from operating activities less net capital expenditures, before divestments and acquisitions of subsidiaries

Gross margin
Gross profit as a percentage of net revenue

Gross profit
Net revenue less cost of sales

Net interest expense
Interest expense from cash amounts drawn under Group and / or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances

Net result per ordinary share
Net result per ordinary share based on the actual number of shares outstanding at the end of the period, rounded to the nearest Euro cent

Net revenue
Revenue net of sales taxes, discounts, bonuses and rebates

Net senior debt
Cash amounts drawn under Group and / or local senior facilities, minus freely available cash investments and cash balances

Net trading working capital
Inventories and trade receivables, less trade payables

Net working capital
Net trading working capital, other current receivables and pre-payments, less other current liabilities

Number of FTEs
Number of employees expressed as Full Time Equivalent

Operating margin
Operating result before exceptional items as a percentage of net revenue

Operating result
Gross profit less operating expenses plus other operating income

Organic (revenue) growth
Net revenue in the current period at current exchange rates less net revenue in the base period at current exchange rates, adjusted for net revenue from acquired and divested companies

Organic revenue growth percentage
Organic revenue growth as a percentage of net revenue in the base period at current exchange rates, adjusted for net revenue from companies divested since the base period, calculated on a same number of working days basis

This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report, including, without limitation, those regarding our financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations and the environment in which we will operate in the future. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors relating to the company, including: our ability to enhance operational performance, increase our revenue and improve our margins; our ability to reduce spending and losses; our ability to continue to reduce our indebtedness; our liquidity needs exceeding expected levels; our ability to maintain our relationships with suppliers, insurers and customers; our ability to maintain our market share in the markets in which we operate; the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety, maintenance, repair and operations products; and our anticipated future results. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on them. The forward-looking statements contained herein speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report.

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands

Telephone	+31 35 695 76 11
Fax	+31 35 694 43 96
Internet	www.hagemeyer.com
E-mail	info@hagemeyer.com

Concept and realisation
Dart Design, Amsterdam
Photography
Arno Massee, Rijnsaterwoude
Jacqueline Dubbink, Oostzaan
Printing
Hollandia Printing, Heerhugowaard


HAGEMEYER
HAGEMEYER

Hagemeyer is in the service business.
To provide our customers with excellent service
is our No. 1 success factor. To achieve world class
customer service levels in all our operating
companies is one of our key focus areas.



HAGEMEYER



Jaarverslag 2005

Lokale service wereldwijd

le business | Versnellen winstgevende groei

2006	2007	2008	2009
Winstgevendheid			
ositief netto esultaat verwacht	PPS ROIC doelstelling 9%		

Verder potentieel voor verbetering PPS

1 Verdere verbetering van de operationele basis
2 Versnelde groei in het industriële segment (inclusief acquisities)
Verdere geografische uitbreiding (via acquisities)

Bedrijfsresultaat voor bijzondere posten

Nettoresultaat

Alle autonome omzetgroeipercentages in dit jaarverslag zijn berekend op basis van een gelijk aantal werkdagen, tenzij uitdrukkelijk anders vermeld.

De staafgrafieken kunnen niet-proportioneel zijn om de leesbaarheid te vergroten.

Alle cijfers voor 2004 zijn gebaseerd op in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving (niet IFRS).

Totale netto-omzet (in € miljoen)



5.427
5.595
1.192
1.307
3.334
3.449
2004
2005
PPS Europa
PPS Azië-Pacific
PPS Noord-Amerika
ACE

Totaal bedrijfsresultaat (in € miljoen)



88
9
15
13
68
4
9
(2)
2004
2005
PPS Europa
ACE
PPS Noord-Amerika
Centrale organisatie
PPS Azië-Pacific

Werknemers



17.680
17.209
302
321
2004
2005
Aantal werknemers per jaareinde
Gemiddelde omzet per werknemer (in € duizend)

Hagemeyer: de route naar winstgevendheid

Herstellen van

2001	2002	2003	2004	2005
			Overleven	Herstel
	Ernstige verstoring bedrijfsvoering in Verenigd Koninkrijk, Verenigde Staten en Duitsland	Hagemeyer in ernstige problemen	• Teruggang gestopt • Operationele problemen opgelost • Terug naar de basis	• € 88 miljoen bedrijfsresultaat



153
209
57
13
(141)
88
(58)

Profiel

Hagemeyer is een dienstverlenend bedrijf en actief in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. In 2005 behaalden onze 17.200 werknemers wereldwijd een omzet van € 5,6 miljard. Circa 93% was afkomstig van onze kernactiviteit Professional Products en Services (PPS). PPS is hoogwaardige, business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten aan elektrotechnische installateurs in de Constructie en Installatie (C&I) markt en aan industriële afnemers overal ter wereld. De resterende 7% van Hagemeyers omzet over 2005 werd gerealiseerd door onze Agencies / Consumer Electronics (ACE) activiteiten. ACE distribueert consumentenelektronica en andere merkartikelen in Nederland en Australië en luxe producten in een aantal landen in Azië.

Het hoofdkantoor van de Hagemeyer Groep is gevestigd in Naarden, Nederland.

Missie

Onze missie is om de verwachtingen van onze klanten en leveranciers te overtreffen op het gebied van hoogwaardige business-to-business distributie van elektrotechnische producten en materialen en elektrotechnische en niet-elektrotechnische Maintenance, Repair en Operations (MRO) producten aan de Constructie en Installatie (C&I) markt en aan industriële afnemers. Hagemeyer levert haar eindgebruikers en leveranciers toegevoegde waarde door een uitgebreid dienstenpakket op het gebied van logistiek en technische ondersteuning te bieden, die het hen mogelijk maakt hun eigen klantenservice te verbeteren en hun efficiency en concurrentiepositie te vergroten.
Wij proberen deze missie te verwezenlijken door:

- Op de lange termijn een bevredigend rendement voor aandeelhouders te leveren;
- Een team van gemotiveerde Hagemeyer medewerkers te ontwikkelen die trots zijn op hun onderneming;
- De hoogste standaarden ten aanzien van integriteit en eerlijkheid te hanteren;

Europa

Noord-Amerika

Azië-Pacific

Lokale service wereldwijd

Hagemeyer is een dienstverlenend bedrijf. Dit betekent dat de klant altijd op de eerste plaats komt. Uitstekende klantenservice is van cruciaal belang voor het succes van onze onderneming.

Het vormt de basis voor omzetgroei en verbetering van de brutomarge. Het helpt ook de productiviteit te verbeteren. Uitstekende klantenservice is net zo belangrijk bij onze kernactiviteit Professional Products en Services (PPS) als bij onze Agencies / Consumer Electronics (ACE) ondernemingen. Klantenservice van wereldklasse is daarom een van onze belangrijkste aandachtspunten. Bij onze PPS activiteiten zijn elektrotechnische installateurs in de Constructie en Installatie (C&I) markt en industriële afnemers onze belangrijkste klanten. Hun servicebehoeften en verwachtingen verschillen van land tot land. Daarom streven wij naar een hoge graad van decentralisatie. Onze lokale werkmaatschappijen snijden hun aanbod van producten en diensten, systemen, logistiek en andere processen toe op de specifieke behoeften van hun lokale klanten. Zo realiseren wij lokale service wereldwijd.

Inhoud

Kerncijfers
2 Brief van de Voorzitter van de Raad van Bestuur
8 Raad van Bestuur / PPS Executive Committee
10 Strategie
25 De wereld van Hagemeyer
36 Verslag van de Raad van Bestuur
36 - *Financieel overzicht van de Groep*
45 - *Vooruitzichten*
46 - *Professional Products en Services (PPS)*
50 - *PPS Europa*
56 - *PPS Noord-Amerika*
60 - *PPS Azië-Pacific*
64 - *Agencies / Consumer Electronics (ACE)*
73 - *Risicobeheersing*
75 - *In control statement*
76 Verslag van de Raad van Commissarissen
81 Bezoldigingsbeleid
86 Duurzaamheid
93 Geconsolideerde jaarrekening
147 Accountantsverklaring bij de geconsolideerde jaarrekening
148 Vennootschappelijke jaarrekening
159 Accountantsverklaring bij de vennootschappelijke jaarrekening
160 Belangrijkste werkmaatschappijen
164 Vijf jaar Hagemeyer
166 Valutakoersen


HAGEMEYER

Agenda

van de jaarlijkse Algemene Vergadering van Aandeelhouders

Toelichting op de agenda

van de jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. ('Hagemeyer'), te houden op vrijdag 28 april 2006 om 14.00 uur in de Heianzaal van het Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

De agendapunten 3, 5, 6, 7, 8, 9, 10a, 10b, 11, 12a and 12b zullen tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders in stemming worden gebracht. De toelichting op de agenda bevat een nadere uitleg van de agenda.[1]

Agendapunten

2, 3. Verslag van de Raad van Bestuur over het boekjaar 2005 en bespreking van het jaarverslag 2005. Vaststelling van de jaarrekening 2005

Het jaarverslag 2005, waarin is opgenomen de jaarrekening 2005, is gepubliceerd op Hagemeyers website (www.hagemeyer.com) en is tevens op te vragen bij het hoofdkantoor van Hagemeyer.

4. Bespreking van het reserverings- en dividendbeleid

Tot 2003 keerde Hagemeyer gewoonlijk een dividend uit gebaseerd op een pay-out ratio van tussen de 35% en 40% van het netto resultaat uit gewone bedrijfsuitoefening vóór afschrijving goodwill. Sinds die tijd is, gezien Hagemeyers financiële situatie, geen dividend meer uitgekeerd. De hoogte en wijze van uitbetaling van toekomstig dividend zullen afhangen van de financial gearing, kasstroom en resultaten.

5. Dividend 2005

Gezien het negatieve resultaat over 2005 zal geen dividend uitgekeerd worden over het boekjaar 2005. In overeenstemming met artikel 33.5 van Hagemeyers statuten wordt voorgesteld het verlies over 2005 te delgen ten laste van het uitkeerbaar deel van het eigen vermogen.

6, 7. Decharge van de leden van de Raad van Bestuur en de leden van de Raad van Commissarissen

Dit zijn reguliere agendapunten, waarin wordt voorgesteld decharge te verlenen aan de leden van de Raad van Bestuur voor het in het afgelopen verslagjaar gevoerde bestuur en waarin wordt voorgesteld decharge te verlenen aan de leden van de Raad van Commissarissen voor het in het afgelopen boekjaar gehouden toezicht.

1 De hierin genoemde documenten zijn op te vragen bij Hagemeyer (email: info@hagemeyer.com of telefoon: 035-6957676) en bij ABN AMRO Bank (telefoon: 076-5799455) en zullen op verzoek kosteloos worden toegezonden. Deze documenten zijn ook gepubliceerd op de website van Hagemeyer (www.hagemeyer.com).

Agenda

Van de jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V., te houden op vrijdag 28 april 2006 om 14.00 uur in de Heianzaal van het Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

1. Opening
2. Verslag van de Raad van Bestuur over het boekjaar 2005 en bespreking van het jaarverslag 2005
3. Vaststelling van de jaarrekening 2005
4. Bespreking van het reserverings- en dividendbeleid
5. Dividend 2005
6. Decharge van de leden van de Raad van Bestuur
7. Decharge van de leden van de Raad van Commissarissen
8. Benoeming van de externe accountant belast met de controle van de jaarrekening 2006
9. Benoeming van leden van de Raad van Commissarissen
10. Bezoldigingsbeleid voor de Raad van Bestuur
    a. *Vaststelling van het gewijzigde Bezoldigingsbeleid*
    b. *Goedkeuring van de gewijzigde optieregeling voor de Raad van Bestuur*
11. Machtiging van de Raad van Bestuur tot inkoop van eigen aandelen
12. Verlenging van de aanwijzing van de Raad van Bestuur:
    a. *als het orgaan dat bevoegd is om te besluiten tot uitgifte van gewone aandelen*
    b. *als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen*
13. Rondvraag
14. Sluiting

b. ***Goedkeuring van de gewijzigde optieregeling voor de Raad van Bestuur***

Voor details van de huidige optieregeling voor de Raad van Bestuur wordt verwezen naar pagina 82 van het jaarverslag 2005. Voorgesteld wordt goedkeuring te verlenen aan het vervangen van de huidige optieregeling voor de Raad van Bestuur door het incentive plan zoals beschreven in toelichting bij agendapunt 10a.

11. Machtiging van de Raad van Bestuur tot inkoop van eigen aandelen

Voorgesteld wordt om machtiging te verlenen aan de Raad van Bestuur tot het door Hagemeyer onder bezwarende titel doen verkrijgen van aandelen in het kapitaal van Hagemeyer voor een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 28 oktober 2007, tot een maximum aantal als wettelijk toegestaan. De aandelen kunnen worden verkregen door aankoop ter beurze of anderszins tegen een prijs die gelijk is aan ten minste € 0,01 en ten hoogste aan de beurskoers verhoogd met 10%. Als beurskoers geldt voor dit doel het gemiddelde van de koersen van de vijf beursdagen voorafgaand aan de dag van aankoop, zoals blijkt uit de Officiële Prijscourant van Euronext Amsterdam N.V.

12. Verlenging van de aanwijzing van de Raad van Bestuur

a. ***als het orgaan dat bevoegd is om te besluiten tot uitgifte van gewone aandelen***

Voorgesteld wordt om de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, na verkregen goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 28 oktober 2007. De bevoegdheid van de Raad van Bestuur betreft ten hoogste 10% van het op het tijdstip van het uitgiftebesluit geplaatste kapitaal van Hagemeyer. Hagemeyer is van mening dat om praktische redenen en na verkregen goedkeuring van de Raad van Commissarissen een zekere vrijheid bij de Raad van Bestuur behoort te liggen bij onder meer het toekennen van aandelen en opties en kleinere overnames. Indien Hagemeyer voornemens is aandelen uit te geven ter financiering van grotere overnames zullen aandeelhouders separaat benaderd dienen te worden.

b. ***als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen***

Voorgesteld wordt de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, na verkregen goedkeuring van de Raad van Commissarissen, te besluiten tot beperking of uitsluiting van het voorkeursrecht bij uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 28 oktober 2007. Deze bevoegdheid betreft uitsluitend de uitgifte van aandelen en het verlenen van rechten tot het nemen van aandelen waartoe de Raad van Bestuur ingevolge de onder agendapunt 12a bedoelde aanwijzing bevoegd is.

8. **Benoeming van de externe accountant belast met de controle van de jaarrekening 2006**

Voorgesteld wordt Deloitte Accountants B.V. te benoemen als de externe accountant belast met de controle van de jaarrekening 2006. Binnen deze organisatie zal de heer R.J.M. Dassen als de voor Hagemeyer verantwoordelijk accountant fungeren.

9. **Benoeming leden Raad van Commissarissen**

Zoals aangekondigd op 21 maart 2006, zal de heer Mr P.J. Kalff, na het vervullen van het reglementaire maximum van drie termijnen van vier jaar, aftreden als Voorzitter en lid van de Raad van Commissarissen en zal de heer Bourigeaud terugtreden in verband met tijdgebrek en zijn intensieve reisschema als Voorzitter van de Executive Board en CEO van Atos Origin. Als gevolg hiervan ontstaan twee vacatures in de Raad van Commissarissen. Daarom wordt voorgesteld twee nieuwe leden in de Raad van Commissarissen te benoemen: de heer Ir R.M.J. van der Meer en de heer Mr Drs P.H.J.M. Visée RA. Beide heren passen in het profiel van de Raad van Commissarissen. De heer Van der Meer heeft brede ervaring op het gebied van internationaal ondernemen, terwijl de heer Visée naast ervaring op het gebied van internationaal ondernemen tevens expertise op financieel en administratief terrein heeft. Voor nadere informatie wordt verwezen naar de in deze agenda opgenomen CVs van beide heren.

10. **Bezoldigingsbeleid voor de Raad van Bestuur**

a. ***Vaststelling van het gewijzigde Bezoldigingsbeleid***

In de op 26 april 2005 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders werd het Bezoldigingsbeleid voor de Raad van Bestuur goedgekeurd. Om de belangen van leden van de Raad van Bestuur meer in lijn te brengen met die van Hagemeyers aandeelhouders wordt voorgesteld de huidige optieregeling door een nieuwe incentive regeling te vervangen. Onder de voorwaarden van deze regeling kunnen leden van de Raad van Bestuur tot maximaal 100% van hun netto Short Term Incentive investeren in aandelen Hagemeyer. Vanaf 2007 zal een door de Raad van Commissarissen vast te stellen percentage van de netto Short Term Incentive verplicht dienen te worden geïnvesteerd in aandelen Hagemeyer. Drie jaar na de initiële investering wordt door Hagemeyer, afhankelijk van het realiseren van door de Raad van Comissarissen vastgestelde (financiële) doelstellingen, een aantal aandelen toegekend variërend van 50% tot 200% van de door het lid van de Raad van Bestuur verworven aandelen. Voor het 2006 – 2008 plan zijn deze doelstellingen bepaalde gemiddelde ROIC niveaus over deze periode van drie jaar. De initieel geïnvesteerde aandelen dienen voor een periode van drie jaar op een geblokkeerde rekening te worden aangehouden; de door Hagemeyer toegekende aandelen moeten gedurende twee jaar na toekenning worden aangehouden. Voortzetting of beëindiging van het plan wordt jaarlijks beoordeeld door de Raad van Commissarissen.

Curriculum vitae

Ir. R.M.J. van der Meer

Geboortedatum | 27 januari 1945
Nationaliteit | Nederlandse

Doctoraal Scheikunde, Technische Universiteit Delft

Voormalig lid van de Raad van Bestuur van Akzo Nobel N.V.

Belangrijke nevenfuncties:

- Vice-voorzitter Raad van Commissarissen Imtech N.V.
- Lid Raad van Commissarissen ING Bank Nederland N.V. / ING Verzekeringen Nederland N.V.
- Voorzitter Raad van Commissarissen Norit International B.V.
- Voorzitter Raad van Commissarissen Energie Beheer Nederland B.V.

De heer Van der Meer bezit geen aandelen Hagemeyer.

Mr. Drs. P.H.J.M. Visée RA

Geboortedatum | 11 juli 1961
Nationaliteit | Nederlandse

Doctoraal Bedrijfseconomie, Erasmus Universiteit Rotterdam
Doctoraal Rechten, Erasmus Universiteit Rotterdam
Post-doctoraal register accountancy, Katholieke Universiteit Brabant

Group Treasurer Unilever PLC/N.V.

Belangrijke nevenfuncties:

- Lid van de Raad van Advies van Unilever Pensioen Fonds "Progress"
- Lid van de Raad van Commissarissen van Unilever Insurances N.V.

De heer Visée bezit geen aandelen Hagemeyer.

Kerncijfers

(in € miljoen)	IFRS 2005	2004	Nederlandse grondslagen 2003
Netto-omzet	5.595	5.427	6.338
Autonome omzetgroei	*4,7%*	*3,5%* [1]	*(4,9%)* [1]
Autonome omzetgroei PPS-activiteiten	*5,4%*	*3,2%*	*(7,1%)*
Bruto-omzetresultaat voor bijzondere posten	1.303	1.257	1.346
Bruto-omzetresultaat voor bijzondere posten als percentage van de netto-omzet	*23,3%*	*23,2%*	*21,2%*
Bruto-omzetresultaat	1.301	1.252	1.281
Operationele kosten voor bijzondere posten	(1.217)	(1.248)	(1.373)
Operationele kosten voor bijzondere posten als percentage van de netto-omzet	*(21,8%)*	*(23,0%)*	*(21,7%)*
Overige bedrijfsopbrengsten	10	50	18
EBITDA voor bijzondere posten [2]	134	65	41
Bedrijfsresultaat voor bijzondere posten [3]	88	13	(9)
Bedrijfsresultaat voor bijzondere posten als percentage van de netto-omzet	*1,6%*	*0,2%*	*(0,1%)*
Resultaat na belastingen voor afschrijving goodwill	(58)	(141)	(284)
Resultaat na belastingen	(58)	(141)	(318)
Operationele kasstroom	111	48	(1)
Vrije kasstroom [4]	3	(63)	(138)
Netto rentedragende schuld [5]	445	459	927
Eigen vermogen	731	649	543
Gearing [6]	0,61	0,71	1,71
Kapitaal ratio [7]	28,8	26,6	20,8
Gemiddeld netto werkkapitaal	725	757	957
Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet	*13,0%*	*14,0%*	*15,1%*
Gemiddeld aantal werknemers	17.417	17.973	20.918
Aantal werknemers per jaareinde	17.209	17.680	19.057
Gemiddelde netto-omzet per werknemer (in € duizend)	321	302	303
Gegevens per gewoon aandeel (in €) [8]			
Resultaat na belastingen voor afschrijving goodwill	(0,11)	(0,29)	(2,60)
Resultaat na belastingen	(0,11)	(0,29)	(2,91)
Dividend	-	-	-
Eigen vermogen	1,42	1,26	4,67
Aandeelgegevens (in €)			
Hoogste koers	2,79	2,36	7,51
Laagste koers	1,67	1,33	1,76
Slotkoers	2,74	1,70	1,79 [10]
Aantal uitstaande gewone aandelen [9]	516.191.042	516.091.042	109.459.256
Marktkapitalisatie [9] (in € miljoenen)	1.414,4	877,4	195,9

1 Niet aangepast voor werkdagen
2 Resultaat voor rente, belasting, afschrijvingen, amortisatie van goodwill en bijzondere posten
3 Resultaat voor rente, belasting, amortisatie van goodwill en bijzondere posten
4 Netto kasstroom uit bedrijfsactiviteiten, onder aftrek van investeringen
5 Lang- en kortlopende rentedragende schulden en achtergestelde converteerbare obligaties, onder aftrek van deposito's en tegoeden
6 Netto rentedragende schuld / eigen vermogen
7 Eigen vermogen / totale activa
8 Afgerond op hele eurocenten, gebaseerd op het gewogen gemiddeld aantal uitstaande aandelen.
9 Per 31 december
10 Aangepast voor de claimemissie in februari 2004 is dit € 1,32



'Wij hebben belangrijke stappen gezet op weg naar Hagemeyers volledige potentieel'

Rudi de Becker | CEO

Onze beloftes nagekomen; winstgevendheid in zicht

Beste aandeelhouders en andere belanghebbenden,

In 2005 heeft Hagemeyer weer een belangrijke stap gezet op weg naar winstgevendheid. Na de ernstige operationele moeilijkheden waarmee we in sommige van onze markten in 2002 en 2003 te maken hadden, hebben we een heldere strategische visie neergezet, niet alleen voor ons herstel, maar ook om ons volledig potentieel in de toekomst te realiseren. 2004 was het jaar van overleven en wederopbouw. 2005 was het jaar van echt herstel. De doelstelling voor onze PPS activiteiten is om in 2007 een rendement op geïnvesteerd vermogen (ROIC) van 9% te realiseren. Daarna stellen we ons ten doel Hagemeyers volledige potentieel te realiseren.

Wij hebben onze gestelde doelen voor 2005 bereikt. De succesvolle afronding van Hagemeyers turnaround is in zicht en we zijn ons al aan het voorbereiden op de volgende uitdaging: versnelde winstgroei waarbij wij ons jaar na jaar sterk zullen inzetten om Hagemeyers volledige potentieel te realiseren.

- *Netto resultaat met € 83 miljoen verbeterd tot € 58 miljoen negatief*
- *Financiële positie aanzienlijk versterkt*
- *Substantiële vooruitgang in het Verenigd Koninkrijk*
- *Duitsland: marktaandeel gewonnen in teruglopende markt*
- *Start van nieuw management development programma*

Vooruitgang op alle belangrijke operationele punten, aanzienlijke verbetering van resultaten

De Groep heeft op alle belangrijke operationele punten vooruitgang geboekt. Onze autonome omzetgroei is versneld gestegen van 3,5% (niet aangepast voor aantal werkdagen) in 2004 naar 4,7% in 2005. De brutomarge is met 10 basispunten gestegen en de kosten als percentage van de omzet zijn gedaald van 23,0% naar 21,8%. Nadat we in 2004 het aantal arbeidsplaatsen (desinvesteringen en acquisities buiten beschouwing latend) met 590 FTEs hadden verminderd, hebben we het aantal arbeidsplaatsen in 2005 met nog eens 256 FTEs teruggebracht. Ook is de productiviteit van ons werkkapitaal aanzienlijk verbeterd. Ten opzichte van 2004 is het netto werkkapitaal als percentage van de netto-omzet verder gedaald met 100 basispunten. Dit alles heeft in 2005 geleid tot een aanzienlijke verdere vermindering van ons netto verlies.

Na het netto verlies in 2004 met € 154 miljoen te hebben teruggebracht (ten opzichte van 2003, volgens Nederlandse grondslagen), hebben we het in 2005 met nog eens € 83 miljoen teruggebracht, van een netto verlies van € 141 miljoen in 2004 tot een netto verlies van € 58 miljoen in 2005. Dit laatste cijfer is inclusief

PPS autonome groei


2003
2004
0,2%
4,7%
2005
7,7%
1e kwartaal
2e kwartaal
3e kwartaal
4e kwartaal

Ontwikkeling bruto-omzetresultaat PPS


23,8%
22,8%
22,6%
22,7%
2004
2005
PPS Totaal
PPS exclusief de regio's Nordics en Noord-Amerika

negatieve reële waardeaanpassingen van € 20 miljoen en net iets minder dan € 45 miljoen aan bijzondere posten. In dat licht bezien, kunnen we met enig vertrouwen stellen dat een positief resultaat ruim binnen bereik ligt. Hagemeyer heeft in de tweede helft van 2005 feitelijk al een positief netto resultaat van € 35 miljoen geboekt (exclusief reële waardeaanpassingen). Wij hebben daarom alle redenen om aan te nemen dat wij over geheel 2006 een positief netto resultaat zullen bereiken, als een volgende stap op weg naar onze PPS doelstelling van 9% ROIC in 2007.

PPS – versnelde omzetgroei

In 2004 hebben we alle problemen opgelost die in 2002 en 2003 onze bedrijfsvoering in het Verenigd Koninkrijk, de Verenigde Staten, Duitsland en Australië ontwrichtten. In 2005 hebben we ons kunnen richten op een verdere verbetering van de kernelementen van onze PPS activiteiten. We hebben ons operationeel management verder versterkt, evenals de organisatie in zijn geheel, zodat onze klantenservice weer op hoog niveau is. Onze belangrijkste bedrijfsprocessen zijn gestroomlijnd en de efficiency is verbeterd. Dit heeft geresulteerd in een aanzienlijke verbetering van de resultaten bij PPS. De autonome omzetgroei binnen PPS is versneld gestegen van 3,2% in 2004 naar 5,4% in 2005. PPS is in het vierde kwartaal met maar liefst 7,7% gegroeid, de hoogste kwartaalgroei sinds 2000. Alle belangrijke PPS werkmaatschappijen hebben in 2005 groei laten zien. De omzetgroei van 4,9% in Duitsland is met name opmerkelijk, omdat de markt voor elektrotechnische groothandel daar in 2005 bleef teruglopen.

Verbeterde brutomarge

De brutomarge bij PPS bedroeg 22,7%, een verbetering van 10 basispunten ten opzichte van 2004. De bovengemiddelde groei van de regio's met een relatief lage brutomarge (de regio Nordics en Noord-Amerika) heeft de totale PPS marge enigszins onder druk gezet. Als we de regio Nordics en Noord-Amerika buiten beschouwing laten, dan is de PPS brutomarge met 100 basispunten gestegen van 22,8% in 2004 naar 23,8% in 2005. Een verdere stijging is zeker mogelijk. Verbetering van de brutomarge blijft daarom een belangrijke prioriteit binnen de organisatie.

Kostenbasis verlaagd

Nadat in 2004 de klantenservice en de belangrijkste bedrijfsprocessen hersteld waren en de reorganisatie-initiatieven beter waren aangepast aan de realiteit van de markt, stond in 2005 een verdere verlaging van de kostenbasis hoog op de agenda. De onderliggende operationele kosten bij PPS daalden met € 34 miljoen. Als percentage van de omzet lieten de PPS operationele kosten een verbetering zien van 140 basispunten, van 22,8% in 2004 naar 21,4% in 2005.

Sterke toename van bedrijfsresultaat

Het bedrijfsresultaat voor bijzondere posten van onze PPS activiteiten steeg van € 13 miljoen negatief (0,2% negatief van de omzet) in 2004 naar € 67 miljoen positief (1,3% van de omzet) in 2005.

De belangrijkste bijdrage aan deze verbetering werd geleverd door Hagemeyer UK. Onze activiteiten in Duitsland, de Verenigde Staten en Australië lieten ook bemoedigende winstverbeteringen zien. Onze PPS business in de regio's Nordics, Spanje, Nederland, Zwitserland en Mexico bleef ook in 2005 sterk presteren.

Focus op werkkapitaal lonend

Ook de verdere verbetering van de productiviteit van het werkkapitaal in 2005 was een positieve ontwikkeling. Na een vermindering met 240 basispunten in 2004 is het gemiddelde netto werkkapitaal als percentage van de netto-omzet van onze PPS activiteiten in 2005 met nog eens 80 basispunten gedaald naar 12,6%.

Hagemeyer UK – op schema

In 2004 stelden wij dat Hagemeyers turnaround in hoge mate afhing van de turnaround in het Verenigd Koninkrijk. Wij kunnen met genoegen vaststellen dat onze onderneming in het Verenigd Koninkrijk in 2005 grote vooruitgang heeft geboekt. De operationele verliezen voor bijzondere posten zijn verder verminderd van GBP 43 miljoen (€ 63 miljoen) in 2004 naar GBP 24 miljoen (€ 35 miljoen) in 2005. Deze verbetering van GBP 19 miljoen (€ 28 miljoen) is het resultaat van een betere brutomarge en een aanzienlijke verlaging van de kostenbasis. De succesvolle reorganisatie van het logistieke model in het Verenigd Koninkrijk in 2005 heeft geleid tot een kostenbesparing van meer dan € 30 miljoen op jaarbasis. Het hele jaar door hebben wij de bedrijfsprocessen verder gestroomlijnd en de organisatie verder verbeterd.

Het managementteam in het Verenigd Koninkrijk is flink versterkt door de benoeming van een nieuwe CEO en een aantal andere nieuwe managers in sleutelposities. Daarnaast is een grotere efficiëncy bereikt in ons personeelsbestand door het aantal arbeidsplaatsen met 369 FTEs terug te brengen. We hebben er alle vertrouwen in dat de combinatie van hernieuwde omzetgroei, een verder verbeterde brutomarge en meer kostenbesparingen een positief bedrijfsresultaat zal opleveren in het Verenigd Koninkrijk in 2006.

PPS UK bedrijfsresultaat voor bijzondere posten (in € miljoen)


(63)
28
(35)
2004
Verbetering bruto-omzetresultaat en vermindering van kosten
2005

ACE – een jaar vol uitdagingen

Terwijl de teams van onze kernactiviteit Professional Products en Services (PPS) in 2005 wereldwijd goede vooruitgang hebben geboekt, hebben onze Agencies/ Consumer Electronics (ACE) activiteiten een moeilijk jaar achter de rug. In de eerste helft van het jaar verslechterde de markt voor consumentenelektronica zowel in Nederland als in Australië. Daar kwam bij dat de huizenmarkt in Australië terugliep, wat weer een negatief effect had op onze witgoedactiviteiten. De verkopen van consumentenelektronica trokken tegen het einde van het jaar echter weer aanzienlijk aan, waardoor de autonome omzetgroei van ACE in het vierde kwartaal uitkwam op 10,2%. Ondanks dit herstel in het laatste kwartaal was de autonome omzetgroei van ACE over het hele jaar 2005 4,4% negatief.

Sterkere financiële positie

In 2004 gaf Hagemeyers financiële herstructurering ons de nodige tijd een turnaround te bewerkstelligen. Financiële convenanten, die per 31 december 2005 van kracht werden, maakten deel uit van die herstructurering. In 2005 is aan deze convenanten voldaan. De netto senior schuld van de Groep daalde van € 329 miljoen aan het eind van 2004 tot € 210 miljoen op 31 december 2005, voornamelijk dankzij de uitgifte van € 135 miljoen aan achtergestelde converteerbare obligaties in maart 2005. Daarnaast werd in juli 2005 de herfinanciering en verbetering van Hagemeyers senior kredietfaciliteit afgerond. Door al deze elementen is onze financiële positie in 2005 aanzienlijk versterkt.

Plannen voor de toekomst: op weg naar Hagemeyers volledige potentieel

Op langere termijn kan Hagemeyer beter presteren dan de ROIC doelstelling van 9% voor 2007 voor de PPS activiteiten. Het behalen van deze doelstelling beschouwen wij als een verdere stap op weg naar Hagemeyers volledige potentieel.

Wij maken ons sterk om de doelstelling voor 2007 voor PPS te behalen en het rendement op geïnvesteerd vermogen (ROIC) daarna verder te verbeteren, in eerste instantie door het blijven verbeteren van de basis van onze activiteiten: klantenservice, autonome groei, brutomarge, de kosten als percentage van de omzet en productiviteit van het werkkapitaal.

Om zowel omzetgroei als een betere brutomarge te realiseren, zijn er vijf kernstrategieën ter ondersteuning van ons streven naar Hagemeyers volledige potentieel:

1. Versnellen van de groei in het industriële segment en het uitbreiden van ons producten- en dienstenaanbod (single-source concept).
2. Vergroten van ons aandeel in het segment van de kleinere en middelgrote klanten.
3. Verhogen van de toegevoegde waarde voor klanten en leveranciers.
4. Terugbrengen van het aantal leveranciers en het verstevigen van de relatie met onze strategische leveranciers.
5. Verdere stijging van de penetratie van ons eigen merk.

Groeikansen op langere termijn

Naarmate onze operationele resultaten verbeteren en onze financiële positie sterker wordt, zullen de mogelijkheden om nieuwe groeikansen te benutten ook verder toenemen. Daarom mag verwacht worden dat kleine en middelgrote acquisities in de nabije toekomst een steeds grotere rol gaan spelen, om zo winstgevende groei op de middellange en lange termijn te realiseren. Dergelijke acquisities zullen overigens alleen worden overwogen indien zij onze strategische prioriteiten volledig ondersteunen, onze financiële middelen niet te sterk aanspreken en de aandacht van het senior management niet afleiden van hun belangrijkste operationele prioriteiten.

Ontwikkeling van management en medewerkers

Bij Hagemeyer draait alles om service en onderlinge relaties. Onze mensen vormen de basis voor een blijvend concurrentievoordeel op termijn. De continue training en ontwikkeling van onze medewerkers op alle niveaus en in alle geledingen van de Groep staat dan ook hoog op onze prioriteitenlijst. Om ons te ondersteunen op onze weg naar Hagemeyers volledige potentieel, gaat in april 2006 het "Summit" programma van start, een wereldwijd ontwikkelingsprogramma voor senior managers.
Dit programma zal over 2006 en 2007 uitgerold worden. In zes sessies komen ongeveer 50 senior managers uit alle delen van Hagemeyers wereldwijde PPS organisatie bijeen. Het programma heeft drie doelstellingen:

- Het bereiken van 100% inzet om Hagemeyers volledige potentieel te realiseren;
- Het vergroten van kennis en vaardigheden van de belangrijkste spelers in onze organisatie; en
- Het verder faciliteren van benchmarking en het uitwisselen van best practices tussen de PPS werkmaatschappijen overal ter wereld.

Wij overwegen om in 2006 ook een nieuwe incentive-regeling te introduceren: 'ShareMap', bedoeld voor de belangrijkste spelers binnen de organisatie. Doel van deze nieuwe incentive-regeling is om de belangen van senior operationeel management meer direct af te stemmen op die van onze aandeelhouders en een gevoel van 'ownership' en van financiële betrokkenheid te creëren door te investeren in aandelen Hagemeyer.

Corporate governance en duurzaam ondernemen

Hagemeyer is al een van de leidende bedrijven op het gebied van naleving van de relevante beginselen en best practices van de Nederlandse Corporate Governance Code. Hagemeyer respecteert de beginselen met betrekking tot mensenrechten, werknemersrechten en de bescherming van het milieu en past deze ook toe. We zullen ons blijven inspannen om nog verder te verbeteren op deze belangrijke gebieden.

Onze Raad van Commissarissen speelt een belangrijke rol in onze governance. Graag maak ik van deze gelegenheid gebruik om, mede namens het hele Hagemeyer team, een speciaal woord van dank te richten tot Jan Kalff, die na het vervullen van het reglementaire maximum van drie termijnen van vier jaar, in de jaarlijkse Algemene Vergadering van Aandeelhouders in april 2006 zal aftreden als lid en Voorzitter van de Raad van Commissarissen. Jan is al sinds 1994 lid van de Raad van Commissarissen van Hagemeyer en Voorzitter sinds 2000. In zijn functie als Voorzitter heeft hij een belangrijke rol vervuld toen Hagemeyer succesvol door de crisis van 2003 en begin 2004 heen is geloodst. Voor mij persoonlijk waren zijn steun en advies sinds mijn aantreden begin 2004 van grote waarde. Wij allen wensen Jan het allerbeste voor de toekomst.

Vertrouwen in het behalen van een positief netto resultaat voor 2006

Onze vooruitzichten voor 2006 zijn positief. Wij verwachten niet dat onze markten zullen verslechteren. Hagemeyer start 2006 in een veel sterkere positie dan begin 2005 het geval was, met sterkere managementteams in onze bedrijven, enthousiaste en gedreven medewerkers met een winnaarsmentaliteit en een aanhoudende verbetering van de resultaten in al onze activiteiten. 2006 zou daarom een verdere omzetgroei en algehele verbetering met zich mee moeten brengen, leidend tot een positief netto resultaat voor het hele jaar.

Zoals wij er nu voor staan, is er alle reden om er vertrouwen in te hebben dat wij onze doelstelling voor 2007 zullen behalen van een ROIC van 9% voor de PPS activiteiten, als een volgende stap in de richting van Hagemeyers volledige potentieel.

Met dank aan onze mensen

Uiteindelijk ligt de sleutel van ons succes bij de deskundigheid, het enthousiasme en de inzet van onze mensen. Zoals in voorgaande jaren hebben onze medewerkers overal ter wereld een zeer waardevolle bijdrage geleverd aan onze vooruitgang. Ik wil dan ook al mijn collega's bedanken voor het fantastische werk dat zij in 2005 hebben verricht; zij geven ons vertrouwen.

Tot slot ben ik alle andere belanghebbenden bij Hagemeyer erkentelijk. Namens al onze medewerkers wereldwijd wil ik graag onze klanten, leveranciers, aandeelhouders en financiers bedanken. Hun steun was en blijft onmisbaar voor ons succes.

Met vriendelijke groet,

Rudi de Becker, CEO

Raad van Bestuur



Rudi de Becker | 1946
CEO



Tjalling Tiemstra | 1952
CFO

Rudi de Becker

Benoemd tot Chief Executive Officer van Hagemeyer in maart 2004.

In april 2004 door de Algemene Vergadering van Aandeelhouders benoemd tot lid van de Raad van Bestuur in de functie van Voorzitter. Rudi de Becker heeft de Belgische nationaliteit. Zijn zittingsperiode eindigt in 2008. Voor zijn indiensttreding bij Hagemeyer was Rudi de Becker lid van de Raad van Bestuur van Buhrmann en lid van de Raad van Bestuur van Samas. Daarvoor bekleedde hij meerdere leidinggevende operationele posities bij ondermeer Black & Decker en Xerox.

Aantal aandelen Hagemeyer per 31 december 2005: 20.000.

Tjalling Tiemstra

Trad in augustus 2002 in dienst van Hagemeyer als Chief Financial Officer.

In april 2003 door de Algemene Vergadering van Aandeelhouders benoemd tot lid van de Raad van Bestuur. Tjalling Tiemstra heeft de Nederlandse nationaliteit. Voor zijn indiensttreding bij Hagemeyer was Tjalling Tiemstra CFO bij Hollandsche Beton Groep en daarvoor bekleedde hij verschillende leidinggevende financiële en operationele posities bij Unilever.

Aantal aandelen Hagemeyer per 31 december 2005: geen.

Secretaris van de Vennootschap

Hein Bijl | 1968

Sinds 1996 werkzaam bij Hagemeyer als bedrijfsjurist. Sinds 2002 bekleedt hij de functie van Group Legal Counsel. Hein Bijl werd in 2004 benoemd tot Secretaris van de Vennootschap en Corporate Compliance Officer.

PPS Executive Committee



Rudi de Becker | 1946
CEO



Tjalling Tiemstra | 1952
CFO



Alex Wouterse | 1965
Vice President Operational Support



Fernando Cogollos | 1959
CEO Zuid-Europa



Dave Gabriel | 1958
CEO Noord-Amerika



Ulf Gundemark | 1951
CEO Nordics



John Hogan | 1961
CEO Verenigd Koninkrijk & Ierland



Robin Norris | 1950
CEO Azië-Pacific



Paul Zekhuis | 1965
CEO Centraal-Europa

Professional Products en Services (PPS)

Hagemeyers kernactiviteit is PPS. PPS betreft de hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten aan installateurs in de Constructie en Installatie (C&I) markt en industriële afnemers. Hagemeyer levert toegevoegde waarde aan PPS klanten en leveranciers door hen in staat te stellen hun eigen service te verbeteren en door hun efficiency en concurrentiekracht te vergroten. De kernactiviteit PPS vertegenwoordigt circa 93% van de totale omzet en vindt plaats in 24 landen verspreid over Europa, Noord-Amerika en Azië-Pacific.

In Europa en Australië wordt ongeveer 70% van onze PPS omzet gerealiseerd in de C&I markt, de overige 30% in de industriële markt. Hagemeyer is marktleider in Australië en is nummer 1 of 2 in de meeste van haar Europese markten. Verreweg het overgrote deel van ons assortiment bestaat uit elektrotechnische producten en materialen. Veiligheidsproducten en andere niet-elektrotechnische MRO producten vertegenwoordigen nog slechts een klein, maar gestaag groeiend, percentage van onze omzet in deze delen van de wereld.

De situatie is anders in Noord-Amerika, dat goed is voor 35% van onze totale PPS omzet. In Noord-Amerika wordt circa 85% van de PPS omzet gerealiseerd in de industriële markt, de rest in C&I. In de Verenigde Staten zijn onze C&I activiteiten geconcentreerd in het Zuidoosten en de regio mid-Atlantic. Onze Canadese en Mexicaanse bedrijven leveren uitsluitend aan industriële gebruikers. Een deel van onze activiteiten in Noord-Amerika bestaat uit integrated supply contracten. Dit houdt in dat Hagemeyer aan industriële gebruikers, veelal op locatie, hoogwaardige one-stop-shopping diensten verleent, waaronder inkoop, logistiek en voorraadbeheer voor een groot en divers aantal elektrotechnische en niet-elektrotechnische MRO producten. Door deze focus in Noord-Amerika op de industriële markt en het belang van integrated supply is ons assortiment hier veel breder dan enkel elektrotechnische materialen en leveren we ook een breed scala aan niet-elektrotechnische MRO producten, zoals veiligheidsproducten, snij-instrumenten en schuurmiddelen, hand- en elektrische machines, elektronica en smeer- en bevestigingsmiddelen.

Agencies / Consumer Electronics (ACE)

De drie bedrijven die onze Agencies / Consumer Electronics (ACE) activiteiten vormen zijn Hagemeyer Brands in Australië (HBA), Hagemeyer Cosa Liberman, gevestigd in Hong Kong (HCL), en Haagtechno, dat Panasonic en aanverwante merken in Nederland vertegenwoordigt. In 2005 was ACE goed voor 7% van de totale netto-omzet van de Groep, 6% van het gemiddeld geïnvesteerd vermogen (inclusief goodwill) en 23% van het bedrijfsresultaat voor bijzondere posten. De ACE bedrijven dragen dan ook aanzienlijk bij aan de winstgevendheid en het rendement op geïnvesteerd vermogen (ROIC) van de Groep als geheel. Wij ondersteunen de ACE bedrijven volledig bij het realiseren van hun potentieel op de markten waar zij actief zijn en bij het verder verbeteren van zowel hun bedrijfsresultaat als ROIC, op welke wijze de waardecreatie voor aandeelhouders gemaximaliseerd wordt.

Splitsing netto-omzet PPS



Netto-omzet PPS
70% C&I
30% Industrie
Europa & Azië-Pacific
Noord-Amerika
85% Industrie
15% C&I

De Hagemeyer strategie Korte-termijn prioriteiten voor onze PPS activiteiten

Hagemeyers belangrijkste prioriteit is het verder verbeteren van de bedrijfsvoering. De financiële doelstelling voor onze kernactiviteit PPS is een rendement op geïnvesteerd vermogen (ROIC) van 9% in 2007. De focus op het voldoen aan de verwachtingen van onze klanten en leveranciers door middel van uitstekende dienstverlening is de pijler die ons in staat zal stellen om onze belangrijkste resultaatsgraadmeters te behalen.

De ROIC van 9% voor PPS in 2007 verhoudt zich tot een Weighted Average Cost of Capital (WACC) van momenteel ongeveer 8%. Het geïnvesteerd vermogen is inclusief geactiveerde goodwill. Naar verwachting zal de uiteindelijke ROIC tussen de 7% en de 10% liggen, afhankelijk van in hoeverre we in staat zullen zijn onze huidige doelstellingen te realiseren: omzetgroei tussen de 3 en 5%, brutomarge 23-24%, kosten als percentage van de omzet 20%, en netto werkkapitaal als percentage van de omzet 12-13%.

Hagemeyer 2007 PPS financiële doelstellingen: rendement op geïnvesteerd vermogen (ROIC) van 9%

	2004	2005	2007 Doelstellingen
(in € miljoen)	% van netto-omzet	% van netto-omzet	% van netto-omzet
Netto-omzet	100%	100%	100%*
Bruto-omzetresultaat	22.6%	22.7%	**23% - 24%**
Operationele kosten	(22.8%)	(21.4%)	**(20%)**
Bedrijfsresultaat voor bijzondere posten	(0.2%)	1.3%	3% - 4%
Proforma belastingdruk van 26%	0.0%	(0.3%)	(1%)
Netto bedrijfsresultaat na belastingen	(0.2%)	1.0%	2% - 3%
Rendement op geïnvesteerd vermogen PPS	**(0.6%)**	**3.3%**	**7% - 10%**
Gemiddeld geïnvesteerd vermogen	31.4%	29.0%	28% - 29%
Gemiddeld netto werkkapitaal	13.4%	12.6%	**12% - 13%**
Gemiddeld geactiveerde goodwill	12.1%	11.7%	11%
Gemiddeld overige activa	5.9%	4.7%	5%

* *Uitgaande van 3-5% jaarlijkse omzetgroei*

Tot nu toe hebben wij gestaag vooruitgang geboekt in de richting van onze doelstelling van een ROIC van 9% in 2007. Onze autonome groei van 5,4% in 2005 kwam zelfs hoger uit dan het maximum van de brandbreedte van onze groeidoelstelling en de vrij trage verbetering van onze brutomarge (een verbetering van 10 basispunten in 2005) wordt gecompenseerd door een verdere verlaging van onze kosten als percentage van de omzet (een verbetering van 140 basispunten in 2005). Met een netto werkkapitaal als percentage van de omzet van 12,6% aan het einde van 2005 (80 basispunten beter dan eind 2004), hebben wij ons eerder gestelde doel van 13% voor 2007 al ruimschoots gehaald.

Onze strategieën voor de korte, middellange en lange termijn zijn alle gebaseerd op een verdere verbetering van wat wij de basis noemen, met name in onze PPS activiteiten.

Verdere verbetering van de basis

Hagemeyer heeft in 2004 en 2005 grote vorderingen gemaakt. Om de winstgevendheid nog verder te verbeteren, zijn geen ambitieuze groeiprojecten en veranderingsprogramma's nodig. Wij zijn ervan overtuigd dat er de komende jaren nog voldoende potentieel is om de basis van al onze activiteiten te blijven verbeteren. Een aantal interne groei-elementen helpt ons de PPS activiteiten te verbeteren: klantenservice, autonome omzetgroei, brutomarge, kosten als percentage van de omzet en productiviteit van het werkkapitaal. Het streven naar uitstekende dienstverlening is de basis voor alle andere verbeteractiviteiten. In 2005 was ons klantenserviceniveau in alle werkmaatschappijen weer concurrerend. In 2006 moet dat uitstekend zijn.

Uitstekende klantenservice

Bij Hagemeyer betekent uitstekende klantenservice:

- Een bijna perfecte 'DIFOT' (delivery in full, on time);
- Een breed assortiment direct leverbare producten;
- Uitstekende technische ondersteuning en instructie voor onze klanten; en
- Een klantgerichte, vriendelijke en luisterende organisatie, waarmee het gemakkelijk zaken doen is.

Uitstekende klantenservice zal worden bereikt door meer te investeren in training en technische expertise, door onze administratieve en logistieke processen verder te stroomlijnen, door onze samenwerking met leveranciers verder te verbeteren en door de controlesystemen van onze klantenservice verder te verfijnen.

Het stimuleren van omzetgroei

Na jaren van terugval is de omzet in 2004 weer gestegen met 3,2% en in 2005 zelfs versneld gegroeid met 5,4%. Blijvende omzetgroei is voor distributiebedrijven als Hagemeyer absoluut noodzakelijk. Door de omzet te verhogen tegen goede brutomarges en de kosten zo laag mogelijk te houden, verwachten we niet alleen onze financiële doelstellingen voor 2007 te behalen, maar kunnen we ook een stevige uitgangspositie innemen om in de toekomst ons volledige potentieel te benutten. Daarom is het essentieel dat we onze omzetten op winstgevende wijze laten groeien, op basis van superieure klantenservice en een dynamische en professionele verkoop- en marketingbenadering. Bij de meeste werkmaatschappijen zullen wij onze verkooporganisatie blijven uitbreiden en onze lokale dienstverlening voor de kleinere en middelgrote klanten verbeteren door de dichtheid van ons vestigingennetwerk te verhogen.

Het verbeteren van de brutomarge

De verbetering van de brutomarge voor PPS als geheel is langzamer gegaan dan verwacht. De aanzienlijke verbetering van de brutomarge in het Verenigd Koninkrijk, Duitsland en Australië, werd grotendeels tenietgedaan door een verschuiving in de samenstelling van de klantenbestanden in de regio Nordics en in Noord-Amerika. Beide regio's zagen een verschuiving naar grotere klanten die een lagere brutomarge genereren. Tegelijkertijd was de omzetgroei in de twee laatstgenoemde regio's bovengemiddeld.

Er is nog ruimte om onze brutomarges verder te verbeteren. Dit zal een van onze belangrijkste strategische prioriteiten blijven voor 2006 en daarna. De belangrijkste elementen voor de verbetering van de brutomarge zijn:

- Het verbeteren van inzichtelijkheid, management en beheer van marges in de verkooporganisatie en bij de vestigingen;
- Het verder versterken van samenwerkingsverbanden en partnerships met strategische leveranciers;
- Het verder doorvoeren van 'category management', waarbij managers verantwoordelijk zijn voor de winstgevendheid van hun productgroep of categorie, wat resulteert in een aanzienlijke productrationalisering en een geleidelijke verschuiving naar leveranciers en producten die meer winst opleveren;
- Het benutten van kostenverlagingen ten gevolge van efficiencyverbeteringen in de toeleveringsketen (bijvoorbeeld door de implementatie van regionale distributiecentra en voorraadbeheer bij de klant op locatie);
- Het beter op elkaar afstemmen van onze nationale en internationale inkoopvolumes;
- Het bevorderen van de penetratie van onze eigen merkproducten met hogere marges;
- Een slimmere prijsstelling, toegesneden op specifieke product- en klantsegmenten;
- Het verkopen van meer hoogwaardige diensten;
- Het vergroten van ons aandeel in het segment van kleinere en middelgrote klanten; en
- Het verder aanscherpen en intensiveren van het gebruik van de ABC (Activity Based Costing) systemen die in 2005 bij het merendeel van onze werkmaatschappijen geïmplementeerd zijn. Deze ABC systemen stellen ons in staat om de winstgevendheid te analyseren van een individuele klant, een klantsegment, project, leverancier of productgroep, en leiden tot specifieke initiatieven om de winstgevendheid te verbeteren.

PPS autonome groei


4,2%
4,5%
6,2%
1e halfjaar 2004
1e halfjaar 2005
2e halfjaar 2004
2e halfjaar 2005

Lagere kostenbasis

Nadat in 2004 de klantenservice weer op peil was gebracht, de terugval een halt was toegeroepen en de Groep was gestabiliseerd, hebben we in 2005 onze aandacht meer kunnen richten op het verlagen van de kostenbasis. Het belangrijkste kostenbesparingsproject in 2005 was de herstructurering van ons logistieke model in het Verenigd Koninkrijk. De sluiting van het nationale distributiecentrum in Runcorn, het uitrollen van tien regionale distributiecentra en de herstructurering van ons transportnetwerk zijn medio 2005 afgerond en hebben geresulteerd in een kostenbesparing van meer dan € 30 miljoen op jaarbasis. De verdere verbetering van de efficiency in onze organisatie blijft hoge prioriteit houden. Deze voortdurende efficiencyverbetering zal eerder een optelsom zijn van vele kleinere verbeterinitiatieven in de gehele organisatie, dan het resultaat van enkele grootschalige, mogelijk verstorende, herstructureringsprojecten.

IT-systemen

De IT-systemen in onze werkmaatschappijen presteren naar tevredenheid en er wordt nog steeds gewerkt aan het verder verbeteren van functionaliteit en efficiency. Er is geen behoefte aan één gestandaardiseerd wereldwijd IT-systeem om onze strategische doelen te bereiken. Voor de nabije toekomst staan er ook geen grote ERP vervangingen gepland. Met uitzondering van Hagemeyer in de Verenigde Staten, waar nog steeds drie verschillende IT-systemen in omloop zijn, gebruiken al onze werkmaatschappijen nu een geïntegreerd landelijk IT-systeem. Dit heeft een belangrijk concurrentievoordeel. In veel landen werkt de concurrentie vaak nog met een groot aantal verschillende IT-systemen. In de Verenigde Staten is een project van start gegaan om de twee kleinere systemen naar het hoofdsysteem te migreren, zodat er eind 2007 één volledig geïntegreerd systeem zal zijn. Dit zal niet abrupt gebeuren, maar betreft een geleidelijke overgang, zodat verstoring van de bedrijfsvoering wordt vermeden.

Logistiek

In vrijwel al onze activiteiten zullen wij onze logistieke processen verder blijven stroomlijnen. Hoewel het opvoeren van de productiviteit en het terugbrengen van de voorraden zeer belangrijke prioriteiten zijn, kunnen we dat alleen nastreven als we er tegelijkertijd in slagen onze klanten beter van dienst te zijn. Het logistieke model dat we nastreven voor de meeste van onze werkmaatschappijen is gebaseerd op een aantal kleine tot middelgrote, goedkope en flexibele regionale distributiecentra. Deze centra moeten dicht bij de klant zijn, een beperkt aantal verkooporganisaties bedienen en gemakkelijk op te zetten en aan te sturen zijn. Dit model wordt in Duitsland met succes toegepast en wordt nu ook geïmplementeerd in het Verenigd Koninkrijk, waar de eerste fase van de invoering medio 2005 werd afgerond. De komende jaren zal het ook in Spanje geïmplementeerd worden en voor andere landen worden soortgelijke plannen ontwikkeld. We zullen ons blijven inspannen voor het verder verbeteren van de efficiency en effectiviteit van onze back-office activiteiten (zoals inkoop, logistiek, staffuncties en administratieve ondersteuning) door ze te scheiden van front-office activiteiten (zoals ontwikkeling en verkoop) en ze te consolideren in competentiecentra. Andere initiatieven ter verbetering van de efficiency zullen pas worden geïmplementeerd als ze tegelijkertijd leiden tot een betere dienstverlening aan onze klanten.

Blijvende focus op Verenigd Koninkrijk

Hagemeyer UK was in 2005 nog de enige werkmaatschappij van de Groep met een negatief bedrijfsresultaat. Hoewel er aanzienlijke vooruitgang is geboekt, blijft het ombuigen van het negatieve bedrijfsresultaat van € 35 miljoen in 2005 naar winst in 2006 onze grootste uitdaging. Het leeuwendeel van onze aandacht zal in 2006 dan ook naar onze activiteiten in het Verenigd Koninkrijk blijven uitgaan. Wij hebben er alle vertrouwen in dat de volledige impact van de kostenbesparingen in 2006 als gevolg van de logistieke herstructurering in 2005 en het effect van enkele kleinere kostenbesparende maatregelen, met verdere verbeteringen van onze brutomarge en hernieuwde omzetgroei, in 2006 zullen leiden tot een positief bedrijfsresultaat voor bijzondere posten in het Verenigd Koninkrijk. Ondanks de ernstige ontwrichting van de activiteiten in 2002 en 2003 is Hagemeyers concurrentiepositie in het Verenigd Koninkrijk potentieel nog zeer sterk. Op de middellange termijn stellen wij ons daarom ten doel Hagemeyer UK in haar voormalige positie als een van de meest winstgevende werkmaatschappijen van de Groep terug te brengen.

Naar grotere winstgevendheid in Duitsland, de Verenigde Staten en Australië

Onze werkmaatschappijen in Duitsland en de Verenigde Staten hebben veelbelovende winststijgingen gerealiseerd. Beide landen hebben hun negatieve bedrijfsresultaat voor bijzondere posten over 2004 omgebogen naar een positief bedrijfsresultaat voor bijzondere posten in 2005. In Duitsland is op alle belangrijke terreinen aanzienlijke vooruitgang geboekt, terwijl de winstverbetering in de Verenigde Staten gedreven werd door omzetgroei. Voor de Verenigde Staten staan verbetering van de brutomarges, verlaging van de kosten als percentage van de omzet en hogere productiviteit van het werkkapitaal hoog op onze prioriteitenlijst voor 2006 en daarna. Ook in Australië is de winstgevendheid in 2005 verbeterd.

Wat onze activiteiten in Duitsland, de Verenigde Staten en Australië betreft, is het onze prioriteit ervoor te zorgen dat de positieve trend daar doorzet en deze landen zo snel mogelijk naar een bevredigend niveau van winstgevendheid te brengen. Onze strategie voor de regio's waar onze PPS activiteiten sterk presteren (Nordics, Spanje, Nederland, Zwitserland en Mexico), zal gericht zijn op het voortzetten van het positieve momentum in deze landen en het geven van de nodige steun om de winstgevende groei daar zelfs te versnellen.

Vijf kernstrategieën voor PPS voor de middellange termijn

Naast onze focus op verdere verbetering van de basis van onze business, hebben we vijf kernstrategieën geformuleerd om ons te helpen onze belangrijkste doelstellingen te realiseren en onze winstgevendheid op de middellange en lange termijn verder te verbeteren.

Groeiversnelling in industrie

Het versnellen van de groei in het industriële segment en het uitbreiden van het producten- en dienstenaanbod in deze sector.

De industriële markt is een aantrekkelijke markt die veel kansen biedt voor het leveren van toegevoegde waarde aan klanten en leveranciers, resulterend in betere winstmarges.

Hagemeyer heeft in het merendeel van haar markten al een solide basis voor verdere groei van haar industry business. Bovendien bestaan er aanzienlijke synergieën tussen onze C&I en onze industry business, met name op het gebied van opslag en logistiek, ondersteunende diensten en infrastructuur, IT, back-office functies en inkoop van elektrotechnische producten en materialen.

Hagemeyer beschouwt de trend bij grote en middelgrote industriële klanten om hun productie te verleggen naar lage lonen landen in Centraal en Oost-Europa, Azië en andere delen van de wereld niet als een bedreiging maar als een kans. Naar de meeste van die lage lonen landen kan Hagemeyer deze klanten gewoon volgen. Speciaal hiervoor zijn in 2005 bijvoorbeeld nieuwe activiteiten gestart in Singapore, Maleisië en Thailand. Bovendien blijft er genoeg potentieel over om ons marktaandeel te vergroten bij kleine industriële bedrijven en bij grote en middelgrote industriële ondernemingen die zich niet elders vestigen.

Single-source, one-stop-shopping

De diensten die wij aan de industriële sector verlenen variëren van de traditionele groothandelsfunctie voor elektrotechnische producten en materialen tot de integrated supply van een breed assortiment van elektrotechnische en niet-elektrotechnische Maintenance, Repair en Operations (MRO) producten, zoals veiligheidsproducten, snij-instrumenten en schuurmiddelen, hand- en elektrische machines, en smeer- en bevestigingsmiddelen. Bij de meest uitgebreide vorm van integrated supply besteedt de industriële afnemer alle MRO inkoop, logistiek en voorraadbeheer uit aan Hagemeyer. Dit concept van 'single-source, one-stop-shopping' biedt klanten de mogelijkheid het aantal MRO leveranciers drastisch te verminderen en daarmee een aanzienlijke verlaging van inkoopkosten te bewerkstelligen.

Industriële groeigebieden

Terwijl in Noord-Amerika 85% van onze omzet naar industriële afnemers gaat, is dat in Europa en Azië-Pacific 30%. In Noord-Amerika is integrated supply (d.w.z. het uitbesteden van MRO inkoop en voorraadbeheer aan distributeurs zoals Hagemeyer) al wijdverbreid. In Europa en Azië-Pacific staat integrated supply daarentegen nog in de kinderschoenen. De potentiële markt is aanwezig, maar de ontwikkeling zal geleidelijk gaan. In Noord-Amerika is Hagemeyer een van de toonaangevende leveranciers van integrated supply diensten en heeft op dit terrein expertise van wereldklasse ontwikkeld. Hagemeyer is dan ook in een sterke positie om te profiteren van de verwachte groei van integrated supply in Europa en Azië-Pacific. Dit groeipotentieel wordt verder gestimuleerd door onze wereldwijd opererende klanten in de Verenigde Staten, omdat zij het integrated supply concept exporteren naar hun werkmaatschappijen elders in de wereld. Als mondiale speler is Hagemeyer in staat deze klanten van dienst te zijn met integrated supply in de meeste landen waar zij productie-activiteiten hebben.

Potentieel voor omzetgroei

Door bovengenoemde mogelijkheden verwachten we dat de omzet aan industriële afnemers in de komende jaren harder zal groeien dan onze C&I activiteiten. Het winstpotentieel is ook groter, omdat we hierdoor meer hoogwaardige diensten kunnen aanbieden en leveren. Over de hele wereld is Hagemeyer daarom bezig haar mogelijkheden op de industriële markt verder te versterken. In veel van de landen waar wij actief zijn, houdt een belangrijk deel van de organisatie zich bezig met de behoeften van industriële afnemers. Wij zijn deze gespecialiseerde industriële oplossingen op het gebied van inkoop, logistiek, training, technische ondersteuning, klantenservice en verkoop verder aan het versterken. Bovendien breiden we bij al onze werkmaatschappijen geleidelijk ook ons niet-elektrotechnische MRO productaanbod uit om onze industriële afnemers een bredere, 'single-source' service te kunnen bieden.

2

Vergroten aandeel in segment kleine en middelgrote klanten

Het vergroten van het aandeel kleine en middelgrote klanten in onze business en tegelijkertijd het winstgevend blijven uitbouwen van onze positie bij grote en internationale klanten

Diensten voor het MKB

Hagemeyer is de nr. 1 of 2 in de meeste markten waarop zij actief is. Deze prominente positie berust veelal op een aanzienlijk marktaandeel in het zeer concurrerende segment van grote en internationale klanten. Waar dit het geval is bieden de kleine en middelgrote klanten nog veel kansen voor winstgevende groei. Tijdens de verstoring van de operationele processen in 2002 en 2003 hebben wij ook het meeste marktaandeel en de meeste omzet per klant verloren bij de kleine en middelgrote klanten. Het verhogen van de omzet per klant bij deze klanten is daarom een van onze belangrijkste prioriteiten. Uitstekende dienstverlening, een breed productaanbod met onmiddellijke beschikbaarheid, een dicht netwerk van verkoop- en servicevestigingen die lokaal persoonlijke dienstverlening bieden, en een gespecialiseerd verkoopteam dat nauwe relaties met de klanten onderhoudt zijn allemaal belangrijke succesfactoren in het MKB segment.

Grote klanten – oplossingen op maat

Onze expansie in het MKB segment zal niet ten koste gaan van onze focus op verdere winstgevende groei bij grote klanten. De sterke positie van het merendeel van onze belangrijkste werkmaatschappijen in dit segment berust op ons vermogen grote klanten oplossingen op maat te bieden. Wij bieden grote klanten expertise als het gaat om kostenbesparingen op de totale inkoop- en toeleveringsketen en integrated supply diensten, inclusief 'one-stop-shopping' voor vele MRO producten, plus de mogelijkheid de inkoop van deze producten volledig aan ons uit te besteden. Verder ondersteunen wij onze grote klanten met teams van zeer gespecialiseerde consultants op het gebied van producttoepassingen en 'supply chain', landelijk en wereldwijd geïntegreerd account management, een geïntegreerd IT-systeem in bijna alle landen waar wij opereren, elektronisch bestellen en factureren, voorraadbeheer op lokatie bij de klant, en andere logistieke en 'supply chain' diensten, toegang tot voordelig inkopen en relevante informatie om de bedrijfsvoering te verbeteren.

Global account management

Grote industriële klanten vragen in toenemende mate om wereldwijde dienstverlening. De afdeling Global Account Management, die in 2004 is opgericht voor de wereldwijde coördinatie van deze klanten, heeft in 2005 een veelbelovende hoeveelheid nieuwe business gegenereerd. Dit zal ook voor de toekomst een belangrijk aandachtsgebied blijven.

3 Meer toegevoegde waarde

Meer toegevoegde waarde voor klanten en leveranciers

Hagemeyer is meer dan alleen een traditionele groothandelaar die producten doorgeeft van leveranciers naar eindgebruikers. Wij zijn tevens in staat om klanten en leveranciers een groot aantal hoogwaardige diensten te verlenen. Dit biedt alle betrokkenen een voordeel. In plaats van het beperken van de dienstverlening tot de standaardzaken, zullen wij onze capaciteiten juist versterkt inzetten om klanten en leveranciers unieke oplossingen op maat aan te bieden. Dit zal niet alleen de efficiency en effectiviteit voor klanten en leveranciers vergroten, maar ook onze concurrentiepositie versterken en de winstgevendheid verbeteren.

Meer toegevoegde waarde

De distributie van elektrotechnische producten en materialen is Hagemeyers belangrijkste activiteit. De markt voor elektrotechnische materialen is, op langere termijn, een aantrekkelijke groeimarkt die vele mogelijkheden biedt. Voortdurend worden nieuwe elektrotechnische toepassingen ontwikkeld en innovatieve leveranciers brengen continu nieuwe elektrotechnische producten en oplossingen op de markt om beter aan de almaar groeiende behoeften van klanten te voldoen. Er is steeds meer vraag naar betere kwaliteit, duurzaamheid, betere functionaliteit en nieuwe toepassingsmogelijkheden van elektrotechnische producten. De markten voor elektrotechnische producten worden dan ook steeds diverser en complexer, niet alleen voor eindgebruikers maar ook voor leveranciers. Alleen distributeurs van wereldklasse, zoals Hagemeyer, hebben de essentiële expertise en middelen om onze leveranciers te helpen de kloof te overbruggen tussen hun Research & Development laboratoria en de eindgebruikers en zo de penetratie van hun nieuwe producten te versnellen. Bovendien zal het toenemende succes van concepten als 'single-source' en integrated supply op de industriële markten Hagemeyer reële kansen bieden om haar toegevoegde waarde verder te vergroten, ook wat betreft de levering van niet-elektrotechnische MRO producten. Het is dan ook een van onze prioriteiten om onze dienstverlening dusdanig verder te verbeteren dat leveranciers en eindgebruikers te allen tijde een hoogwaardige dienstverlening kan worden geboden op gebieden als product- en marketingondersteuning, trainingen aan eindgebruikers, technisch advies en ondersteuning, design, uitbesteden van MRO inkoop en voorraadbeheer, en consultancy diensten.

Systemen op maat

Het proces van bestellen, factureren en betalen is eveneens een belangrijk gebied waar wij voor klanten en leveranciers aanzienlijke waarde toe kunnen voegen. In onze sector zijn klanten vaak teveel tijd kwijt op zoek naar producten en leveranciers, het plaatsen van orders en het matchen van facturen. We kunnen hun kosten hiervoor verlagen door het verder uitbreiden van onze e-commerce diensten en EDI capaciteiten. Het verder verbeteren van klantvriendelijke elektronische bestel- en factureringssystemen die zijn toegesneden op de inkoopprocessen van de klant, is daarom een belangrijke prioriteit voor al onze werkmaatschappijen.

4

Consolideren van leveranciers

Het terugbrengen van het aantal leveranciers en het versterken van de relatie met strategische leveranciers

Hagemeyer streeft ernaar niet alleen waarde toe te voegen voor haar klanten maar ook voor haar leveranciers. Een belangrijk element van onze PPS strategie is dan ook om nauwer samen te werken met onze strategische leveranciers en het aantal niet-strategische leveranciers te verminderen. Deze concentratie van inkoopvolumes en een nauwere band met de belangrijkste leveranciers zal resulteren in betere inkoopprijzen en voorwaarden voor Hagemeyer, een belangrijke factor om beter te kunnen concurreren, en zal veel voordeel opleveren voor zowel Hagemeyer als onze belangrijkste leveranciers. Dit zijn enkele van de gebieden waar wij grote wederzijdse voordelen zien:

- Betere ondersteuning bij introducties van nieuwe producten;
- Beter technisch advies en producttraining voor eindgebruikers;
- Nauwere samenwerking om kosten te besparen in de 'supply chain' en het terugbrengen van niet-productieve voorraden; hieronder vallen initiatieven zoals VMI (Vendor Managed Inventories), elektronisch bestellen en factureren, en het verlagen van de transportkosten;
- Gezamenlijke verkoop- en marketinginitiatieven, waarbij de fabrikant / leverancier en onze plaatselijke verkooporganisaties op commercieel gebied nauwer met elkaar samenwerken;
- Betere afstemming van bestel- en productiecycli;
- Meer toegevoegde waarde door het vergroten van ons aanbod van producten en diensten;
- Genereren van synergieën door betere coördinatie van lokale en internationale initiatieven;
- Beter begrip voor elkaars rol en strategie; en
- Open uitwisseling van relevante gedetailleerde commerciële informatie om kansen voor markten en klanten te identificeren.

Met deze doelstellingen in het achterhoofd hebben we onze centrale internationale inkoopafdeling verder versterkt. Ons team van internationale category managers werkt zeer nauw samen met hun collega's in de werkmaatschappijen. Ze houden zich ook intensief bezig met inkoopbenchmarking en de uitwisseling van best practices tussen de werkmaatschappijen. Daarnaast zijn er aanzienlijke vorderingen gemaakt bij het implementeren van het category management concept bij de werkmaatschappijen. In het verleden hadden onze productmanagers de neiging zich alleen met de inkoop bezig te houden. Door het invoeren van category management zijn ze nu verantwoordelijk voor de winstgevendheid van hun productgroep ('category') en hebben daardoor ook een belangrijke stem als het gaat om hoofdpunten van ons marketing- en verkoopbeleid, zoals de samenstelling van het productaanbod en de prijsstelling.

5

Verhogen penetratie eigen merken

Het verder verhogen van de penetratie van onze eigen merken

De bekende traditionele merknamen van producenten vertegenwoordigen het overgrote deel van Hagemeyers omzet. Wij verwachten niet dat deze situatie in de nabije toekomst fundamenteel zal veranderen. Wij zijn vastbesloten de relatie met onze strategische leveranciers verder te versterken en onze samenwerking met hen te intensiveren. Er is echter ook een groeiende behoefte aan eigen merken. Zoals ook in veel andere sectoren te zien is, groeit de populariteit van een eigen merk op onze markten. Wij zien dit als een onstuitbare trend.

Win-win situatie

Willen wij ons concurrentievermogen behouden, dan kunnen wij het ons niet veroorloven deze ontwikkeling te negeren. Wereldwijd heeft Hagemeyer al een aantal eigen merken in haar assortiment, waarvan Newlec (elektrotechnische materialen in Europa), Lanson (elektrotechnische materialen in Australië) en Vallen (veiligheidsproducten) het populairst zijn. Bij het volgen van onze eigen-merkstrategie is het niet ons doel om agressieve prijsvechters te creëren die de concurrentiestrijd aangaan met de traditionele merknamen. Onze eigen merken zijn in de eerste plaats bedoeld om de brutomarges te verbeteren. Het zijn producten van topkwaliteit van eersteklas producenten die voor alle betrokken partijen voordeel bieden: onze klanten krijgen prima waar voor hun geld, onze leveranciers aantrekkelijke volumes en Hagemeyer realiseert een hogere brutomarge.

De doelstellingen van onze eigen merken

Samengevat willen wij met onze eigen-merkstrategie het volgende bereiken:

- Het versterken van onze concurrentiepositie door onze klanten meer waar voor hun geld en een grotere keuze te bieden.
- Het verbeteren van onze brutomarges. Veel strategische leveranciers van merkproducten leveren aan ons ook producten van onze eigen merken. Daar komt bij dat in sommige van onze markten een aantal producten onder eigen merk afkomstig is uit lage lonen landen. Dit stelt ons in staat onze brutomarges te verhogen, terwijl wij onze klanten meerwaarde en een grotere keuze bieden.

Het blijven uitrollen van producten onder eigen merken is een belangrijke pijler voor omzetgroei en verbetering van de brutomarge in de komende jaren.

Doelstellingen en strategie op de langere termijn

Groot potentieel voor verdere winstgevende groei

Wij verwachten dat Hagemeyer over het gehele jaar 2006 een positief netto resultaat zal boeken. Voor onze PPS activiteiten richten wij ons op een ROIC van 9% in 2007. Het realiseren van deze doelstellingen betekent een aanzienlijke verbetering van Hagemeyers resultaten en zal de succesvolle afronding van de turnaround markeren. Niettemin zien wij dit slechts als een eerste stap in de richting van het realiseren van Hagemeyers volledige potentieel. De komende jaren zullen de vijf kernstrategieën voor de middellange termijn steeds meer impact krijgen: versnelde groei in de industriële sector, een toename van het aantal kleine en middelgrote klanten, meer verkopen met toegevoegde waarde, consolidatie van ons leveranciersbestand, en een hogere penetratiegraad van onze eigen merken. Verder blijven wij werken aan het verbeteren van de efficiency van onze belangrijkste klantenserviceprocessen, IT, administratie en logistiek. Er zal nog jarenlang ruimte zijn voor verdere verbetering van de basis van onze bedrijfsvoering: voortdurende autonome omzetgroei gebaseerd op eersteklas service, verbeteren van de brutomarges, terugbrengen van de kosten als percentage van de omzet en een hogere productiviteit van ons werkkapitaal.

Door de continue verbetering van onze bedrijfsvoering en het verder versterken van onze financiële positie, zullen wij steeds meer in staat zijn om nieuwe groeikansen te kunnen aangrijpen. Om die reden, en naast onze autonome groeidoelstellingen, verwachten we dat acquisities in de nabije toekomst een



steeds belangrijkere rol zullen spelen. In veel landen is de elektrotechnische groothandel en de industriële MRO sector nog steeds zeer gefragmenteerd. Mogelijkheden om te consolideren zullen zich nog vele jaren voordoen. In de nabije toekomst zal Hagemeyer dan ook steeds meer belangstelling krijgen voor de acquisitie van kleine en middelgrote elektrotechnische of industriële MRO distributeurs die onze positie verder kunnen versterken en op verschillende terreinen de winstgevendheid kunnen vergroten:

- Door middel van goede gerichte acquisities van lokale spelers kunnen we onze regionale dekking verder verbeteren en onze positie in die landen waar we al prominent aanwezig zijn versterken;
- De acquisitie van lokale middelgrote distributeurs kan ons toegang verschaffen tot belangrijke landen in Europa en Azië waar Hagemeyer nog niet actief is en waar haar bedrijfsmodel op winstgevende wijze toegevoegde waarde kan bieden aan eindgebruikers en leveranciers; en
- Acquisities kunnen ons helpen de groei te versnellen van onze industriële niet-elektrotechnische MRO en integrated supply business door ons te voorzien van nieuwe mogelijkheden op het gebied van producten en dienstverlening, alsmede op het gebied van gespecialiseerde marketing-, verkoop- en logistieke oplossingen.

Dergelijke acquisities zullen echter alleen worden nagestreefd op voorwaarde dat:

- Zij onze strategisch prioriteiten volledig ondersteunen;
- Zij onze financiële middelen niet te sterk aanspreken;
- Het betrekkelijk gezonde bedrijven betreft;
- Zij de aandacht van het senior management niet afleiden van de belangrijkste operationele prioriteiten; en
- Zij gemakkelijk in de Groep geïntegreerd kunnen worden.



Onze mensen zijn de sleutel tot onze strategie

Om de weg naar Hagemeyers volledige potentieel te ondersteunen gaat in april 2006 het 'Summit' programma van start, een wereldwijd management development programma voor senior managers. Dit zal verspreid over 2006 en 2007 plaatsvinden. In zes sessies zullen ongeveer 50 senior managers uit alle delen van de wereldwijde Hagemeyer PPS organisatie bijeenkomen. De belangrijkste doelstelling van dit programma is om Hagemeyers volledige potentieel te realiseren.

Wij overwegen om in 2006 ook een nieuwe incentive-regeling te introduceren: 'ShareMap', bedoeld voor de belangrijkste spelers binnen de organisatie. Doel van deze nieuwe incentive-regeling is om de belangen van senior operationeel management meer direct af te stemmen met die van onze aandeelhouders en een gevoel van 'ownership' en van financiële betrokkenheid te creëren door te investeren in aandelen Hagemeyer.



‘Klantenservice van wereldklasse is een van onze belangrijkste aandachtspunten’

Rudi de Becker | CEO


Perfect
HAGEMEYER

Levering


HAGEMEYE

Basro Installatietechniek heeft in Nederland behoefte aan een breed assortiment aan elektrotechnische producten. 'Precies op tijd geleverd op de projectlocatie', stelt Basro's Herman Roos (kleine foto's). Andere klanten laten ons op hun eigen vestiging leveren. De bestellingen worden nauwgezet klaargemaakt in het centrale magazijn door medewerkers als Marlon Sarijoen (links). Maar klanten kunnen ook naar onze lokale vestigingen komen.

Meebewegen met klantenwensen

Toelevering in de constructie- en installatiesector is niet eenvoudig. Zeker wanneer je werkt voor klanten die uiteenlopen van kleine elektrotechnische aannemers tot zeer grote installatiebedrijven. De service moet voldoen aan veranderende behoeften. Op afroep, want de leveringen zijn een vitaal onderdeel van de projectketen. Hans Rohde weet waarover we praten. Hij is manager bij Basro, een groot installatiebedrijf in Nederland. Rohde: 'Hagemeyer levert ons het complete scala aan elektrotechnische producten, waaronder verlichting, bekabeling en kabelmanagement, circuitbescherming, installatiemateriaal, brandbestrijdingsmiddelen en veiligheidsproducten. Op dit moment plannen we de installatie van alle elektrotechnische onderdelen voor een nieuwe garage van Volvo-dealer De Jong in Rotterdam. In dit project hebben we ook voor Hagemeyer gekozen vanwege zijn speciale service unit die laagspanningsverdeelinrichtingen op maat levert. De assemblage door Hagemeyer bespaart ons veel tijd. Hagemeyer is onze voorkeursleverancier vanwege de prijs-kwaliteitsverhouding en het vermogen om exact op tijd en op locatie te leveren. Uiteraard verwachten we dezelfde excellente service en concurrerende prijsstelling als we aan de slag gaan voor de nieuwste Volvo-vestiging die momenteel gebouwd wordt.'

Gecontroleerd



Veilig!



Pemex Drilling op een boorplatform in de Golf van Mexico. Waar Hagemeyer alle veiligheidsproducten levert én de veiligheidssituatie permanent in de gaten houdt. Met experts als Erick Perez die geen risico's nemen – zoals u hier ziet. Veiligheid is ons doel; van begin tot eind. Dat bewijzen we in de meest uiteenlopende branches.

Veiligheidsdiensten – non-stop

Pemex Drilling is actief op verschillende olieplatforms in de Golf van Mexico. Juan Ignacio Ruiz, sub-manager veiligheid voor de maritieme afdeling, verklaart hoe de risico's worden gereduceerd. 'Hagemeyer-dochter Vallen is verantwoordelijk voor de levering van veiligheidsproducten als gasmaskers, brandblusmateriaal en beschermende kleding. Maar de aanwezigheid van het juiste materiaal biedt geen garantie voor de veiligheid van ons personeel en de installaties. Daarom hebben we Hagemeyer ook gevraagd om onze teams op regelmatige basis te trainen in het werken met het materiaal. Dat geeft meer zekerheid, maar bij een calamiteit heb je ook mensen nodig die precies weten wat ze moeten doen. Beter nog is het om calamiteiten te voorkomen. Daarom hebben we Hagemeyer gecontracteerd om twee experts op het platform te stationeren. Ze bewaken de veiligheidscondities, 24 uur per dag, 7 dagen per week. Door te controleren op het vrijkomen van explosieve en giftige gassen die tot ademhalingsmoeilijkheden bij onze mensen zouden kunnen leiden. En door de veiligheidsprocedures af te stemmen op de actuele omstandigheden. Zo scheppen ze een veilige en productieve werkomgeving.' Kortom, met Hagemeyer weet Pemex precies wat de kosten van veiligheid zijn. Gezien het serviceniveau en de productkwaliteit zijn deze alleszins redelijk.

Verbeterd



Bedrijfszeker



Bij Diageo – op de bottelarijafdeling in Runcorn, Noordwest Engeland – staat de continuïteit centraal. Het productietempo maakt het verschil tussen winst en verlies. Daarom rekent David Barton (links) van Diageo op Hagemeyer's expertise bij het bewaken van de vele componenten die nodig zijn om de productielijnen operationeel te houden. Hagemeyer rationaliseerde het toeleveringsproces en biedt MRO-services met bewezen meerwaarde om de continuïteit van alle productie-processen zeker te stellen.

Verhoging van de productie en efficiëntie

De naam Diageo zegt u misschien weinig. Maar hun producten kent u ongetwijfeld. De indrukwekkende fabriek in Manchester produceert wereldwijd bekende drankjes als Guinness bier en Smirnoff Ice. David Barton bij Diageo vertelt over de manier waarop Diageo de productie vroeger op peil hield. 'Voor we met Hagemeyer werkten, hadden we tien verschillende leveranciers voor materiaal, leveringen en onderhouds-diensten. Nu neemt Hagemeyer de integrale verantwoordelijkheid voor al deze taken. Ze leveren alle electrotechnische benodigdheden voor de productielijnen en verzorgen de complete MRO (Maintenance, Repair, Operations) producten. Alles wat Diageo nodig heeft, is aanwezig en gebruiksklaar. De oplossingen die Hagemeyer biedt, sluiten aan op onze veranderende behoeften. Dat begon met de rationalisatie van het leveringsproces, gevolgd door een pro-actieve aanpak om de productie te maximaliseren. Ze weten hoe ze het beste kunnen halen uit geïntegreerde toelevering en delen hun kennis met ons. Het resultaat is duidelijk: minder productieonderbrekingen en meer efficiency. De fabrieksproductie is nog nooit zo hoog geweest en onderaan de streep staat een significante kostenbesparing.'


Verhelderend

Advies



Het Puerta de America Hotel in Madrid vroeg 18 architecten om elk een verdieping te ontwerpen. Elke verdieping heeft een unieke atmosfeer waarin licht een vitale rol speelt. Daarover kunnen de specialisten van Hagemeyer alles vertellen. Links afgebeeld ziet u hoe Juan Puente (rechts) zijn kennis deelt met een van onze klanten in onze plaatselijke showroom 'City of Lights'.

Advies over verlichtingsconcepten

Een bezoek aan het Puerta de America Hotel in Madrid is in elk opzicht een verhelderende ervaring. Het gebouw heeft de skyline van de Spaanse hoofdstad ingrijpend veranderd. Elk van de achttien ingeschakelde architecten was verantwoordelijk voor het ontwerp van een verdieping in dit prestigieuze nieuwe hotel. In hun concepten – bijvoorbeeld gebaseerd op Zen – speelt het gebruik van licht een belangrijke rol. Jesús Villasevil, directeur van het Spaanse elektrotechnische bedrijf Volje, is verantwoordelijk voor het realiseren van de complexe verlichtingsconcepten. Waarom koos hij voor ABM, de werkmaatschappij van Hagemeyer in Spanje?
'We hadden niet alleen behoefte aan producten als lampen, spots, kabels en elektrotechnische componenten. De experts van ABM weten precies wat je kunt doen met elektrotechnische materialen. Bovendien kunnen we in hun showroom 'City of Lights' de mogelijkheden en effecten van verlichtingsproducten concreet beoordelen. Die combinatie van advies en demonstratie geeft ons de zekerheid dat de architectonische concepten op de best mogelijke manier doorgetrokken worden in de verlichting. ABM bedenkt niet alleen creatieve oplossingen voor licht, maar levert ook kwaliteitsproducten en advies over de beste manier om de verschillende lichtbronnen te installeren. Dat is uniek in deze sector voorzover ik weet.'

Levering





Op tijd



In de Finse stad Turku bouwt Aker Finnyards het grootste cruiseschip ter wereld. Hagemeyer levert het grootste deel van de bekabeling en de elektrotechnische componenten, vanuit een magazijn op de projectlocatie. Met experts als Petteri Laitinen die klaar staan om ter plaatse te assisteren. En die nauw contact houden om aan de dagelijkse behoeften te voldoen. Daarmee hebben we naam gemaakt in de projectwereld.

Producten op afroep leveren

Timing is cruciaal bij een complexe logistieke operatie als het bouwen van 'The Freedom of the Seas'. We hebben het over een cruiseschip dat het grootste ter wereld gaat worden. Waarom besloot Aker Finnyards tot het inschakelen van Elektroskandia, de Scandinavische werkmaatschappij van de Hagemeyer Groep? Matti Aaltonen, werkzaam bij de scheepswerf in Turku weet het antwoord. 'Er zijn meer elektrotechnische groothandelsbedrijven in Finland met een grote staat van dienst. Veel daarvan kunnen ook alle kabelproducten en elektrotechnische componenten leveren die we nodig hebben voor het schip. Maar de belangrijkste reden is dat wij zeker willen weten dat alles altijd op de juiste tijd en plaats geleverd wordt. Elektroskandia kan aan die eis voldoen. Ze werken vanuit een magazijn op onze locatie, op een paar passen afstand van het dok. Dus kunnen ze alle benodigdheden op afroep direct leveren. Daarbij praat ik over honderden kilometers kabel en duizenden elektrotechnische componenten. Voorafgaand aan de levering worden producten verwerkt tot handzame installatiepakketten die precies passen bij de specifieke projectfase. Daarmee besparen we veel tijd. In zijn algemeenheid kan ik zeggen dat Elektroskandia prima werk levert.'



'Zorgen voor een solide financiële basis om onze activiteiten op verantwoorde wijze te laten groeien'

Tjalling Tiemstra | CFO

Financieringsstrategie en structuur

De financiële herstructurering van 2004 versterkt Hagemeyers financiële positie. Het financiële raamwerk van begin 2004 was gedeeltelijk gebaseerd op een senior kredietfaciliteit met financiële convenanten die vanaf 31 december 2005 golden. Als gevolg van deze financiële convenanten moeten wij aan bepaalde ratio's voldoen ten aanzien van EBITDA voor bijzondere posten, rentelasten en netto senior schuld.

Operationele en financiële gearing

Hagemeyers kernactiviteiten worden gekenmerkt door een hoge operationele gearing. Dit betekent dat als gevolg van het relatief vaste karakter van de kostenstructuur in onze PPS activiteiten, relatief geringe wijzigingen in omzet en/of bruto-omzetresultaat kunnen leiden tot een relatief aanzienlijke verandering in EBITDA.

Vanuit financieel oogpunt gezien is ons streven gericht op een structuur die ons de benodigde sterke basis geeft om onze activiteiten op verantwoorde wijze te laten groeien, terwijl wij daarbij voldoen aan onze verplichtingen ten aanzien van onze financiers. Rekeninghoudend met mogelijke fluctuaties in bedrijfsresultaat (en EBITDA) en de kasstroom als gevolg van onze hoge operationele gearing moet onze financiële structuur de Groep kunnen ondersteunen. Wij streven er daarom naar om het aandeel van onze senior schuld dat afhankelijk is van, aan EBITDA-gerelateerde, financiële convenanten te beperken. Daarom zal de vrije kasstroom in principe eerst aangewend worden om deze aan convenanten gerelateerde schuld naar een aanvaardbaar niveau terug te brengen alvorens over te gaan tot het uitkeren van dividend.

Voldaan aan de financiële convenanten in 2005

Tot 31 december 2005 kon Hagemeyer gebruik maken van haar senior kredietfaciliteit zonder de beperkingen van financiële convenanten. Op die datum moest de netto senior schuld minder zijn dan 2,5 maal de EBITDA voor bijzondere posten over 2005. Om aan de rentedekkingsconvenant te voldoen moest de EBITDA voor bijzondere posten hoger zijn dan 1,9 maal de over 2005 betaalde interest voor onze netto senior schuld en de achtergestelde converteerbare obligaties. Ultimo 2005 bedroeg de netto senior schuld € 210 miljoen. Aan beide convenanten werd voldaan en dit brengt Hagemeyers financiële structuur dichter bij het bereiken van een niveau van financiële gearing, dat in stand kan worden gehouden.

Financiële structuur verder versterkt

Gezien de doelstelling de convenant-gerelateerde schuld zoveel mogelijk te verlagen, werd in maart 2005 € 135 miljoen (nominale waarde) aan achtergestelde converteerbare obligaties uitgegeven met een coupon van 3,5% en een looptijd tot 2012. Dit stelde ons in staat onze senior schuld te verlagen en besprekingen met vier banken te starten en af te ronden met betrekking tot een aanpassing van onze financieringsovereenkomst. Wij brachten onze schuldpositie bij deze financiers onder door onze overige leningen bij meer dan 20 andere financiers in onze senior kredietfaciliteit af te lossen.

In juli 2005 resulteerde dit in een verbeterde multicurrency senior werkkapitaalfaciliteit van € 500 miljoen en een letter of creditfaciliteit van € 115 miljoen, met een looptijd tot februari 2008 en een tariefstelling die een daling van de verhouding van netto senior schuld ten opzichte van EBITDA voor bijzondere posten vertaalt in een lager rentepercentage. De voorwaarden en garanties van de vorige senior kredietfaciliteit zijn bij deze faciliteit grotendeels gelijk gebleven. De belangrijkste convenanten zijn echter opnieuw geformuleerd en aangepast in verband met het effect van IFRS regelgeving.

Vervolgens is in februari 2006 met onze financiers overeengekomen om de ratio netto senior schuld / EBITDA voor bijzondere posten voor de resterende looptijd van de senior kredietfaciliteit te handhaven op 2,5.

Niet-IFRS cijfers

Hagemeyer gebruikt niet-IFRS cijfers om de prestatie-indicatoren met betrekking tot de kerntaken te meten. Deze Hagemeyer prestatie-indicatoren, zoals bedrijfsresultaat, worden aangegeven voor bijzondere posten. Gezien hun aard, omvang of de frequentie waarmee zij voorkomen, worden deze bijzondere posten separaat gerapporteerd teneinde een duidelijk inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en de ontwikkeling daarvan. Bovendien vormen de aangepaste cijfers de basis voor de beoordeling van de resultaten onder de voorwaarden van Hagemeyers senior kredietovereenkomst (financiële convenanten).

De volgende bijzondere posten zijn voor dit doel niet opgenomen in het bedrijfsresultaat (voor nadere details zie noot 34 in de toelichting op de geconsolideerde jaarrekening):

(€ duizend)	2005	2004
Resultaat op verkoop dochterondernemingen, deelnemingen en investeringen	8.204	44.785
Kosten herstructurering - personeelsreductie	(4.297)	(10.357)
Kosten herstructurering - PPS	(45.903)	(48.614)
Regelgeving en risicobeheersing	7.587	(11.322)
Aanpassingen van het resultaat van voorgaande jaren	-	(2.168)
Overige posten	(10.072)	(2.448)
	(44.481)	**(30.124)**

De aansluiting tussen het bedrijfsresultaat zoals gerapporteerd in de winst- en verliesrekening en de aangepaste operationele cijfers is als volgt:

(€ miljoen)	**Kerncijfers volgens IFRS 2005**	Toegerekend aan bijz. posten 2005	Kerncijfers voor bijzondere posten	**2005**	2004
Netto-omzet	5.594,6		Netto-omzet	5.594,6	5.426,7
			Autonome omzetgroei	*4,7%*	*3,5%*[1]
Bruto-omzetresultaat	1.300,7	2.5	Bruto-omzetresultaat voor bijzondere posten	1.303,2	1.257,0
			Brutomarge	*23,3%*	*23,2%*
Operationele kosten	(1.267,3)	50.2	Operationele kosten voor bijzondere posten	(1.217,1)	(1.247,5)
			Operationele kosten als percentage van de netto-omzet	*(21,8%)*	*(23,0%)*
Overige bedrijfsopbrengsten	9,8	(8.2)	Overige bedrijfsopbrengsten voor bijzondere posten	1,6	3,1
Bedrijfsresultaat	43,2	44.5	Bedrijfsresultaat voor bijzondere posten	87,7	12,6
			Bedrijfsresultaat als percentage van de netto-omzet	*1,6%*	*0,2%*

[1] gecorrigeerd voor werkdagen

Financieel overzicht 2005

Vooruitgang bij alle belangrijke prestatie-indicatoren binnen PPS

Meer dan de helft van stijging bedrijfsresultaat toe te schrijven aan autonome omzetgroei

Autonome groei is een van de belangrijkste elementen voor het bedrijfresultaat. Autonome omzetgroei geeft de omzetgroei als gevolg van prijsstijgingen en hogere verkoopniveaus weer, maar laat het effect van desinvesteringen en / of acquisities en van wisselkoersmutaties ten opzichte van de euro buiten beschouwing. Het effect van autonome omzetgroei op het bruto-omzetresultaat wordt gemeten ten opzichte van de brutomarges van het basisjaar, in dit geval 2004.

In 2005 realiseerde onze PPS activiteiten een autonome groei van 5,4%. Dit resulteerde in een absolute omzetgroei van € 253 miljoen. Dit leidde, op basis van 2004 brutomarges, tot een toename van het bruto-omzetresultaat met € 57 miljoen. Aangezien slechts een klein deel van onze operationele kosten varieert met volumes (het grootste deel van onze operationele kosten is vast) draagt het grootste deel van deze € 57 miljoen van PPS ook direct bij aan de stijging van het bedrijfsresultaat van de Groep met € 75 miljoen, van € 13 miljoen in 2004 tot € 88 miljoen in 2005.

De belangrijkste bijdragen aan deze autonome omzetgroei kwamen van onze activiteiten in Noord-Amerika, de regio Nordics en Centraal en Zuid-Europa.

- *Netto-omzet voor de Groep nam in 2005 toe tot € 5,6 miljard*
- *Autonome omzetgroei voor de Groep van 4,7%*
- *Productiviteit netto werkkapitaal PPS verbeterd van 13,4% in 2004 tot 12,6% in 2005*
- *Succesvolle uitgifte van € 135 miljoen aan achtergestelde converteerbare obligaties*
- *Senior kredietfaciliteit geherfinancierd op betere voorwaarden*

Netto-omzet van de Groep (in € miljoen)


5.427
24
(91)
253
(18)
5.595
Netto-omzet van de Groep 2004
Koers- verschillen
Desinvesteringen en acquisities
Autonome groei PPS
Autonome groei ACE
Netto-omzet van de Groep 2005

Geringe stijging PPS brutomarge met 10 basispunten naar 22,7% in 2005

Na autonome omzetgroei vormt brutomarge een van de belangrijkste prestatie-indicatoren in onze sector. Na een aantal jaren van daling is 2005 het tweede opeenvolgende jaar waarin wij een lichte verbetering kunnen melden in deze belangrijke graadmeter. Aan de verkoopkant wordt de brutomarge bepaald door de mate waarin onze bedrijven in staat zijn meerwaarde te creëren voor klanten en voor Hagemeyer. Deze meerwaarde wordt bereikt door goede prijsstelling of het kunnen leveren van de juiste producten en het bieden van de juiste

oplossingen aan die klanten die wij naar onze mening het best van dienst kunnen zijn. Aan de inkoopkant wordt de brutomarge positief beïnvloed door ons te richten op de juiste productcategorieën en het optimaliseren van het aanbod van de juiste leveranciers.
Binnen de landen kunnen veranderingen in de mix van productcategorieën met hogere en lagere brutomarges de brutomarge beïnvloeden. Op het niveau van de totale PPS activiteiten hebben veranderingen in de geografische mix tussen landen met lagere en hogere brutomarges een effect op de brutomarge.

Voor het verbeteren van de brutomarges met deze sturingsmechanismen is goede management informatie nodig en de juiste aandacht van de vele mensen op alle niveaus in de werkmaatschappijen die betrokken zijn bij de besluitvorming over de talrijke elementen die de brutomarge bepalen. In 2005 werd verdere verbetering gerealiseerd in ondersteunende systemen en de focus hierop, vooral in het Verenigd Koninkrijk en Azië-Pacific. Verbetering in management van de productcategorieën, management van winstgevendheid per klant, gebaseerd op 'activity-based costing' alsmede verbetering in het management van de samenstelling van ons leveranciersbestand en de inkoopprocessen, moeten leiden tot verdere verbeteringen in deze belangrijke waarde-aanjager.

PPS operationele kosten als % van omzet (12 maands voortschrijdend)


22,8%
22,0%
21,4%

Periode eindigend op 30 juni 2004
Periode eindigend op 31 december 2004
Periode eindigend op 30 juni 2005
Periode eindigend op 31 december 2005

Onderliggende dalingen in operationele kosten voor bijzondere posten dragen € 34 miljoen bij aan bedrijfsresultaat

Inflatie, wisselkoersmutaties en het effect van acquisities en desinvesteringen buiten beschouwing latend, bedroeg de onderliggende daling van de operationele kosten voor bijzondere posten in 2005 € 34 miljoen, ondanks de opwaartse druk als gevolg van autonome omzetgroei. Circa € 20 miljoen van die onderliggende besparing werd tenietgedaan door kostenstijgingen als gevolg van inflatie. Ongeveer de helft van deze onderliggende kostendaling werd gerealiseerd in het Verenigd Koninkrijk, vooral door de sluiting van ons nationale distributiecentrum in Runcorn in juni 2005. Ook in de Verenigde Staten (verbeterde kostencontrole) en Duitsland (vol jaar besparing als gevolg van herstructurering in 2004) was sprake van kostendaling.

Operationele kosten als percentage van de omzet namen met 1,4% af, van 22,8% tot 21,4%

De afname van de operationele kosten voor bijzondere posten als percentage van de omzet met 1,4% leverde de belangrijkste bijdrage aan de verbetering van het bedrijfsresultaat voor bijzondere posten als percentage van de omzet met 1,5%, van 0,2% negatief in 2004 tot 1,3% positief in 2005. Deze afname van de operationele kosten als percentage van de omzet werd veroorzaakt door een verbetering van de productiviteit als gevolg van hogere omzet met eenzelfde kostenbasis en bovengenoemde onderliggende kostenreducties.

Netto werkkapitaal als % van de omzet per PPS regio


20%
18%
16%
14%
12%
10%
1e kw 2004
2e kw 2004
3e kw 2004
4e kw 2004
1e kw 2005
2e kw 2005
3e kw 2005
4e kw 2005
PPS Totaal
PPS Duitsland
PPS Noord-Amerika
PPS Verenigd Koningrijk
PPS Overig Europa
PPS Azië-Pacific

Productiviteit PPS werkkapitaal verder verbeterd

Verbetering van werkkapitaalproductiviteit, uitgedrukt als 12 maanden voortschrijdend gemiddeld netto werkkapitaal als percentage van 12 maanden omzet, blijft een van de belangrijkste elementen voor waardecreatie en het verder versterken van onze financiële structuur. Verbetering van werkkapitaal moet uiteindelijk de absolute groei van de omzet en vervolgens EBITDA mogelijk maken, terwijl de toename van de in het werkkapitaal geïnvesteerde middelen beperkt zal zijn. Dit zal de ratio netto senior schuld / EBITDA verder doen verbeteren, de financiële slagkracht vergroten, middelen voor verdere groei creëren en de ROIC verbeteren.

Onze activiteiten in het Verenigd Koninkrijk leverden de belangrijkste bijdrage aan de verbetering van de gemiddelde PPS werkkapitaalproductiviteit van 13,4% in 2004 tot 12,6% in 2005, in het bijzonder door het terugbrengen van de voorraden en het verhogen van de post crediteuren. Verdere verbeteringen in de productiviteit van het PPS werkkapitaal moeten komen uit een nadere analyse van producten die onvoldoende bruto-omzetresultaat genereren in verhouding tot de investering in de gemiddelde voorraad van deze producten. Wij zullen doorgaan met onze inspanningen om crediteuren en debiteuren met elkaar in balans te brengen waardoor ons monetaire werkkapitaal verlaagd wordt.

Duidelijke vooruitgang op weg naar het realiseren van de 9% ROIC doelstelling voor PPS in 2007

Alle waardebepalende elementen hebben bijgedragen aan de vooruitgang die geboekt is op weg naar het realiseren van onze doelstelling voor 2007 van een ROIC van 9% voor PPS. In 2005 verbeterde de brutomarge van 22,6% tot 22,7%; de operationele kosten voor bijzondere posten als percentage van de omzet namen af van 22,8% tot 21,4%. Dit resulteerde in een verbetering van het bedrijfsresultaat voor bijzondere posten als percentage van de omzet van 0,2% negatief tot 1,3% positief. Dit, in combinatie met een daling van het netto werkkapitaal en vaste activa als percentage van de omzet, heeft een verbetering van de ROIC tot gevolg van 0,6% negatief in 2004 tot 3,3% positief in 2005.

Ontwikkeling aantal FTE's

	2005	2004
Begindatum (per 1 januari)	**17.680**	**19.057**
Ontwikkeling aantal FTE's in gecontinueerde activiteiten		
PPS Europa	(335)	(275)
PPS Noord-Amerika	118	(251)
PPS Azië-Pacific	(15)	0
ACE	(15)	(38)
Hoofdkantoor en overige	(9)	(26)
	(256)	**(590)**
Reductie aantal FTE's als gevolg van netto effect van desinvesteringen en acquisities	**(215)**	**(787)**
Totale reductie in FTE's in de periode	**(471)**	**(1.377)**
Einddatum (per 31 december)	**17.209**	**17.680**

ACE autonome groei (niet aangepast voor werkdagen)


3,9%
(2,7%)
(12,1%)
2,6%
1e halfjaar 2004
1e halfjaar 2005
2e halfjaar 2004
2e halfjaar 2005

Omzetdaling ACE gestopt in vierde kwartaal

De autonome omzetgroei van onze Agencies/Consumer Electronics (ACE) activiteiten was negatief in 2005, voornamelijk als gevolg van prijsdruk in bepaalde sectoren van consumentenelektronica. De daling van de omzet in het eerste halfjaar werd in het tweede halfjaar gekeerd met sterke autonome groei in het vierde kwartaal. Hagemeyer beëindigde in 2005 haar betrokkenheid bij de Fuji film activiteiten in Nederland. Aandacht voor werkkapitaal leidde tot een verbetering in de werkkapitaal productiviteit van 20,4% tot 18,2%.

Andere resultaatsbepalende elementen van de Groep

Ontwikkeling aantal arbeidsplaatsen

Het aantal arbeidsplaatsen per 31 december 2005 bedroeg 17.209, ten opzichte van 17.680 ultimo 2004. Van de daling van het aantal arbeidsplaatsen met 471 in 2005, hebben er 215 betrekking op de desinvesteringen van Hagemeyer Asia Pacific Electronics en de activiteiten van Fodor (Fuji Film) en Servicom in Nederland. In PPS Europa droegen het Verenigd Koninkrijk (sluiting Runcorn en terugbrengen personeelsbestand van het hoofdkantoor) en Duitsland (implementatie van regionale distributiecentra) aan de daling bij met 335 arbeidsplaatsen, gedeeltelijk tenietgedaan door een toename van het aantal arbeidsplaatsen in de regio Nordics en Noord-Amerika in verband met hogere omzetniveaus.

Kasstroom

De vrije kasstroom voor desinvesteringen en acquisities was € 3 miljoen positief in 2005 (2004: € 63 miljoen negatief). De verbetering ten opzichte van het vorige jaar is het gevolg van een beter bedrijfsresultaat, evenals lagere bijzondere posten en netto interest en vergelijkbare lasten. Deze verbeteringen werden

Aansluiting kasstroom (in € miljoen)


134
(12)
11
(30)
(70)
(8)
(22)
3
16
19
EBITDA voor bijzondere posten 2005
Mutatie in netto handels-kapitaal
Mutatie in overig werkkapitaal en voorzieningen (voor bijzondere posten)
Netto investering in materiële activa
Netto rente en soort-gelijke kosten
Belastingen
Bijzondere posten
Vrije kasstroom 2005
Kasstroom uit acquisities en desinvesteringen
Vrije kasstroom na acquisities en desinvesterigen 2005

gedeeltelijk tenietgedaan door een stijging van het absolute werkkapitaal tussen jaareinde 2004 en jaareinde 2005 en hogere netto investeringen in materiële vaste activa. De kasstroom uit acquisities en desinvesteringen meegerekend bedroeg de vrije kasstroom in 2005 € 19 miljoen. Deze vrije kasstroom na acquisitie en desinvesteringen werd aangewend om de netto senior schuld verder terug te brengen.

Bijzondere posten (niet-IFRS cijfers)

We vinden het belangrijk de bijzondere posten apart te rapporteren, gedeeltelijk omdat twee van de belangrijkste financiële convenanten in onze senior kredietfaciliteit, evenals de daarmee verbandhoudende prijsstelling, gebaseerd zijn op EBITDA voor bijzondere posten. Voor dit doel zijn bijzondere posten in onze jaarrekening 2004, opgemaakt onder Nederlandse grondslagen, gedefinieerd als 'baten of lasten verbandhoudend met de normale bedrijfsuitoefening, die gezien hun aard, omvang of frequentie waarmee ze voorkomen, apart gerapporteerd moeten worden teneinde een duidelijk inzicht te geven in het resultaat uit gewone bedrijfsuitoefening of de ontwikkeling daarvan'.

In 2005 bedroegen de netto bijzondere posten in totaal € 44 miljoen, waarvan € 39 miljoen verband houdt met de logistieke herstructurering bij Hagemeyer UK, met name de sluiting van het nationale distributiecentrum in Runcorn en daarmee verbandhoudende herstructurering. Een aantal bijzondere voorzieningen werd getroffen en lasten genomen voor leegstaand onroerend goed en beëindiging van leasecontracten en voor het terugbrengen van het aantal arbeidsplaatsen in andere regio's. Voor nadere details wordt verwezen naar pagina 38 en noot 34 van de geconsolideerde jaarrekening.

Ontwikkeling netto senior schuld (in € miljoen)



(329)
(18)
3
135
15
(16)
(210)
Netto senior schuld ultimo 2004
Koers-verschillen
Vrije kasstroom
Uitgifte converteerbare obligaties
Desinvesteringen en acquisities
Betalingen financiële leases
Netto senior schuld ultimo 2005

Financiële lasten

De netto rentelasten, zoals omschreven in de definitie van onze bankconvenanten, zijn met € 12 miljoen afgenomen van € 55 miljoen in 2004 tot € 43 miljoen in 2005 als gevolg van een lagere gemiddelde rentedragende schuld (van € 767 miljoen in 2004 tot € 621 miljoen in 2005), de uitgifte van € 135 miljoen (nominale waarde) aan achtergestelde converteerbare obligaties met een coupon van 3,5% in maart 2005 en het effect van de heronderhandelde rentetarieven in de senior kredietfaciliteit vanaf juli 2005.

De overige financiële lasten werden beïnvloed door de boetebetalingen aan de schuldeisers in de VS na de herfinanciering in 2005, evenals daarmee verbandhoudende kosten.

Tussen 1 januari en 30 november 2005 had de reële-waardeaanpassing van de optiecomponent van de achtergestelde converteerbare obligaties een belangrijk negatief effect (€ 20 miljoen) op de financiële baten en lasten. Met ingang van 1 december 2005, deed Hagemeyer afstand van haar 'cash alternative election'-recht bij de achtergestelde converteerbare obligaties. Als gevolg daarvan zal geen verdere herwaardering van de optiecomponenten ten laste of ten gunste van de winst- en verliesrekening worden gebracht.

Belastingen

De verbetering van het resultaat voor belastingen in landen waar we geen of slechts beperkte verliescompensatiemogelijkheden hebben, heeft geresulteerd in een hogere acute belastinglast. Dit is gedeeltelijk gecompenseerd door een daling in de latente belastingverplichtingen en een stijging van de latente belastingvorderingen omdat wij verwachten dat ons resultaat voor belastingen zal blijven verbeteren in landen waar wij over verliescompensatiemogelijkheden beschikken.

Stijging in eigen vermogen sterk beïnvloed door afstand van 'cash alternative election'-recht bij achtergestelde converteerbare obligaties

Hagemeyer heeft per 1 december 2005 afstand gedaan van haar 'cash alternative election'-recht zoals nader omschreven in de van toepassing zijnde trustaktes met betrekking tot haar twee converteerbare obligatieleningen. Dit heeft geleid tot een herrubricering van € 90 miljoen aan daarmee verbonden verplichtingen naar het eigen vermogen. Het positieve effect van wisselkoersmutaties op het vermogen in buitenlandse werkmaatschappijen resulteerde in een toename van het eigen vermogen met € 48 miljoen. Toewijzing van het netto verlies over 2005 leidde tot een daling in het eigen vermogen met € 58 miljoen.

Herstructurerings- en reorganisatievoorzieningen

Gedurende het verslagjaar werd € 17 miljoen van de herstructurerings- en reorganisatievoorzieningen gebruikt. Dit hield voornamelijk verband met betalingen met betrekking tot aanwezige leegstand en het terugbrengen van het aantal arbeidsplaatsen. Toevoegingen aan de herstructurerings- en reorganisatievoorzieningen hielden verband met specifieke herstructureringsprogramma's, evenals nieuwe en herziene voorzieningen voor leegstand.

Mutaties in het eigen vermogen (in € miljoen)


649
Eigen vermogen per 31 december 2004
Netto resultaat 2005
50
Koersverschillen en beloning obv aandelen 2005
90
Geherwaardeerd eigen vermogenscomponent van de converteerbare obligaties
731
Eigen vermogen per 31 december 2005

Vooruitzichten

Hagemeyers vooruitzichten voor 2006 en 2007 zijn als volgt:

- Voor het gehele jaar 2006 verwachten wij:
  - Een positief netto-resultaat te realiseren;
  - Minder dan € 20 miljoen aan bijzondere posten te boeken;
  - Een positieve vrije kasstroom voor desinvesteringen en acquisities te realiseren;
  - Te voldoen aan de financiële convenanten van onze senior kredietfaciliteit;
  - Een positief bedrijfsresultaat vóór bijzondere posten in het Verenigd Koninkrijk te realiseren.

- Voor 2007 blijft de doelstelling voor onze kernactiviteit PPS om een 'Return on Invested Capital' (ROIC) van 9% te realiseren ten opzichte van een 'Weighted Average Cost of Capital' (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen de 7% en 10% en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de brutomarge te realiseren.

Professional Products en Services (PPS)

Kerncijfers (voor bijzondere posten) [1]

(in € miljoen)	2005	2004
Netto-omzet	5.193	4.988
Autonome groei	*5,4%*	*3,2%*
Bruto-omzetresultaat	1.179	1.125
Brutomarge	*22,7%*	*22,6%*
Operationele kosten	(1.113)	(1.139)
Operationele kosten als % van de netto-omzet	*(21,4%)*	*(22,8%)*
Overige bedrijfsopbrengsten	1	2
Bedrijfsresultaat voor bijzondere posten	67	(12)
Bedrijfsresultaat als % van de netto-omzet	*1,3%*	*(0,2%)*
Gemiddeld geïnvesteerd vermogen	1.405	1.465
Gemiddelde goodwill	509	505
Gemiddelde overige activa	244	293
Gemiddeld netto werkkapitaal	652	667
Gemiddeld netto werkkapitaal als % van 12 maanden netto-omzet	*12,6%*	*13,4%*
Aantal vestigingen	1.099	1.101
Aantal werknemers	16.164	16.517

[1] *Inclusief hoofdkantoorkosten en overige kosten*

Aan het begin van 2006 verkeren de PPS activiteiten in een veel sterkere positie dan een jaar geleden. De kwaliteit van de klantenservice en de beschikbaarheid van producten zijn nu bij al onze werkmaatschappijen eersteklas en al onze systemen en belangrijke processen functioneren goed. Onze management teams zijn verder versterkt, vooral in het Verenigd Koninkrijk, en onze mensen zijn zeer gemotiveerd en enthousiast om de uitdagingen die voor ons liggen aan te gaan. Wij hebben alle reden om 2006 vol vertrouwen tegemoet te zien.

Resultaten in 2005

Omzetgroei wint momentum

De autonome omzetgroei in onze kernactiviteit PPS nam versneld toe van 3,2% in 2004 tot 5,4% in 2005. Naar schatting circa 3% van de autonome omzetgroei over het jaar is toe te schrijven aan prijsstijgingen, die met name voor kabelproducten aanzienlijk waren. De omzet nam in het tweede halfjaar met 6,2% toe ten opzichte van 4,5% over het eerste halfjaar. Met een autonome groei van 7,7% in het vierde kwartaal realiseerde PPS de hoogste autonome omzetgroei in enig kwartaal sinds 2000. Bij alle belangrijke PPS werkmaatschappijen was sprake van omzetgroei. Spanje, de regio Nordics, Duitsland, Zwitserland, de Verenigde Staten, Canada en Mexico realiseerden sterke omzetstijgingen.

PPS netto-omzet (in € miljoen)


4.988
15
(63)
253
5.193
PPS netto-omzet 2004
Koers-verschillen
Desinvesteringen en acquisities
Autonome groei
PPS netto-omzet 2005

De omzetgroei bij onze onderneming in het Verenigd Koninkrijk bleef beperkt, vooral als gevolg van de drastische herstructurering van het logistieke netwerk in het eerste halfjaar. In Australië stond de omzetgroei enigszins onder druk door een vertraging in de woningbouwmarkt. Ook onze activiteiten in China, Rusland, Polen en de Baltische Staten ontwikkelden zich positief.

PPS autonome groei


4,1%
4,8%
7,7%
5,4%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

Blijvende aandacht voor brutomarge

In vergelijking met 2004 verbeterde onze brutomarge met 10 basispunten naar 22,7%. In het eerste halfjaar van 2005 was de brutomarge van 22,6% 20 basispunten lager dan in het eerste halfjaar van 2004. De brutomarge van het tweede halfjaar 2005 verbeterde naar 22,8%, ofwel 40 basispunten hoger dan in de vergelijkbare periode in 2004. De daling van de brutomarge is tot stilstand gebracht, maar de verbetering gaat langzamer dan verwacht. De talrijke initiatieven die gedurende het jaar werden geïmplementeerd om de brutomarge te verbeteren werden gedeeltelijk tenietgedaan door een verschuiving in de samenstelling van de klantenbestanden in bepaalde landen. Vooral de regio Nordics en Noord-Amerika waren succesvol in het segment van de grotere klanten. In dit segment zijn de marges echter lager. De omzetgroei in deze lagere marge landen was bovengemiddeld en dit had een stijging van hun aandeel in de totale onderneming tot gevolg.

De brutomarges bij al onze overige grotere werkmaatschappijen verbeterden. Deze verbetering was het duidelijkst in het Verenigd Koninkrijk, Duitsland en Australië. De regio Nordics en Noord-Amerika buiten beschouwing latend is de brutomarge van PPS met 100 basispunten verbeterd van 22,8% in 2004 tot 23,8% in 2005.

Er is nog steeds veel ruimte om onze brutomarges te verbeteren. Verbetering van de brutomarge zal daarom een belangrijke prioriteit blijven binnen de hele organisatie. Naast initiatieven om de brutomarge te verbeteren aan de inkoop-

PPS operationele kosten (in € miljoen)


1.139
2
(15)
21
(34)
1.113
PPS operationele kosten 2004
Koers-verschillen
Desinvesteringen en acquisities
Inflatie-gerelateerd
Onderliggende kosten-besparing
PPS operationele kosten 2005

en de verkoopkant, zal een geleidelijke vergroting van het aandeel van de middelgrote en kleine klanten in onze activiteiten een belangrijk element zijn om de brutomarge en de winstgevendheid over het algemeen verder te verbeteren. Dit is de komende jaren een belangrijke prioriteit.

Aanzienlijke vermindering kostenbasis

Na het herstel van de klantenservice en de belangrijkste bedrijfsprocessen in 2004 en beter op de realiteit van de markt afgestemde herstructureringsinitiatieven, stond het verder terugbrengen van de onderliggende kostenbasis hoog op onze agenda voor 2005. De operationele kosten daalden van € 1.139 miljoen in 2004 tot € 1.113 miljoen in 2005. Deze afname met € 26 miljoen was als volgt samengesteld: een toename met € 2 miljoen als gevolg van wisselkoersmutaties, € 15 miljoen negatief netto effect van acquisities en desinvesteringen en een onderliggende kostendaling van € 34 miljoen, gedeeltelijk tenietgedaan door kosteninflatie van € 21 miljoen. De onderliggende kostenbesparing was het





resultaat van besparingen op personeelskosten en vrachtkosten, voornamelijk in het Verenigd Koninkrijk. De operationele kosten van PPS als percentage van de omzet verbeterde met 140 basispunten van 22,8% in 2004 tot 21,4% in 2005.

Het effect van desinvesteringen en acquisities buiten beschouwing latend, was in 2005 sprake van een daling van het aantal arbeidsplaatsen bij PPS met 232 FTE's. De grootste bijdrage werd geleverd door Hagemeyer UK, met een daling van het aantal arbeidsplaatsen met 369 FTE's. Dit werd enigszins tenietgedaan door het aantrekken van nieuw personeel in Noord-Amerika en in de regio Nordics in verband met hogere omzetniveaus.

Bedrijfsresultaat € 79 miljoen beter

Het bedrijfsresultaat voor bijzondere posten voor onze PPS activiteiten verbeterde van € 12 miljoen negatief (0,2% negatief als percentage van de omzet) in 2004 tot € 67 miljoen (1,3% als percentage van de omzet), een verbetering met € 79 miljoen. Aangepast voor desinvesteringen en wisselkoersmutaties, verbeterde het bedrijfsresultaat in 2005 met € 74 miljoen ten opzichte van 2004, vooral als gevolg van hogere omzetten en lagere kosten.

Verbetering werkkapitaalproductiviteit

Het beheer van crediteuren, debiteuren en voorraden is aanzienlijk verbeterd. Het netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend) voor PPS verbeterde met 80 basispunten van 13,4% in 2004 tot 12,6% in 2005. Er blijft ruimte voor verdere verbetering, vooral op het gebied van voorraadbeheer. In de komende jaren blijft het verder verbeteren van de werkkapitaalproductiviteit daarom een belangrijke prioriteit.

2006: volledig herstel

Onze vooruitzichten voor 2006 zijn positief. Hoewel sommige voorspellingen een vertraging van de markt aangeven in een beperkt aantal landen waarin wij actief zijn, verwachten wij niet dat onze markten zullen verslechteren. In 2005 heeft Hagemeyer weer een belangrijke stap naar volledig herstel gezet. In 2005 lag onze prioriteit bij een verdere aanzienlijke vermindering van de verliezen in het Verenigd Koninkrijk. Wij hebben het negatieve bedrijfsresultaat voor bijzondere posten in het Verenigd Koninkrijk aanzienlijk teruggebracht ten opzichte van 2004 en wij verwachten een positief bedrijfsresultaat voor bijzondere posten voor 2006. De situatie blijft ook positief bij de andere werkmaatschappijen die in 2002 en 2003 te maken hadden met verstoring van de bedrijfsvoering (de Verenigde Staten, Duitsland en Australië). Zij verbeterden in 2005 allemaal hun winstgevendheid. Bij de PPS bedrijven die sterke resultaten realiseren (de regio Nordics, Spanje, Nederland, Zwitserland en Mexico), is alles erop gericht er voor te zorgen dat ze sterk blijven presteren.

Professional Products en Services (PPS) Europa

Kerncijfers (voor bijzondere posten)

(in € miljoen)	2005	2004
Netto-omzet	3.449	3.334
Autonome groei	*4,9%*	*3,3%*
Bruto-omzetresultaat	790	749
Brutomarge	*22,9%*	*22,5%*
Operationele kosten	(723)	(751)
Operationele kosten als % van de netto-omzet	*(21,0%)*	*(22,5%)*
Overige bedrijfsopbrengsten	1	1
Bedrijfsresultaat voor bijzondere posten	68	(2)
Bedrijfsresultaat als % van de netto-omzet	*2,0%*	*(0,1%)*
Gemiddeld geïnvesteerd vermogen	761	831
Gemiddelde goodwill	191	191
Gemiddelde overige activa	183	206
Gemiddeld netto werkkapitaal	387	434
Gemiddeld netto werkkapitaal als % van 12 maanden netto-omzet	*11,2%*	*13,0%*
Aantal vestigingen	576	564
Aantal werknemers	9.766	10.101

Vier regio's

In Europa zijn onze PPS activiteiten onderverdeeld in vier regio's:

- Centraal Europa met Duitsland, Nederland, Zwitserland en Oostenrijk. De activiteiten in de Tsjechische Republiek rapporteren aan Duitsland;
- Nordics, met Zweden, Noorwegen en Finland. De activiteiten in China, Rusland, de Baltische staten en Polen vallen ook onder de regio Nordics;
- Verenigd Koninkrijk en Ierland; en
- Zuid-Europa, dat Spanje betreft.

PPS Europa vertegenwoordigt 66% van onze totale PPS omzet in 2005 (2004: 67%).

Aanzienlijke verbetering winstgevendheid

De netto-omzet over 2005 bedroeg € 3.449 miljoen, een verbetering van € 115 miljoen ten opzichte van 2004. Wisselkoersmutaties hadden een negatief effect van € 9 miljoen op de omzet. Door het netto effect van desinvesteringen en acquisities nam de omzet met € 19 miljoen af.

PPS Europa netto-omzet (in € miljoen)


3.334
(9)
(19)
143
3.449
PPS Europa netto-omzet 2004
Koers-verschillen
Desinvesteringen en acquisities
Autonome groei
PPS Europa netto-omzet 2005

De autonome groei voor 2005 was 4,9% (€ 143 miljoen). De omzetgroei versnelde van 4,6% in het eerste halfjaar tot 5,1% in de tweede helft van het jaar.

Het bruto-omzetresultaat over 2005 bedroeg € 790 miljoen, een stijging van € 41 miljoen ten opzichte van 2004. De brutomarge nam met 40 basispunten toe van 22,5% in 2004 tot 22,9% in 2005. Ten opzichte van 2004 genereerde de regio Nordics bovengemiddelde groei in activiteiten met een lagere brutomarge. Dit werd meer dan gecompenseerd door betere brutomarges in het Verenigd Koninkrijk, Duitsland, Zwitserland en Oostenrijk.

De operationele kosten namen af van € 751 miljoen in 2004 tot € 723 miljoen in 2005. Wisselkoersmutaties hadden een positief effect van € 3 miljoen. Als gevolg van desinvesteringen namen de operationele kosten af met € 8 miljoen. De onderliggende kostenbesparing was € 29 miljoen. Deze kostenbesparingen, die met name gerealiseerd werden in het Verenigd Koninkrijk en Duitsland, werden gedeeltelijk tenietgedaan door aan inflatie-gerelateerde kostenstijgingen van circa € 12 miljoen.

PPS Europa operationele kosten (in € miljoen)


751
(3)
(8)
12
(29)
723
PPS Europa operationele kosten 2004
Koers-verschillen
Desinvesteringen en acquisities
Inflatie-gerelateerd
Onderliggende kosten-besparing
PPS Europa operationele kosten 2005

PPS Europa autonome groei


3,6%
3,2%
7,1%
4,9%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

Het aantal arbeidsplaatsen in PPS Europa nam ten opzichte van jaareinde 2004 af met 335 FTE's tot 9.766 per 31 december 2005. Hagemeyer UK (daling met 369 FTE's) en Duitsland (daling met 74 FTE's) leverden de grootste bijdrage. Het aantal arbeidsplaatsen in de regio Nordics en in Spanje nam toe in verband met omzetgroei.

Het bedrijfsresultaat voor bijzondere posten verbeterde van € 2 miljoen negatief in 2004 tot € 68 miljoen positief in 2005. Hagemeyer UK leverde met € 70 miljoen de grootste bijdrage aan deze verbetering. Ook de bijdrage van Duitsland was aanzienlijk. Aangepast voor desinvesteringen en wisselkoersmutaties bedroeg de verbetering € 62 miljoen.

Het gemiddelde netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend) voor PPS Europa verbeterde van 13,0% in 2004 tot 11,2% in 2005.

Belangrijke stap richting winstgevendheid in het Verenigd Koninkrijk

Hagemeyer UK is onze grootste onderneming in Europa. Het heeft een leidende positie in de Britse markt. Hagemeyer UK bestaat uit vier grotere bedrijven: Newey & Eyre, WF, Parker Merchanting en Hagemeyer Ireland. Hagemeyer UK was in het verleden een van de meest succesvolle en winstgevende ondernemingen van de Groep, tot dat de gelijktijdige introductie van een nieuw IT systeem en een gecentraliseerd logistiek model de activiteiten ontwrichtten in de laatste maanden van 2002 en in 2003. Dit resulteerde in een ernstige verliessituatie in 2003. De meeste operationele problemen manifesteerden zich bij Newey & Eyre, onze belangrijkste onderneming in het Verenigd Koninkrijk.

Regionale logistiek

De IT problemen in het Verenigd Koninkrijk waren midden 2004 opgelost en het systeem werkt weer naar tevredenheid. De klantenservice is weer terug op een concurrerend niveau. Het gecentraliseerde logistieke model, gebaseerd op ons nationale distributiecentrum in Runcorn (dicht bij Manchester) voldeed niet aan



de verwachtingen. Het klantenserviceniveau bij Newey & Eyre kon slechts op peil worden gehouden door gebruik te maken van een groot aantal tijdelijke krachten in Runcorn. Bovendien leidden de vele spoedzendingen tussen de vestigingen tot buitensporig hoge vrachtkosten. Hierdoor konden wij onze kostenbasis in het Verenigd Koninkrijk niet verder terugbrengen. Daarom werd besloten het nationale distributiecentrum in Runcorn te sluiten en over te gaan op een meer gedecentraliseerd, eenvoudiger en flexibeler systeem, gebaseerd op een aantal regionale distributiecentra.

Nieuwe benoemingen

Om een zo ingrijpende logistieke herstructurering succesvol te implementeren werd in januari 2005 een nieuwe, interim CEO voor Hagemeyer UK benoemd met een brede ervaring in het herstructureren van logistieke bedrijven. De sluiting van Newey & Eyre's nationale distributiecentrum in Runcorn, het uitrollen van 10 regionale distributiecentra en de herstructurering van het transportnetwerk werd midden 2005 afgerond, aanzienlijk voor op schema. De implementatie van het nieuwe logistieke model heeft geleid tot een verder verbeterde en veel stabielere klantenservice, een breder productaanbod, lagere voorraadniveaus en een kostenbesparing van meer dan € 30 miljoen op jaarbasis. Na de succesvolle afronding van zijn opdracht heeft de interim CEO in augustus 2005 de onderneming verlaten. Naast de herstructurering van onze logistiek zijn wij gedurende 2005 doorgegaan met het verder stroomlijnen van onze processen en het verbeteren van onze organisatie. Het management team in het Verenigd Koninkrijk is aanzienlijk versterkt met de benoeming van een aantal nieuwe managers op sleutelposities.

Behalve de benoeming van een nieuwe CFO voor Hagemeyer UK, werden in het eerste halfjaar van 2005 bij Newey & Eyre nieuwe managers benoemd voor Operations, Marketing / Inkoop, Logistiek en IT. In dezelfde periode werd ook een nieuwe Managing Director benoemd voor WF. Al deze nieuwe mensen beschikken over een brede ervaring in de elektrotechnische groothandel of verwante bedrijfstakken. In november 2005 werd een nieuwe CEO benoemd voor Hagemeyer UK & Ireland.

Stabiele omzet

De autonome omzetgroei voor het Verenigd Koninkrijk bedroeg over 2005 0,5%. In de eerste helft van het jaar was de aandacht vooral gericht op de herstructurering van onze logistiek. Tijdens de implementatie van dit complexe en gevoelige project had omzetgroei niet de grootste prioriteit. Het feit dat onze verkopen niet verstoord werden en stabiel bleven gedurende de herstructurering is een prestatie van het team in het Verenigd Koninkrijk.

Gedurende de tweede helft van het jaar hebben wij ons geconcentreerd op het verder stroomlijnen van het juist geherstructureerde logistieke proces, het versterken van het verkoopteam, het verbeteren van de opleidingsmogelijkheden voor werknemers en het verder verbeteren van de brutomarge en het

PPS Verenigd Koninkrijk autonome groei


(0,2%)
(0,2%)
1,1%
0,5%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

PPS Verenigd Koninkrijk: netto werkkapitaal als % van de omzet vergeleken met PPS totaal


20%
18%
16%
14%
12%
10%
kw1 2004
kw2
kw3
kw4
kw1 2005
kw2
kw3
kw4
PPS Totaal
PPS Verenigd Koninkrijk

PPS Duitsland autonome groei


1,8%
5,8%
8,2%
4,9%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

PPS Duitsland: netto werkkapitaal als % van de omzet vergeleken met PPS totaal


16%
14%
12%
10%
kw1 2004
kw2
kw3
kw4
kw1 2005
kw2
kw3
kw4
PPS Totaal
PPS Duitsland

terugbrengen van de kosten. Een eerste bemoedigend signaal voor onze omzetontwikkeling in het Verenigd Koninkrijk was een autonome omzetgroei van 1,1% over het vierde kwartaal van 2005.

Operationeel verlies teruggebracht

Ondanks de vlakke omzetontwikkeling in 2005, leidden betere brutomarges en lagere kosten tot een verdere daling van het negatieve bedrijfsresultaat met GBP 19 miljoen (€ 28 miljoen), van GBP 43 miljoen (€ 63 miljoen) in 2004 tot GBP 24 miljoen (€ 35 miljoen) in 2005. Een goede graadmeter voor de vooruitgang in het Verenigd Koninkrijk is ook de afname van het netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend), van 16% in 2004 tot 12,7% in 2005.

Vooruitblik

Hagemeyer UK heeft haar uitstekende klantenservice hersteld, haar productaanbod verbreed en haar verkoopteam uitgebreid. De combinatie van hervatte omzetgroei, ook als gevolg van dynamische verkoopcampagnes, een blijvend positief marktklimaat, verdere verbetering van de brutomarge en verdere kostenbesparingen (volledig effect van de herstructurering van onze logistiek in 2005) zullen ons naar verwachting een positief bedrijfsresultaat in het Verenigd Koninkrijk opleveren voor 2006.

Turnaround in Duitsland

Hagemeyer Duitsland neemt in de Duitse markt de tweede positie in. Ons Duitse team is topscorer wat turnaround betreft in 2005. Na drie jaar van dalende omzetten was het hervatten van de omzetgroei in 2005 een belangrijke doelstelling voor Hagemeyer Duitsland. De negatieve omzetgroei van 2004 werd met succes gekeerd en de autonome groei over 2005 was 4,9% positief. Dit was met name opmerkelijk omdat de markt voor elektrotechnische groothandel in Duitsland in 2005 bleef teruglopen. Hagemeyer Duitsland heeft gedurende het hele jaar 2005 marktaandeel gewonnen. De autonome omzetgroei nam toe tot 8,2% in het vierde kwartaal.

Gezond bedrijfsresultaat

Zowel het Constructie & Installatie (C&I) segment als het industriële segment hebben aan de omzetgroei bijgedragen. Gedurende 2005 werden verschillende nieuwe grote industriële klanten binnengehaald. Deze positieve ontwikkeling is het resultaat van de combinatie van uitstekende klantenservice, een aanzienlijk versterkt verkoopteam en vestigingennetwerk en het effect van creatieve marketing en doorlopende verkoopcampagnes. Als gevolg van de hernieuwde omzetgroei, gecombineerd met verbetering van brutomarges en verdere kostenverlagingen werd het negatieve bedrijfsresultaat van 2004 omgezet in een gezond positief bedrijfsresultaat in 2005. Hagemeyer Duitsland bleef een van onze beste spelers op het gebied van werkkapitaalbeheer. Het netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend) bedroeg 9,7% in 2005.

Vooruitblik

Na vele jaren van teruggang, verwachten wij dat de markt in Duitsland in 2006 niet verder terug zal lopen. Wij zijn ervan overtuigd dat Hagemeyers positieve momentum in Duitsland zich in 2006 zal voortzetten.

Voortdurend sterke resultaten in de regio Nordics

Hagemeyer heeft met haar Elektroskandia werkmaatschappijen een leidende marktpositie in de regio Nordics. De regio Nordics realiseerde in 2005 een autonome omzetgroei van 8,2%. De daling in de omzet in telecom in het tweede halfjaar werd grotendeels gecompenseerd door sterke omzetten aan de bouw en aan nutsbedrijven. De brutomarge daalde enigszins als gevolg van de bovengemiddelde groei van verkopen aan nutsbedrijven die een lagere marge genereren. Dit werd meer dan gecompenseerd door een verbetering van de kosten als percentage van de omzet, wat leidde tot een verdere verbetering van de winstgevendheid ten opzichte van 2004.

Platform voor groei in Polen

Begin 2006 nam Elektroskandia de resterende 50% in EL-Centrum, onze activiteit in Polen, over van General Electric. Volledige eigendom van EL-Centrum geeft Hagemeyer een sterke positie in de belangrijke Poolse markt. Dit biedt een solide platform voor verdere winstgevende groei en expansie in Polen. Ook de ontwikkeling van de onder de regio Nordics vallende opkomende markten in China, Rusland en de Baltische staten lag op koers in 2005.

Vooruitblik

Hoewel voorzien wordt dat de markten in de regio Nordics enigszins zullen afzwakken verwachten wij dat de goede resultaten van onze activiteiten in Nordics zich in 2006 zullen voortzetten.

Verdere winst marktaandeel in Spanje

Hagemeyers dochteronderneming ABM is marktleider in de Spaanse markt. Met een autonome omzetgroei van 9,8% in 2005 overtrof onze Spaanse onderneming de nog steeds hoge groei van de Spaanse markt. De markten voor zowel woningbouw als utiliteitsbouw bleven sterk. Ook de opening van enkele nieuwe verkoopvestigingen droeg bij aan de omzetgroei. In de eerste helft van 2006 zal een nieuw regionaal distributiecentrum in de regio Madrid bedrijfsklaar zijn en een nieuw distributiecentrum voor de regio Barcelona zal naar verwachting in het vierde kwartaal in gebruik genomen worden. Deze projecten zullen niet alleen de klantenservice niveaus en efficiency in deze twee belangrijke regio's verbeteren, maar zullen ook de voorraadniveaus in onze toeleveringsketen aanzienlijk terugbrengen.

Vooruitblik

Wij verwachten dat het marktklimaat in Spanje positief zal blijven en dat ABM haar goede prestatie in 2006 zal voortzetten.

Professional Products en Services (PPS) Noord-Amerika

Kerncijfers (voor bijzondere posten)

(in € miljoen)	2005	2004
Netto-omzet	1.307	1.192
Autonome groei	*8,3%*	*3,7%*
Bruto-omzetresultaat	285	272
Brutomarge	*21,8%*	*22,9%*
Operationele kosten	(270)	(264)
Operationele kosten als % van de netto-omzet	*(20,7%)*	*(22,1%)*
Overige bedrijfsopbrengsten	-	-
Bedrijfsresultaat voor bijzondere posten	15	9
Bedrijfsresultaat als % van de netto-omzet	*1,1%*	*0,7%*
Gemiddeld geïnvesteerd vermogen	453	430
Gemiddelde goodwill	200	201
Gemiddelde overige activa	38	42
Gemiddeld netto werkkapitaal	215	187
Gemiddeld netto werkkapitaal als % van 12 maanden netto-omzet	*16,4%*	*15,7%*
Aantal vestigingen	337	348
Aantal werknemers	5.027	4.909

Sterke positie in de industriële markt

Onder PPS Noord-Amerika vallen de PPS activiteiten in de Verenigde Staten, Canada en Mexico. In tegenstelling tot onze andere regio's wordt circa 85% van de omzet van PPS Noord-Amerika gerealiseerd in het industriële marktsegment en de resterende 15% door verkopen aan aannemers en installateurs. In de Verenigde Staten zijn onze C&I activiteiten geconcentreerd in het Zuidoosten en de regio mid-Atlantic.

In Canada en Mexico levert Hagemeyer uitsluitend aan industriële afnemers, waarvan veel actief zijn in de olie-industrie. Een aanzienlijk deel van onze activiteiten in de Verenigde Staten bestaat uit integrated supply contracten, die vaak op locatie worden uitgevoerd. Het productaanbod is veel breder dan uitsluitend elektrotechnische producten en materialen en omvat ook een breed scala aan veiligheidsproducten en andere niet-elektrotechnische MRO producten. Hagemeyer neemt een belangrijke positie in in de industriële MRO markt in de Verenigde Staten en is een van de marktleiders op het gebied van integrated supply in de Verenigde Staten.

PPS Noord-Amerika netto-omzet (in € miljoen)


1.192
8
4
103
1.307
PPS Noord-Amerika netto-omzet 2004
Koers-verschillen
Desinvesteringen en acquisities
Autonome groei
PPS Noord-Amerika netto-omzet 2005

PPS Noord-Amerika autonome groei


7,2%
9,8%
11,2%
8,3%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

Bemoedigende verbetering winstgevendheid

De netto-omzet over 2005 bedroeg € 1.307 miljoen, een stijging van € 115 miljoen ten opzichte van 2004. Als gevolg van het netto effect van acquisities en desinvesteringen steeg de omzet met € 4 miljoen. Wisselkoersmutaties hadden een positief effect van € 8 miljoen. In totaliteit realiseerde PPS Noord-Amerika een autonome omzetgroei van 8,3% in 2005. De autonome groei nam versneld toe van 5,8% in het eerste halfjaar tot 10,5% in de tweede helft van het jaar. De autonome omzetgroei was 11,2% in het vierde kwartaal.

Het bruto-omzetresultaat over 2005 bedroeg € 285 miljoen, ofwel 21,8% als percentage van de netto-omzet (2004: 22,9%). De daling van de brutomarge met 110 basispunten werd veroorzaakt door een verschuiving in de samenstelling van het klantenbestand en de activiteitenportefeuille, waarbij sprake was van een sterke omzetgroei aan grote klanten die een lagere marge genereren en in constructie en installatie.

De operationele kosten voor PPS Noord-Amerika namen met € 6 miljoen toe ten opzichte van 2004. Wisselkoersmutaties leidden tot een toename van de operationele kosten met € 2 miljoen. Inflatie had een stijging van de kosten met € 7 miljoen tot gevolg. De onderliggende kostenverlaging met € 3 miljoen werd gerealiseerd door algemene kostenbesparingsinitiatieven, waaronder lagere kosten voor professioneel advies en de eliminatie van andere eenmalige kosten ten opzichte van 2004. Dit werd gedeeltelijk tenietgedaan door een stijging van het personeelsbestand voor verkoop en klantenservice in de Verenigde Staten. De operationele kosten als percentage van de omzet namen met 140 basispunten af van 22,1% in 2004 tot 20,7% in 2005.



Het aantal arbeidsplaatsen in Noord-Amerika nam in 2005 met 118 FTEs toe. Nieuwe medewerkers werden aangetrokken voor het verkoopteam in de Verenigde Staten en in Canada en Mexico in verband met hogere omzetten.

Het bedrijfsresultaat voor bijzondere posten bedroeg € 15 miljoen in 2005, een verbetering van 67% ten opzichte van 2004. Het bedrijfsresultaat als percentage van de omzet was 1,1% (2004: 0,7%).

Ultimo 2005 was de gemiddelde netto werkkapitaal ratio (12 maanden voorschrijdend) voor PPS Noord-Amerika 16,4%, 70 basispunten hoger dan 2004. De verschuiving van het klantenbestand naar grote klanten resulteerde in een stijging van de post handelsdebiteuren. Als gevolg van het binnenhalen van nieuwe grote integrated supply klanten moest opslag op locatie van de klant worden overgenomen. Dit resulteerde in hogere voorraadniveaus.

PPS Verenigde Staten autonome groei


5,9%
9,4%
11,1%
7,7%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

Aanhoudende vooruitgang in de Verenigde Staten

De problemen met de verstoring in de bedrijfsvoering in 2002 en 2003 als gevolg van de integratie van drie werkmaatschappijen in de Verenigde Staten en andere herstructureringsinitiatieven werden in 2004 opgelost. De klantenservice was gedurende het hele jaar 2005 van hoog niveau.

In de Verenigde Staten was sprake van 7,7% autonome omzetgroei over 2005. De groei nam versneld toe tot 11,1% in het vierde kwartaal van 2005. Dit hoge groeipercentage was het gevolg van uitstekende klantenservice, een sterke markt in de Verenigde Staten, zowel in constructie & installatie als in het industriële segment, het winnen van een aantal nieuwe belangrijke integrated supply contracten met grote klanten en het versterken van onze verkooporganisatie.

Er was sprake van sterke omzetten in de metaalindustrie, zware machinerieën en de petrochemische industrie. Lagere omzetten aan sommige klanten in de automobielindustrie werden ruimschoots gecompenseerd door het winnen van nieuwe klanten in dit segment.



Hagemeyer in de Verenigde Staten is de enige werkmaatschappij waar wij nog met drie verschillende IT systemen werken. Inmiddels is een project gestart om de twee kleinere systemen te migreren naar het hoofdsysteem. Dit zal op een zorgvuldige manier gebeuren teneinde verstoring van de bedrijfsvoering te voorkomen. Naar verwachting zal Hagemeyer in de Verenigde Staten eind 2007 met één volledig geïntegreerd IT systeem werken.

In Fresno, Californië werd een nieuw regionaal distributiecentrum geopend. Dit nieuwe distributiecentrum zorgt voor een aanzienlijke betere klantenservice in de belangrijke Californische markt.

De daling van de brutomarge in de Verenigde Staten als gevolg van de verschuiving in de samenstelling van het klantenbestand naar grote klanten die lagere marges genereren, werd ruimschoots gecompenseerd door een aanzienlijke verbetering van de ratio kosten als percentage van de omzet. Dit leidde tot een significante verbetering van de winstgevendheid, van een negatief bedrijfsresultaat voor bijzondere posten in 2004 tot een positief bedrijfsresultaat voor bijzondere posten in 2005.

Sterke groei in Canada en Mexico

In 2005 bedroeg de autonome omzetgroei in Canada en Mexico meer dan 10%. Beide activiteiten profiteerden van sterke omzetten aan de olie-industrie. Hagemeyer Mexico breidt ook succesvol uit naar niet-oliegerelateerde segmenten in de industriële markt.

Verwachte voortzetting positieve trend in 2006

Verwacht wordt dat het gunstige marktklimaat in Noord-Amerika zich in 2006 zal voortzetten, voornamelijk als gevolg van voortdurende groei in de niet-woningbouwsector en in de integrated supply markt in de Verenigde Staten en door een sterke olie-industrie in Canada en Mexico. Wij zijn ervan overtuigd dat onze activiteiten in Noord-Amerika hun winstgevendheid verder zullen verbeteren in 2006.

Professional Products en Services (PPS) Azië-Pacific

Kerncijfers (voor bijzondere posten)

(in € miljoen)	2005	2004
Netto-omzet	437	462
Autonome groei	*2,0%*	*1,4%*
Bruto-omzetresultaat	104	104
Brutomarge	*23,7%*	*22,5%*
Operationele kosten	(95)	(100)
Operationele kosten als % van de netto-omzet	*(21,7%)*	*(21,6%)*
Overige bedrijfsopbrengsten	0	0
Bedrijfsresultaat voor bijzondere posten	9	4
Bedrijfsresultaat als % van de netto-omzet	*2,0%*	*0,9%*
Gemiddeld geïnvesteerd vermogen	196	194
Gemiddelde goodwill	117	113
Gemiddelde overige activa	16	18
Gemiddeld netto werkkapitaal	63	63
Gemiddeld netto werkkapitaal als % van 12 maanden netto-omzet	*14,4%*	*13,7%*
Aantal vestigingen	186	189
Aantal werknemers	1.371	1.507

Marktleider in Australië

Hagemeyer Australia is onze grootste PPS activiteit in de regio Azië-Pacific. In 2005 werden activiteiten opgestart in Singapore, Maleisië en Thailand om klanten van dienst te zijn die hun productie naar deze landen verplaatsten. Deze activiteiten rapporteren aan Hagemeyer Australia. Hagemeyer is de marktleider op het gebied van elektrotechnische distributie in Australië.

Hagemeyer Asia Pacific Electronics (HAPE) werd in april 2005 gedesinvesteerd.

Verbeterde winst

De netto-omzet in Azië-Pacific nam af van € 462 miljoen in 2004 tot € 437 miljoen in 2005. Als gevolg van desinvesteringen nam de omzet met € 48 miljoen af; wisselkoersmutaties hadden een positief effect op de omzet van € 16 miljoen. De autonome omzetgroei over 2005 was 2%. Onze activiteit in Australië werd in 2003 en begin 2004 ernstig verstoord door het feit dat een groot aantal verkoopmedewerkers werd aangetrokken door de concurrentie, de implementatie van een nieuw IT systeem en een aantal aanpassingen in

PPS Azië-Pacific netto-omzet (in € miljoen)


462
16
(48)
7
437
PPS Azië-Pacific netto-omzet 2004
Koers-verschillen
Desinvesteringen en acquisities
Autonome groei
PPS Azië-Pacific netto-omzet 2005

de logistieke structuur. Deze problemen werden begin 2004 opgelost. De productbeschikbaarheid en het niveau van onze klantenservice waren gedurende het hele jaar 2005 uitstekend. De omzet kwam in 2005 echter onder druk te staan. Dit werd veroorzaakt door een vertraging in de woningbouw-markt in Australië, die een belangrijk deel van onze activiteiten uitmaakt. Deze negatieve trend werd enigszins gecompenseerd door de stijging in de overige bouwsectoren en door sterke activiteiten op het gebied van mijnbouw en infrastructuur.

Het bruto-omzetresultaat bedroeg € 104 miljoen en verbeterde als percentage van de omzet met 120 basispunten van 22,5% in 2004 tot 23,7% in 2005. Deze verbetering van de brutomarge was voor 60 basispunten toe te schrijven aan de vrijval van een deel van de voorziening voor incourante voorraden. De overige 60 basispunten kwamen van aan de inkoop- en verkoopkant genomen initiatieven om de brutomarge te verbeteren.

PPS Azië-Pacific bruto-omzetresultaat (in € miljoen)


104
3
(9)
6
104
PPS Azië-Pacific bruto-omzetresultaat 2004
Koers-verschillen
Desinvesteringen en acquisities
Onderliggende mutaties
PPS Azië-Pacific bruto-omzetresultaat 2005

PPS Azië-Pacific autonome groei


0,1%
1,9%
1,8%
2,0%
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

De operationele kosten van PPS Azië-Pacific namen in 2005 met € 5 miljoen af tot € 95 miljoen. Desinvesteringen leidden tot een kostendaling met € 7 miljoen. Wisselkoersmutaties hadden een toename van de operationele kosten met € 3 miljoen tot gevolg. Inflatie had een stijging van de kosten met € 1 miljoen tot gevolg. De onderliggende kostendaling bedroeg € 2 miljoen. In Australië namen de operationele kosten als percentage van de omzet met 40 basispunten af, van 22,0% in 2004 tot 21,6% in 2005. Een aantal verlieslatende vestigingen werd gesloten en het aantal niet aan de verkoop gerelateerde arbeidsplaatsen werd teruggebracht.

Het bedrijfsresultaat voor bijzondere posten over 2005 bedroeg € 9 miljoen, een verbetering van € 5 miljoen ten opzichte van 2004. Wanneer het effect van desinvesteringen en de recent opgezette activiteiten in Singapore, Maleisië en Thailand buiten beschouwing wordt gelaten, bedroeg de verbetering van Australië op zich € 8 miljoen. Het bedrijfsresultaat als percentage van de omzet in Australië nam toe.



In Australië nam de ratio netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend) toe van 13,6% in 2004 tot 14,3% per jaareinde 2005. Het voorraadniveau van de belangrijkste producten bij de vestigingen werd verhoogd om de productbeschikbaarheid te verbeteren. Ook werden nieuwe voorraden industriële producten aangelegd ter ondersteuning van onze groei in het industriële marktsegment.

De desinvestering van HAPE en onze activiteit in India, beide met een relatief laag werkkapitaalbeslag, had een enigszins negatief effect op onze gemiddelde netto werkkapitaal ratio als percentage van de netto-omzet voor Azië-Pacific.

Woningbouwmarkt in Australië blijft zwak in 2006

De vertraging op de Australische woningbouwmarkt zal naar verwachting in 2006 voortduren. Deze sector maakt een belangrijk deel uit van onze activiteiten en zou de omzetgroei enigszins onder druk kunnen zetten. Utiliteitsbouw, industrie en infrastructuur projecten zullen in 2006 de belangrijkste elementen voor onze groei in Australië zijn. Onze industriële divisie werd in 2005 aanzienlijk versterkt door het oprichten van gespecialiseerde vestigingen voor het industriële marktsegment.



Agencies / Consumer Electronics (ACE)

Kerncijfers (voor bijzondere posten)

(in € miljoen)	2005	2004
Netto-omzet	401	438
Autonome groei	*(4,4%)*	*0,5%*[1]
Bruto-omzetresultaat	124	132
Brutomarge	*30,9%*	*30,1%*
Operationele kosten	(105)	(110)
Operationele kosten als % van de netto-omzet	*(26,1%)*	*(25,1%)*
Overige bedrijfsopbrengsten	1	-
Bedrijfsresultaat voor bijzondere posten	20	22
Bedrijfsresultaat als % van de netto-omzet	*5,0%*	*5,1%*
Gemiddeld geïnvesteerd vermogen	84	102
Gemiddelde goodwill	5	5
Gemiddelde overige activa	6	8
Gemiddeld netto werkkapitaal	73	89
Gemiddeld netto werkkapitaal als % van 12 maanden netto-omzet	*18,2%*	*20,4%*
Aantal vestigingen	92	88
Aantal werknemers	980	1.088

[1] Niet aangepast voor aantal werkdagen

Van consumentenelektronica tot luxe artikelen

Hagemeyers ACE activiteiten bestaan uit drie bedrijfsonderdelen, ieder actief op het gebied van import, marketing en distributie van consumentenelektronica en / of andere merkartikelen in bepaalde landen:

- Distributie van producten van Panasonic en aanverwante merken in Nederland. Consumentenelektronica vormt het grootste deel van deze activiteit. Hagemeyer trok zich in 2005 terug uit de Fuji Film activiteiten in Nederland.
- De distributie van consumentenelektronica en andere merkproducten, zoals witgoed, in Australië en Nieuw Zeeland.
- De distributie van luxe artikelen zoals horloges, mode-artikelen en cosmetica in Hong Kong, China, Taiwan, Korea en Micronesië. Ons bedrijfsonderdeel op het gebied van luxe artikelen exploiteert 60 winkels in deze landen.

Omzet onder druk in 2005

De netto-omzet van de ACE activiteiten over 2005 bedroeg € 401 miljoen, een daling van € 37 miljoen ten opzichte van 2004. Wisselkoersmutaties hadden een positief effect van € 8 miljoen op de omzet, terwijl € 27 miljoen van de daling het gevolg was van desinvesteringen.

ACE netto-omzet (in € miljoen)


438
8
(27)
(18)
401
ACE netto-omzet 2004
Koers-
verschillen
Desinvesteringen
en acquisities
Autonome groei
ACE netto-omzet 2005

Over het hele jaar was voor de ACE activiteiten sprake van een negatieve autonome omzetgroei van 4,4%. Het verslagjaar was een moeilijk jaar voor consumentenelektronica en enkele andere productgroepen in Nederland en Australië. Dit was met name het geval in de eerste helft van het jaar en de totale omzet van ACE daalde met 12,4% ten opzichte van het eerste halfjaar 2004. De procentuele daling liep terug tot 3,7% in het derde kwartaal. In het vierde kwartaal was sprake van een opleving met een autonome omzetgroei van 10,2%. Onze activiteiten in Nederland hadden te kampen met een vertraging in de markt voor consumentenelektronica, een daling van de verkoop van mobiele telefoons aan grote telecomproviders en een voortdurende prijsdaling van flatscreens. De omzet van de consumentenelektronica in Nederland verbeterde aanzienlijk in het vierde kwartaal met sterke omzetten in flatscreen televisies en digitale fotocamera's.

Ook Australië had te maken met een zwakkere markt voor consumenten-elektronica. Daarnaast was sprake van een vertraging in de woningbouw. Dit had een negatief effect op onze witgoedactiviteiten. Ondanks de moeilijke marktomstandigheden realiseerde onze ACE activiteit in Australië in 2005 toch 1,4% autonome omzetgroei, voornamelijk als gevolg van de introductie van een serie zeer succesvolle nieuwe camcorders in de tweede helft van het jaar.

Ondanks zwakke markten in Korea als ook in Micronesië en Hong Kong in de tweede helft van het jaar nam de omzet van onze activiteiten in luxe artikelen in Azië in 2005 met 2,5% toe.

ACE autonome groei


(4,8%)
(18,5%)
(3,7%)
10,2%
(4,4%)
1e kwartaal 2005
2e kwartaal 2005
3e kwartaal 2005
4e kwartaal 2005
Volledig jaar 2005

Een winstgevende activiteit

De brutomarge nam met 80 basispunten toe, voornamelijk als gevolg van de desinvestering van GPX (2004) en Fuji Film (2005), beide ondernemingen met lage marges, en door hogere brutomarges bij onze activiteiten in luxe artikelen in Azië.

De operationele kosten namen af van € 110 miljoen in 2004 tot € 105 miljoen in 2005. Desinvesteringen hadden een positief effect van € 9 miljoen. Als gevolg van wisselkoersmutaties stegen de operationele·kosten met € 2 miljoen.

Het bedrijfsresultaat voor bijzondere lasten over 2005 bedroeg € 20 miljoen (5% als percentage van de omzet) ten opzichte van € 22 miljoen in 2004. Deze daling van € 2 miljoen was vooral het gevolg van de moeilijke marktomstandigheden in Nederland en Australië.

Het netto werkkapitaal als percentage van de omzet nam af van 20,4% in 2004 tot 18,2% in 2005. Het negatieve effect van de desinvestering van GPX in 2004, een onderneming met een relatief lage netto werkkapitaal ratio werd ruimschoots gecompenseerd door lagere voorraden bij alle ACE ondernemingen.



Gemengde vooruitzichten voor 2006

Naar verwachting zal de Nederlandse markt voor consumentenelektronica in 2006 verbeteren. Wij verwachten goede omzetgroei voor 2006, gestimuleerd door de introductie van nieuwe producten, sterk verlaagde prijzen voor producten zoals flatscreens en het effect van de Wereldbeker voetbal in Duitsland.
De zwakke Australische markt voor consumentenelektronica zal naar verwachting in 2006 niet aanzienlijk verbeteren. Ook onze omzet in witgoed in Australië zal onder druk blijven staan als gevolg van een voortdurend zwakke woningbouwmarkt. Het bewaken van de brutomarges en het onder controle houden van de kosten zullen voor 2006 de belangrijkste prioriteiten blijven voor ACE Australië.

Verwacht wordt dat onze activiteiten in luxe artikelen in Azië hun positieve prestatie in 2006 zullen voortzetten, mede gevoed door het aantrekken van nieuwe agentschappen.



Corporate governance

Hagemeyer vindt goede corporate governance van essentieel belang voor haar aandeelhouders en al haar overige belanghebbenden. Hagemeyer hecht daarom grote waarde aan integer en transparant ondernemingsbestuur, evenals aan het uitoefenen van toezicht hierop en het afleggen van verantwoording hierover aan haar belanghebbenden.

De Nederlandse Corporate Governance Code ('de Code'), ingevoerd per 1 januari 2004, vormt de basis voor onze corporate governance structuur. Hagemeyer handelt in de geest van de Code, met momenteel slechts vier uitzonderingen (die hieronder nader toegelicht worden). Conform de Code rapporteren wij jaarlijks over onze corporate governance structuur en mogelijke ontwikkelingen. Iedere toekomstige substantiële wijziging in de huidige corporate governance structuur zoals besproken in de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005 zal als een apart agendapunt ter bespreking aan de aandeelhoudersvergadering worden voorgelegd. Hagemeyer voorziet op dit moment geen substantiële wijzigingen in haar corporate governance structuur in de nabije toekomst.

Algemene Vergadering van Aandeelhouders

Conform de bepalingen en best practices van de Code brengen de Raad van Commissarissen en de Raad van Bestuur tenminste eenmaal per jaar verslag uit aan de Algemene Vergadering van Aandeelhouders. Aandeelhouders die alleen of gezamenlijk tenminste één procent van het geplaatste kapitaal van Hagemeyer vertegenwoordigen en / of volgens de Officiële Prijscourant van Euronext Amsterdam N.V. alleen of gezamenlijk een waarde van € 50 miljoen vertegenwoordigen, hebben het recht de Raad van Bestuur of de Raad van Commissarissen te verzoeken om onderwerpen op de agenda van de Algemene Vergadering van Aandeelhouders te plaatsen. De Aandeelhoudersvergadering heeft belangrijke bevoegdheden, zoals goedkeuring van statutenwijzigingen en juridische fusies en ontbindingen. De Vergadering keurt de jaarrekening en het voorstel voor resultaatbestemming goed. Voorts is voor de benoeming, schorsing of ontslag van leden van zowel de Raad van Commissarissen als de Raad van Bestuur goedkeuring van de Vergadering noodzakelijk. Daarnaast verleent de Vergadering goedkeuring aan Hagemeyers bezoldigingsbeleid en de beloning van de Raad van Commissarissen.

Raad van Commissarissen

Hagemeyers Raad van Commissarissen heeft tot taak toezicht te houden op het beleid van de Raad van Bestuur en de algemene gang van zaken bij de Groep en de met haar verbonden ondernemingen. De Raad van Commissarissen houdt toezicht op de werking van de interne risicobeheersing- en controlesystemen, de financiële rapportage en het voldoen aan wet- en regelgeving. Verder besluit de Raad over de individuele bezoldiging van de leden van de Raad van Bestuur in overeenstemming met het door de Algemene Vergadering van Aandeelhouders goedgekeurde bezoldigingsbeleid. De verantwoordelijkheid voor de uitvoering van zijn taken berust bij de Raad van Commissarissen als collectief. De Raad van Commissarissen heeft twee subcommissies ingesteld – een Auditcommissie en een Remuneratiecommissie. Beide commissies rapporteren direct aan de volledige Raad van Commissarissen. De Voorzitter van de Raad van Commissarissen is verantwoordelijk voor het goed functioneren van zowel de Raad van Commissarissen als van zijn subcommissies. De profielschets van de Raad van Commissarissen geeft omvang, samenstelling en de noodzakelijk ervaring om toezicht te houden op de activiteiten van de Hagemeyer Groep weer. De profielschets en de samenstelling worden regelmatig beoordeeld. Nadere informatie over de leden van de Raad van Commissarissen is te vinden op pagina 76.

Raad van Bestuur

De Raad van Bestuur is collectief verantwoordelijk voor het bestuur van de Groep. De Raad van Bestuur bestaat momenteel uit een Chief Executive Officer en een Chief Financial Officer. De verantwoordelijkheid bestaat uit, maar is niet beperkt tot, het vaststellen en realiseren van Hagemeyers bedrijfsdoelstellingen, door middel van strategie en beleid, risicobeheersing, controle, financiering en voldoen aan wet- en regelgeving alsmede het dagelijks bestuur van de Groep. De Raad van Bestuur is ook belast met het management van Hagemeyers werkmaatschappijen wereldwijd. Hiervoor rapporteren de CEOs van de zes PPS regio's en de drie ACE ondernemingen rechtstreeks aan de CEO in de Raad van Bestuur, terwijl de CFOs van de zes PPS regio's en de drie ACE ondernemingen een rechtstreekse functionele rapportagelijn naar de CFO in de Raad van Bestuur hebben. Iedere onderneming in de landen waar wij actief zijn rapporteert aan een van de PPS regio's of aan ACE onderdelen.

Voldoen aan de Nederlandse Corporate Governance Code

Deze Code voor Nederlandse beursgenoteerde ondernemingen trad op 1 januari 2004 in werking. Over het algemeen wordt de Code als een van de uitgebreidste ter wereld beschouwd. Het vertrekpunt is het principe van 'pas toe of leg uit'. Dit houdt in dat de Nederlandse beursgenoteerde ondernemingen de Code dan wel moeten toepassen, dan wel moeten uitleggen waarom dit niet het geval is. In de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005 werd Hagemeyers corporate governance beleid besproken en werden de daaruit voortvloeiende noodzakelijke wijzigingen in de statuten goedgekeurd. Alle relevante documenten zijn te vinden op onze website, www.hagemeyer.com onder Corporate Governance.

De Raad van Commissarissen bleef Hagemeyers beleid op het gebied van corporate governance volgen op basis van de principes en best practices zoals omschreven in de Code en nam de best practice regel over die voorschrijft dat leden van de Raad van Commissarissen en de Raad van Bestuur mutaties in hun portfolio van effecten in Nederlandse beursgenoteerde ondernemingen per kwartaal aan de Secretaris van de Vennootschap moeten melden.

Met uitzondering van op dit moment slechts vier best practice bepalingen voldoet Hagemeyer aan alle principes en best practices van de Code:

- **Best practice bepaling II.1.1: Maximum duur van benoeming van leden van de Raad van Bestuur is vier jaar.**
  Hagemeyer voldoet aan deze best practice met één uitzondering. CFO Tjalling Tiemstra werd voor de inwerkingtreding van de Code voor onbepaalde tijd benoemd. Zijn bestaande contract zal worden gerespecteerd.

- **Best practice bepaling II.2.7: Ontslagvergoedingen aan leden van de Raad van Bestuur.**
  Momenteel zijn de ontslagvergoedingen voor de leden van de Raad van Bestuur, onder bepaalde omstandigheden, niet beperkt tot het bruto basisjaarsalaris. Voor volledige details over de ontslagvergoedingen wordt verwezen naar het Bezoldigingsbeleid op pagina 81.

- **Best practice bepaling III.5: Instellen van een Selectie- en Benoemingscommissie binnen de Raad van Commissarissen.**
  De Raad van Commissarissen heeft een dergelijke commissie niet ingesteld, aangezien de Raad de selectie en benoeming van leden van de Raad van Bestuur als een collectieve taak beschouwd.

- **Best practice bepaling IV.1.1: De vereiste meerderheid om het bindend karakter te ontnemen aan een voordracht tot benoeming of ontslag van leden van de Raad van Bestuur en de Raad van Commissarissen.**
  Ingevolge Hagemeyers statuten, zoals goedgekeurd door de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005, is een meerderheid van ten minste tweederde van de uitgebrachte stemmen, die meer dan de helft van het uitgegeven aandelenkapitaal vertegenwoordigen, noodzakelijk om het bindend karakter te ontnemen aan een voordracht van de Raad van Commissarissen om leden van de Raad van Bestuur (en de Raad van Commissarissen) te benoemen. Evenzo behoeft elke benoeming, schorsing of ontslag van leden van de Raad van Bestuur (en de Raad van Commissarissen) anders dan op voorstel van de Raad van Commissarissen, een

aandeelhoudersbesluit gebaseerd op een meerderheid van ten minste tweederde van de uitgebrachte stemmen, die meer dan de helft van het uitgegeven kapitaal vertegenwoordigen. Voorstellen van de Raad van Commissarissen tot benoeming, schorsing of ontslag van leden van de Raad van Bestuur (en de Raad van Commissarissen) behoeven een aandeelhoudersbesluit gebaseerd op de absolute meerderheid van de uitgebrachte stemmen. De Raad van Commissarissen en de Raad van Bestuur acht het niet raadzaam deze drempel te verlagen. Het wordt in het belang van alle belanghebbenden in Hagemeyer geacht dat de continuïteit van bestuur en stabiliteit van leiderschap gewaarborgd zijn. De Raad van Commissarissen en de Raad van Bestuur hechten hier grote waarde aan en zijn dan ook van mening dat dit soort wijzigingen in de bestuursorganen van de Groep een zo breed mogelijk draagvlak moeten hebben.



De juiste persoon op de juiste plaats

Hagemeyer is een dienstverlenend bedrijf. Dit betekent dat de kwaliteit van onze mensen een essentiële succesfactor is. Dankzij goed human resources management bouwen wij duurzame relaties op met al onze medewerkers, op basis van respect. Daarbij creëren wij een werkomgeving waarin trots en betrokkenheid bij het bedrijf onze mensen aanmoedigt om hun talent maximaal te ontplooien en professionele expertise te ontwikkelen. Wij richten ons op het hebben van de juiste persoon op de juiste plaats, op basis van de juiste kwalificaties, competenties en vaardigheden, ongeacht leeftijd, geslacht, ras, geloofsovertuiging, handicap of enig andere mogelijke bron van discriminatie.

Ontwikkeling van potentieel

Een van de belangrijkste doelen van onze corporate human resources (HR) is om talent binnen onze organisatie te herkennen en, waar mogelijk, veelbelovende medewerkers te stimuleren door interne promotie. Hiervoor hebben we initiatieven voor opvolging en carrièreplanning in 2005 nieuw leven ingeblazen en mogelijke opvolgers geïdentificeerd voor diverse managementteamfuncties in onze regio's. Bovendien zijn dankzij beoordelingsprocedures veelbelovende medewerkers (high potentials) binnen onze organisatie geïdentificeerd. Voor deze groep zullen programma's voor carrièreplanning en ontwikkeling worden opgezet. Hagemeyer en de werkmaatschappijen hebben al uitgebreide trainings- en ontwikkelingsstructuren. Wij geven vorm aan het leren, de ontwikkeling en de overdracht en uitwisseling van kennis door on-the-job training en interne en externe functionele training. In een aantal werkmaatschappijen, zoals in de Verenigde Staten en Duitsland zijn al leiderschapprogramma's opgezet. Leiderschap is ook rechtstreeks gerelateerd aan het verankeren van Hagemeyers kernwaarden en Business Principles.

Bezoldiging

Hoewel bezoldiging over het algemeen gerelateerd is aan het niveau en de positie binnen de organisatie en de bijkomende verantwoordelijkheden, komen sommige key managers in aanmerking voor incentive-regelingen. Hagemeyer hanteert een Short-Term Incentive (STI) regeling, die voorziet in een jaarlijkse cash bonus, en een Long-Term Incentive (LTI) regeling, die voorziet in een uitgestelde cash bonus die wordt uitbetaald in het tweede en derde jaar volgend op het bonusjaar. De laatste regeling is bedoeld om de mensen aan de onderneming te binden. De STI en LTI zijn gebaseerd op de realisatie van vooraf overeengekomen meetbare financiële en discretionaire doelstellingen. Verder is er in 2004 een specifieke STI regeling in het leven geroepen voor een selecte groep key managers in het Verenigd Koninkrijk, Centraal-Europa en Noord-Amerika. Deze regeling, die liep tot eind 2005, heeft betrekking op het herstel in deze markten, die essentieel zijn voor de turnaround van de gehele Groep.

In 2006 zijn wij van plan een nieuwe incentive-regeling introduceren onder de naam 'ShareMap', die waarschijnlijk geleidelijk aan zal worden uitgerold door de gehele Groep. Naast het bieden van een zeer aantrekkelijke incentive aan onze senior managers om zo de bedrijfsprestaties een stimulans te geven, is het doel van 'ShareMap' om de belangen van het operationele management van Hagemeyer meer op één lijn te brengen met die van onze aandeelhouders en om een gevoel van 'ownership' en financiële betrokkenheid te creëren door te investeren in aandelen Hagemeyer.

De meeste van onze werkmaatschappijen bieden hun medewerkers een verscheidenheid aan secundaire arbeidsvoorwaarden in overeenstemming met de best business practice in het desbetreffende land. In de meeste gevallen zijn de voorwaarden van toepassing op zowel management als medewerkers.

Vooruitblik

Hagemeyer heeft een nieuw corporate management development programma opgezet dat gericht is op key managers van alle PPS werkmaatschappijen wereldwijd. Dit 'Summit' programma zal van start gaan in april 2006. Door de opzet worden kennis en praktisch projectwerk gecombineerd. Het programma bestaat uit zes modules, elk met een duur van drie à vier dagen, die zullen worden verspreid over 2006 en 2007. De eerste groep van circa 50 senior managers zal in de lente aan het programma beginnen. Het programma heeft drie doelstellingen:

- Het bereiken van 100% inzet om Hagemeyers volledige potentieel te realiseren;
- Het vergroten van kennis en vaardigheden van de belangrijkste spelers in onze organisatie; en
- Het verder faciliteren van benchmarking en het uitwisselen van best practices tussen de PPS werkmaatschappijen overal ter wereld.



Risicobeheersing

Binnen ons risicobeheersingsraamwerk hebben we de volgende belangrijkste risico's geïdentificeerd die, indien onvoldoende beheerst, een wezenlijke invloed zouden kunnen hebben op Hagemeyers vermogen haar doelstellingen te realiseren. Het betreft strategische en operationele risico's, financiële risico's en risico's van gerechtelijke procedures.

Strategische en operationele risico's

De concurrentie zou acties kunnen ondernemen om een blijvend concurrentievoordeel op te bouwen ten nadele van Hagemeyer. De concurrentie van kleine plaatselijke concurrenten, met een kostenstructuur die niet te vergelijken is met die van ons, zou kunnen toenemen, terwijl het agressief snijden in prijzen door de concurrentie om marktaandeel te winnen, een negatieve invloed kan hebben op onze volumes en brutomarges. Daarnaast zouden leveranciers hun afzetkanaal kunnen wijzigen door de rol van de groothandel in de keten te reduceren, hetgeen een negatieve invloed zou kunnen hebben op onze volumes en de daaraan gerelateerde brutowinst. Bovendien kan de industrie minder aantrekkelijk worden door economisch slechte omstandigheden in de markten waarin Hagemeyer opereert. Hagemeyers PPS activiteiten worden beïnvloed door diverse cycli, waaronder cycli in de bouwwereld en seizoensgebonden cycli. De prestaties van Hagemeyer worden met name beïnvloed door mogelijke economische veranderingen in Europa en de Verenigde Staten die goed zijn voor ongeveer 83% van de netto-omzet. De Agencies / Consumer Electronics activiteiten worden beïnvloed door de mate van consumentenvertrouwen en seizoensinvloeden in de markt voor consumentenelektronica en andere markten waarin ACE actief is.

Deze strategische risico's kunnen op diverse manieren een schadelijk effect hebben op onze activiteiten. Als ze zich voordoen, zou het ook moeilijker voor ons kunnen worden om gekwalificeerd personeel te behouden of alle functies volledig te bezetten. Onvermogen om de bedrijfsactiviteiten te blijven uitoefenen, essentiële producten en diensten te leveren, of bedrijfsprocessen te herstellen als gevolg van een aanzienlijke ramp (door interne of externe oorzaken), kan tot aanzienlijke schade leiden aan Hagemeyers financiële kracht en resultaten, evenals aan Hagemeyers vermogen om financiering te verkrijgen. Evenzo kunnen ontoereikende klantenservice en / of begrip voor de verwachtingen van de klant, evenals ineffectieve en inefficiënte logistieke processen een aanzienlijke negatief effect op de activiteiten, financiële conditie en resultaten van de onderneming hebben.

Financiële risico's

Hagemeyers activiteiten worden gekenmerkt door specifieke krachten, waarbij een relatief geringe wijziging in omzetniveau en brutomarges het resultaat wezenlijk kan beïnvloeden, als gevolg van het relatief vaste karaker van de operationele en overige kosten. Daarnaast is niet uit te sluiten dat als wij onze huidige schuldenlast zouden willen vervangen of herfinancieren, een dergelijke vervanging of herfinanciering niet beschikbaar is op voorwaarden die voor ons gunstig of acceptabel zijn, waardoor ons nieuwe beperkende convenanten opgelegd worden.

In 2005 waren Hagemeyers activiteiten in andere valuta dan de euro bovendien goed voor ongeveer 70% van de geconsolideerde netto-omzet. Aangezien de rapportagevaluta de euro is, kunnen wisselkoersmutaties van valuta in de landen waar wij opereren ten opzichte van de euro met name onze omzet, bedrijfsresultaten, activa en passiva beïnvloeden. Een negatieve invloed van wisselkoersmutaties op de netto-omzet en brutowinst gaat vaak gepaard met een gunstige invloed op kosten en uitgaven. Wisselkoersmutaties kunnen de waardering van onze activa en passiva beïnvloeden en daardoor een negatief effect hebben op onze balansverhoudingen. Valuta die de grootste invloed hebben zijn de US dollar, de Zweedse kroon, het Britse pond en de Australische dollar.

Tenslotte hebben we een aantal toegezegd-pensioenregelingen (defined benefit regelingen), waarvan de grootste voor de meerderheid van onze medewerkers in Nederland en het Verenigd Koninkrijk gelden. Toegezegde pensioenopbouw met betrekking tot ons pensioenplan in het Verenigd Koninkrijk liep af op 5 april 2002, en de regeling is daarna verder gegaan als een toegezegde-bijdrageregeling (defined contribution regeling). Het pensioenplan van voor 5 april 2002 laat nog steeds een financieringstekort zien. De bezittingen van de pensioenplannen bestaan in beginsel uit investeringen die rente-inkomsten leveren op lange termijn en beursgenoteerde effecten, waarbij ongeveer 40% van de activa van de Nederlandse regeling en ongeveer 70% van die van de regeling in het Verenigd Koninkrijk bestaan uit effecten. Toekomstige ontwikkelingen kunnen de waarde van de bezittingen van onze toegezegd-pensioenregelingen en daarmee de naleving van de verplichte dekkingspercentages van de regelingen negatief beïnvloeden, wat zou kunnen leiden tot hogere pensioenlasten, pensioenpremies en te betalen bijdragen. Daarnaast zijn toegezegd-pensioenregelingen ook gevoelig voor rentestanden, prijsinflatie en andere actuariële risico's. Toekomstige negatieve ontwikkelingen op deze gebieden kunnen het ons ook noodzakelijk maken een significante bijdrage te doen voor onze bestaande pensioenregelingen.

Risico van gerechtelijke procedures

Hagemeyer is betrokken bij een aantal gerechtelijke procedures, waarvan enkele, als ze in het nadeel van de onderneming uitvallen, een aanzienlijk negatief effect op onze activiteiten, financiële conditie en bedrijfsresultaten zouden kunnen hebben. Hoewel wij van mening zijn dat we goede juridische gronden hebben om al deze claims te weerleggen, hebben wij voor een aantal van deze claims voorzieningen getroffen, die, gezien het feit dat de uitkomst van gerechtelijke procedures nu eenmaal onvoorspelbaar is, mogelijk onvoldoende zouden kunnen zijn om deze claims te dekken. Ongeacht de uitkomst van enige specifieke claim of claims, kunnen gerechtelijke procedures ook leiden tot aanzienlijke kosten en kunnen ze de aandacht van management in belangrijke mate afleiden.

Risicobeheersing

Het beheersen van deze en andere risico's is een integraal deel van Hagemeyers activiteiten. Hagemeyers Raad van Bestuur is verantwoordelijk voor het ontwikkelen, implementeren en uitvoeren van de interne risicobeheersing van de Groep en, voor zo ver dit mogelijk is, het actief managen van de strategische, financiële en operationele risico's waarmee de Groep te maken heeft. Ons risicobeheersingraamwerk omvat onder meer het stellen van doelen, identificatie van gebeurtenissen, risicobeoordeling en het reageren op risico's, zoals het implementeren van een Business Continuity Plan en aanpassing van onze financiële structuren.

De belangrijkste componenten van ons risicobeheersingraamwerk in 2005 waren:

- Periodieke risico-identificatie sessies;
- Regelmatige strategische evaluaties van onze activiteiten (inclusief analyses van operationele risico's en risico's verbandhoudend met wet en regelgeving);
- Jaarlijkse budgetten;
- Tweewekelijkse kasstroomprognose, 13 weken vooruit;
- Maandelijkse en driemaandelijkse financiële rapportage;
- Driemaandelijkse voortschrijdende prognoses;
- Regelmatige financiële evaluatie besprekingen met operationeel management;
- Driemaandelijkse besprekingen met operationeel management van de resultaten;
- Regelmatige bijeenkomsten met de stafmedewerkers van het hoofdkantoor;
- Driemaandelijkse letters of representation, die door al onze werkmaatschappijen worden afgegeven, ondertekend door hun CEO's en CFO's;
- Rapporten van onze afdeling Internal Audit;
- Management letters en accountantsrapporten van de externe accountant;
- De Hagemeyer Business Principles;
- Een klokkenluidersregeling; en
- Business Continuity plannen.

Alle wezenlijke bevindingen worden met de Auditcommissie besproken en waar relevant met de Raad van Commissarissen.

Het dient echter te worden opgemerkt dat geen enkel risicobeheersingraamwerk ooit kan voorzien in een absolute garantie voor wat betreft het behalen van ondernemingsdoelstellingen. Ook geeft een dergelijk raamwerk geen absolute en totale garantie dat wezenlijke fouten, verliezen, fraude of het schenden van wetten of regelgeving niet zullen voorkomen.

In control statement

De Raad van Bestuur is verantwoordelijk voor het ontwerp, de implementatie en de werking van de interne risicobeheersing- en controlesystemen van de Groep. Deze omvatten beleidsvorming, processen, taken, gedragingen en andere aspecten van de Groep die het tezamen mogelijk maken de doelstellingen te realiseren en mogelijk eventuele wezenlijke fouten of verliezen en een onjuiste voorstelling van zaken te voorkomen, of vroegtijdig te signaleren.

Onze interne risicobeheersing- en controlesystemen kunnen echter nooit voorzien in een absolute garantie voor wat betreft het realiseren van ondernemingsdoelstellingen dan wel het volledig voorkomen van essentiële fouten, verliezen, fraude of overtreding van wetten of regelingen.

Als onderdeel van de verbetering van onze interne risicobeheersing- en controleprocedures hebben wij gedurende het verslagjaar Business Continuity Plans voor al onze werkmaatschappijen geïmplementeerd. De verdere verbetering van onze interne risicobeheersing- en controleprocedures heeft onze continue aandacht. In de komende jaren zullen daarom dwingende minimum controlestandaarden voor alle relevante bedrijfsprocessen en gerelateerde risico's worden geïmplementeerd evenals procedures voor regelmatige evaluatie van risico's en controles en een rapportagestructuur met betrekking tot de uitkomsten van deze evaluaties.

Met inachtneming van de eerder beschreven beperkingen geven onze interne risicobeheersing- en controlesystemen gedurende het jaar een redelijke mate van zekerheid dat de financiële verslaglegging geen onjuistheden van materieel belang bevat. Deze systemen hebben in 2005 naar behoren gewerkt en zullen naar verwachting ook in 2006 adequaat blijven functioneren. Bovengenoemde risicobeheersing- en controle instrumenten geven ons eveneens inzicht in hoeverre strategische en operationele doelstellingen worden gerealiseerd en wet- en regelgeving worden nageleefd.

We bespreken op regelmatige basis al onze risicobeheersing- en controleactiviteiten en bevindingen met de Auditcommissie en de Raad van Commissarissen.

Naarden, 27 februari 2006

Raad van Bestuur
R.W.A. de Becker, CEO
J.S.T. Tiemstra, CFO

Verslag van de Raad van Commissarissen



Kalff — [illegible] | Dudley Eustace — Vice-voorzitter | Adri Baan

Aan de aandeelhouders van Hagemeyer N.V.

Hierbij biedt de Raad van Commissarissen van Hagemeyer N.V. de door de Raad van Bestuur opgemaakte jaarrekening over 2005 aan. De jaarrekening omvat:

- De geconsolideerde balans per 31 december;
- De geconsolideerde winst- en verliesrekening over het kalenderjaar;
- Het geconsolideerde kasstroomoverzicht over het kalenderjaar;
- Het geconsolideerde overzicht van mutaties in het eigen vermogen in het kalenderjaar;
- De vennootschappelijke balans per 31 december;
- De vennootschappelijke winst- en verliesrekening over het kalenderjaar; en
- De toelichting op de jaarrekening.

Deze jaarrekening is gecontroleerd door Deloitte Accountants B.V. De verklaring van Deloitte Accountants B.V. treft u aan op pagina 147 en op pagina 159. De Raad van Commissarissen kan zich met deze stukken verenigen en beveelt de Algemene Vergadering van Aandeelhouders aan de jaarrekening 2005 overeenkomstig vast te stellen.

Dividend

Gezien het negatieve resultaat over 2005 zal over het boekjaar 2005 geen dividend worden uitgekeerd. Momenteel kan Hagemeyer onder de voorwaarden van haar huidige kredietfaciliteit ook niet tot het uitkeren van dividend overgaan.



Bernard Bourigeaud Rob van Gelder Theo de Raad

Mr P.J. Kalff | 1937, Voorzitter

Benoemd in 1994
Voormalig Voorzitter Raad van Bestuur ABN AMRO Bank N.V.
De heer Kalff heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2005: geen

Belangrijke nevenfuncties
• Voorzitter Raad van Commissarissen N.V. Luchthaven Schiphol • Vice-voorzitter Raad van Commissarissen Stork N.V. • Lid Raad van Commissarissen Concertgebouw N.V. • Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V. • Lid van de International Advisory Committee of the Federal Reserve Bank of New York (USA) • Lid van het bestuur van Aon Corporation, Chicago (USA)

D.G. Eustace | 1936, Vice-voorzitter

Benoemd 1999; zittingsperiode tot 2007
Voormalig Vice-voorzitter Raad van Bestuur en Group Management Committee Koninklijke Philips Electronics N.V.
De heer Eustace heeft de Britse en Canadese nationaliteit
Aandelen Hagemeyer per 31 december 2005: geen

Belangrijke nevenfuncties
• Voorzitter Raad van Commissarissen AEGON N.V. • Vice-voorzitter Raad van Commissarissen Koninklijke KPN N.V. • Voorzitter Board van Sendo Holdings Plc (Verenigd Koninkrijk) • Voorzitter Board van Smith and Nephew Plc (Verenigd Koninkrijk)

Drs A. Baan | 1942

Benoemd in 2005, zittingsperiode tot 2009
Voormalig lid Raad van Bestuur Koninklijke Philips Electronics N.V.
De heer Baan heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2005: geen

Belangrijke nevenfuncties
• Lid Raad van Commissarissen Océ N.V. Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V. • Lid Raad van Commissarissen Wolters Kluwer N.V. • Non Executive Director Imperial Chemical Industries PLC • Non Executive Director International Power PLC • Voorzitter Raad van Toezicht Autoriteit Financiële Markten

Mr B.A.J. Bourigeaud | 1944

Benoemd in 2004
Voorzitter Raad van Bestuur Atos Origin
De heer Bourigeaud heeft de Franse nationaliteit
Aandelen Hagemeyer per 31 december 2005: geen

Belangrijke nevenfuncties
• Managing Director Atos Origin International N.V. (België) • Lid Raad van Commissarissen Atos Worldline Processing GmbH (Duitsland) • Directeur Atos Consulting (Verenigd Koninkrijk) en Neopost S.A. (Frankrijk) • Permanent vertegenwoordiger bij Atos Origin S.A. (Frankrijk) • Lid Raad van Commissarissen van Atos Euronext SBF S.A. (Frankrijk)

Ing. R. van Gelder | 1945

Benoemd in 2005; zittingsperiode tot 2009
Voorzitter Raad van Bestuur Koninklijke Boskalis Westminster N.V.
De heer Van Gelder heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2005: geen

Belangrijke nevenfuncties
• Lid Raad van Advies ABN AMRO Holding N.V. • Lid Raad van Commissarissen SBM Offshore N.V. • Voorzitter International Association of Dredging Contractors • Bestuurslid Vereniging Effecten Uitgevende Ondernemingen (VEUO) • Bestuurslid Stichting Nederland Maritiem Land • Voorzitter Raad van Advies Beursgenoteerde Ondernemingen Euronext Amsterdam

Drs M.P.M. de Raad | 1945

Benoemd in 2004; zittingsperiode tot 2008
Voormalig lid Raad van Bestuur Koninklijke Ahold N.V., Metro A.G. (Duitsland), SHV Holdings N.V. en CEO of SHV Makro N.V.
De heer Baan heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2005: 2.620

Belangrijke nevenfuncties
• Lid Raad van Commissarissen CSM N.V. • Lid Raad van Commissarissen Sovion N.V. • Lid Raad van Commissarissen Vollenhoven Olie Groep B.V.

Lid Raad van Commissarissen	Benoemd in	Zittingsperiode tot	Commissie lidmaatschap
P.J. Kalff *(voorzitter)*	1994	n.v.t.	Remuneratiecommissie
D.G. Eustace *(vice-voorzitter)*	1999	2007	Voorzitter Auditcommissie
A. Baan	2005	2009	Voorzitter Remuneratiecommissie
B.A.J. Bourigeaud	2004	n.v.t.	
R. van Gelder	2005	2009	Auditcommissie
M.P.M. de Raad	2004	2008	Auditcommissie

Verslag van de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005

Tijdens de op 26 april 2005 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders ('de Vergadering') werd de jaarrekening over het jaar 2004 goedgekeurd en werd decharge verleend aan de leden van de Raad van Commissarissen en de Raad van Bestuur. De Vergadering verleende goedkeuring aan de benoeming van de heren A. Baan en R. van Gelder tot lid van de Raad van Commissarissen. Voorts verleende de Vergadering goedkeuring aan de benoeming van Deloitte Accountants B.V. als externe account belast met de controle over de jaarrekening 2005. Gedurende de Vergadering werd Hagemeyers Corporate Governance beleid, zoals gepresenteerd in het jaarverslag over 2004, besproken en afwijkingen van de best practice bepalingen van de Nederlandse Corporate Governance Code ('de Code') werden uitgebreid toegelicht. Naar aanleiding hiervan werd vastgesteld dat Hagemeyer aan de Code voldoet. Het Bezoldigingsbeleid en het aandelen- en optieplan voor leden van de Raad van Bestuur werden besproken en goedgekeurd. De Vergadering verleende ook goedkeuring aan een voorstel tot statutenwijziging teneinde de statuten in lijn te brengen met toepasselijke Nederlandse wetgeving en de Code.

Werkwijze Raad van Commissarissen

De Raad van Commissarissen heeft tot taak toezicht te houden op het beleid van de Raad van Bestuur en de algemene gang van zaken bij Hagemeyer N.V. en de met haar verbonden onderneming. Tevens geeft de Raad van Commissarissen deskundig advies. De taken van de Raad van Commissarissen omvatten, maar zijn niet beperkt tot:

- Toezicht houden op de voortgang van de realisatie van Hagemeyers strategische en zakelijke doelstellingen;
- De strategie en de risico's verbonden aan de ondernemingsactiviteiten van de Groep; en
- De opzet en de werking van de interne risicobeheersing- en controlesystemen.

De verantwoordelijkheid voor de uitvoering van zijn taken berust bij de Raad van Commissarissen als collectief. De Raad van Commissarissen richt zich bij de vervulling van zijn taak naar het belang van de Vennootschap en de met haar verbonden ondernemingen en neemt daartoe de in aanmerking komende belangen van alle bij de Vennootschap betrokken belanghebbenden in overweging. De werkwijze van de Raad van Commissarissen voldoet volledig aan de Code. Hagemeyers Raad van Commissarissen heeft twee subcommissies ingesteld: een Auditcommissie en een Remuneratiecommissie. Beide commissies rapporteren aan de volledige Raad van Commissarissen. Er is geen selectie- en benoemingscommissie ingesteld, aangezien de Raad van Commissarissen de selectie en benoeming van leden van de Raad van Bestuur als een collectieve verantwoordlijkheid beschouwd.

Verslag van de werkzaamheden

In het verslagjaar 2005 overlegde de Raad van Commissarissen zes maal met de Raad van Bestuur. Er was regelmatig overleg tussen de voorzitter van de Raad van Commissarissen en de Raad van Bestuur.

In de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur werd de gang van zaken binnen de onderneming doorgenomen, waarbij onder meer de strategie van Hagemeyer, de aan Hagemeyers activiteiten verbonden algemene en financiële risico's en de werking van de interne risicobeheersing- en controlesystemen werden besproken. Bovendien werd

Overzicht van aanwezigheid	Vergaderdata 2005					
	22 febr.	26 april	26 mei	25 aug.	18 okt.	13 dec.
P.J. Kalff	■	■	■	■	■	■
D.G. Eustace	■	■	■	■	■	■
A. Baan*	–	–	■	■	■	■
B.A.J. Bourigeaud	■	■	■	■	■	–
R. van Gelder*	–	–	■	■	■	■
M.P.M. de Raad	■	■	■	■	■	■

** benoemd in de AVA dd. 26 april 2005*

de uitgifte van achtergestelde converteerbare obligaties en de herfinanciering van de senior kredietfaciliteit besproken, alsmede de aan de aandeelhouders voor te leggen jaarrekening over 2004, maandrapporten, de trading update over het eerste kwartaal 2005, het halfjaarbericht 2005, de trading update voor het derde kwartaal en het jaarbudget voor 2006. Voorts werd ruimschoots tijd besteed aan de voortgang van Hagemeyers turnaround, met name in het Verenigd Koninkrijk en de veranderingen in het senior management bij Hagemeyer UK. De Raad van Commissarissen bezocht twee vestigingen in het Verenigd Koninkrijk en had een ontmoeting met het management team van Hagemeyer UK. De ontwikkeling in de andere regio's werd nauwlettend gevolgd.

De Raad van Commissarissen kwam tweemaal zonder de Raad van Bestuur bijeen om het eigen functioneren te bespreken, dat van de individuele leden van de Raad van Commissarissen en dat van de Auditcommissie en de Remuneratiecommissie. De Raad van Commissarissen kwam tot de conclusie dat het functioneren bevredigend is en dat de samenstelling aan de criteria van het Profiel van de Raad van Commissarissen blijft voldoen. De Raad van Commissarissen besprak eveneens het functioneren van de Raad van Bestuur als college en het functioneren van de individuele leden van de Raad van Bestuur en kwam tot de conclusie dat dit bevredigend was.

Auditcommissie in 2005

Namens de Raad van Commissarissen, waaraan wordt gerapporteerd, is de Auditcommissie belast met onder meer het toezicht op de Raad van Bestuur ten aanzien van de werking van de interne risicobeheersing- en controlesystemen, de financiële informatieverschaffing door Hagemeyer, de implementatie van IFRS, het beleid van Hagemeyer met betrekking tot de belastingplanning, de financiering van Hagemeyer en de toepassing van informatie- en communicatietechnologie. De Auditcommissie doet ook een voorstel tot benoeming van een externe accountant aan de jaarlijkse Algemene Vergadering van Aandeelhouders, en beoordeelt de vervulling van de werkzaamheden van de externe accountant. De Auditcommissie kwam in 2005 drie maal bijeen. In aanwezigheid van de CFO, de group controller, het hoofd van de afdeling Internal Audit en de externe accountant werden onder meer de jaarcijfers 2004, het halfjaarbericht 2005, de financiële situatie, de management letters en de interne risicobeheersing- en controlesystemen besproken. Ook werd twee keer buiten aanwezigheid van de Raad van Bestuur met de externe accountant overlegd.

Remuneratiecommissie in 2005

Deze commissie is onder meer belast met het doen van voorstellen aan de Raad van Commissarissen over het Bezoldigingsbeleid voor de Raad van Bestuur en de bezoldiging van de individuele leden van de Raad van Bestuur. De Remuneratiecommissie kwam in 2005 tweemaal bijeen.

Bezoldigingsbeleid

Het bezoldigingsbeleid van Hagemeyer is erop gericht om in een bezoldiging te voorzien die zodanig is dat gekwalificeerde en deskundige bestuurders kunnen worden aangetrokken, gemotiveerd en behouden, gericht op het verbeteren van de resultaten en het vergroten van de waarde van Hagemeyer. De Raad van Commissarissen stelt, op voorstel van de Remuneratiecommissie, het bezoldigingsbeleid vast en, op basis van dit beleid de bezoldiging van de individuele leden van de Raad van

Bestuur. De Raad van Commissarissen is van oordeel dat het Bezoldigingsbeleid en de bezoldiging van de leden van de Raad van Bestuur concurrerend en effectief zijn. Voor nadere details over het bezoldigingsbeleid en de bezoldiging van de Raad van Bestuur, verwijzen wij naar het Bezoldigingsbeleid op pagina 81 en noot 33 van de geconsolideerde jaarrekening.

Benoemingen

In 2005 werden de heren Baan en Van Gelder benoemd tot lid van de Raad van Commissarissen van Hagemeyer. Het introductieprogramma voor de heren Baan en Van Gelder omvatte een bezoek aan een werkmaatschappij in Nederland en een introductieprogramma met betrekking tot de elektrotechnische groothandelsactiviteiten. De heren Kalff en De Raad woonden dit introductieprogramma bij.

Gedurende de jaarlijkse Algemene Vergadering van Aandeelhouders van 28 april 2006 zal de heer Kalff aftreden als Voorzitter en lid van de Raad van Commissarissen. De heer Kalff heeft sinds 1994 deel uitgemaakt van de Raad van Commissarissen en werd in 2000 tot Voorzitter van de Raad van Commissarissen benoemd. Hij heeft het reglementaire maximum van drie termijnen van vier jaar vervuld. Als voorzitter van de Raad van Commissarissen heeft hij de Raad van Bestuur voorzien van waardevol advies en grote steun, vooral in 2003 en begin 2004 toen de onderneming geconfronteerd werd met grote problemen en vele veranderingen onderging. De Raad van Commissarissen is de heer Kalff erkentelijk voor zijn grote betrokkenheid bij de onderneming gedurende zijn zittingsperiode. De heer A. Baan, die sinds 2005 deel uitmaakt van de Raad van Commissarissen, zal de heer Kalff als voorzitter van de Raad van Commissarissen opvolgen.

De heer Bourigeaud heeft in verband met tijdsgebrek en zijn intensieve reisschema als Voorzitter van de Executive Board en CEO van Atos Origin verzocht uit zijn functie als lid van Hagemeyers Raad van Commissarissen te worden ontheven. Zijn collega's respecteren dit verzoek en spreken hun waardering uit voor zijn bijdrage aan het werk van de Raad van Commissarissen gedurende zijn zittingsperiode.
Als gevolg van het aftreden van de heren Kalff en Bourigeaud ontstaan er twee vacatures in de Raad van Commissarissen. Daarom zal aan de AVA worden voorgesteld twee nieuwe leden in de Raad van Commissarissen te benoemen, te weten: de heer Ir R.M.J. van der Meer en de heer Mr Drs P.H.J.M. Visée RA. Beide heren passen in het profiel van de Raad van Commissarissen. De heer Van der Meer heeft brede ervaring op het gebied van internationaal ondernemen, terwijl de heer Visée naast ervaring op het gebied van internationaal ondernemen tevens expertise op financieel en administratief terrein heeft. Indien de benoeming van de heer Van der Meer door de jaarlijkse Algemene Vergadering van Aandeelhouders wordt goedgekeurd, zal hij ook deel gaan uitmaken van de Remuneratiecommissie en de heer Baan vervangen als voorzitter van die commissie.

Overige ontwikkelingen

De Raad van Commissarissen verklaart dat in de zin van de best practice bepalingen II.3.4 and III.6.3 van de Code, er voor zover bekend geen sprake is geweest van belangenverstrengeling gedurende het verslagjaar. Ieder lid van de Raad van Commissarissen is onafhankelijk in de zin van best practice bepaling III.2.2 van de Code. Geen van de leden vertegenwoordigt enige groep of organisatie.

De Raad van Commissarissen steunt Hagemeyers strategie en de implementatie daarvan door de Raad van Bestuur volledig en heeft het vertrouwen dat de Groep een goede basis heeft voor herstel van de winstgevendheid in 2006. Voor een nadere toelichting over de gang van zaken gedurende het boekjaar 2005 verwijzen wij naar het verslag van de Raad van Bestuur. De Raad van Commissarissen is erkentelijk voor de inzet en toewijding van het hele Hagemeyer team overal ter wereld, gericht op het realiseren van de strategische doelstellingen van de Groep. De medewerkers hebben een uitstekende prestatie laten zien.

Naarden, 27 februari 2006

Raad van Commissarissen
P.J. Kalff, *Voorzitter*
D.G. Eustace, *Vice-voorzitter*
A. Baan
B.A.J. Bourigeaud
R. van Gelder
M.P.M de Raad

Bezoldigingsbeleid

Doelstelling

Het doel van het bezoldigingsbeleid is om in een bezoldiging te voorzien die zodanig is dat gekwalificeerde en deskundige bestuurders kunnen worden aangetrokken, gemotiveerd en behouden, zodat zij zich zullen toeleggen op het verbeteren van de resultaten en het verhogen van de waarde van Hagemeyer.

Bezoldigingsproces

De Raad van Commissarissen implementeert, via de Remuneratiecommissie, het bezoldigingsbeleid en bepaalt aan de hand van dit beleid de bezoldiging van de individuele leden van de Raad van Bestuur. Bij het bepalen van de individuele bezoldiging van een lid van de Raad van Bestuur zal de Raad van Commissarissen, naast de rol en verantwoordelijkheden van de rol, ook rekening houden met zaken als vereiste competenties, vaardigheden en geleverde prestaties van het individu. Bij het bepalen van de individuele bezoldiging zal mede worden gekeken of de arbeidsvoorwaarden concurrerend zijn ten opzichte van in Nederland gevestigde internationaal opererende ondernemingen die qua omvang en complexiteit vergelijkbaar zijn met Hagemeyer.

De Raad van Commissarissen kan afwijken van het beleid, indien dit noodzakelijk wordt geacht op basis van marktomstandigheden of indien de toepassing van het beleid aantoonbaar onredelijk zou zijn. De Remuneratiecommissie bekijkt jaarlijks in hoeverre aanpassing van de arbeidsvoorwaarden aan de orde is. Bij het voorbereiden van een voorstel met betrekking tot het beleid mag de Remuneratiecommissie advies inroepen van een externe onafhankelijke bezoldigingsexpert.

Het bezoldigingsbeleid heeft tot doel een substantieel deel van de bezoldiging te relateren aan de door Hagemeyer behaalde resultaten. Dit deel dient in lijn te zijn met de marktpraktijk en is ontworpen om de betrokkenheid van de bestuurders bij Hagemeyer en haar financiële en operationele doelstellingen te versterken.

Eventuele wijzigingen in het bezoldigingsbeleid, dat is goedgekeurd door de Algemene Aandeelhoudersvergadering op 26 april 2005, zullen ter goedkeuring worden voorgelegd aan de Algemene Aandeelhoudersvergadering.

Remuneratiecommissie

De Remuneratiecommissie bestaat uit de heren A. Baan (Voorzitter) en P.J. Kalff. De gedelegeerde Secretaris van de Remuneratiecommissie is de HR Director van de Groep. De Voorzitter van de Raad van Bestuur kan de vergaderingen van de Remuneratiecommissie bijwonen.

Bezoldigingsstructuur

De bezoldiging bestaat uit vier hoofd elementen:

- Bruto basissalaris;
- Incentive-regelingen;
- Optie- en aandelenregelingen; en
- Pensioen.

Bruto basissalaris

Bij de bepaling van de hoogte van het bruto basissalaris wordt rekening gehouden met functiecriteria zoals verantwoordelijkheid, omvang en complexiteit.
De uiteindelijke hoogte is tevens gebaseerd op markt-ontwikkelingen met betrekking tot bruto basissalarissen.
De jaarlijkse salarisherzieningsdatum is op 1 januari van ieder kalenderjaar.

Incentive-regelingen

'Short-Term Incentive'

Op basis van de Short-Term Incentive ('STI') regeling kunnen de leden van de Raad van Bestuur een variabele jaarbonus verdienen, afhankelijk van het behalen van vooraf overeengekomen en meetbare doelstellingen. Een jaarbonus bedraagt maximaal 80% van het bruto basissalaris en is deels gerelateerd aan de financiële en operationele resultaten van Hagemeyer en deels aan de persoonlijke prestaties van het individuele bestuurslid.

Bij aanvang van ieder kalenderjaar worden de bonus-doelstellingen voor de Raad van Bestuur vastgesteld door de Remuneratiecommissie, namens de Raad van Commissarissen. De bonusdoelstellingen kunnen van jaar tot jaar verschillen en variëren per individueel lid van de Raad van Bestuur.

De Raad van Commissarissen bepaalt, aan de hand van het advies van de Remuneratiecommissie, of de bonusdoelstellingen zijn behaald. Of de financiële doelstellingen al dan niet zijn behaald, wordt bepaald aan de hand van de bedrijfsresultaten in verhouding tot iedere specifieke financiële doelstelling, waarvan de cijfers worden verstrekt aan de Remuneratiecommissie door de afdeling Controlling. Wat betreft de kwalitatieve doelstellingen bepaalt de Remuneratiecommissie de behaalde resultaten aan de hand van feitelijke bevindingen met betrekking tot ieder specifiek resultaat. De Raad van Commissarissen kan rekening houden met bijzondere omstandigheden bij het bepalen of de kwalitatieve doelstellingen zijn behaald.

'Long-Term Incentive'

De Long-Term Incentive ('LTI') is een bonusregeling voor een voortschrijdende drie-jaars periode waarbij één jaar na aanvang van de bonusperiode een bonusbedrag wordt vastgesteld. 50% van deze bonus wordt na twee jaar toegekend en 50% na drie jaar, mits het dienstverband van het bestuurslid met Hagemeyer op dat moment nog bestaat. De netto LTI-bonus moet worden geïnvesteerd in het Performance Share Plan zoals hieronder beschreven. De LTI-bonus voor leden van de Raad van Bestuur bedraagt maximaal 40% van het bruto basissalaris en is gebaseerd op het behalen van dezelfde vooraf gedefinieerde doelstellingen als de STI.

Optie- en aandelenregelingen

Performance Share Plan

Met het Performance Share Plan kunnen de leden van de Raad van Bestuur een substantieel bezit aan aandelen Hagemeyer opbouwen. In die hoedanigheid ondersteunt dit plan het op één lijn brengen van de belangen van de deelnemende leden van de Raad van Bestuur met die van aandeelhouders.

De leden van de Raad van Bestuur dienen het volledige netto restant van elke LTI-bonus alsmede een bedrag gelijk aan ten minste 50% van de opbrengsten van uitgeoefende aandelenopties (na belastingen) te investeren in aandelen Hagemeyer. Als deze aandelen twee jaar zijn aangehouden in het Performance Share Plan, wordt een premie van 50% toegekend voor iedere periode van twee jaar dat de aandelen zijn aangehouden, mits het dienstverband van het bestuurslid met Hagemeyer op dat moment nog bestaat. Ook deze premie dient te worden geïnvesteerd in aandelen Hagemeyer. Deze 'premieaandelen' komen niet in aanmerking voor toekomstige premies. Iedere aanspraak op deze premie komt te vervallen bij vrijwillig ontslag of ontslag om dwingende redenen.

Aandelen die in het Performance Share Plan worden aangehouden, mogen niet worden verkocht gedurende het dienstverband. Verkoop is slechts toegestaan na beëindiging van het dienstverband.

Momenteel neemt alleen de heer Tiemstra deel aan het Performance Share Plan.

Aandelenopties

Leden van de Raad van Bestuur kunnen deelnemen aan een aandelenoptieregeling. De aandelenopties vormen een voorwaardelijke beloningscomponent en worden na drie jaar alleen dan volledig toegekend indien in deze drie jaar gemiddeld 50% of meer van de maximum STI-bonus is behaald. De aandelenopties vervallen in beginsel bij beëindiging van het dienstverband, behalve in geval van pensionering. Bij uitoefening van de aandelenopties dient een bedrag gelijk aan ten minste de helft van de optiewinst (na belasting) te worden geïnvesteerd in aandelen Hagemeyer, zoals bepaald in het hierboven omschreven Performance Share Plan.

De Raad van Commissarissen heeft bevestigd voornemens te zijn te besluiten dat in geval van een zogenoemde 'change of control' uitstaande aandelenopties onmiddellijk uitoefenbaar worden.

Er worden jaarlijks maximaal 200.000 aandelenopties toegekend per lid van de Raad van Bestuur.

Momenteel neemt alleen de heer Tiemstra deel aan de aandelenoptieregeling.

Voorwaardelijke aandelen

De leden van de Raad van Bestuur kunnen deelnemen aan een aandelenregeling. De aandelen worden alleen dan na drie jaar volledig toegekend door de Raad van Commissarissen indien in deze drie jaar gemiddeld 50% of meer van de maximum STI-bonus is behaald. Tot de helft van de aandelen mag worden verkocht ter dekking van inkomstenbelasting. Het netto restant van de toegekende aandelen zal onder het hierboven omschreven Performance Share Plan vallen. De voorwaardelijke aandelen vervallen in beginsel bij beëindiging van het dienstverband, behalve in geval van pensionering.

De Raad van Commissarissen heeft zijn intentie bevestigd dat in geval van een 'change of control' de uitstaande voorwaardelijke aandelen onmiddellijk uitoefenbaar worden.

Er worden jaarlijks maximaal 100.000 voorwaardelijke aandelen toegekend per lid van de Raad van Bestuur.

Voor de heer R.W.A. de Becker zullen de aandelen onvoorwaardelijk worden toegekend na 1 jaar (niet 3 jaar), mits in het voorgaande jaar 50% of meer van de maximum STI-bonus is behaald.

Pensioen

Het pensioen van de leden van de Raad van Bestuur wordt geregeld in de 'Bestuursregeling 1999' en betreft een middelloonpensioenregeling, met een pensioenleeftijd van 60 jaar. De jaarlijkse pensioenopbouw van de regeling is 2,25% van de pensioengrondslag. Er wordt geen pensioen opgebouwd over de variabele beloningselementen.

In individuele gevallen kan de Raad van Commissarissen beslissen om een 'backservice' koopsom voor pensioenen toe te kennen om een geschikte kandidaat aan te trekken en te behouden, mochten de marktomstandigheden dit vereisen.

Ten gevolge van de afschaffing van de fiscale aftrekbaarheid van de pensioenopbouw vóór 65 jaar, is de pensioenleeftijd in de 'Hagemeyer Bestuursregeling' per 1 januari 2006 aangepast van 60 naar 65 jaar. De pensioenopbouw zal daardoor effectief toenemen van 2,25% tot 3,18% per jaar. De voor die datum opgebouwde pensioenrechten blijven van toepassing en zullen niet worden aangepast.

Aanvullende regelingen

In aanvulling op de bezoldigingscomponenten is een aantal aanvullende regelingen van toepassing op de leden van de Raad van Bestuur, overeenkomstig de marktpraktijk in Nederland.

Deze regelingen zijn:
- Een vaste vergoeding voor zakelijke onkosten van netto € 570 per maand;
- Een bijdrage in de premie van de ziektekostenverzekering;
- Een door de onderneming ter beschikking gestelde auto;
- Vergoeding van kosten van telefoongebruik; en
- Deelname aan de arbeidsongeschiktheidsverzekering.

Het beleid van Hagemeyer is om geen persoonlijke leningen te verstrekken aan of te garanderen voor leden van de Raad van Bestuur.

Opzegtermijn

Indien leden van de Raad van Bestuur hun dienstverband willen beëindigen, geldt een opzegtermijn van 3 maanden.

Als Hagemeyer de arbeidsovereenkomst met de heer De Becker wenst te beëindigen, geldt een opzegtermijn van 9 maanden voor 2006 en een termijn van 6 maanden voor 2007. Indien Hagemeyer de arbeidsovereenkomst met de heer Tiemstra wenst te beëindigen, geldt een opzegtermijn van 6 maanden.

Ontslagvergoedingen

Leden van de Raad van Bestuur hebben recht op een ontslagvergoeding bij een 'change of control'.

Een lid van de Raad van Bestuur komt in aanmerking voor een ontslagvergoeding indien:

i Hagemeyer het dienstverband beëindigt na een overname, fusie of andere gebeurtenis waarbij sprake is van een zogenoemde 'change of control' van Hagemeyer; of

ii het lid van de Raad van Bestuur het dienstverband beëindigt binnen één jaar na overname, fusie of andere gebeurtenis waarbij sprake is van een 'change of control' vanwege een wezenlijk verschil van inzicht met de nieuwe Raad van Bestuur of Raad van Commissarissen of vanwege een materiële wijziging in de bevoegdheden en verantwoordelijkheden van het bestuurslid.

In elk van de bovengenoemde situaties zijn de leden van de Raad van Bestuur, naast de normale salarisbetaling, gerechtigd tot een ontslagvergoeding wegens 'change of control', gelijk aan tweeëneenhalf keer hun totale beloning over het jaar of, als dat minder is, de totale beloning voor de resterende duur van het contract.

De ontslagvergoeding wegens 'change of control' wordt uitbetaald in drie gelijke termijnen. De eerste termijn wordt onmiddellijk na beëindiging van het dienstverband uitbetaald. De tweede en derde termijn worden respectievelijk 6 en 9 maanden na de beëindiging van het dienstverband uitbetaald, met als voorwaarde dat het bestuurslid op desbetreffend moment geen andere dienstbetrekking heeft aanvaard waarin hij een bruto basissalaris ontvangt dat ten minste gelijk is aan 75% van zijn bruto basissalaris bij Hagemeyer.

Voor het berekenen van een ontslagvergoeding wegens 'change of control' wordt als totale beloning over het jaar beschouwd: (i) het bruto basissalaris op het moment van beëindiging van het dienstverband, (ii) de jaarlijkse pensioenopbouw, (iii) 25% van de maximale STI-bonus, en (iv) 25% van de maximale LTI-bonus.

Na afloop van de termijn van deze regeling voor een individueel lid zullen nieuwe voorwaarden moeten worden overeengekomen.

De 'change of control' regeling van de heer R.W.A. de Becker eindigt op 28 februari 2008.

Naast de 'change of control' regeling zoals hierboven omschreven, zal er momenteel ook een ontslagvergoeding aan de heer J.S.T. Tiemstra worden toegekend als Hagemeyer het dienstverband beëindigt vanwege een materiële wijziging in de onderneming die leidt tot een materiële wijziging van zijn bevoegdheden en verantwoordelijkheden. De 'change of control' regeling van de heer Tiemstra eindigt op 1 april 2006.
De Remuneratiecommissie bespreekt momenteel een nieuwe 'change of control' regeling met de heer Tiemstra.

In geval van onvrijwillig vertrek om enige andere reden dan 'change of control' hebben de leden van de Raad van Bestuur geen recht op een vooraf overeengekomen ontslagvergoeding. Dit betekent dat indien een dienstverband van een lid van de Raad van Bestuur onvrijwillig wordt beëindigd, een vergoeding zal worden bepaald op basis van de van toepassing zijnde wettelijke regelingen, de oorzaak of redenen voor de beëindiging van het dienstverband, en het salarisniveau en de juridische positie van de betreffende persoon.

Bezoldigingsrapport

In 2005 is het Bezoldigingsbeleid geïmplementeerd als hieronder omschreven:

Bruto basissalaris

Het bruto basissalarisniveau van leden van de Raad van Bestuur is verhoogd met 0,67% voor de heer De Becker (pro-rata berekening naar het aantal maanden in dienst in 2004) en 0,8% voor de heer Tiemstra. Deze verhoging is gebaseerd op een correctie voor de kosten van levensonderhoud en was geen functie-gerelateerde aanpassing. Verder zijn er geen aanpassingen van het bruto basissalaris doorgevoerd.

Raad van Bestuur	Bruto basissalaris 2005
R.W.A. de Becker	€ 654.355
J.S.T. Tiemstra	€ 487.418

Short-Term Incentive

Op basis van het behalen van de bonusdoelstellingen gaven de resultaten van 2004 aanleiding tot de uitbetaling van een STI-bonus in 2005 zoals hieronder aangegeven.

Raad van Bestuur	Bonusbedrag	Percentage van bruto basissalaris
R.W.A. de Becker	€ 362.916*	67%
J.S.T. Tiemstra	€ 323.980	67%

* *De STI bonustoekenning aan de heer R.W.A de Becker is pro rata berekend met de periode van zijn dienstverband in 2004.*

In 2005 betroffen de financiële doelstellingen EBITDA, elementen van nettoresultaat en netto werkkapitaal als percentage van de netto-omzet. De kwalitatieve doelstellingen betroffen onder andere de verdere ontwikkeling van Hagemeyers strategie, de reorganisatie van Hagemeyer UK, de implementatie van een management development proces, het verlagen van de kassaldi binnen de Groep en het managen van senior kredietfaciliteiten.

In augustus 2005 zijn de bonusdoelstellingen aangepast voor IFRS.

Long-Term Incentive

De prestaties in 2004 gaven aanleiding tot de toekenning van een LTI-bonus van 33,5% van het bruto basissalaris. Deze toekenning zal worden uitbetaald in twee delen van ieder 50%, in maart 2006 en in maart 2007.

Het nettobedrag van de uit te betalen LTI-bonus aan de heer Tiemstra zal worden geïnvesteerd in het Performance Share Plan. Deze investering zal plaatsvinden 5 werkdagen na publicatie van de jaarresultaten.

Aandelenopties en voorwaardelijke aandelen

In 2005 zijn 135.000 voorwaardelijke aandelenopties en 45.000 voorwaardelijke aandelen toegekend aan de heer Tiemstra.

Bij aanvang van zijn dienstverband kreeg de heer De Becker 400.000 voorwaardelijke aandelen toegekend. Na elk volledig jaar dienstverband zullen 100.000 aandelen aan hem worden toegekend, mits er sprake is van een dienstverband en mits in het voorgaande jaar 50% of meer van de maximum STI-bonus is behaald. In 2005 werden 100.000 aandelen Hagemeyer toegekend aan de heer de Becker.



Duurzaamheid

Bij Hagemeyer kiezen wij voor een duurzame benadering in ieder aspect van onze bedrijfsvoering. Wij richten ons op continuïteit op de lange termijn. Het toepassen van duurzame strategieën is vanuit zakelijk oogpunt niet meer dan logisch. Toch zien we 'duurzaamheid' in bredere zin dan alleen zakelijk.

Geen enkele onderneming opereert in isolement. Wij maken deel uit van een bredere gemeenschap, zowel wereldwijd als lokaal. Voor Hagemeyer en onze mensen betekent dit dat wij de verantwoordelijkheid hebben om bij te dragen aan een duurzame toekomst van onze gemeenschappen en stakeholders: aandeelhouders, klanten, leveranciers, medewerkers, en de omgeving waarin we leven en werken. Hoe we hieraan bijdragen wordt ieder jaar vastgelegd in ons jaarverslag, als onderdeel van onze betrokkenheid als het gaat om transparantie in alle aspecten van onze bedrijfsvoering.

Onze waarden

Duurzaam denken en gedrag zijn verankerd in onze Business Principles en bedrijfsprocessen, die zijn gebaseerd op onze kernwaarden. Deze waarden zijn van essentieel belang voor de manier waarop Hagemeyer zaken doet, waar ook ter wereld, en zij vormen het uitgangspunt voor al onze zakelijke beslissingen. Iedereen binnen Hagemeyer zet zich in voor:

- Integriteit;
- Professionaliteit;
- Service; en
- Duurzaamheid.

Integriteit

De basis voor al het zakelijk handelen binnen Hagemeyer is integriteit. Dit betekent dat iedereen die met Hagemeyer te maken heeft, zowel intern als extern, kan rekenen op een respectvolle, eerlijke en rechtvaardige behandeling.

Het verankeren van onze Business Principles

In augustus 2004 heeft Hagemeyer haar Business Principles opnieuw bevestigd. Wij hebben de Business Principles, inclusief de Klokkenluidersregeling, toen stevig vastgelegd in de organisatie. Ook in 2005 hebben wij het belang van de Business Principles steeds weer benadrukt. Bij alles wat we doen, zijn deze principes steeds op de voorgrond aanwezig. We realiseren ons echter dat het verankeren van normen en waarden een continu proces is.

De meeste van onze werkmaatschappijen hebben processen vastgelegd om bestaande en nieuwe medewerkers bewust te maken van de Business Principles en de Klokkenluidersregeling.

Deze bewustwording wordt tot stand gebracht door:

- Het verstrekken van de documenten aan de huidige medewerkers (vertaald in de lokale taal);
- Algemene informatiebijeenkomsten met medewerkers;
- Informatiesessies voor ondernemingsraden en personeelsvertegenwoordigingen;
- Het toegankelijk maken van het beleid via intranet;
- Specifieke communicatiemiddelen;
- Het integreren van de Business Principles in het introductieprogramma voor nieuwe medewerkers; en
- Het laten ondertekenen van een verklaring door nieuwe medewerkers dat ze de Business Principles hebben gelezen en geaccepteerd voor ze aan hun baan beginnen.

Bovendien proberen we zoveel mogelijk medewerkers een verklaring te laten ondertekenen waarin ze hun betrokkenheid bij de Business Principles toezeggen.

Professionaliteit

Hagemeyer is trots op de professionele manier waarop zij al haar bedrijfsactiviteiten benadert. Wij verwachten van alle medewerkers binnen Hagemeyer dat ze zich professioneel opstellen en gedragen bij hun dagelijkse werkzaamheden.

Total Quality Management

In 2005 zijn we doorgegaan met het ontwikkelen van kwaliteitshandboeken en het implementeren van processen en procedures om de kwaliteit te waarborgen van de producten en diensten die Hagemeyer levert. Aan veel van onze werkmaatschappijen zijn kwaliteitscertificaten toegekend. Vele andere werken toe naar certificering.

Respect opbouwen

Wij beschouwen onze mensen als ons grootste concurrentievoordeel. Wij willen daarom duurzame relaties opbouwen tussen medewerkers, op basis van respect, en aan hun verwachtingen tegemoet komen en hun inzet voor Hagemeyer aanmoedigen. Wij streven ernaar om een werkomgeving te creëren waarin medewerkers worden aangemoedigd om hun potentieel maximaal te benutten en te werken aan de ontwikkeling van hun professionele vaardigheden en expertise.

Continuïteit

Continuïteit is cruciaal bij het voldoen aan verwachtingen van medewerkers. Als wij de mogelijkheden bieden die zij nodig hebben om hun vaardigheden en expertise verder te ontwikkelen in een positieve werkomgeving, zullen we ook een gevoel van trots op de onderneming creëren. Wij hebben opnieuw gekeken naar opvolging en carrièreplanning. In 2005 hebben we mogelijke opvolgers geïdentificeerd voor diverse managementteamfuncties in onze regio's. Naast het aanwijzen van potentiële opvolgers voor enkele managementfuncties hebben we ook veelbelovende medewerkers in de onderneming geïdentificeerd.

Opleiding en ontwikkeling

In 2005 bestonden de middelen en processen die onze werkmaatschappijen hebben aangewend voor het 'managen' van het leren, het ontwikkelen en kennismanagement uit zowel praktische training 'on-the-job' als interne en externe functionele training. Dit zijn enkele van onze opleidings- en ontwikkelingsinitiatieven in 2005:

- In de Verenigde Staten hebben wij een leiderschapprogramma ontwikkeld dat specifiek is opgezet om de waarden door de hele organisatie heen te verankeren en de cultuur van Hagemeyer North America vorm te geven. In totaal hebben 300 medewerkers aan dit programma deelgenomen. Er zijn plannen om dit programma verder uit te rollen voor de gehele organisatie van 3.000 medewerkers.
- Onze Duitse werkmaatschappij heeft een leiderschapprogramma geïmplementeerd voor de training van managers en verkoopmedewerkers. Ongeveer 600 medewerkers hebben hier aan deelgenomen.
- Hagemeyer Nederland heeft diverse programma's georganiseerd voor verschillende doelgroepen, waaronder logistiek management voor magazijnmedewerkers, en verkoop- en onderhandelingsvaardigheden voor account managers.
- Elektroskandia in Zweden heeft programma's opgezet over productmanagement, managementtraining, balans tussen werk en privé, presentatietechnieken en diverse IT-trainingsprogramma's.
- Elektroskandia in China heeft seminars georganiseerd over financieel management voor niet-financiële managementteamleden en verbintenissenrecht, alsmede opleidingsprogramma's over projectmanagement, klantenservice, leiderschapstraining voor managementteamleden en supervisors, inkooptraining en cursussen Engels.
- Bij ABM in Spanje heeft het totale verkoopteam van 600 medewerkers deelgenomen aan een business management programma, management en leiderschaptraining, filiaalmanagement en verkooptraining.
- Binnen Hagemeyer UK hebben onze diverse werkmaatschappijen een aantal trainingen georganiseerd, waaronder systeemtraining, verkooptechnieken, verkooptraining, het begrijpen van winst en verlies, margeontwikkeling, filiaalmanagement, producttraining, inleiding tot business management, business management voor gevorderden en magazijnbeheer.
- Winterhalter + Fenner in Zwitserland organiseerde diverse trainingen over onderwerpen als onderhandelen met leveranciers, timemanagement, personeelsmanagement en een training voor verkopers in de buitendienst.
- ACE in Taiwan heeft een communicatieworkshop georganiseerd en een training verkoopvaardigheden en klantenservice. Alle managers en medewerkers in sleutelposities hebben hier aan deelgenomen.

Management development programma

Naast de functionele training en management development programma's geïnitieerd in de werkmaatschappijen, heeft Hagemeyer ook een nieuw corporate management development programma opgezet dat gericht is op senior managers in sleutelposities in de Groep. Het 'Summit' programma begint in april 2006 en heeft de volgende doelstellingen:

- Het bereiken van 100% inzet om Hagemeyers volledige potentieel te realiseren;
- Het vergroten van kennis en vaardigheden van de belangrijkste spelers in onze organisatie; en
- Het verder faciliteren van benchmarking en het uitwisselen van best practices tussen de PPS werkmaatschappijen overal ter wereld.

Dit programma bestaat uit een combinatie van kennisuitwisseling en projectwerk, verdeeld over zes modules van elk drie tot vier dagen en verspreid over twee jaar. Er zullen sessies worden gehouden in Europa en de Verenigde Staten. De eerste deelnemers zullen ongeveer 50 senior managers van de Groep zijn. Het is de bedoeling om in 2007 met een tweede groep van start te gaan.

Beloning

Omdat we de beste mensen in onze business willen aantrekken en vasthouden, is onze beloning concurrerend. De salarisniveaus zijn afhankelijk van verantwoordelijkheden. Daarnaast bieden wij aantrekkelijke secundaire arbeidsvoorwaarden. Sommige managers komen in aanmerking voor de Short-Term Incentive (STI) regeling en/of de Long-Term Incentive (LTI) regeling. Hagemeyer hanteert al vele jaren een aandelenoptieplan voor managers in sleutelposities en hoofdkantoormedewerkers.

Tevredenheid van medewerkers

Net als klanttevredenheid is tevredenheid van medewerkers een van de grootste drijfveren achter de groei van Hagemeyer. Wij hebben zowel formele als informele processen voor het meten van tevredenheid van medewerkers.
In een aantal werkmaatschappijen worden elke twee jaar formele onderzoeken naar tevredenheid van medewerkers uitgevoerd, en soms zelfs jaarlijks.

Diversiteit

Wij zijn gericht op het hebben van de juiste persoon op de juiste positie, op basis van de juiste kwalificaties, competenties en vaardigheden, ongeacht leeftijd, geslacht, ras, geloofsovertuiging, handicap of enig andere mogelijke bron van discriminatie. Onze werkmaatschappijen gebruiken een aantal instrumenten om een divers personeelsbestand te garanderen, waaronder klassikale en computertraining over diversiteit op de werkvloer. In de Verenigde Staten is de Equal Employment Opportunity Statement uit ons Personeelshandboek aangepast voor gebruik in wervingsadvertenties. In Canada houden wij ons aan de doelstellingen binnen de sector zoals die zijn vastgelegd in het 'Employment Equity' programma van de overheid.

Relaties met leveranciers

Met onze leveranciers bespreken wij openlijk onze positie en verwachtingen met betrekking tot ethisch correct handelen. Ook betrekken wij onze leveranciers steeds meer bij discussies over de ethische component in onze Business Principles. Onze collega's in de Verenigde Staten organiseren bijeenkomsten met de belangrijkste leveranciers om de cultuur en richtlijnen van ethisch gedrag te bespreken die inherent zijn aan integriteit in het zakelijk verkeer. In Australië werken onze werkmaatschappijen alleen nog samen met leveranciers die bestaande richtlijnen naleven betreffende zaken als kinderarbeid, milieumanagement, en gezondheid en veiligheid. Hierbij kijken wij met name naar de organisatorische processen zoals die door leveranciers zijn opgezet om aan onze normen te voldoen. In 2005 heeft onze Spaanse werkmaatschappij ABM bijeenkomsten georganiseerd met haar 15 grootste leveranciers. Het doel hiervan was om onze ethische bedrijfspraktijken en richtlijnen te communiceren en met name om het milieu- en veiligheidsbeleid van de leveranciers te bespreken. Elektroskandia's werkmaatschappij in China heeft een sectie over kinderarbeid opgenomen in haar Gedragscode. Deze sectie is gebaseerd op het Verdrag van de Rechten van het Kind van de VN. Elektroskandia China zal relaties met partijen beëindigen als die blijven weigeren de Gedragscode van Elektroskandia met betrekking tot kinderarbeid na te leven.

Service

Wij zijn ervan overtuigd dat onze bedrijfsdoelstellingen alleen kunnen worden bereikt door onze klanten en leveranciers de beste service te bieden. Dit houdt in dat we continu volledig gericht zijn op service; het is de hoeksteen van Hagemeyers benadering van haar activiteiten.

Klanttevredenheid

Hagemeyers hoogste prioriteit is het bieden van uitstekende, winstgevende service. Dit betekent dat we ons te allen tijde toeleggen op een uitstekende service. Wij controleren de klanttevredenheid systematisch en regelmatig, zodat we onze serviceniveaus voortdurend kunnen verbeteren. Wij geloven dat het meten van serviceniveaus ons helpt om het vertrouwen bij onze klanten te bevestigen zodat wij in staat zijn om service van topkwaliteit te leveren.

Als onderdeel van onze focus op klanttevredenheid hebben de meeste van onze werkmaatschappijen een systematische benadering ontwikkeld om te reageren op klachten van klanten, zowel in onze PPS als in onze ACE bedrijven. Klachten worden via verschillende kanalen geregistreerd. Naast het registreren en afhandelen van klachten van klanten controleren sommige werkmaatschappijen ook de serviceniveaus, zoals levering op dezelfde dag, 'late lines' en service op de afgesproken datum. Door de aard van onze business en de verschillen tussen klanten is een interne maatstaf moeilijk te formaliseren, maar op individueel klantniveau hebben we zeker vooruitgang geboekt.

Erkenning

Onze klantenservice heeft Hagemeyer een aantal prijzen van leveranciers opgeleverd.

- In juni 2005 kreeg Hagemeyer Nederland de IMCC (Inventory Management Competence Centre) prijs voor de volledige optimalisatie van de supply chain.
- Onze werkmaatschappij in Mexico ontving de Cementos Apasco Leverancier van het Jaar prijs voor 2005.
- In 2005 kreeg ACE in Azië prijzen toegekend door Bally en La Prairie.

Duurzaamheid

Wij stellen ons ten doel om onze business op een winstgevende en duurzame manier te laten groeien. Dit betekent dat de doelstellingen voor de korte en lange termijn met elkaar in evenwicht moeten zijn, zonder nadelige gevolgen voor mens of milieu.

Milieu

Hoewel onze bedrijfsvoering zich niet toelegt op productie en geen intensief gebruik maakt van natuurlijke hulpbronnen, proberen we toch onze impact op het milieu te minimaliseren. Naast het naleven van de van toepassing zijnde voorschriften geven we zoveel mogelijk prioriteit aan het beperken van het gebruik van natuurlijke hulpbronnen.

Verminderen en recycling van afval

Onze werkmaatschappijen zijn momenteel bezig met het implementeren van beleid met betrekking tot vermindering, scheiding en recycling van afval of passen dit al actief toe. Wij richten ons op de recycling van kartonnen dozen, verpakkingsmateriaal en papier, en leveren artikelen zoals toner cartridges, batterijen, verf, brandblussers, gloeilampen, computerartikelen en andere technische artikelen in bij ecostations. Hoogwaardige verpakkingsmaterialen worden zoveel mogelijk hergebruikt. Bij sommige werkmaatschappijen is het advies van deskundigen ingeroepen. Zo heeft in het Verenigd Koninkrijk een afvalspecialist ons geholpen het afvalmanagement van de groep daar te verbeteren. Dit is met name gericht op het identificeren van lokale recycling-mogelijkheden en het anders gebruiken van afval dat momenteel naar de vuilstort wordt gebracht voor recycling. Zowel Newey & Eyre als WF Electrical hebben vergunningen aangevraagd om een recycling service voor klanten op te zetten.

Brandstofverbruik

Goed management van leveringen aan klanten resulteert in het gebruik van minder vrachtwagens en een gereduceerd brandstofverbruik.

Diverse werkmaatschappijen hebben hun milieusysteem laten beoordelen door ISO en / of andere derde partijen en kregen een ISO / EMAS certificaat uitgereikt. Voorbeelden hiervan zijn Haagtechno BV (ISO 14001 in 2000), Elektroskandia Zweden (ISO / EMAS in 1998), Elektroskandia Finland (ISO 14001 in 1997), Parker Merchanting, Verenigd Koninkrijk (ISO 14001 in 2000).

Gezondheid en veiligheid

Het beleid voor gezondheid en veiligheid varieert per type activiteit, maar is in zijn geheel gericht op het bereiken van de nuldoelstelling voor ongevallen en incidenten, en het verbeteren van ons profiel voor wat betreft de gezondheids- en veiligheidscultuur binnen de onderneming. Wij houden alle relevante gegevens goed bij en richten ons daarbij op het controleren en reduceren van onveilige of ongezonde praktijken. Ons beleid heeft een aantal doelstellingen:

- Het naleven van de voorschriften en regelingen zoals die zijn neergelegd door de lokale overheid;

- Het uitvoeren van programma's om mogelijk onveilige werksituaties en praktijken te identificeren en elimineren;
- Het trainen van medewerkers in gezondheids- en veiligheidszaken;
- Het ontwikkelen en op naleving toezien van voorschriften om de beste gezondheids- en veiligheidspraktijken te garanderen;
- Het leveren van de nodige persoonlijke beschermingsmiddelen en de juiste instructies voor het gebruik en onderhoud ervan; en
- Het onderzoeken van incidenten en ongevallen, waarbij de oorzaak achterhaald en geëlimineerd dient te worden om herhaling in de toekomst te voorkomen.

Om een veilige en gezonde werkomgeving te kunnen waarborgen is communicatie van het grootste belang. Binnen Hagemeyer maken we voor het informeren van onze medewerkers gebruik van training, visuele materialen en speciaal beleid voor gezondheid en veiligheid. Wij organiseren regelmatig brandpreventietrainingen, individuele beschermingsprogramma's, simulaties en EHBO-trainingen, en oefenen op de uitvoering van nood- en evacuatieplannen. Voor specifieke doelgroepen zoals chauffeurs en magazijnmedewerkers hebben wij een letselpreventietraining.

Wij zullen gezondheid en veiligheid blijven verankeren in de manier waarop wij ons bedrijf runnen. Bij dit proces zijn medewerkers van alle niveaus binnen de Groep betrokken.

Maatschappelijke verantwoordelijkheid

Hagemeyer wil blijven bijdragen aan de gemeenschappen waar wij deel van uitmaken en wil waar mogelijk een ondersteunende rol spelen. Er worden initiatieven genomen om ondersteuning te bieden aan charitatieve organisaties en hulpbehoevenden. Naast donaties leveren medewerkers van Hagemeyer een bijdrage door hun persoonlijke inzet. In 2005 waren de belangrijkste goede doelen die door middel van donaties werden gesteund het hulpfonds voor de slachtoffers van de tsunami en liefdadigheidsinstellingen voor kinderen, zoals ziekenhuizen en educatieve faciliteiten.

Vooruitblik

Ons doel voor 2006 is om onze corporate doelstellingen met betrekking tot duurzaamheid en de praktische toepassing daarvan voor de komende jaren verder te definiëren. Aan de hand van deze doelstellingen zullen wij duurzaamheid blijven verankeren en integreren in onze bedrijfsvoering. Dit betekent dat wij:

- Meetbare doelstellingen zullen vaststellen, waar mogelijk en van toepassing, voor specifieke thema's; en
- Onze relatie met stakeholders, met name leveranciers en klanten, zullen uitbouwen om zo verdere vooruitgang te boeken op onze weg naar duurzaamheid.

Geconsolideerde jaarrekening

94 Geconsolideerde balans per 31 december

96 Geconsolideerde winst- en verliesrekening over het kalenderjaar

97 Geconsolideerd mutatieoverzicht van het eigen vermogen over het kalenderjaar

98 Geconsolideerd kasstroomoverzicht over het kalenderjaar

100 Toelichting op de geconsolideerde jaarrekening

Geconsolideerde balans

per 31 december

(in € duizend)	Toelichting	2005	2004
Activa			
Vaste activa			
Goodwill	3	526.454	486.457
Overige immateriële activa	4	19.456	34.738
Materiële vaste activa	5	210.046	229.039
Deelnemingen in gelieerde vennootschappen en joint ventures	6	13.939	12.368
Financiële leasevorderingen	7	3.162	10.872
Overige financiële activa	8	13.997	20.188
Latente belastingvorderingen	18	24.056	26.638
Pensioenoverschot	17	1.365	2.500
		812.475	**822.800**
Vlottende activa			
Voorraden	9	643.432	590.273
Handelsdebiteuren	10	935.373	838.871
Overige vorderingen en overlopende activa	11	62.280	71.432
Liquide middelen	12	85.542	113.915
		1.726.627	**1.614.491**
Voor verkoop aangehouden activa	13	1.751	-
		1.728.378	**1.614.491**
Totale activa		**2.540.853**	**2.437.291**

Zie toelichting op pagina 100 tot en met 146

(in € duizend)	Toelichting	2005	2004
Passiva			
Eigen vermogen toerekenbaar aan aandeelhouders	14	**730.951**	**649.369**
Aandeel van derden		**-**	**1**
Totaal eigen vermogen		**730.951**	**649.370**
Langlopende verplichtingen			
Achtergestelde converteerbare obligaties:			
Leningcomponent	15	235.250	130.540
Optiecomponent	15	-	31.530
Voorzieningen	16	70.544	87.036
Pensioenverplichtingen	17	131.421	129.600
Schulden aan kredietinstellingen	19	289.220	439.022
Financiële leaseverplichtingen	20	108.103	119.884
Latente belastingverplichtingen	18	4.076	10.352
Overige langlopende verplichtingen		1.155	1.081
		839.769	**949.045**
Kortlopende schulden			
Handelscrediteuren en overige kortlopende schulden	21	912.562	784.820
Vennootschapsbelasting		27.467	24.205
Voorzieningen	16	24.254	27.163
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden		5.850	2.688
		970.133	**838.876**
Totale passiva		**2.540.853**	**2.437.291**

Zie toelichting op pagina 100 tot en met 146

Geconsolideerde winst- en verliesrekening

over het kalenderjaar

(in € duizend)	Toelichting	2005	2004
Netto-omzet	25	**5.594.616**	**5.426.745**
Kostprijs van de omzet		(4.293.890)	(4.174.442)
Bruto-omzetresultaat		**1.300.726**	**1.252.303**
Operationele kosten	26	(1.267.316)	(1.320.252)
Overige bedrijfsopbrengsten / (lasten)	27	9.751	50.401
Bedrijfsresultaat		**43.161**	**(17.548)**
Aandeel in resultaat gelieerde vennootschappen en joint ventures	6	2.596	9.089
Netto financiële lasten	28	(91.317)	(106.043)
Resultaat uit gewone bedrijfsuitoefening voor belastingen		**(45.560)**	**(114.502)**
Belastingen	29	(12.432)	(26.052)
Nettoresultaat over het boekjaar		**(57.992)**	**(140.554)**
Toe te rekenen aan:			
Aandeelhouders van de houdstermaatschappij		(57.992)	(140.671)
Aandeel derden		-	117
Winst per aandeel (afgerond op hele eurocenten)	30		
Gewone winst / (verlies) voor het boekjaar		(0,11)	(0,29)
Verwaterde winst / (verlies) voor het boekjaar		(0,11)	(0,29)
Gewogen gemiddeld aantal uitstaande aandelen		516.174.375	477.531.131

Zie toelichting op pagina 100 tot en met 146

Geconsolideerd mutatieoverzicht van het eigen vermogen

	Toe te rekenen aan aandeelhouders							
(in € duizend)	Aandelen-kapitaal	Agio-reserve	Overige reserves	Algemene reserve	Eigen vermogens-component conv. obl.	Totaal	Aandeel van derden	**Totaal eigen vermogen**
Stand per 1 januari 2004	**131.351**	**62.118**	**130**	**167.099**	**-**	**360.698**	**60**	**360.758**
Mutaties in eigen vermogen over de periode 1 januari 2004 – 31 december 2004								
Koersverschillen bij omrekening buitenlandse activiteiten	-	-	(35.997)	-	-	(35.997)	(2)	(35.999)
Rechtstreeks in eigen vermogen verantwoord nettoresultaat	**-**	**-**	**(35.997)**	**-**	**-**	**(35.997)**	**(2)**	**(35.999)**
Resultaat over de periode	-	-	-	(140.671)	-	(140.671)	117	(140.554)
Totaal verantwoord resultaat over de periode	**-**	**-**	**(35.997)**	**(140.671)**	**-**	**(176.668)**	**115**	**(176.553)**
Uitgifte van aandelenkapitaal	487.958	-	-	-	-	487.958	-	487.958
Transactiekosten	-	(23.269)	-	-	-	(23.269)	-	(23.269)
Beloning op basis van aandelen	-	-	650	-	-	650	-	650
Dividend	-	-	-	-	-	-	(117)	(117)
Effect van desinvestering	-	-	-	-	-	-	(57)	(57)
Stand per 31 december 2004	**619.309**	**38.849**	**(35.217)**	**26.428**	**-**	**649.369**	**1**	**649.370**
Stand per 1 januari 2005	**619.309**	**38.849**	**(35.217)**	**26.428**	**-**	**649.369**	**1**	**649.370**
Mutaties in eigen vermogen over de periode 1 januari 2005 – 31 december 2005								
Koersverschillen bij omrekening buitenlandse activiteiten	-	-	48.227	-	-	48.227	-	48.227
Dekkingstransacties van kasstromen: Nettoresultaat op dekkingstransacties van kasstromen	-	-	52	-	-	52	-	52
Rechtstreeks in eigen vermogen verantwoord nettoresultaat	**-**	**-**	**48.279**	**-**	**-**	**48.279**	**-**	**48.279**
Resultaat over de periode	-	-	-	(57.992)	-	(57.992)	-	(57.992)
Totaal verantwoord resultaat over de periode	**-**	**-**	**48.279**	**(57.992)**	**-**	**(9.713)**	**-**	**(9.713)**
Beloning op basis van aandelen	-	-	1.130	-	-	1.130	-	1.130
Uitgifte van aandelen aan werknemers	120	71	(191)	-	-	-	-	-
Dividend	-	-	-	-	-	-	(1)	(1)
Eigen vermogenscomponent van converteerbare obligaties	-	-	-	28.425	61.740	90.165	-	90.165
Stand per 31 december 2005	**619.429**	**38.920**	**14.001**	**(3.139)**	**61.740**	**730.951**	**-**	**730.951**

Geconsolideerd kasstroomoverzicht

over het kalenderjaar

(in € duizend)	2005	2004
Bedrijfsactiviteiten		
Bedrijfsresultaat	43.161	(17.548)
Aangepast voor:		
Afschrijvingen	46.002	52.151
Bijzondere waardeverminderingen	32.021	39.589
(Winst) / verlies op verkoop materiële vaste activa	73	(3.341)
(Winst) / verlies op verkoop dochtermaatschappijen	(8.204)	(47.285)
Mutaties in voorzieningen	(10.662)	(10.678)
Overige mutaties zonder kasstroomeffect	10.177	(1.150)
Mutaties in werkkapitaal:		
Voorraden	(27.771)	(3.943)
Vorderingen	(60.274)	(25.207)
Handels- en overige crediteuren	86.148	65.155
Operationele kasstroom	**110.671**	**47.743**
Ontvangen rente	4.080	3.593
Ontvangen dividenden uit deelnemingen	66	3.700
Betaalde rente en soortgelijke kosten	(74.128)	(87.092)
Betaalde belastingen	(7.628)	(11.500)
Nettokasstroom uit bedrijfsactiviteiten	**33.061**	**(43.556)**
Investeringen		
Aankoop materiële vaste activa	(28.033)	(19.779)
Opbrengsten uit verkoop materiële vaste activa	3.511	8.716
Aankoop immateriële activa	(5.225)	(8.484)
Verwerving van dochtermaatschappijen, na aftrek van liquide middelen	413	(4.350)
Desinvesteringen van / (investeringen in) dochtermaatschappijen, overige deelnemingen en overige investeringen	15.094	94.409
Saldo van overige investeringen en vorderingen	(683)	1.370
Nettokasstroom uit investeringsactiviteiten	**(14.923)**	**71.882**

(in € duizend)	**2005**	2004
Financieringsactiviteiten		
Opname van langlopende leningen en soortgelijke financieringsmiddelen	135.000	585.572
Aflossing van langlopende leningen en soortgelijke financieringsmiddelen	(169.936)	(876.490)
Betaling uit hoofde van financiële leaseverplichtingen	(16.305)	(12.164)
Opbrengst aandelenemissie	-	439.944
Dividenden betaald aan minderheidsbelangen	(1)	-
Toename / (afname) van overige langlopende verplichtingen	(247)	(138)
Toename / (afname) van kortlopende bankschulden	3.218	(233.896)
Nettokasstroom uit financieringsactiviteiten	**(48.271)**	**(97.172)**
Toename / (afname) van liquide middelen	**(30.133)**	**(68.846)**
Mutatie in liquide middelen		
Per 1 januari	113.915	198.530
Toename / (afname) van liquide middelen	(30.133)	(68.846)
Koersverschillen	1.760	(15.769)
Per 31 december	**85.542**	**113.915**

Toelichting op de geconsolideerde jaarrekening

1 Algemeen

Hagemeyer N.V. ('de Vennootschap' of de 'Groep') is een naamloze vennootschap, gevestigd en kantoorhoudende aan de Rijksweg 69, 1411 GE te Naarden. De door de Raad van Bestuur opgestelde geconsolideerde jaarrekening werd op 27 februari 2006 door de Raad van Commissarissen vrijgegeven voor publicatie. De geconsolideerde jaarrekening zal ter goedkeuring voorgelegd worden aan de Algemene Vergadering van Aandeelhouders, die op 28 april 2006 gehouden zal worden.

De voornaamste activiteiten van de Groep zijn beschreven in het Verslag van de Raad van Bestuur.

Onder verwijzing naar de artikelen 379 en 414, Boek 2 BW is een complete lijst van alle met de Groep verbonden vennootschappen verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap. De belangrijkste in de consolidatie van de Hagemeyer Groep opgenomen werkmaatschappijen staan vermeld op pagina 161 tot en met 164 van dit verslag.

2 Belangrijkste waarderingsgrondslagen

a. Nalevingsverklaring

De geconsolideerde jaarrekening is opgesteld in overeenstemming met de International Financial Reporting Standards (IFRS) zoals aanvaard voor gebruik in de EU per 31 december 2005. Deze jaarrekening is de eerste geconsolideerde jaarrekening in overeenstemming met IFRS en daarbij is IFRS 1 'First-time Adoption of International Financial Reporting Standards' toegepast. De door IFRS 1 vereiste informatieverschaffing omtrent de overgang van de in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving ('Nederlandse grondslagen') naar IFRS is verstrekt in noot 38.

b. Grondslagen voor de opstelling

De geconsolideerde jaarrekening is opgesteld op basis van historische kostprijs, met uitzondering van derivaten en financiële instrumenten die geclassificeerd worden als gehouden voor handel of beschikbaar voor verkoop, die opgenomen zijn tegen de reële waarde.
Voor zover niet anders vermeld, heeft de waardering van activa en passiva op nominale waarde plaatsgevonden. Baten en lasten worden opgenomen wanneer deze zich voordoen, ongeacht of deze tot ontvangsten of uitgaven in het boekjaar hebben geleid.

c. Gehanteerde munteenheid

De geconsolideerde jaarrekening wordt weergegeven in euro's, afgerond op duizendtallen.

d. Grondslagen voor de consolidatie

De geconsolideerde jaarrekening omvat de jaarrekening van Hagemeyer N.V. tezamen met die van haar dochtermaatschappijen per 31 december van elk jaar. Dochtermaatschappijen zijn de maatschappijen waarover de Vennootschap zeggenschap heeft, waarbij zeggenschap gedefinieerd wordt als het vermogen om financiële en operationele beleidslijnen te besturen teneinde voordeel te behalen uit de activiteiten van die dochtermaatschappijen. Bij het beoordelen van zeggenschap wordt er rekening gehouden met mogelijke stemrechten die op dat moment uitgeoefend kunnen worden of converteerbaar zijn.
Dochtermaatschappijen worden volledig geconsolideerd vanaf de verwervingsdatum, zijnde de datum waarop de Vennootschap zeggenschap verkrijgt, tot de datum van desinvestering, waarop de zeggenschap eindigt.
De jaarrekeningen van de dochtermaatschappijen worden opgesteld voor hetzelfde boekjaar als dat van de houdstermaatschappij, waarbij consistente waarderingsgrondslagen gehanteerd worden. Alle onderlinge vorderingen, schulden, transacties, baten en lasten tussen groepsmaatschappijen zijn geëlimineerd.
Het aandeel van derden vertegenwoordigt het niet door de Groep gehouden deel van het resultaat en nettovermogen, en wordt afzonderlijk vermeld in de winst- en verliesrekening en binnen het eigen vermogen in de geconsolideerde balans.

e. Bedrijfscombinaties

Bij verwerving worden de activa, passiva en voorwaardelijke verplichtingen van een dochtermaatschappij gemeten naar de reële waarde daarvan op de datum van verwerving. Een eventueel verschil tussen de verwervingsprijs en de reële waarde van het identificeerbare nettovermogen wordt verantwoord als goodwill. Een negatief verschil tussen de verwervingsprijs en de reële waarde van het verworven identificeerbare nettovermogen (d.w.z. disagio bij verwerving) wordt ten gunste van het resultaat gebracht in de periode van verwerving. Het minderheidsbelang wordt verantwoord tegen het aandeel daarvan in de reële waarden van de opgenomen activa en passiva.

f. Deelnemingen in gelieerde vennootschappen en joint ventures

Een deelneming wordt beschouwd als een gelieerde vennootschap indien de Groep invloed van betekenis kan uitoefenen maar geen bestuurlijke zeggenschap heeft over de bedrijfsactiviteiten. Deelnemingen in gelieerde vennootschappen worden verantwoord op basis van de nettovermogenswaarde, tenzij deze geclassificeerd zijn als beschikbaar voor verkoop. Ingevolge deze methode worden deelnemingen in gelieerde vennootschappen in de balans opgenomen tegen kostprijs, aangepast voor na de verwerving opgetreden veranderingen in het aandeel van de Groep in het nettovermogen van de gelieerde vennootschap, verminderd met eventuele bijzondere waardeverminderingen bij de individuele deelnemingen. De winst- en verliesrekening geeft het aandeel weer in het bedrijfsresultaat van de gelieerde vennootschap. Goodwill met betrekking tot een gelieerde vennootschap wordt opgenomen in de boekwaarde van de deelneming en wordt niet afgeschreven.
Indien een groepsmaatschappij een transactie verricht met een gelieerde vennootschap worden winst en verlies geëlimineerd voor zover deze het belang van de Groep in de betrokken gelieerde vennootschap betreffen. Verliezen van de gelieerde vennootschappen die het belang van de Groep in deze gelieerde vennootschappen overschrijden, worden niet verantwoord.
Joint ventures zijn entiteiten waar de Groep contractueel vastgelegde, gezamenlijke zeggenschap heeft over de activiteiten. Deelnemingen in joint ventures worden eveneens verantwoord op basis van de nettovermogenswaarde.

Het aandeel van de Vennootschap in de niet-uitgekeerde winst van dochtermaatschappijen, gelieerde vennootschappen en joint ventures wordt opgenomen in de algemene reserve van de Vennootschap, tenzij de Vennootschap niet in staat is de uitkering van dividend te bewerkstelligen. In dergelijke gevallen is het aandeel in de niet-uitgekeerde winst opgenomen in een wettelijke reserve.

g. Vreemde valuta

De functionele en rapportagevaluta van de Groep is de euro. Iedere entiteit in de Groep bepaalt zijn eigen functionele valuta. Transacties die gedurende het jaar in vreemde valuta zijn afgesloten, zijn omgerekend naar lokale functionele valuta tegen wisselkoersen die de op het moment van de transactie geldende koersen benaderen. Monetaire activa en passiva uitgedrukt in vreemde valuta zijn omgerekend naar lokale valuta tegen de koers per balansdatum. De hieruit voortvloeiende koerswinsten of koersverliezen zijn verwerkt in de winst- en verliesrekening. Non-monetaire activa en passiva (gemeten op basis van historische kostprijs) zijn omgerekend tegen de wisselkoers per de data van de oorspronkelijke transacties.
Teneinde bepaalde valutarisico's af te dekken sluit de Groep valutatermijncontracten af (zie hieronder voor meer informatie over de waarderingsgrondslagen van de Groep met betrekking tot dergelijke financiële derivaten).
Bij consolidatie zijn de winst- en verliesrekeningen van buitenlandse entiteiten omgerekend naar euro's tegen de wisselkoersen die de koersen benaderen die golden ten tijde van de transacties. De balansen van deelnemingen in buitenlandse dochtermaatschappijen en de netto-investeringen in buitenlandse deelnemingen in de vennootschappelijke balans zijn omgerekend naar euro's tegen de koers per balansdatum. De hieruit voortvloeiende omrekeningsverschillen zijn gemuteerd op het eigen vermogen in een koersverschillenreserve. Deze omrekeningsverschillen worden opgenomen als baten of lasten bij de desinvestering van de buitenlandse entiteit. Goodwill en andere wijzigingen die voortvloeien uit de verwerving van een buitenlandse entiteit worden behandeld als activa en passiva van de buitenlandse entiteit en omgerekend tegen de koers per balansdatum.

h. Immateriële activa

Goodwill

Goodwill betreft het verschil tussen de verkrijgingsprijs en de reële waarde van het aandeel van de Groep in de identificeerbare activa en passiva van de verworven dochteronderneming of gelieerde vennootschap op de acquisitiedatum. Goodwill wordt geactiveerd en ten minste ieder halfjaar getoetst op bijzondere waardevermindering, of vaker indien daartoe aanleiding bestaat. Een eventuele bijzondere waardevermindering wordt onmiddellijk afgeschreven ten laste van het resultaat en daarna niet meer teruggedraaid. Bij de verkoop van een dochtermaatschappij of gelieerde vennootschap wordt het toerekenbare bedrag aan goodwill opgenomen in de vaststelling van winst of verlies bij verkoop. Indien de reële waarde van het aandeel van de Groep in identificeerbare activa en passiva de verwervingsprijs overschrijdt (zogenaamde 'negatieve goodwill'), dan wordt het meerdere rechtstreeks opgenomen in het resultaat.

Goodwill die ontstond bij acquisities vóór de overgangsdatum naar IFRS is gehandhaafd op de eerdere bedragen onder Nederlandse grondslagen, onder voorwaarde van beoordeling op bijzondere waardevermindering per die datum. Goodwill die ontstond bij acquisities voor 1 januari 2000 is volledig ten laste van het eigen vermogen gebracht. Bij het toetsen op bijzondere waardevermindering wordt de goodwill die verkregen is in een bedrijfscombinatie vanaf de acquisitiedatum toegerekend aan een kasstroomgenererende eenheid of groep van kasstroomgenererende eenheden van de Groep. Een verlies door bijzondere waardevermindering ontstaat wanneer de realiseerbare waarde van de kasstroomgenererende eenheid (groep) waar de goodwill betrekking op heeft minder bedraagt dan de boekwaarde. Een dergelijke waardevermindering wordt eerst toegerekend om de boekwaarde van eventueel aan de eenheid toegerekende goodwill te reduceren en vervolgens aan de andere activa, verhoudingsgewijs verdeeld op basis van de boekwaarde van ieder actief in de eenheid.

Software

Uitgaven ter zake van verwerving van softwarelicenties en de ontwikkeling van software worden geactiveerd als immateriële activa en lineair afgeschreven over de verwachte economische levensduur, met een maximum van 7 jaar. Tot de te activeren uitgaven worden uitsluitend gerekend de directe uitgaven ter zake van het programmeren en testen van de intern ontwikkelde software. Indirecte uitgaven en uitgaven ter zake van vooronderzoek, implementatie, training en datamigratie worden direct ten laste van het perioderesultaat gebracht.

Handelsmerken en handelsnamen

De aanschafkosten van afzonderlijk verworven handelsmerken en handelsnamen worden geactiveerd. Indien de activa zijn verworven in een bedrijfscombinatie worden zij eerst gewaardeerd naar de reële waarde op de verwervingsdatum. Vervolgens worden de activa lineair afgeschreven over de verwachte economische levensduur, met een maximum van 10 jaar.

De afschrijvingsperiodes van software en handelsnamen worden in ieder geval aan het einde van ieder boekjaar opnieuw beoordeeld. Wijzigingen in de verwachte economische levensduur worden verantwoord door de afschrijvingsperiode te wijzigen en worden behandeld als schattingsposten.

i. Materiële vaste activa

Materiële vaste activa worden gewaardeerd tegen aanschafwaarde onder aftrek van cumulatieve afschrijvingen en eventueel cumulatieve bijzondere waardeverminderingen. Niet aan de bedrijfsuitoefening dienstbare materiële vaste activa zijn gewaardeerd tegen boekwaarde of de verwachte opbrengstwaarde, indien deze lager is (zie ook punt (j) betreffende bijzondere waardevermindering).

De afschrijvingen vinden plaats op basis van de lineaire afschrijvingsmethode tot de restwaarde, waarbij ten aanzien van de verwachte levensduur de volgende veronderstellingen worden gehanteerd:

Bedrijfsgebouwen	20 - 30 jaar
Machines en installaties	5 - 10 jaar
Auto's	3 - 5 jaar
IT hardware	3 - 7 jaar
Verbouwingen in huurpanden	verwachte economische levensduur of de resterende huurperiode, indien deze korter is.

Activa onder financiële lease worden afgeschreven over hun verwachte economische levensduur volgens dezelfde methode als activa in eigendom of, indien korter, over de resterende huurperiode indien er geen redelijke zekerheid bestaat dat de Vennootschap eigendom zal verkrijgen aan het einde van de huurperiode. Op bedrijfsterreinen wordt niet afgeschreven.
De restwaarden en economische levensduur van de activa worden aan het einde van ieder boekjaar beoordeeld en indien nodig aangepast. Indien er een grote reparatie of groot onderhoud is verricht, worden de kosten daarvan opgenomen in de boekwaarde van materiële vaste activa als vervanging, indien voldaan is aan de verantwoordingscriteria.
De winst of het verlies dat ontstaat bij verkoop of buitengebruikstelling van een actief wordt bepaald als het verschil tussen de nettoverkoopopbrengst en de boekwaarde van het actief en wordt onmiddellijk opgenomen in de winst- en verliesrekening.

j. Bijzondere waardevermindering van materiële en immateriële activa, met uitzondering van goodwill

Iedere balansdatum beoordeelt de Vennootschap of er aanwijzingen zijn dat materiële of immateriële activa (met uitzondering van goodwill) mogelijk onderhevig zijn aan een bijzondere waardevermindering. Indien er dergelijke aanwijzingen zijn, wordt de realiseerbare waarde van het actief geschat teneinde de omvang van de eventuele bijzondere waardevermindering te bepalen. Indien het actief geen kasstromen genereert die onafhankelijk zijn van andere activa, schat de Groep de realiseerbare waarde van de kasstroomgenererende eenheid waartoe het actief behoort. De realiseerbare waarde is de reële waarde minus verkoopkosten of de gebruikswaarde, indien deze hoger is. Bij het bepalen van de gebruikswaarde worden de geschatte toekomstige kasstromen contant gemaakt tegen een disconteringsvoet vóór belastingen, gebaseerd op de marktrente plus een opslag voor de specifieke risico's van het actief. Indien de realiseerbare waarde van een actief (of kasstroomgenererende eenheid) naar schatting minder bedraagt dan de boekwaarde, wordt de boekwaarde van het actief of de kasstroomgenererende eenheid afgeboekt tot de realiseerbare waarde. Een bijzondere waardevermindering wordt onmiddellijk opgenomen als een last. Indien een bijzondere waardevermindering zich vervolgens herstelt, wordt de boekwaarde van het actief of de kasstroomgenererende eenheid verhoogd tot de herziene schatting van de realiseerbare waarde, maar zodanig dat de toegenomen boekwaarde niet meer bedraagt dan de boekwaarde die vastgesteld zou zijn indien er geen bijzondere waardevermindering opgenomen zou zijn voor het actief of de kasstroomgenererende eenheid in voorgaande jaren. Een herstel van een bijzondere waardevermindering wordt onmiddellijk opgenomen als bate.

k. Voor verkoop aangehouden activa

(Groepen van) activa die zijn geclassificeerd als 'aangehouden voor verkoop' worden gewaardeerd op de boekwaarde of de reële waarde minus de verkoopkosten, indien deze lager is. Vaste activa en groepen van activa worden geclassificeerd als 'aangehouden voor verkoop' indien hun boekwaarde wordt terugverkregen via een verkooptransactie in plaats van door aanhoudend gebruik. Er wordt uitsluitend aan deze voorwaarde voldaan indien verkoop zeer waarschijnlijk is en het actief (of de groep van activa) in de huidige staat beschikbaar is voor onmiddellijke verkoop. Het management dient overtuigd te zijn van de mogelijkheid tot verkoop, waarbij verwacht mag worden dat deze verkoop binnen een jaar na classificatie tot voltooiing komt. Op activa die zijn aangemerkt als 'aangehouden voor verkoop' wordt niet afgeschreven.

l. Financiële vaste activa

Financiële vaste activa bestaan voornamelijk uit vorderingen en leningen met vaste of vast te stellen betalingen die niet genoteerd zijn op een actieve markt. Deze activa zijn gewaardeerd tegen geamortiseerde kostprijs gebaseerd op de effectieve-rentemethode. Winst en verlies worden verantwoord als resultaat bij verwijdering van de leningen en vorderingen van de balans of als er sprake is van een bijzondere waardevermindering, alsook via afschrijving.
Op iedere balansdatum beoordeelt de Vennootschap of de vorderingen en leningen een bijzondere waardevermindering hebben ondergaan. Indien er objectief bewijs bestaat dat leningen en vorderingen die tegen geamortiseerde kostprijs zijn gewaardeerd een bijzondere waardevermindering hebben ondergaan, wordt het verlies gemeten als het verschil tussen de boekwaarde van het actief en de contant gemaakte waarde van geschatte toekomstige kasstromen tegen de oorspronkelijke, effectieve rentevoet van het actief. Het verlies wordt opgenomen in de winst- en verliesrekening.

m. Voorraden

Voorraden zijn gewaardeerd tegen kostprijs of netto-opbrengstwaarde, indien deze lager is. De kostprijs is berekend op basis van de 'first-in-first-out'-methode of op basis van de gewogen gemiddelde kostprijs. De kostprijs omvat directe materialen en alle kosten die gemaakt zijn om de voorraden naar hun huidige locatie en in hun huidige staat te brengen, na aftrek van kortingen en bonussen. De netto-opbrengstwaarde vertegenwoordigt de geschatte verkoopprijs in het kader van de normale bedrijfsvoering, verminderd met de geschatte kosten van voltooiing en de te maken kosten voor marketing, verkoop en distributie.

n. Handelsdebiteuren en overige vorderingen

Handelsdebiteuren worden gewaardeerd tegen nominale waarde, verminderd met een voorziening voor oninbare bedragen, indien er objectief bewijs is dat de Groep niet in staat zal zijn de vorderingen te innen. Handelsdebiteuren zijn niet-rentedragend.

o. Liquide middelen

Liquide middelen in de balans omvatten kas- en banktegoeden, alsmede termijndeposito's met een oorspronkelijke looptijd van ten hoogste drie maanden. Inkomende cheques in transito worden opgenomen onder handelsvorderingen totdat zij gedeponeerd zijn bij de bank, op welk moment zij overgeboekt worden naar liquide middelen. Uitgaande cheques in transito worden opgenomen onder handelscrediteuren (of overige schulden) tot zij verrekend zijn door de bank. Dit boekhoudkundige beleid is gekozen aangezien hierdoor het moment waarop liquide middelen binnenkomen en uitgaan wordt gesynchroniseerd op concrete tijdstippen, niet afhankelijk van eigen inzicht, zoals het geval zou zijn indien er schattingen gemaakt zouden worden met betrekking tot het moment waarop andere partijen de cheques ontvangen of afgeven. Het geeft tevens de operationele realiteit weer: de financiering van schuldeiser / klant wordt als zodanig verantwoord tot het moment dat de transactiebedragen toegevoegd zijn aan, of in mindering zijn gebracht op, de banktegoeden.

p. Achtergestelde converteerbare obligaties

Converteerbare obligaties worden aangemerkt als samengestelde instrumenten bestaande uit een schuldcomponent en een eigen vermogenscomponent. Op de uitgiftedatum wordt de reële waarde van de schuldcomponent gewaardeerd op basis van de geldende marktrente voor gelijksoortige niet-converteerbare schulden. Het verschil tussen de opbrengsten van de uitgifte van de converteerbare obligatie en de reële waarde die toegekend is aan de schuldcomponent, die de contractueel vastgelegde optie vertegenwoordigt om het vreemde vermogen om te zetten in eigen vermogen van de Vennootschap, wordt aangeduid als de eigen vermogenscomponent. Deze eigen vermogenscomponent was tot 1 december 2005 opgenomen onder langlopende verplichtingen vanwege de 'cash alternative election'-optie; op die datum werd afstand gedaan van het recht op 'cash alternative election'. Als schuld werd de eigen vermogenscomponent gewaardeerd tegen marktwaarde, waarbij mutaties in het resultaat verwerkt werden. Op 1 december 2005 werd het volledige saldo overgebracht naar eigen vermogen, ten gevolge waarvan er geen herwaarderingen meer zullen plaatsvinden.
De uitgiftekosten zijn verdeeld tussen de schuldcomponent en de eigen vermogenscomponent van de converteerbare obligaties op basis van hun respectievelijke boekwaarde op de uitgiftedatum. Het gedeelte dat betrekking had op de eigen vermogenscomponent werd rechtstreeks ten laste van het resultaat gebracht. Het gedeelte dat betrekking had op de schuldcomponent werd geactiveerd en wordt afgeschreven over de levensduur van de schuld.
De rentelasten over de schuldcomponent worden berekend door de geldende marktrente voor vergelijkbare niet-converteerbare schulden toe te passen op de schuldcomponent van het instrument. Het verschil tussen dit bedrag en de betaalde rente wordt toegevoegd aan de boekwaarde van de converteerbare obligatie.
Deze waarderingsgrondslag wordt sinds 1 januari 2004 gehanteerd.

q. Schulden aan kredietinstellingen

Rentedragende bankschulden en rekening-courant-kredieten worden in eerste instantie geboekt tegen de reële waarde van het ontvangen bedrag. Na deze eerste boeking worden rentedragende leningen vervolgens gewaardeerd tegen geamortiseerde kostprijs op basis van de effectieve-rentemethode. Winst en verlies worden verantwoord bij verwijdering van de schulden van de balans, alsook via afschrijving.

Een financiële verplichting wordt verwijderd indien de daaruit voortvloeiende schuld is gekweten, wordt opgeheven of verloopt.

r. Voorzieningen

Voorzieningen zijn getroffen voor in rechte afdwingbare of feitelijke verplichtingen, die per balansdatum aanwezig zijn en die voortvloeien uit gebeurtenissen in het verleden, waarvan het waarschijnlijk is dat daaraan middelen dienen te worden besteed die een economisch voordeel vertegenwoordigen en waarvan een redelijke schatting kan worden gemaakt. Indien de tijdswaarde van geld materieel is, worden voorzieningen contant gemaakt op basis van een geldend tarief vóór belastingen dat, indien van toepassing, de specifieke risico's van het passief weergeeft. Waar sprake is van contant maken, wordt de toename in de voorziening vanwege tijdsverloop opgenomen als leenkosten. Indien het management verwacht dat de voorziening geheel of gedeeltelijk wordt vergoed, bijvoorbeeld ingevolge een verzekeringscontract, wordt deze vergoeding uitsluitend als een actief opgenomen indien de vergoeding nagenoeg zeker is.

Enkele dochtermaatschappijen verstrekken garanties op verkochte producten. Op de verkoopdatum van de relevante producten zijn voorzieningen getroffen voor de geschatte kosten die uit deze garanties voortvloeien.

Voorzieningen voor reorganisatie worden opgenomen indien de Vennootschap een uitgebreid formeel plan heeft voor de reorganisatie, waarvan de belanghebbenden in kennis gesteld zijn.

s. Pensioenlasten

De Vennootschap en haar dochtermaatschappijen hebben pensioenregelingen afgesloten voor het merendeel van het personeel. Deze pensioenregelingen bestaan uit toegezegde-bijdrageregelingen en toegezegd-pensioenregelingen. De financiering van de pensioenregelingen varieert, afhankelijk van de lokale praktijk en reglementen, van regelingen gebaseerd op volledige financiering tot regelingen zonder financiering. Betalingen aan toegezegde-bijdrageregelingen worden ten laste van het resultaat gebracht zodra zij verschuldigd zijn. Betalingen aan regelingen onder staatstoezicht worden behandeld als betalingen aan toegezegde-bijdrageregelingen.

Voor toegezegd-pensioenregelingen worden de kosten van het verstrekken van uitkeringen bepaald op basis van de 'projected unit credit method', waarbij op iedere balansdatum actuariële waarderingen worden verricht. Actuariële winsten en verliezen worden opgenomen in de winst- en verliesrekening indien de netto cumulatieve niet-opgenomen actuariële winsten en verliezen meer bedragen dan 10% van de toegezegd-pensioenverplichting of van de reële waarde van de activa van de pensioenregeling op de vorige balansdatum, indien deze hoger is. Deze winst- en verliespost wordt opgenomen over de verwachte gemiddelde resterende dienstjaren van de werknemers die deelnemen aan de regelingen.

De backserviceverplichting wordt onmiddellijk verwerkt voor zover de pensioenaanspraken reeds onvoorwaardelijk zijn; het resterende deel wordt lineair afgeschreven over de gemiddelde periode tot de pensioenafspraken onvoorwaardelijk worden.

De in de balans opgenomen pensioenverplichting vertegenwoordigt de contante waarde van de toegezegd-pensioenverplichting, aangepast voor niet-opgenomen actuariële winsten en verliezen en backservicekosten, en verminderd met de reële waarde van de activa van de pensioenregeling waaruit de verplichtingen direct verrekend dienen te worden. Indien deze berekening een actief oplevert, is dit beperkt tot de backservicekosten en niet-opgenomen actuariële winsten en verliezen, vermeerderd met de contante waarde van beschikbare restituties en reducties voor toekomstige bijdragen aan de regeling.

t. Belastingen

Belastingen naar de winst worden in aanmerking genomen in dezelfde periode als de opbrengsten en kosten waar zij betrekking op hebben.

Verschuldigde en verrekenbare belastingverplichtingen en -vorderingen voor de huidige en voorgaande periodes worden gewaardeerd tegen het bedrag dat naar verwachting betaald wordt aan of terugbetaald wordt door de belastingdienst. De gehanteerde belastingtarieven en belastingwetten zijn de tarieven en wetten die van kracht zijn of wezenlijk van kracht zijn op de balansdatum.

Latente belastingverplichtingen worden opgenomen op basis van de periodetoerekeningsmethode voor alle tijdelijke verschillen die zich voordoen tussen de commerciële boekwaarde van activa en passiva en de corresponderende fiscale boekwaarde, met uitzondering van de verschillen die betrekking hebben op deelnemingen in dochtermaatschappijen indien deze verschillen in de voorzienbare toekomst zullen blijven bestaan. Een voorziening voor belastingen over uit te keren winsten van dochtermaatschappijen wordt uitsluitend getroffen indien een voornemen tot uitkering bestaat. Deze activa en passiva worden niet opgenomen indien de tijdelijke verschillen voortvloeien uit goodwill of uit eerste opname (anders dan een bedrijfscombinatie) van andere activa en passiva in een transactie die geen verband houdt met de fiscale winst en de commerciële winst. Latente belastingen worden ten laste of ten gunste van de winst- en verliesrekening gebracht, tenzij het gaat om posten die direct ten laste of ten gunste van eigen vermogen gebracht worden, in welk geval de latente belastingen ook in het eigen vermogen verwerkt worden.

Latente belastingvorderingen, waaronder de latenties die betrekking hebben op voorwaartse verliescompensatie, worden slechts verantwoord voor zover het waarschijnlijk is dat in de toekomst belastbare winsten zullen worden gerealiseerd waarmee deze verliezen of aftrekbare tijdelijke verschillen kunnen worden gecompenseerd. De boekwaarde wordt op iedere balansdatum opnieuw beoordeeld.

Latente belastingvorderingen en -verplichtingen worden gewaardeerd tegen de belastingtarieven die naar verwachting van toepassing zullen zijn in het jaar waarin de activa te gelde gemaakt worden of de passiva verrekend worden, op basis van de belastingtarieven en -wetgeving die van kracht zijn of wezenlijk van kracht zijn op de balansdatum.

De belangrijkste tijdelijke verschillen komen voort uit de afschrijving op onroerend goed, machines en inventaris, voorzieningen voor mogelijke oninbaarheid, voorzieningen voor incourante voorraden, voorzieningen voor herstructurering en andere voorzieningen, die alleen aftrekbaar zijn voor de belasting op het moment dat de kosten daadwerkelijk worden gemaakt, alsmede uit compensabele verliezen.

u. Inkomstenverantwoording

Inkomsten worden verantwoord voor zover het waarschijnlijk is dat er economisch voordeel naar de Groep zal vloeien en de inkomsten op betrouwbare wijze gewaardeerd kunnen worden.

Inkomsten worden bepaald naar de reële waarde van de ontvangen vergoeding of vordering en vertegenwoordigen de te ontvangen bedragen voor goederen en diensten die in het kader van normale bedrijfsvoering verstrekt zijn, onder aftrek van kortingen, BTW en andere over de omzet geheven belastingen. Inkomsten worden niet verantwoord indien er significante onzekerheid bestaat met betrekking tot de inning van de verschuldigde vergoeding, gerelateerde kosten of de mogelijke retourzending van goederen.

Omzet uit de verkoop van goederen wordt verantwoord indien de significante aan eigendom verbonden risico's en voordelen zijn overgegaan op de koper. Omzet uit verleende diensten wordt verantwoord in verhouding tot de mate waarin de transactie op de balansdatum voltooid is.

Rentebaten worden tijdsevenredig opgebouwd naar de uitstaande hoofdsom en tegen de geldende effectieve rente, zijnde de rente die de geschatte toekomstige geldontvangsten exact gedurende de verwachte levensduur van het financiële actief verdisconteert naar de nettoboekwaarde van het actief.

Dividendinkomsten uit deelnemingen worden verantwoord indien het recht van aandeelhouders op uitkering is vastgesteld.

v. Kosten van leenvermogen

Alle kosten van leenvermogen worden verantwoord als lasten zodra zij gemaakt worden.

w. Leases

Leases worden geclassificeerd als financiële leases indien de leasevoorwaarden wezenlijk alle risico's en voordelen van eigendom overdragen aan de leasenemer. Alle overige leases worden geclassificeerd als operationele leases.

De Groep als leasegever

Door de leasenemers verschuldigde bedragen onder financiële leases worden opgenomen als vorderingen tegen het bedrag van de netto-investeringen in de lease door de Groep. Baten uit financiële leases worden toegekend aan boekperiodes teneinde een constant periodiek rendementspercentage weer te geven over de netto uitstaande investeringen van de Groep met betrekking tot de leases.

De Groep als leasenemer

Onder financiële lease gehouden activa worden opgenomen als activa van de Groep tegen hun reële waarde of, indien lager, tegen de contante waarde van de minimum leasebetalingen, die beide worden vastgesteld bij aanvang van de lease. De corresponderende verplichting aan de leasegever wordt in de balans opgenomen als een financiële leaseverplichting. Leasebetalingen worden onderverdeeld naar financieringslasten en vermindering van de leaseverplichting teneinde een constante rentevoet te realiseren over het resterende saldo van de verplichting. Financieringslasten worden direct ten laste van het resultaat gebracht.

Onder operationele lease betaalbare huur wordt lineair ten laste van de winst- en verliesrekening gebracht over de termijn van de betreffende lease. Ontvangen en te ontvangen voordelen als stimulans om een operationele lease af te sluiten worden eveneens lineair verwerkt over de leasetermijn.

x. Beloning op basis van aandelen

De Vennootschap verstrekt bepaalde werknemers en leden van het management een beloning in de vorm van (opties op) aandelen in het eigen vermogen. Dergelijke toekenningen worden gewaardeerd op reële waarde op de datum waarop zij worden toegezegd. De reële waarde wordt lineair ten laste van het resultaat gebracht met een corresponderende toename van het eigen vermogen over de toekenningsperiode (de periode waarin aan de voorwaarden wordt voldaan en die eindigt wanneer de werknemers volledig aanspraak kunnen maken op de beloning), gebaseerd op de schatting door de Vennootschap van de aandelen die uiteindelijk onvoorwaardelijk zullen worden verleend. De reële waarde wordt gewaardeerd volgens het Black-Scholes optiewaarderingsmodel. Het verwaterende effect van uitstaande opties wordt weergegeven als additionele aandelenverwatering in de berekening van de winst per aandeel. Deze waarderingsgrondslag wordt sinds 1 januari 2004 gehanteerd.

y. Financiële derivaten en administratieve verantwoording van ruiltransacties ('hedge accounting')

De activiteiten van de Groep zijn voornamelijk onderhevig aan de financiële risico's van wisselkoersmutaties en rentetarieven. De Groep maakt gebruik van valutatermijncontracten en rentevoetruiltransacties ter afdekking van deze risico's. De Groep gebruikt geen financiële derivaten voor speculatieve doeleinden.
Het gebruik van financiële derivaten wordt bepaald door het door de Raad van Bestuur goedgekeurde beleid van de Groep, dat voorziet in schriftelijke uitgangspunten voor het gebruik van financiële derivaten.
Financiële derivaten worden in de balans opgenomen tegen de reële waarde. De reële waarde van valutatermijncontracten wordt berekend naar de geldende termijnwisselkoersen voor contracten met een soortgelijk looptijdprofiel. De reële waarde van rentevoetruiltransacties wordt bepaald op basis van de marktwaarde van gelijksoortige instrumenten. Mutaties in de reële waarde van financiële derivaten worden opgenomen in de winst- en verliesrekening wanneer deze zich voordoen, tenzij de derivaten in aanmerking komen voor hedge accounting.

Reële-waardedekkingstransacties zijn afdekkingen van de risico's waaraan de Groep is blootgesteld bij mutaties in de reële waarde van in de balans opgenomen activa of verplichtingen, of een niet-opgenomen vaste verplichting die toe te rekenen is aan een bepaald risico en van invloed zou kunnen zijn op het resultaat. Wijzigingen in de reële waarde van zowel afgedekte posten als dekkingsinstrumenten worden opgenomen in het resultaat.
Kasstroomdekkingstransacties zijn afdekkingen van het risico op variabiliteit in kasstromen die toe te schrijven is aan bepaalde risico's die gepaard gaan met een opgenomen actief of verplichting of een zeer waarschijnlijke, verwachte transactie en die van invloed zou kunnen zijn op het resultaat. Mutaties in de reële waarde van financiële derivaten die aangewezen en effectief zijn als kasstroomafdekking worden direct verantwoord in het eigen vermogen en het ineffectieve gedeelte wordt direct verantwoord in de winst- en verliesrekening. In het eigen vermogen opgenomen bedragen worden overgebracht naar de winst- en verliesrekening wanneer de afgedekte transactie van invloed is op het resultaat, bijvoorbeeld wanneer zich afgedekte rentelasten voordoen. Indien de afgedekte post de kosten betreft van een niet-financieel actief of passief worden de in het eigen vermogen verwerkte bedragen overgebracht naar de oorspronkelijke boekwaarde van het niet-financiële actief of passief, bijvoorbeeld voorraden.
Hedge accounting wordt beëindigd indien het afdekkingsinstrument verloopt of wordt verkocht, beëindigd, uitgeoefend of niet langer in aanmerking komt voor hedge accounting. In dat geval wordt eventuele winst of verlies op het afdekkingsinstrument dat is verwerkt in het eigen vermogen daarin aangehouden totdat de verwachte transactie plaatsvindt. Indien een afgedekte transactie naar verwachting niet meer plaats zal vinden, wordt de onder het eigen vermogen verantwoorde netto cumulatieve winst of verlies overgebracht naar het nettoresultaat voor die periode.
De in andere financiële instrumenten of andere basiscontracten begrepen derivaten worden behandeld als op zichzelf staande derivaten wanneer hun risico's en eigenschappen niet nauw verbonden zijn met die van de basiscontracten, en de basiscontracten niet worden geboekt tegen de reële waarde, waarvan de niet-gerealiseerde winsten of verliezen worden verwerkt in de winst- en verliesrekening.

Het beleid van de Groep betreffende financiële risicobeheersing is uiteengezet in noot 22.
Deze waarderingsgrondslag wordt sinds 1 januari 2004 gehanteerd.

z. Geconsolideerd kasstroomoverzicht

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. De posten van de balans en winst-en verliesrekening zijn aangepast voor wijzigingen die geen invloed hebben op de ontvangsten en uitgaven gedurende het boekjaar.
Liquide middelen in het geconsolideerde kasstroomoverzicht omvatten kas- en banktegoeden, alsmede termijndeposito's en geldmarktpapier.

Vaste activa

3 Goodwill

(in € duizend)	
Aanschafwaarde	
Stand per 1 januari 2004	**608.078**
Verworven via acquisitie dochtermaatschappij	426
Koersverschillen	(24.025)
Stand per 31 december 2004	**584.479**
Stand per 1 januari 2005	**584.479**
Desinvesteringen	(2.120)
Koersverschillen	48.047
Stand per 31 december 2005	**630.406**
Afschrijvingen en bijzondere waardeverminderingen	
Stand per 1 januari 2004	**(102.025)**
Koersverschillen	4.003
Stand per 31 december 2004	**(98.022)**
Stand per 1 januari 2005	**(98.022)**
Desinvesteringen	2.120
Koersverschillen	(8.050)
Stand per 31 december 2005	**(103.952)**
Boekwaarde	
Per 1 januari 2004	**506.053**
Per 31 december 2004	**486.457**
Per 1 januari 2005	**486.457**
Per 31 december 2005	**526.454**

Acquisitie gedurende het boekjaar

Een aanvullende acquisitie in Canada resulteerde in 2004 in extra goodwill ten bedrage van € 426.000.

Toetsing bijzondere waardevermindering goodwill

Als gevolg van de introductie van IFRS wordt met ingang van 1 januari 2004 niet langer afgeschreven op goodwill. In plaats daarvan werd de goodwill getoetst op waardevermindering aan het eind van ieder halfjaar in 2004 en 2005. Er waren geen aanwijzingen of aanleidingen om dit vaker te doen.

De boekwaarde van goodwill is verdeeld over de volgende (groepen van) kasstroomgenererende eenheden:

(in € duizend)	2005	2004
PPS Noord-Amerika	209.764	181.613
Hagemeyer Australia	118.169	108.974
ABM	79.963	79.963
Hagemeyer UK	78.490	76.421
Hagemeyer Deutschland	33.677	33.677
Overige	6.391	5.809
Totaal	**526.454**	**486.457**

De realiseerbare waarde van de eenheden is gebaseerd op berekeningen van de gebruikswaarde. Deze berekeningen hanteren kasstroomprognoses op basis van het, door het management goedgekeurde, budget voor het komende jaar, de prognoses voor de twee daarop volgende jaren en een extrapolatie voor de daarop volgende drie jaren.

Een percentage van 8% (2004: 9,4%) is gehanteerd voor de gewogen-gemiddelde kosten van het vermogen (de 'Weighted Average Cost of Capital' of 'WACC'), voor belastingen, voor het contant maken van de toekomstige kasstromen.

De voornaamste uitgangspunten waarop de kasstroom-prognoses zijn gebaseerd, zijn de volgende:

Begrote bruto-omzetresultaten, waaronder begrepen de groeipercentages, en operationele kosten zijn gebaseerd op het, door het management goedgekeurde, budget voor het komende jaar, de prognoses voor de twee daarop volgende jaren en een extrapolatie voor de daarop volgende drie jaren. Voor iedere eenheid wordt er bij het bepalen van de begrote bruto-omzetresultaten rekening gehouden met de lokale marktomstandigheden. De begrote bruto-omzet-resultaten zijn gebaseerd op de bruto-omzetresultaten die behaald zijn in het jaar dat onmiddellijk voorafgaat aan de jaren waarop de begroting betrekking heeft.

4 Overige immateriële activa

(in € duizend)	Software	Handelsmerken en handelsnamen	Totaal
Aanschafwaarde			
Stand per 1 januari 2004	**88.770**	**11.582**	**100.352**
Investeringen	8.484	-	8.484
Desinvesteringen	(41.923)	-	(41.923)
Overboekingen van materiële vaste activa	2.050	-	2.050
Koersverschillen	(607)	(18)	(625)
Stand per 31 december 2004	**56.774**	**11.564**	**68.338**
Stand per 1 januari 2005	**56.774**	**11.564**	**68.338**
Investeringen	6.241	-	6.241
Desinvesteringen	(1.456)	(11.351)	(12.807)
Activa gedesinvesteerde dochtermaatschappijen	(319)	-	(319)
Overboekingen van materiële vaste activa	7.356	-	7.356
Koersverschillen	2.197	33	2.230
Stand per 31 december 2005	**70.793**	**246**	**71.039**
Afschrijvingen en bijzondere waardeverminderingen			
Stand per 1 januari 2004	**(20.875)**	**(4.832)**	**(25.707)**
Desinvesteringen	41.847	-	41.847
Afschrijvingen	(9.412)	(844)	(10.256)
Bijzondere waardeverminderingen	(39.589)	-	(39.589)
Overboekingen van materiële vaste activa	(649)	-	(649)
Koersverschillen	736	18	754
Stand per 31 december 2004	**(27.942)**	**(5.658)**	**(33.600)**
Stand per 1 januari 2005	**(27.942)**	**(5.658)**	**(33.600)**
Desinvesteringen	1.317	11.351	12.668
Activa gedesinvesteerde dochtermaatschappijen	297	-	297
Afschrijvingen	(9.645)	-	(9.645)
Bijzondere waardeverminderingen	(11.671)	(5.906)	(17.577)
Overboekingen van materiële vaste activa	(2.665)	-	(2.665)
Koersverschillen	(1.028)	(33)	(1.061)
Stand per 31 december 2005	**(51.337)**	**(246)**	**(51.583)**
Boekwaarde			
Per 1 januari 2004	**67.895**	**6.750**	**74.645**
Per 31 december 2004	**28.832**	**5.906**	**34.738**
Per 1 januari 2005	**28.832**	**5.906**	**34.738**
Per 31 december 2005	**19.456**	**-**	**19.456**

In 2005 is een bedrag van € 11.671.000 opgenomen als bijzondere waardevermindering van software. Dit houdt verband met de volledige afschrijving van geactiveerde kosten van IT-infrastructuur bij verlenging van het contract met de dienstverlener in het Verenigd Koninkrijk.

In 2004 is een bedrag van € 39.589.000 opgenomen als bijzondere waardevermindering van de ERP-software. Dit had betrekking op de volledige afschrijving van de niet-gealloceerde geactiveerde kosten voor Hagemeyers ERP-systeem GHS. Deze geactiveerde kosten zouden gealloceerd worden aan de werkmaatschappijen, indien en wanneer zij GHS zouden implementeren. Een verdere uitrol van GHS is echter onwaarschijnlijk en daarom werd besloten de resterende niet-gealloceerde geactiveerde GHS-kosten volledig af te schrijven. Deze bijzondere waardevermindering is opgenomen onder operationele kosten.

In 2005 werd een bijzondere waardevermindering genomen op handelsnamen ten bedrage van € 5.906.000.
Het gebruik van de betreffende handelsnaam is nu beperkt, de daardoor nog gegenereerde kasstroom is onvoldoende om de boekwaarde te rechtvaardigen.

De resterende verwachte economische levensduur van de software is ongeveer 4-5 jaar.

5 Materiële vaste activa

(in € duizend)	Bedrijfs-gebouwen en -terreinen	Machines en installaties	Kantoor- en computer-apparatuur	Overige vaste bedrijfs-middelen	Totaal
2004					
Boekwaarde per 1 januari	**149.644**	**46.151**	**49.711**	**12.630**	**258.136**
Activa verworven dochtermaatschappijen	36	81	204	25	346
Activa gedesinvesteerde dochtermaatschappijen	(1.644)	(59)	(780)	(54)	(2.537)
Koersverschillen	(1.548)	(372)	(742)	(83)	(2.745)
Investeringen	5.905	11.424	7.162	3.314	27.805
Desinvesteringen	(4.340)	(475)	(2.922)	(689)	(8.426)
Afschrijvingen	(11.344)	(10.871)	(15.134)	(4.841)	(42.190)
Reclassificaties en overboekingen naar andere balansrekeningen	(44)	(1.424)	183	(65)	(1.350)
Boekwaarde per 31 december	**136.665**	**44.455**	**37.682**	**10.237**	**229.039**
Aanschafwaarde	186.650	127.289	152.163	30.571	496.673
Cumulatieve afschrijvingen en bijzondere waardeverminderingen	(49.985)	(82.834)	(114.481)	(20.334)	(267.634)
Boekwaarde per 31 december	**136.665**	**44.455**	**37.682**	**10.237**	**229.039**
2005					
Boekwaarde per 1 januari	**136.665**	**44.455**	**37.682**	**10.237**	**229.039**
Activa gedesinvesteerde dochtermaatschappijen	-	(195)	(424)	-	(619)
Koersverschillen	4.069	1.748	1.800	440	8.057
Investeringen	4.137	9.020	9.367	11.935	34.459
Desinvesteringen	(1.170)	(1.185)	(1.361)	(676)	(4.392)
Afschrijvingen	(10.220)	(10.383)	(11.474)	(4.280)	(36.357)
Bijzondere waardeverminderingen	(5.675)	(3.645)	(5.123)	(1)	(14.444)
Reclassificatie naar voor verkoop aangehouden activa	(1.751)	-	-	-	(1.751)
Reclassificaties en overboekingen naar andere balansrekeningen	(1.184)	875	(2.733)	(904)	(3.946)
Boekwaarde per 31 december	**124.871**	**40.690**	**27.734**	**16.751**	**210.046**
Aanschafwaarde	187.671	126.875	140.688	33.689	488.923
Cumulatieve afschrijvingen en bijzondere waardeverminderingen	(62.800)	(86.185)	(112.954)	(16.938)	(278.877)
Boekwaarde per 31 december	**124.871**	**40.690**	**27.734**	**16.751**	**210.046**
Per 1 januari 2004					
Aanschafwaarde	195.362	123.202	176.755	33.333	528.652
Cumulatieve afschrijvingen en bijzondere waardeverminderingen	(45.718)	(77.051)	(127.044)	(20.703)	(270.516)
Boekwaarde per 1 januari 2004	**149.644**	**46.151**	**49.711**	**12.630**	**258.136**

De bijzondere waardeverminderingen in 2005 hebben betrekking op het distributiecentrum Runcorn en vonden plaats in verband met de herstructurering in het Verenigd Koninkrijk. Er waren verder geen aanwijzingen die aanleiding gaven om toetsingen uit te voeren met betrekking tot bijzondere waardevermindering.

Op basis van de jaarlijkse beoordeling waren er geen wezenlijke aanpassingen nodig in de verwachte economische levensduur van de materiële vaste activa.

De boekwaarde van de onder financiële lease gehouden materiële vaste activa kan als volgt worden onderverdeeld:

(in € duizend)	2005	2004
Bedrijfsgebouwen en -terreinen	57.599	62.215
Machines en installaties	7.310	5.824
Kantoor- en computerapparatuur	6.294	8.800
Overige vaste bedrijfsmiddelen	6.135	3.842
	77.338	**80.681**

De reële waarde van bedrijfsgebouwen en -terreinen is geschat op € 147 miljoen (2004: € 156 miljoen) ofwel € 22 miljoen boven de boekwaarde. Gedurende het jaar gedane investeringen in materiële vaste activa ten bedrage van € 5,7 miljoen (2004: € 6,3 miljoen) zijn gefinancierd door middel van financiële leases.

Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn materiële vaste activa in de VS, met een boekwaarde van € 25 miljoen (2004: € 24 miljoen), in onderpand gegeven. Zie noot 19 voor nadere informatie.

6 Deelnemingen in gelieerde vennootschappen en joint ventures

Hieronder volgt een beknopt overzicht van de financiële gegevens van de belangrijkste gelieerde vennootschappen en joint ventures van de Groep:

(in € duizend)	2005	2004
Totale activa	79.012	73.652
Totale verplichtingen	(59.609)	(54.384)
Nettovermogen	**19.403**	**19.268**
Aandeel van de Groep in het nettovermogen van gelieerde vennootschappen	9.452	8.458
Goodwill gelieerde vennootschappen	4.487	3.910
Boekwaarde deelneming in gelieerde vennootschappen	**13.939**	**12.368**
Omzet	207.458	1.884.207
Winst over de periode	7.271	25.751
Aandeel van de Groep in winst van gelieerde vennootschappen over de periode	**2.596**	**9.089**

De Groep heeft aanmerkelijke belangen in de volgende gelieerde vennootschappen en joint ventures:

EL-Centrum (Polen)	50%
Bally Hong Kong Ltd. (China)	25%
GPX Inc. (VS)	15%
Lion-Vallen Ltd. (VS)	10%

Geen van de gelieerde vennootschappen heeft een beursnotering.

De verliezen met betrekking tot één van de gelieerde vennootschappen ten bedrage van € 0,5 miljoen in 2005 (2004: € 0,6 miljoen) en € 1,1 miljoen in totaal (2004: € 0,6 miljoen) zijn niet in de jaarrekening opgenomen; de Groep heeft geen verplichtingen met betrekking tot deze verliezen.
Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn de deelnemingen in gelieerde vennootschappen in de VS met een boekwaarde van € 2 miljoen (2004: € 1 miljoen) in onderpand gegeven. Zie noot 19 voor nadere informatie.

7 Financiële leasevorderingen

	Minimum leasebetalingen		Contante waarde van minimum leasebetalingen	
(in € duizend)	**2005**	2004	**2005**	2004
Te ontvangen bedragen onder financiële leases:				
Invorderbaar binnen één jaar	1.360	4.106	960	2.856
Invorderbaar tussen één en vijf jaar	3.487	12.297	2.712	9.872
Invorderbaar na vijf jaar	500	1.075	450	1.000
	5.347	**17.478**	**4.122**	**13.728**
Af: nog niet verdiende financieringsbaten	(1.225)	(3.750)		
Contante waarde van te ontvangen minimum financiële leasebetalingen	**4.122**	**13.728**		
Gespecificeerd als:				
Langlopende financiële leasevorderingen (inbaar na 12 maanden)			3.162	10.872
Kortlopende financiële leasevorderingen (inbaar binnen 12 maanden)			960	2.856
			4.122	**13.728**

Eén van de groepsmaatschappijen heeft het merendeel van haar financiële leases in 2005 verkocht aan een derde. Er resteren nog enkele financiële leaseregelingen voor elektronische apparatuur. De maximale looptijd van de resterende afgesloten financiële leases is zes jaar en de gemiddelde looptijd is ongeveer drie jaar.
Niet-gegarandeerde restwaarden van activa die op de balansdatum onder deze financiële leases geleased worden, zijn geschat op € 0,3 miljoen (2004: € 0,9 miljoen).
Het in de leases inherente rentepercentage is op de contractdatum vastgesteld voor de gehele leasetermijn.
De contractueel vastgelegde gemiddelde effectieve rente bedraagt ongeveer 10,0% (2004: 10,9%) per jaar.

De reële waarde van de financiële leasevorderingen van de Groep per 31 december 2005 verschilt niet significant van de boekwaarde op basis van de contant gemaakte geschatte kasstromen tegen de marktrente.
Er is een voorziening genomen voor geschatte oninbare bedragen van € 0,3 miljoen. Deze voorziening is vastgesteld op basis van ervaringen met wanprestaties uit het verleden. Gedurende het jaar is een verlies van € 0,1 miljoen verantwoord. Dit verlies is opgenomen in financieringskosten.
Voorwaardelijke huur bestond uit een prijsindexering van 1,9% van de leasebetalingen op aangehouden contracten vanaf maart 2005 en is opgenomen als omzet.

8 Overige (vaste) financiële activa

Overige financiële activa omvatten voornamelijk langlopende vorderingen op derden ter zake van uitgestelde opbrengsten bij verkoop en overige vorderingen en vooruitbetalingen op lange termijn.

In de overige langlopende vorderingen per 31 december 2005 is € 3,0 miljoen (2004: € 9,1 miljoen) opgenomen in verband met te verwachten verzekeringsdekking voor silicose- en asbestclaims in de VS (zie ook noot 16).

In de overige financiële activa is een achtergestelde lening aan één van de gelieerde vennootschappen van de Groep opgenomen ten bedrage van € 8,4 miljoen (2004: € 7,2 miljoen, mutatie vanwege wisselkoersen). Er is een voorziening van € 6,3 miljoen (2004: € 3,6 miljoen) voor deze lening geboekt.

Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn langlopende vorderingen in de VS verpand met een boekwaarde van € 4 miljoen (2004: € 10 miljoen). Zie noot 19 voor nadere informatie.

Vlottende activa

9 Voorraden

(in € duizend)	2005	2004
Gereed product en handelsgoederen	643.432	590.273
De kostprijs van de voorraden is in verband met een geschatte lagere netto-opbrengstwaarde verminderd met een voorziening van	56.039	48.974

Als gevolg van afwaardering van voorraden naar lagere netto-opbrengstwaarde is € 13,9 miljoen (2004: € 7,4 miljoen) ten laste van het resultaat gebracht. Deze kosten zijn opgenomen in de kostprijs van de omzet.

Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn er voorraden in de VS verpand, met een boekwaarde van € 152 miljoen (2004: € 127 miljoen). Zie noot 19 voor nadere informatie.

10 Handelsdebiteuren

(in € duizend)	2005	2004
Handelsdebiteuren	935.373	838.871
Op de handelsdebiteuren is een voorziening voor oninbare debiteuren in mindering gebracht van	28.377	29.535

Handelsdebiteuren zijn niet-rentedragend en hebben in het algemeen een termijn van 30-90 dagen.
In handelsdebiteuren is € 9,2 miljoen (2004: € 8,6 miljoen) opgenomen voor cheques in transito en niet verwerkte stortingen.
De voorziening voor oninbare debiteuren is vastgesteld op basis van ervaringen in het verleden met wanprestaties. Gedurende het jaar is een verlies van € 12,1 miljoen (2004: € 5,3 miljoen) opgenomen met betrekking tot geschatte oninbare handelsdebiteuren. Dit verlies is opgenomen in verkoopkosten.

Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn handelsdebiteuren in de VS verpand, met een boekwaarde van € 162 miljoen (2004: € 115 miljoen). Zie noot 19 voor nadere informatie.

De boekwaarde van handelsdebiteuren en overige vorderingen benadert de reële waarde daarvan.

11 Overige vorderingen en overlopende activa

(in € duizend)	2005	2004
Overige vorderingen	23.243	19.227
Inkomstenbelasting vorderingen	10.581	20.017
Kortlopende financiële leasevorderingen	960	2.856
Te ontvangen inzake valutaderivaten	3.252	3.320
Overlopende activa	24.244	26.012
	62.280	**71.432**

Overige vorderingen en overlopende activa zijn niet-rentedragend en vervallen binnen een jaar.

Tot meerdere zekerheid van bepaalde langlopende schulden van de Vennootschap zijn overige vorderingen in de VS verpand, met een boekwaarde van € 4 miljoen (2004: € 4 miljoen). Zie noot 19 voor nadere informatie.

12 Liquide middelen

(in € duizend)	2005	2004
Kas- en banktegoeden	74.416	89.788
Kortetermijndeposito's	11.126	24.127
	85.542	**113.915**

Kortetermijndeposito's zijn voor verschillende looptijden aangegaan, doch met een maximum van drie maanden. De boekwaarde benadert de reële waarde.

Er kan maximaal € 25 miljoen (2004: € 25 miljoen) worden aangehouden op bankrekeningen die niet verpand zijn tot meerdere zekerheid van de langlopende schuld van de Vennootschap. Zie noot 19 voor nadere informatie.

13 Voor verkoop aangehouden activa

Ten gevolge van herstructurering is per 31 december 2005 een bedrijfsgebouw in Lelystad beschikbaar voor verkoop. De opbrengsten zullen naar verwachting hoger zijn dan de nettoboekwaarde van het gebouw, zijnde € 1.751.000. Daarom is er geen bijzondere waardevermindering opgenomen bij de classificatie naar aangehouden voor verkoop van dit actief.

Passiva

14 Eigen vermogen toerekenbaar aan aandeelhouders

Het aandelenkapitaal van de Vennootschap is vastgesteld in euro's. Het maatschappelijk kapitaal bedraagt € 810 miljoen, verdeeld over 675 miljoen gewone aandelen van elk € 1,20 nominaal.

Gedurende 2005 zijn 100.000 aandelen uitgegeven. Als gevolg daarvan steeg het gestort en opgevraagd gewoon aandelenkapitaal met € 120.000 en steeg de agioreserve met € 71.000. De agioreserve van € 38.920.000 is onder de bestaande belastingwetgeving vrij van Nederlandse inkomstenbelastingen in aandelen uitkeerbaar.

Het aandelenkapitaal steeg in 2004 met € 464.689.000, na aftrek van kosten.

Verloop van het aantal geplaatste gewone aandelen

(in duizend)	2005	2004
Geplaatst 1 januari	516.091	109.459
Uitgifte aandelen gedurende het jaar	100	406.632
Geplaatste aandelen aan het eind van het jaar	**516.191**	**516.091**

Reserve voor beloning op basis van aandelen

(in € duizend)	2005	2004
Per 1 januari	780	130
Verantwoording beloning op basis van aandelen	1.130	650
Aandelen uitgegeven boven pari	(191)	-
Per 31 december	**1.719**	**780**

Nadere informatie wordt verstrekt in noot 32.

Eigen vermogenscomponent converteerbare obligaties

(in € duizend)	2005	2004
Per 1 januari	-	-
Reclassificatie van eigen vermogenscomponent van converteerbare obligaties	61.740	-
Per 31 december	**61.740**	**-**

Deze reserve vertegenwoordigt de optiecomponent van de achtergestelde converteerbare obligaties die is overgebracht naar het eigen vermogen nadat afstand was gedaan van het recht te kiezen voor betaling in contanten (de 'cash alternative election'-optie). Zie noot 15 voor nadere informatie.

Koersverschillenreserve

(in € duizend)	2005	2004
Per 1 januari	(35.997)	-
Koersverschillen	48.227	(35.997)
Per 31 december	**12.230**	**(35.997)**

Dekkingstransacties reserve

(in € duizend)	2005	2004
Per 1 januari	-	-
Stijging van de reële waarde van kasstroomdekkingstransacties	52	-
Per 31 december	**52**	**-**

Zie noot 22 voor nadere informatie over kasstroomafdekkingen.

In het mutatieoverzicht van het eigen vermogen is in de post koersverschillen een belastingeffect opgenomen van € 0 (2004: positief belastingeffect van € 0,2 miljoen).

15 Achtergestelde converteerbare obligaties

In februari 2004 heeft de Vennootschap € 150 miljoen aan achtergestelde converteerbare obligaties uitgegeven met een looptijd van 5 jaar. Deze obligaties dragen een rentevoet van 5,75%. De obligaties zijn onderling gelijk gerangschikt en vertegenwoordigen een directe, onvoorwaardelijke, achtergestelde en ongedekte verplichting. De obligaties zijn achtergesteld aan overige bestaande of toekomstige ongedekte en niet-achtergestelde crediteuren, inclusief de kredietverstrekkers van onze faciliteiten. De obligaties zijn omwisselbaar in gewone aandelen Hagemeyer tegen een conversieprijs van € 2,04 per obligatie op elk tijdstip tussen de datum van uitgifte en de vervaldag. De definitieve vervaldag van de obligaties is 5 februari 2009.

In maart 2005 heeft de Vennootschap € 135 miljoen aan achtergestelde converteerbare obligaties uitgegeven met een looptijd van 7 jaar. Deze obligaties dragen een rentevoet van 3,5%. De obligaties zijn onderling gelijk gerangschikt en vertegenwoordigen een directe, onvoorwaardelijke, achtergestelde en ongedekte verplichting. De obligaties zijn achtergesteld aan overige bestaande of toekomstige ongedekte en niet-achtergestelde crediteuren, inclusief de kredietverstrekkers van onze faciliteiten. De obligaties zijn omwisselbaar in gewone aandelen Hagemeyer tegen een conversieprijs van € 2,83 per obligatie op elk tijdstip tussen de datum van uitgifte en de vervaldag. De definitieve vervaldag van de obligaties is 30 maart 2012.

De netto-opbrengsten verkregen door de uitgifte van de converteerbare obligaties zijn als volgt opgesplitst tussen de schuldcomponent en een eigen vermogenscomponent, die de reële waarde van de in contract besloten optie vertegenwoordigt om de schuld te converteren naar aandelen van de Vennootschap:

(in € duizend)	2005	2004
Stand per 1 januari	**130.540**	-
Nominale waarde van uitgegeven converteerbare obligaties	135.000	150.000
Eigen vermogenscomponent bij uitgifte	(38.340)	(23.400)
Schuldcomponent op uitgiftedatum	**96.660**	**126.600**
Opgebouwde rente	8.050	3.940
Schuldcomponent per 31 december	**235.250**	**130.540**
Reële waarde van eigen vermogenscomponent opgenomen onder verplichtingen per 31 december	-	31.530

De eigen vermogenscomponent was tot 1 december 2005 opgenomen onder langlopende verplichtingen vanwege de 'cash alternative election'-optie, zoals verwoord in de betreffende trustaktes; op die datum werd afstand gedaan van het recht op 'cash alternative election'. Deze 'cash alternative election'-optie hield het recht in tot uitbetaling in contanten in plaats van aandelen uit te geven wanneer obligatiehouders om conversie verzoeken. Ten gevolge van de classificatie als verplichting werd de eigen vermogenscomponent tegen marktwaarde gewaardeerd, waarbij mutaties in de winst- en verliesrekening werden verantwoord. De toename van de marktwaarde sinds uitgifte bedroeg per 1 december 2005 € 28,4 miljoen (2004: € 8,1 miljoen). De marktwaarde van de schuldcomponent op de uitgiftedatum werd berekend met gebruikmaking van een marktrentetarief voor een gelijkwaardige, niet-converteerbare obligatie.

Tot 1 december 2005 werd de waarde van de eigen vermogenscomponent vastgesteld als het verschil tussen de totale marktwaarde van de converteerbare obligaties, verminderd met de marktwaarde van de schuldcomponent op de verslagdatum. De marktwaarde van de schuldcomponent werd berekend door kasstromen (rente en hoofdsom) van de achtergestelde converteerbare obligaties contant te maken met gebruikmaking van een gelijkwaardig marktrentetarief per die verslagdatum.

Met ingang van 1 december 2005 is de geherwaardeerde eigen vermogenscomponent van € 90,2 miljoen gereclassificeerd van verplichtingen naar eigen vermogen. Als component van het eigen vermogen zal het niet langer worden geherwaardeerd en zal het niet langer effect hebben op de winst- en verliesrekening. De reclassificatie naar het eigen vermogen is als volgt gealloceerd:

(in € duizend)	
Algemene reserve (de invloed van de herwaardering in 2004 en 2005)	28.425
Aparte component van het eigen vermogen	61.740
Totaal	**90.165**

Op basis van de markttarieven bedroeg de reële waarde van de converteerbare obligatie per 31 december 2005 circa € 210 miljoen voor de obligatie van € 150 miljoen (uitgegeven in 2004) en € 151 miljoen voor de obligatie van € 135 miljoen (uitgegeven in 2005) (2004: € 167,6 miljoen voor de obligatie van € 150 miljoen).
Het effectieve rentetarief van de obligaties bedroeg 9,3% in 2005 en 9,9% in 2004, op basis van de rentekosten in de winst- en verliesrekening, zoals gerelateerd aan de schuldcomponenten van de converteerbare obligaties.

16 Voorzieningen

(in € duizend)	Reorganisatie en herstructurering	Garantie-verplichtingen	Product-aansprakelijkheid	Overige	Totaal 2005	Totaal 2004
Per 1 januari	**26.783**	**4.441**	**29.575**	**53.400**	**114.199**	**152.005**
Voorzieningen gedesinvesteerde dochtermaatschappijen	-	(163)	-	(266)	(429)	(2.237)
Acquisities dochtermaatschappijen	-	-	-	-	-	365
Overboekingen	80	-	750	(497)	333	587
Koersverschillen	1.371	265	4.565	1.174	7.375	(5.181)
Dotaties ten laste van de winst- en verliesrekening	16.482	9.278	814	6.624	33.198	22.696
Onttrekkingen	(17.480)	(7.471)	(2.130)	(7.270)	(34.351)	(40.973)
Opgebouwde rente	263	-	1.962	-	2.225	1.558
Bedragen vrijgevallen ten gunste van de winst- en verliesrekening	(2.969)	(254)	(16.799)	(7.730)	(27.752)	(14.621)
Per 31 december	**24.530**	**6.096**	**18.737**	**45.435**	**94.798**	**114.199**
Kortlopend	9.476	4.917	3.215	6.646	24.254	27.163
Langlopend	15.054	1.179	15.522	38.789	70.544	87.036

Reorganisatie en herstructurering

Deze voorziening dekt de kosten die verband houden met de reorganisatie van de PPS-divisie en is inclusief bedragen voor het afstoten van ongeschikte locaties, rationalisering van het vestigingennetwerk en afvloeiingskosten.

In de onttrekkingen aan de reorganisatie- en herstructureringsvoorziening in 2005 is een bedrag van € 8,6 miljoen opgenomen dat betrekking heeft op verdere reorganisatie van de PPS-divisie. Voorts heeft de onttrekking aan de reorganisatievoorziening in 2005 voor een bedrag van € 8,8 miljoen betrekking op kosten in verband met het afstoten of herstructureren van niet-kernactiviteiten.

Het langlopende deel van de voorziening bestaat voornamelijk uit voorzieningen voor de netto-verplichtingen van niet-opzegbare huurovereenkomsten voor faciliteiten die niet langer worden gebruikt.

De boekwaarde van deze voorzieningen is € 17 miljoen (2004: € 11 miljoen). Gegeven het karakter van deze verplichtingen, zal naar verwachting het grootste deel van deze voorzieningen binnen tien jaar na de balansdatum worden gebruikt. De feitelijke of redelijkerwijs te verwachten opbrengsten uit onderverhuur van deze faciliteiten is in de berekening van de verplichtingen meegenomen.

Garantieverplichtingen

De garantievoorziening betreft de beste schatting van het management, gebaseerd op historische ervaring en de gemiddelde aantallen producten met gebreken in de bedrijfstak, van de aansprakelijkheid van de Groep op grond van garanties verstrekt op haar producten.

Naar verwachting zal de gehele voorziening binnen twee jaar na de balansdatum zijn gebruikt.

Productaansprakelijkheidsclaims – silicose en asbest

Twee van onze dochtermaatschappijen in de Verenigde Staten zijn in diverse staten gedaagd in ongeveer 19.221 silicosegerelateerde schadeclaims. De meerderheid hiervan is ingediend in Mississippi en Texas. De eisers in deze zaken hebben in de energiewinning (met name de petrochemische industrie), bouw, gieterij of productie gewerkt of werken daar nog steeds en daarbij is zand gebruikt of is zand vrijgekomen als bijproduct van zandstralen, boren of slijpen, of voor het maken van mallen en gietkernen. Deze eisers stellen dat zij klachten hebben gekregen die gerelateerd zijn aan het werken in een omgeving met zand of dat zij lijden aan ziektes zoals silicose (stoflongen), en dat een van onze dochtermaatschappijen ademhalingsbeschermings-producten (zoals stof-, gas- en luchtmaskers) had geleverd die onvoldoende functioneerden om te voorkomen dat de eisers dergelijke ziektes of silicose opliepen en / of dat Hagemeyers dochtermaatschappij verzuimd had een adequate waarschuwing te leveren bij het product. In sommige zaken wordt ook gesteld dat één van de andere dochtermaatschappijen van Hagemeyer door de regering goedgekeurde zandstraalkappen heeft geproduceerd waarvan wordt gesteld dat die tekortkomingen vertoonden en dat de betreffende dochtermaatschappij daar niet adequaat voor heeft gewaarschuwd.

In dergelijke rechtszaken zijn er vaak vele gedaagden, waaronder fabrikanten en distributeurs van zand, zandstraalapparatuur en -producten alsmede fabrikanten en distributeurs van ademhalingsbeschermingsproducten. Eén van Hagemeyers dochtermaatschappijen is nog steeds actief op het gebied van de distributie van ademhalingsbeschermingsproducten, terwijl de andere dochtermaatschappij al midden tot eind jaren '80 is gestopt met het produceren van deze producten.

De dochtermaatschappijen zijn tevens gedaagd in ongeveer 691 asbestgerelateerde schadeprocedures in Michigan, Mississippi en Texas, een daling ten opzichte van 2004, toen nog ongeveer 1.000 schadeprocedures liepen. De eisers in deze zaken zijn voornamelijk arbeiders in de auto-industrie, de bouw en productie, die een asbestgerelateerde ziekte hebben opgelopen waarvan zij stellen dat die ten dele is veroorzaakt door blootstelling aan asbesthoudende producten die door een van onze dochtermaatschappijen geproduceerd of verkocht zouden zijn.

Onze kosten in verband met deze schadeclaims zijn moeilijk in te schatten, omdat de uitkomst van of de ontwikkelingen in dit type procesvoering (en dus ook de mogelijke verplichtingen die daaruit voortvloeien) afhangt van een aantal aannames en onzekerheden, zoals het aantal of de omvang van de claims of schikkingen, het aantal verantwoordelijke partijen met financiële draagkracht, de mogelijke invloed van lopende of toekomstige silicose- / asbestgerelateerde rechtszaken, en de mogelijke invloed van wijzigingen in de wetgeving rond asbestschadeclaims en / of silicosegerelateerde schadeclaims. Onder voorbehoud van deze aannames en onzekerheden bedroegen de gemiddelde kosten voor het oplossen van dergelijke silicose- en asbestgerelateerde schadeclaims, inclusief proces- en schikkingskosten, ongeveer USD 543 per claim (2004) en USD 231 per claim (2005), voor verzekeringsdekking.

Per 31 december 2005 hebben de dochtermaatschappijen van Hagemeyer in de VS een voorziening genomen voor claims ten bedrage van € 18,7 miljoen (2004: € 29,6 miljoen) met betrekking tot mogelijke toekomstige silicose- en asbestgerelateerde rechtszaken. De voorziening houdt rekening met opgelopen maar nog niet geregistreerde claims en is opgenomen tegen contante waarde. De voorziene verzekeringsdekking van € 3,0 miljoen (2004: € 9,1 miljoen) is afzonderlijk verantwoord als overige langlopende vordering onder overige financiële activa (zie ook noot 8).

Overige

De categorie 'overige' omvat voorzieningen voor diverse risico's, waaronder juridische en fiscale risico's. Naar verwachting zullen alle voorzieningen binnen vijf jaar worden gebruikt.

Bedragen die in de loop van het jaar zijn vrijgevallen ten gunste van de winst- en verliesrekening hebben betrekking op voorzieningen die in voorgaande jaren zijn opgebouwd.

17 Pensioenregelingen

Toegezegde-bijdrageregelingen

De Groep kent toegezegde-bijdrageregelingen ('defined contribution'-regelingen) voor daarvoor in aanmerking komend personeel van haar dochtermaatschappijen in Australië, Canada, Zweden, het Verenigd Koninkrijk en de Verenigde Staten. Het vermogen van de regelingen is afzonderlijk van dat van de Groep ondergebracht in fondsen onder toezicht van trustees of verzekeringsmaatschappijen. In Finland en Nederland nemen werknemers deel aan een wettelijk voorgeschreven regeling. De dochtermaatschappijen moeten een vast percentage van de loonkosten bijdragen ter financiering van de pensioenregelingen. Die vaste bijdragen vormen de enige verplichting van de Groep met betrekking tot de pensioenregelingen.

De totale in de winst- en verliesrekening verantwoorde kosten van € 13.254.000 (2004: € 19.538.000) betreffen de door de Groep te betalen bijdragen aan deze regelingen tegen de in de pensioenreglementen genoemde tarieven.

Toegezegd-pensioenregelingen

De Groep kent toegezegd-pensioenregelingen ('defined benefit'-regelingen) voor daarvoor in aanmerking komend personeel van haar dochtermaatschappijen in Australië (gesloten middelloonregeling, afzonderlijk gehouden onder toezicht van trustees), Duitsland

(gesloten middelloonregeling, boekreserve), Nederland (middelloonregeling, afzonderlijk gehouden onder toezicht van trustees), Noorwegen (wettelijk voorgeschreven eindloonregeling, verzekerd), Zweden (wettelijk voorgeschreven eindloonregeling, gedeeltelijk in de vorm van een boekreserve, gedeeltelijk verzekerd) en Zwitserland (middelloonregeling, afzonderlijk gehouden onder toezicht van trustees) en in het verleden voor daarvoor in aanmerking komend personeel van haar dochtermaatschappijen in het Verenigd Koninkrijk (eindloonregeling, afzonderlijk gehouden onder toezicht van trustees) en de Verenigde Staten (pensioenregeling medische kosten, boekreserve).
De meest recente actuariële waardering door bevoegde actuarissen van de vermogens van de regelingen en de contante waarde van de toegezegd-pensioenverplichtingen dateert van 31 december 2005. De contante waarde van de toegezegd-pensioenverplichtingen en de gerelateerde huidige kosten en backservicekosten werden vastgesteld met behulp van de opgebouwde-rechtenmethode ('projected unit credit-methode').

De volgende tabellen bieden een overzicht van de componenten van de nettokosten van de pensioenen die in de geconsolideerde winst- en verliesrekening worden verantwoord, de financieringstoestand en de bedragen die in de geconsolideerde balans worden verantwoord, alsmede een overzicht van de onderliggende aannames.

De belangrijkste aannames die bij de actuariële waardering zijn toegepast zijn:

(in %)	Eurozone		Verenigd Koninkrijk		Andere landen	
	2005	2004	**2005**	2004	**2005**	2004
Disconteringsvoet	3,9	4,4	4,8	5,3	2,5 - 5,5	3,0 - 6,5
Verwacht rendement (obligaties)	3,5	4,0	4,2	4,6	-	-
Verwacht rendement (aandelen)	6,5	7,0	7,2	7,6	-	-
Verwacht rendement (overige)	3,9	4,4	-	-	3,0 - 7,1	3,0 - 6,5
Verwachte (reële) salarisstijgingen	0,0 - 3,0	0,0 - 3,0	-	-	0,0 - 4,0	0,0 - 4,0
Verwachte pensioenstijgingen	1,9 - 2,0	1,8 - 2,0	2,1 - 3,8	2,1 - 3,6	1,0 - 11,0	1,0 - 11,5
Veronderstelde inflatie	2,0	2,0	2,8	2,8	0,0 - 2,5	0,0 - 2,5

Het verwachte rendement op obligaties is gebaseerd op beleggingen in verzekeringscontracten en overheidsobligaties met een laag risico, waarbij het rendement tot de vervaldag afhangt van de looptijd van de obligaties waarin is belegd. Het rendement kan in het algemeen rechtstreeks van de financiële markten worden afgeleid. Het verwachte rendement op aandelen wordt vastgesteld door het marktrendement op overheidsobligaties met een laag risico met 3% te verhogen voor bovengemiddeld presterende aandelen (de aandelenrisicopremie).

Het totale verwachte rendementspercentage wordt berekend door de afzonderlijke rendementspercentages te wegen conform de voorziene spreiding in de portefeuilles van de regelingen.
Conform IAS 19, paragraaf 92, worden actuariële winsten en verliezen slechts verantwoord voor zover zij meer bedragen dan het hoogste van 10% van de contante waarde van de verplichtingen of de reële waarde van de vermogens van de regelingen. Het meerdere wordt verdeeld over de resterende werkzame levens van de actieve werknemers en verantwoord als bate.

Met betrekking tot de toegezegd-pensioenregelingen van de Groep zijn de volgende bedragen op de balans opgenomen:

(in € duizend)	2005	2004
Reële waarde van het vermogen van de regeling	558.231	498.402
Contante waarde van gefinancierde verplichtingen	(690.753)	(627.051)
Contante waarde van niet-gefinancierde verplichtingen	(3.072)	(3.891)
Gefinancierde status	**(135.594)**	**(132.540)**
Niet-verantwoorde actuariële (winst) / verlies	5.538	5.440
Per 31 december	**(130.056)**	**(127.100)**
Verantwoorde nettoverplichting	(131.421)	(129.600)
Verantwoord netto pensioen-overschot	1.365	2.500

Met betrekking tot de toegezegd-pensioenregelingen zijn de volgende bedragen in de winst- en verliesrekening opgenomen:

(in € duizend)	2005	2004
Huidige pensioenkosten	6.941	7.366
Rente op verplichtingen	30.075	29.886
Verwacht rendement op het vermogen van de regelingen	(28.159)	(28.204)
Inperking / vereffening	-	(430)
Actuariële (winst) / verlies	4.009	-
Backservicekosten	250	-
Totaal	**13.116**	**8.618**

De kosten voor het jaar zijn in de winst- en verliesrekening opgenomen als pensioenpremies onder personeelskosten.

Het feitelijk rendement op het vermogen van de regelingen bedroeg € 67.092.000 (2004: € 39.462.000).

In de contante waarde van de toegezegd-pensioenverplichtingen hebben zich de volgende wijzigingen voorgedaan:

(in € duizend)	2005	2004
Toegezegd-pensioenverplichtingen bij aanvang van het jaar	630.942	585.424
Pensioenkosten	6.941	7.366
Verwachte werknemersbijdragen	1.202	1.010
Rente op verplichtingen	30.075	29.886
Inperking / vereffening	1.420	(430)
Uitgekeerde pensioenen	(23.539)	(23.813)
Actuariële (winst) / verlies	43.264	31.648
Koers (winst) / verlies	3.520	(149)
Toegezegd-pensioenverplichtingen bij afsluiting van het jaar	**693.825**	**630.942**

In de reële waarde van het vermogen van de regelingen hebben zich de volgende wijzigingen voorgedaan:

(in € duizend)	2005	2004
Reële waarde van het vermogen van de regelingen bij aanvang van het jaar	498.402	469.707
Verwacht rendement op het vermogen van de regelingen	28.159	28.204
Feitelijke bijdragen	12.776	13.414
Uitgekeerde pensioenen	(23.539)	(23.813)
Vereffening	(1.671)	-
Actuariële winst / (verlies)	38.933	11.258
Koerswinst / (verlies)	5.171	(368)
Reële waarde van het vermogen van de regelingen bij afsluiting van het jaar	**558.231**	**498.402**
Waarvan:		
Obligaties	229.824	237.043
Aandelen	261.993	212.693
Overige	66.414	48.666

Het vermogen van de regelingen omvat geen eigen financiële instrumenten van de Groep noch onroerende goederen en andere activa die door de Groep gebruikt worden.

In overeenstemming met IFRS 1 vindt toelichting met betrekking tot de historie van de regelingen plaats vanaf het verslagjaar 2004.

De Groep verwacht in 2006 ongeveer € 9,0 miljoen te zullen bijdragen aan haar toegezegd-pensioenregelingen.

18 Belastinglatenties

De mutaties in de latente belastingvorderingen en in de latente belastingverplichtingen gedurende het boekjaar zijn als volgt weer te geven:

Latente belastingvorderingen 2004

(in € duizend)	Per 1 januari 2004	Koers-verschillen	Mutaties (ten laste) / ten gunste van het resultaat	Overboeking naar latente belasting-verplichtingen	Overboeking naar kort-lopende belasting-verplichtingen	Verandering in belasting-tarief (via het resultaat)	**Per 31 december 2004**
Voorziening voor reorganisatie en herstructurering	518	(10)	(458)	-	-	-	50
Overige voorzieningen	3.029	(115)	(2.773)	-	-	-	141
Voorwaartse verliesverrekening	19.215	(530)	(2.568)	-	(2.577)	-	13.540
Verrekenbare tijdelijke verschillen op getroffen voorzieningen op voorraden en handelsdebiteuren	13.359	(352)	(10.908)	-	-	-	2.099
Overige verrekenbare tijdelijke verschillen	13.315	(123)	(2.401)	(1.607)	1.624	-	10.808
Totaal	**49.436**	**(1.130)**	**(19.108)**	**(1.607)**	**(953)**	**-**	**26.638**

Latente belastingverplichtingen 2004

(in € duizend)	Per 1 januari 2004	Koers-verschillen	Mutaties ten laste / (ten gunste) van het resultaat	Overboeking naar latente belasting-vorderingen	Overboeking van kort-lopende belasting-verplichtingen	Verandering in belasting-tarief (via het resultaat)	**Per 31 december 2004**
Belastbare tijdelijke verschillen inzake de waardering van voorraden en handelsdebiteuren	3.866	(220)	1.254	214	-	-	5.114
Overige belastbare tijdelijke verschillen	5.517	(39)	(467)	(1.821)	2.048	-	5.238
Totaal	**9.383**	**(259)**	**787**	**(1.607)**	**2.048**	**-**	**10.352**

Latente belastingvorderingen 2005

(in € duizend)	Per 1 januari 2005	Koers-verschillen	Mutaties (ten laste) / ten gunste van het resultaat	Overboeking naar latente belasting-verplichtingen	Overboeking naar kort-lopende belasting-verplichtingen	Verandering in belasting-tarief (via het resultaat)	**Per 31 december 2005**
Voorziening voor reorganisatie en herstructurering	50	1	(23)	-	-	(2)	26
Overige voorzieningen	141	10	27	5	-	(6)	177
Voorwaartse verliesverrekening	13.540	915	1.248	(1)	-	-	15.702
Verrekenbare tijdelijke verschillen op getroffen voorzieningen op voorraden en handelsdebiteuren	2.099	172	(8)	(61)	-	-	2.202
Overige verrekenbare tijdelijke verschillen	10.808	(5)	(1.520)	(3.304)	-	(30)	5.949
Totaal	**26.638**	**1.093**	**(276)**	**(3.361)**	**-**	**(38)**	**24.056**

Latente belastingverplichtingen 2005

(in € duizend)	Per 1 januari 2005	Koers-verschillen	Mutaties ten laste / (ten gunste) van het resultaat	Overboeking naar latente belasting-vorderingen	Overboeking naar kort-lopende belasting-verplichtingen	Verandering in belasting-tarief (via het resultaat)	**Per 31 december 2005**
Belastbare tijdelijke verschillen inzake de waardering van voorraden en handelsdebiteuren	5.114	972	(2.771)	-	-	(156)	3.159
Overige belastbare tijdelijke verschillen	5.238	(308)	(647)	(3.361)	-	(5)	917
Totaal	**10.352**	**664**	**(3.418)**	**(3.361)**	**-**	**(161)**	**4.076**

Op de balansdatum had de Groep fiscaal compensabele verliezen ten bedrage van € 810 miljoen (2004: € 761 miljoen) beschikbaar voor compensatie met toekomstige belastbare baten. Een latente belastingvordering ten bedrage van € 15,7 miljoen (2004: € 13,5 miljoen) is opgenomen met betrekking tot € 48 miljoen (2004: € 41 miljoen) van dergelijke verliezen, aangezien op basis van de prognoses van de betreffende entiteiten verwacht wordt dat in de nabije toekomst winsten beschikbaar zullen zijn om de verliezen te compenseren. Er is geen latente belastingvordering opgenomen met betrekking tot de resterende € 762 miljoen (2004: € 720 miljoen). Van het totale bedrag aan compensabele verliezen is € 718 miljoen onbeperkt verrekenbaar.
Van de netto latente belastingvordering heeft ongeveer € 3 miljoen naar verwachting een looptijd korter dan een jaar.
De belastinglast van de Groep van € 26,1 miljoen in 2004 heeft voor € 19,9 miljoen betrekking op latente belastingen, als gevolg van een herziening van de belastinglatentie verband houdend met beperkingen in de beschikbaarheid van bepaalde belastingfaciliteiten voor de Groep.

19 Bankschulden

(in € duizend)	2005	2004
Opgenomen bedragen onder langlopende financieringsfaciliteiten	285.661	435.044
Bankleningen	3.935	4.411
	289.596	**439.455**
Af: aflossingen binnen één jaar	(376)	(433)
	289.220	**439.022**

Per 31 december 2005 beschikt de Vennootschap over de volgende financieringsfaciliteiten:

- Een € 492,5 miljoen multivaluta doorlopende kredietfaciliteit met een looptijd tot 5 februari 2008; en
- Een € 113,2 miljoen letter of credit-faciliteit met een looptijd tot 5 februari 2008.

Het rentepercentage is afhankelijk van de ratio Netto senior schuld / EBITDA voor bijzondere posten.
De gemiddelde rentevoet van de Groep bedroeg in 2005 6,9%.
De boekwaarde van de langlopende schuld van de Groep benadert de reële waarde daarvan, aangezien bijna alle schuld rentedragend is op basis van een genoteerde index.
In verband met deze faciliteiten zijn als zekerheid verleend: aandelen van nagenoeg al Hagemeyer's belangrijke dochterondernemingen, al Hagemeyers belangrijke intercompanyleningen en nagenoeg alle bankrekeningen, alsmede pandrechten over voorraden, debiteuren en bepaalde andere activa van de Groep in de Verenigde Staten.
Voor elk van deze faciliteiten is sprake van wederzijdse garanties tussen bepaalde groepsmaatschappijen, en ze zijn gegarandeerd door Hagemeyer N.V.
De faciliteiten bevatten gebruikelijke 'events of default', waaronder, ongelimiteerd, in gebreke blijven met betalingen, schending van garanties, 'covenant defaults' en 'cross-defaults'. Indien er sprake is van een 'event of default' mogen de kredietverschaffers de uitstaande bedragen onder de nieuwe faciliteiten versneld invorderen, alle verplichtingen opheffen en alle andere noodzakelijke acties nemen die een beschermde crediteur ter beschikking staan.
De faciliteiten bevatten convenanten die beperkingen opleggen ten aanzien van onder andere het aangaan van schulden, het geven van zekerheden, het betalen van dividend en andere uitkeringen, het terugbetalen van aandelenkapitaal, de verkoop van activa, het aangaan van fusies, sale en leaseback-transacties, investeringen in kapitaalgoederen, acquisities en andere investeringen.
In 2005 voldeed Hagemeyer aan de convenanten op grond van de financieringsfaciliteiten.
In februari 2006 kwam Hagemeyer met haar kredietverschaffers overeen de ratio Netto senior schuld / EBITDA voor bijzondere posten te veranderen van een afnemende ratio in een vaste ratio van 2,50 : 1,00 gedurende de resterende looptijd van de faciliteiten.
Hagemeyer moet er voor zorg dragen dat de Interest cover ratio op basis van EBITDA voor bijzondere posten / totale nettorente per 31 december 2005 niet lager is dan 1,90 : 1,00 en vanaf 31 maart 2007 langs een glijdende schaal toeneemt tot 4,40 : 1,00.
Hagemeyer mag geen dividend uitkeren tenzij de Interest cover ratio voor bijzondere posten ten minste 5,00 : 1,00 is en de Netto senior schuld / EBITDA-ratio voor bijzondere posten niet groter is dan 2,50 : 1,00.

Hagemeyer moet aan de volgende Garantie cover ratio voldoen:
De gezamenlijke materiële activa van de werkmaatschappijen die tot zekerheid dienen van de faciliteiten mogen niet minder dan 80% bedragen van de totale geconsolideerde materiële activa en de samengestelde EBITDA voor bijzondere posten van deze werkmaatschappijen mag niet minder zijn dan 75% van de totale geconsolideerde EBITDA voor bijzondere posten.
Deze ratio wordt per kwartaal getoetst.
De werkmaatschappijen die onder de nieuwe faciliteiten lenen, zijn te allen tijde gehouden aan limieten voor de onder de nieuwe faciliteiten te lenen en uitstaande bedragen. Deze limieten zijn gebaseerd op bepaalde niveaus van het nettowerkkapitaal.
Met bepaalde uitzonderingen, dienen alle opbrengsten die Hagemeyer ontvangt uit desinvesteringen, verzekeringen, leningen of aandelenmarkttransacties, aangewend te worden voor verplicht vervroegde aflossing van de faciliteiten.
De volgende definities worden gehanteerd bij de vaststelling of Hagemeyer voldoet aan de bovengenoemde financiële convenanten:

EBITDA	Resultaat voor rente, belasting, afschrijving en amortisatie van immateriële activa.
Netto senior schuld	Opgenomen bedragen op grond van senior faciliteiten van de Groep of op plaatselijk niveau, minus vrij beschikbare kasinvesteringen en kassaldi.
Bijzondere posten	Bijzondere posten als gebruikt in de gecontroleerde geconsolideerde jaarrekening van de Vennootschap (inclusief toelichtingen daarbij) voor het boekjaar eindigend op 31 december 2004 voor zover dergelijke bijzondere posten zijn opgenomen in het bedrijfsresultaat. In onze jaarrekening voor 2004 volgens Nederlandse grondslagen werden bijzondere posten als volgt gedefinieerd: 'baten of lasten uit normale bedrijfsuitoefening, die als gevolg van hun aard, omvang of de frequentie waarin deze voorkomen, separaat gerapporteerd dienen te worden om een goed inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en in het bijzonder de ontwikkeling daarvan'.

20 Financiële leaseverplichtingen

De Groep huurt verschillende kantoor- en opslagfaciliteiten. De gemiddelde huurtermijn ligt rond de 12 jaar. Deze huurovereenkomsten hebben verlengingsvoorwaarden en indexeringsclausules. Voor het jaar eindigend op 31 december 2005 bedroeg de gemiddelde effectieve leenrentevoet 7,2% (2004: 7,7%) op basis van de feitelijke rentelast in de winst- en verliesrekening.

Het grootste deel van de huurovereenkomsten is op basis van vaste aflossing. De rentetarieven zijn vastgesteld op de contractdata, als gevolg waarvan de Groep een marktrenterisico loopt.

De toekomstige minimum leasetermijnen op grond van financiële leaseovereenkomsten tezamen met de contante waarde van de netto minimum leasetermijnen zijn als volgt:

	Minimum leasetermijnen		Contante waarde van minimum leasetermijnen	
(in € duizend)	2005	2004	2005	2004
Te betalen bedragen op grond van financiële leaseovereenkomsten				
Verschuldigd binnen één jaar	23.195	23.251	16.220	14.129
Verschuldigd binnen één tot vijf jaar	65.388	72.383	40.116	44.441
Verschuldigd na vijf jaar	103.426	115.121	67.987	75.443
	192.009	**210.755**	**124.323**	**134.013**
Af: toekomstige financieringslasten	(67.686)	(76.742)		
Contante waarde van leaseverplichtingen	**124.323**	**134.013**		
Gespecificeerd als:				
Langlopende financiële leaseverplichtingen (betaalbaar na 12 maanden)			108.103	119.884
Kortlopende financiële leaseverplichtingen (betaalbaar binnen 12 maanden)			16.220	14.129
			124.323	**134.013**

De leaseverplichtingen luiden in de volgende valuta (in € duizend):

Euro	51.924
SEK	21.989
GBP	47.213
USD	1.955
Diverse	1.242
Totaal	**124.323**

De verplichtingen van de Groep op grond van financiële leaseovereenkomsten worden gedekt door de geleasede activa. De reële waarde van de financiële leaseverplichtingen van de Groep per 31 december 2005 wordt geschat op ongeveer € 140 miljoen, gebaseerd op de contante waarde van geraamde toekomstige kasstromen tegen 5,5%, de geschatte gemiddelde leenrentevoet van de Vennootschap voor 2006.

21 *Handelscrediteuren en overige schulden*

(in € duizend)	2005	2004
Handelscrediteuren	680.910	577.459
Kortlopende financiële leaseverplichtingen	16.220	14.129
Overige belastingen en sociale premies	40.984	37.541
Pensioenpremies	780	1.144
Overige schulden	50.187	46.535
Verplichtingen op grond van valutaderivaten	1.949	799
Overlopende passiva	121.532	107.213
	912.562	**784.820**

Handelscrediteuren en overige schulden, alsmede overlopende passiva, hebben met name betrekking op uitstaande bedragen voor handelsaankopen en te betalen kosten. De gemiddelde kredietperiode voor handelsaankopen is 60 dagen. Handelscrediteuren omvatten € 67,5 miljoen (2004: € 74,3 miljoen) aan cheques in transito.

De overlopende passiva betreffen met name personeelskosten en rentekosten. De reële waarde is bij benadering gelijk aan de boekwaarde.

22 Beheersing financiële risico's

Tot de belangrijkste financiële instrumenten van de Groep behoren, naast derivaten, bankleningen en rekening-courantkredieten, achtergestelde converteerbare obligaties, financiële leaseovereenkomsten, kastegoeden en kortlopende deposito's. Het voornaamste doel van deze financiële instrumenten is de financiering van de activiteiten van de Groep. De Groep heeft diverse andere financiële activa en passiva, zoals handelsdebiteuren en -crediteuren, die rechtstreeks voortvloeien uit haar activiteiten.
De Groep sluit ook transacties met betrekking tot derivaten, waaronder met name rentevoetruiltransacties en valutatermijncontracten. Het doel daarvan is beheersing van de rente- en valutarisico's die voortvloeien uit de activiteiten van de Groep en haar financieringsbronnen. Het beleid van de Groep is, en was gedurende het hele verslagjaar, niet te speculeren met financiële instrumenten. De belangrijkste risico's die voortvloeien uit de financiële instrumenten van de Groep betreffen het renterisico, het liquiditeitsrisico, het valutarisico en het kredietrisico. De waarderingsgrondslagen van de Groep met betrekking tot derivaten worden uiteengezet in noot 2y.

Beheersing renterisico

Hagemeyer maakt gebruik van rentevoetruiltransacties en andere instrumenten om de mate waarin zij blootstaat aan renterisico's te beheersen. Per 31 december 2005 had Hagemeyer een rentevoetruiltransactie in GBP uitstaan voor een nominaal bedrag van in totaal € 58,3 miljoen. Hagemeyer gaat in het algemeen rentevoetruiltransacties aan met als doel om op lange termijn een bepaalde verhouding van vaste en variabele schulden te bereiken. Hagemeyers beleid is het aandeel vaste schulden op ten minste 25% te houden. Per ultimo 2005 had circa 67% van onze nettoschuld een vastrentend karakter.
Ingevolge haar uitstaande rentevoetruiltransactie betaalt Hagemeyer een vaste rente en ontvangt zij een variabele rente. De marktwaarde van de rentevoetruiltransactie per 31 december 2005 was € 60.000 negatief, op basis van de marktwaarde van equivalente instrumenten op de balansdatum. De rentevoetruiltransactie vervalt in 2008. Het volledige bedrag is geactiveerd in het eigen vermogen aangezien het een aangewezen en effectieve kasstroomdekking is.

Hagemeyer heeft per 31 december 2005 geen andere rentederivaten uitstaan.
Er zijn in het verslagjaar geen ongerealiseerde mutaties in de reële waarde van rentederivaten ten laste van het resultaat gebracht (2004: € 1,1 miljoen). De op 31 december 2005 uitstaande rentevoetruiltransactie is verantwoord als kasstroomdekking; de reële waarde van deze swap is geactiveerd in het eigen vermogen.

Valuta- en andere marktrisico's

Door internationaal te opereren is Hagemeyer blootgesteld aan wisselkoersmutaties. Omdat de rapporteringsvaluta van Hagemeyer de euro is, kunnen wisselkoersmutaties ten opzichte van de euro van invloed zijn op de bedrijfsresultaten. In 2005 werd de omzet voornamelijk in de volgende landen gegenereerd: 29,3% in EMU-landen, 21,8% in Noord-Amerika, 17,4% in het Verenigd Koninkrijk, 11,5% in Australië, en 9,9% in Zweden. Hagemeyer streeft ernaar de volatiliteit van resultaten ten gevolge van wisselkoersmutaties zoveel mogelijk terug te dringen. Dit gebeurt met name door middel van termijncontracten waarmee het effect van wisselkoersmutaties gerelateerd aan de import van handelsgoederen geheel of gedeeltelijk wordt gedekt en in sommige gevallen ook de dividendstromen van dochtermaatschappijen (transactievalutarisico's). Hagemeyer maakt gebruik van valutaruiltransacties om de leningen in buitenlandse valuta effectief te kunnen aanpassen. De valutaruiltransacties worden gebruikt met als doel de blootstelling aan bepaalde rente- en / of valutarisico's af te dekken. Alle valutaruiltransacties van Hagemeyer hebben een expiratietermijn die korter is dan 1 maand. Het totale nominale bedrag van uitstaande termijncontracten is € 355 miljoen (2004: € 243 miljoen). Per 31 december 2005 werd de netto reële waarde van de valutaderivaten van de Groep geschat op € 105.000 (2004: € 80.000). Deze bedragen zijn gebaseerd op de marktwaarde van equivalente instrumenten op de balansdatum.
Mutaties in de reële waarde van valutaderivaten die bestemd en effectief zijn als kasstroomdekking ten bedrage van € 112.000 (2004: nul) zijn geactiveerd in het eigen vermogen. Ongerealiseerde mutaties in de reële waarde van valutaderivaten die niet als dekking zijn verantwoord, ten bedrage van ongeveer € 162.000 (2004: € 10.000), zijn ten laste gebracht van het resultaat in het jaar.

Hagemeyer maakt geen gebruik van dekkingstransacties om de volatiliteit af te dekken van de gerapporteerde resultaten. Mutaties in wisselkoersen die de grootste impact zouden hebben op het omrekenen van het internationale bedrijfsresultaat naar euro's betreffen de US dollar, het Britse pond, de Australische dollar en de Zweedse kroon.
Daarnaast worden valutarisico's in de balans afgedekt door leningen in buitenlandse valuta af te sluiten voor het financieren van bepaalde activiteiten in het buitenland.
Per 31 december 2005 was de nettoschuld van Hagemeyer voornamelijk in US dollars (39%), euro's (25%), Britse ponden (20%) en Australische dollars (16%).
Per 31 december 2005 had Hagemeyer één in een contract besloten ('embedded') derivaat uitstaan ten bedrage van € 1.198.000 (2004: € 3.320.000). Het 'embedded' derivaat is gerelateerd aan een vijfjarige leaseovereenkomst die in december 2002 werd gesloten. In deze leaseovereenkomst is het totale bedrag van de leasetermijnen vastgesteld op basis van het verschil tussen de feitelijke GBP / USD-wisselkoers en de oorspronkelijke koers van deze valuta in het contract.

Risico van grondstoffenprijzen
De blootstelling van de Groep aan grondstoffenprijzen is beperkt, hoewel kabel (één van de belangrijkste productcategorieën in het elektrotechnische groothandelssegment) een aanzienlijke hoeveelheid koper bevat. Hagemeyer kan veranderingen in grondstoffenprijzen in het algemeen doorberekenen aan onze klanten, doch onze marges worden beïnvloed door schommelingen in de prijs van koper.

Concentraties in kredietverlening
Het kredietbeleid voorziet in voortdurende bewaking van de posities bij, en de kredietwaardigheid van, de financiële instellingen waarmee treasury-transacties worden aangegaan. Wanprestatie van enige tegenpartij wordt niet verwacht. Tot de bij de betreffende treasury-transacties betrokken tegenpartijen behoren uitsluitend financiële instellingen die belangrijke verstrekkers van bankkredieten aan de Groep zijn. De treasury-transacties betreffen rentevoetruiltransacties, valutatransacties en valutaruiltranacties. Als gevolg van de brede spreiding van klanten en markten waarop Hagemeyers producten worden verkocht, bevatten de handelsdebiteuren van de Vennootschap per 31 december 2005 geen belangrijke risicoconcentraties.

Liquiditeitsrisico
Het doel van de Groep is handhaving van continuïteit en flexibiliteit in de financiering door gebruik te maken van rekening-courantkredieten, bankleningen, achtergestelde converteerbare obligaties en financiële leaseovereenkomsten. Het beleid van de Groep is dat financieringsfaciliteiten die 100% van de financieringsbehoeften van Hagemeyer dekken aanwezig zijn.

23 Niet uit de balans blijkende vorderingen en verplichtingen

Operationele leaseovereenkomsten
De totale verplichtingen voor toekomstige minimum leasetermijnen op grond van niet-opzegbare operationele leaseovereenkomsten per 31 december bedroegen:

(in € miljoen)	2005	2004
Vervallend binnen 1 jaar	91	94
Vervallend binnen 1 tot 5 jaar	231	185
Vervallend na 5 jaar	71	73
	393	**352**

In de winst- en verliesrekening over 2005 is een bedrag van ongeveer € 94 miljoen begrepen met betrekking tot huur- en leaseovereenkomsten.

Operationele lease-termijnen betreffen de huursommen die de Groep moet betalen voor het gebruik van bepaalde kantoren en opslagruimten, computerhardware en voertuigen.
Bepaalde onroerende goederen van de Groep zijn onderverhuurd. Het totaalbedrag van de betalingen die naar verwachting ten minste zullen worden ontvangen op grond van niet-opzegbare onderhuurovereenkomsten was op de balansdatum € 6 miljoen (2004: € 7 miljoen).

Overige niet uit de balans blijkende vorderingen en verplichtingen
Ten aanzien van het merendeel van de Nederlandse dochtermaatschappijen zijn aansprakelijkheidsverklaringen afgegeven in het kader van artikel 403, Boek 2 van het Burgerlijk Wetboek. Een volledig overzicht van deze dochtermaatschappijen is bij de Kamer van Koophandel te Hilversum gedeponeerd.

De Vennootschap is onderdeel van de fiscale eenheid 'Hagemeyer N.V. c.s.' voor vennootschapsbelasting en omzetbelasting. Als gevolg daarvan is zij hoofdelijk en

gezamenlijk aansprakelijk voor de belastingverplichtingen van de gehele fiscale eenheid.
Overige verplichtingen uit ondernemingsgaranties en bankgaranties, belastingen (inclusief die van de fiscale eenheid) en overige aanspraken van derden vinden hun oorsprong uitsluitend in de normale bedrijfsuitoefening en zijn niet bovenmatig in verhouding tot de vermogenspositie van de Vennootschap.
Per 31 december 2005 had de Groep letters of credit uitstaan ter waarde van € 97,8 miljoen (2004: € 85,8 miljoen).

Gerechtelijke procedures

Zoals gebruikelijk voor een grote onderneming die actief is in meerdere jurisdicties, wordt Hagemeyer in haar bedrijfsvoering regelmatig geconfronteerd met rechtszaken, vorderingen, onderzoeken en processen, als eiser, gedaagde of betrokkene.
Na inwinning van juridisch advies heeft Hagemeyer met betrekking tot deze vorderingen voorzieningen genomen voor een totaalbedrag van € 44 miljoen, waarvan € 18,7 miljoen betrekking heeft op silicose- en asbest-gerelateerde schadeclaims (zie noot 16).
De belangrijkste claims zijn hierna beschreven.

Rechtszaak in verband met het faillissement van Ceteco

Sinds 1995 houdt Hagemeyer direct en indirect ongeveer 65% van de aandelen in Ceteco N.V., dat in mei 2000 failliet werd verklaard. In oktober 2003 is door de curatoren van Ceteco bij een Nederlandse rechtbank een rechtszaak aangespannen tegen Hagemeyer en de leden van de Raad van Bestuur en Raad van Commissarissen van Ceteco voor het gehele tekort van de faillissementsboedel, op dit moment door de curatoren geschat op € 160 miljoen. Deze vordering is gebaseerd op de veronderstelling dat de commissarissen onvoldoende toezicht gehouden zouden hebben op de leden van de Raad van Bestuur van Ceteco toen zij wanbeleid voerden over Ceteco, hetgeen tot de ondergang van het bedrijf heeft geleid. De basis voor de vermeende aansprakelijkheid is dat drie van de leden van de Raad van Commissarissen lid waren van de Raad van Bestuur van Hagemeyer gedurende de periode van het vermeende wanbeleid.
Bovendien, en subsidiair, stellen de curatoren dat Hagemeyer, als aandeelhouder met een meerderheidsbelang in Ceteco, haar zorgplicht jegens Ceteco en haar crediteuren niet is nagekomen, onder andere door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen. De geëiste schadevergoeding voor deze gestelde onrechtmatige daad is gebaseerd op het verlies dat Ceteco in sommige landen heeft geleden. Enige schadevergoeding die ter zake van deze vordering wordt toegewezen, vermindert het tekort in de faillissementsboedel en vermindert daarmee het bedrag van de eerste vordering. Op dit moment wordt verwacht dat de totale claim van de curatoren niet hoger zal zijn dan € 160 miljoen.
Eén van Ceteco's crediteuren, Dresdner Bank Lateinamerika AG, vordert een schadevergoeding van Hagemeyer van € 14,5 miljoen op grond van onrechtmatig handelen. Zij stelt dat Hagemeyer haar zorgplicht jegens Dresdner Bank niet is nagekomen door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen. Het gevorderde bedrag aan schadevergoeding vormt onderdeel van het tekort in Ceteco's faillissement. Dresdner Bank heeft nog geen formele gerechtelijke procedure aangespannen. De curatoren stellen tevens dat Hagemeyer de Raad van Commissarissen en de Raad van Bestuur van Ceteco ten onrechte heeft gedechargeerd.
Hagemeyer is van mening dat zij goede juridische argumenten heeft op basis waarvan deze vorderingen zullen worden afgewezen, doch kan niet garanderen dat haar verweer uiteindelijk zal slagen.

CEF vs. Bernard

Eén van Hagemeyers concurrenten, CEF Holdings Ltd, is in 1989 een nieuwe groothandel in elektrotechnische materialen begonnen in Nederland. CEF Holdings stelt dat het vervolgens schade leed door een kartel gevormd door onder andere de Nederlandse Federatie van Elektrotechnische Groothandels (de FEG) en alle leden van de FEG, waaronder (destijds) Elektrotechnische Groothandel Bernard B.V., één van Hagemeyers Nederlandse dochterondernemingen. In maart 1991 heeft CEF Holdings een klacht ingediend bij de Europese Commissie tegen onder andere de FEG en al haar leden. Vervolgens heeft CEF City Electrical Factors B.V. in februari 1999 een rechtszaak aangespannen bij de arrondissementsrechtbank in Rotterdam tegen FEG, de Technische Unie (het grootste FEG-lid) en Bernard (het op één na grootste FEG-lid). CEF Holdings eist een schadevergoeding ter grootte van ongeveer € 98 miljoen, exclusief rente en kosten, op basis van dezelfde feiten. In oktober 1999 heeft de Europese Commissie een boete opgelegd aan de FEG en de Technische Unie vanwege kartelactiviteiten. De Europese Commissie heeft geen boete opgelegd aan Bernard en heeft later het dossier Bernard definitief gesloten. De FEG en de Technische Unie zijn in hoger beroep gegaan tegen de beschikking van de Commissie bij het Europese Gerecht van Eerste Aanleg.

Op 16 december 2003 werd het beroep afgewezen, tegen welke beschikking de FEG en de Technische Unie in beroep zijn gegaan bij het Europese Hof van Justitie. In afwachting van de uitkomst van dat beroep is het door CEF geïnitieerde proces tegen de FEG, Technische Unie en Bernard bij de Rotterdamse arrondissementsrechtbank vooralsnog opgeschort. Onder andere gezien het feit dat de Europese Commissie Bernard niet schuldig heeft bevonden, is Hagemeyer van mening dat zij goede juridische gronden heeft op basis waarvan deze vordering zal worden afgewezen, doch zij kan niet garanderen dat haar verweer uiteindelijk zal slagen.

Belgische belastingdienst vs. Manudax Belgium

Manudax Belgium N.V., één van Hagemeyers Belgische dochterondernemingen, is op 27 november 2000 in vrijwillige liquidatie gegaan. In 1999 en 2000 heeft Manudax Belgium N.V. omzetbelastingaanslagen ontvangen in verband met vermeende frauduleuze transacties van vroegere werknemers gedurende de periode vanaf eind 1996 tot begin 1998. Het bedrag van deze aanslagen, inclusief rente en boetes, is € 117,5 miljoen. Alle aanslagen worden betwist door Manudax Belgium N.V.

Arbitrage met betrekking tot ABM

Hagemeyer verwierf ABM, een dochteronderneming in Spanje, in 2001. In verband met de transactie werd overeengekomen dat bepaalde earn-out betalingen zouden worden gedaan aan de verkoper van ABM, afhankelijk van het bereiken van bepaalde overeengekomen aangepaste en gecontroleerde EBITDA-niveaus in 2002. Hagemeyer heeft vastgesteld dat de betreffende overeengekomen EBITDA-niveaus niet zijn gehaald en derhalve heeft er geen earn-out betaling plaatsgevonden aan de verkoper van ABM. De accountant van Hagemeyer heeft toentertijd een goedkeurende verklaring afgegeven met betrekking tot de Spaanse wettelijk voorgeschreven jaarrekening, die de contractuele grondslag vormde voor de aangepaste en gecontroleerde EBITDA over 2002. De verkoper is echter van mening dat bepaalde overeengekomen EBITDA-niveaus wel zijn gerealiseerd en claimt derhalve een earn-out betaling van € 18 miljoen, exclusief contractuele rente en kosten, op het ogenblik geschat op € 5 miljoen, welke claim gegrond werd verklaard in een procedure van 'vaststelling door deskundigen'. Het besluit van de deskundigen is aan arbitrage onderworpen. Medio 2006 wordt een uitspraak van de arbiters verwacht. Hagemeyer is van mening dat zij goede juridische argumenten heeft op basis waarvan deze vordering zal worden afgewezen, doch kan niet garanderen dat haar verweer uiteindelijk zal slagen.

24 Gesegmenteerde informatie

Geografische segmentatie

Het kernbedrijf van de Groep is om bestuurlijke redenen ondergebracht in drie operationele divisies – Professional Products en Services (PPS) in Europa, Noord-Amerika, en Azië-Pacific. De overige, niet-kernactiviteiten, zijn ondergebracht in de divisie Agencies / Consumer Electronics (ACE). De Groep rapporteert haar primaire gesegmenteerde informatie op basis van deze indeling in divisies.

De voornaamste activiteiten zijn:

- PPS Europa – de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO-producten, alsmede Integrated Supply diensten.
- PPS Noord-Amerika – de activiteiten bestaan met name uit de distributie van MRO-producten waaronder elektrotechnische materialen, veiligheidsproducten en -diensten, alsmede Integrated Supply-diensten.
- PPS Azië-Pacific (inclusief Australië) – de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO-producten.
- ACE – de distributie van diverse consumentenproducten in Nederland en Australië, alsmede de exploitatie van zestig winkels in luxeartikelen in diverse landen in Azië-Pacific.

Hierna wordt de gesegmenteerde informatie over de activiteiten van de Groep getoond.
Tussen de verschillende segmenten vinden geen verkopen of overige transacties plaats. Gesegmenteerde activa omvatten met name materiële vaste activa, immateriële activa (inclusief goodwill), voorraden en vorderingen. De gesegmenteerde passiva betreffen met name de operationele passiva. Belastingen en leningen zijn niet opgenomen. Investeringen in materiële vaste en immateriële activa betreffen met name investeringen in bedrijfsgebouwen, machines en installaties, kantoor- en computerapparatuur, software en betaalde goodwill bij acquisities.

Gesegmenteerde resultaten

	PPS Europa		PPS Noord-Amerika		PPS Azië-Pacific		ACE		Centrale organisatie		Groep	
(in € miljoen)	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Netto-omzet												
Omzet aan derden	3.448,9	3.334,1	1.307,0	1.192,2	437,2	462,1	401,5	438,3	-	-	5.594,6	5.426,7
Resultaat												
Gesegmenteerd bedrijfsresultaat	21,5	(26,1)	24,1	2,6	10,6	1,9	12,5	16,2	(25,6)	(12,1)	43,1	(17,5)
Aandeel in resultaat gelieerde vennootschappen	0,7	0,3	0,2	1,5	-	-	1,7	1,9	-	5,4	2,6	9,1
Netto financiële lasten											(91,3)	(106,1)
Resultaat voor belastingen											**(45,6)**	**(114,5)**
Belastingen											(12,4)	(26,1)
Aandeel derden											-	(0,1)
Nettoresultaat											**(58,0)**	**(140,7)**
Gesegmenteerde activa en passiva												
Gesegmenteerde activa	1.302,9	1.298,0	651,2	520,9	273,1	257,9	140,9	146,3	24,6	21,1	2.392,7	2.244,2
Deelnemingen in gelieerde vennootschappen	8,8	6,8	1,7	1,3	-	-	3,4	4,3	-	-	13,9	12,4
Niet-gealloceerde activa											134,3	180,7
Geconsolideerde activa											**2.540,9**	**2.437,3**
Gesegmenteerde passiva	691,6	640,8	192,6	143,8	73,9	72,3	58,6	48,7	29,4	57,8	1.046,1	963,4
Niet-gealloceerde passiva											763,8	824,5
Geconsolideerde passiva											**1.809,9**	**1.787,9**
Overige segmentinformatie												
Investeringen in immateriële en materiële vaste activa	22,2	26,5	10,6	5,2	3,6	3,4	4,3	1,6	-	-	40,7	36,7
Afschrijving en amortisatie	28,4	33,5	9,4	10,6	4,9	5,4	3,3	2,7	-	-	46,0	52,2
Bijzondere waardeverminderingen verantwoord in het resultaat	30,8	-	0,3	-	-	-	0,9	-	-	39,6	32,0	39,6

Bedrijfssegmenten

De PPS-kernactiviteiten van de Groep zijn ondergebracht in drie segmenten: Contractors & Installers (aannemers & installateurs), Industrial Customers (industriële klanten) en Overige. De overige, niet-kernactiviteiten, zijn ondergebracht in de divisie Agencies / Consumer Electronics (ACE).

Hierna volgt een analyse van de omzet per bedrijfssegment, de boekwaarde van de activa en de investeringen per bedrijfssegment en het gemiddelde aantal werknemers.

(in € miljoen)	C&I 2005	C&I 2004	Industrial 2005	Industrial 2004	Overige PPS 2005	Overige PPS 2004	ACE 2005	ACE 2004	Totaal 2005	Totaal 2004
Omzet	2.953,3	2.854,5	2.122,3	2.017,1	117,5	116,8	401,5	438,3	5.594,6	5.426,7
Segment activa	1.416,2	1.241,2	808,4	833,2	27,2	23,5	140,9	146,3	2.392,7	2.244,2
Investeringen in immateriële en materiële activa	21,4	20,1	14,2	14,2	0,8	0,8	4,3	1,6	40,7	36,7
Gemiddeld aantal werknemenrs	9.539	9.644	6.426	6.816	416	395	1.036	1.118	17.417	17.973

25 Netto-omzet

De omzet van de Groep omvat de volgende hoofdcategorieën:

(in € duizend)	2005	2004
Verkoop van goederen	5.506.472	5.337.872
Levering van diensten (MRO, Integrated Supply)	88.144	88.873
	5.594.616	**5.426.745**

26 Operationele kosten

(in € duizend)	2005	2004
Verkoopkosten	640.267	684.817
Transport- en opslagkosten	369.021	376.446
Algemene beheerskosten	258.028	258.989
	1.267.316	**1.320.252**

In de operationele kosten voor 2005 is een bedrag van € 38,5 miljoen opgenomen dat betrekking heeft op de herstructurering in het VK, met name de ontruiming van het distributiecentrum in Runcorn.

In operationele kosten begrepen personeelskosten:

(in € duizend)	2005	2004
Lonen en salarissen	596.438	597.041
Kosten pensioenregelingen	26.370	28.156
Sociale premies	70.638	66.278
Kosten beloning op basis van aandelen	1.130	650
	694.576	**692.125**

Het gemiddeld aantal personeelsleden in 2005 was 17.417 (2004: 17.973). Per 31 december 2005 bedroeg het aantal vaste personeelsleden 16.141 (2004: 16.517).

In operationele kosten begrepen afschrijvingen:

(in € duizend)	2005	2004
Overige immateriële activa	9.645	10.256
Materiële vaste activa	36.357	42.190
	46.002	**52.446**

27 Overige bedrijfsopbrengsten / (lasten)

De overige bedrijfsopbrengsten / (lasten) bestaan uit het resultaat uit verkoop van dochterondernemingen en deelnemingen, assurantieprovisies, ontvangen huur en soortgelijke opbrengsten.
Het resultaat uit de verkoop van dochterondernemingen en deelnemingen in 2004 betrof voornamelijk de desinvestering van Tech Pacific. In 2005 betrof dat resultaat diverse kleinere desinvesteringen alsmede extra winst gerealiseerd op de verkoop van Tech Pacific.

(in € duizend)	2005	2004
Resultaat uit verkoop van dochterondernemingen en deelnemingen	8.204	47.285
Overige posten	1.547	3.116
	9.751	**50.401**

28 Netto financiële lasten

(in € duizend)	2005	2004
Financiële baten:		
Rentebaten	4.047	3.421
Dividend deelnemingen	42	64
Overige financiële baten	5.421	-
Ongerealiseerde winsten op financiële instrumenten en derivaten	-	287
Koersverschillen – netto	2.946	2.534
	12.456	**6.306**
Financiële lasten:		
Rente op bankleningen en rekening-courantkredieten	(33.311)	(49.041)
Rentelasten achtergestelde converteerbare obligaties	(12.018)	(8.802)
Rente op financiële leaseverplichtingen	(9.339)	(10.496)
Rente op voorzieningen	(2.235)	-
Reële-waardeaanpassing van de eigen vermogenscomponent van converteerbare obligaties	(20.295)	(8.130)
Ongerealiseerde verliezen op financiële instrumenten en derivaten	(161)	-
Oprenting achtergestelde converteerbare obligaties	(8.050)	(3.940)
Bankkosten en soortgelijke kosten	(18.364)	(12.623)
Overige financiële lasten	-	(19.317)
	(103.773)	**(112.349)**
	(91.317)	**(106.043)**

Zie noot 15 voor nadere informatie over de achtergestelde converteerbare obligatie, inclusief de aanpassing van de reële waarde van de eigen vermogenscomponent en opgelopen rente.
De overige financiële lasten in 2004 betreffen hoofdzakelijk € 12 miljoen voor boetebetalingen aan bepaalde schuldeisers, alsmede advieskosten en honoraria verband houdend met de herfinanciering van de Groep.

29 Belastingen

De belastinglast van de Groep is als volgt:

(in € duizend)	2005	2004
Acute inkomstenbelasting	(16.228)	(7.647)
Aanpassing acute belasting gerelateerd aan eerdere jaren	531	1.490
Latente belastingen (zie noot 18)	3.265	(19.895)
	(12.432)	**(26.052)**

Direct ten laste van het eigen vermogen gebrachte inkomstenbelasting betreft:

(in € duizend)	2005	2004
Winst / (verlies) aanpassingen wegens koersverschillen	-	161
	-	**161**

Het verschil tussen het te verwachten belastingtarief van de Groep (zijnde het gewogen gemiddelde van de wettelijke belastingtarieven berekend over de belastbare resultaten van de dochtermaatschappijen) en het effectieve belastingtarief is het gevolg van:

(in %)	2005	2004
Te verwachten belastingtarief	49,2	38,5
Niet-verantwoorde fiscale resultaten gedurende het jaar	(102,1)	(70,1)
Aanwending van beschikbare compensabele verliezen	18,2	2,0
Niet-aftrekbare posten	(7,1)	(6,3)
Effect van verandering in toegepaste belastingtarieven op latente positie	0,3	-
Aanpassing acute belasting gerelateerd aan eerdere jaren	1,2	1,3
Overige	13,0	11,8
Effectief belastingtarief	**(27,3)**	**(22,8)**

30 Winst per aandeel

De gewone winst per aandeel wordt berekend door het nettoverlies voor het jaar dat is toe te rekenen aan houders van gewone aandelen van de moedermaatschappij te delen door het gewogen gemiddeld aantal gewone aandelen dat gedurende het jaar uitstaat.
Potentiële aandelen worden alleen in aanmerking genomen voor de verwaterde winst per aandeel indien zij een verwaterend effect hebben (d.w.z. indien hun uitoefening of conversie het verlies per aandeel zou doen toenemen of de winst per aandeel zou doen afnemen). In 2005 en 2004 zouden de potentiële aandelen die voortkomen uit de converteerbare obligaties, de uitstaande voorwaardelijke aandelen en personeelsopties alle een antiverwaterend effect hebben. Derhalve wordt ook de verwaterde winst per aandeel berekend door het nettoverlies voor het jaar dat is toe te rekenen aan houders van gewone aandelen van de moedermaatschappij te delen door het gewogen gemiddeld aantal gewone aandelen dat gedurende het jaar uitstaat.

Hieronder worden de gegevens met betrekking tot resultaat en aandelen weergegeven die zijn gebruikt bij de berekening van de gewone winst per aandeel en de verwaterde winst per aandeel:

	2005	2004
Nettoverlies toe te rekenen aan de houders van gewone aandelen van de moedermaatschappij (in € duizend)	(57.992)	(140.671)
Gewogen gemiddeld aantal uitstaande gewone aandelen voor de gewone winst per aandeel	516.174.375	477.531.131
Gewone winst per aandeel (in €)	(0,11)	(0,29)
Verwaterde winst per aandeel (in €)	(0,11)	(0,29)

Er hebben geen transacties plaatsgevonden met gewone of potentiële gewone aandelen tussen de verslagdatum en de datum van voltooiing van deze jaarrekening.
Het totaal aantal aandelen dat zou resulteren indien alle conversieopties en aandelenopties per 31 december 2005 zouden worden uitgeoefend, bedraagt 640.995.492 (2004: 592.004.846). Het gewogen gemiddeld aantal potentiële aandelen gedurende het jaar bedraagt 630.077.139 (2004: 546.539.578).

31 Transacties met gelieerde partijen

Er zijn geen significante transacties tussen de Groep en haar deelnemingen. Transacties tussen de Vennootschap en haar dochterondernemingen worden gemeld in de vennootschappelijke jaarrekening.

32 Beloning op basis van aandelen

De uitoefenprijs van de aandelenopties van 2005 is gelijk aan de slotkoers van de aandelen van de Vennootschap op de dag van toekenning. De toekenningsperiode is 3 jaar. Opties die na een toekenningsperiode van 5 jaar vanaf het eind van de toekenningsperiode niet zijn uitgeoefend, vervallen. Opties worden verbeurd verklaard indien de werknemer de Groep verlaat voordat de toekenningsperiode is verstreken. Verder zijn zowel de toegekende aandelenopties als de toegekende aandelen afhankelijk van de gemiddeld ontvangen bonus.
Gedurende 2005 werden geen opties uitgeoefend. Als gevolg van het vertrek van houders van opties zijn 395.693 opties vervallen (waarvan 69.180 opties werden toegekend in 2005). Daarnaast vervielen 4.127 opties op de expiratiedatum, zonder dat uitoefening mogelijk is geweest.
De toekenning van opties is over het algemeen gekoppeld aan voorwaarden die het onmogelijk maken deze uit te oefenen binnen drie jaar na de datum van toekenning. Na deze toekenningsperiode van drie jaar hebben vrijwel alle toegekende opties een uitoefenperiode van vijf jaar.
Als gevolg van het beëindigen van het dienstverband met houders van voorwaardelijk toegekende aandelen zijn 85.200 voorwaardelijk toegekende aandelen vervallen (waarvan 24.650 voorwaardelijk toegekende aandelen werden toegekend in 2005). Voorwaardelijk toegekende aandelen worden in het algemeen onvoorwaardelijk toegekend na een periode van 3 jaar, afhankelijk van de bonusvoorwaarde. Voor de heer R.W.A. de Becker geldt een termijn van 1 jaar.
Het huidige beleid van Hagemeyer is om zich niet in te dekken tegen de voorwaardelijke verplichtingen die zijn verbonden met de aan het personeel toegekende optierechten en voorwaardelijk toegekende aandelen. Zodra de optierechten worden uitgeoefend of de toekenning van de aandelen onvoorwaardelijk wordt, zal Hagemeyer hetzij nieuwe aandelen uitgeven, behoudens goedkeuring door de aandeelhouders, of aandelen op de markt kopen, al naar gelang van de dan geldende marktcondities.

Gegevens met betrekking tot het optieprogramma aan het begin en aan het eind van het boekjaar 2005:

Jaar van toekenning	Aantal aandelen gebaseerd op uitstaande opties		Uitoefenprijs (in €)	Aandelenkoers op datum van toekenning (in €)	Expiratiedatum
	31 december 2005	1 januari 2005			
1999	2.638	2.876	26,85	26,85	5 maart 2007
	9.000	17.000	22,10	22,10	1 september 2007
2000	-	4.127	17,47	17,47	28 februari 2005
	28.000	36.000	20,00	17,47	11 maart 2008
	14.725	15.349	17,47	17,47	11 maart 2008
2001	22.000	34.000	20,00	23,90	6 maart 2006
	8.429	8.695	23,90	23,90	6 maart 2006
	20.000	20.000	20,00	23,90	6 maart 2009
2002	32.000	44.000	20,00	23,23	5 maart 2010
	2.261	2.421	23,23	23,23	5 maart 2007
	37.932	39.422	23,23	23,23	5 maart 2010
2003	81.965	83.365	3,42	3,42	11 maart 2008
	274.620	379.070	3,42	3,42	11 maart 2011
2004	1.025.883	1.203.768	1,91	1,91	27 april 2012
2005	1.190.006	-	2,12	2,12	1 maart 2013
	2.749.459	**1.890.093**			

Gegevens met betrekking tot het voorwaardelijk toegekende aandelenprogramma aan het begin en aan het eind van het boekjaar 2005:

Jaar van toekenning	Aantal aandelen		Aandelenkoers op datum van toekenning (in €)	Expiratiedatum
	31 december 2005	1 januari 2005		
2004	-	100.000	1,91	maart 2005
	333.750	394.300	1,91	maart 2007
2005	100.000	-	2,12	maart 2006
	388.650	-	2,12	maart 2008
	822.400	**494.300**		

Voor de optierechten en de voorwaardelijk toegekende aandelen van de leden van de Raad van Bestuur wordt verwezen naar noot 33 'Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen in 2005'.
In 2005 werden opties toegekend op 2 maart. De geschatte reële waarde van de toegekende opties per die datum is € 0,71. In 2004 werden opties toegekend op 28 april. De geschatte reële waarde van de toegekende opties per die datum is € 0,64.

Deze reële waarden werden berekend volgens het Black-Scholes optiewaarderingsmodel. De volgende gegevens werden in het model ingevoerd:

	2005	2004
Aandelenkoers (in €)	2,12	1,91
Uitoefenprijs (in €)	2,12	1,91
Verwachte volatiliteit	16,7%	26,4%
Verwachte looptijd (in jaren)	8	8
Risicovrij rentetarief	4,0%	4,0%
Statistisch dividendrendement	1,0%	1,0%

De verwachte volatiliteit werd vastgesteld door vermenigvuldiging van de zesmaandse impliciete volatiliteit van de AEX index met de aangepaste bèta van de Vennootschap.

De Groep verantwoordde totale kosten ten bedrage van € 1.130.000 (2004: € 650.000) in verband met de beloning op basis van aandelen gedurende het jaar.

33 Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen in 2005

Raad van Commissarissen

De beloning van de leden van de Raad van Commissarissen was in 2005 als volgt:

Bruto per jaar [1]

(in €)	2005
P.J. Kalff, *voorzitter*	49.500
D.G. Eustace, *vice-voorzitter*	44.500
A. Baan	25.749 [2]
B.A.J. Bourigeaud	32.500
R. van Gelder	25.749 [2]
M.P.M. de Raad	39.500

1 De beloning van de Raad van Commissarissen is inclusief een vergoeding van € 7.000 op jaarbasis, voor alle leden die tevens lid zijn van de Auditcommissie of de Remuneratiecommissie
2 8 maanden vanaf 1 mei 2005

Naast de bovenstaande beloning ontvingen de leden van de Raad van Commissarissen een vaste vergoeding voor niet te declareren zakelijke kosten van € 250 per persoon per maand. De leden van de Raad van Commissarissen ontvangen geen variabele beloningen.

Raad van Bestuur

Algemeen
In 2005 bestond de beloning van de leden van de Raad van Bestuur uit de volgende elementen, in overeenstemming met het beloningsbeleid beschreven op pagina 81 tot en met 85 van dit jaarverslag.

Periodiek betaalde vergoedingen
Brutobasissalaris per jaar

(in €)	2005
R.W.A. de Becker, *voorzitter*	654.355
J.S.T. Tiemstra, *lid*	487.418

Het bruto basissalaris van de heer R.W.A. de Becker en de heer J.S.T. Tiemstra is per 1 januari 2005 met 0,8% verhoogd (op jaarbasis) in lijn met de stijging van de kosten van levensonderhoud.
Aan de leden van de Raad van Bestuur wordt door de Vennootschap een auto ter beschikking gesteld. Verder ontvingen de leden van de Raad van Bestuur een bijdrage in de premie van de ziektekostenverzekering en andere gebruikelijke verzekeringen, zoals een arbeidsongeschiktheidsverzekering, alsmede een bijdrage in de kosten van telefoongebruik.
De leden van de Raad van Bestuur ontvingen een vaste vergoeding van € 570 per persoon per maand voor niet te declareren zakelijke kosten.

Beloningen betaalbaar op termijn
De leden van de Raad van Bestuur namen in 2005 deel aan een pensioenregeling. De kosten van deze pensioenregeling zijn als volgt:

Pensioenkosten

(in €)	2005
R.W.A. de Becker	294.829
J.S.T. Tiemstra	240.679

Bonusregelingen

Jaarbonus ('Short-Term Incentive')

De STI-bonus voor het jaar 2004, die betaald werd in 2005, was als volgt:

STI-bonus voor 2004 (betaald in 2005)

(in €)	
R.W.A. de Becker	362.916 [1]
J.S.T. Tiemstra	323.980

1 *De STI-bonus toegekend aan de heer R.W.A. de Becker is naar rato van de duur van zijn dienstverband in 2004.*

Lange termijn bonus ('Long-Term Incentive')

De LTI-bonussen voor het jaar 2004, die in twee gelijke tranches van 50% zullen worden betaald in 2006 en 2007, waren als volgt:

LTI-bonus voor 2004

(in €)	
R.W.A. de Becker	181.458
J.S.T. Tiemstra	161.990

Beloningen op basis van aandelen

Optieregelingen

De heer J.S.T. Tiemstra neemt deel aan het bij Hagemeyer bestaande optieprogramma voor senior management.

Aan de leden van de Raad van Bestuur zijn de volgende optierechten toegekend:

	Jaar	Opties toegekend	Uitoefen-prijs (in €)	Uitoefenbaar vanaf	Expiratie-datum	Opties inge-trokken	Opties geëxpi-reerd / uit-geoefend	**Totaal uitstaand (per 31 december 2005)**
J.S.T. Tiemstra	2005	135.000	2,12	feb / mrt 2008	1 mrt 2013	-	-	135.000
J.S.T. Tiemstra	2004	135.000	1,91	feb / mrt 2007	27 apr 2012	-	-	135.000
J.S.T. Tiemstra	2003	50.000	3,42	mrt 2006	11 mrt 2008	-	-	50.000
								320.000

De kosten van de in 2005 aan de heer J.S.T. Tiemstra toegekende opties bedroegen € 52.134.

Voorwaardelijke aandelen
De leden van de Raad van Bestuur nemen deel aan een aandelenprogramma.

Aan de leden van de Raad van Bestuur zijn de volgende voorwaardelijke aandelen aangeboden:

	Jaar	Aangeboden aandelen	Aanbiedings-datum	Toegekende aandelen	Ingetrokken aandelen	**Totaal uitstaand (per 31 december 2005)**
R.W.A. de Becker	2005	100.000	7 mrt 2006	-	-	100.000
R.W.A. de Becker	2004	100.000	2 mrt 2005	100.000	-	-
J.S.T. Tiemstra	2005	45.000	feb / mrt 2008	-	-	45.000
J.S.T. Tiemstra	2004	45.000	feb / mrt 2007	-	-	45.000
						190.000

De kosten van de in 2005 aan de heer R.W.A. de Becker toegekende voorwaardelijke aandelen bedroegen € 205.175 en van de aan de heer J.S.T. Tiemstra toegekende voorwaardelijke aandelen € 36.750.

'Change of control' ontslagbepalingen
In het kader van de met de heer R. ter Haar in 2003 overeengekomen ontslagvergoeding werd in 2005 € 400.912 betaald. Na 2005 zijn geen verdere ontslagvergoedingen verschuldigd.

Totale kosten van de beloningen
De totale kosten van de beloningen van de Raad van Bestuur bedroegen in 2005 € 2.658.000. Het vergelijkbare cijfer voor 2004, op IFRS-basis, is € 4.255.000.

34 Niet-IFRS vergelijkingsmaatstaf

De Vennootschap hanteert aangepaste bedrijfsresultaatcijfers om de prestatie-indicatoren met betrekking tot de kerntaken te meten. Aangepaste cijfers, zoals het bedrijfsresultaat, worden vermeld voor bijzondere posten. Vanwege hun aard, de omvang of frequentie waarin zij voorkomen, worden deze bijzondere posten separaat gerapporteerd om een goed inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en de ontwikkeling daarvan.
In 2005 was het bedrijfsresultaat voor deze bijzondere posten € 87.642.000 (2004: € 12.576.000).

De volgende bijzondere posten zijn voor dit doel buiten het bedrijfsresultaat gehouden:

(in € duizend)	**2005**	2004
Resultaat uit verkoop van dochterondernemingen, deelnemingen en investeringen	8.204	44.785
Kosten herstructurering – personeelsreductie	(4.297)	(10.357)
Kosten herstructurering – PPS	(45.903)	(48.614)
Regelgeving en risicobeheersing	7.587	(11.322)
Aanpassingen van het resultaat van voorgaande jaren	-	(2.168)
Overige posten	(10.072)	(2.448)
	(44.481)	**(30.124)**

De aansluiting tussen het bedrijfsresultaat als gerapporteerd in de winst- en verliesrekening en het aangepaste bedrijfsresultaat is als volgt:

(in € duizend)	**2005**	2004
Bedrijfsresultaat in de winst- en verliesrekening (volgens IFRS)	43.161	(17.548)
Posten als hierboven genoemd	44.481	30.124
Aangepast bedrijfsresultaat zoals gebruikt voor interne prestatie-indicatoren	**87.642**	**12.576**

Resultaat uit verkoop van dochterondernemingen, deelnemingen en investeringen
Het totaal van de boekwinst op de verkoop van groepsmaatschappijen, deelnemingen en investeringen bedroeg in 2005 € 8,2 miljoen. Hagemeyer verkocht in 2005 Hagemeyer Asia Pacific Electronics in Australië en de vertegenwoordiging van Fujifilm in Nederland. In 2005 werd een extra winst gerealiseerd op de verkoop van Tech Pacific, dat al in 2004 was verkocht.

Kosten herstructurering – PPS
Het totale bedrag dat in 2005 als post ten laste van de winst- en verliesrekening werd gebracht met betrekking tot de herstructurering van de kernactiviteit PPS bedraagt € 45,9 miljoen (2004: € 48,6 miljoen). Deze last is als volgt samengesteld:

€ 38,5 miljoen	Posten gerelateerd aan het VK, met name herstructurering van logistieke activiteiten (ontruiming Runcorn NDC, kosten afstoting voertuigen, bijzondere waardevermindering activa, afvloeiing personeel), bijzondere waardevermindering immateriële activa en andere herstructureringsposten.
€ 6,2 miljoen	Posten gerelateerd aan de bijzondere waardevermindering van activa (met name gerelateerd aan handelsnamen).
€ 1,2 miljoen	Andere PPS-posten, voornamelijk gerelateerd aan leegstand en boekwinsten en -verliezen op vaste activa.

Kosten herstructurering - personeelsreductie
De kosten in verband met personeelsreductieprogramma's zijn in 2005 ten laste van het resultaat gebracht, voor zover sprake is van een in rechte afdwingbare of feitelijke verplichting. De totale last bedraagt € 4,3 miljoen in 2005.

Regelgeving en risicobeheersing
In 2005 realiseerde Hagemeyer een winst van € 7,6 miljoen in verband met regelgeving en risicobeheersing. Deze winst was voornamelijk het gevolg van de nettowinst op de silicose- en asbestvoorziening in Noord-Amerika ten bedrage van € 9,3 miljoen, na vrijval van de voorziening voor dergelijke claims, die voornamelijk veroorzaakt werd door de wijziging in de wetgeving in bepaalde staten. Het resterende bedrag van € 1,7 miljoen is gerelateerd aan de schikking van een juridische claim.

Overige posten
In 2005 was sprake van verschillende overige posten, resulterend in een bijzondere last van € 10,1 miljoen. Deze heeft voornamelijk betrekking op het nemen van voorzieningen voor leegstand in de ACE-divisie en op Vennootschapsniveau alsmede de herstructurering van het ACE-bedrijf in Nederland, dat vervolgens werd afgestoten.

35 Verkoop van dochterondernemingen
In 2005 beëindigde de Groep de activiteiten van Hagemeyer Asia Pacific Electronics, Servicom en Fujifilm Nederland.

De nettovermogenswaarde van deze ondernemingen op de datum van verkoop en op 31 december 2004 was:

(in € duizend)	Op datum van verkoop	31 december 2004
Materiële vaste activa	619	1.458
Voorraden	8.610	8.751
Overige immateriële activa	22	36
Overige vorderingen en vooruitbetaalde kosten	336	99
Voorzieningen	(428)	(205)
Overige crediteuren	(737)	-
	8.422	**10.139**
Winst op verkoop	2.332	
Totale vergoeding	**10.754**	
Voldaan door:		
Contant	10.019	
Uitgestelde vergoeding	735	
	10.754	

Er zijn geen liquide middelen meeverkocht.

Netto inkomende kasstroom op desinvesteringen van / (investeringen in) dochtermaatschappijen, overige deelnemingen en overige investeringen:

(in € duizend)	2005
Contante vergoeding voor verkoop dochterondernemingen in 2005	10.019
Contante vergoeding (netto) voor verkopen in voorgaande jaren	2.294
Contante vergoeding voor andere desinvesteringen en investeringen in 2005	2.781
	15.094

€ 722.000 van de uitgestelde vergoeding werd door de koper in januari 2006 in contanten voldaan.

36 Belangrijke schattingen en oordeelsvorming

Bij de toepassing van de waarderingsgrondslagen van de Groep heeft het management, naast de beoordelingen die schattingen met zich meebrengen, de volgende beoordelingen gemaakt, die een belangrijk effect hebben op de bepaling van de in de jaarrekening verantwoorde bedragen:

- Nadere informatie over de aannames en hun risicofactoren, betrekking hebbende op bijzondere waardevermindering van goodwill, wordt verstrekt in noot 3.
- In noot 17 wordt uiteengezet welke schattingen en beoordelingen met betrekking tot de waardering van de pensioenregelingen hebben plaatsgevonden.
- Noot 22 biedt een gedetailleerde analyse van de financiële risico's van de Groep met betrekking tot rentevoet, wisselkoersen en andere marktrisico's.
- Hagemeyer is als verweerder, eiser of doelwit betrokken bij een aantal rechtszaken, claims, onderzoeken en procedures. Na inwinning van juridisch advies heeft het management geoordeeld ter zake van die claims voorzieningen te moeten nemen voor een totaalbedrag van € 44 miljoen. Definitieve uitspraken, schikkingen of oplossingen kunnen leiden tot een andere verplichting dan in de boeken wordt verantwoord. Dat geldt met name voor de rechtszaken met betrekking tot Ceteco, CEF, Manudax en ABM, als beschreven in noot 23, en de silicoseclaims, als beschreven in noot 16.
- Het management heeft tevens beoordelingen gemaakt bij het nemen van voorzieningen voor de kosten van leegstand en / of uit gebruik genomen activa. Aannames zijn met name gehanteerd met betrekking tot de met verkoop en onderverhuur te realiseren baten. Voor zover deze aannames onjuist mochten blijken, dienen voorzieningen en / of dient de bijzondere waardevermindering van activa via de winst- en verliesrekening te worden aangepast.

37 Gebeurtenissen na balansdatum

Op 16 januari 2006 heeft Hagemeyer de resterende 50% van de aandelen in EL-Centrum van General Electric overgenomen. EL-Centrum is een groothandelsdistributeur van elektrotechnische onderdelen en materialen in Polen en realiseert een omzet van circa € 50 miljoen met 235 werknemers.

38 Toelichting op de overgang naar IFRS

Zoals vermeld in noot 2a, is dit de eerste geconsolideerde jaarrekening van de Groep die is opgesteld conform IFRS.

De waarderingsgrondslagen die worden uiteengezet in noot 2 zijn toegepast bij de opstelling van de jaarrekening voor het jaar eindigend op 31 december 2005, de vergelijkende informatie die in deze jaarrekening voor het jaar eindigend op 31 december 2004 wordt gepresenteerd en bij de opstelling van een IFRS-openingsbalans per 1 januari 2004 (de overgangsdatum van de Groep). Bij de opstelling van de IFRS-openingsbalans heeft de Groep de bedragen die werden gerapporteerd in de eerdere, volgens Nederlandse grondslagen opgestelde jaarrekening, aangepast. De laatste jaarrekening op grond van Nederlandse grondslagen was die voor het jaar eindigend op 31 december 2004.
Een toelichting op de gevolgen van de overgang van Nederlandse grondslagen naar IFRS voor de financiële positie, de financiële prestaties en de kasstromen van de Groep volgt op de volgende bladzijden.

Aansluiting per 1 januari 2004 (datum van overgang naar IFRS)

(in € duizend)	Toelichting	Nederlandse grondslagen	Gevolg van overgang	IFRS
Activa				
Immateriële activa	1	585.095	(4.397)	580.698
Materiële vaste activa	2	185.125	73.011	258.136
Financiële vaste activa	3	65.556	13.619	79.175
Latente belastingvorderingen		44.712	4.724	49.436
Pensioenoverschot		-	333	333
Voorraden		615.422	(1.614)	613.808
Handelsdebiteuren en overige vorderingen		909.022	5.668	914.690
Liquide middelen		198.530	-	198.530
Totale activa		**2.603.462**	**91.344**	**2.694.806**
Passiva				
Eigen vermogen				
Aandelenkapitaal	4	162.215	(30.864)	131.351
Overige reserves	5	380.287	(150.940)	229.347
		542.502	**(181.804)**	**360.698**
Aandeel van derden		59	1	60
Verplichtingen				
Achtergestelde leningen		150.000	-	150.000
Voorzieningen	6	160.012	(8.007)	152.005
Pensioenverplichtingen	7	35.224	96.184	131.408
Schulden aan kredietinstellingen		974.127	3.311	977.438
Financiële leaseverplichtingen	8	-	126.949	126.949
Latente belastingverplichtingen	6	-	9.383	9.383
Handelscrediteuren en overige kortlopende schulden	9	716.712	14.463	731.175
Vennootschapsbelasting		23.503	-	23.503
Overige	4	1.323	30.864	32.187
		2.060.901	**273.147**	**2.334.048**
Totale passiva		**2.603.462**	**91.344**	**2.694.806**

Toelichting op de aansluiting per 1 januari 2004

1 Een bedrag van € 4 miljoen voor goodwill met betrekking tot deelnemingen wordt nu verantwoord onder financiële activa.

2 € 73 miljoen extra aan activa gefinancierd door middel van financiële leaseovereenkomsten is gekapitaliseerd.

3 € 10 miljoen aan financiële leasevorderingen is verantwoord onder financiële vaste activa en € 4 miljoen aan goodwill wordt niet langer onder immateriële activa verantwoord.

4 Het cumulatief preferente aandelenkapitaal is gereclassificeerd van eigen vermogen naar overige langlopende verplichtingen.

5 Het netto-effect van alle IFRS-aanpassingen is ten laste van de algemene reserve gebracht en er is een reserve van € 0,1 miljoen gevormd voor beloning op basis van aandelen.

6 Bestaande latente belastingverplichtingen, voorheen verantwoord onder voorzieningen, worden nu afzonderlijk verantwoord. Bovendien zijn de fiscale gevolgen van andere aanpassingen opgenomen onder latente belastingverplichtingen.

7 Verplichtingen met betrekking tot toegezegd-pensioenregelingen zijn opgenomen op de balans.

8 Verplichtingen die voortvloeien uit financiële leaseovereenkomsten zijn opgenomen op de balans.

9 Handelscrediteuren en overige kortlopende schulden zijn met name gestegen als gevolg van de opname onder die post van kortlopende verplichtingen op grond van financiële leaseovereenkomsten.

Aansluiting per 31 december 2004 (datum van laatste jaarrekening volgens Nederlandse grondslagen)

(in € duizend)	Toelichting	Nederlandse grondslagen	Gevolg van overgang	IFRS
Activa				
Immateriële activa	1	495.724	25.471	521.195
Materiële vaste activa	2	147.241	81.798	229.039
Financiële vaste activa		42.761	667	43.428
Latente belastingvorderingen		23.126	3.512	26.638
Pensioenoverschot	3	-	2.500	2.500
Voorraden		591.877	(1.604)	590.273
Handelsdebiteuren en overige vorderingen		905.588	4.715	910.303
Liquide middelen		113.915	-	113.915
Totale activa		**2.320.232**	**117.059**	**2.437.291**
Passiva				
Eigen vermogen				
Aandelenkapitaal		619.309	-	619.309
Overige reserves	4	158.543	(128.483)	30.060
		777.852	**(128.483)**	**649.369**
Aandeel van derden		-	1	1
Verplichtingen				
Achtergestelde leningen	5	150.000	12.070	162.070
Voorzieningen	6	124.714	(10.515)	114.199
Pensioenverplichtingen	3	35.344	94.256	129.600
Schulden aan kredietinstellingen		439.210	2.500	441.710
Financiële leaseverplichtingen	7	-	119.884	119.884
Latente belastingverplichtingen	6	-	10.352	10.352
Handelscrediteuren en overige kortlopende schulden	8	767.826	16.994	784.820
Vennootschapsbelasting		24.205	-	24.205
Overige langlopende verplichtingen		1.081	-	1.081
		1.542.380	**245.541**	**1.787.921**
Totale passiva		**2.320.232**	**117.059**	**2.437.291**

Toelichting op de aansluiting per 31 december 2004

1 Afschrijving van goodwill ten bedrage van € 31 miljoen is ongedaan gemaakt en goodwill met betrekking tot deelnemingen ten bedrage van € 4 miljoen is ondergebracht onder financiële vaste activa.

2 € 82 miljoen extra aan activa gefinancierd door middel van financiële leaseovereenkomsten is gekapitaliseerd.

3 Verplichtingen, en in voorkomende gevallen activa, met betrekking tot toegezegd-pensioenregelingen zijn opgenomen op de balans.

4 Het netto-effect van alle IFRS-aanpassingen is ten laste van de algemene reserve gebracht en er is een reserve gevormd voor beloning op basis van aandelen.

5 De schuldcomponent van de in de loop van 2004 uitgegeven converteerbare obligaties is contant gemaakt tegen de marktrente. De optiecomponent is verantwoord onder verplichtingen tegen de reële waarde.

6 Bestaande latente belastingverplichtingen, voorheen verantwoord onder voorzieningen, worden nu afzonderlijk verantwoord. Bovendien zijn de fiscale gevolgen van andere aanpassingen opgenomen onder latente belastingverplichtingen.

7 Verplichtingen die voortvloeien uit financiële leaseovereenkomsten zijn opgenomen op de balans.

8 Handelscrediteuren en overige kortlopende schulden zijn met name gestegen als gevolg van de opname onder die post van kortlopende verplichtingen op grond van financiële leaseovereenkomsten.

Aansluiting van de winst-en verliesrekening voor het jaar eindigend op 31 december 2004

(in € duizend)	Toelichting	Nederlandse grondslagen	Gevolg van overgang	IFRS
Netto-omzet		5.426.745	-	5.426.745
Kostprijs van de omzet	1	(4.186.029)	11.587	(4.174.442)
Bijzondere kostprijs van de omzet	1	(4.681)	4.681	-
Bruto-omzetresultaat		**1.236.035**	**16.268**	**1.252.303**
Operationele kosten	2	(1.244.693)	(75.559)	(1.320.252)
Bijzondere operationele kosten	3	(27.475)	27.475	-
Afschrijving goodwill	4	(31.008)	31.008	-
		(67.141)	**(808)**	**(67.949)**
Overige bedrijfsopbrengsten / (lasten)	5	2.552	47.849	50.401
Bedrijfsresultaat		**(64.589)**	**47.041**	**(17.548)**
Aandeel in resultaat gelieerde vennootschappen en joint ventures		9.089	-	9.089
Netto financiële lasten	6	(83.633)	(22.410)	(106.043)
Resultaat uit gewone bedrijfsuitoefening voor belastingen		**(139.133)**	**24.631**	**(114.502)**
Belastingen		(24.817)	(1.235)	(26.052)
		(163.950)	**23.396**	**(140.554)**
Aandeel derden		(117)	-	(117)
Netto resultaat		**(164.067)**	**23.396**	**(140.671)**
Gewone winst per aandeel	7	(0,34)	0,05	(0,29)
Verwaterde winst per aandeel	7	(0,30)	0,01	(0,29)

Aansluiting van de winst-en verliesrekening voor het jaar 2004:

1 De bijzondere kostprijs van de omzet is gereclassificeerd naar kostprijs van de omzet. Daarnaast zijn sommige reclame- en promotiebijdragen van leveranciers gereclassificeerd van operationele kosten naar kostprijs van de omzet.

2 De operationele kosten stegen als gevolg van de reclassificering van sommige reclame- en promotiebijdragen van leveranciers naar de kostprijs van de omzet en de opname van de bijzondere operationele kosten (exclusief resultaat op verkoop van dochterondernemingen). De operationele kosten daalden als gevolg van de overbrenging van het rentedeel van de kosten van financiële lease-overeenkomsten naar financiële lasten.

3 De bijzondere operationele kosten zijn verantwoord onder operationele kosten en overige bedrijfsopbrengsten.

4 Goodwill wordt niet langer afgeschreven.

5 Het resultaat op de verkoop van dochterondernemingen en investeringen is gereclassificeerd van bijzondere operationele kosten naar overige bedrijfsopbrengsten.

6 De optiecomponent van de converteerbare obligaties is geherwaardeerd tegen de reële waarde via de winst- en verliesrekening (verlies van € 8 miljoen). Het overige gedeelte van de stijging is voornamelijk het gevolg van de invloed van financiële leaseovereenkomsten.

7 Als gevolg van de verandering in het nettoresultaat steeg de winst per gewoon aandeel met € 0,05. Aangezien onder IFRS een potentiële toekomstige stijging van het totaal aantal aandelen geen verwaterend effect heeft op het verlies na belasting, was de verwaterde winst per aandeel gelijk aan de gewone winst per aandeel.

Aansluiting van de materiële aanpassingen van het kasstroomoverzicht voor het jaar eindigend op 31 december 2004

(in € duizend)	Toelichting	Nederlandse grondslagen	Gevolg van overgang	IFRS
Bedrijfsresultaat		(64.589)	47.041	(17.548)
Aanpassingen voor mutaties zonder kasstroomeffect	1	53.058	(23.772)	29.286
Mutaties in werkkapitaal		36.081	(76)	36.005
Operationele kasstroom		**24.550**	**23.193**	**47.743**
Nettorente, dividenden uit deelnemingen en betaalde belastingen	2	(80.804)	(10.495)	(91.299)
Netto kasstroom uit bedrijfsactiviteiten		**(56.254)**	**12.698**	**(43.556)**
Netto kasstroom uit investeringsactiviteiten	3	**73.845**	**(1.963)**	**71.882**
Netto kasstroom uit financieringsactiviteiten	4	**149.021**	**(246.193)**	**(97.172)**
Toename / (afname) van liquide middelen		**166.612**	**(235.458)**	**(68.846)**
Mutatie in liquide middelen				
Per 1 januari	5	(45.815)	244.345	198.530
Toename / (afname) van liquide middelen		166.612	(235.458)	(68.846)
Koersverschillen		(9.138)	(6.631)	(15.769)
Per 31 december	5	**111.659**	**2.256**	**113.915**

Toelichting op de aansluiting van het kasstroomoverzicht voor het jaar eindigend op 31 december 2004:

1 De aanpassingen voor mutaties zonder kasstroomeffect daalde als gevolg van de eliminatie van de terugtelling van de afschrijving goodwill (€ 31 miljoen), gemitigeerd door de hogere terugtelling van de afschrijving van € 10 miljoen als gevolg van de opname van materiële vaste activa uit financiële leaseovereenkomsten.

2 De nettorente en betaalde belastingen stegen met name als gevolg van de gewijzigde verantwoording van de rentecomponent van financiële leasetermijnen.

3 Een gevolg van de IFRS-opstelling van het kasstroomoverzicht is dat de meeverkochte kortlopende bankschulden van gedesinvesteerde ondernemingen nu zijn opgenomen in de netto kasstroom uit investeringsactiviteiten.

4 Een gevolg van de IFRS-opstelling van het kasstroomoverzicht is dat de mutaties in de kortlopende bankschulden nu zijn opgenomen in de netto kasstroom uit financieringsactiviteiten (€ 234 miljoen). Bovendien is de aflossingscomponent van de financiële leaseovereenkomsten (€ 12 miljoen) nu hierin opgenomen.

5 Kortlopende bankschulden worden niet langer verantwoord onder liquide middelen.

Accountantsverklaring

Aan de aandeelhouders en de Raad van Commissarissen van Hagemeyer N.V.

Opdracht

Wij hebben de in dit verslag op pagina 93 tot en met 146 opgenomen geconsolideerde jaarrekening 2005 van Hagemeyer N.V. te Naarden gecontroleerd. De geconsolideerde jaarrekening is opgesteld onder verantwoordelijkheid van de leiding van de huishouding. Het is onze verantwoordelijkheid een accountantsverklaring inzake de geconsolideerde jaarrekening te verstrekken.

Werkzaamheden

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de geconsolideerde jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de geconsolideerde jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de geconsolideerde jaarrekening zijn toegepast en van belangrijke schattingen die de leiding van de huishouding daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de geconsolideerde jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Oordeel

Wij zijn van oordeel dat de geconsolideerde jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2005 en van het resultaat en de kasstromen over 2005 in overeenstemming met de International Financial Reporting Standards zoals aanvaard binnen de Europese Unie en ook voldoet aan de wettelijke bepalingen inzake de geconsolideerde jaarrekening zoals opgenomen in Titel 9 Boek 2 BW voor zover van toepassing.

Tevens zijn wij nagegaan dat het jaarverslag voor zover wij dat kunnen beoordelen verenigbaar is met de geconsolideerde jaarrekening.

Deloitte Accountants B.V.
Rotterdam, 27 februari 2006
R.J.M. Dassen

Vennootschappelijke jaarrekening

49 Vennootschappelijke winst-en verliesrekening over het kalenderjaar

49 Voorstel resultaatbestemming

50 Vennootschappelijke balans per 31 december

52 Toelichting op de vennootschappelijke jaarrekening

Vennootschappelijke winst- en verliesrekening

over het kalenderjaar

(in € duizend)	Toelichting	2005	2004
Resultaat uit deelnemingen na belastingen		(20.026)	(48.811)
Overige resultaten	13	(37.966)	(91.860)
Resultaat na belastingen		**(57.992)**	**(140.671)**

Voorstel resultaatbestemming

(niet in de balans verwerkt)

(in € duizend)	2005	2004
In mindering te brengen op de algemene reserve	**(57.992)**	**(140.671)**

Zie toelichtingen op pagina 152 tot en met 158

Vennootschappelijke balans

per 31 december

(in € duizend)	Toelichting	2005	2004
Activa			
Vaste activa			
Goodwill en overige immateriële activa	3	3.755	3.508
Materiële vaste activa	4	579	833
Investeringen in groepsmaatschappijen	5	600.281	580.023
Leningen aan groepsmaatschappijen	6	876.283	727.530
Overige financiële activa	7	2.095	3.629
Pensioenoverschot	8	1.098	2.100
		1.484.091	**1.317.623**
Vlottende activa			
Vorderingen op groepsmaatschappijen		6.362	14.357
Overige vorderingen en overlopende activa		23.587	12.231
Liquide middelen		21	110
		29.970	**26.698**
Totale activa		**1.514.061**	**1.344.321**

Zie toelichtingen op pagina 152 tot en met 158

(in € duizend)	Toelichting	2005	2004
Passiva			
Eigen vermogen	9		
Aandelenkapitaal		619.429	619.309
Agioreserve		38.920	38.849
Reserve voor beloning op basis van aandelen		1.719	780
Eigen vermogenscomponent converteerbare obligaties		61.740	-
Koersverschillenreserve		12.230	(35.997)
Dekkingstransacties reserve		52	-
Algemene reserve		54.853	167.099
Nettoresultaat		(57.992)	(140.671)
Eigen vermogen toerekenbaar aan aandeelhouders		**730.951**	**649.369**
Langlopende verplichtingen			
Achtergestelde converteerbare obligaties:	10		
Leningcomponent		235.250	130.540
Optiecomponent		-	31.530
Voorzieningen	11	8.730	12.615
		243.980	**174.685**
Kortlopende schulden			
Schulden aan groepsmaatschappijen		515.434	497.374
Overige schulden	12	4.949	10.325
Overlopende passiva		18.747	12.568
		539.130	**520.267**
Totale passiva		**1.514.061**	**1.344.321**

Zie toelichtingen op pagina 152 tot en met 158

Toelichting op de vennootschappelijke jaarrekening

1 Algemeen

Hagemeyer N.V. ('de Vennootschap') is een naamloze vennootschap, gevestigd en kantoorhoudende aan de Rijksweg 69, 1411 GE te Naarden. De door de Raad van Bestuur opgestelde vennootschappelijke jaarrekening werd op 27 februari 2006 door de Raad van Commissarissen vrijgegeven voor publicatie. De vennootschappelijke jaarrekening zal ter goedkeuring worden voorgelegd aan de Algemene Vergadering van Aandeelhouders, die op 28 april 2006 gehouden zal worden.
Onder verwijzing naar artikel 379 en 414, Boek 2 BW is een complete lijst van alle met de Groep verbonden vennootschappen verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap.
De belangrijkste in de consolidatie van de Hagemeyer Groep opgenomen werkmaatschappijen staan vermeld op pagina 161 tot en met 164 van dit verslag.

2 Belangrijkste waarderingsgrondslagen

De vennootschappelijke jaarrekening is opgesteld overeenkomstig de wettelijke bepalingen opgenomen in Titel 9 van Boek 2 BW. Als toegestaan ingevolge artikel 2:362, lid 8 BW, is de vennootschappelijke jaarrekening opgesteld met toepassing van dezelfde IFRS-waarderingsgrondslagen die zijn gebruikt voor de geconsolideerde jaarrekening om consistentie van de cijfers in de geconsolideerde jaarrekening met de cijfers in de vennootschappelijke jaarrekening te bewerkstelligen. Overeenkomstig artikel 2:402 BW wordt een verkorte versie van de winst-en verliesrekening aangeboden.
De belangrijkste waarderingsgrondslagen zijn dezelfde als die worden beschreven in noot 2 bij de geconsolideerde jaarrekening, met dien verstande dat investeringen in groepsmaatschappijen worden gewaardeerd tegen nettovermogenswaarde aangezien de Vennootschap effectief invloed van betekenis uitoefent op de bedrijfsactiviteiten en financiële activiteiten daarvan. De nettovermogenswaarde wordt vastgesteld op basis van de door de Vennootschap toegepaste waarderingsgrondslagen.
Als gevolg van de overgang naar IFRS zijn de vergelijkende cijfers voor 2004 aangepast. Verwezen wordt naar de toelichting op de overgang in noot 38 bij de geconsolideerde jaarrekening. De belangrijkste veranderingen in de vennootschappelijke jaarrekening betreffen de verantwoording van de achtergestelde converteerbare obligaties en de pensioenen alsmede de waardering van investeringen in dochtermaatschappijen, waarvan de nettovermogenswaarde is aangepast om de IFRS-veranderingen te weerspiegelen.

Vaste activa

3 Goodwill en overige immateriële activa

(in € duizend)	2005	2004
Goodwill		
Boekwaarde per 1 januari	**2.583**	**2.779**
Koersverschillen	372	(196)
Boekwaarde per 31 december	**2.955**	**2.583**
Aanschafwaarde	3.314	2.872
Afschrijvingen en bijzondere waardeverminderingen	(359)	(289)
Boekwaarde per 31 december	**2.955**	**2.583**
Software		
Boekwaarde per 1 januari	**925**	**37.380**
Investeringen	12	3.176
Afschrijvingen	(137)	(42)
Bijzondere waardeverminderingen	-	(39.589)
Boekwaarde per 31 december	**800**	**925**
Aanschafwaarde	1.805	1.897
Cumulatieve afschrijvingen	(1.005)	(972)
Boekwaarde per 31 december	**800**	**925**
Totaal immateriële activa per 31 december	**3.755**	**3.508**

4 Materiële vaste activa

(in € duizend)	2005	2004
Boekwaarde per 1 januari	**833**	**1.272**
Investeringen	192	359
Afschrijvingen	(446)	(793)
Desinvesteringen	-	(5)
Boekwaarde per 31 december	**579**	**833**
Aanschafwaarde	2.131	2.816
Cumulatieve afschrijvingen	(1.552)	(1.983)
Boekwaarde per 31 december	**579**	**833**

De boekwaarde van de materiële vaste activa van de Vennootschap betreffen kantoor- en computerapparatuur ten bedrage van € 398.000 (2004: € 537.000) en overige operationele bedrijfsmiddelen ten bedrage van € 181.000 (2004: € 296.000).

5 Investeringen in groepsmaatschappijen

(in € duizend)	2005	2004
Per 1 januari	580.023	311.231
Koersverschillen	9.450	(19.447)
Investeringen, inclusief de conversie van leningen	52.530	357.557
Aandeel in resultaat voor de periode	(20.026)	(48.811)
Ontvangen dividenden	(12.549)	(20.507)
Desinvesteringen en terugbetalingen	(9.147)	-
Per 31 december	**600.281**	**580.023**

6 Leningen aan groepsmaatschappijen

(in € duizend)	2005	2004
Per 1 januari	727.530	918.403
Koersverschillen	(12.454)	(20.554)
Nieuwe leningen	166.445	76.476
Desinvesteringen	(5.238)	-
Vereffening	-	(246.795)
Per 31 december	**876.283**	**727.530**

7 Overige financiële activa

In de overige financiële activa is een achtergestelde lening aan één van de gelieerde vennootschappen van de Groep opgenomen ten bedrage van € 8,4 miljoen (2004: € 7,2 miljoen, mutatie vanwege wisselkoersen). Er is een voorziening van € 6,3 miljoen (2004: € 3,6 miljoen) voor deze lening geboekt.

8 Pensioenoverschot

Toegezegde-bijdrageregelingen

Enkele groepsmaatschappijen van de Vennootschap moeten bepaalde pensioenpremies betalen. Deze premies ten bedrage van € 2.874.000 (2004: € 1.709.000) worden direct in het pensioenfonds gestort en worden in de onderstaande toegezegde-bijdrageregeling ('defined contribution'-regeling) als werknemersbijdrage behandeld. Voor de Vennootschap vormen deze premies negatieve toegezegde-bijdragekosten, aangezien de andere betrokken maatschappijen geen ander risico lopen dan de betaling van de bijdrage zelf.

Toegezegd-pensioenregelingen

De Vennootschap kent voor daarvoor in aanmerking komende werknemers toegezegd-pensioenregelingen ('defined benefit'-regelingen) (middelloonregeling, afzonderlijk gehouden onder toezicht van trustees).
De meest recente actuariële waardering door bevoegde actuarissen van de vermogens van de regelingen en de contante waarde van de toegezegd-pensioenverplichtingen dateert van 31 december 2005. De contante waarde van de toegezegd-pensioenverplichtingen en de gerelateerde huidige kosten en backservicekosten werden vastgesteld met behulp van de opgebouwde-rechtenmethode ('projected unit credit'-methode).
De volgende tabel biedt een overzicht van de componenten van de nettokosten van de pensioenen die in de vennootschappelijke winst- en verliesrekening worden verantwoord en de financieringstoestand en de bedragen die in de vennootschappelijke balans worden verantwoord voor de respectievelijke regelingen, alsmede een overzicht van de onderliggende aannames.

De belangrijkste aannames die bij de actuariële waardering zijn toegepast zijn:

(in %)	2005	2004
Disconteringsvoet	3,9	4,4
Verwacht rendement (obligaties)	3,5	4,0
Verwacht rendement (aandelen)	6,5	7,0
Verwacht rendement (overige)	3,9	4,4
Verwachte (reële) salarisstijgingen	0,0 - 3,0	0,0 - 3,0
Verwachte pensioenstijgingen	1,9 - 2,0	1,8 - 2,0
Veronderstelde inflatie	2,0	2,0

Het verwachte rendement op obligaties is gebaseerd op beleggingen in verzekeringscontracten en overheidsobligaties met laag risico, waarbij het rendement tot de vervaldag afhangt van de looptijd van de obligaties waarin is belegd. Dat rendement kan in het algemeen rechtstreeks van de financiële markten worden afgeleid. Het verwachte rendement op aandelen wordt vastgesteld door het marktrendement op overheidsobligaties met een laag risico met 3% te verhogen voor bovengemiddeld presterende aandelen (de aandelenrisicopremie). Het totale verwachte rendementspercentage wordt berekend door de afzonderlijke rendementspercentages te wegen conform de voorziene spreiding in de portefeuilles van de regelingen. Conform IAS 19, paragraaf 92, worden actuariële winsten en verliezen slechts verantwoord voor zover zij meer bedragen dan het hoogste van 10% van de contante waarde van de verplichtingen of de reële waarde van de vermogens van de regelingen. Het meerdere wordt verdeeld over de resterende werkzame levens van de actieve werknemers en verantwoord als bate.

Met betrekking tot de toegezegd-pensioenregelingen van de Vennootschap zijn de volgende bedragen op de balans opgenomen:

(in € duizend)	2005	2004
Reële waarde van het vermogen van de regeling	320.972	296.113
Contante waarde van gefinancierde verplichtingen	(316.388)	(300.583)
Gefinancierde status	**4.584**	**(4.470)**
Niet-verantwoorde actuariële (winst) / verlies	15.882	21.928
Balanslimiet	(19.368)	(15.358)
Verantwoord pensioenoverschot	**1.098**	**2.100**

Met betrekking tot de toegezegd-pensioenregelingen zijn de volgende bedragen in de winst- en verliesrekening opgenomen:

(in € duizend)	2005	2004
Huidige pensioenkosten	3.114	4.081
Rente op verplichtingen	12.932	13.326
Verwacht rendement op het vermogen van de regelingen	(15.129)	(15.872)
Balanslimiet	4.009	-
	4.926	**1.535**

De kosten voor het jaar zijn in de winst- en verliesrekening opgenomen als pensioenpremies onder personeelskosten.

Het actuariële rendement op het vermogen van de regelingen bedroeg € 34.709.000 (2004: € 22.527.000).

In de contante waarde van de toegezegd-pensioenverplichtingen hebben zich de volgende wijzigingen voorgedaan:

(in € duizend)	2005	2004
Toegezegd-pensioenverplichtingen bij aanvang van het jaar	300.583	267.961
Pensioenkosten	3.114	4.081
Verwachte werknemersbijdragen	-	10
Rente op verplichtingen	12.932	13.326
Uitgekeerde pensioenen	(13.800)	(13.352)
Actuariële (winst) / verlies	13.559	28.557
Toegezegd-pensioenverplichtingen bij afsluiting van het jaar	**316.388**	**300.583**

In de reële waarde van het vermogen van de regelingen hebben zich de volgende wijzigingen voorgedaan:

(in € duizend)	2005	2004
Reële waarde van het vermogen van de regelingen bij aanvang van het jaar	296.113	283.318
Verwacht rendement op het vermogen van de regelingen	15.129	15.872
Feitelijke bijdragen	3.950	3.619
Uitgekeerde pensioenen	(13.800)	(13.352)
Actuariële winst / (verlies)	19.580	6.656
Reële waarde van het vermogen van de regelingen bij afsluiting van het jaar	**320.972**	**296.113**
Waarvan:		
Obligaties	177.583	162.668
Aandelen	118.389	108.445
Overige	25.000	25.000

Het vermogen van de regelingen omvat geen eigen financiële instrumenten van de Vennootschap noch onroerende goederen en andere activa die door de Groep gebruikt worden.

In overeenstemming met IFRS 1 vindt toelichting met betrekking tot de historie van de regelingen plaats vanaf het verslagjaar 2004.

Passiva

9 Eigen vermogen

Het aandelenkapitaal van de Vennootschap is vastgesteld in euro's. Het maatschappelijk kapitaal bedraagt € 810 miljoen verdeeld over 675 miljoen gewone aandelen van elk € 1,20 nominaal.

Gedurende 2005 zijn 100.000 aandelen uitgegeven. Als gevolg daarvan steeg het gestort en opgevraagd gewoon aandelenkapitaal met € 120.000 en steeg de agioreserve met € 71.000. De agioreserve van € 38.920.000 is onder de bestaande belastingwetgeving vrij van Nederlandse inkomstenbelastingen in aandelen uitkeerbaar.

Het aandelenkapitaal steeg in 2004 met € 464.689.000, na aftrek van kosten.

(in duizend)	2005	2004
Verloop van het aantal geplaatste gewone aandelen		
Geplaatst 1 januari	516.091	109.459
Uitgifte aandelen gedurende het jaar	100	406.632
Geplaatste aandelen aan het eind van het jaar	**516.191**	**516.091**

(in € duizend)	2005	2004
Gestort en opgevraagd gewoon aandelenkapitaal		
Per 1 januari	619.309	131.351
Uitgifte tijdens het jaar	120	487.958
Per 31 december	**619.429**	**619.309**
Agioreserve		
Per 1 januari	38.849	61.118
Agio bij uitgifte aandelen	71	-
Kosten verband houdend met aandelenemissie	-	(22.269)
Per 31 december	**38.920**	**38.849**
Reserve voor beloning op basis van aandelen		
Per 1 januari	780	130
Verantwoording beloning op basis van aandelen	1.130	650
Aandelen uitgegeven boven pari	(191)	-
Per 31 december	**1.719**	**780**
Eigen vermogenscomponent converteerbare obligaties		
Per 1 januari	-	-
Reclassificatie van eigen vermogenscomponent van converteerbare obligaties	61.740	-
Per 31 december	**61.740**	**-**

Deze reserve vertegenwoordigt de optiecomponent van de achtergestelde converteerbare obligaties die is overgebracht naar het eigen vermogen nadat afstand was gedaan van het recht te kiezen voor betaling in contanten (de 'cash alternative election' optie). Zie noot 10 voor nadere informatie.

(in € duizend)	2005	2004
Koersverschillenreserve		
Per 1 januari	(35.997)	-
Koersverschillen	48.227	(35.997)
Per 31 december	**12.230**	**(35.997)**
Dekkingstransactiereserve		
Per 1 januari	-	-
Stijging van de reële waarde van kasstroomdekkingstransacties	52	-
Per 31 december	**52**	**-**
Algemene reserve		
Per 1 januari	26.428	167.099
Reclassificatie eigen vermogens-component van converteerbare obligaties (noot 10)	28.425	-
Per 31 december	**54.853**	**167.099**
Resultaat na belastingen	**(57.992)**	**(140.671)**
Eigen vermogen toerekenbaar aan aandeelhouders	**730.951**	**649.369**

10 Achtergestelde converteerbare obligaties

In februari 2004 heeft de Vennootschap € 150 miljoen aan achtergestelde converteerbare obligaties uitgegeven met een looptijd van 5 jaar. Deze obligaties dragen een rentevoet van 5,75%. De obligaties zijn onderling gelijk gerangschikt en vertegenwoordigen een directe, onvoorwaardelijke, achtergestelde en ongedekte verplichting. De obligaties zijn achtergesteld aan overige bestaande of toekomstige ongedekte en niet-achtergestelde crediteuren, inclusief de kredietverstrekkers van onze faciliteiten. De obligaties zijn omwisselbaar in gewone aandelen Hagemeyer tegen een conversieprijs van € 2,04 per obligatie op elk tijdstip tussen de datum van uitgifte en de vervaldag. De definitieve vervaldag van de obligaties is 5 februari 2009.

In maart 2005 heeft de Vennootschap € 135 miljoen aan achtergestelde converteerbare obligaties uitgegeven met een looptijd van 7 jaar. Deze obligaties dragen een rentevoet van 3,5%. De obligaties zijn onderling gelijk gerangschikt en vertegenwoordigen een directe, onvoorwaardelijke, achtergestelde en ongedekte verplichting. De obligaties zijn achtergesteld aan overige bestaande of toekomstige ongedekte en niet-achtergestelde crediteuren, inclusief de kredietverstrekkers van onze faciliteiten. De obligaties zijn omwisselbaar in gewone aandelen Hagemeyer tegen een conversieprijs van € 2,83 per obligatie op elk tijdstip tussen de datum van uitgifte en de vervaldag. De definitieve vervaldag van de obligaties is 30 maart 2012.

Zie voor aanvullende informatie noot 15 van de geconsolideerde jaarrekening.

11 Voorzieningen

(in € duizend)	2005	2004
Reorganisatie en herstructurering	-	7
Overige	8.730	12.608
	8.730	**12.615**

Overige voorzieningen hebben met name betrekking op voorzieningen voor juridische claims.

12 Overige schulden

(in € duizend)	2005	2004
Belastingen en sociale premies	2.655	7.550
Overige crediteuren	2.294	2.775
	4.949	**10.325**

13 Overige resultaten

De overige resultaten bestaan voornamelijk uit het saldo van de niet-doorberekende beheerskosten, rentebaten, alsmede kosten verband houdend met de (her)financiering van de Groep in 2005 en 2004.

14 Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen in 2005

Zie noot 33 van de geconsolideerde jaarrekening.

15 Beloningen op basis van aandelen

Zie noot 32 van de geconsolideerde jaarrekening.

16 Werknemers

Het gemiddeld aantal personeelsleden van de Vennootschap in 2005 was 2 (2004: 2).

Naarden, 27 februari 2006

Raad van Commissarissen

P.J. Kalff, *voorzitter*

D.G. Eustace, *vice-voorzitter*

A. Baan

B.A.J. Bourigeaud

R. van Gelder

M.P.M. de Raad

Raad van Bestuur

R.W.A. de Becker, *CEO*

J.S.T. Tiemstra, *CFO*

Accountantsverklaring

Aan de aandeelhouders en de Raad van Commissarissen van Hagemeyer N.V.

Opdracht

Wij hebben de in dit verslag op pagina 148 tot en met 158 opgenomen vennootschappelijke jaarrekening 2005 van Hagemeyer N.V. te Naarden gecontroleerd. De vennootschappelijke jaarrekening is opgesteld onder verantwoordelijkheid van de leiding van de huishouding. Het is onze verantwoordelijkheid een accountantsverklaring inzake de vennootschappelijke jaarrekening te verstrekken.

Werkzaamheden

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de vennootschappelijke jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de vennootschappelijke jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de vennootschappelijke jaarrekening zijn toegepast en van belangrijke schattingen die de leiding van de huishouding daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de vennootschappelijke jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Oordeel

Wij zijn van oordeel dat de vennootschappelijke jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2005 en van het resultaat over 2005 in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de vennootschappelijke jaarrekening zoals opgenomen in Titel 9 Boek 2 BW.

Tevens zijn wij nagegaan dat het jaarverslag voor zover wij dat kunnen beoordelen verenigbaar is met de vennootschappelijke jaarrekening.

Deloitte Accountants B.V.
Rotterdam, 27 februari 2006
R.J.M. Dassen



Professional Products en Services (PPS)

Europa

Centraal-Europa	Omzet [1]	Aantal vestigingen
Duitsland (incl. Tsjechië)	307,4	71
Nederland	163,6	18
Zwitserland / Oostenrijk	96,9	7

UK & Ierland	Omzet [1]	Aantal vestigingen
Verenigd Koninkrijk / Ierland	[illegible]	295

Nordics	Omzet [1]	Aantal vestigingen
Zweden	552,8	45
Noorwegen	230,1	21
Finland	180,5	29
China / Rusland / Estland / Letland / Litouwen / Polen [2]	70,3	48

Zuid-Europa	Omzet [1]	Aantal vestigingen
Spanje	305,6	70

Noord-Amerika

Noord-Amerika	Omzet [1]	Aantal vestigingen
Verenigde Staten	1.081,2	259
Canada / Mexico	225,8	78

Azië-Pacific

Azië-Pacific	Omzet [1]	Aantal vestigingen
Australië	421,6	182
Singapore / Maleisië / Thailand	6,8	4

[1] Omzet in het boekjaar (in € miljoen)

[2] Totale omzet op jaarbasis; Polen zal vanaf 2006 in de jaarrekening

Centraal-Europa

Hagemeyer Deutschland	CEO P.H. (Paul) Zekhuis	www.hagemeyerce.com
Duitsland Tsjechië	Hagemeyer Deutschland GmbH & Co. KG, München [1] J. Fröschl & Co. s.r.o., Praag	
Hagemeyer Nederland	Managing Director P. (Paul) de Bruijn	www.hagemeyer.nl
Nederland	Hagemeyer Nederland B.V., Capelle a/d IJssel	
Winterhalter + Fenner	CEO J. (Johannes) Kuhn	www.winterhalter-fenner.ch www.electrolan.ch
Zwitserland	Winterhalter + Fenner AG, St. Gallen ElectroLAN SA, Neuchâtel	
Hagemeyer Austria	Managing Director D. (David) von Ow	www.hagemeyer.at
Oostenrijk	Hagemeyer Austria GmbH, Wenen	

1 *In overeenstemming met artikel 264 b van het Duitse HGB vrijgesteld van de verplichting om een jaarrekening op te stellen, deze door een accountant te laten controleren en te publiceren*

Verenigd Koninkrijk & Ierland

Hagemeyer UK	CEO J. (John) Hogan	www.hagemeyer.co.uk www.wf-online.com
Verenigd Koninkrijk Ierland	Hagemeyer (UK) Ltd., Birmingham Eastern Electrical, Dundalk	

Nordics

Elektroskandia Sweden	CEO U.A. (Ulf) Gundemark	www.elektroskandia.se www.elektroskandia.com.cn
Zweden China	Elektroskandia AB, Stockholm Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai	
Elektroskandia Norway	CEO J.E.W. (Espen) Asheim	www.elektroskandia.no
Noorwegen	Elektroskandia AS, Oslo	

Elektroskandia Finland	CEO M. (Markku) Säkö	www.elektroskandia.fi www.elektroskandia.ru www.elektroskandia.ee www.elektroskandia.lv www.elektroskandia.lt
Finland	Elektroskandia Oy, Hyvinkää	
Rusland	ZAO Elektroskandia, St. Petersburg	
Estland	Elektroskandia AS, Tallinn	
Letland	Elektroskandia SIA, Riga	
Litouwen	UAB Elektroskandia, Vilnius	
EL-Centrum	CEO P. (Pawel) Wedrychowski	www.el-centrum.pl
Polen	EL-Centrum S.A., Poznan	

Zuid-Europa

ABM	CEO F. (Fernando) Cogollos	www.ABM.es
Spanje	Mercantil Intercontinental S.L. Unipersonal, Madrid	

Noord-Amerika

Hagemeyer North America	CEO D.G. (Dave) Gabriel	www.hagemeyerna.com www.vallen.com www.evallen.com www.lionvallen.com www.fittest.com www.worldsafety.com www.proveedora.com www.enconsafety.com www.centuryvallen.com www.ehagemeyer.com
Verenigde Staten	Hagemeyer North America, Inc., North Charleston, South Carolina	
	Encon Safety Products, Inc., Houston, Texas	
Canada	Hagemeyer Canada Inc., Edmonton, Alberta	
Mexico	Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico	

Azië-Pacific

Hagemeyer Australia	CEO R. (Robin) Norris	www.hagemeyeraustralia.com
Australië	Hagemeyer Australia LLP, Melbourne, Victoria	
Singapore / Maleisië	Hagemeyer Singapore PPS Pte. Limited, Singapore	
Thailand	Hagemeyer-PPS (Thailand) Ltd. Bangkok, Thailand	

Agencies / Consumer Electronics (ACE)

Hagemeyer Brands Australia	CEO M.P. (Michael) Touma	www.hagemeyer.com.au
Australië	Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW	
Nieuw Zeeland	Hagemeyer (NZ) Ltd., Auckland	
Hagemeyer-Cosa Liebermann Group - Asia	CEO P.J. (Patrice) Brendle	
China	HCL Limited, Hong Kong	
	HCL Group (Hong Kong) Limited, Hong Kong	
	Cosa Liebermann Limited, Hong Kong	
Zuid-Korea	Cosa Liebermann Korea Co. Ltd., Seoul	
Micronesië	Caronel Inc., Guam	
	Caronel Saipan Inc., Saipan	
Taiwan	Cosa Liebermann Limited (HK), Taiwan Branch, Taipei	
Haagtechno / Kompro	CEO F.A.W. (Frans) Hoogervorst	www.panasonic.nl
Nederland	Haagtechno B.V., 's-Hertogenbosch	
	Kompro B.V., 's-Hertogenbosch	

Een complete lijst van vennootschappen verbonden met de Hagemeyer Groep is verkrijgbaar bij de Kamer van Koophandel en ten kantore van de Vennootschap

Hagemeyer – vijf jaar Hagemeyer

	IFRS		Nederlandse grondslagen [1]		
(in € miljoen)	**2005**	2004	2003	2002	2001
Winst- en verliesrekening					
Netto-omzet	5.595	5.427	6.338	8.343	8.336
EBITDA voor bijzondere posten	134	65	41	270	432
Bedrijfsresultaat voor bijzondere posten en afschrijving goodwill	88	13	(9)	209	370
Bijzondere posten	(45)	(31)	(126)	(39)	(46)
Bedrijfsresultaat voor afschrijving goodwill	43	(18)	(135)	170	324
Resultaat na belastingen voor afschrijving goodwill	(58)	(141)	(284)	92	189
Resultaat na belastingen	(58)	(141)	(318)	57	153
Balans					
Immateriële activa	546	521	585	652	714
Overige niet vlottende activa	267	302	295	399	474
Voorraden	643	590	616	817	960
Handelsdebiteuren	935	839	836	1.258	1.388
Liquide middelen en overige vorderingen / overlopende activa	148	185	271	182	190
Voor verkoop aangehouden activa	2	-	-	-	-
Totaal vlottende activa	1.728	1.614	1.723	2.257	2.538
Totale activa	2.541	2.437	2.603	3.308	3.726
Eigen vermogen	731	649	543	929	999
Achtergestelde (converteerbare) obligatieleningen:					
Leningcomponent	235	131	150	150	150
Optiecomponent	-	32	-	-	-
Voorzieningen	71	87	195	211	267
Latente belastingverplichtingen	4	10	-	-	-
Pensioenverplichtingen	131	130	-	-	-
Senior schuld	295	442	975	935	1.114
Overige langlopende leningen	1	1	-	-	-
Financiële leaseverplichtingen	108	120	-	-	-
Handelscrediteuren	681	577	529	775	873
Overige kortlopende schulden	284	258	212	304	315
Kasstroomoverzicht					
Netto kasstroom uit:					
Bedrijfsactiviteiten	33	(44)	(125)	134	309
Investeringsactiviteiten	(15)	72	223	(12)	(335)
Financieringsactiviteiten	(48)	(97)	(17)	41	83
Netto toename / (afname) van liquide middelen	(30)	(69)	81	163	57

1 2001 - 2003 vergelijkende cijfers zijn volgens Nederlandse grondslagen en zijn niet aangepast voor IFRS

(in € miljoen)	IFRS 2005	IFRS 2004	Nederlandse grondslagen [6] 2003	2002	2001
Algemeen					
Gemiddeld aantal personeelsleden (in FTE's)	17.417	17.973	20.918	23.029	24.314
Gemiddelde omzet per personeelslid (in € duizend)	321	302	303	362	363
Personeelskosten	695	692	765	882	897
Gemiddeld netto werkkapitaal	725	757	957	1.236	1.305
Gemiddeld netto werkkapitaal als % van 12 maanden omzet (in %)	13,0	14,0	15,1	14,8	14,8
Gegevens aandeel					
Hoogste koers (in €)	2,79	2,36	7,51	26,80	26,41
Laagste koers (in €)	1,67	1,33	1,76	6,08	10,50
Slotkoers per jaareinde (in €)	2,74	1,70	1,79 [7]	6,90	21,00
Aantal uitstaande gewone aandelen	516.191.042	516.091.042	109.459.256	109.459.256	108.154.783
Marktkapitalisatie per jaareinde	1.414	877	196	755	2.271
Cijfers per gewoon aandeel (in €)					
Resultaat na belastingen voor afschrijving goodwill [1,2]					
Op basis van uitstaande aandelen [3]	(0,11)	(0,29)	(2,60)	0,82	1,74
Op volledig verwaterde basis [4]	(0,11)	(0,29)	(2,55)	0,82	1,73
Resultaat na belastingen	(0,11)	(0,29)	(2,91)	0,50	1,40
Dividend [5]	-	-	-	0,33	0,77
Eigen vermogen toerekenbaar aan aandeelhouders per jaareinde	1,42	1,26	4,67	8,20	8,95
Verhoudingsgetallen					
Koers per jaareinde / kasstroom [1]	70,6	(16,7)	(0,8)	4,9	9,1
Koers per jaareinde / cash earnings [1]	(24,4)	(5,8)	(0,7)	8,4	12,1
Activiteit					
Bruto-omzetresultaat / netto-omzet (in %)	23,3	23,2	21,2	20,6	21,2
Bedrijfsresultaat / netto-omzet [1] (in %)	0,77	(0,32)	(2,70)	1,62	3,26
Nettoresultaat / netto-omzet (in %)	(1,04)	(2,59)	(5,02)	0,68	1,74
Netto-omzet / balanstotaal	2,20	2,23	2,43	2,52	2,37
Netto-omzet / voorraden	8,69	9,19	10,30	10,21	9,21

1 2001 - 2002 vergelijkende cijfers zijn aangepast voor de reclassificatie van buitengewone baten en lasten naar bijzondere posten
2 Afgerond op hele eurocenten
3 Op basis van gewogen gemiddeld aantal uitstaande aandelen
4 Op basis van gewogen gemiddeld verwaterd aantal aandelen
5 Op basis van aandelen volledig delend in het dividend
6 2001 - 2003 vergelijkende cijfers zijn in overeenstemming met Nederlandse grondslagen en zijn niet aangepast voor IFRS
7 Aangepast voor claimemissie in februari 2004 is dit € 1,32

(in € miljoen)	IFRS 2005	Nederlandse grondslagen [1] 2004	2003	2002	2001
Financiering					
Nettoschuld	445	459	927	1,040	1,2[illegible]8
Netto senior schuld	210	329	777	890	1,0[illegible]8
Current ratio (vlottende activa / kortlopende schulden)	1,8	1,9	1,0	1,7	1[illegible]6
Quick ratio (vorderingen en liquide middelen / kortlopende schulden)	1,1	1,2	0,6	1,1	1[illegible]0
Netto senior schuld / EBITDA voor bijzondere posten	1,6	5,1	19,1	3,3	2[illegible]5
Gearing					
Netto senior schuld / eigen vermogen	0,29	0,51	1,43	0,96	1,[illegible]6
Netto schuld / eigen vermogen	0,61	0,71	1,71	1,12	1,[illegible]1
Kapitaalratio [2] (in %)	28,8	26,6	20,8	28,1	2[illegible]8
Rendement op eigen vermogen (nettoresultaat / eigen vermogen toerekenbaar aan aandeelhouders) (in %)	(7,9)	(21,7)	(58,6)	6,1	1[illegible].4
ROIC (rendement op geïnvesteerd vermogen PPS) (in %)	3,3	(0,6)	(3,1)	4,1	1[illegible].4

1 2001 - 2003 vergelijkende cijfers zijn in overeenstemming met Nederlandse grondslagen en zijn niet aangepast voor IFRS

2 Eigen vermogen / totale activa

Valutakoersen

De voornaamste valutakoersen ten opzichte van de euro, gehanteerd bij het opstellen van de jaarrekening:

	Per 31 december 2005	Per 31december 2004	**Gemiddeld over 2005**	Gemiddeld over 2004
Australische dollar	1,612	1,748	1,632	1,[illegible]89
Canadese dollar	1,377	1,642	1,510	1,[illegible]16
Chinese renminbi	9,574	11,306	10,215	10,[illegible]31
Hong Kong dollar	9,180	10,590	9,679	9,[illegible]74
Mexicaanse peso	12,600	15,200	13,514	13,[illegible]92
Noorse kroon	8,010	8,230	8,020	8,[illegible]79
Zweedse kroon	9,410	9,050	9,281	9,[illegible]26
Britse pond	0,686	0,704	0,684	0,[illegible]78
US dollar	1,183	1,365	1,245	1,[illegible]43

Verklarende woordenlijst

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal gebaseerd op de eindbalans van iedere maand in de periode december tot en met december (13 maanden)

Gewone winst per aandeel
Nettoresultaat per gewoon aandeel op basis van het gemiddelde aantal uitstaande aandelen gedurende het jaar, afgerond op hele eurocenten

EBITDA
Resultaat voor rente, belasting, afschrijving en amortisatie van immateriële activa

Bijzondere posten
Baten of lasten uit normale bedrijfsuitoefening, die als gevolg van hun aard, omvang of de frequentie waarin deze voorkomen, separaat worden gerapporteerd teneinde een goed inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en in het bijzonder de ontwikkeling daarvan

Vrije kasstroom voor desinvesteringen / acquisities
Netto kasstroom uit bedrijfsactiviteiten minus netto kapitaalsuitgaven, voor desinvesteringen en acquisities van groepsmaatschappijen

Brutomarge
Bruto-omzetresultaat als percentage van netto-omzet

Brutowinst
Netto-omzet minus kostprijs van de omzet

Netto rentelasten
Rentelasten op geldmiddelen opgenomen onder Groeps- en / of locale senior faciliteiten vermeerderd met jaarlijkse couponbetalingen op achtergestelde converteerbare obligaties verminderd met rente ontvangen op deposito's en tegoeden

Nettoresultaat per gewoon aandeel
Nettoresultaat per gewoon aandeel op basis van het feitelijke aantal uitstaande aandelen aan het eind van de periode, afgerond op hele eurocenten

Netto-omzet
Omzet exclusief omzetbelasting, kortingen en bonussen

Netto senior schuld
Geldmiddelen getrokken onder Groeps- en / of lokale senior faciliteiten, verminderd met vrij beschikbare deposito's en banktegoeden

Netto handelskapitaal
Voorraden en handelsdebiteuren minus handelscrediteuren

Netto werkkapitaal
Netto handelskapitaal, overige kortlopende vorderingen en overlopende activa minus overige kortlopende schulden

Aantal arbeidsplaatsen (FTE's)
Aantal werknemers uitgedrukt in volledige arbeidsplaatsen ('Full Time Equivalents')

Operationele marge
Bedrijfsresultaat voor bijzondere posten als percentage van de netto-omzet

Bedrijfsresultaat
Brutowinst onder aftrek van operationele kosten vermeerderd met overige bedrijfsopbrengsten

Autonome (omzet)groei
Netto-omzet in de lopende periode tegen geldende wisselkoersen minus netto-omzet in de basisperiode tegen geldende wisselkoersen, gecorrigeerd voor netto-omzet uit verworven en gedesinvesteerde ondernemingen

Autonome omzetgroei in procenten
Autonome groei van de omzet als percentage van de netto-omzet in de basisperiode tegen geldende wisselkoersen, gecorrigeerd voor de netto-omzet van ondernemingen die sinds de basisperiode zijn gedesinvesteerd, berekend op basis van een gelijk aantal werkdagen

Informatie voor aandeelhouders

Communicatie

Hagemeyer hecht aan een goede communicatie met haar aandeelhouders en andere belanghebbenden. Communicatie vindt op verschillende manieren plaats. Regelmatige bijeenkomsten met aandeelhouders en beleggers, analisten en de media vormen een belangrijke component van Hagemeyers streven om zo duidelijk en transparant mogelijk te communiceren over haar activiteiten. Koersgevoelige informatie wordt op een zodanige wijze gecommuniceerd dat het alle marktpartijen gelijktijdig bereikt.

Resultaten en ander nieuws

In lijn met onze financiële kalender, maakt Hagemeyer twee maal per jaar door middel van een persbericht haar resultaten bekend. Op de dag van de bekendmaking van onze jaarcijfers en onze halfjaarcijfers, organiseren wij meestal een persconferentie en een analistenbijeenkomst. De resultaten worden gepresenteerd en nader toegelicht en tijdens deze bijeenkomsten dragen vraag-en-antwoord-sessies met senior management bij aan onze doelstellingen voor transparantie. Naast deze persberichten en analistenpresentaties en webcasts, die ook via onze website beschikbaar zijn, rapporteren wij per kwartaal onze omzetcijfers. Ook nieuws over belangrijke zaken voor onze Groep wordt via persberichten gecommuniceerd.

Investor relations in 2005

In 2005 werd een aantal presentaties gegeven aan de financiële wereld zowel in binnen- als buitenland.
Op 4 oktober organiseerden wij een dag voor analisten en beleggers in München, Duitsland. Corporate en lokaal senior operationeel management namen deel. De belangrijkste doelstelling van deze dag was inzicht te verschaffen in de belangrijkste sturingsmechanismen van onze internationale en locale PPS strategieën en analisten en institutionele beleggers de mogelijkheid te bieden onze management teams beter te leren kennen, door middel van een breed scala aan presentaties over aspecten van Hagemeyers activiteiten. Door bezoeken aan vestigingen kon nader kennisgemaakt worden met de activiteiten in onze grootste verkoopvestiging in Duitsland en het regionale distributiecentrum voor zuidoost Beieren.

Hagemeyers corporate website

Op Hagemeyers corporate website (www.hagemeyer.com kan nadere informatie gevonden worden over de strategie en de activiteiten van de Groep. De site biedt gemakkelijk toegang tot persberichten en presentaties en ook tot (gearchiveerde) webcasts van onze communicatie met de markt. In de loop van 2005 kreeg de corporate website een compleet nieuw uiterlijk en werd de inhoud aangepast en vernieuwd. De nieuwe www.hagemeyer.com site ging op 1 februari 2006 officieel van start.

Notering en handel

Het aandeel Hagemeyer N.V. is sinds 1937 aan Euronext te Amsterdam genoteerd (symbool: HGM). Sinds 1996 is het aandeel Hagemeyer opgenomen in de AEX index. Het gemiddeld aantal verhandelde gewone aandelen per dag in 2005 was 7.267.118 (2004: 8.049.704).

Financiering

In februari 2005 maakte Hagemeyer de uitgifte bekend van achtergestelde converteerbare obligaties ter waarde van € 135 miljoen aan nominale waarde. Deze obligaties hebben een looptijd van zeven jaar en een conversieprijs van € 2,83. De uitgifte van deze achtergestelde converteerbare obligaties werd in maart 2005 afgerond. In juli 2005 was sprake van een herfinanciering en verbetering van Hagemeyers senior kredietfaciliteit.

Ontwikkeling van het aandelenkapitaal

Gewone aandelen

Het aantal uitstaande gewone aandelen per 31 december 2005 bedroeg 516.191.042 (2004: 516.091.042). In de loop van het jaar werden 100.000 nieuwe aandelen uitgegeven, in verband met de uitgifte van aandelen aan onze CEO, de heer De Becker, als onderdeel van zijn resultaatgerelateerde bezoldiging. In 2005 was het gemiddelde aantal uitstaande aandelen 516.174.375 (2004: 477.531.131).

Verloop van het aantal geplaatste gewone aandelen

(in duizend)	2005	2004
Geplaatst 1 januari	516.091	109.459
Uitgifte aandelen gedurende het jaar	100	380.912
Overboeking van cumulatief preferente aandelen	-	25.720
Geplaatst per jaareinde	**516.191**	**516.091**
Gemiddeld aantal geplaatst	516.174	477.531
Nominale waarde per jaareinde (in € duizend)	619.429	619.309
Marktkapitalisatie per jaareinde (in € miljoen)	1.414,4	877,4
Uitstaand aantal optierechten	2.749	1.890

Ratio's per gewoon aandeel

	IFRS		Nederlandse grondslagen		
(in €)	2005	2004	2003	2002	2001
Nettoresultaat na belastingen voor afschrijving goodwill afgerond op hele dichtsbijzijnde eurocent:					
Op basis uitstaande aandelen [1]	(0,11)	(0,29)	(2,60)	0,82	1,74
Op volledig verwaterde basis [2]	(0,11)	(0,29)	(2,55)	0,82	1,73
Dividend (indien geheel in contanten) [3]	-	-	-	0,33	0,77
Dividenduitkering (in %) [3]	0%	0%	0%	22%	35%
Eigen vermogen per jaareinde [4]	1,42	1,26	4,67	8,20	8,95
Hoogste koers	2,79	2,36	7,51	26,80	26,41
Laagste koers	1,67	1,33	1,76	6,08	10,50
Slotkoers per jaareinde	2,74	1,70	1,79 [5]	6,90	21,00
Koers jaareinde / kasstroom [6]	70,6	(16,7)	(0,8)	4,9	9,1
Koers jaareinde / cash earnings [6]	(24,4)	(5,8)	(0,7)	8,4	12,1

1 Op basis van gewogen gemiddeld aantal uitstaande aandelen
2 Op basis van gewogen gemiddeld verwaterd aantal aandelen
3 Op basis van aandelen volledig delend in dividend
4 2001 vergelijkende cijfers aangepast naar eigen vermogen voor winstdeling
5 Aangepast voor claimemissie in 2004 is dit € 1,32
6 2001-2002 vergelijkbare cijfers zijn aangepast in verband met herclassificatie van buitengewone baten en lasten naar bijzondere posten

Ontwikkeling van de aandelenkoers 2005


Aandelenkoers (in €)
Dagelijks handelsvolume (in € miljoen)
3,00
2,50
2,00
1,50
1,00
0,50
0,00
60
50
40
30
20
10
0
jan
feb
mrt
apr
mei
jun
jul
aug
sep
okt
nov
dec

— Hagemeyer aandelenkoers (in €) — AEX index (geïndexeerd naar Hagemeyer) ☐ Dagomzet aandelen Hagemeyer (in miljoenen)

Koersontwikkeling

De slotkoers van 2005 van Hagemeyer was € 2,74, 61,2% of € 1,04 hoger dan de slotkoers van 2004 van € 1,70.

Aandeelhouders met een belang van meer dan 5%

Ultimo 2005 had zich één aandeelhouder gemeld met een belang van meer dan 5% in het aantal uitstaande aandelen op 31 december 2005, te weten, Pictet & Cie, met 6,95%.

Spreiding aandelenbezit

Ultimo 2005 hadden institutionele beleggers circa 73% van het totaal aantal uitstaande gewone aandelen Hagemeyer in bezit. Circa 66% was in handen van buitenlandse (niet-Nederlandse) beleggers.

Spreiding aandelen naar type belegger



■ 27% Particuliere beleggers

☐ 73% Institutionele beleggers

Geografische spreiding aandelen



■ 34% Nederland
☐ 12% VK en Ierland
☐ 5% Rest van Europa
■ 15% België
☐ 5% Zwitserland
7% Verenigde Staten
▒ 6% Luxemburg
☐ 6% Frankrijk
10% Rest van de wereld

Dividend

Hagemeyer heeft sinds 2003 geen dividend uitgekeerd. De hoogte en wijze van uitbetaling van toekomstig dividend zullen afhangen van de financiële gearing, kasstroom en resultaten van de Groep.

Voorts is met de verstrekkers van onze senior krediet-faciliteiten overeengekomen dat slechts dividend zal worden uitgekeerd indien onze rentedekkingsratio ten minste 5.00 : 1 bedraagt en de ratio netto senior schuld / EBITDA voor bijzondere posten niet meer is dan 2.50 : 1.

Dividend historie

(in €)	2005	2004	2003	2002	2001
Interim-dividend	-	-	-	0,15	0,25
Slotdividend	-	-	-	0,18	0,52
Totaal	-	-	-	**0,33**	**0,77**

Belangrijke data 2006

28 februari	Bekendmaking jaarcijfers 2005
31 maart	Publicatie jaarverslag 2005
25 april	Trading update over eerste kwartaal 2006
28 april	Jaarlijkse Algemene Vergadering van Aandeelhouders
9 augustus	Bekendmaking halfjaarcijfers 2006
31 oktober	Trading update over derde kwartaal 2006

Belangrijke data 2007

21 februari	Bekendmaking jaarcijfers 2006
2 april	Publicatie jaarverslag 2006
20 april	Trading update over eerste kwartaal 2007
24 april	Jaarlijkse Algemene Vergadering van Aandeelhouders
17 augustus	Publicatie halfjaarcijfers 2007
31 oktober	Trading update over derde kwartaal 2007

Reglement inzake voorwetenschap en bezit van en transacties in effecten van Hagemeyer N.V.

Binnen Hagemeyer is het Reglement inzake voorwetenschap en bezit van en transacties in effecten van Hagemeyer N.V. van kracht voor commissarissen, bestuurders, hoofdkantoormedewerkers, het senior management van groepsmaatschappijen en een aantal senior adviseurs. De heer Mr. H. Bijl is aangesteld als de centrale functionaris en is belast met het toezicht op de naleving van de Gedragscode en de externe melding aan de Autoriteit Financiële Markten.

Contact

Voor nadere informatie op het gebied van Investor Relations kunt u contact opnemen met de afdeling Investor Relations van Hagemeyer N.V.

Tel. (035) 695 76 52
Fax. (035) 694 43 96

Internet: www.hagemeyer.com
E-mail: investor.relations@hagemeyer.com

Dit jaarverslag is een vertaling van het Hagemeyer 2005 Annual Report. De Engelse versie is de officiële versie.

Dit jaarverslag bevat bepaalde forward-looking statements. Alle mededelingen anders dan beschrijvingen van historische feiten die in dit jaarverslag zijn opgenomen, met inbegrip van, onder andere, mededelingen met betrekking tot onze verwachte toekomstige financiële resultaten en positie, bedrijfsstrategie en de plannen en doelstellingen van het management in verband met toekomstige activiteiten zijn forward-looking statements. Deze forward-looking statements zijn gebaseerd op de huidige verwachtingen en projecties met betrekking tot toekomstige gebeurtenissen, met inbegrip van talrijke veronderstellingen over onze toekomstige bedrijfsstrategieën, activiteiten en de omstandigheden waarin wij zullen handelen in de toekomst. Deze forward-looking statements bevatten bekende en onbekende risico's, onzekerheden, veronderstellingen en andere factoren met betrekking tot Hagemeyer die tot gevolg kunnen hebben dat de werkelijke resultaten in belangrijke mate kunnen afwijken van hetgeen in deze forward looking statements is aangegeven. Dergelijke factoren zijn onder meer: ons vermogen om onze operationele prestaties te verbeteren, onze inkomsten te verhogen en onze marges te vergroten, ons vermogen om kosten te reduceren en verliezen te verminderen, ons vermogen om onze schuldenlast te verminderen, de mogelijkheid dat onze liquiditeitsbehoefte onze verwachte behoefte overtreft, ons vermogen om onze relaties met leveranciers, verzekeraars en klanten te behouden, ons vermogen om ons marktaandeel te behouden in de landen waarin wij actief zijn, de ontwikkeling van de wereldeconomie, in het bijzonder met betrekking tot de vraag naar bouw- en installatieproducten, elektrotechnische materialen en veiligheids-, 'maintenance, repair and operations' producten en onze verwachte resultaten in de toekomst. U mag op geen van de forward-looking statements af gaan. Deze forward-looking statements hebben betrekking op onze situatie per de datum van dit jaarverslag. Wij hebben geen enkele intentie noch de verplichting om forward-looking statements te actualiseren na verspreiding van dit jaarverslag.

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden

Telefoon +31 35 695 76 11
Fax +31 35 694 43 96
Internet www.hagemeyer.com
E-mail info@hagemeyer.com

Concept en realisatie
Dart Design, Amsterdam
Fotografie
Arno Massee, Rijnsaterwoude
Jacqueline Dubbink, Oostzaan
Druk
Hollandia Printing, Heerhugowaard


HAGEMEYER

Hagemeyer is een dienstverlenend bedrijf. Uitstekende klantenservice is van cruciaal belang voor het succes van onze onderneming. Klantenservice van wereldklasse bij al onze bedrijven is daarom een van onze belangrijkste aandachtspunten.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Composition changes to Hagemeyer's Supervisory Board

Hagemeyer today announces changes in the composition of its Supervisory Board.

Mr P.J. Kalff will stand down as Chairman and member of the Supervisory Board in Hagemeyer's Annual General Meeting of Shareholders ("AGM") to be held on 28 April 2006. Mr Kalff has been a member of Hagemeyer's Supervisory Board since 1994 and has been its Chairman since 2000. He fulfilled the regulatory maximum of three four-year terms on the Board.

Mr A. Baan, member of the Supervisory Board since 2005, will succeed Mr Kalff as Chairman of the Supervisory Board effective as of the closing of the AGM.

Mr B.A.J. Bourigeaud has requested to be relieved from his position as a member of Hagemeyer's Supervisory Board, due to time constraints and his intensive travel schedule as Chairman of the Executive Board and CEO of Atos Origin. The Supervisory Board of Hagemeyer respects his request and it has been decided that Mr Bourigeaud will stand down in the upcoming AGM as well.

As a consequence of Mr Kalff and Mr Bourigeaud standing down, the Supervisory Board will have two vacancies. It will therefore be proposed to the AGM to appoint two new members to the Supervisory Board: Mr R.M.J. van der Meer (former member of the Board of Management of Akzo Nobel N.V.) and Mr P.H.J.M. Visée (Group Treasurer of Unilever PLC/N.V.). Both gentlemen fit the Supervisory Board profile. Mr Van der Meer brings with him a wide-ranging international business experience. In addition to international business experience Mr Visée brings expertise in finance and administration.

Naarden, 21 March 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf,
Director Investor Relations & Group Communications
+31 (0)35 695.76.76
www.hagemeyer.com
press@hagemeyer.com

In 2005 Hagemeyer had net revenues of € 5.6 billion and employed approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX 035 6944396

PERSBERICHT

Wijzigingen in de samenstelling van Hagemeyers Raad van Commissarissen

Hagemeyer maakt vandaag wijzigingen in de samenstelling van haar Raad van Commissarissen bekend.

De heer Mr P.J. Kalff zal in de op 28 april 2006 te houden jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer ("AVA") aftreden als Voorzitter en lid van de Raad van Commissarissen. De heer Kalff maakt sinds 1994 deel uit van Hagemeyers Raad van Commissarissen en is sinds 2000 Voorzitter van de Raad. Hij heeft het reglementaire maximum van drie termijnen van vier jaar vervuld.

De heer Drs. A. Baan, die sinds 2005 lid is van de Raad van Commissarissen, zal de heer Kalff bij sluiting van de AVA opvolgen als Voorzitter van de Raad van Commissarissen.

De heer B.A.J. Bourigeaud heeft in verband met tijdgebrek en zijn intensieve reisschema als Voorzitter van de Executive Board en CEO van Atos Origin verzocht uit zijn functie als lid van Hagemeyers Raad van Commissarissen ontheven te mogen worden. De Raad van Commissarissen van Hagemeyer respecteert dit verzoek en besloten is dat de heer Bourigeaud eveneens in de komende AVA zal aftreden.

Als gevolg van het aftreden van de heren Kalff en Bourigeaud ontstaan er twee vacatures in de Raad van Commissarissen. Daarom zal aan de AVA worden voorgesteld om twee nieuwe leden in de Raad van Commissarissen te benoemen, te weten: de heer Ir R.M.J. van der Meer (voormalig lid van de Raad van Bestuur van Akzo Nobel N.V.) en de heer Mr Drs P.H.J.M. Visée RA (Group Treasurer van Unilever PLC/N.V.). Beide heren passen in het profiel van de Raad van Commissarissen. De heer Van der Meer heeft brede ervaring op het gebied van internationaal ondernemen, terwijl de heer Visée naast ervaring op het gebied van internationaal ondernemen tevens expertise op financieel en administratief terrein heeft.

Naarden, 21 maart 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf,
Directeur Investor Relations & Group Communications
035 - 695.76.76
www.hagemeyer.com
press@hagemeyer.com

In 2005 realiseerde Hagemeyer een netto omzet van € 5,6 miljard en had circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE - FULL YEAR RESULTS 2005

Highlights

- **2005 Results in line with outlook as previously communicated**
  - **Net loss FY 2005: € 58 million, € 83 million improvement compared to FY 2004; positive net result[1] for HY2 2005: € 35 million**
  - **Operating result (before exceptional items) FY 2005: € 88 million, € 76 million better than FY 2004**
  - **Operating loss before exceptional items in UK reduced by GBP 19 million, from GBP 43 million in 2004 to GBP 24 million in 2005**
- **FY 2005 net revenue of € 5.6 billion, 4.7% organic revenue growth[2] (Q4 2005: 7.9%)**
- **FY 2005 PPS organic revenue growth[2] 5.4% (Q4 2005: 7.7%)**
- **Free cash flow before divestments and acquisitions: € 3 million positive for FY 2005 compared to € 63 million negative in FY 2004**
- **PPS average net working capital to revenue ratio further improved to 12.6% in FY2005 (FY 2004: 13.4%)**
- **Outlook: Positive net result for FY 2006**

Key data

(in € millions)	**2005**	2004	HY2 2005	HY2 2004
Net revenue	**5,595**	5,427	2,954	2,782
EBITDA before exceptional items	**134**	65	100	61
Operating result before exceptional items	**88**	12	79	35
Exceptional items	**(45)**	(30)	(12)	34
Operating result	**43**	(18)	67	69
Net result before fair value adjustment of conversion option on subordinated convertible bonds	**(38)**	(133)	35	15
Net result	**(58)**	(141)	0	27
Net result per ordinary share (in €)	**(0.11)**	(0.27)	0	0
Free cash flow before divestments and acquisitions	**3**	(63)	76	70
Net senior debt per 31 december	**(210)**	(329)	(210)	(329)

Rudi de Becker, CEO:

"We have achieved our stated aims for 2005. Hagemeyer has again taken a major step towards profitability. The successful completion of Hagemeyer's turnaround is in sight and we are already preparing for the next challenge, the acceleration of profitable growth towards Hagemeyer's full potential. In 2005 we realised considerable progress in all key performance areas. Revenue growth in our core PPS business accelerated from 3.2% in 2004 to 5.4% in 2005. We improved our gross margin, significantly reduced our cost to sales ratio and further increased our working capital productivity. We improved our operating result before exceptional items by € 76 million compared to 2004. All major operating companies contributed to this improvement, but the largest contribution came from our UK operation where substantial progress was made towards a positive operating result expected for 2006. In addition, we also succeeded in considerably strengthening our financial position in 2005. As we stand now, there is every reason to be confident that Hagemeyer will realise a positive net result in 2006 and we expect to achieve our 2007 PPS objective of 9% ROIC as a further step towards Hagemeyer's full potential."

[1] Before fair value adjustment of conversion option on subordinated convertible bonds
[2] Same number of working days
For reconciliation between IFRS figures and Hagemeyer performance measures see Annex VI
For an explanation of financial definitions please see the Glossary of Terms in Annex XVII

GROUP FINANCIAL REVIEW

Key data (before exceptional items) *(in € millions)*	**2005**	2004
Net revenue	**5,595**	5,427
Organic growth (same number of working days basis)	**4.7%**	3.5% [1]
Gross profit	**1,303**	1,257
Gross margin	***23.3%***	*23.2%*
Operating expenses	**(1,217)**	(1,248)
Operating expenses as % of net revenue	***(21.8%)***	*(23.0%)*
Other operating (expense)/income	**2**	3
Operating result	**88**	12
Operating margin	***1.6%***	*0.2%*
Average net working capital	**725**	757
Average net working capital as % of 12 months net revenue	***13.0%***	*14.0%*

[1] Not adjusted for working days

Accounting principles and IFRS compliance

The consolidated 2004 and 2005 figures of Hagemeyer N.V. are based on International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), effective at the time of preparing these full year figures (February 2006).

Hagemeyer N.V. uses certain non-IFRS measures, such as EBITDA and exceptional items, as these are considered to improve transparency. The analysis in this document is based on performance measures before exceptional items. For reconciliations of all figures in this press release to IFRS-figures, see Annex VI. For definitions of terminology please see the Glossary of Terms (Annex XVI).

Chronology of important events

In **March 2005** Hagemeyer completed the issue of € 135 million (face value) of subordinated convertible bonds. The proceeds were used to pay back senior debt.

Effective 1 **April 2005**, Hagemeyer divested Hagemeyer Asia-Pacific Electronics (HAPE) in the Asia-Pacific region.

In **July 2005** Hagemeyer completed the refinancing of its senior credit facility, at that time consisting of a € 500 million multi-currency senior working capital facility and a € 115 million letter of credit facility with improved pricing conditions and maturity.

In **October 2005** the divestment of the Fodor (Fuji Film) business in the Netherlands was completed. In the same month, the Servicom business (service company for the consumer electronics activities in the Netherlands) was divested.

Effective 1 **December 2005** Hagemeyer waived its rights under the Cash Alternative Election of its subordinated convertible bonds. As a result, fair value adjustments of the option element of the bonds and related Profit and Loss movements will stop to occur as of that date.

On 16 **January 2006** the acquisition of the remaining 50% shares in EL-Centrum (Poland) was completed. Consolidation of this entity in the Group accounts will start as of the same date.

Net revenue in 2005 was € 5,595 million (FY 2004: € 5,427 million).

Organic growth for the group was € 235 million. The organic growth rate (same number of working days) was 4.7% (HY2 2005: 5.9%). The net effect of divestments and acquisitions in 2004 and 2005 was a decrease in net revenue of € 91 million. In 2004 the non core activities in Germany (retail), India and the USA were divested and Titan Supply in Canada was acquired. In 2005 Hagemeyer divested HAPE in the Asia-Pacific region and Fodor (Fuji Film) and Servicom, two ACE related activities in the Netherlands. Foreign exchange rate movements led to an increase in net revenue by € 24 million.

Gross profit was € 1,303 million, an increase of € 46 million compared to 2004. The organic growth in gross profit was € 59 million. Divestments and acquisitions had a negative impact on gross profit of € 17 million. Foreign exchange rate movements increased gross profit by € 4 million.

Gross margin for the Group increased by 10 basis points to 23.3%. The PPS gross margin increased from 22.6% in 2004 to 22.7% in 2005; the PPS share in revenue went up from 92% to 93%. The ACE gross margin in 2005 amounted to 30.9%, up 0.8% from 2004.

Operating expenses (before exceptional items) decreased by € 31 million (from € 1,248 million to € 1,217 million). Part of this reduction came from divestments/acquisitions (€ 24 million); foreign exchange rate movements increased expenses by € 4 million.
General inflation and related salary increases led to higher operating expenses (€ 23 million). Excluding these factors, the underlying cost decrease amounted to € 34 million. FTE-related cost savings were approximately € 13 million in 2005. Other cost savings amounted to € 21 million and were mainly realised in the UK.

The **number of FTEs** at 31 December 2005 was 17,209 compared to 17,680 on 1 January 2005. 215 FTEs of the 471 reduction in 2005 are related to divestments. Headcount in our ongoing operations went down by 256 FTEs, in particular in the UK and Germany. Additional FTEs were taken on board in our North American operations, in the Nordics Region and in Spain to accommodate increased revenue levels.

Movement in actual FTE's in period

	2005	2004
Start date (1 Jan)	17,680	19,057
FTE development in ongoing operations		
PPS Europe	*-335*	*-275*
PPS North America	*118*	*-251*
PPS Asia-Pacific	*-15*	*0*
ACE	*-15*	*-38*
Corporate & Other	*-9*	*-26*
	-256	**-590**
Net effect of Acquisitions and divestments	**-215**	**-787**
Total FTE reductions in period	**-471**	**-1,377**
End date (31 Dec)	**17,209**	**17,680**

Operating result (before exceptional items) improved from € 12 million in 2004 to € 88 million in 2005.

In 2005 Hagemeyer charged € 45 million **exceptional items**, of which € 39 million relate to the UK, mainly the costs of the logistics restructuring. An overview of the exceptional items in 2005 is provided in Annex X.

Net financial expenses for 2005 were € 91 million (2004: € 106 million), as specified in Annex XI. The reduction in net interest expenses was realised as a result of lower average senior debt, a lower interest spread and replacement of senior debt by subordinated convertible bonds. Fair value adjustment of the option component of our subordinated convertible bonds led to a charge of € 20 million in 2005. The waiver of our rights under the Cash Alternative Election of these bonds puts an end to these fair value adjustments as per 1 December 2005.

The **tax** charge in 2005 was € 12 million (2004: € 26 million). The current tax charge was € 15 million in 2005 (2004: € 6 million). The net P&L impact of movements in deferred tax assets and liabilities was € 3 million positive in 2005, versus € 20 million negative in 2004.

The **net result before fair value adjustments of conversion option on subordinated bonds** improved by € 95 million from € 133 million negative in 2004 to € 38 million negative in 2005. This amount was € 35 million positive in HY2 of 2005.

Net result for 2005 was € 58 million negative (2004: € 141 million negative) .

The actual **number of shares** outstanding at 31 December 2005 was 516,191,042.

At 31 December 2005 **Shareholders' Equity** was € 731 million, a net increase of € 82 million compared to 31 December 2004. The components of this movement were the net loss of € 58 million in 2005, the reclassification of € 90 million from liability to equity upon our waiver of the Cash Alternative Election right for our subordinated convertible bonds, the foreign exchange gain on equity in foreign operations of € 48 million, and the value of equity share options issued.

Free cash flow before divestments and acquisitions was € 3 million positive in 2005 (2004: € 63 million negative). The improvement compared to the previous year is due to a better operating result and lower spending on exceptional items. Free cash flow after divestments and acquisitions was € 19 million positive in 2005 compared to € 27 million in 2004.

The Group's **net senior debt** decreased from € 329 million at the end of 2004 to € 210 million at 31 December 2005, mainly due to the issuing of € 135 million (face value) convertible bonds in March 2005, which was used to pay down net senior debt.

At 31 December 2005, Hagemeyer was in full **compliance with the financial covenants** of its senior credit facilities. In February 2006 Hagemeyer agreed with its lenders that it was no longer necessary to further reduce the Net Senior Debt /EBITDA before exceptional items covenant after 31 December 2005. The 2.5 ratio for this covenant will therefore be maintained for the remaining duration of the facility. A summary of the senior secured credit facility is provided in Annex XIV.

OUTLOOK

Hagemeyer's outlook for 2006 and 2007 is as follows:

- For the full year 2006 we expect:
  - to realise a positive net result;
  - to book exceptional charges of less than € 20 million;
  - to achieve a positive free cash flow before divestments and acquisitions;
  - to meet the financial covenants of our senior credit facility;
  - to realise a positive operating result before exceptional items in the UK.

- For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10% (see annex XV), depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

DIVIDEND

In light of the negative net result for 2005, no dividend will be paid out for the financial year 2005. Apart from that, the terms and conditions of Hagemeyer's existing financing facilities currently prohibit the pay-out of dividend.

ANNUAL REPORT / AGM

Hagemeyer's 2005 Annual Report will be published early April. The Annual General Meeting of Shareholders will be held at 14.00 hrs on Friday 28 April 2006 in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, 28 February 2006
HAGEMEYER N.V.
Board of Management

This press release contains forward-looking statements which are based upon numerous assumptions, including those related to business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments.

In 2005 Hagemeyer had net revenues of € 5.6 billion and employed approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

PROFESSIONAL PRODUCTS AND SERVICES (PPS) *

Key data (before exceptional items *(in € millions)*	**2005**	2004
Net revenue	**5,193**	4,988
Organic growth (same number of working days basis)	**5.4%**	3.2%
Gross profit	**1,179**	1,125
Gross margin	***22.7%***	*22.6%*
Operating expenses	**(1,113)**	(1,139)
Operating expenses as % of net revenue	***(21.4%)***	*(22.8%)*
Other operating (expense)/income	**1**	2
Operating result	**67**	(12)
Operating margin	***1.3%***	*(0.2%)*
Average net working capital	**652**	667
Average net working capital as % of 12 months net revenue	***12.6%***	*13.4%*

*including corporate and other expenses

Net revenue development by region

(in € millions)	Net revenue		**Variance**	Organic growth	Divestments/ acquisitions	FX Effect
	2005	2004				
PPS Europe	**3,449**	3,334	**115**	143	(19)	(9)
PPS North America	**1,307**	1,192	**115**	103	4	8
PPS Asia-Pacific	**437**	462	**(25)**	7	(48)	16
PPS Total	**5,193**	4,988	**205**	253	(63)	15

In 2005 **net revenue** for the PPS business amounted to € 5,193 million, compared to € 4,988 million in 2004.

Organic growth was € 253 million, or 5.4% (same number of working days basis), compared to 3.2% in 2004. The net effect of divestments and acquisitions was € 63 million negative. Foreign exchange rate movements had a positive impact on revenue of € 15 million. The PPS organic revenue growth rate accelerated to 6.2% in HY2 and 7.7% in Q4 of 2005, with strong increases in the Nordics Region, Germany, Spain, Switzerland and North America. It is estimated that approximately 3% of the full year organic growth comes from price increases, which have been significant in particular in cable products.

Gross margin in PPS was 22.7% which was 10 basis points better than in 2004. The many buy-side and sell-side gross margin improvement initiatives which have been implemented throughout the year, have been somewhat offset by a customer mix change in the Nordics Region and in North America towards lower gross margin large customers. Gross margins on the other hand have improved in all our other major operating companies. This improvement was most significant in the UK, Germany and Australia. Excluding the impact of the Nordics and North America, PPS has improved its gross margin by 100 basis points, from 22.8% to 23.8% in 2005.

Operating expenses (before exceptional items) decreased by € 34 million after elimination of acquisitions and divestments, foreign exchange rate movements and general inflation and related salary increases. These cost savings were driven by headcount reductions and lower freight costs, in particular in the UK. These savings were partly offset by headcount increases in some regions to accommodate sales volume growth.

Operating result (before exceptional items) was € 67 million positive (2004: € 12 million negative). Adjusted for divestments, acquisitions and foreign exchange rate movements, the operating result (before exceptional items) for the year improved by € 74 million compared to 2004, mainly due to higher revenue and cost reductions.

Average net working capital as a percentage of revenue improved to 12.6% (from 13.4% in 2004), mainly as a result of better performance in trade payables and inventories.

For reconciliation between IFRS figures and Hagemeyer performance measures see Annex VI
For an explanation of financial definitions please see the Glossary of Terms in Annex XVII

PROFESSIONAL PRODUCTS AND SERVICES EUROPE

Key data (before exceptional items) *(in € millions)*	2005	2004
Net revenue	**3,449**	3,334
Organic growth (same number of working days basis)	**4.9%**	3.3%
Gross profit	**790**	749
Gross margin	***22.9%***	*22.5%*
Operating expenses	**(723)**	(751)
Operating expenses as % of net revenue	***(21.0%)***	*(22.5%)*
Other operating (expense)/income	**1**	1
Operating result	**68**	(2)
Operating margin	***2.0%***	*(0.1%)*
Average net working capital	**387**	434
Average net working capital as % of 12 months net revenue	***11.2%***	*13.0%*

Net revenue for the year 2005 was € 3,449 million, in comparison to € 3,334 million for the year 2004.

Organic growth was € 143 million or 4.9% (same number of working days basis), compared to 3.3% for the full year 2004. Organic growth was 4.6% in HY1 2005 and accelerated to 5.1% in HY2 2005. Divestments and acquisitions had a negative effect of € 19 million; foreign exchange rate movements led to a reduction of revenue by € 9 million. Particularly notable is Germany, where the negative trend of prior years has been reversed and organic growth was 4.9% (accelerated to 8.2% in Q4) in a weak German market.

Gross profit increased from € 749 million in 2004 to € 790 million in 2005. **Gross margin** was 22.9%, which represents an increase by 40 basis points compared to 2004.

Compared to 2004, **operating expenses** (before exceptional items), were reduced by € 28 million. Divestments account for a reduction of € 8 million, foreign exchange rate movements reduced operating expenses by € 3 million. Inflation and related salary increases led to € 12 million higher operating expenses. The underlying cost saving of € 29 million was mainly achieved in Germany and the UK.

The **number of FTEs** decreased by 335 to 9,766 FTEs at year-end 2005 compared to a year ago. Germany and the UK are the main contributors to the headcount reduction. In the Nordics Region and in Spain, the number of FTEs was increased to support sales growth.

Operating result (before exceptional items) in 2005 improved by € 70 million from € 2 million negative in 2004 to € 68 million positive in 2005. Adjusted for divestments and foreign exchange rate movements, this improvement was € 62 million.

Average net working capital as a percentage of net revenue improved from 13.0% in 2004 to 11.2% in 2005. Main contribution came from improved payment terms to vendors, in particular in the UK. Reduced inventory ratio's and -to a lesser extent- accounts receivables' ratio's also worked in our favour.

UK

In the UK, organic revenue growth for 2005 was 0.5% (same number of working days basis). During the first half of 2005 we mainly focused on the restructuring of our logistics. Volume growth was not a priority during the implementation of such a complex and delicate project. During the second half of the year, we very much concentrated on further streamlining our newly restructured logistics, on strengthening the sales force, on stepping up our employee training efforts and on further improving gross margins and reducing costs. The combination of excellent customer service, an extended product offer, a considerable increase of the Newey & Eyre sales force and dynamic sales campaigns is expected to lead to a renewed sales growth in the UK in 2006. A first encouraging sign for our UK sales evolution was an organic growth of 1.1% in Q4, which increased to 5.1% in January 2006.

The restructuring of our logistics network, i.e. the closing of Newey & Eyre's national distribution centre in Runcorn, the roll-out of 10 regional distribution centres and the restructuring of the transport network, has resulted in a further improved and more stable customer service, an increased product offer, lower inventory levels and an annualised cost saving of more than € 30 million.

Improved gross margins and lower costs led in the UK to a further operating loss reduction of € 28 million, from € 63 million negative in 2004 to € 35 million negative in 2005.

We are confident that the combination of resumed sales growth, further gross margin improvement and further cost reductions will bring us a positive operating result in the UK in 2006.

In the UK, good progress has also been made in improving working capital productivity. The average net working capital to revenue ratio decreased from 16.0% in 2004 to 12.7% in 2005.

The UK management team has been considerably strengthened with the appointment of a new CEO and a number of other new managers in key roles.

Germany

After three years of decline, the resumption of revenue growth has been a key objective in 2005. The negative organic growth of 7.9% in 2004 was reversed: organic revenue growth in 2005 was 4.9% positive (same number of working days basis). This was particularly remarkable given that the German electrical wholesale market continued to decrease in 2005. Hagemeyer Germany has been gaining market share throughout 2005. Organic revenue growth increased to 8.2% in Q4. Both C&I and Industry have contributed to revenue growth. Several new large industrial customers have been gained in 2005.

Renewed revenue growth, combined with improving gross margins and further cost-reductions turned the operating loss of 2004 into an operating profit in 2005.

Hagemeyer Germany remained one of our top performers in working capital productivity with an average net working capital to revenue ratio of 9.7%.

Nordics

Our Nordics Region achieved 8.2% organic revenue growth (same number of working days basis) in 2005. A decrease in telecommunication revenue in HY2 was largely compensated by strong sales in the construction and utilities markets.

Gross margins somewhat deteriorated as a result of the above average growth of the lower margin utility business. This was more than offset by an improved cost-to-revenue ratio, which led to a further profit improvement compared to 2004.

The development of the emerging market subsidiaries of the Nordics Region, i.e. China, Russia and the Baltic States was also positive in 2005.

Spain

With an organic revenue growth (same number of working days basis) of 9.8%, our Spanish subsidiary surpassed the ongoing high market growth rate in Spain in 2005. Both residential and non-residential construction markets remained buoyant.
The opening of new sales branches has also contributed to revenue growth.

PROFESSIONAL PRODUCTS AND SERVICES NORTH AMERICA

Key data (before exceptional items) *(in € millions)*	**2005**	2004
Net revenue	**1,307**	1,192
Organic growth (same number of working days basis)	**8.3%**	3.7%
Gross profit	**285**	272
Gross margin	***21.8%***	*22.9%*
Operating expenses	**(270)**	(264)
Operating expenses as % of net revenue	***(20.7%)***	*(22.1%)*
Other operating (expense)/income	**0**	0
Operating result	**15**	9
Operating margin	***1.1%***	*0.7%*
Average net working capital	**215**	187
Average net working capital as % of 12 months net revenue	***16.4%***	*15.7%*

Net revenue in 2005 was € 1,307 million, an increase of € 115 million compared to the prior year.

Organic growth for the period was € 103 million or 8.3% (same number of working day basis). The net effect of acquisitions and divestments increased revenue by € 4 million. Foreign exchange rate movements had a positive impact of € 8 million.

Our **US business** achieved 7.7% organic growth in 2005. Growth accelerated from 4.8% in HY1 to 10.3% in HY2. Sales grew by 11.1% in quarter four. This high growth rate was the result of a strong US market in construction and installation as well as in industry, the winning of some new important integrated supply contracts with large customers and the expansion of our sales organisation. Sales were strong in the metals, heavy machinery and petrochemical industries. The weakness in some automotive accounts has been more than offset by new customer gains in this segment.

The **gross margin** for the region decreased from 22.9% in 2004 to 21.8% in 2005. The gross margin decline occurred in all North American markets. It was driven by a change in customer and business mix with strong sales growth in lower margin large accounts and by an adjustment in inventory provisioning following a re-evaluation of inventory.

Operating expenses increased from € 264 million in 2004 to € 270 million in 2005. The impact of acquisitions and divestments is negligible; foreign exchange rate movements led to a € 2 million increase. Inflation and related salary increases had a negative effect of € 7 million. The underlying cost savings of € 3 million were achieved by general reductions in all areas.

The **number of FTEs** in North America increased by 118. Additional staff was employed in the US sales force and in Canada and Mexico to support higher activity levels.

Operating result (before exceptional items) for the North American region improved from € 9 million to € 15 million in 2005. Acquisitions and divestments and foreign exchange rate movements had an insignificant impact.

Average net working capital as a percentage of net revenue was 16.4%, up from 15.7% a year ago. New large integrated supply customer gains required the take-over of customer in-house storerooms, with increased inventory levels as a result.

PROFESSIONAL PRODUCTS AND SERVICES ASIA-PACIFIC

Key data (before exceptional items) *(in € millions)*	**2005**	2004
Net revenue	**437**	462
Organic growth (same number of working days basis)	**2.0%**	1.4%
Gross profit	**104**	104
Gross margin	***23.7%***	*22.5%*
Operating expenses	**(95)**	(100)
Operating expenses as % of net revenue	***(21.7%)***	*(21.6%)*
Other operating (expense)/income	**0**	0
Operating result	**9**	4
Operating margin	***2.0%***	*0.9%*
Average net working capital	**63**	63
Average net working capital as % of 12 months net revenue	***14.4%***	*13.7%*

Net revenue in 2005 was € 437 million, compared to € 462 million in 2004.

Organic growth amounted to € 7 million. The organic growth rate (same number of working days basis) in 2005 was 2.0% (2004: 1.4%). Divestments account for a decrease of € 48 million in net revenue; the impact of foreign exchange rate movements is € 16 million positive.

Revenue growth in **Australia** came primarily from raw material driven price increases. Sales were strong in industry, in particular from our business with the mining sector. Sales to the construction and installation market weakened as a result of a slowdown in the Australian residential construction market, which represents a large part of our business. The revenue of our start-up operations in Singapore, Malaysia and Thailand also contributed to the growth of our industrial sales.

Gross margin improved by 120 basis points in comparison to 2004. Contributions to this increase came from increased own brand penetration and several other margin enhancement initiatives. A reduction of the inventory provision and the divestment of our Indian business also had a beneficial impact.

Operating expenses decreased from € 100 million in 2004 to € 95 million in 2005. Divestments led to a cost decrease of € 7 million. Foreign exchange rate movements increased operating expenses by € 3 million. Headcount in ongoing Asia-Pacific operations (including the start-ups in South-East-Asia) went down by 15 FTEs. Inflation and related salary increases amounted to € 1 million in 2005. The underlying cost savings were € 2 million.

Operating result (before exceptional items) for 2005 was € 9 million (2004: € 4 million). The impact of divestments and foreign exchange rate movements was € 2 million negative.

Average net working capital as a percentage of net revenue increased to 14.4% from 13.7% at year-end 2004. Product availability in branches has been increased to improve customer service and our industrial product range has been expanded to accelerate sales growth in industry. Both initiatives have resulted in higher inventory levels. The divestment of HAPE and our Indian operation, both businesses with relatively low working capital levels, had a somewhat negative effect on our average net working capital to revenue ratio for Asia-Pacific.

AGENCIES / CONSUMER ELECTRONICS (ACE)

Key data (before exceptional items) *(in € millions)*	**2005**	2004
Net revenue	**401**	438
Organic growth (same number of working days)	**(4.4%)**	0.5%[1]
Gross profit	**124**	132
Gross margin	***30.9%***	*30.1%*
Operating expenses	**(105)**	(110)
Operating expenses as % of net revenue	***(26.1%)***	*(25.1%)*
Other operating (expense)/income	**1**	0
Operating result	**20**	22
Operating margin	***5.0%***	*5.1%*
Average net working capital	**73**	89
Average net working capital as % of 12 months net revenue	***18.2%***	*20.4%*

[1] not adjusted for working days

Net revenue for 2005 was € 401 million, compared to € 438 million in 2004.

Organic growth was € 18 million negative or 4.4% (same number of working days basis) negative in 2005.

2005 was a difficult year for consumer electronics and certain other product groups in the Netherlands and Australia. The first half of the year was particularly affected and total ACE revenue went down by 12.4% compared to the first half of 2004. The rate of decrease declined to 3.7% in the third quarter. Business picked up in quarter four with an organic growth of 10.2%.

Our business in the Netherlands suffered from a slowdown in the consumer electronics market, a decrease in mobile phone sales to large telecom operators and the ongoing price deterioration in flat screens. Consumer electronic sales in the Netherlands considerably improved in quarter four.
In addition to a weak market for consumer electronics, Australia also experienced a slow down in the housing market, which had a negative impact on our white goods business.

In spite of the difficult market climate, our ACE operation in Australia achieved 1.4% growth in 2005, mainly as a result of the introduction of a range of highly successful new camcorders during the second half of the year. Our luxury goods business in Asia grew by 2.2% in 2005.

Gross margin improved from 30.1% in 2004 to 30.9% in 2005, mainly as a result of the divested low margin business of GPX in 2004 and higher margins on the luxury goods business in Asia.

Operating expenses decreased from € 110 million in 2004 to € 105 million in 2005. Divestments had a positive impact of € 9 million. Foreign exchange rate movements increased operating expenses by € 2 million. Salary and inflation related cost increases amounted to € 3 million. The underlying operating expenses were reduced by € 1 million.

Operating result (before exceptional items) was € 20 million for 2005, compared to € 22 million in 2004. Adjusted for the impact of divestments, the operating result decreased by € 4 million due to lower revenue levels.

The **average net working capital** as a percentage of net revenue decreased from 20.4% in 2004 tot 18.2% in 2005. The negative effect of the divestment of GPX in 2004, a business with a relatively low net working capital to revenue ratio, was more than compensated by significant inventory reductions in all ACE companies.

Annex I
Consolidated Profit and Loss Account

(in € thousands)	**2005**	2004
Net Revenue	**5,594,616**	5,426,745
Cost of sales	**(4,293,890)**	(4,174,442)
Gross Profit	**1,300,726**	1,252,303
Operating expenses	**(1,267,316)**	(1,320,252)
Other operating income-net	**9,751**	50,401
Operating Profit / (Loss)	**43,161**	(17,548)
Share in results of associated companies	**2,596**	9,089
Financial expense – net	**(91,317)**	(106,043)
Profit / (Loss) before Taxes	**(45,560)**	(114,502)
Current taxes	**(15,697)**	(6,157)
Deferred taxes	**3,265**	(19,895)
Net Profit / (Loss) for the period	**(57,992)**	(140,554)
Minority interest	**-**	(117)
Net Result attributable to equity holders	**(57,992)**	(140,671)
Number of shares outstanding	516,191,042	516,091,042
Number of FTEs	17,209	17,680

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex II
Consolidated Balance Sheet
(after appropriation of net result)

(in € thousands)	**31-12-2005**	31-12-2004
Assets		
Non-current Assets		
Goodwill	**526,454**	486,457
Other intangible assets	**19,456**	34,738
Property, plant & equipment	**210,046**	229,039
Associates & Joint ventures	**13,939**	12,368
Finance lease receivables	**3,162**	10,872
Financial assets	**13,997**	20,188
Deferred tax assets	**24,056**	26,638
Retirement benefit asset	**1,365**	2,500
	812,475	822,800
Current Assets		
Inventories	**643,432**	590,273
Trade receivables	**935,373**	838,871
Other receivables and prepayments	**62,280**	71,432
Cash and cash equivalents	**85,542**	113,915
	1,726,627	1,614,491
Assets held for sale	**1,751**	-
	1,728,378	1,614,491
Total Assets	**2,540,853**	2,437,291
Equity and Liabilities		
Equity attributable to equity holders		
Share capital	**619,429**	619,309
Reserves	**111,522**	30,060
	730,951	649,369
Minority Interest	**-**	1
Total equity	**730,951**	649,370
Non-current Liabilities		
Subordinated convertible bonds:		
- Loan component	**235,250**	130,540
- Option component	**-**	31,530
Provisions	**70,544**	87,036
Retirement benefit obligation	**131,421**	129,600
Bank debt	**289,220**	439,022
Finance lease obligations	**108,103**	119,884
Deferred tax liabilities	**4,076**	10,352
Other long-term liabilities	**1,155**	1,081
	839,769	949,045
Current Liabilities		
Trade payables and other payables	**912,562**	784,820
Income tax liabilities	**27,467**	24,205
Provisions	**24,254**	27,163
Short-term debt and current portion of long-term debt	**5,850**	2,688
	970,133	838,876
Total Equity and Liabilities	**2,540,853**	2,437,291

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex III
Statement of Changes in Equity
(including appropriation of net result of 2005)

(in € thousands)	Attributable to equity holders							
	Share capital	Share premium	Other reserves	Retained earnings	Equity component conv. bond	Total equity	Minority equity	Total
Balance at 1 January 2005	619,309	38,849	(35,217)	26,428	-	649,369	1	649,370
Changes in equity for the period 1 January 2005 – 31 December 2005								
Exchange differences on translation foreign operations	-	-	48,227	-	-	48,227	-	48,227
Cash flow hedges: Net gains/(losses) on cash flow hedges	-	-	52	-	-	52	-	52
Net income / (loss) recognised directly in equity	-	-	48,279	-	-	48,279	-	48,279
Profit / (loss) for the period	-	-	-	(57,992)	-	(57,992)	-	(57,992)
Total recognised income and expense for the period	-	-	48,279	(57,992)	-	(9,713)	-	(9,713)
Equity share options issued to employees	-	-	1,130	-	-	1,130	-	1,130
Exercise of equity share options	120	71	(191)	-	-	-	-	-
Dividends	-	-	-	-	-	-	(1)	(1)
Equity element of convertible bonds	-	-	-	28,425	61,740	90,165	-	90,165
Balance at 31 December 2005	619,429	38,920	14,001	(3,139)	61,740	730,951	-	730,951

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex IV
Consolidated Statement of Cash Flows

(in € thousands)	**2005**	2004
Operating Activities		
Operating profit / (loss)	**43,161**	(17,548)
Adjusted for:		
Depreciation and amortization	**46,002**	52,151
Impairment losses	**32,021**	39,589
Other non-cash movements	**2,046**	(51,776)
Increase / (decrease) in provisions	**(10,662)**	(10,678)
Changes in working capital:		
- Inventories	**(27,771)**	(3,943)
- Receivables	**(60,274)**	(25,207)
- Trade and other creditors	**86,148**	65,155
Operating cash flow	**110,671**	47,743
Interest received	**4,080**	3,593
Dividends received from associates	**66**	3,700
Interest paid and similar charges	**(74,128)**	(87,092)
Taxes paid	**(7,628)**	(11,500)
Net Cash from / (used in) Operating Activities	**33,061**	(43,556)
Investing Activities		
Purchase of property, plant and equipment	**(28,033)**	(19,779)
Proceeds from sale of property, plant and equipment	**3,511**	8,716
Purchase of intangible assets	**(5,225)**	(8,484)
Acquisitions of subsidiaries, net of cash acquired	**413**	(4,350)
Divestments of / (investments in) subsidiaries, participations and other investments	**15,094**	94,409
Other investments and changes in receivables – net	**(683)**	1,370
Net Cash from / (used in) Investing Activities	**(14,923)**	71,882
Financing Activities		
Proceeds from long-term loans and similar instruments	**135,000**	585,572
Repayments of long-term loans and similar instruments	**(169,936)**	(876,490)
Payments of obligations under finance lease	**(16,305)**	(12,164)
Proceeds from issue of shares	**-**	439,944
Dividend to minority interests	**(1)**	-
Increase / (decrease) in other non current liabilities	**(247)**	(138)
Increase / (decrease) in bank overdrafts	**3,218**	(233,896)
Net Cash from / (used in) Financing Activities	**(48,271)**	(97,172)
Net increase in Cash and Cash Equivalents	**(30,133)**	(68,846)

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex IV (continued)
Consolidated Statement of Cash Flows

(in € thousands)	**2005**	2004
Change in Cash and Cash Equivalents		
At 1 January	**113,915**	198,530
Net increase/(decrease) in cash and cash equivalents	**(30,133)**	(68,846)
Currency translation effects	**1,760**	(15,769)
At 31 December	**85,542**	113,915

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex V
Free Cash Flow Reconciliation

(in € thousands)	**2005**	2004
Free cash flow reconciliation		
EBITDA before exceptional items	**133,645**	64,727
Changes in working capital	**(1,897)**	36,005
Net interest and similar charges	**(70,048)**	(83,499)
Exceptional cash flow (before divestments / acquisitions)	**(22,138)**	(50,181)
Other cash from/ (used in) operating activities	**(6,501)**	(10,608)
Net cash from/ (used in) operating activities	**33,061**	(43,556)
Purchase of property, plant & equipment and intangible assets	**(33,258)**	(28,263)
Proceeds from sale of property, plant & equipment	**3,511**	8,716
Free cash flow (before divestments / acquisitions)	**3,314**	(63,103)
Cash flow from divestments / acquisitions	**15,507**	90,059
Free cash flow (after divestments / acquisitions)	**18,821**	26,956

Annex VI
Reconciliation from IFRS to Hagemeyer performance measures

Group

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	5,594,616		Net Revenue	5,594,616	5,426,745
Gross profit	1,300,726	2,431	Gross profit before exceptional items	1,303,157	1,256,983
Operating expenses	(1,267,316)	50,252	Operating expenses before exceptional items	(1,217,064)	(1,247,523)
Other operating income / (expense)	9,751	(8,202)	Other operating income / (expense) before exceptional items	1,549	3,116
Operating result	43,161	44,481	Operating result before exceptional items	87,642	12,576

PPS Total (including corporate and other costs)

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	5,193,153		Net Revenue	5,193,153	4,988,397
Gross profit	1,176,839	2,225	Gross profit before exceptional items	1,179,064	1,124,884
Operating expenses	(1,154,705)	41,887	Operating expenses before exceptional items	(1,112,818)	(1,139,344)
Other operating income / (expense)	1,784	(738)	Other operating income / (expense) before exceptional items	1,046	2,206
Operating result	23,918	43,374	Operating result before exceptional items	67,292	(12,253)

PPS Europe

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	3,448,916		Net Revenue	3,448,916	3,334,069
Gross profit	788,177	2,225	Gross profit before exceptional items	790,402	748,617
Operating expenses	(767,478)	44,095	Operating expenses before exceptional items	(723,383)	(751,600)
Other operating income / (expense)	822		Other operating income / (expense) before exceptional items	822	1,180
Operating result	21,521	46,320	Operating result before exceptional items	67,841	(1,803)

PPS North America

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	1,307,024		Net Revenue	1,307,024	1,192,258
Gross profit	285,103		Gross profit before exceptional items	285,103	272,455
Operating expenses	(260,407)	(9,431)	Operating expenses before exceptional items	(269,838)	(263,947)
Other operating income / (expense)	(520)		Other operating income / (expense) before exceptional items	(520)	249
Operating result	24,177	(9,431)	Operating result before exceptional items	14,746	8,757

PPS Asia-Pacific

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	437,213		Net Revenue	437,213	462,070
Gross profit	103,558		Gross profit before exceptional items	103,558	103,812
Operating expenses	(94,404)	(459)	Operating expenses before exceptional items	(94,863)	(99,652)
Other operating income / (expense)	1,398	(1,410)	Other operating income / (expense) before exceptional items	(12)	(33)
Operating result	10,552	(1,869)	Operating result before exceptional items	8,683	4,127

ACE

Income statement under IFRS	2005	Charged to Exceptional Items 2005	Income statement excluding exceptional items	2005	2004
Net Revenue	401,463		Net Revenue	401,463	438,349
Gross profit	123,888	206	Gross profit before exceptional items	124,094	132,100
Operating expenses	(113,027)	8,367	Operating expenses before exceptional items	(104,660)	(110,199)
Other operating income / (expense)	1,698	(1,197)	Other operating income / (expense) before exceptional items	501	475
Operating result	12,559	7,376	Operating result before exceptional items	19,935	22,376

Annex VII
Consolidated Profit and Loss Account

(in € thousands)	FY 2005	HY2[1] 2005	HY1[1] 2005	FY 2004	HY2[1] 2004	HY1[1] 2004
Net Revenue	5,594,616	2,954,252	2,640,364	5,426,745	2,781,540	2,645,205
Cost of sales	4,291,459	2,263,145	2,028,314	4,169,762	2,141,759	2,028,003
Gross Profit	1,303,157	691,107	612,050	1,256,983	639,781	617,202
Operating expenses	(1,217,064)	(612,799)	(604,265)	(1,247,523)	(606,489)	(641,034)
Other operating income - net	1,549	610	939	3,116	1,766	1,350
Operating Profit / (Loss) before exceptional items	87,642	78,918	8,724	12,576	35,058	(22,482)
Exceptional items	(44,481)	(12,305)	(32,176)	(30,124)	33,870	(63,994)
Share in results of ass. comp.	2,596	1,567	1,029	9,089	4,015	5,074
Financial expense – net	(91,317)	(60,053)	(31,264)	(106,043)	(29,570)	(76,473)
Fair value adj. conv. bonds	*(20,295)*	*(34,745)*	*14,450*	*(8,130)*	*11,265*	*(19,395)*
Other financial expenses	*(71,022)*	*(25,308)*	*(45,714)*	*(97,913)*	*(40,835)*	*(57,078)*
Profit / (Loss) before Taxes	(45,560)	8,127	(53,687)	(114,502)	43,373	(157,875)
Taxes	(12,432)	(7,628)	(4,804)	(26,052)	(16,537)	(9,515)
Current taxes	*(15,697)*	*(6,337)*	*(9,360)*	*(6,157)*	*(1,179)*	*(4,977)*
Deferred taxes	*3,265*	*(1,291)*	*4,556*	*(19,895)*	*(15,358)*	*(4,538)*
Minority interest	0	0	0	(117)	(116)	(1)
Net result before fair value adj. on convertible bonds	(37,697)	35,244	(72,941)	(132,541)	15,455	(147,996)
Net result	(57,992)	499	(58,491)	(140,671)	26,720	(167,391)

[1] no audit was performed on half-year figures

Annex VIII
Summary Organic Revenue Growth

Organic revenue growth	Same number of working day basis							Unadjusted for working days						
	FY 2005	HY2 2005	Q4 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005	**FY 2005**	HY2 2005	Q4 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005
PPS Europe	**4.9%**	**5.1%**	**7.1%**	**3.2%**	**4.6%**	**3.6%**	**5.3%**	**4.3%**	**4.2%**	**4.8%**	**3.4%**	**4.5%**	**7.2%**	**1.7%**
Germany	4.9%	6.9%	8.2%	5.8%	2.6%	3.3%	1.8%	3.6%	4.5%	3.3%	5.8%	2.6%	6.7%	-1.4%
UK	0.5%	0.4%	1.1%	-0.2%	0.6%	-0.2%	1.3%	-0.3%	-0.3%	-0.5%	-0.2%	-0.2%	3.1%	-3.4%
Other Europe	7.8%	7.2%	10.0%	4.4%	8.2%	6.2%	10.1%	7.7%	6.9%	8.9%	4.8%	8.7%	10.1%	7.1%
PPS North America	**8.3%**	**10.5%**	**11.2%**	**9.8%**	**5.8%**	**7.2%**	**4.2%**	**8.6%**	**11.1%**	**12.3%**	**9.9%**	**5.9%**	**7.6%**	**4.0%**
of which USA	7.7%	10.3%	11.1%	9.4%	4.8%	5.9%	3.7%	8.1%	11.2%	13.0%	9.4%	4.8%	5.9%	3.7%
PPS Asia Pacific	**2.0%**	**1.9%**	**1.8%**	**1.9%**	**1.4%**	**0.1%**	**4.1%**	**1.7%**	**2.5%**	**2.9%**	**2.1%**	**0.8%**	**4.0%**	**-2.6%**
PPS Total	**5.4%**	**6.2%**	**7.7%**	**4.8%**	**4.5%**	**4.1%**	**4.9%**	**5.1%**	**5.7%**	**6.5%**	**4.9%**	**4.5%**	**7.0%**	**1.9%**
Agencies / CE	**-4.4%**	**2.8%**	**10.2%**	**-3.7%**	**-12.4%**	**-18.5%**	**-4.8%**	**-4.3%**	**2.6%**	**8.5%**	**-3.5%**	**-12.1%**	**-15.5%**	**-7.6%**
Total Group	**4.7%**	**5.9%**	**7.9%**	**4.1%**	**3.3%**	**2.3%**	**4.3%**	**4.4%**	**5.5%**	**6.7%**	**4.3%**	**3.2%**	**5.1%**	**1.2%**

Organic revenue growth	Same number of working day basis							Unadjusted for working days						
	FY 2004	HY2 2004	Q4 2004	Q3 2004	HY1 2004	Q2 2004	Q1 2004	**FY 2004**	HY2 2004	Q4 2004	Q3 2004	HY1 2004	Q2 2004	Q1 2004
PPS Europe	**3.3%**	**3.6%**	**4.3%**	**2.9%**	**2.9%**	**4.9%**	**0.9%**	**4.3%**	**4.6%**	**5.8%**	**3.3%**	**4.1%**	**6.6%**	**1.6%**
Germany	-7.9%	-6.3%	-2.7%	-10.0%	-9.6%	-13.1%	-6.2%	-6.5%	-4.1%	0.4%	-8.6%	-8.9%	-10.1%	-7.7%
UK	4.6%	3.7%	2.4%	4.9%	5.6%	9.4%	2.1%	5.1%	3.7%	2.4%	4.9%	6.5%	9.4%	3.8%
Other Europe	9.3%	9.6%	9.5%	9.6%	9.0%	13.1%	4.8%	10.6%	10.4%	11.1%	9.7%	10.7%	14.9%	6.3%
PPS North America	**3.7%**	**5.8%**	**6.0%**	**5.9%**	**1.6%**	**2.2%**	**1.0%**	**3.7%**	**5.3%**	**4.5%**	**6.1%**	**2.2%**	**1.8%**	**2.5%**
of which USA	4.6%	7.4%	6.5%	8.2%	1.9%	3.1%	0.6%	4.6%	6.6%	4.8%	8.2%	2.7%	3.1%	2.2%
PPS Asia Pacific	**1.4%**	**4.8%**	**4.1%**	**2.4%**	**-2.3%**	**1.6%**	**-6.3%**	**0.4%**	**2.0%**	**2.7%**	**1.4%**	**-1.2%**	**1.9%**	**-4.4%**
PPS Total	**3.2%**	**4.2%**	**4.7%**	**3.5%**	**2.1%**	**3.9%**	**0.2%**	**3.8%**	**4.5%**	**5.2%**	**3.8%**	**3.1%**	**4.9%**	**1.3%**
Agencies / CE								**0.5%**	**-2.7%**	**-8.4%**	**4.3%**	**3.9%**	**8.6%**	**-1.0%**
Total Group								**3.5%**	**3.9%**	**4.0%**	**3.8%**	**3.2%**	**5.2%**	**1.1%**

For an explanation of financial definitions please see the Glossary of Terms in Annex XVII.

Annex IX
Variance analysis by PPS region

Net revenue development

(in € millions)	Net revenue		Variance	Organic Growth	Divestments/ acquisitions	FX Effect
	2005	2004				
PPS Europe	**3,449**	3,334	**115**	143	(19)	(9)
PPS North America	**1,307**	1,192	**115**	103	4	8
PPS Asia-Pacific	**437**	462	**(25)**	7	(48)	16
PPS Total	**5,193**	4,988	**205**	253	(63)	15

Gross profit

(in € millions)	Gross profit		Variance	Underlying movement	Divestments/ acquisitions	FX Effect
	2005	2004				
PPS Europe	**790**	749	**41**	45	(2)	(2)
PPS North America	**285**	272	**13**	11	0	2
PPS Asia-Pacific	**104**	104	**0**	6	(9)	3
PPS Total	**1,179**	1,125	**54**	62	(11)	3

Operating expenses

(in € millions)	Operating expenses		Variance	Underlying movement	Inflation related	Divestments/ acquisitions	FX Effect
	2005	2004					
PPS Europe	**723**	751	**(28)**	(29)	12	(8)	(3)
PPS North America	**270**	264	**6**	(3)	7	0	2
PPS Asia-Pacific	**95**	100	**(5)**	(2)	1	(7)	3
Corporate	**25**	24	**1**	0	1	0	0
PPS Total	**1, 113**	1,139	**(26)**	(34)	21	(15)	2

Operating result

(in € millions)	Operating result		Variance	Underlying movement	Divestments/ Acquisitions	FX Effect
	2005	2004				
PPS Europe	**68**	(2)	**70**	62	6	2
PPS North America	**15**	9	**6**	7	0	(1)
PPS Asia-Pacific	**9**	4	**5**	7	(2)	0
Corporate	**(25)**	(23)	**(2)**	(2)	0	0
PPS Total	**67**	(12)	**79**	74	4	1

Annex X
Analysis of Exceptional Items

Net exceptional charges for 2005 amounted to € 44.5 million. This charge consists of:

(€ 38.5 million)	Exceptional items related to the UK, mainly restructuring of logistics (vacating Runcorn NDC, vehicle termination costs, impairment of assets, staff redundancies) and impairment of intangible fixed assets.
(€ 8.9 million)	Exceptional items related to vacant property leases and book gains and losses on sale of property, plant and equipment
(€ 6.9 million)	Exceptional items related to other impairments of assets
(€ 4.3 million)	Exceptional items related to other headcount reduction programmes
(€ 1.7 million)	Various other exceptional items
€ 7.6 million	Exceptional items related to regulatory and risk management items (mainly a reduction of Silicosis provision in the USA)
€ 8.2 million	Result on sale of subsidiaries and participations
(€ 44.5 million)	**Total net exceptional charges**

Annex XI
Net financial income / (expenses)

(in € millions)	**2005**	2004
Net interest income / (expense)	**(31.1)**	(46.7)
Coupon payments subordinated convertible bonds	**(12.2)**	(8.8)
Net interest expense as in covenant definition	**(43.3)**	(55.5)
Gain / (Loss) on foreign exchange	**2.9**	2.5
Make whole payment	**(7.5)**	(11.8)
Bank charges	**(8.8)**	(10.4)
Interest expense finance lease	**(9.3)**	(10.5)
Other financial income / (expense)	**6.4**	(6.8)
Interest accrual on subordinated convertible bonds	**(8.1)**	(3.9)
Amortisation of capitalised financing expenses	**(3.1)**	(1.8)
Fair value gain / (loss) financial instruments	**(0.2)**	0.3
Fair value adjustment on conversion option of subordinated convertible bonds	**(20.3)**	(8.1)
Net financial income / (expense)	**(91.3)**	(106.0)

Annex XII
Analysis of impact IFRS application

A brief explanation of how the transition from Dutch GAAP to IFRS has affected Hagemeyer's financial position and performance is set out below:

Reconciliation at January 1, 2004 (date of transition to IFRS)

(€ 000)	Notes	Dutch GAAP	Effect of transition	IFRS
ASSETS				
Intangible assets	1	585,095	(4,397)	580,698
Property, plant and equipment	2	185,125	73,011	258,136
Financial assets	3	65,556	13,619	79,175
Deferred tax assets		44,712	4,724	49,436
Retirement benefit asset		-	333	333
Inventories		615,422	(1,614)	613,808
Trade and other receivables		909,022	5,668	914,690
Cash and cash equivalents		198,530	-	198,530
Total Assets		**2,603,462**	**91,344**	**2,694,806**
EQUITY AND LIABILITIES				
Equity				
Share capital	4	162,215	(30,864)	131,351
Other reserves	5	380,287	(150,940)	229,347
		542,502	(181,804)	360,698
Minority interest		59	1	60
Liabilities				
Subordinated debt		150,000	-	150,000
Provisions	6	160,012	(8,007)	152,005
Retirement benefits obligation	7	35,224	96,184	131,408
Bank debt		974,127	3,311	977,438
Finance lease obligations	8	-	126,949	126,949
Deferred tax liabilities	6	-	9,383	9,383
Trade and other payables	9	716,712	14,463	731,175
Income tax liabilities		23,503	-	23,503
Other	4	1,323	30,864	32,187
		2,060,901	273,147	2,334,048
Total liabilities and equity		**2,603,462**	**91,344**	**2,694,806**

Notes to the reconciliation at January 1, 2004:

1. € 4 million of goodwill relating to associates was reclassified to financial assets.
2. An additional € 73 million of assets financed through finance leases was capitalised.
3. € 10 million of finance lease receivables was recorded as Financial assets and € 4 million goodwill reclassified from Intangible assets.
4. Cumulative preference share capital was reclassified from equity to other long-term liabilities.
5. The net effect of all IFRS adjustments was adjusted to retained earnings and a reserve of € 0.1 million was formed related to share-based payments.
6. The existing deferred tax liabilities were reclassified from provisions to a separate line. In addition, the tax effects of other adjustments were included in deferred tax liabilities.
7. Obligations for defined benefit plans were recorded on balance sheet.
8. Obligations arising out of finance leases were recorded on balance sheet.
9. Trade and other payables increased mainly due to the inclusion of current finance lease obligations.

Reconciliation at December 31, 2004 (date of last Dutch GAAP financial statements)

(€ 000)	Notes	Dutch GAAP	Effect of transition	IFRS
ASSETS				
Intangible assets	1	495,724	25,471	521,195
Property, plant and equipment	2	147,241	81,798	229,039
Financial assets		42,761	667	43,428
Deferred tax assets		23,126	3,512	26,638
Retirement benefit asset	3	-	2,500	2,500
Inventories		591,877	(1,604)	590,273
Trade and other receivables		905,588	4,715	910,303
Cash and cash equivalents		113,915	-	113,915
Total Assets		**2,320,232**	**117,059**	**2,437,291**
EQUITY AND LIABILITIES				
Equity				
Share capital		619,309	-	619,309
Other reserves	4	158,543	(128,483)	30,060
		777,852	(128,483)	649,369
Minority interest		-	1	1
Liabilities				
Subordinated debt	5	150,000	12,070	162,070
Provisions	6	124,714	(10,515)	114,199
Retirement benefits obligation	3	35,344	94,256	129,600
Bank debt		439,210	2,500	441,710
Finance lease obligations	7	-	119,884	119,884
Deferred tax liabilities	6	-	10,352	10,352
Trade and other payables	8	767,826	16,994	784,820
Income tax liabilities		24,205	-	24,205
Other long-term liabilities		1,081	-	1,081
		1,542,380	245,541	1,787,921
Total liabilities and equity		**2,320,232**	**117,059**	**2,437,291**

Notes to the reconciliation at December 31, 2004:

1. € 31 million of goodwill is no longer amortised and € 4 million goodwill relating to associates was reclassified to financial assets.
2. An additional € 82 million of assets financed through finance leases has been capitalised.
3. Obligations, and assets where applicable, for defined benefit plans were recorded on balance.
4. The net effect of all IFRS adjustments was adjusted to retained earnings and a reserve was formed for share-based payments.
5. The liability component of the convertible bond issued in the course of 2004 was discounted to present value at market interest rate. The option component was included in liabilities at fair value.
6. The existing deferred tax liabilities were reclassified from provisions to a separate line. In addition, the tax effects of other adjustments were included in deferred tax liabilities.
7. Obligations arising out of finance leases were recorded on balance sheet.
8. Trade and other payables increased mainly due to the inclusion of current finance lease obligations.

Reconciliation of profit and loss for the year ended December 31, 2004

(EUR 000)	Notes	Dutch GAAP	Effect of transition	IFRS
Revenue		5,426,745	-	5,426,745
Cost of sales	1	(4,186,029)	11,587	(4,174,442)
Exceptional cost of sales	1	(4,681)	4,681	-
Gross profit		1,236,035	16,268	1,252,303
Operating expenses	2	(1,244,693)	(75,559)	(1,20,252)
Exceptional operating expenses	3	(27,475)	27,475	-
Goodwill amortisation	4	(31,008)	31,008	-
		(67,141)	(808)	(67,949)
Other operating income - net	5	2,552	47,849	50,401
Operating Loss		**(64,589)**	**47,041**	**(17,548)**
Share in results of associated companies		9,089	-	9,089
Financial expense - net	6	(83,633)	(22,410)	(106,043)
Loss before Taxes		**(139,133)**	**24,631**	**(114,502)**
Taxes		(24,817)	(1,235)	(26,052)
		(163,950)	23,396	(140,554)
Minority interest		(117)	-	(117)
Net Loss		**(164,067)**	**23,396**	**(140,671)**
Basic earnings per share	7	**(0.34)**	0.04	(0.30)
Diluted earnings per share	7	**(0.30)**	-	(0.30)

Notes to the reconciliation of profit and loss for the year 2004:

1. Exceptional cost of sales has been reclassified to cost of sales. In addition, some advertising and promotion contributions from suppliers were reclassified from operating expenses to cost of sales.
2. Operating expenses increased due to the reclassification of some advertising and promotion contributions from suppliers to cost of sales and the inclusion of exceptional operating expenses (excluding the result on sale of subsidiaries). Operating expenses decreased as a result of a reclassification of financial lease expenses to financial expenses.
3. Exceptional operating expenses have been reclassified to operating expenses and other operating income.
4. Goodwill is no longer amortised.
5. The result on sale of subsidiaries and investments was reclassified from exceptional operating expenses to other operating income.
6. The option component of the convertible bond was re-valued to fair value through profit and loss (€ 8 million loss). The remainder of the increase was mainly due to the impact of finance leases.
7. Due to the change in result after tax, basic earnings per share increased by € 0.04. As the effect of a potential future increase in the total number of shares is not dilutive in the net loss situation under IFRS, diluted earnings were equal to basic earnings per share.

Annex XIII
Adjustments of published unaudited IFRS figures

After publications of the Half-Year Report 2005 (press release dated 26 August 2005), adjustments have been made to the unaudited IFRS figures published in this report in order to achieve and maintain full compliance with IFRS.

	HY1 2005			HY1 2004		
in € thousands	Press release 26/08/2005	Adjustments	Adjusted IFRS Income Statement	Press release 26/08/2005	Adjustments	Adjusted IFRS Income Statement
Net Revenue	2,640,364	(0)	**2,640,364**	2,645,205	(0)	**2,645,205**
Cost of sales	2,038,251	(8,144)	**2,030,107**	2,040,437	(9,022)	**2,031,415**
Gross Profit	602,113	8,144	**610,257**	604,768	9,022	**613,790**
Operating expenses	(625,567)	(9,079)	**(634,646)**	(694,311)	(7,304)	**(701,615)**
Other operating income-net	938	(1)	**937**	1,350	(1)	**1,349**
Operating Profit / (Loss)	(22,516)	(936)	**(23,452)**	(88,193)	1,717	(86,476)
Share in results in associated companies	1,029	(0)	**1,029**	5,073	1	**5,074**
Financial expense-net	(31,265)	1	**(31,264)**	(76,409)	(64)	**(76,473)**
Profit / (Loss) before Taxes	(52,752)	(935)	**(53,687)**	(159,529)	1,654	**(157,875)**
Taxes	(4,850)	46	**(4,804)**	(9,403)	(112)	**(9,515)**
Net Profit / (Loss) for the period	(57,602)	(889)	**(58,491)**	(168,932)	1,542	**(167,390)**
Minority interest	-	-	-	(1)	(0)	**(1)**
Net Result attributable to equity holders	(57,602)	(889)	**(58,491)**	(168,933)	1,542	**(167,391)**

	30/06/2005			30/06/2004		
in € thousands						
Assets	Press release 26/08/2005	Adjustments	Adjusted IFRS Balance Sheet	Press release 26/08/2005	Adjustments	Adjusted IFRS Balance Sheet
Non-current Assets						
Goodwill	529,636	(4,403)	**525,233**	516,038	(4,373)	**511,665**
Other intangible assets	31,758	0	**31,758**	41,068	(0)	**41,068**
Property, plant & equipment	224,445	(9,225)	**215,220**	256,285	(11,350)	**244,935**
Associates & joint ventures	7,746	6,965	**14,711**	34,670	4,054	**38,724**
Finance lease receivables	4,572	-	**4,572**	9,806	-	**9,806**
Financial assets	21,387	260	**21,647**	39,473	320	**39,793**
Deferred tax assets	27,609	2,906	**30,515**	37,797	3,044	**40,841**
Non current assets held for sale	5,306	(5,306)	-	-	-	-
Retirement benefit asset	138	1,050	**1,188**	357	1,050	**1,407**
	852,597	(7,752)	**844,845**	935,494	(7,255)	**928,239**
Current assets						
Inventories	657,042	179	**657,221**	675,235	(1,640)	**673,595**
Trade receivables	928,201	0	**928,201**	888,803	(0)	**888,803**
Other receivables and prepayments	74,123	(1)	**74,122**	82,130	0	**82,130**
Cash and cash equivalents	101,958	0	**101,958**	132,175	0	**132,175**
	1,761,324	178	**1,761,502**	1,778,343	(1,640)	**1,776,703**
Total Assets	2,613,921	(7,574)	**2,606,347**	2,713,837	(8,895)	**2,704,942**
Equity and Liabilities						
Equity attributable to equity holders						
Share capital	619,429	-	**619,429**	619,309	-	**619,309**
Reserves	24,273	(7,692)	**16,581**	34,034	(9,109)	**24,925**
Minority interest	1	(0)	**1**	64	(0)	**64**
Total equity	643,703	(7,692)	**636,011**	653,407	(9,109)	**644,298**
Non-current Liabilities						
Subordinated convertible bonds:						
- Loan component	230,585	-	**230,585**	128,328	-	**128,328**
- Option component	55,420	-	**55,420**	42,795	-	**42,795**
Provisions	95,285	(5,797)	**89,488**	117,028	879	**117,907**
Retirement benefit obligation	133,875	0	**133,875**	135,258	0	**135,258**
Long-term bank debt	394,301	(0)	**394,301**	617,436	0	**617,436**
Finance lease obligations	117,349	(2,778)	**114,571**	127,875	(1,511)	**126,364**
Deferred tax liabilities	8,676	0	**8,676**	7,417	-	**7,417**
Other non current liabilities	1,150	(0)	**1,150**	1,225	-	**1,225**
	1,036,641	(8,575)	**1,028,066**	1,177,362	(632)	**1,176,730**
Current liabilities						
Trade payables and other current liabilities	877,298	1,954	**879,252**	833,065	611	**833,676**
Current tax payable	28,709	(0)	**28,709**	23,312	(0)	**23,312**
Short-term debt and current portion of long-term d	3,021	0	**3,021**	6,023	(0)	**6,023**
Short-term provisions	24,549	6,739	**31,288**	20,668	235	**20,903**
	933,577	8,693	**942,270**	883,068	846	**883,914**
Total Equity and Liabilities	2,613,921	(7,574)	**2,606,347**	2,713,837	(8,895)	**2,704,942**

Annex XIV

Summary of senior secured credit facility and definitions of main financial terms

As announced on 9 June 2005 Hagemeyer has refinanced its senior secured credit facility with a bank consortium consisting of ABN AMRO Bank, ING Bank, Rabobank and NIBC Bank. This senior secured credit facility of € 615 million was concluded on 14 July 2005 and consists as of 31 December 2005 of a € 492.5 million multi-currency senior working capital facility and a € 113.2 million letter of credit facility. The facility will mature on 5 February 2008.

The interest rate for this credit facility is based on an interest spread over the applicable Interbank Offered Rate. Based on the anticipated reduction of the "Net Senior Debt"/ "EBITDA before exceptional items" ratio the interest spread will decrease progressively below 300 basis points. We ended the year with a spread of 150 basis points.

In February 2006, Hagemeyer agreed with its lenders to change the Net Senior Debt/EBITDA before exceptional items covenant, from a declining to a fixed ratio of maximum 2.50 : 1.00 during the remaining term of the facility. Per the same date for dividend payments this covenant has also been adjusted from 2.75 to 2.50 : 1.00.

Hagemeyer also has to meet an Interest Cover ratio based on EBITDA before exceptional items/total net interest expenses, from at least 1.90 : 1.00 per 31 December 2005 to at least 4.40 : 1.00 per 31 December 2007. The minimum interest covenant for dividend payments has been maintained at 5.00 : 1.00.

Under the senior credit facility the financial covenants and their components have the following meaning:

"Net Senior Debt"	Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances.
"EBITDA before exceptional items"	12 months rolling Operating Profit before depreciation and amortisation, calculated under IFRS rules, but before exceptional items calculated under Dutch GAAP as applied in Hagemeyer's 2004 Annual Accounts.
"Interest Cover"	The ratio of "EBITDA before exceptional items" to "Net Interest Expense".
"Net Interest Expense"	12 months' rolling interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances.

Annex XV
PPS financial objective 2007: 9% ROIC

IFRS Basis (in € millions)	2007 PPS Objective: ROIC ≥ current WACC of 8%						
	FY 2004		FY 2005		2007 Objective [5]		
Net revenue (12 months rolling)	4,988		5,193			*100%*	
Organic revenue growth	*3.2%*		*5.4%*				
Gross profit (12 months rolling)	1,125	*22.6%*	1,179	*22.7%*	*23%*	-	*24%*
Operating expenses [2] (12 months rolling)	(1,137)	*-22.8%*	(1,112)	*-21.4%*		*-20%*	
Operating result (12 months rolling) [3]	(12)	*-0.2%*	67	*1.3%*	*3%*	-	*4%*
Proforma tax charge 26%	3	*0.1%*	(17)	*-0.3%*		*-1%*	
NOPAT	(9)	*-0.2%*	50	*1.0%*	**2%**	-	**3%**
ROIC [1]	**-0.6%**		**3.3%**		**7%**	**-**	**10%**
Avg invested capital [4] (13 months rolling)	1,567	*31.4%*	1,505	*29.0%*	***28%***	-	***29%***
Avg net working capital (13 months rolling)	667	*13.4%*	652	*12.6%*	*12%*	-	*13%*
Avg capitalised goodwill (13 months rolling)	607	*12.2%*	609	*11.7%*		*11%*	
Avg other assets (13 months rolling)	293	*5.9%*	244	*4.7%*		*5%*	
Hagemeyer Factor (rolling GP to avg NWC)	**1.69**		**1.81**		**1.8**	**-**	**2.0**

1 *Net operating profit after taxes, excluding exceptional items / average invested capital*

2 *Including Corporate & Other expenses*

3 *Before exceptional items*

4 *Includes capitalised goodwill (at historic costs, excluding amortisation)*

5 *Assuming 3% - 5% annual revenue growth*

For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

For our ROIC calculation, corporate and other overhead costs have now been fully included in operating expenses. Furthermore, our ROIC objective calculation excludes exceptional items. Goodwill is included in the invested capital base, at historical cost, as capitalised at the time of acquisition of the companies involved and excluding amortisation.

Annex XVI
Specification of average invested capital

in € million	Average goodwill (13 months rolling)		Average other assets (13 months rolling)		Average net working capital (13 months rolling)		Average invested capital (13 months rolling)	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
PPS Europe	191	191	183	206	387	434	761	831
PPS North America	200	201	38	42	215	187	453	430
PPS Asia-Pacific	117	113	16	18	63	63	196	194
Corporate & Other	1	0	7	27	-13	-17	-5	10
PPS Total[1]	**509**	**505**	**244**	**293**	**652**	**667**	**1,405**	**1,465**
Agencies / Consumer Electronics	5	5	6	8	73	89	84	102
ITPS[2]	0	0	0	0	0	1	0	1
Group	**514**	**510**	**250**	**301**	**725**	**757**	**1,489**	**1,568**

[1] The average goodwill comprises of € 609 million capitalised goodwill in the past (2004: € 607 million) and € 100 million amortisation (2004: € 102 million)

[2] This division was divested in 2004

Annex XVII
Glossary of Terms

Average net working capital	Average net working capital as a percentage of 12 months rolling net revenue
Basic earnings per share	Net result per ordinary share based on the average number of shares outstanding during the year, rounded to the nearest € cent
EBITDA	Earnings before interest, tax, depreciation and amortisation of intangible assets
Exceptional items	Income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof
Free cash flow before divestments / acquisitions	Net cash flow from operating activities less net capital expenditures, before divestments and acquisitions of subsidiaries
Gross margin	Gross profit as a percentage of net revenue
Gross profit	Net revenue less cost of sales
Net interest expense	Interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances
Net result per ordinary share	Net result per ordinary share based on the actual number of shares outstanding at the end of the period, rounded to the nearest € cent
Net revenue	Revenue net of sales taxes, discounts, bonuses and rebates
Net senior debt	Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances
Net trading working capital	Inventories and trade receivables, less trade payables
Net working capital	Net trading working capital, other current receivables and pre-payments, less other current liabilities
Number of FTEs	Number of employees expressed as Full Time Equivalent
Operating margin	Operating result before exceptional items as a percentage of net revenue
Operating result	Gross profit less operating expenses plus other operating income
Organic (revenue) growth	Net revenue in the current period at current exchange rates less net revenue in the base period at current exchange rates, adjusted for net revenue from acquired and divested companies.
Organic revenue growth percentage	Organic revenue growth as a percentage of net revenue in the base period at current exchange rates, adjusted for net revenue from companies, divested since the base period, calculated on a same number of working days basis

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX 035 6944396

PERSBERICHT – JAARCIJFERS 2005

Hoofdpunten

- **Resultaten 2005 in lijn met eerder gecommuniceerde vooruitzichten**
  - **Negatief netto resultaat over 2005: € 58 miljoen, verbetering met € 83 miljoen ten opzichte van 2004; positief netto resultaat[1] over tweede halfjaar 2005: € 35 miljoen**
  - **Bedrijfsresultaat (vóór bijzondere posten) over 2005: € 88 miljoen; verbetering met € 76 miljoen ten opzichte van 2004**
  - **Negatief bedrijfsresultaat vóór bijzondere posten in het Verenigd Koninkrijk neemt af met GBP 19 miljoen, van GBP 43 miljoen in 2004 tot GBP 24 miljoen in 2005**
- **Netto omzet 2005: € 5.6 miljard, 4,7% autonome omzetgroei[2] (vierde kwartaal 2005: 7,9%)**
- **Autonome omzetgroei PPS over 2005: 5,4% (4e kwartaal 2005: 7,7%)**
- **Vrije kasstroom vóór desinvesteringen en acquisities: € 3 miljoen positief over 2005 ten opzichte van € 63 miljoen negatief over 2004**
- **PPS gemiddeld netto werkkapitaal als percentage van de omzet verder verbeterd tot 12,6% in 2005 (2004: 13,4%)**
- **Vooruitzichten: positief netto resultaat voor het hele jaar 2006**

Kerngetallen

(x € miljoen)	**2005**	2004	HJ2 2005	HJ2 2004
Netto omzet	**5.595**	5.427	2.954	2.782
EBITDA vóór bijzondere posten	**134**	65	100	61
Bedrijfsresultaat vóór bijzondere posten	**88**	12	79	35
Bijzondere posten	**(45)**	(30)	(12)	34
Bedrijfsresultaat	**43**	(18)	57	69
Netto resultaat vóór reële waarde-aanpassing optiecomponent achtergestelde converteerbare obligaties	**(38)**	(133)	35	15
Netto resultaat	**(58)**	(141)	0	27
Netto resultaat per gewoon aandeel (€)	**(0,11)**	(0,27)	0	0
Vrije kasstroom vóór desinvesteringen en acquisities	**3**	(63)	76	70
Netto senior schuld per 31 december	**(210)**	(329)	(210)	(329)

Rudi de Becker, CEO:

"Wij hebben onze doelstellingen voor 2005 gerealiseerd. Hagemeyer heeft weer een belangrijke stap naar winstgevendheid gezet. De succesvolle afronding van Hagemeyers turnaround is in zicht en wij zijn ons al aan het voorbereiden op de volgende uitdaging, de versnelling van de winstgevende groei op weg naar Hagemeyers volledige potentieel. In 2005 hebben wij op alle belangrijke gebieden aanzienlijke vooruitgang geboekt. De omzetgroei van onze kernactiviteit PPS nam toe van 3,2% in 2004 tot 5,4% in 2005. Wij hebben onze bruto marge verbeterd, de kosten als percentage van de omzet aanzienlijk teruggebracht en de werkkapitaalproductiviteit verder verhoogd. Wij hebben het bedrijfsresultaat vóór bijzondere posten met € 76 miljoen verbeterd ten opzichte van 2004. Alle belangrijke werkmaatschappijen droegen aan deze verbetering bij. De grootste bijdrage kwam van ons bedrijf in het Verenigd Koninkrijk, waar aanzienlijke vooruitgang werd geboekt op weg naar een positief bedrijfsresultaat dat voor 2006 verwacht wordt. Bovendien slaagden wij er in onze financiële positie in 2005 aanzienlijk te versterken. Zoals wij er nu voor staan is er alle reden om er vertrouwen in te hebben dat Hagemeyer over 2006 een positief netto resultaat zal realiseren en wij verwachten dat wij onze doelstelling voor de PPS activiteiten van 9% ROIC in 2007 zullen behalen, als een volgende stap in de richting van Hagemeyers volledige potentieel."

[1] Vóór reële waarde-aanpassing optiecomponent achtergestelde converteerbare obligaties
[2] Gelijk aantal werkdagen
Dit persbericht is een vertaling van de Engelse tekst, die bindend is

GECONSOLIDEERDE OMZET EN RESULTATEN

Kerncijfers (voor buitengewone posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**5.595**	5.427
Autonome groei (op basis van gelijk aantal werkdagen)	**4,7%**	3,5%[1]
Bruto omzetresultaat	**1.303**	1.257
Bruto marge	***23,3%***	*23,2%*
Operationele lasten	**(1.217)**	(1.248)
Operationele lasten als % van de netto omzet	***(21,8%)***	*(23,0%)*
Overige operationele (lasten)/baten	**2**	3
Bedrijfsresultaat	**88**	12
Operationele marge	***1,6%***	*0,2%*
Gemiddeld netto werkkapitaal	**725**	757
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***13,0%***	*14,0%*

[1] niet aangepast voor aantal werkdagen

Waarderingsgrondslagen en IFRS richtlijnen

De geconsolideerde cijfers van Hagemeyer N.V. over de boekjaren 2004 en 2005 zijn gebaseerd op de International Financial Reporting Standards (IFRS) en de interpretaties zoals uitgegeven door het International Financial Reporting Interpretation Committee (IFRIC), zoals van kracht op het moment van de samenstelling van deze jaarcijfers (februari 2006).

Hagemeyer gebruikt bepaalde niet-IFRS begrippen, zoals EBITDA en bijzondere posten omdat dit de transparantie verbetert. De analyse in dit persbericht is gebaseerd op resultaten vóór bijzondere posten. Voor een aansluiting van de cijferopstellingen in dit persbericht naar IFRS cijfers, wordt verwezen naar Bijlage VI. Voor de gebruikte financiële begrippen zie de Verklarende Woordenlijst (Bijlage XVII).

Belangrijke gebeurtenissen in chronologische volgorde

In **maart 2005** rondde Hagemeyer de uitgifte af van € 135 miljoen (nominale waarde) aan achtergestelde converteerbare obligaties. De opbrengst werd gebruikt om senior schuld af te lossen.

Effectief 1 **april 2005** werd Hagemeyer Asia-Pacific Electronics (HAPE) in de regio Azië-Pacific gedesinvesteerd.

In **juli 2005** rondde Hagemeyer de herfinanciering van haar senior krediet-faciliteit af, op dat moment bestaande uit een multi-currency senior werkkapitaal faciliteit van € 500 miljoen en een letter of credit faciliteit van € 115 miljoen tegen gunstiger voorwaarden en met een langere looptijd.

In **oktober 2005** werd de desinvestering van de Fodor (Fuji Film) activiteiten in Nederland afgerond. In dezelfde maand werd Servicom (servicebedrijf voor de consumenten-elektronica activiteiten in Nederland) gedesinvesteerd.

Effectief 1 **december 2005** deed Hagemeyer afstand van haar 'Cash Alternative Election' recht opgenomen in de achtergestelde converteerbare obligaties. Als gevolg daarvan is vanaf die datum geen sprake meer van reële waarde-aanpassingen van het optie-element van de obligaties en de daaraan gerelateerde boekingen via de Winst- en Verliesrekening.

Op 16 **januari 2006** werd de acquisitie van het resterende belang van 50% van de aandelen in EL-Centrum (Polen) afgerond. De resultaten van deze activiteit zullen vanaf die datum worden geconsolideerd.

De **netto omzet over** 2005 bedroeg € 5.595 miljoen (2004: € 5.427 miljoen).

De **autonome groei** voor de Groep was € 235 miljoen. Het percentage autonome groei (op basis van gelijk aantal werkdagen) was 4,7% (tweede halfjaar 2005: 5,9%). Door het netto effect van desinvesteringen en acquisities in 2004 en 2005 nam de netto omzet met € 91 miljoen af. In 2004 werden de niet-kernactiviteiten in Duitsland (detailhandelsactiviteiten), India en de Verenigde Staten gedesinvesteerd en werd Titan Supply in Canada geacquireerd. In 2005 heeft Hagemeyer HAPE in de regio Azië-Pacific gedesinvesteerd en Fodor (Fuji Film) en Servicom, twee ACE gerelateerde activiteiten in Nederland. Wisselkoersmutaties leidden tot een omzetstijging van € 24 miljoen.

Het **bruto omzetresultaat** bedroeg € 1.303 miljoen, een stijging met € 46 miljoen ten opzichte van 2004. De autonome groei van het bruto omzetresultaat bedroeg € 59 miljoen. Het bruto omzetresultaat nam met € 17 miljoen af als gevolg van desinvesteringen en acquisities. Wisselkoersmutaties hadden een positief effect van € 4 miljoen op het bruto omzetresultaat.

De **bruto marge** voor de Groep nam met 10 basispunten toe tot 23,3%. De PPS bruto marge nam toe van 22,6% in 2004 tot 22,7% in 2005; het aandeel van PPS in de omzet steeg van 92% tot 93%. De bruto marge van de ACE activiteiten in 2005 bedroeg 30,9%, een stijging van 0,8% ten opzichte van 2004.

Operationele lasten (vóór bijzondere posten) namen af met € 31 miljoen (van € 1.248 miljoen tot € 1.217 miljoen). Een deel van deze daling is het gevolg van desinvesteringen/ acquisities (€ 24 miljoen); als gevolg van wisselkoersmutaties namen de lasten met € 4 miljoen toe. Inflatie in het algemeen en daarmee verbandhoudende salarisverhogingen resulteerden in hogere operationele lasten (€ 23 miljoen). Deze factoren buiten beschouwing latend bedroeg de onderliggende kostenbesparing € 34 miljoen. Kostenbesparingen verbandhoudende met het terugbrengen van het personeelsbestand bedroegen in 2005 circa € 13 miljoen. Overige kostenbesparingen bedroegen € 21 miljoen en werden voornamelijk gerealiseerd in het Verenigd Koninkrijk.

Het **aantal volledige arbeidsplaatsen** per 31 december 2005 bedroeg 17.209 ten opzichte van 17.680 per 1 januari 2005. Van deze afname met 471 arbeidsplaatsen in 2005 houden er 215 verband met desinvesteringen. Het aantal arbeidsplaatsen bij de gecontinueerde activiteiten daalde met 256, vooral in het Verenigd Koninkrijk en Duitsland. In verband met hogere omzetniveaus werd nieuw personeel aangetrokken bij onze bedrijven in Noord-Amerika, in de regio Nordics en in Spanje.

Mutaties in werkelijk aantal FTE's in de periode

	2005	2004
Begindatum (per 1 januari)	17,680	19,057
Mutaties FTE's in gecontinueerde activiteiten		
PPS Europa	*-335*	*-275*
PPS Noord-Amerika	*118*	*-251*
PPS Azië-Pacific	*-15*	*0*
ACE	*-15*	*-38*
Hoofdkantoor en overige	*-9*	*-26*
	-256	**-590**
Reductie aantal FTE's als gevolg van netto effect van desinvesteringen en acquisities	**-215**	**-787**
Totale mutatie in FTE's in de periode	**-471**	**-1,377**
Einddatum (per 31 december)	**17,209**	**17,680**

Het **bedrijfsresultaat** (vóór bijzondere posten) verbeterde van € 12 miljoen in 2004 tot € 88 miljoen in 2005.

Gedurende 2005 boekte Hagemeyer € 45 miljoen aan **bijzondere lasten**, waarvan € 39 miljoen verband houdt met het Verenigd Koninkrijk, voornamelijk de kosten van de logistieke herstructurering. Een overzicht van de bijzondere posten over 2005 is opgenomen in Bijlage X.

De **netto financiële lasten** over 2005 bedroegen € 91 miljoen (2004: € 106 miljoen) zoals gespecificeerd in Bijlage XI. De afname van de netto rentelasten is toe te schrijven aan een lagere gemiddelde senior schuld, een lagere rente-opslag en de vervanging van senior schuld door achtergestelde converteerbare obligaties. Reële waarde-aanpassingen van de optiecomponent in de achtergestelde converteerbare obligaties leidden in 2005 tot een last van € 20 miljoen. Door afstand te doen van ons 'Cash Alternative Election' recht met betrekking tot deze obligaties is per 1 december 2005 een einde gekomen aan deze reële waarde-aanpassingen.

De post **belasting** bedroeg in 2005 € 12 miljoen (2004: € 26 miljoen). De acute belastinglast was € 15 miljoen in 2005 (2004: € 6 miljoen). De netto mutatie van de latente belastingen in 2005 leidde tot een latente belasting bate van € 3 miljoen in 2005, terwijl in 2004 een latente belastinglast van € 20 miljoen werd opgenomen.

Het **netto resultaat voor reële waarde-aanpassing van de optie component van de achtergestelde converteerbare obligaties** verbeterde met € 95 miljoen van € 133 miljoen negatief in 2004 tot € 38 miljoen negatief in 2005. Over het tweede halfjaar van 2005 was dit bedrag € 35 miljoen positief (tweede halfjaar 2004: € 15 miljoen positief).

Het **netto resultaat** over 2005 was € 58 miljoen negatief (2004: € 141 miljoen negatief).

Het werkelijke aantal **uitstaande aandelen** per 31 december 2005 was 516.191.042.

Het **eigen vermogen** per 31 december 2005 bedroeg € 731 miljoen, een netto toename van € 82 miljoen ten opzichte van 31 december 2004, Dit verschil is toe te schrijven aan het netto verlies van € 58 miljoen in 2005, de herclassificatie van € 90 miljoen van passiva naar eigen vermogen nadat afstand gedaan was van het 'Cash Alternative Election' recht bij onze achtergestelde converteerbare obligaties, de koerswinst van € 48 miljoen op vermogen in buitenlandse activiteiten en de waarde van uitgegeven aandelenopties.

De **vrije kasstroom vóór desinvesteringen en acquisities** was in 2005 € 3 miljoen positief (2004: € 63 miljoen negatief). De verbetering ten opzichte van vorig jaar is het resultaat van een beter bedrijfsresultaat en lagere bijzondere lasten. De vrije kasstroom na desinvesteringen en acquisities was in 2005 € 19 miljoen positief (2004: € 27 miljoen positief).

De **netto senior schuld** van de Groep nam af van € 329 miljoen ultimo 2004 tot € 210 miljoen per 31 december 2005, voornamelijk als gevolg van de uitgifte in maart 2005 van € 135 miljoen (nominale waarde) converteerbare obligaties, aangewend voor het aflossen van netto senior schuld.

Hagemeyer voldeed per 31 december 2005, **volledig aan de financiële convenanten** van haar senior kredietfaciliteit. In februari 2006 kwam Hagemeyer met haar financiers overeen dat het niet langer noodzakelijk was de Netto Senior Schuld/EBITDA vóór bijzondere posten ratio verder terug te brengen na 31 december 2005. De ratio van 2.5 van deze convenant blijft daarom gehandhaafd gedurende de resterende looptijd van de faciliteit. Een overzicht van de senior gesecureerde kredietfaciliteit is opgenomen in Bijlage XIV.

VOORUITZICHTEN

Hagemeyers vooruitzichten voor 2006 en 2007 zijn als volgt:

- Voor het gehele jaar 2006 verwachten wij:
  - een positief netto resultaat te realiseren;
  - minder dan € 20 miljoen aan bijzondere lasten te boeken;
  - een positieve vrije kasstroom vóór desinvesteringen en acquisities te realiseren;
  - te voldoen aan de financiële conventanten van onze senior kredietfaciliteit;
  - een positief bedrijfsresultaat vóór bijzondere lasten in het Verenigd Koninkrijk.

- Voor 2007 blijf de doelstelling voor onze kernactiviteit PPS om een Return on Invested capital (ROIC) van 9% te realiseren ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen de 7% en 10% (zie bijlage XV) en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de bruto marge te realiseren.

DIVIDEND

Gezien het negatieve netto resultaat over 2005 zal over het boekjaar 2005 geen dividend worden uitgekeerd. Bovendien laten de voorwaarden van Hagemeyers bestaande financieringsfaciliteiten op dit moment geen dividenduitkering toe.

JAARVERSLAG / ALGEMENE VERGADERING VAN AANDEELHOUDERS

Hagemeyers Jaarverslag over 2005 zal begin april 2006 beschikbaar zijn. De jaarlijkse Algemene Vergadering van Aandeelhouders zal worden gehouden op vrijdag 28 april 2006 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

Naarden, 28 februari 2006
HAGEMEYER N.V.
Raad van Bestuur

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.

In 2005 realiseerde Hagemeyer een netto omzet van € 5,6 miljard en had circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

PROFESSIONAL PRODUCTS EN SERVICES (PPS) *

Kerncijfers (vóór bijzondere posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**5.193**	4.988
Autonome groei (gelijk aantal werkdagen)	**5,4%**	3,2%
Bruto omzetresultaat	**1.179**	1.125
Bruto marge	***22,7%***	*22,6%*
Operationele lasten	**(1.113)**	(1.139)
Operationele lasten als % van de netto omzet	***(21,4%)***	*(22,8%)*
Overige operationele (lasten)/baten	**1**	2
Bedrijfsresultaat	**67**	(12)
Operationele marge	***1,3%***	*(0,2%)*
Gemiddeld netto werkkapitaal	***652***	*667*
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***12,6%***	*13,4%*

* inclusief hoofdkantoor kosten en overige lasten

Netto omzetontwikkeling per regio

(x € miljoen)	Netto omzet		**Verschil**	Autonome groei	Desinvest./ acquisities	Wisselkoers effect
	2005	2004				
PPS Europa	**3.449**	3.334	**115**	143	(19)	(9)
PPS Noord-Amerika	**1.307**	1.192	**115**	103	4	8
PPS Azië-Pacific	**437**	462	**(25)**	7	(48)	16
PPS Totaal	**5.193**	4.988	**205**	253	(63)	15

De **netto omzet** voor de PPS activiteiten over 2005 bedroeg € 5.193 miljoen (2004: € 4.988 miljoen).

De **autonome groei** was € 253 miljoen, ofwel 5,4% (op basis van een gelijk aantal werkdagen), ten opzichte van 3,2% in 2004. Het netto effect van desinvesteringen en acquisities was € 63 miljoen negatief. Wisselkoersmutaties hadden een positief effect van € 15 miljoen op de omzet. Het percentage autonome groei van de PPS activiteiten versnelde tot 6,2% in het tweede halfjaar en tot 7,7% in het vierde kwartaal, met sterke stijgingen in de regio Nordics, Duitsland, Spanje, Zwitserland en Noord-Amerika. Naar schatting circa 3% van de autonome groei over het jaar is toe te schrijven aan prijsstijgingen, die met name voor kabel producten aanzienlijk waren.

De **bruto marge** van de PPS activiteiten was 22,7%, 10 basispunten beter dan in 2004. De vele initiatieven die gedurende het jaar aan zowel de inkoop-, als de verkoopkant geïmplementeerd werden om de brutomarge te verbeteren, werden enigszins tenietgedaan door een verschuiving in de samenstelling van de klantenbestanden in de regio Nordics en in Noord-Amerika naar grotere klanten die een lagere brutomarge genereren. Anderzijds zijn de brutomarges bij al onze overige grotere werkmaatschappijen verbeterd. Deze verbetering was het duidelijkst in het Verenigd Koninkrijk, Duitsland en Australië. De invloed van Nordics en Noord-Amerika buiten beschouwing latend is de bruto marge van PPS met 100 basispunten verbeterd van 22,8% tot 23,8% in 2005.

De **operationele lasten** (vóór bijzondere posten) na eliminatie van het effect van acquisities en desinvesteringen, wisselkoersmutaties en algemene inflatie en daarmee verbandhoudende salarisverhogingen, namen af met € 34 miljoen. De kostenbesparingen kwamen voort uit een vermindering van het aantal arbeidsplaatsen en lagere vrachtkosten, vooral in het Verenigd Koninkrijk. Deze besparingen werden gedeeltelijk tenietgedaan door een toename van het personeelsbestand in bepaalde regio's, ter ondersteuning van een groei in volumes.

Het **bedrijfsresultaat** (vóór bijzondere posten) was € 67 miljoen positief (2004: € 12 miljoen negatief). Aangepast voor desinvesteringen, acquisities en wisselkoersmutaties, verbeterde het bedrijfsresultaat (vóór bijzondere posten) ten opzichte van 2004 met € 74 miljoen, voornamelijk als gevolg van hogere omzetten en kostenverlagingen.

Het **gemiddelde netto werkkapitaal** als percentage van de omzet verbeterde tot 12,6% (van 13,4% in 2004), voornamelijk als gevolg van een verbetering in handelscrediteuren en voorraden.

PROFESSIONAL PRODUCTS EN SERVICES EUROPA

Kerncijfers (vóór bijzondere posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**3.449**	3.334
Autonome groei (op basis van een gelijk aantal werkdagen)	**4,9%**	3,3%
Bruto omzetresultaat	**790**	749
Bruto marge	***22,9%***	*22,5%*
Operationele lasten	**(723)**	(751)
Operationele lasten als % van de netto omzet	***(21,0%)***	*(22,5%)*
Overige operationele (lasten)/baten	**1**	1
Bedrijfsresultaat	**68**	(2)
Operationele marge	***2,0%***	*(0,1%)*
Gemiddeld netto werkkapitaal	**387**	434
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***11,2%***	*13,0%*

De **netto omzet** over 2005 bedroeg € 3.449 miljoen, ten opzichte van € 3.334 miljoen in 2004.

De **autonome groei** bedroeg € 143 miljoen ofwel 4,9% (op basis van een gelijk aantal werkdagen), ten opzichte van 3,3% voor heel 2004. De autonome groei was 4,6% in het eerste halfjaar van 2005 en versnelde tot 5,1% in het tweede halfjaar. Desinvesteringen en acquisities hadden een negatief effect van € 19 miljoen; wisselkoersmutaties leidden tot een omzetdaling van € 9 miljoen. Vooral Duitsland, waar de negatieve trend van de afgelopen jaren gekeerd werd en er sprake was van een autonome groei van 4,9% (toenemend tot 8,2% in het vierde kwartaal) in een zwakke Duitse markt, was opmerkelijk.

Het **bruto omzetresultaat** nam toe van € 749 miljoen in 2004 tot € 790 miljoen in 2005. De **bruto marge** was 22,9%, een verbetering met 40 basispunten ten opzichte van 2004.

Ten opzichte van 2004 was sprake van een daling van de **operationele lasten** (vóór bijzondere posten) met € 28 miljoen. Van deze daling is € 8 miljoen toe te schrijven aan desinvesteringen en acquisities. Door wisselkoersmutatie namen de operationele lasten met € 3 miljoen af. Inflatie en daarmee verbandhoudende salarisverhogingen resulteerden in een toename van de operationele lasten met € 12 miljoen. De onderliggende kostenbesparing van € 29 miljoen werd met name gerealiseerd in Duitsland en in het Verenigd Koninkrijk.

Het **aantal arbeidsplaatsen** per jaareinde 2005 nam ten opzichte van het vorig jaar met 335 af tot 9.766. Duitsland en het Verenigd Koninkrijk leverden de grootste bijdrage aan het terugbrengen van het aantal arbeidsplaatsen. In de regio Nordics en in Spanje nam het aantal arbeidsplaatsen toe ter ondersteuning van hogere omzetten.

Het **bedrijfsresultaat** (vóór bijzondere posten) verbeterde in 2005 met € 70 miljoen van € 2 miljoen negatief in 2004 tot € 68 miljoen positief. Aangepast voor desinvesteringen en wisselkoersmutaties bedroeg deze verbetering € 62 miljoen.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet verbeterde van 13,0% in 2004 tot 11,2% in 2005. De belangrijkste bijdrage kwam van een verbetering van de betalingscondities aan leveranciers, in het bijzonder in het Verenigd Koninkrijk. Lagere ratios voor voorraden en -in mindere mate- debiteuren hadden ook een positieve invloed.

Verenigd Koninkrijk
In het Verenigd Koninkrijk bedroeg de autonome omzetgroei in 2005 0,5% (op basis van een gelijk aantal werkdagen). In het eerste halfjaar van 2005 was de aandacht vooral gericht op de herstructurering van onze logistiek. Tijdens de implementatie van dit complexe en gevoelige project had omzetgroei niet de grootste prioriteit. Gedurende de tweede helft van het jaar hebben wij ons met name geconcentreerd op het verder stroomlijnen van het juist geherstructureerde logistieke proces, het versterken van het verkoop-

team, het verbeteren van de opleidingsmogelijkheden voor werknemers en het verder verbeteren van de bruto marge en het terugbrengen van de kosten. De combinatie van uitstekende klantenservice, een breder productaanbod, een aanzienlijke uitbreiding van het verkoopteam bij Newey & Eyre en een dynamische verkoopcampagne zal in 2006 naar verwachting leiden tot hernieuwde omzetgroei in het Verenigd Koninkrijk. Een eerste bemoedigend signaal voor de omzetontwikkeling in het Verenigd Koninkrijk was een autonome groei van 1,1% over het vierde kwartaal, toenemend tot 5,1% in januari 2006.

De herstructurering van ons logistieke netwerk, dat wil zeggen de sluiting van het nationale distributiecentrum van Newey & Eyre in Runcorn, het uitrollen van 10 regionale distributiecentra en de herstructurering van het transportnetwerk heeft geresulteerd in een verder verbeterde en stabielere klantenservice, een breder productaanbod, lagere voorraadniveaus en een kostenbesparing op jaarbasis van meer dan € 30 miljoen.

Betere bruto marges en lagere kosten leidden in het Verenigd Koninkrijk tot een verdere verbetering van het bedrijfsresultaat met € 28 miljoen, van € 63 miljoen negatief in 2004 tot € 35 miljoen negatief in 2005.

Wij hebben er vertrouwen in dat de combinatie van hervatte omzetgroei, verdere bruto marge verbetering en verdere kostenverlagingen zal leiden tot een positief bedrijfsresultaat in het Verenigd Koninkrijk in 2006.

In het Verenigd Koninkrijk is ook goede voortgang geboekt met de verbetering van het werkkapitaalbeheer. Het gemiddelde netto werkkapitaal als percentage van de netto omzet nam af van 16,0% in 2004 tot 12,7% in 2005.

Het management team in het Verenigd Koninkrijk is aanzienlijk versterkt met de benoeming van een nieuwe CEO en een aantal nieuwe managers in sleutelposities.

Duitsland
Na drie jaar van dalende omzetten was het hervatten van de omzetgroei een belangrijke doelstelling voor 2005. De negatieve autonome omzetgroei van 7.9% van 2004 werd gekeerd: de autonome groei (op basis van een gelijk aantal werkdagen) over 2005 was 4,9% positief.

Dit was met name opmerkelijk omdat de markt voor elektrotechnische groothandel in Duitsland in 2005 bleef teruglopen. Hagemeyer Duitsland heeft gedurende het hele jaar 2005 marktaandeel teruggewonnen. De autonome omzetgroei nam toe tot 8,2% in het vierde kwartaal. Zowel het C&I segment als het industriële segment hebben aan de omzetgroei bijgedragen. Gedurende 2005 werden verschillende nieuwe grote industriële klanten binnengehaald.

Als gevolg van hernieuwde omzetgroei, in combinatie met betere bruto marges en verdere kostenverlagingen werd het negatieve bedrijfsresultaat van 2004 omgezet in een positief bedrijfsresultaat in 2005.

Hagemeyer Duitsland bleef een van onze beste spelers op het gebied van werkkapitaalbeheer met een gemiddeld netto werkkapitaal als percentage van de netto omzet ratio van 9,7%.

Nordics
De regio Nordics realiseerde in 2005 een autonome omzetgroei van 8,2% (op basis van een gelijk aantal werkdagen). Een daling in de omzet in telecom in het tweede halfjaar werd grotendeels gecompenseerd door sterke omzetten aan de bouw en aan nutsbedrijven.

De bruto marges daalden enigszins als gevolg van de bovengemiddelde groei van verkopen aan nutsbedrijven die een lagere marge genereren. Dit werd meer dan gecompenseerd door een verbetering van de kosten als percentage van de omzet, wat leidde tot een verdere verbetering van de winstgevendheid ten opzichte van 2004.

Ook de ontwikkeling van de ondernemingen in opkomende markten, te weten China, Rusland en de Baltische Staten, die onder de regio Nordics vallen, was positief in 2005.

Spanje
Met een autonome omzetgroei (op basis van een gelijk aantal werkdagen) van 9,8% overtrof onze Spaanse onderneming de nog steeds hoge groei van de Spaanse markt in 2005. De markten voor zowel woningbouw als bedrijfshuisvesting bleven sterk. Ook de opening van nieuwe verkoopkantoren droeg bij aan de omzetgroei.

PROFESSIONAL PRODUCTS EN SERVICES NOORD-AMERIKA

Kerncijfers (vóór bijzondere posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**1.307**	1.192
Autonome groei (op basis van gelijk aantal werkdagen)	**8,3%**	3,7%
Bruto omzetresultaat	**285**	272
Bruto marge	***21,8%***	*22,9%*
Operationele lasten	**(270)**	(264)
Operatonele lasten als % van de omzet	***(20,7%)***	*(22,1%)*
Overige operationele (lasten)/baten	**0**	0
Bedrijfsresultaat	**15**	9
Operationele marge	***1,1%***	*0,7%*
Gemiddel netto werkkapitaal	**215**	187
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***16,4%***	*15,7%*

De **netto omzet** over 2005 bedroeg € 1.307 miljoen, een stijging van € 115 miljoen ten opzichte van het vorig jaar.

De **autonome groei** bedroeg € 103 miljoen, ofwel 8,3% (op basis van een gelijk aantal werkdagen). Als gevolg van het netto effect van acquisities en desinvesteringen steeg de omzet met € 4 miljoen. Wisselkoersmutaties hadden een positief effect van € 8 miljoen.

In de **Verenigde Staten** was sprake van 7,7% autonome groei over 2005. De groei nam toe van 4,8% in het eerste halfjaar tot 10,3% in het tweede halfjaar. In het vierde kwartaal bedroeg de omzetstijging 11,1%. Dit hoge groeipercentage was het gevolg van een sterke markt in de Verenigde Staten, zowel in C&I als in het industriële segment, het winnen van een aantal belangrijke integrated supply contracten met grote klanten en het versterken van onze verkooporganisatie. Er was sprake van sterke omzetten in de metaalindustrie, zware machinerieën en de petrochemische industrie. Lagere omzetten aan sommige klanten in de automobielindustrie werden ruimschoots gecompenseerd door het winnen van nieuwe klanten in dit segment.

De **bruto marge** in de regio Noord-Amerika daalde van 22,9% in 2004 tot 21,8% in 2005. De daling vond plaats in al onze markten in deze regio en werd veroorzaakt door een verschuiving in de samenstelling van het klantenbestand en de activiteitenportefeuille, waarbij sprake was van een sterke omzetgroei aan grote klanten die een lagere marge genereren en door een aanpassing van de voorraadvoorziening na een herwaardering van de voorraden.

De **operationele lasten** namen toe van € 264 miljoen in 2004 tot € 270 miljoen in 2005. Het effect van acquisities en desinvesteringen was verwaarloosbaar. Wisselkoersmutaties leidden tot een toename van € 2 miljoen. Inflatie en daaraan gerelateerde salarisverhogingen hadden een negatief effect van € 7 miljoen. De onderliggende kostenverlaging van € 3 miljoen werd gerealiseerd door algemene kostenbesparingen in alle gebieden.

Het **aantal arbeidsplaatsen** in Noord-Amerika nam toe met 118. Nieuwe medewerkers werden aangetrokken voor het Amerikaanse verkoopteam in de Verenigde Staten en in Canada en Mexico in verband met het hogere activiteitenniveau.

Het **bedrijfsresultaat** (vóór bijzondere posten) voor de regio Noord-Amerika verbeterde van € 9 miljoen tot € 15 miljoen in 2005. Het effect van acquisities en desinvesteringen en van wisselkoersmutaties was niet significant.

Het **gemiddelde netto werkkapitaal** als percentage van de netto omzet steeg naar 16,4%, (2004: 15,7%). Als gevolg van het binnenhalen van grote nieuwe integrated supply klanten moest opslag op locatie van de klant worden overgenomen. Dit resulteerde in hogere voorraadniveaus.

PROFESSIONAL PRODUCTS EN SERVICES AZIË-PACIFIC

Kerncijfers (vóór bijzondere posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**437**	462
Autonome groei (op basis van gelijk aantal werkdagen)	**2,0%**	1,4%
Bruto omzetresultaat	**104**	104
Bruto marge	***23,7%***	*22,5%*
Operationele lasten	**(95)**	(100)
Operatonele lasten als % van de netto omzet	***(21,7%)***	*(21,6%)*
Overige operationele (lasten)/baten	**0**	0
Bedrijfsresultaat	**9**	4
Operationele marge	***2,0%***	*0,9%*
Gemiddeld netto werkkapitaal	**63**	63
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***14,4%***	*13,7%*

De **netto omzet** over 2005 bedroeg € 437 miljoen, ten opzichte van € 462 miljoen in 2004.

De **autonome groei** bedroeg € 7 miljoen. Het percentage autonome groei (op basis van een gelijk aantal werkdagen) in 2005 was 2,0% (2004: 1,4%). Desinvesteringen hadden een negatief effect op de netto omzet van € 48 miljoen; het effect van wisselkoersmutaties was € 16 miljoen positief.

De omzetgroei in **Australië** kwam voornamelijk uit prijsstijgingen als gevolg van hogere grondstoffenprijzen. Er was sprake van sterke omzet aan het industriële marktsegment, met name van onze activiteiten in de mijnbouwsector. De omzet aan de constructie en installatie markt nam af, als gevolg van een vertraging in de woningbouwmarkt in Australië, die een belangrijke deel van onze activiteiten uitmaakt. De omzet van onze recent opgezette activiteiten in Singapore, Malaysia en Thailand droeg ook bij aan de toename van onze omzet aan het industriële segment.

De **bruto marge** verbeterde met 120 basispunten ten opzichte van 2004. Een groter aandeel van producten onder eigen merk en verschillende andere initiatieven om de marges te verbeteren droegen hier aan bij. Ook een verlaging van de voorraadvoorziening en de desinvestering van onze activiteit in India hadden een positief effect.

De **operationele lasten** daalden van € 100 miljoen in 2004 tot € 95 miljoen in 2005. Desinvesteringen leidden tot een kostendaling van € 7 miljoen. Wisselkoersmutaties hadden een toename van de operationele lasten met € 3 miljoen tot gevolg. Het personeelsbestand in de bedrijven die in Azië-Pacific tot de Groep blijven behoren (inclusief de recent gestarte activiteiten in Zuid-Oost-Azië) daalde met 15 arbeidsplaatsen. Kosten van inflatie en daarmee verbandhoudende salarisverhogingen bedroegen € 1 miljoen in 2005. De onderliggende kostenbesparingen bedroegen € 2 miljoen.

Het **bedrijfsresultaat** (vóór bijzondere posten) over 2005 bedroeg € 9 miljoen (2004: € 4 miljoen). Desinvesteringen en wisselkoersmutaties hadden een negatief effect van € 2 miljoen.

Het **gemiddelde netto werkkapitaal** als percentage van de omzet nam toe tot 14,4% van 13,7% per jaareinde 2004. De productbeschikbaarheid in de vestigingen is verhoogd om de klantenservice te verbeteren en ons industriële productenpakket is verbreed om de groei van de omzet aan het industriële marktsegment te versnellen. Beide initiatieven hebben geleid tot hogere voorraadniveaus. De desinvestering van HAPE en onze activiteit in India, beide met een relatief laag werkkapitaalbeslag, had een enigszins negatief effect op onze gemiddelde netto werkkapitaal ratio als percentage van de netto omzet voor Azië-Pacific.

AGENCIES / CONSUMER ELECTRONICS (ACE)

Kerncijfers (vóór bijzondere posten) *(x € miljoen)*	**2005**	2004
Netto omzet	**401**	438
Autonome groei (op basis van gelijk aantal werkdagen)	**(4,4%)**	0,5%[1]
Bruto omzetresultaat	**124**	132
Bruto marge	***30,9%***	*30,1%*
Operationele lasten vóór bijzondere posten	**(105)**	(110)
Operationele lasten als % van de netto omzet	***(26,1%)***	*(25,1%)*
Overige operationele (lasten)/baten	**1**	0
Bedrijfsresultaat vóór bijzondere posten	**20**	22
Operationele marge	***5,0%***	*5,1%*
Gemiddeld netto werkkapitaal	**73**	89
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***18,2%***	*20,4%*

[1] niet aangepast voor aantal werkdagen

De **netto omzet** over 2005 bedroeg € 401 miljoen (2004: € 438 miljoen).

De **autonome groei** was € 18 miljoen negatief of wel 4,4% negatief (op basis van gelijk aantal werkdagen) in 2005.

2005 was een moeilijk jaar voor consumentenelektronica en enkele andere productgroepen in Nederland en Australië. Dit was met name het geval in de eerste helft van het jaar en de totale omzet van ACE daalde met 12,4% ten opzichte van het eerste halfjaar van 2004. De procentuele daling liep terug tot 3,7% in het derde kwartaal. In het vierde kwartaal was sprake van een opleving, met een autonome groei van 10,2%.

Onze activiteit in Nederland had te kampen met een vertraging in de markt voor consumentenelektronica, een daling van mobiele telefoon verkopen aan grote telecom providers en een voortdurende prijsdaling van flatscreens. De omzet van consumentenelektronica in Nederland verbeterde aanzienlijk in het vierde kwartaal.
Naast een zwakke markt voor consumentenelektronica had Australië ook te maken met een vertraging in de woningbouw. Dit had een negatief effect op onze witgoedactiviteiten.

Ondanks de moeilijke marktomstandigheden realiseerde onze ACE activitieit in Australië in 2005 toch 1,4% autonome groei, voornamelijk als gevolg van de introductie van een serie zeer succesvolle nieuwe camcorders in de tweede helft van het jaar. De omzet van onze activiteiten in luxe artikelen in Azië nam in 2005 met 2,2% toe.

De **bruto marge** verbeterde van 30,1% in 2004 tot 30,9% in 2005, voornamelijk als gevolg van de desinvestering in 2004 van GPX dat een lage marge kende en door hogere marges bij onze activiteiten in luxe artikelen in Azië.

De **operationele lasten** namen af van € 110 miljoen in 2004 tot € 105 miljoen 2005. Desinvesteringen hadden een positief effect van € 9 miljoen. Als gevolg van wisselkoersmutaties stegen de operationele lasten met € 2 miljoen. Salarisverhogingen en aan inflatie gerelateerde kostenstijgingen bedroegen € 3 miljoen. De onderliggende operationele lasten daalden met € 1 miljoen.

Het **bedrijfsresultaat** (vóór bijzondere posten) bedroeg € 20 miljoen over 2005 (2004: € 22 miljoen). Aangepast voor het effect van desinvesteringen nam het bedrijfsresultaat met € 4 miljoen af, als gevolg van een lager omzetniveau.

Het **gemiddelde netto werkkapitaal** als percentage van de netto omzet daalde van 20,4% in 2004 tot 18,2% in 2005. Het negatieve effect van de desinvestering van GPX in 2004, een onderneming met een relatief lage netto werkkapitaal ratio werd ruimschoots gecompenseerd door lagere voorraden bij alle ACE ondernemingen.

Bijlage I
Geconsolideerde Winst- en Verliesrekening

(in € duizend)	**2005**	2004
Netto Omzet	**5.594.616**	5.426.745
Kostprijs van de omzet	**(4.293.890)**	(4.174.442)
Bruto omzetresultaat	**1.300.726**	1.252.303
Operationele lasten	**(1.267.316)**	(1.320.252)
Overige netto bedrijfsopbrengsten	**9.751**	50.401
Bedrijfsresultaat	**43.161**	(17.548)
Aandeel in resultaat deelnemingen	**2.596**	9.089
Netto financiële lasten	**(91.317)**	(106.043)
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**(45.560)**	(114.502)
Acute belastinglast	**(15.697)**	(6.157)
Latente belastingen	**3.265**	(19.895)
Netto resultaat over de periode	**(57.992)**	(140.554)
Aandeel van derden	**-**	(117)
Netto resultaat toe te rekenen aan aandeelhouders	**(57.992)**	(140.671)
Aantal uitstaande aandelen	516.191.042	516.091.042
Aantal werknemers (FTEs)	17.209	17.680

Bijlage II
Geconsolideerde Balans
(na resultaatsbestemming)

(in € duizend)	**31-12-2005**	31-12-2004
Activa		
Vaste Activa		
Goodwill	**526.454**	486.457
Overige immateriële activa	**19.456**	34.738
Immateriële activa	**210.046**	229.039
Investeringen in geassocieerde deelnemingen	**13.939**	12.368
Financiële lease vorderingen	**3.162**	10.872
Overige financiële activa	**13.997**	20.188
Latente belastingvorderingen	**24.056**	26.638
Pensioenoverschot	**1.365**	2.500
	812.475	822.800
Vlottende Activa		
Voorraden	**643.432**	590.273
Handelsdebiteuren	**935.373**	838.871
Overige vorderingen en overlopende activa	**62.280**	71.432
Geldmiddelen en kasequivalenten	**85.542**	113.915
	1.726.627	1.614.491
Vaste activa beschikbaar voor verkoop	**1.751**	-
	1.728.378	1.614.491
Totale Activa	**2.540.853**	2.437.291
Eigen vermogen en verplichtingen		
Eigen vermogen toekomend aan aandeelhouders		
Geplaatst kapitaal	**619.429**	619.309
Reserves	**115.522**	30.060
	730.951	649.369
Minderheidsbelang	**-**	1
Totaal eigen vermogen	**730.951**	649.370
Langlopende verplichtingen		
Achtergestelde converteerbare obligaties:		
- Lening component	**235.250**	130.540
- Optie component	**-**	31.530
Voorzieningen	**70.544**	87.036
Pensioenverplichtingen	**131.421**	129.600
Langlopende bankschulden	**289.220**	439.022
Financiële lease verplichtingen	**108.103**	119.884
Latente belastingverplichtingen	**4.076**	10.352
Overige langlopende verplichtingen	**1.155**	1.081
	839.769	949.045
Kortlopende verplichtingen		
Handelscrediteuren en overige kortlopende schulden	**912.562**	784.820
Actuele belastingverplichtingen	**27.467**	24.205
Kortlopend deel van voorzieningen	**24.254**	27.163
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**5.850**	2.688
	970.133	838.876
Totaal Eigen Vermogen en Verplichtingen	**2.540.853**	2.437.291

Bijlage III
Geconsolideerd mutatie-overzicht van het Eigen Vermogen

	Toekomend aan aandeelhouders							
(in € duizend)	Aandelen-kapitaal	Agio reserve	Overige reserves	Inge-houden winsten	Vermogens component converteerbare obligaties	Totaal Eigen Vermogen	Minder heids-belang	Totaal
Saldo per 1 januari 2005	619.309	38.849	(35.217)	26.428	-	649.369	1	649.370
Mutaties in het Eigen Vermogen in de periode 1 januari 2005 – 31 december 2005								
Koersverschillen	-	-	48.227	-	-	48.227	-	48.227
Kasstroom hedges: netto resultaat op kasstroom hedges	-	-	52	-	-	52	-	52
Direct in het Eigen Vermogen erkend netto resultaat	-	-	48.279	-	-	48.279	-	48.279
Resultaat over de periode	-	-	-	(57,992)	-	(57.992)	-	(57.992)
Totaal erkende baten en lasten over de periode	-	-	48.279	(57.992)	-	(9.713)	-	(9.713)
Aan personnel uitgegeven aandelenopties	-	-	1.130	-	-	1.130	-	1.130
Uitoefening van aandelenopties	120	71	(191)	-	-	-	-	-
Dividenden	-	-	-	-	-	-	(1)	(1)
Vermogens-component van converteerbare obligaties	-	-	-	28,425	61,740	90,165	-	90,165
Saldo per 31 december 2005	619.429	38.920	14.001	(3.139)	61.740	730.951	-	730.951

Bijlage IV
Geconsolideerd kasstroomoverzicht

(in € duizend)	**2005**	2004
Bedrijfsactiviteiten		
Bedrijfsresultaat	**43.161**	(17.548)
Aangepast voor:		
Afschrijvingen	**46.002**	52.151
Impairment verliezen	**32.021**	39.589
Andere posten zonder kasstroom effecten	**2.046**	(51.776)
Toevoegingen/(onttrekkingen) aan voorzieningen	**(10.662)**	(10.678)
Mutaties in werkkapitaal:		
- Voorraden	**(27.771)**	(3.943)
- Debiteuren	**(60.274)**	(25.207)
- Handels- en overige crediteuren	**86.148**	65.155
Operationele kasstroom	**110.671**	47.743
Ontvangen rente	**4.080**	3.593
Ontvangen dividenden uit deelnemingen	**66**	3.700
Betaalde rente en soortgelijke posten	**(74.128)**	(87.092)
Betaalde belastingen	**(7.628)**	(11.500)
Netto kasstroom uit bedrijfsactiviteiten	**33.061**	(43.556)
Investeringsactiviteiten		
Aankoop van materiële vaste activa	**(28.033)**	(19.779)
Verkoop van materiële vaste activa	**3,511**	8.716
Aankoop van immateriële activa	**(5.225)**	(8.484)
Verwerving van dochterondernemingen, na aftrek van liquide middelen	**413**	(4.350)
Desinvesteringen van/ investeringen in) dochterondernemingen, overige deelnemingen, en overige investeringen	**15.094**	94.409
Saldo van overige investeringen en mutaties in vorderingen	**(683)**	1.370
Netto kasstroom uit investeringsactiviteiten	**(14.923)**	71.882
Financieringsactiviteiten		
Opname van langlopende leningen en soortgelijke instrumenten	**135.000**	585.572
Aflossing van langlopende leningen en soortgelijke instrumenten	**(169.936)**	(876.490)
Betalingen uit hoofde van financiële lease verplichtingen	**(16.305)**	(12.164)
Ontvangsten uit uitgifte van aandelen	**-**	439.944
Dividenden aan minderheidsdeelnemingen	**(1)**	-
Netto toename/(daling) van overige langlopende schulden	**(247)**	(138)
Toename/(daling) van schulden aan kredietinstellingen	**3.218**	(233.896)
Netto kasstroom uit financieringsactiviteiten	**(48.271)**	(97.172)
Netto toename van geldmiddelen en kasequivalenten	**(30.133)**	(68.846)

Dit persbericht is een vertaling van de Engelse tekst, die bindend is
Voor een toelichting op de financiële begrippen wordt verwezen naar de V[illegible]

Bijlage IV (vervolg)
Geconsolideerd kasstroom overzicht

(in € duizend)	**2005**	2004
Mutatie in geldmiddelen en kasequivalenten		
Per 1 januari	**113.915**	198.530
Netto toename/ (afname) van geldmiddelen en kasequivalenten	**(30.133)**	(68.846)
Wisselkoersmutaties	**1.760**	(15.769)
Per 31 december	**85.542**	113.915

Bijlage V
Aansluiting vrije kasstroom

(in € duizend)	**2005**	2004
Aansluiting vrije kasstroom		
EBITDA vóór bijzondere posten	**133.645**	64.727
Mutaties in werkkapitaal	**(1.897)**	36.005
Netto interest en soortgelijke lasten	**(70.048)**	(83.499)
Bijzondere kasstroom (vóór desinvesteringen / acquisities)	**(22.138)**	(50.181)
Overige geldmiddelen uit / (gebruikt in) bedrijfsactiviteiten	**(6.501)**	(10.608)
Netto kasstroom uit / (gebruikt in bedrijfsactiviteiten	**33.061**	(43.556)
Verwerving van materiële activa	**(33.258)**	(28.263)
Verkoop van materiële activa	**3.511**	8.716
Vrije kasstroom (vóór desinvesteringen / acquisities)	**3.314**	(63.103)
Kasstroom uit desinvesteringen / acquisities	**15.507**	90.059
Vrije kasstroom (ná desinvesteringen / acquisities)	**18.821**	26.956

Bijlage VI
Aansluiting tussen IFRS en Hagemeyer prestatie indicatoren

Groep

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	5.594.616	-	Netto omzet	5.594.616	5.426.745
Bruto omzetresultaat	1.300.726	2.431	Bruto omzetresultaat vóór bijzondere posten	1.303.157	1.256.983
Operationele lasten	(1.267.316)	50.252	Operationele lasten vóór bijzondere posten	(1.217.064)	(1.247.523)
Overige operationele baten / (lasten)	9.751	(8.202)	Overige operationele baten / (lasten) vóór bijzondere posten	1.549	3.116
Bedrijfsresultaat	43.161	44.481	Bedrijfsresultaat vóór bijzondere posten	87.642	12.576

PPS Totaal (inclusief corporate en overige hoofdkantoorkosten)

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	5.193.153	-	Netto omzet	5.193.153	4.988.397
Bruto omzetresultaat	1.176.839	2.225	Bruto omzetresultaat vóór bijzondere posten	1.179.064	1.124.884
Operationele lasten	(1.154.705)	41.887	Operationele lasten vóór bijzondere posten	(1.112.818)	(1.139.344)
Overige operationele baten / (lasten)	1.784	(738)	Overige operationele baten / (lasten) vóór bijzondere posten	1.046	2.206
Bedrijfsresultaat	23.918	43.374	Bedrijfsresultaat vóór bijzondere posten	67.292	(12.253)

PPS Europa

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	3.448.916	-	Netto omzet	3.448.916	3.334.069
Bruto omzetresultaat	788.177	2.225	Bruto omzetresultaat vóór bijzondere posten	790.402	748.617
Operationele lasten	(767.478)	44.095	Operationele lasten vóór bijzondere posten	(723.383)	(751.600)
Overige operationele baten / (lasten)	822	-	Overige operationele baten / (lasten) vóór bijzondere posten	822	1.180
Bedrijfsresultaat	21.521	46.320	Bedrijfsresultaat vóór bijzondere posten	67.841	(1.803)

PPS Noord-Amerika

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	1.307.024	-	Netto omzet	1.307.024	1.192.258
Bruto omzetresultaat	285.103	-	Bruto omzetresultaat vóór bijzondere posten	285.103	272.455
Operationele lasten	(260.407)	(9.431)	Operationele lasten vóór bijzondere posten	(269.838)	(263.947)
Overige operationele baten / (lasten)	(520)	-	Overige operationele baten / (lasten) vóór bijzondere posten	(520)	249
Bedrijfsresultaat	24.177	(9.431)	Bedrijfsresultaat vóór bijzondere posten	14.746	8.757

PPS Azië-Pacific

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	437.213	-	Netto omzet	437.213	462.070
Bruto omzetresultaat	103.558	-	Bruto omzetresultaat vóór bijzondere posten	103.558	103.812
Operationele lasten	(94.404)	(459)	Operationele lasten vóór bijzondere posten	(94.863)	(99.652)
Overige operationele baten / (lasten)	1.398	(1.410)	Overige operationele baten / (lasten) vóór bijzondere posten	(12)	(33)
Bedrijfsresultaat	10.552	(1.869)	Bedrijfsresultaat vóór bijzondere posten	8.683	4.127

ACE

Winst- en verliesrekening volgens IFRS	2005	Toegerekend aan Bijz. posten 2005	Winst- en verliesrekening vóór bijzondere posten	2005	2004
Netto omzet	401.463	-	Netto omzet	401.463	438.349
Bruto omzetresultaat	123.888	206	Bruto omzetresultaat vóór bijzondere posten	124.094	132.100
Operationele lasten	(113.027)	8.367	Operationele lasten vóór bijzondere posten	(104.660)	(110.199)
Overige operationele baten / (lasten)	1.698	(1.197)	Overige operationele baten / (lasten) vóór bijzondere posten	501	475
Bedrijfsresultaat	12.559	7.376	Bedrijfsresultaat vóór bijzondere posten	19.935	22.376

Bijlage VII
Geconsolideerde Winst & Verliesrekening

(in € duizend)	**Totaal jaar 2005**	**HJ2[1] 2005**	**HJ1[1] 2005**	**Totaal jaar 2004**	**HJ2[1] 2004**	**HJ1[1] 2004**
Netto omzet	5.594.616	2.954.252	2.640.364	5.426.745	2.781.540	2.645.205
Kostprijs van de omzet	4.291.459	2.263.145	2.028.314	4.169.762	2.141.759	2.028.003
Bruto omzetresultaat	1.303.157	691.107	612.050	1.256.983	639.781	617.202
Operationele lasten	(1.217.064)	(612.799)	(604.265)	(1.247.523)	(606.489)	(641.034)
Overige oper. baten / (lasten)	1.549	610	939	3.116	1.766	1.350
Bedrijfsresultaat voor bijzondere posten	87.642	78.918	8.724	12.576	35.058	(22.482)
Bijzondere posten	(44.481)	(12.305)	(32.176)	(30.124)	33.870	(63.994)
Aandeel in resultaat deelnemingen	2.596	1.567	1.029	9.089	4.015	5.074
Netto financiële lasten	(91.317)	(60.053)	(31.264)	(106.043)	(29.570)	(76.473)
Reële waarde aanp. conv. obligatielening	*(20.295)*	*(34.745)*	*14.450*	*(8.130)*	*11.265*	*(19.395)*
Overige financiële lasten	*(71.022)*	*(25.308)*	*(45.714)*	*(97.913)*	*(40.835)*	*(57.078)*
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	(45.560)	8.127	(53.687)	(114.502)	43.373	(157.875)
Belastingen	(12.432)	(7.628)	(4.804)	(26.052)	(16.537)	(9.515)
Acute belastingen	*(15.697)*	*(6.337)*	*(9.360)*	*(6.157)*	*(1.179)*	*(4.977)*
Latente belastingen	*3.265*	*(1.291)*	*4.556*	*(19.895)*	*(15.358)*	*(4.538)*
Aandeel van derden	0	0	0	(117)	(116)	(1)
Netto resultaat vóór reële waarde aanp. converteerbare obligatielening	(37.697)	35.244	(72.941)	(132.541)	15.455	(147.996)
Netto resultaat	(57.992)	499	(58.491)	(140.671)	26.720	(167.391)

[1] op halfjaar cijfers is geen accountantscontrole toegepast

Bijlage VIII
Overzicht Autonome Groei

Autonome omzet groei	Op basis van een gelijk aantal werkdagen							Niet gecorrigeerd voor werkdagen						
	Totaal jaar 2005	HJ2 2005	Kw4 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005	Totaal jaar 2005	HJ2 2005	Kw4 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005
PPS Europa	4.9%	5.1%	7.1%	3.2%	4.6%	3.6%	5.3%	4.3%	4.2%	4.8%	3.4%	4.5%	7.2%	1.7%
Duitsland	4.9%	6.9%	8.2%	5.8%	2.6%	3.3%	1.8%	3.6%	4.5%	3.3%	5.8%	2.6%	6.7%	-1.4%
Verenigd Koninkrijk	0.5%	0.4%	1.1%	-0.2%	0.6%	-0.2%	1.3%	-0.3%	-0.3%	-0.5%	-0.2%	-0.2%	3.1%	-3.4%
Overig Europa	7.8%	7.2%	10.0%	4.4%	8.2%	6.2%	10.1%	7.7%	6.9%	8.9%	4.8%	8.7%	10.1%	7.1%
PPS Noord-Amerika	8.3%	10.5%	11.2%	9.8%	5.8%	7.2%	4.2%	8.6%	11.1%	12.3%	9.9%	5.9%	7.6%	4.0%
waarvan PPS US	7.7%	10.3%	11.1%	9.4%	4.8%	5.9%	3.7%	8.1%	11.2%	13.0%	9.4%	4.8%	5.9%	3.7%
PPS Azië-Pacific	2.0%	1.9%	1.8%	1.9%	1.4%	0.1%	4.1%	1.7%	2.5%	2.9%	2.1%	0.8%	4.0%	-2.6%
PPS Totaal	5.4%	6.2%	7.7%	4.8%	4.5%	4.1%	4.9%	5.1%	5.7%	6.5%	4.9%	4.5%	7.0%	1.9%
Agencies / CE	-4.4%	2.8%	10.2%	-3.7%	-12.4%	-18.5%	-4.8%	-4.3%	2.6%	8.5%	-3.5%	-12.1%	-15.5%	-7.6%
Totaal Groep	4.7%	5.9%	7.9%	4.1%	3.3%	2.3%	4.3%	4.4%	5.5%	6.7%	4.3%	3.2%	5.1%	1.2%

Autonome omzet groei	Op basis van een gelijk aantal werkdagen							Niet gecorrigeerd voor werkdagen						
	Totaal jaar 2004	HJ2 2004	Kw4 2004	Kw3 2004	HJ1 2004	Kw2 2004	Kw1 2004	Totaal jaar 2004	HJ2 2004	Kw4 2004	Kw3 2004	HJ1 2004	Kw2 2004	Kw1 2004
PPS Europa	3.3%	3.6%	4.3%	2.9%	2.9%	4.9%	0.9%	4.3%	4.6%	5.8%	3.3%	4.1%	6.6%	1.6%
Duitsland	-7.9%	-6.3%	-2.7%	-10.0%	-9.6%	-13.1%	-6.2%	-6.5%	-4.1%	0.4%	-8.6%	-8.9%	-10.1%	-7.7%
Verenigd Koninkrijk	4.6%	3.7%	2.4%	4.9%	5.6%	9.4%	2.1%	5.1%	3.7%	2.4%	4.9%	6.5%	9.4%	3.8%
Overig Europa	9.3%	9.6%	9.5%	9.6%	9.0%	13.1%	4.8%	10.6%	10.4%	11.1%	9.7%	10.7%	14.9%	6.3%
PPS Noord-Amerika	3.7%	5.8%	6.0%	5.9%	1.6%	2.2%	1.0%	3.7%	5.3%	4.5%	6.1%	2.2%	1.8%	2.5%
waarvan PPS US	4.6%	7.4%	6.5%	8.2%	1.9%	3.1%	0.6%	4.6%	6.6%	4.8%	8.2%	2.7%	3.1%	2.2%
PPS Azië-Pacific	1.4%	4.8%	4.1%	2.4%	-2.3%	1.6%	-6.3%	0.4%	2.0%	2.7%	1.4%	-1.2%	1.9%	-4.4%
PPS Totaal	3.2%	4.2%	4.7%	3.5%	2.1%	3.9%	0.2%	3.8%	4.5%	5.2%	3.8%	3.1%	4.9%	1.3%
Agencies / CE								0.5%	-2.7%	-8.4%	4.3%	3.9%	8.6%	-1.0%
Totaal Groep								3.5%	3.9%	4.0%	3.8%	3.2%	5.2%	1.1%

Dit persbericht is een vertaling van de Engelse tekst, die bindend is

Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XVI I

Annex IX
Verschillen analyse per PPS regio

Ontwikkeling netto omzet

(in € miljoen)	Netto omzet		Verschil	Autonome Groei	Desinvest./ acquisities	Wisselk mutaties.
	2005	2004				
PPS Europa	**3.449**	3.334	**115**	143	(19)	(9)
PPS Noord-Amerika	**1.307**	1.192	**115**	103	4	8
PPS Azië-Pacific	**437**	462	**(25)**	7	(48)	16
PPS Totaal	**5.193**	4.988	**205**	253	(63)	15

Bruto omzetresultaat

(in € miljoen)	Bruto omzetresultaat		Verschil	Onderliggende mutatie	Desinvest./ acquisities	Wisselk. mutaties
	2005	2004				
PPS Europa	**790**	749	**41**	45	(2)	(2)
PPS Noord-Amerika	**285**	272	**13**	11	0	2
PPS Azië-Pacific	**104**	104	**0**	6	(9)	3
PPS Totaal	**1.179**	1.125	**54**	62	(11)	3

Operationele lasten

(in € miljoen)	Operationele lasten		Verschil	Onderlig-gende mutaties	Inflatie gerelateerd	Desinvest./ acquisities	Wisselk. mutaties
	2005	2004					
PPS Europa	**723**	751	**(28)**	(29)	12	(8)	(3)
PPS Nrd-Amerika	**270**	264	**6**	(3)	7	0	2
PPS Azië-Pacific	**95**	100	**(5)**	(2)	1	(7)	3
Hoofdkantoor	**25**	24	**1**	0	1	0	0
PPS Totaal	**1. 113**	1.139	**(26)**	(34)	21	(15)	2

Bedrijfsresultaat

(in € mijoen)	Bedrijfsresultaat		Verschil	Onderliggende mutatie	Desinvest./ acquisities	Wisselk. mutaties
	2005	2004				
PPS Europa	**68**	(2)	**70**	62	6	2
PPS Noord-Amerika	**15**	9	**6**	7	0	(1)
PPS Azië-Pacific	**9**	4	**5**	7	(2)	0
Hoofdkantoor	**(25)**	(23)	**(2)**	(2)	0	0
PPS Totaal	**67**	(12)	**79**	74	4	1

Bijlage X
Analyse van Bijzondere Posten

De netto bijzondere lasten over 2005 bedroegen € 44.5 miljoen.
Deze bijzondere lasten bestaan uit:

(€ 38,5 miljoen)	Bijzondere posten met betrekking tot het Verenigd Koninkrijk, voornamelijk herstructurering van de logistiek (verlaten Runcorn NDC, beëindigingskosten transportmiddelen, waardevermindering van activa, afvloeiing personeel en waardevermindering immateriële vast activa).
(€ 8,9 miljoen)	Bijzondere posten in verband met huurkosten van ongebruikt onroerend goed en boekwinsten en –verliezen op verkoop van materiële vaste activa.
(€ 6,9 miljoen)	Bijzondere posten in verband met overige waardevermindering van activa.
(€ 4, miljoen)	Bijzondere posten met betrekking tot het terugbrengen van het aantal arbeidsplaatsen.
(€ 1,7 miljoen)	Verschillende overige bijzondere posten
€ 7,6 miljoen	Bijzondere posten met betrekking tot regelgeving en risico management (voornamelijk een verlaging van de Silicosis voorziening in de Verenigde Staten).
€ 8,2 miljoen	Boekresultaat op de desinvestering van dochtermaatschappijen en deelnemingen.
(€ 44,5 miljoen)	**Totaal netto bijzondere lasten**

Bijlage XI
Netto financiële baten / (lasten)

(in € miljoen)	**2005**	2004
Netto interest baten / (lasten)	**(31,1)**	(46,7)
Couponrente op achtergestelde converteerbare obligaties	**(12,2)**	(8,8)
Netto interestlast als bedoeld in de definitie van de financiële convenanten van de senior kredietfaciliteit	**(43,3)**	(55,5)
Koersverschillen	**2,9**	2,5
'Make whole payment'	**(7,5)**	(11,8)
Bankkosten	**(8,8)**	(10,4)
Interestlast financiële leases	**(9,3)**	(10,5)
Overige financiële baten / (lasten)	**6,4**	(6,8)
Oprenting achtergestelde converteerbare obligaties	**(8,1)**	(3,9)
Afschrijving op geactiveerde financiële lasten	**(3,1)**	(1,8)
Winst / (verlies) uit herwaardering op reële waarde financiële instrumenten	**(0,2)**	0,3
Reële waarde-aanpassing conversie-optie van achtergestelde converteerbare obligaties	**(20,3)**	(8,1)
Netto financiële baten / (lasten)	**(91,3)**	(106,0)

Bijlage XII
Analyse effect toepassing IFRS

Onderstaand een korte toelichting op welke wijze de overgang van Dutch GAAP naar IFRS een effect heeft gehad op Hagemeyers financiële positie en resultaten:

Aansluiting per 1 januari 2004 (datum van overgang naar IFRS)

(in € duizend)	Toelichting	Dutch GAAP	Effect van overgang	IFRS
ASSETS				
Immateriële activa	1	585.095	(4.397)	580.698
Materiële vaste activa	2	185.125	73.011	258.136
Financiële activa	3	65.556	13.619	79.175
Latente belastingvorderingen		44.712	4.724	49.436
Pensioenoverschot		-	333	333
Voorraden		615.422	(1.614)	613.808
Handels- en overige debiteuren		909.022	5.668	914.690
Geldmiddelen en kasequivalenten		198.530	-	198.530
Totale Activa		**2.603.462**	**91.344**	**2.694.806**
EIGEN VERMOGEN EN VERPLICHTINGEN				
Eigen vermogen				
Aandelenkapitaal	4	162.215	(30.864)	131.351
Overige reserves	5	380.287	(150.940)	229.347
		542.502	(181.804)	360.698
Minderheidsbelang		59	1	60
Verplichtingen				
Achtergestelde schuld		150.000	-	150.000
Voorzieningen	6	160.012	(8.007)	152.005
Pensioenverplichtingen	7	35.224	96.184	131.408
Bankschuld		974.127	3.311	977.438
Financiële lease verplichtingen	8	-	126.949	126.949
Latente belastingverplichtingen	6	-	9.383	9.383
Handels- en overige crediteuren	9	716.712	14.463	731.175
Inkomstenbelasting verplichtingen		23.503	-	23.503
Overige verplichtingen	4	1.323	30.864	32.187
		2.060.901	273.147	2.334.048
Totaal verplichtingen en eigen vermogen		**2.603.462**	**91.344**	**2.694.806**

Toelichting op de aansluiting per 1 januari 2004:

1. € 4 miljoen goodwill betrekking hebbende op de deelnemingen in gelieerde vennootschappen werd gerubriceerd onder financiële vaste activa.
2. € 73 miljoen aan additionele activa, gefinancierd door financiële leaseverplichtingen, werd geactiveerd.
3. € 10 miljoen financiële leasevorderingen werden opgenomen als financiële vaste activa evenals € 4 miljoen goodwill afkomstig van immateriële vaste activa.
4. Het cumulatief preferente aandelenkapitaal werd verschoven van eigen vermogen naar overige langlopende verplichtingen.
5. Het netto effect van alle IFRS aanpassingen werd ten laste van de algemene reserve gebracht en er werd een reserve van € 0,1 miljoen gevormd met betrekking tot de beloningen in de vorm van aandelen of het recht aandelen te verwerven.
6. De bestaande latente belastingverplichtingen werden verschoven van voorzieningen naar een afzonderlijke lijn. Aanvullend werden de belasting effecten van de overige aanpassingen opgenomen in de latente belastingverplichtingen.
7. De verplichtingen met betrekking tot de toegezegde pensioenregelingen werden opgenomen op de balans.
8. Verplichtingen met betrekking tot financiële leases werden opgenomen op de balans.
9. Handelscrediteuren en overige kortlopend schulden namen vooral toe als gevolg van het opnemen van de kortlopende financiële lease verplichtingen.

Aansluiting per 31 december 2004 (de datum waarop voor het laatst onder Dutch GAAP gerapporteerd werd)

(in € duizend)	Toelichting	Dutch GAAP	Effect van overgang	IFRS
ACTIVA				
Immateriële activa	1	495.724	25.471	521.195
Materiële active	2	147.241	81.798	229.039
Financiële activa		42.761	667	43.428
Latente belastingvorderingen		23.126	3.512	26.638
Pensioenoverschot	3	-	2.500	2.500
Voorraden		591.877	(1.604)	590.273
Handels- en overige debiteuren		905.588	4.715	910.303
Geldmiddelen en kasequivalenten		113.915	-	113.915
Totale Activa		**2.320.232**	**117.059**	**2.437.291**
EIGEN VERMOGEN EN VERPLICHTINGEN				
Eigen vermogen				
Aandelenkapitaal		619.309	-	619.309
Overige reserves	4	158.543	(128.483)	30.060
		777.852	(128.483)	649.369
Minderheidsbelang		-	1	1
Verplichtingen				
Achtergestelde schuld	5	150.000	12.070	162.070
Voorzieningen	6	124.714	(10.515)	114.199
Pensioenverplichtingen	3	35.344	94.256	129.600
Bankschulden		439.210	2.500	441.710
Financiële lease verplichtingen	7	-	119.884	119.884
Latente belastingverplichtingen	6	-	10.352	10.352
Handels- en overige crediteuren	8	767.826	16.994	784.820
Inkomstenbelasting verplichtingen		24.205	-	24.205
Overige langlopende verplichtingen		1.081	-	1.081
		1.542.380	245.541	1.787.921
Totaal verplichtingen en eigen vermogen		**2.320.232**	**117.059**	**2.437.291**

Toelichting op de aansluiting per 31 december 2004:

1. € 31 miljoen goodwill wordt niet langer afgeschreven en € 4 miljoen goodwill betrekking hebbende op de deelnemingen in gelieerde vennootschappen werd gerubriceerd onder financiële vaste activa.
2. € 82 miljoen aan additionele activa, gefinancierd door financiële leaseverplichtingen, werd geactiveerd.
3. De verplichtingen en, waar van toepassing, activa met betrekking tot de toegezegde pensioenregelingen werden opgenomen op de balans.
4. Het netto effect van alle IFRS aanpassingen werd ten laste van de algemene reserve gebracht en er werd een reserve gevormd met betrekking tot de beloningen in de vorm van aandelen of het recht aandelen te verwerven.
5. Het schuld gedeelte van de converteerbare obligatielening welke gedurende 2004 werd uitgegeven werd verdisconteerd naar de contante waarde tegen de markt rente. Het optie gedeelte werd tegen marktwaarde opgenomen onder de verplichtingen.
6. De bestaande latente belastingverplichtingen werden verschoven van voorzieningen naar een afzonderlijke lijn. Aanvullend werden de belasting effecten van de overige aanpassingen opgenomen in de latente belastingverplichtingen.
7. Verplichtingen met betrekking tot financiële leases werden opgenomen op de balans.
8. Handelscrediteuren en overige kortlopend schulden namen vooral toe als gevolg van het opnemen van de kortlopende financiële lease verplichtingen.

Aansluiting winst en verlies rekening per 31 december 2004

(x € duizend)	Toelichting	Dutch GAAP	Effect van overgang	IFRS
Omzet		5.426.745	-	5.426.745
Kostprijs van de omzet	1	(4.186.029)	11.587	(4.174.442)
Bijzondere kostprijs van de omzet	1	(4.681)	4.681	-
Bruto omzetresultaat		1.236.035	16.268	1.320.252
Operationele lasten	2	(1.244.693)	(75.559)	(1.317.752)
Bijzondere operationele lasten	3	(27.475)	27.475	-
Goodwill amortisatie	4	(31.008)	31.008	-
		(67.141)	(808)	(67.949)
Overig netto bedrijfsresulaat	5	2.552	47.849	47.901
Bedrijfsresultaat		**(64.589)**	**47.041**	**(17.548)**
Aandeel in resultaat deelnemingen		9.089	-	9.089
Financiële lasten - netto	6	(83.633)	(22.410)	(106.043)
Verlies vóór belastingen		**(139.133)**	**24.631**	**(114.502)**
Belastingen		(24.817)	(1.235)	(26.052)
		(163.950)	23.396	(140.554)
Minderheidsbelang		(117)	-	(117)
Netto resultaat		**(164.067)**	**23.396**	**(140.671)**
Gewone winst per aandeel	7	**(0,34)**	0,04	(0,30)
Winst per aandeel toekomstige uitgifteverplichtingen meegerekend	7	**(0,30)**	-	(0,30)

Toelichting op de aansluiting van de resultatenrekening van 2004:

1. De bijzondere kostprijs van de omzet werd verschoven naar de kostprijs van de omzet. Daarnaast werden sommige advertentie- en promotiebijdragen van leveranciers verschoven van operationele kosten naar de kostprijs van de omzet.
2. De operationele kosten namen toe als gevolg van het verschuiven van sommige advertentie- en promotiebijdragen van leveranciers naar de kostprijs van de omzet en het opnemen van de bijzondere operationele kosten (met uitzondering van het resultaat op de verkoop van groepsmaatschappijen en deelnemingen). De operationele kosten namen af als gevolg van het verschuiven van de financiële lease kosten naar financiële baten en lasten.
3. De bijzondere operationele kosten zijn verschoven naar de operationele kosten en de overige bedrijfsopbrengsten.
4. Goodwill wordt niet langer afgeschreven.
5. Het resultaat op de verkoop van groepsmaatschappijen en deelnemingen werd verschoven van bijzondere operationele kosten naar overige bedrijfsopbrengsten.
6. Het optie gedeelte van de converteerbare obligatielening werd geherwaardeerd naar marktwaarde via de resultatenrekening (€ 8 miljoen verlies). De resterende toename was vooral het gevolg van het effect van de financiële leases.
7. Als gevolg van de verandering in het resultaat na belastingen nam de gewone winst per aandeel toe met € 0,04. Doordat het effect van een potentiële toekomstige toename van het totale aantal aandelen niet tot verwatering leidt in een netto verlies situatie onder IFRS is de verwaterde winst per aandeel gelijk aan de gewone winst per aandeel.

Bijlage XIII

Aanpassing op gepubliceerde IFRS cijfers waarop geen accountantscontrole is toegepast

Na publicatie van het Halfjaarbericht 2005 (persbericht gedateerd 26 augustus 2005), zijn aanpassingen gemaakt op de in dit rapport gepubliceerde IFRS cijfers (waarop geen accountantscontrole was toegepast) om volledig aan de IFRS richtlijnen te blijven voldoen.

Winst & verliesrekening	1e half jaar 2005			1e half jaar 2004		
in € duizend	Persbericht[1] 26/08/2005	Aanpassingen	IFRS Winst- en verliesrekening na aanpassingen	Persbericht[1] 26/08/2005	Aanpassingen	IFRS Winst- en verliesrekening na aanpassingen
Netto omzet	2,640,364	(0)	**2,640,364**	2,645,205	(0)	**2,645,205**
Kostprijs van de omzet	2,038,251	(8,144)	**2,030,107**	2,040,437	(9,022)	**2,031,415**
Bruto omzetresultaat	602,113	8,144	**610,257**	604,768	9,022	**613,790**
Operationele lasten	(625,567)	(9,079)	**(634,646)**	(694,311)	(7,304)	**(701,615)**
Overige operationele baten / (lasten)	938	(1)	**937**	1,350	(1)	**1,349**
Bedrijfsresultaat	(22,516)	(936)	**(23,452)**	(88,193)	1,717	**(86,476)**
Aandeel in resultaat deelnemingen	1,029	(0)	**1,029**	5,073	1	**5,074**
Netto financiële lasten	(31,265)	1	**(31,264)**	(76,409)	(64)	**(76,473)**
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	(52,752)	(935)	**(53,687)**	(159,529)	1,654	**(157,875)**
Belastingen	(4,850)	46	**(4,804)**	(9,403)	(112)	**(9,515)**
Netto resultaat over de periode	(57,602)	(889)	**(58,491)**	(168,932)	1,542	**(167,390)**
Aandeel van derden	-	-	-	(1)	(0)	**(1)**
Netto resultaat toe te rekenen aan aandeelhouders	(57,602)	(889)	**(58,491)**	(168,933)	1,542	**(167,391)**

Balans	30/06/2005			30/06/2004		
in € duizend						
Activa	Persbericht[1] 26/08/2005	Aanpassingen	IFRS balans na aanpassingen	Persbericht[1] 26/08/2005	Aanpassingen	IFRS balans na aanpassingen
Vaste activa						
Goodwill	529.636	(4.403)	**525.233**	516.038	(4.373)	**511.665**
Overige immateriële vaste activa	31.758	0	**31.758**	41.068	(0)	**41.068**
Materiële vaste activa	224.445	(9.225)	**215.220**	256.285	(11.350)	**244.935**
Investeringen in geassocieerde deelnemingen	7.746	6.965	**14.711**	34.670	4.054	**38.724**
Financiële lease vorderingen	4.572	-	**4.572**	9.806	-	**9.806**
Overige financiële activa	21.387	260	**21.647**	39.473	320	**39.793**
Latente belastingvorderingen	27.609	2.906	**30.515**	37.797	3.044	**40.841**
Vaste activa beschikbaar voor verkoop	5.306	(5.306)	-	-	-	-
Pensioenoverschot	138	1.050	**1.188**	357	1.050	**1.407**
	852.597	(7.752)	**844.845**	935.494	(7.255)	**928.239**
Vlottende activa						
Voorraden	657.042	179	**657.221**	675.235	(1.640)	**673.595**
Handelsdebiteuren	928.201	0	**928.201**	888.803	(0)	**888.803**
Overige vorderingen en overlopende activa	74.123	(1)	**74.122**	82.130	0	**82.130**
Geldmiddelen en kasequivalenten	101.958	0	**101.958**	132.175	0	**132.175**
	1.761.324	178	**1.761.502**	1.778.343	(1.640)	**1.776.703**
Totale Activa	2.613.921	(7.574)	**2.606.347**	2.713.837	(8.895)	**2.704.942**
Eigen vermogen en verplichtingen						
Eigen vermogen toekomend aan aandeelhouders						
Geplaatst kapitaal	619.429	-	**619.429**	619.309	-	**619.309**
Reserves	24.273	(7.692)	**16.581**	34.034	(9.109)	**24.925**
Minderheidsbelang	1	(0)	**1**	64	(0)	**64**
Totaal eigen vermogen	643.703	(7.692)	**636.011**	653.407	(9.109)	**644.298**
Langlopende verplichtingen						
Achtergestelde converteerbare obligaties:						
- Lening component	230.585	-	**230.585**	128.328	-	**128.328**
- Optie component	55.420	-	**55.420**	42.795	-	**42.795**
Voorzieningen	95.285	(5.797)	**89.488**	117.028	879	**117.907**
Pensioenverplichtingen	133.875	0	**133.875**	135.258	0	**135.258**
Langlopende bankschulden	394.301	(0)	**394.301**	617.436	0	**617.436**
Financiële lease verplichtingen	117.349	(2.778)	**114.571**	127.875	(1.511)	**126.364**
Latente belastingverplichtingen	8.676	0	**8.676**	7.417	-	**7.417**
Overige langlopende verplichtingen	1.150	(0)	**1.150**	1.225	-	**1.225**
	1.036.641	(8.575)	**1.028.066**	1.177.362	(632)	**1.176.730**
Kortlopende verplichtingen						
Handelskrediteuren en overige kortlopende schulden	877.298	1.954	**879.252**	833.065	611	**833.676**
Actuele belastingverplichtingen	28.709	(0)	**28.709**	23.312	(0)	**23.312**
Schulden aan kredietinstellingen en kortlopnde deel van langlopende schulden	3.021	0	**3.021**	6.023	(0)	**6.023**
Kortlopend deel van voorzieningen	24.549	6.739	**31.288**	20.668	235	**20.903**
	933.577	8.693	**942.270**	883.068	846	**883.914**
Totaal eigen vermogen en verplichtingen	2.613.921	(7.574)	**2.606.347**	2.713.837	(8.895)	**2.704.942**

[1] geen accountantscontrole toegepast

Bijlage XIV
Samenvatting van senior gesecureerde kredietfaciliteit en omschrijving van de belangrijkste financiële begrippen

Hagemeyer heeft, zoals bekend gemaakt op 9 juni 2005, haar senior gesecureerde kredietfaciliteit geherfinancierd bij een consortium van banken, bestaande uit ABN AMRO Bank, ING Bank, Rabobank en NIBC Bank. Deze senior gesecureerde kredietfaciliteit van € 615 miljoen werd op 14 juli 2005 effectief en bestaat per 31 december 2005 uit een multi-currency senior werkkapitaal faciliteit van € 492,5 miljoen en een letter of credit faciliteit van € 113,2 miljoen en heeft een looptijd tot 5 februari 2008.

Het rentepercentage voor deze kredietfaciliteit is gebaseerd op een rente opslag boven de van toepassing zijnde interbancaire laatprijs. Gebaseerd op de verwachte afname van de ratio "Netto Senior Schuld"/ "EBITDA vóór bijzondere posten" zal de rente opslag progressief afnemen onder de 300 basispunten. De rente opslag aan het einde van 2005 was 150 basispunten.

In februari 2006 kwam Hagemeyer met haar financiers overeen om de Netto Senior Schuld/EBITDA vóór bijzondere posten convenant voor de resterende looptijd van de faciliteit te wijzigen van een afnemende naar een vaste ratio van maximaal 2,50 : 1,00. Op dezelfde datum is deze convenant voor dividendbetalingen eveneens aangepast van 2,75 naar 2,50 : 1,00.

Hagemeyer moet ook voldoen aan een Rentedekking ratio, gebaseerd op EBITDA vóór bijzondere posten/totale netto rentelasten van tenminste 1,90 : 1,00 per 31 december 2005 tot tenminste 4,40 : 1,00 per 31 december 2007. De minimum interest convenant voor dividendbetalingen is gehandhaafd op 5,00 : 1,00.

Onder de senior gesecureerde kredietfaciliteit zijn de financiële convenanten als volgt gedefinieerd:

"Netto Senior Schuld":	Contante bedragen getrokken onder groeps- en/of lokale senior faciliteiten, onder aftrek van vrij beschikbare deposito's en tegoeden.
"EBITDA vóór bijzondere posten":	12 maanden voortschrijdend bedrijfsresultaat vóór afschrijving en amortisatie, berekend volgens IFRS regelgeving, maar vóór bijzondere posten onder Dutch GAAP zoals toegepast in Hagemeyers jaarrekening over 2004.
"Rentedekking":	De ratio "EBITDA vóór bijzondere posten" ten opzichte van "Netto Rentelasten".
"Netto Rentelasten":	12 maanden voortschrijdende rentelasten op geldmiddelen getrokken onder groeps- en/of lokale senior faciliteiten vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties en verminderd met rente ontvangen op deposito's en tegoeden.

Bijlage XV
PPS financiële doelstelling 2007: 9% ROIC

IFRS Basis *(in € miljoen)*	2007 PPS Doelstelling: ROIC ≥ huidige WACC van 8%				
	Totaal jaar 2004		**Totaal jaar 2005**		**Doelstelling 2007** [5]
Netto omzet (12 maanden voortschrijdend)	4.988		5.193		*100%*
Autonome omzetgroei	*3,2%*		*5,4%*		
Bruto omzetresultaat (12 maanden voortschrijdend)	1.125	*22,6%*	1.179	*22,7%*	*23% - 24%*
Operationele lasten [2] (12 maanden voortschrijdend)	(1.137)	*-22,8%*	(1.112)	*-21,4%*	*-20%*
Bedrijfsresultaat (12 maanden voortschrijdend) [3]	(12)	*-0,2%*	67	*1,3%*	*3% - 4%*
Proforma te betalen belasting 26%	3	*0,1%*	(17)	*-0,3%*	*-1%*
Netto bedrijfsresultaat na belasting	(9)	*-0,2%*	50	*1,0%*	**2% - 3%**
ROIC [1]	**-0,6%**		**3,3%**		**7% - 10%**
Gemiddeld geïnvesteerd vermogen [4] **(13 maanden voortschrijdend)**	1.567	*31,4%*	1.505	*29,0%*	***28% - 29%***
Gemiddeld netto werkkapitaal (13 maanden voortschr.)	667	*13,4%*	652	*12,6%*	*12% - 13%*
Gemiddeld geactiveerde goodwill (13 maanden voortschr.)	607	*12,2%*	609	*11,7%*	*11%*
Gemiddelde overige activa (13 maanden voortschrijdend)	293	*5,9%*	244	*4,7%*	*5%*
Hagemeyer Factor (bruto omzetresultaat t.o.v. gem. werkkap.)	**1,69**		**1,81**		**1,8 - 2,0**

1 *Netto bedrijfsresultaat na belasting, vóór bijzondere posten t.o.v. gemiddeld geïnvesteerd vermogen*
2 *Inclusief Hoofdkantoor en overige lasten*
3 *Vóór bijzondere posten*
4 *Inclusief geactiveerde goodwill (tegen historische waarde, exclusief amortisatie)*
5 *Uitgaande van 3% - 5% jaarlijkse omzet groei*

Voor 2007 blijft de doelstelling voor onze kernactiviteit PPS om een Return on Invested Capital (ROIC) van 9%, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen de 7 en 10% en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de bruto marge te realiseren.

Voor onze berekening van de ROIC zijn corporate en overige hoofdkantoor kosten nu volledig opgenomen in de operationele lasten. Bovendien zijn bijzondere posten in de berekening van onze ROIC doelstelling niet meegenomen. Goodwill is in het geïnvesteerd vermogen opgenomen tegen historische waarde, zoals geactiveerd op het moment van overname van de betrokken ondernemingen, exclusief amortisatie.

Bijlage XVI
Specificatie van gemiddeld geïnvesteerd vermogen

in € miljoen	Gemiddelde goodwill (13 maanden voortschrijdend)		Gemiddelde overige activa (13 maanden voortschrijdend)		Gemiddeld netto werkkapitaal (13 maanden voortschrijdend)		Gem. geïnvesteerd vermogen (13 maanden voortschrijdend)	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
PPS Europa	191	191	183	206	387	434	761	831
PPS Noord-Amerika	200	201	38	42	215	187	453	430
PPS Azië-Pacific	117	113	16	18	63	63	196	194
Hoofdkantoor & Overige	1	0	7	27	-13	-17	-5	10
PPS Totaal[1]	**509**	**505**	**244**	**293**	**652**	**667**	**1.405**	**1.465**
Agencies / Consumer Electronics	5	5	6	8	73	89	84	102
ITPS[2]	0	0	0	0	0	1	0	1
Groep	**514**	**510**	**250**	**301**	**725**	**757**	**1.489**	**1.568**

[1] De gemiddelde goodwill bestaat uit € 609 miljoen historisch geactiveerde goodwill (2004: € 607 miljoen) en € 100 miljoen amortisatie (2004: € 102 miljoen)

[2] Deze divisie is in 2004 gedesinvesteerd

Bijlage XVII
Verklarende Woordenlijst

Aantal arbeidsplaatsen (FTEs)	Aantal werknemers uitgedrukt in volledige arbeidsplaatsen
Autonome (omzet)groei	Netto omzet in de lopende periode tegen de huidige wisselkoers, onder aftrek van omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet van geacquireerde en gedesinvesteerde bedrijfsonderdelen op basis van gelijk aantal werkdagen
Bedrijfsresultaat	Bruto omzetresultaat onder aftrek van operationele lasten vermeerderd met overige bedrijfsopbrengsten
Bruto marge	Bruto omzetresultaat als percentage van de netto omzet
Bruto omzetresultaat	Netto omzet onder aftrek van kostprijs van de omzet
Bijzondere posten	Baten of lasten gerelateerd aan de normale bedrijfsvoering, die als gevolg van hun aard, omvang, of de frequentie waarmee zij voorkomen, afzonderlijk gerapporteerd worden om een goed inzicht te geven in het resultaat uit de normale bedrijfsvoering en in het bijzonder de ontwikkeling daarvan
EBITDA	Resultaat vóór rente, belasting en afschrijving van immateriële activa
Gemiddeld netto werkkapitaal	Gemiddeld netto werkkapitaal als percentage van 12 maands voortschrijdende omzet
Netto handelswerkkapitaal	Voorraden en handelsdebiteuren onder aftrek van handelscrediteuren
Netto rentelasten	Rentelasten op geldmiddelen getrokken onder groeps- en/of locale senior faciliteiten, vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties, verminderd met rente ontvangen op deposito's en tegoeden
Netto resultaat per gewoon aandeel	Netto resultaat per aandeel, gebaseerd op het aantal uitstaande aandelen aan het eind van de verslagperiode, afgerond op hele Eurocenten
Netto omzet	Omzet, onder aftrek van omzetbelasting, kortingen, bonussen en rabatten
Netto senior schuld	Geldmiddelen getrokken onder groeps- en/of lokale senior faciliteiten, verminderd met vrij beschikbare deposito's en banktegoeden
Netto werkkapitaal	Netto handelswerkkapitaal, overige kortlopende vorderingen en vooruitbetalingen, onder aftrek van overige kortlopende passiva
Operationele marge	Bedrijfsresultaat vóór bijzondere posten als percentage van de netto omzet
Percentage autonome groei	Autonome groei als percentage van de netto omzet in de lopende periode tegen de huidige wisselkoers, aangepast voor netto omzet uit bedrijven die sinds de basis periode gedesinvesteerd zijn
Vrije kasstroom vóór desinvesteringen en acquisities	Netto kasstroom uit bedrijfsactiviteiten, onder aftrek van netto investeringen, vóór desinvesteringen en acquisities van bedrijfsonderdelen

08/14/98 12:09 FAX 212 225 3999 CGS&H NY FAX RM 001

PV, file on ...

RECEIVED 98 AUG 14 PM 12:08

CLEARY, GOTTLIEB, STEEN & HAMILTON

One Liberty Plaza, New York, New York 10006 (212) 225-2000
Fax Number: (212) 225-3999 (Gps I, II, III)

Fax Number(s): 011-31-3569-57703
Name: Hein Bijil
Company: Hagemeyer N.V.
City: Naarden
State/Country: The Netherlands
Tel. No.: 011-31-3569-57651

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

From: Matt Schwark
Employee ID: 03248
Direct Dial: (212) 225-2518
Date: July 14, 1998
No./Pgs. (incl. cover): #13
Our File Number: 23907-321

IF COPY IS ILLEGIBLE OR INCOMPLETE, PLEASE CALL (212) 225-3545
IMMEDIATELY FOR RETRANSMISSION.

Re: Exemption Letter Pursuant to Rule 12g3-2(b)

Dear Mr. Bijil:

Attached you will find a memo we have prepared to answer the question you raised in your fax of August 12. The simple answer to your question is that "yes" you do now have reporting obligations to the SEC. As you will see from the memo, we suggest that you make these reports on a periodic basis - quarterly probably makes the most sense. The memo details the manner in which you can make these reports directly to the SEC (we assume that this will be easier than involving Cleary, Gottlieb in every reporting you need to make).

We will provide you with your exemption number as soon as we receive it from the SEC. If you have any questions, please feel free to call me at 212-225-2518.

Matt Schwark

CLEARY, GOTTLIEB, STEEN & HAMILTON

NEW YORK

MEMORANDUM FOR HAGEMEYER N.V.

Re: Ongoing Reporting Obligations Under Rule 12g3-2(b)

We are awaiting confirmation that Hagemeyer N.V. ("Hagemeyer") has been added to the list of companies that claim exemption under Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934 (the "1934 Act").

The Rule exempts a foreign private issuer such as Hagemeyer from the reporting requirements of the 1934 Act, as long as the issuer's securities are not offered to the public or publicly traded or quoted in the United States and the issuer furnishes promptly to the SEC certain information as described below. In addition, the issuer must inform the SEC annually of any changes in its non-U.S. disclosure obligations. Hagemeyer will cease to be subject to these obligations if it becomes a reporting company under the 1934 Act, for example in connection with a public offering, an exchange listing or a NASDAQ quotation in the United States.

This memo describes the continuing obligations with which Hagemeyer must comply in order to maintain its exemption under the Rule. For your reference, we are attaching a copy of the Rule.

Please read this memo carefully and keep it readily available. It is an important guide to Hagemeyer's ongoing obligations.

I. Periodic submissions to the SEC

Hagemeyer must furnish certain information to the SEC promptly after it is made or required to be made public. (See subparagraph (1) (iii) of the Rule.) This requirement applies to:

- information Hagemeyer has made or is required to make public pursuant to Dutch law;
- information Hagemeyer has filed or is required to file with any exchange on which its securities are traded and which is made public by that exchange; and

- information Hagemeyer has distributed or is required to distribute to its security holders. The SEC staff considers press releases, articles and advertisements (other than standard product advertisements) published in newspapers, magazines or other media as information that is "distributed to security holders."

Only information that would be material to an investment decision about Hagemeyer securities need be submitted, but materiality for this purpose should be interpreted broadly. Examples are given in paragraph (3) of the Rule.

We suggest that you meet the ongoing reporting requirements of the Rule by "grouping" the information into quarterly filings which can be submitted to the SEC. We believe that a quarterly filing would correspond to your reporting obligations in the Netherlands.

If the information required to be submitted to the SEC under Rule 12g3-2(b) is not in English, Hagemeyer must submit either a translation (or English version), a summary or a description of the original document, as set forth below (see paragraph (4) of the Rule):

- If the information was released in English, or if an English translation, version or summary exists, then the most complete English text available must be furnished.
- If the information was released to the press or distributed directly to holders of Hagemeyer securities, then an English version or an adequate English summary must be furnished.
- Otherwise, a brief description in English may be furnished.

Hagemeyer, its officers and directors and any other person who exercises control over Hagemeyer could be liable to investors, pursuant to Rule 10b-5 under the 1934 Act, if any material filed under the Rule contains material misstatements or omissions.

II. General Procedures for Providing Information to the SEC

The following procedures apply to any materials submitted pursuant to Rule 12g3-2(b):

- All correspondence with the SEC should be sent to the following address:

  United States Securities and Exchange Commission
  Washington, D.C. 20549
  U.S.A.

  = gehele adres = correct.

- Hagemeyer will receive a file number for the purposes of this Rule (generally 30-40 days after the initial filing). This file number should appear prominently at the top right hand corner of each page of correspondence and any accompanying materials. (In the case of a bound volume, the file number only has to appear on the top right hand corner of the cover page of the volume.)

- There is no particular form or format for the submission of information required by the Rule. A simple transmittal letter suffices to provide the file number and identify the information being submitted.
- Information and related correspondence submitted pursuant to the Rule must be in English.
- The SEC will not ordinarily acknowledge receipt of information submitted pursuant to the Rule.

III. Annual revision

The initial application letter to be submitted on behalf of Hagemeyer under the Rule included a list of the various types of information Hagemeyer is required to make public that fall within the three categories listed above. A copy of that list is attached to this memorandum.

Promptly after the end of each fiscal year in which the kind of information Hagemeyer is required to publish in the Netherlands or elsewhere has changed, Hagemeyer must furnish an appropriately revised list of disclosure requirements to which it is subject under the law. (See subparagraph (1)(iv) of the rule.)

Should you have any questions concerning Hagemeyer's Rule 12g3-2(b) exemption, please do not hesitate to contact William F. Gorin (212-225-2510) or Matt Schwark (212-225-2518).

William F. Gorin
Matt Schwark

Attachments

Information	Form of Release	Timing	Source
1. Information Required Under Dutch Law.			
Announcement of any general meeting of shareholders.	Published in daily newspaper.	No later than fifteen days prior to the meeting.	Dutch Civil Code
Minutes of the general meeting of the shareholders.	Available to shareholders at the office of the Company.	None	Dutch Civil Code
Annual accounts and management report.	Available to shareholders at the Company offices.	Within five months after the fiscal year's end.	Dutch Civil Code
	Available to the public.	Day on which the annual general meeting of shareholders is called.	Dutch Civil Code
Annual accounts and management reports and certain additional information. (If annual accounts have not been adopted within two months from the end of the period described by law for their preparation, then annual accounts as prepared by the Company's management should be filed with the trade register.)	Filed with the trade register.	Within eight days after adoption of the annual accounts by the general meeting of the shareholders, but not later than thirteen months after the end of the Company's fiscal year.	Dutch Civil Code

Information	Form of Release	Timing	Source
Semi annual and quarterly financial statements (except if such financial statements are only provided to the managing directors and supervisory directors and works council(s)).	Published.	As soon as they are available.	Dutch Civil Code
Proposal to declare a distribution on shares or on other securities issued by it and a resolution to declare an interim distribution.	Published.	Without delay.	Dutch Civil Code
Interim statement of assets and liabilities.	Filed with the trade register.	Within eight days after resolution to make an interim distribution is made public.	Dutch Civil Code
Proposal to amend the articles of association.	Available to shareholders at the office of the Company.	None.	Dutch Civil Code
Amendment to the articles of association and the amended text of the articles of association.	Filed with the trade register.	Within a week after occurrence.	Dutch Civil Code
Bank statement regarding payment on shares in a foreign currency.	Filed with the trade register.	Within a week after occurrence.	Dutch Civil Code
Auditors statement regarding payment of shares by other means than in cash.	Filed with the trade register.	Within a week after occurrence.	Dutch Civil Code
A description and an auditors statement regarding the acquisition of assets from Company's incorporator.	Available at the Company's office.	Within two years after incorporation.	Dutch Civil Code

Information	Form of Release	Timing	Source
Any resolution to issue shares (or rights to acquire shares) or to delegate the authority to issue shares.	Filed with the trade register.	Within a week after occurrence.	Dutch Civil Code
Any issue of shares (or rights to acquire shares) which is subject to shareholders' pre-emptive rights.	Published in the Dutch Official Gazette and a daily newspaper.	Not later than two weeks before the issue.	Dutch Civil Code
Any resolution to reduce the Company's share capital.	Filed with the trade register and published in a daily newspaper.	Within a week after occurrence.	Dutch Civil Code
Qualification of the Company as a so-called "large company".	Registered with the trade register.	Within two months after adoption of the annual accounts.	Dutch Civil Code
Proposal to conduct a legal merger or a legal demerger and certain additional information.	Filed and announced in a daily newspaper.	Not later than one month before the resolution to merge is adopted.	Dutch Civil Code
	An explanation and certain other information must be made available to shareholders at the office of the company.	None	Dutch Civil Code
Any legal merger or demerger.	Registered with the trade register.	Within a week after occurrence.	Dutch Civil Code
Dissolution of the Company.	Registered with the trade register.	Within a week after occurrence.	Dutch Civil Code

Information	Form of Release	Timing	Source
Name, corporate seat, trade name, description of business activities, place(s) of business, particulars of each managing director and supervisory director and details of their authority to represent the Company.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Authorized capital and, on an annual basis, the issued and paid in capital per type of shares.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
A certified copy of the deed of incorporation, with required attachments.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Particulars of the sole shareholder of the Company, if any.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Whether the company applies the so-called "large company regime".	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Particulars of holders of not fully paid-up shares and the amount paid-up.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Particulars of agents, other representatives and details of their authority to represent the company.	Registered with the trade register.	Within a week after occurrence.	
Details of branch offices of the Company in The Netherlands.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Details of debt instruments issued by the Company.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet

Information	Form of Release	Timing	Source
Approximate number of employees.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Any Amendments to the articles of association and the amended text of the articles of association.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet
Liquidation of the Company.	Registered with the trade register.	Within a week after occurrence.	Handelsregisterwet

2. Information Required to be Filed with the Stock Exchanges and Which is Made Public by the Stock Exchanges.

Information	Form of Release	Timing	Source
All necessary information to enable shareholders to exercise their rights. In particular:			ASE
A call to notice of any general shareholder meeting.	Published and made available to shareholders at the office of the paying agent.	None	ASE
Details of declaration and payment of dividends and procedures relating to the issue of shares, allotment, subscription, renunciation of rights and conversion.	Published.	None	ASE
An explanatory note with respect to any proposals made by the management board to the general meeting of the shareholders.	Available to shareholders.	During the call notice period for the relevant general meeting.	ASE
Details of distributions on shares.	Published.	None	ASE

Information	Form of Release	Timing	Source
Annual accounts (including consolidated accounts, if any) and the management report.	Published.	As soon as possible.	ASE
Semi-annual financial statements.	Published.	Within four months of the end of the period to which they relate.	ASE
Any changes in previously published participations in the Company's share capital.	Published.	Without delay.	ASE
Any changes in the rights attaching to various classes of shares.	Published.	Immediately.	ASE
Any fact or event regarding the Company which must be assumed to have a material effect on the price of the Company's securities.	Published.	Immediately.	ASE
Details regarding any material change of the Company's activities or management.	Published.	Immediately after such change has been decided upon.	ASE
Any other information which the ASE requires to be published in the interest of investors or the proper operation of the securities market.	Published.	Within the period set by the ASE.	ASE
All documents mentioned in this table section 2.	Provided to ASE.	Immediately after publication.	ASE
Most other information mentioned in this table section 2.	Notified to the ASE.	Simultaneously with their publication.	ASE

Information	Form of Release	Timing	Source
Any increase of the issued capital by means of a private placement and any issue of securities which may be converted into shares by means of a private placement.	Notified to the ASE.	Within two working days.	ASE
All information which the ASE deems expedient for the protection of investors or the proper operation of the market.	Provided to the ASE.	Within the period set by the ASE.	ASE
Details regarding any material change of the Company's activities or management.	Published notified to the ASE.	Prior to publication thereof.	ASE

Rule 12g3-2. Exemptions For American Depositary Receipts and Certain Foreign Securities.

(a) Securities of any class issued by any foreign private issuer shall be exempt from Section 12(g) of the Act if the class has fewer than 300 holders resident in the United States. This exemption shall continue until the next fiscal year end at which the issuer has a class of equity securities held by 300 or more persons resident in the United States. For the purpose of determining whether a security is exempt pursuant to this paragraph, securities held of record by persons resident in the United States shall be determined as provided in Rule 12g5-1 except that securities held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers resident in the United States shall be counted as held in the United States by the number of separate accounts for which the securities are held. The issuer may rely in good faith on information as to the number of such separate accounts supplied by all owners of the class of its securities which are brokers, dealers or banks or a nominee for any of them.

(b)(1) Securities of any foreign private issuer shall be exempt from Section 12(g) of the Act if the issuer, or a government official or agency of the country of the issuer's domicile or in which it is incorporated or organized:

(i) Shall furnish to the Commission whatever information in each of the following categories the issuer since the beginning of its last fiscal year: (A) has made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organized, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders;

(ii) Shall furnish to the Commission a list identifying the information referred to in subparagraph (b)(1)(i) above and stating when and by whom it is required to be made public, filed with any such exchange or distributed to security holders;

(iii) Shall furnish to the Commission, during each subsequent fiscal year, whatever information is made public as described in (A), (B) or (C) of subparagraph (b)(1)(i) above promptly after such information is made or required to be made public as described therein;

(iv) Shall, promptly after the end of any fiscal year in which any changes shall occur in the kind of information required to be published as referred to in the list furnished pursuant to subparagraph (b)(1)(ii) above or any subsequent list, furnish to the Commission a revised list reflecting such changes; and

(v) Shall furnish to the Commission in connection with the initial submission the following information to the extent known or which can be obtained without unreasonable effort or expense: the number of holders of each class of equity securities resident in the United States, the amount and percentage of each class of outstanding equity securities held by residents in the United States, the circumstances in which such securities were acquired, and the date and circumstances of the most recent public distribution of securities by the issuer or an affiliate thereof.

(2) The information required to be furnished pursuant to subparagraphs (b)(1)(i) and (ii) above shall be furnished on or before the date on which a registration statement under Section 12(g) of the Act would otherwise be required to be filed. Any issuer furnishing information pursuant to paragraph (b)(1)(i) shall notify the Commission that it is furnished pursuant to that paragraph.

(3) The information required to be furnished pursuant to this paragraph (b) is information material to an investment decision such as: the financial condition or results of operations; changes in business; acquisitions or dispositions of assets; issuance, redemption or acquisitions of their securities; changes in management or control; the granting of options or the payment of other remuneration to directors or officers; and transactions with directors, officers or principal security holders.

[The next page is 1211.]

(4) Only one complete copy of any information or document need be furnished pursuant to paragraph (b)(1). Such information and documents need not be under cover of any prescribed form and shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. Press releases and all other communications or materials distributed directly to securityholders of each class of securities to which the exemption relates shall be in English. English versions or adequate summaries in English may be furnished in lieu of original English translations. No other documents need be furnished unless the issuer has prepared or caused to be prepared English translations, versions, or summaries of them. If no English translations, versions, or summaries have been prepared, a brief description in English of any such documents shall be furnished. Information or documents in a language other than English are not required to be furnished. If practicable, the Commission file number shall appear on the information furnished or in an accompanying letter. Any information or document previously sent to the Commission under cover of Form 40-F or Form 6-K need not be furnished under paragraph (b)(1).

(5) The furnishing of any information or document pursuant to paragraph (b) of this rule shall not constitute an admission for any purpose that the issuer is subject to the Act.

(c) Depositary Shares registered on Form F-6, but not the underlying deposited securities, are exempt from Section 12(g) of the Act under this paragraph (c).

(d) The exemption provided by paragraph (b) of this rule shall not be available for the following securities:

(1) Securities of a foreign private issuer that has or has had during the prior 18 months any securities registered under Section 12 of the Act or a reporting obligation (suspended or active) under Section 15(d) of the Act (other than arising solely by virtue of the use of Form F-7, F-8, F-9, F-10 or F-80);

(2) Securities of a foreign private issuer issued in a transaction (other than a transaction registered on Form F-8, F-9, F-10 or F-80) to acquire by merger, consolidation, exchange of securities, or acquisition of assets, another issuer that had securities registered under Section 12 of the Act or a reporting obligation (suspended or active) under Section 15(d) of the Act; and

(3) Securities quoted in an "automated inter-dealer quotation system" or securities represented by American Depositary Receipts so quoted unless all the following conditions are met:

(i) Such securities were so quoted on October 5, 1983 and have been continuously traded since;

(ii) The issuer is in compliance with the exemption in paragraph (b) on October 5, 1983 and has continuously maintained the exemption since; and

(iii) After January 2, 1986, the issuer is organized under the laws of any country except Canada or a political subdivision thereof.

Rule 12g-4. Certifications of Termination of Registration Under Section 12(g).

(a) Termination of registration of a class of securities shall take effect in 90 days, or such shorter period as the Commission may determine, after the issuer certifies to the Commission on Form 15 that:

(1) Such class of securities is held of record by: (i) less than 300 persons; or (ii) by less than 500 persons, where the total assets of the issuer have not exceeded $10,000,000 on the last day of each of the issuer's most recent three fiscal years; or

(2) Such class of securities of a foreign private issuer, as defined in Rule 3b-4, is held of record by: (i) less than 300 persons resident in the United States or (ii) less than 500 persons resident in the United States where the total assets of the issuer have not exceeded $10,000,000 on the last day of each of the issuer's most recent three fiscal years. For purposes of this paragraph, the number of persons resident in the United States shall be determined in accordance with the provisions of Rule 12g3-2(a).